   As filed with the Securities and Exchange Commission on November 2, 2009


                                                            File Nos. 333-161103

                                                                       811-05200


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Pre-Effective Amendment No. 1 [x]



                          Post-Effective Amendment No.
                                                                             []

                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

                               Amendment No. 216                             [x]

                        (Check Appropriate Box or Boxes)



                 MetLife Investors Variable Annuity Account One

                           (Exact Name of Registrant)



                      MetLife Investors Insurance Company

                              (Name of Depositor)

               5 Park Plaza, Suite 1900 Irvine, California 92614

        (Address of Depositor's Principal Executive Offices) (Zip Code)


               Depositor's Telephone Number, including Area Code

                                 (800) 989-3752



                        (Name and Address of Guarantor)

                    General American Life Insurance Company

                            13045 Tesson Ferry Road

                           St. Louis, Missouri 63128


                    (Name and Address of Agent for Service)

                               Richard C. Pearson

                                 Vice President

                      MetLife Investors Insurance Company

                            5 Park Plaza, Suite 1900

                                Irvine, CA 92614

                                (949) 223-5680


                                   COPIES TO:


                                W. Thomas Conner

                        Sutherland Asbill & Brennan LLP

                         1275 Pennsylvania Avenue, N.W.

                           Washington, DC 20004-2415

                                 (202) 383-0590


                 (APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING)

  AS SOON AS POSSIBLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


Title of Securities Registered: (1) Individual Variable Annuity Contracts, and
(2) Guarantee related to insurance obligations under variable annuity contracts

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED NOVEMBER 9, 2009
          TO THE PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement updates information in the prospectuses dated November 9, 2006 (as supplemented) for the Class VA, XC, L, L - 4 Year and C variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 343-8496 to request a free copy.

Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.

I.   COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     . Your Account Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     . The investment portfolios available under your Contract have not changed as a result of the Combination.

     . Your Account Value is allocated to the same investment portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same investment portfolio and illustrate unit values as a range.

If you have any questions, please contact us at (800) 343-8496.

                                                                 SUPP-ACC51109CL

II.  THE ANNUITY CONTRACT

The prospectus describes all material features and benefits of the contract. The language in the prospectus determines your rights under the federal securities laws.

III. INVESTMENT OPTIONS

Each investment portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING (800) 343-8496 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the investment portfolios.

IV.  OTHER INFORMATION

The paragraph appearing in this section under the sub-heading "MetLife Investors," relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.


The following only applies to the Class VA, XC, L, and C prospectuses. The last sentence of the third paragraph under the "MetLife Investors" sub-heading, relating to the guarantee provided by General American Life Insurance Company (General American Life), is revised to read as follows:

"With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the 'Act') to not file reports under the Act."


        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                         SUPPLEMENT DATED MAY 1, 2009
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class VA, XC, L, L-4 Year and C variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 343-8496 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit--Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse. Accordingly, a purchaser who has or is contemplating a civil union or same sex marriage should note that such partner/spouse would not be able to receive continued payments after the death of the contract owner under the Joint Life version of the Lifetime Withdrawal Guarantee (see "Living Benefits--Guaranteed Withdrawal Benefits").

2. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in

                                                                 SUPP-AC5MS0509
   profits to the adviser. (See "Fee Tables and Examples--Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

   Each of the Met Investors Series Trust and the Metropolitan Series Fund,
   Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Each investment portfolio's 12b-1 Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples--Investment Portfolio Expenses" and "Other Information--Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of account value to such investment portfolios.

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

Replace the sections from the "Met Investors Series Trust" heading to before the "Transfers" heading with the following:

   MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C)

   Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. (Met Investors Advisory, LLC, the former investment manager of Met Investors Series Trust, merged into MetLife Advisers on May 1, 2009.) MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class C portfolios are available under the contract:

       American Funds Bond Portfolio (Class C)
       American Funds Growth Portfolio (Class C)
       American Funds International Portfolio (Class C)
       BlackRock High Yield Portfolio
       Clarion Global Real Estate Portfolio
       Harris Oakmark International Portfolio
       Lazard Mid Cap Portfolio
       Legg Mason Partners Aggressive Growth Portfolio
       Legg Mason Value Equity Portfolio
       Loomis Sayles Global Markets Portfolio
       Lord Abbett Bond Debenture Portfolio
       Lord Abbett Growth and Income Portfolio
       Lord Abbett Mid Cap Value Portfolio
       Met/AIM Small Cap Growth Portfolio
       Met/Franklin Mutual Shares Portfolio
       MFS(Reg. TM) Emerging Markets Equity Portfolio
       MFS(Reg. TM) Research International Portfolio
       PIMCO Inflation Protected Bond Portfolio
       PIMCO Total Return Portfolio
       Pioneer Fund Portfolio*
       Rainier Large Cap Equity Portfolio
       RCM Technology Portfolio
       T. Rowe Price Mid Cap Growth Portfolio
       Third Avenue Small Cap Value Portfolio
       Turner Mid Cap Growth Portfolio
       Van Kampen Comstock Portfolio

   *This portfolio is not available for investment prior to May 4, 2009.

   METROPOLITAN SERIES FUND, INC.

   Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

       Barclays Capital Aggregate Bond Index Portfolio (Class G)*
       BlackRock Money Market Portfolio (Class B)
       Davis Venture Value Portfolio (Class E)
       Jennison Growth Portfolio (Class B)
       Met/Artisan Mid Cap Value Portfolio (formerly Harris Oakmark Focused Value Portfolio) (Class B)
       Met/Dimensional International Small Company Portfolio (Class B) MetLife Mid Cap Stock Index Portfolio (Class G)*
       MetLife Stock Index Portfolio (Class B)
       Morgan Stanley EAFE(Reg. TM) Index Portfolio (Class G)*
       Russell 2000(Reg. TM) Index Portfolio (Class G)*
       Western Asset Management U.S. Government Portfolio (Class B)

   *These portfolios are not available for investment prior to May 4, 2009.

   MET INVESTORS SERIES TRUST--METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

       MetLife Defensive Strategy Portfolio
       MetLife Moderate Strategy Portfolio
       MetLife Balanced Strategy Portfolio
       MetLife Growth Strategy Portfolio
       MetLife Aggressive Strategy Portfolio

   MET INVESTORS SERIES TRUST--AMERICAN FUNDS ASSET ALLOCATION PORTFOLIOS (CLASS C)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class C portfolios are also available under the contract:

       American Funds Moderate Allocation Portfolio
       American Funds Balanced Allocation Portfolio
       American Funds Growth Allocation Portfolio

   MET INVESTORS SERIES TRUST--FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:

       Met/Franklin Templeton Founding Strategy Portfolio

   MET INVESTORS SERIES TRUST--SSGA ETF PORTFOLIOS (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

       SSgA Growth and Income ETF Portfolio
       SSgA Growth ETF Portfolio

In the "Market Timing" subsection in the "Transfers" section, replace the list of Monitored Portfolios with the following:

   the American Funds International, BlackRock High Yield, Clarion Global Real Estate, Harris Oakmark International, Loomis Sayles Global Markets, Lord Abbett Bond Debenture, Met/AIM Small Cap Growth, Met/Dimensional International Small Company, MFS(Reg. TM) Emerging Markets Equity, MFS(Reg.
   TM) Research International, Morgan Stanley EAFE(Reg. TM) Index, Russell 2000(Reg. TM) Index, and Third Avenue Small Cap Value Portfolios

3. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, replace the text between the "Option 5. Payments for a Designated Period" paragraph and the "Guaranteed Minimum Income Benefit" heading with the following:

   We may require proof of age or sex of an annuitant before making any annuity payments under the contract that are measured by the annuitant's life. If the age or sex of the annuitant has been misstated, the amount payable will be the amount that the account value would have provided at the correct age or sex. Once annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.

   You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period annuity option (Option 5). You may not commute the fixed Payments for a Designated Period annuity option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving annuitant. Upon the death of the last surviving annuitant, the beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable annuity options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed annuity options, the calculation of the commuted value will be done using the then current annuity option rates.

   There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")

   Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.

   In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

   In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

   VARIABLE ANNUITY PAYMENTS

   The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a business day no more than five
   (5) business days before the annuity date. The first variable annuity payment will be based upon the Adjusted Contract Value, the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

   The dollar amount of variable annuity payments after the first payment is determined as follows:

       . The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, and the number of annuity units will be adjusted for transfers to a fixed annuity option.

          Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.

       . The fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

       . The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

   ANNUITY UNIT. The initial annuity unit value for each investment portfolio of the Separate Account was set by us. The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor (see the Statement of Additional Information for a definition) for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.

   FIXED ANNUITY PAYMENTS

   The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the annuity date will be used to determine a fixed annuity payment. The annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made. You may not make a transfer from the fixed annuity option to the variable annuity option.

In the "Description of GMIB II" section, replace item (2) under the "Exercising the GMIB II Rider" heading with the following:

   (2) Joint and last survivor annuity with 10 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants, who are not spouses, is greater than 10 years.

In the "Description of GMIB Plus" section, replace the "Allocation Limitations" section with the following:

   ALLOCATION LIMITATIONS. If you elect to purchase the GMIB Plus, unlike the GMIB II or GMIB I, you are limited to allocating your purchase payments and account value among the fixed account and the following investment portfolios:

    (a)the MetLife Defensive Strategy Portfolio

    (b)the MetLife Moderate Strategy Portfolio

    (c)the MetLife Balanced Strategy Portfolio

    (d)the MetLife Growth Strategy Portfolio

    (e)the American Funds Moderate Allocation Portfolio

    (f)the American Funds Balanced Allocation Portfolio

    (g)the American Funds Growth Allocation Portfolio

    (h)the Met/Franklin Templeton Founding Strategy Portfolio

    (i)the SSgA Growth and Income ETF Portfolio

    (j)the SSgA Growth ETF Portfolio

    (k)the BlackRock Money Market Portfolio.

   If you elect the GMIB Plus, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination investment portfolios are one or more of the above-listed investment portfolios.

4. LIVING BENEFITS

In the "LIVING BENEFITS" section, under "Guaranteed Withdrawal Benefit - Description of the Enhanced Guaranteed Withdrawal Benefit" replace the "Required Minimum Distributions" paragraph with the following:

   REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to
   Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution program and elect annual withdrawals, AFTER THE FIRST CONTRACT YEAR, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amount is greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount may exceed your Annual

   Benefit Payment; if such withdrawals exceed your Annual Benefit Payment, the Annual Benefit Payment will be recalculated and may be reduced. YOU MUST BE ENROLLED ONLY IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO
            ----
   QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. YOU MAY NOT BE ENROLLED IN ANY OTHER SYSTEMATIC WITHDRAWAL PROGRAM. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

Under "Guaranteed Withdrawal Benefit--Description of the Lifetime Withdrawal Guarantee," replace the "Required Minimum Distributions" section with the following:

   REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to
   Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution program and elect annual withdrawals, AFTER THE FIRST CONTRACT YEAR, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amount is greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount may exceed your Annual Benefit Payment and may cause the Total Guaranteed Withdrawal Amount to be recalculated and the Annual Benefit Payment to be reduced. YOU MUST BE ENROLLED ONLY IN THE AUTOMATED REQUIRED MINIMUM
                                 ----
   DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. YOU MAY NOT BE ENROLLED IN ANY OTHER SYSTEMATIC WITHDRAWAL PROGRAM. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

Under "Guaranteed Withdrawal Benefit--Description of the Lifetime Withdrawal Guarantee," replace the "Investment Allocation Restrictions" section with the following:

   INVESTMENT ALLOCATION RESTRICTIONS. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and the following investment portfolios:

    (a)the MetLife Defensive Strategy Portfolio

    (b)the MetLife Moderate Strategy Portfolio

    (c)the MetLife Balanced Strategy Portfolio

    (d)the MetLife Growth Strategy Portfolio

    (e)the American Funds Moderate Allocation Portfolio

    (f)the American Funds Balanced Allocation Portfolio

    (g)the American Funds Growth Allocation Portfolio

    (h)the Met/Franklin Templeton Founding Strategy Portfolio

    (i)the SSgA Growth and Income ETF Portfolio

    (j)the SSgA Growth ETF Portfolio

    (k)the BlackRock Money Market Portfolio.

   You may also elect to participate in the DCA or EDCA programs, provided that your destination investment portfolios are one or more of the above-listed investment portfolios.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, add the following to the end of the first paragraph of the "Upon Your Death" section:

   If the death benefit payable is an amount that exceeds the account value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the account value, in accordance with the current allocation of the account value. This death benefit amount remains in the investment portfolios until each of the other beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the investment portfolios on behalf of the remaining beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

6. FEDERAL INCOME TAX STATUS

In the "FEDERAL INCOME TAX STATUS" section, add the following after the third paragraph under the "Other Tax Issues" heading:

   Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first required minimum distribution payment by April 1, 2009. In contrast, if your first required minimum distribution would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 required minimum distribution is due by December 31, 2010. For after-death required minimum distributions, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This required minimum distribution waiver does not apply if you are receiving annuitized payments under your contract. The required minimum distribution rules are complex, so consult with your tax advisor before waiving your 2009 required minimum distribution payment.

7. OTHER INFORMATION

In the "OTHER INFORMATION" section, add the following to the end of the third paragraph under the "MetLife Investors" heading:

   With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

Add the following after the second paragraph under the "Requests and Elections" heading:

   A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your registered representative before submitting the form or request.

8. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

  5 Park Plaza, Suite 1900                            Telephone: 800-343-8496
  Irvine, CA 92614

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C)



Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. (Met Investors Advisory, LLC, the former investment manager of Met Investors Series Trust, merged into MetLife Advisers, LLC on May 1, 2009.) Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class C portfolios are available under the contract:



AMERICAN FUNDS BOND PORTFOLIO (CLASS C)


SUBADVISER: Capital Research and Management Company


INVESTMENT OBJECTIVE: The American Funds Bond Portfolio seeks to maximize current income and preserve capital.


AMERICAN FUNDS GROWTH PORTFOLIO (CLASS C)


SUBADVISER: Capital Research and Management Company


INVESTMENT OBJECTIVE: The American Funds Growth Portfolio seeks to achieve growth of capital.


AMERICAN FUNDS INTERNATIONAL PORTFOLIO (CLASS C)


SUBADVISER: Capital Research and Management Company


INVESTMENT OBJECTIVE: The American Funds International Portfolio seeks to achieve growth of capital.


BLACKROCK HIGH YIELD PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.



CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: ING Clarion Real Estate Securities L.P.



INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.


HARRIS OAKMARK INTERNATIONAL PORTFOLIO


SUBADVISER: Harris Associates L.P.


INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.


LAZARD MID CAP PORTFOLIO


SUBADVISER: Lazard Asset Management LLC


INVESTMENT OBJECTIVE: The Lazard Mid-Cap Portfolio seeks long-term growth of capital.


LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO


SUBADVISER: ClearBridge Advisors, LLC


INVESTMENT OBJECTIVE: The Legg Mason Partners Aggressive Growth Portfolio seeks capital appreciation.


LEGG MASON VALUE EQUITY PORTFOLIO


SUBADVISER: Legg Mason Capital Management, Inc.


INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term growth of capital.


LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO


SUBADVISER: Loomis, Sayles & Company, L.P.


INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and income.

LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT GROWTH AND INCOME PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.


MET/AIM SMALL CAP GROWTH PORTFOLIO


SUBADVISER: Invesco Aim Capital Management, Inc.


INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.


MET/FRANKLIN MUTUAL SHARES PORTFOLIO


SUBADVISER: Franklin Mutual Advisers, LLC


INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.


MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


PIMCO INFLATION PROTECTED BOND PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks to provide maximum real return, consistent with preservation of capital and prudent investment management.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.



PIONEER FUND PORTFOLIO+


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.



RAINIER LARGE CAP EQUITY PORTFOLIO


SUBADVISER: Rainier Investment Management, Inc.


INVESTMENT OBJECTIVE: The Rainier Large Cap Equity Portfolio seeks to maximize long-term capital appreciation.


RCM TECHNOLOGY PORTFOLIO


SUBADVISER: RCM Capital Management LLC


INVESTMENT OBJECTIVE: The RCM Technology Portfolio seeks capital appreciation; no consideration is given to income.


T. ROWE PRICE MID CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term growth of capital.


THIRD AVENUE SMALL CAP VALUE PORTFOLIO


SUBADVISER: Third Avenue Management LLC


INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

TURNER MID CAP GROWTH PORTFOLIO


SUBADVISER: Turner Investment Partners, Inc.


INVESTMENT OBJECTIVE: The Turner Mid-Cap Growth Portfolio seeks capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO


SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen


INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.


+This portfolio is not available for investment prior to May 4, 2009.


METROPOLITAN SERIES FUND, INC.


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following portfolios are available under the contract:


BARCLAYS CAPITAL AGGREGATE BOND INDEX PORTFOLIO (CLASS G)+


SUBADVISER: MetLife Investment Advisors Company, LLC


INVESTMENT OBJECTIVE: The Barclays Capital Aggregate Bond Index Portfolio seeks to equal the performance of the Barclays Capital U.S. Aggregate Bond Index.


BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.



DAVIS VENTURE VALUE PORTFOLIO (CLASS E)



SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.



INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.



JENNISON GROWTH PORTFOLIO (CLASS B)


SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.


MET/ARTISAN MID CAP VALUE PORTFOLIO (CLASS B) (formerly Harris Oakmark Focused Value Portfolio)


SUBADVISER: Artisan Partners Limited Partnership (formerly Harris Associates
L.P.)


INVESTMENT OBJECTIVE: The Met/Artisan Mid Cap Value Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


METLIFE MID CAP STOCK INDEX PORTFOLIO (CLASS G)+



SUBADVISER: MetLife Investment Advisors Company, LLC



INVESTMENT OBJECTIVE: The MetLife Mid Cap Stock Index Portfolio seeks to equal the performance of the Standard & Poor's MidCap 400 Composite Stock Price Index.

METLIFE STOCK INDEX PORTFOLIO (CLASS B)


SUBADVISER: MetLife Investment Advisors Company, LLC


INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 (Reg. TM) Composite Stock Price Index.



MORGAN STANLEY EAFE (Reg. TM) INDEX PORTFOLIO (CLASS G)+


SUBADVISER: MetLife Investment Advisors Company, LLC


INVESTMENT OBJECTIVE: The Morgan Stanley EAFE (Reg. TM) Index Portfolio seeks to equal the performance of the MSCI EAFE Index.


RUSSELL 2000 (Reg. TM) INDEX PORTFOLIO (CLASS G)+


SUBADVISER: MetLife Investment Advisors Company, LLC


INVESTMENT OBJECTIVE: The Russell 2000 (Reg. TM) Index Portfolio seeks to equal the return of the Russell 2000 (Reg. TM) Index.


WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (CLASS B)


SUBADVISER: Western Asset Management Company



INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.


+These portfolios are not available for investment prior to May 4, 2009.



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)



In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.


MET INVESTORS SERIES TRUST - AMERICAN FUNDS ASSET ALLOCATION PORTFOLIOS (CLASS
C)



In addition to the Met Investors Series Trust portfolios listed above, the following Class C portfolios managed by MetLife Advisers, LLC are also available under the contract:


AMERICAN FUNDS MODERATE ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds Moderate Allocation Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


AMERICAN FUNDS BALANCED ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds Balanced Allocation Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


AMERICAN FUNDS GROWTH ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds Growth Allocation Portfolio seeks growth of capital.

MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)



In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by MetLife Advisers, LLC is also available under the contract:



MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio primarily seeks capital appreciation and secondarily seeks income.



MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:


SSGA GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       SUPPLEMENT DATED NOVEMBER 10, 2008

                                       TO

              PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement describes certain new investment portfolios for the Class XC, VA, L, L - 4 Year, and C products issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement provides information in addition to that contained in the prospectuses dated November 9, 2006 (as supplemented). Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus. This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 343-8496 to request a free copy.

1.   SSGA GROWTH AND INCOME ETF PORTFOLIO AND SSGA GROWTH ETF PORTFOLIO

The SSgA Growth and Income ETF Portfolio (Class B) and the SSgA Growth ETF Portfolio (Class B) of Met Investors Series Trust are expected to be available on or about November 10, 2008. In the "Investment Portfolio Expenses" table under "Met Investors Series Trust," add the following:

                                                                ACQUIRED     TOTAL     CONTRACTUAL   NET TOTAL
                                            12B-1/                FUND       ANNUAL      EXPENSE       ANNUAL
                              MANAGEMENT   SERVICE     OTHER    FEES AND   PORTFOLIO    SUBSIDY OR   PORTFOLIO
                                 FEES        FEES    EXPENSES   EXPENSES    EXPENSES     DEFERRAL     EXPENSES
                              ----------   -------   --------   --------   ---------   -----------   ---------
SSgA Growth and Income ETF
   Portfolio*+                   0.33%      0.25%      0.09%      0.20%      0.87%        0.00%        0.87%
SSgA Growth ETF Portfolio*+      0.33%      0.25%      0.08%      0.22%      0.88%        0.00%        0.88%

* The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an underlying ETF or other investment company, the Portfolio will bear its pro rata portion of the operating expenses of the underlying ETF or other investment company, including the management fee.

+ The Management Fee has been restated to reflect an amended management fee agreement that became effective as of September 2, 2008.

                                                                 SUPP-MLIAC51108

In Appendix B, "Participating Investment Portfolios," add the following to the list of portfolios under "MET INVESTORS SERIES TRUST":

     SSGA GROWTH AND INCOME ETF PORTFOLIO

     SUBADVISER: SSgA Funds Management, Inc.

     INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.

     SSGA GROWTH ETF PORTFOLIO

     SUBADVISER: SSgA Funds Management, Inc.

     INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

2.   MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO

The Met/Dimensional International Small Company Portfolio (Class B) of Metropolitan Series Fund, Inc. is expected to be available on or about November 10, 2008. In the "Investment Portfolio Expenses" table under "Metropolitan Series Fund, Inc.," add the following:

                                                                  ACQUIRED     TOTAL     CONTRACTUAL   NET TOTAL
                                              12B-1/                FUND       ANNUAL      EXPENSE       ANNUAL
                                MANAGEMENT   SERVICE     OTHER    FEES AND   PORTFOLIO    SUBSIDY OR   PORTFOLIO
                                   FEES        FEES    EXPENSES   EXPENSES    EXPENSES     DEFERRAL     EXPENSES
                                ----------   -------   --------   --------   ---------   -----------   ---------
Met/Dimensional International
   Small Company Portfolio**       0.85%      0.25%      0.30%      0.00%      1.40%        0.00%        1.40%

** The fees and expenses of the Portfolio are estimated for the year ending December 31, 2008.

In Appendix B, "Participating Investment Portfolios," add the following to the list of portfolios under "METROPOLITAN SERIES FUND, INC.":

     MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO

     SUBADVISER: Dimensional Fund Advisors LP

     INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.

3.   DESCRIPTIONS OF THE ASSET ALLOCATION PORTFOLIOS

In the "INVESTMENT OPTIONS" section, after the "Description of the MetLife Asset Allocation Program" section, add the following:

DESCRIPTION OF THE AMERICAN FUNDS ASSET ALLOCATION PORTFOLIOS

The following three American Funds Asset Allocation Portfolios (Class C) are each a portfolio of the Met Investors Series Trust. Met Investors Advisory is the investment manager of the American Funds Asset Allocation Portfolios.

AMERICAN FUNDS ASSET ALLOCATION PORTFOLIOS
------------------------------------------

     American Funds Moderate Allocation Portfolio
     American Funds Balanced Allocation Portfolio
     American Funds Growth Allocation Portfolio

Each portfolio was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class 1 shares of certain funds of American Funds Insurance Series(R) that invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three primary asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, the underlying investment portfolios' investment objectives, policies, investment process and portfolio analytical and management personnel. Periodically, Met Investors Advisory will evaluate each portfolio's allocation among equity, fixed income and cash, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. At the same time, Met Investors Advisory will also consider whether to make changes with respect to the underlying investment portfolios, such as selecting one or more new underlying investment portfolios. (See the fund prospectus for a description of each portfolio's target allocation.)

DESCRIPTION OF THE MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO


The Met/Franklin Templeton Founding Strategy Portfolio invests on a fixed percentage basis in a combination of Met Investors Series Trust portfolios sub-advised by Franklin Templeton, which, in turn, invest primarily in U.S. and foreign equity securities and, to a lesser extent, fixed-income and money market securities. The Met/Franklin Templeton Founding Strategy Portfolio's assets are allocated on an equal basis (33 1/3%) among the Class A shares of the Met/Franklin Income Portfolio, Met/Franklin Mutual Shares Portfolio and Met/Templeton Growth Portfolio. Met Investors Advisory is the investment manager of the Met/Franklin Templeton Founding Strategy Portfolio. Met Investors Advisory will periodically rebalance the portfolio's holdings as deemed necessary to bring the asset allocation of the portfolio back into alignment with its fixed percentage allocations. (See the fund prospectus for more information about the portfolio and the underlying investment portfolios in which it invests.)

DESCRIPTION OF THE SSGA ETF PORTFOLIOS

The SSgA Growth and Income ETF Portfolio (Class B) and the SSgA Growth ETF Portfolio (Class B) are each a portfolio of the Met Investors Series Trust. Met Investors Advisory is the investment manager of the SSgA ETF Portfolios.

Each portfolio was designed on established principles of asset allocation. Each portfolio will primarily invest its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). Each underlying ETF invests primarily in equity securities or in fixed income securities, as applicable, typically in an effort to replicate the performance of a market index.

Each of the SSgA ETF Portfolios has a different allocation among various asset classes (including large-, mid- and small-capitalization domestic equity, foreign, fixed income, high yield, real estate investment trusts and cash/money market). SSgA Funds Management, Inc. ("SSgA Funds Management"), the portfolios' sub-adviser, establishes specific investment percentages for the asset classes and then selects the underlying ETFs in which a portfolio invests based on, among other things, the historical performance of each ETF and/or asset class, future risk/return expectations, and SSgA Funds Management's outlook for the economy, interest rates and financial markets. These allocations reflect varying degrees of potential investment risk and reward. The allocation between equity and fixed income ETFs reflects greater or lesser emphasis on growth of capital and pursuing current income.

SSgA Funds Management will regularly review each portfolio's asset allocation among equities, fixed income and cash/cash equivalents including the investment allocations within such asset classes and may make changes in the allocation as the market and economic outlook changes. SSgA Funds Management may add new underlying ETFs or replace existing underlying ETFs at its discretion. (See the fund prospectus for more information about each of the SSgA ETF Portfolios and the underlying ETFs.)

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                               Telephone: (800) 343-8496
Irvine, CA 92614

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 28, 2008
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class VA, XC, L, L-4 Year and C variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 343-8496 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

    Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit--Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Accordingly, a purchaser who has or is contemplating a civil union should note that a civil union partner would not be able to receive continued payments after the death of the contract owner under the Joint Life version of the Lifetime Withdrawal Guarantee (see "Living Benefits--Guaranteed Withdrawal Benefit").

2. PURCHASE

In the "PURCHASE" section, replace the second-to-last sentence in the third paragraph under the "Allocation of Purchase Payments" heading with the following:

    If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), we must have your request to allocate future purchase payments to more than 18 investment portfolios on record before we can apply your subsequent purchase payment to your chosen allocation.

Replace the fourth and fifth paragraphs with the following:

    If you choose the Guaranteed Minimum Income Benefit Plus rider or the Lifetime Withdrawal Guarantee rider, until the rider terminates, we will require you to allocate your purchase payments and account value solely among the fixed account, the BlackRock Money Market Portfolio, the American Funds Asset Allocation portfolios, the Met/Franklin Templeton Founding Strategy Portfolio, and/or the MetLife Asset Allocation Program portfolios, excluding the MetLife Aggressive Strategy Portfolio (you may participate in the EDCA program, subject to restrictions).

3. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

    CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory

                                                                 SUPP-AC5MS0408
    fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples--Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

    Each of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Each investment portfolio's 12b-1 Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples--Investment Portfolio Expenses" and "Other Information--Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

    We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of account value to such investment portfolios.

    WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

Replace the "Met Investors Series Trust (Class B)" section with the following:

    MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C)

    Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class C portfolios are available under the contract:

    American Funds Bond Portfolio (Class C)
    American Funds Growth Portfolio (Class C)
    American Funds International Portfolio (Class C)

    BlackRock High Yield Portfolio
    Clarion Global Real Estate Portfolio (formerly Neuberger Berman Real Estate Portfolio)
    Harris Oakmark International Portfolio
    Lazard Mid Cap Portfolio
    Legg Mason Partners Aggressive Growth Portfolio
    Legg Mason Value Equity Portfolio
    Loomis Sayles Global Markets Portfolio
    Lord Abbett Bond Debenture Portfolio
    Lord Abbett Growth and Income Portfolio
    Lord Abbett Mid Cap Value Portfolio
    Met/AIM Small Cap Growth Portfolio
    Met/Franklin Mutual Shares Portfolio
    MFS(R) Emerging Markets Equity Portfolio
    MFS(R) Research International Portfolio
    PIMCO Inflation Protected Bond Portfolio
    PIMCO Total Return Portfolio
    Rainier Large Cap Equity Portfolio
    RCM Technology Portfolio
    T. Rowe Price Mid Cap Growth Portfolio
    Third Avenue Small Cap Value Portfolio
    Turner Mid Cap Growth Portfolio
    Van Kampen Comstock Portfolio

Add the following after the "Met Investors Series Trust--MetLife Asset Allocation Program (Class B)" section:

    MET INVESTORS SERIES TRUST--AMERICAN FUNDS ASSET ALLOCATION PORTFOLIOS (CLASS C)

    In addition to the portfolios listed above under Met Investors Series Trust, the following Class C portfolios are also available under the contract:

    American Funds Moderate Allocation Portfolio
    American Funds Balanced Allocation Portfolio
    American Funds Growth Allocation Portfolio

    MET INVESTORS SERIES TRUST--FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

    In addition to the portfolios listed above under Met Investors Series
    Trust, the following Class B portfolio is also available under the contract:

    Met/Franklin Templeton Founding Strategy Portfolio

In the "Market Timing" subsection in the "Transfers" section, replace the list of Monitored Portfolios with the following:

    the American Funds International, BlackRock High Yield, Clarion Global Real Estate, Harris Oakmark International, Loomis Sayles Global Markets, Lord Abbett Bond Debenture, Met/AIM Small Cap Growth, MFS(R) Emerging Markets Equity, MFS(R) Research International, and Third Avenue Small Cap Value Portfolios

4. EXPENSES

In the "EXPENSES" section, add the following in the "Withdrawal Charge" section, immediately above the "Free Withdrawal Amount" heading:

    A withdrawal charge will be assessed if prior purchase payments are withdrawn pursuant to a request to divide the assets of a contract due to divorce.

5. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, under "Guaranteed Minimum Income Benefit - Description of GMIB Plus," replace the "Allocation Limitations" section with the following:

    ALLOCATION LIMITATIONS. If you elect to purchase the GMIB Plus, unlike the GMIB II or GMIB I, you are limited to allocating your purchase payments and account value among the fixed account and the following investment portfolios:

    (a) the MetLife Defensive Strategy Portfolio,

    (b) the MetLife Moderate Strategy Portfolio,

    (c) the MetLife Balanced Strategy Portfolio,

    (d) the MetLife Growth Strategy Portfolio,

    (e) the American Funds Moderate Allocation Portfolio,

    (f) the American Funds Balanced Allocation Portfolio,

    (g) the American Funds Growth Allocation Portfolio,

    (h) the Met/Franklin Templeton Founding Strategy Portfolio, or

    (i) the BlackRock Money Market Portfolio.

    You may also elect to participate in the Enhanced Dollar Cost Averaging program, provided that your destination investment portfolios are one or more of the above-listed investment portfolios.

6. LIVING BENEFITS

In the "LIVING BENEFITS" section, under "Guaranteed Withdrawal Benefit - Description of the Lifetime Withdrawal Guarantee," replace the "Investment Allocation Restrictions" section with the following:

    INVESTMENT ALLOCATION RESTRICTIONS. If you elect the Lifetime Withdrawal Guarantee, you are limited to allocating your purchase payments and account value among the fixed account and the following investment portfolios:

    (a) the MetLife Defensive Strategy Portfolio,

    (b) the MetLife Moderate Strategy Portfolio,

    (c) the MetLife Balanced Strategy Portfolio,

    (d) the MetLife Growth Strategy Portfolio,

    (e) the American Funds Moderate Allocation Portfolio,

    (f) the American Funds Balanced Allocation Portfolio,

    (g) the American Funds Growth Allocation Portfolio,

    (h) the Met/Franklin Templeton Founding Strategy Portfolio, or

    (i) the BlackRock Money Market Portfolio.

    You may also elect to participate in the Enhanced Dollar Cost Averaging program, provided that your destination investment portfolios are one or more of the above-listed investment portfolios.

7. DEATH BENEFIT

In the "DEATH BENEFIT" section, replace the "Spousal Continuation" section with the following:

    SPOUSAL CONTINUATION

    If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. The terms and conditions of the contract that applied prior to the owner's death will continue to apply, with certain exceptions described in the contract.

    For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.

    Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").

8. OTHER INFORMATION

In the "OTHER INFORMATION" section, replace the first sentence under the "Distributor" heading with the following:

    We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

At the end of the first paragraph under the "Requests and Elections" heading, add the following:

    If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your contract.

9. APPENDIX A

At the end of APPENDIX A, add the following:

    DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Met Investors Series Trust:
    Oppenheimer Capital Appreciation Portfolio (Class B) (closed effective November 12, 2007); and (b) Met Investors Series Trust: Goldman Sachs Mid Cap Value Portfolio (Class B) (closed effective April 28, 2008).

10. APPENDIX B

Replace Appendix B with the following:

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, which is an affiliate of MetLife Investors USA. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class C portfolios are available under the contract:

AMERICAN FUNDS BOND PORTFOLIO (CLASS C)

SUBADVISER: Capital Research and Management Company

INVESTMENT OBJECTIVE: The American Funds Bond Portfolio seeks to maximize current income and preserve capital.

AMERICAN FUNDS GROWTH PORTFOLIO (CLASS C)

SUBADVISER: Capital Research and Management Company

INVESTMENT OBJECTIVE: The American Funds Growth Portfolio seeks to achieve growth of capital.

AMERICAN FUNDS INTERNATIONAL PORTFOLIO (CLASS C)

SUBADVISER: Capital Research and Management Company

INVESTMENT OBJECTIVE: The American Funds International Portfolio seeks to achieve growth of capital.

BLACKROCK HIGH YIELD PORTFOLIO

SUBADVISER: BlackRock Financial Management, Inc.

INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.

CLARION GLOBAL REAL ESTATE PORTFOLIO (formerly Neuberger Berman Real Estate Portfolio)

SUBADVISER: ING Clarion Real Estate Securities L.P. (formerly Neuberger Berman Management, Inc.)

INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid-Cap Portfolio seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: The Legg Mason Partners Aggressive Growth Portfolio seeks capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term growth of capital.

LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and income.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Invesco Aim Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO

SUBADVISER: Franklin Mutual Advisers, LLC

INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.

MFS(R)/ /EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R)/ /Emerging Markets Equity Portfolio seeks capital appreciation.

MFS(R)/ /RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R)/ /Research International Portfolio seeks capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks to provide maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

RAINIER LARGE CAP EQUITY PORTFOLIO

SUBADVISER: Rainier Investment Management, Inc.

INVESTMENT OBJECTIVE: The Rainier Large Cap Equity Portfolio seeks to maximize long-term capital appreciation.

RCM TECHNOLOGY PORTFOLIO

SUBADVISER: RCM Capital Management LLC

INVESTMENT OBJECTIVE: The RCM Technology Portfolio seeks capital appreciation; no consideration is given to income.

T. ROWE PRICE MID CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

TURNER MID CAP GROWTH PORTFOLIO

SUBADVISER: Turner Investment Partners, Inc.

INVESTMENT OBJECTIVE: The Turner Mid-Cap Growth Portfolio seeks capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors USA, is the investment adviser to the portfolios. The following Class B or, as noted, Class E portfolios are available under the contract:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, Inc., L.P. may delegate any of its responsibilities to Davis Selected Advisers -- NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark Focused Value Portfolio seeks long-term capital appreciation.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.


METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: MetLife Investment Advisors Company, LLC

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500(R)/ /Composite Stock Price Index.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios managed by Met Investors Advisory, LLC are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.

MET INVESTORS SERIES TRUST -- AMERICAN FUNDS ASSET ALLOCATION PORTFOLIOS (CLASS
C)

In addition to the Met Investors Series Trust portfolios listed above, the following Class C portfolios managed by Met Investors Advisory, LLC are also available under the contract:

AMERICAN FUNDS MODERATE ALLOCATION PORTFOLIO

INVESTMENT OBJECTIVE: The American Funds Moderate Allocation Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

AMERICAN FUNDS BALANCED ALLOCATION PORTFOLIO

INVESTMENT OBJECTIVE: The American Funds Balanced Allocation Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

AMERICAN FUNDS GROWTH ALLOCATION PORTFOLIO

INVESTMENT OBJECTIVE: The American Funds Growth Allocation Portfolio seeks growth of capital.

MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by Met Investors Advisory, LLC is also available under the contract:

MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio primarily seeks capital appreciation and secondarily seeks income.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900     Telephone: 800-343-8496
             Irvine, CA 92614

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       SUPPLEMENT DATED OCTOBER 19, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement describes a change to federal tax regulations that affects certain qualified contracts issued as Tax Sheltered Annuities under section 403(b) of the Internal Revenue Code. This supplement provides information in addition to that contained in the prospectuses dated November 9, 2006 (as supplemented) for the Class A, B, AA, C, L, L-4 Year, VA, and XC products issued by MetLife Investors Insurance Company.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900              (800) 343-8496
             Irvine, CA 92614

                                                                 SUPP-403BACCT5

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 30, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class VA, XC, L, L--4 Year and C contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 343-8496 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, replace the paragraph immediately above the "Market Timing" heading with the following:

   As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information--Ownership."

2. PURCHASE

In the "Purchase Payments" section of the "PURCHASE" section of the prospectus, add the following after the last bullet item:

  . We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")

  . We will not accept purchase payments made with cash, money orders, or travelers checks.

3. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section of the prospectus, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples--Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.
                                                                SUPP-0407ACC5MS

   Each of the Met Investors Series Trust and the Metropolitan Series Fund,
   Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Each investment portfolio's 12b-1 Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples--Investment Portfolio Expenses" and "Other Information--Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. In some cases, we have included investment portfolios based on recommendations made by selling firms.

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

In the "Met Investors Series Trust (Class B)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the list of portfolios with the following:

   Met/AIM Small Cap Growth Portfolio
   Goldman Sachs Mid-Cap Value Portfolio
   Harris Oakmark International Portfolio
   Lazard Mid-Cap Portfolio
   Legg Mason Partners Aggressive Growth Portfolio
     (formerly Legg Mason Aggressive Growth Portfolio)
   Legg Mason Value Equity Portfolio
   Loomis Sayles Global Markets Portfolio
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Growth and Income Portfolio
   MFS(R) Emerging Markets Equity Portfolio
   MFS(R) Research International Portfolio
   Neuberger Berman Real Estate Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Inflation Protected Bond Portfolio
   PIMCO Total Return Portfolio
   RCM Technology Portfolio
     (formerly RCM Global Technology Portfolio)
   T. Rowe Price Mid-Cap Growth Portfolio
   Third Avenue Small Cap Value Portfolio
   Turner Mid-Cap Growth Portfolio
   Van Kampen Comstock Portfolio

In the "Transfers--General" section of the "INVESTMENT OPTIONS" section of the prospectus, add the following to the end of the fourth bullet item:

   Currently we are not imposing these restrictions on transfers out of the fixed account, but we have the right to reimpose them at any time.

In the "Transfers--Market Timing" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the third-to-last and second-to-last paragraphs with the following:

   The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

   In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In the "Dollar Cost Averaging--Enhanced Dollar Cost Program (EDCA)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the second-to-last paragraph with the following:

   The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a business day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the investment portfolios on the next business day. EDCA interest will not be credited on the transfer amount between the selected day and the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

4. ACCESS TO YOUR MONEY

In the "ACCESS TO YOUR MONEY" section of the prospectus, replace the paragraph above the "How to withdraw all or part of your account value" bullet items with the following:

   We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect. We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (i.e., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

5. APPENDIX B--PARTICIPATING INVESTMENT PORTFOLIOS

Replace APPENDIX B with the following:

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B portfolios are available under the contract:

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

GOLDMAN SACHS MID-CAP VALUE PORTFOLIO

SUBADVISER: Goldman Sachs Asset Management, L.P.

INVESTMENT OBJECTIVE: The Goldman Sachs Mid-Cap Value Portfolio seeks long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.

LAZARD MID-CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid-Cap Portfolio seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO (formerly Legg Mason Aggressive Growth Portfolio)

SUBADVISER: ClearBridge Advisors, LLC (formerly Janus Capital Management LLC)

INVESTMENT OBJECTIVE: The Legg Mason Partners Aggressive Growth Portfolio seeks capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term growth of capital.

LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and income.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: The Neuberger Berman Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

RCM TECHNOLOGY PORTFOLIO (formerly RCM Global Technology Portfolio)

SUBADVISER: RCM Capital Management LLC

INVESTMENT OBJECTIVE: The RCM Technology Portfolio seeks capital appreciation; no consideration is given to income.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

TURNER MID-CAP GROWTH PORTFOLIO

SUBADVISER: Turner Investment Partners, Inc.

INVESTMENT OBJECTIVE: The Turner Mid-Cap Growth Portfolio seeks capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, Inc., L.P. may delegate any of its responsibilities to Davis Selected Advisers--NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark Focused Value Portfolio seeks long-term capital appreciation.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: MetLife Investment Advisors Company, LLC

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.

MET INVESTORS SERIES TRUST--METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza Suite 1900
                                                                 (800) 343-8496
Irvine CA 92614

                                                  THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                            METLIFE INVESTORS INSURANCE COMPANY


                                                                             AND


                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                                                        CLASS VA


                                                                NOVEMBER 9, 2006


This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


                               The annuity contract has 32 investment choices -
a fixed account that offers an interest rate guaranteed by us, and 31 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.


MET INVESTORS SERIES TRUST (CLASS B):
     Met/AIM Small Cap Growth Portfolio
     Goldman Sachs Mid-Cap Value Portfolio
     Harris Oakmark International Portfolio
     Lazard Mid-Cap Portfolio
         (formerly Met/AIM Mid Cap Core Equity Portfolio)
     Legg Mason Aggressive Growth Portfolio
         (formerly Janus Aggressive Growth Portfolio)
     Legg Mason Value Equity Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     Neuberger Berman Real Estate Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     RCM Global Technology Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio
     Turner Mid-Cap Growth Portfolio
     Van Kampen Comstock Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):
     BlackRock Money Market Portfolio
     Davis Venture Value Portfolio (Class E)
     Harris Oakmark Focused Value Portfolio
     Jennison Growth Portfolio
     MetLife Stock Index Portfolio
     Western Asset Management U.S. Government Portfolio
         (formerly Salomon Brothers U.S. Government Portfolio)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.

To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 61 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.


The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency
o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 9, 2006


--------------------------------------------------------------------------------
The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  13
     Market Timing .....................................  13
2. PURCHASE ............................................  14
     Purchase Payments .................................  14
     Termination for Low Account Value .................  14
     Allocation of Purchase Payments ...................  14
     Free Look .........................................  15
     Accumulation Units ................................  15
     Account Value .....................................  16
     Replacement of Contracts ..........................  16
3. INVESTMENT OPTIONS ..................................  16
     Transfers .........................................  18
     Dollar Cost Averaging Programs ....................  21
     Three Month Market Entry Program ..................  22
     Automatic Rebalancing Program .....................  22
     Description of the MetLife Asset Allocation
       Program .........................................  23
     Voting Rights .....................................  23
     Substitution of Investment Options ................  23
4. EXPENSES ............................................  24
     Product Charges ...................................  24
     Account Fee .......................................  24
     Guaranteed Minimum Income Benefit - Rider
       Charge ..........................................  24
     Guaranteed Withdrawal Benefit - Rider Charge ......  25
     Guaranteed Minimum Accumulation
       Benefit - Rider Charge ..........................  26
     Withdrawal Charge .................................  26
     Reduction or Elimination of the Withdrawal
       Charge ..........................................  27
     Premium and Other Taxes ...........................  27
     Transfer Fee ......................................  27
     Income Taxes ......................................  27
     Investment Portfolio Expenses .....................  27
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  28
     Annuity Date ......................................  28
     Annuity Payments ..................................  28
     Annuity Options ...................................  29
     Guaranteed Minimum Income Benefit .................  30
     Description of GMIB II ............................  30
     Description of GMIB Plus ..........................  32
     GMIB, Qualified Contracts and Decedent
       Contracts .......................................  33
6. ACCESS TO YOUR MONEY ................................  34
     Systematic Withdrawal Program .....................  35


     Suspension of Payments or Transfers ...............  35
7. LIVING BENEFITS .....................................  35
     Guaranteed Withdrawal Benefit .....................  35
     Guaranteed Minimum Accumulation Benefit ...........  44
8. PERFORMANCE .........................................  46
9. DEATH BENEFIT .......................................  47
     Upon Your Death ...................................  47
     Standard Death Benefit - Principal Protection .....  47
     Optional Death Benefit - Annual Step-Up ...........  48
     Optional Death Benefit - Compounded-Plus ..........  48
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  49
     General Death Benefit Provisions ..................  49
     Spousal Continuation ..............................  50
     Death of the Annuitant ............................  50
     Controlled Payout .................................  50
10. FEDERAL INCOME TAX STATUS ..........................  51
     Taxation of Non-Qualified Contracts ...............  51
     Taxation of Qualified Contracts ...................  53
     Foreign Tax Credits ...............................  56
     Possible Tax Law Changes ..........................  56
11. OTHER INFORMATION ..................................  56
     MetLife Investors .................................  56
     The Separate Account ..............................  57
     Distributor .......................................  57
     Selling Firms .....................................  57
     Requests and Elections ............................  59
     Ownership .........................................  60
     Legal Proceedings .................................  60
     Financial Statements ..............................  60
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  61
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB I ............................. D-1
APPENDIX E ............................................. E-1
     Guaranteed Minimum Income Benefit Examples ........ E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................16
Accumulation Phase.........................................................13
Accumulation Unit..........................................................15
Annual Benefit Payment..............................................37 and 41
Annuitant..................................................................60
Annuity Date...............................................................28
Annuity Options............................................................29
Annuity Payments...........................................................28
Annuity Units..............................................................28
Beneficiary................................................................60
Benefit Base...............................................................36
Business Day...............................................................15
Fixed Account..............................................................13
Guaranteed Accumulation Amount.............................................45
Guaranteed Principal Adjustment............................................43
Guaranteed Principal Option................................................32
Guaranteed Withdrawal Amount...............................................37
GWB Withdrawal Rate........................................................37
Income Base...............................................30 and Appendix D-1
Income Phase...............................................................13
Investment Portfolios......................................................16
Joint Owners...............................................................60
Owner......................................................................60
Purchase Payment...........................................................14
Remaining Guaranteed Withdrawal Amount.....................................41
Separate Account...........................................................57
Total Guaranteed Withdrawal Amount.........................................40

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit ("GMIB"), a guaranteed withdrawal benefit ("GWB"), or the guaranteed minimum accumulation benefit ("GMAB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


WITHDRAWAL CHARGE (Note 1)                    7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------
Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")


Number of Complete Years from         Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------       ------------------------
               0                                 7
               1                                 6
               2                                 6
               3                                 5
               4                                 4
               5                                 3
               6                                 2
         7 and thereafter                        0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.


THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

ACCOUNT FEE (Note 1)         $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                                             1.05%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   1.30%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    1.90%

Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES TABLE*


GUARANTEED MINIMUM INCOME BENEFIT (GMIB
PLUS AND GMIB II) RIDER CHARGES
GMIB Plus                                       0.75% of the Income Base (Note 1)
GMIB Plus Upon Optional                         1.50% of the Income Base (Note 1)
Reset (maximum)
GMIB II                                         0.50% of the Income Base (Note 1)


GUARANTEED WITHDRAWAL BENEFIT, ENHANCED
GUARANTEED WITHDRAWAL BENEFIT AND LIFETIME
WITHDRAWAL GUARANTEE RIDER CHARGE
Guaranteed Withdrawal Benefit and Enhanced               0.50% of the Guaranteed Withdrawal Amount
Guaranteed Withdrawal Benefit Rider Charge               (Note 2)
Prior to Optional Reset
Guaranteed Withdrawal Benefit and Enhanced               0.95% of the Guaranteed Withdrawal Amount
Guaranteed Withdrawal Benefit Rider Charge               (Note 2)
Upon Optional Reset (maximum)
Lifetime Withdrawal Guarantee (Single Life               0.50% of the Total Guaranteed Withdrawal Amount
version) Prior to Automatic Annual Step-Up               (Note 3)
Lifetime Withdrawal Guarantee (Single Life               0.95% of the Total Guaranteed Withdrawal Amount
version) Upon Automatic Annual Step-Up                   (Note 3)
(maximum)
Lifetime Withdrawal Guarantee (Joint Life                0.70% of the Total Guaranteed Withdrawal Amount
version) Prior to Automatic Annual Step-Up               (Note 3)
Lifetime Withdrawal Guarantee (Joint Life                1.40% of the Total Guaranteed Withdrawal Amount
version) Upon Automatic Annual Step-Up                   (Note 3)
(maximum)
GUARANTEED MINIMUM ACCUMULATION BENEFIT                  0.75% of the Guaranteed Accumulation Amount
RIDER CHARGE                                             (Note 4)

--------------------------------------------------------------------------------
Note 1. See "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a definition of the term Income Base.


Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.

Note 3. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount.

Note 4. See "Living Benefits - Guaranteed Minimum Accumulation Benefit" for a definition of the term Guaranteed Accumulation Amount.

*Certain fees and expenses for contracts issued before May 1, 2005, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


                                                                           Minimum           Maximum
                                                                           ----              ----
Total Annual Portfolio Expenses                                            0.54%             4.54%
(expenses that are deducted from investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------
FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                                                                                     TOTAL
                                                                                                    ANNUAL
                                                       MANAGEMENT   12B-1/SERVICE      OTHER       PORTFOLIO
                                                          FEES           FEES       EXPENSES(1)    EXPENSES
                                                      ------------ --------------- ------------- ------------
MET INVESTORS SERIES TRUST
 Met/AIM Small Cap Growth Portfolio(1)                   0.90%        0.25%           0.11%        1.26%
 Goldman Sachs Mid-Cap Value Portfolio                   0.73%        0.25%           0.05%        1.03%
 Harris Oakmark International Portfolio                  0.82%        0.25%           0.13%        1.20%
 Lazard Mid-Cap Portfolio(2)                             0.70%        0.25%           0.09%        1.04%
 Legg Mason Aggressive Growth Portfolio                  0.67%        0.25%           0.05%        0.97%
 Legg Mason Value Equity Portfolio(3)(4)                 0.70%        0.25%           3.59%        4.54%
 Loomis Sayles Global Markets Portfolio(5)               0.70%        0.25%           0.20%        1.15%
 Lord Abbett Bond Debenture Portfolio                    0.51%        0.25%           0.05%        0.81%
 Lord Abbett Growth and Income Portfolio(6)              0.50%        0.25%           0.04%        0.79%
 MFS (Reg. TM) Emerging Markets Equity Portfolio(5)      1.05%        0.25%           0.25%        1.55%
 MFS (Reg. TM) Research International Portfolio(1)       0.74%        0.25%           0.23%        1.22%
 Neuberger Berman Real Estate Portfolio                  0.67%        0.25%           0.03%        0.95%
 Oppenheimer Capital Appreciation                        0.59%        0.25%           0.10%        0.94%
 Portfolio(1)
 PIMCO Inflation Protected Bond Portfolio                0.50%        0.25%           0.05%        0.80%
 PIMCO Total Return Portfolio(1)                         0.50%        0.25%           0.07%        0.82%
 RCM Global Technology Portfolio(1)(7)                   0.92%        0.25%           0.27%        1.44%
 T. Rowe Price Mid-Cap Growth Portfolio                  0.75%        0.25%           0.07%        1.07%
 Third Avenue Small Cap Value Portfolio                  0.75%        0.25%           0.05%        1.05%
 Turner Mid-Cap Growth Portfolio                         0.80%        0.25%           0.11%        1.16%
 Van Kampen Comstock Portfolio(3)                        0.63%        0.25%           0.05%        0.93%
METROPOLITAN SERIES FUND, INC.
 BlackRock Money Market Portfolio(4)                     0.35%        0.25%           0.07%        0.67%
 Davis Venture Value Portfolio                           0.72%        0.15%           0.04%        0.91%
 Harris Oakmark Focused Value Portfolio                  0.73%        0.25%           0.04%        1.02%
 Jennison Growth Portfolio                               0.64%        0.25%           0.05%        0.94%
 MetLife Stock Index Portfolio(4)                        0.25%        0.25%           0.04%        0.54%
 Western Asset Management U.S. Government                0.54%        0.25%           0.07%        0.86%
 Portfolio

                                                                                                          TOTAL
                                                                                                          ANNUAL
                                                                                                        PORTFOLIO
                                                                                          TOTAL     EXPENSES INCLUDING
                                                                                          ANNUAL       EXPENSES OF
                                             MANAGEMENT   12B-1/SERVICE      OTHER      PORTFOLIO       UNDERLYING
                                                FEES           FEES       EXPENSES(1)    EXPENSES     PORTFOLIOS(8)
                                            ------------ --------------- ------------- ----------- -------------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(8)      0.10%        0.25%           0.05%         0.40%        1.04%
 MetLife Moderate Strategy Portfolio(8)       0.09%        0.25%           0.01%         0.35%        1.01%
 MetLife Balanced Strategy Portfolio(8)       0.06%        0.25%           0.01%         0.32%        1.02%
 MetLife Growth Strategy Portfolio(8)         0.07%        0.25%           0.01%         0.33%        1.08%
 MetLife Aggressive Strategy Portfolio(8)     0.10%        0.25%           0.02%         0.37%        1.15%


Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2005.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.04% for the Met/AIM Small Cap Growth Portfolio; 0.05% for the MFS (Reg.
    TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; 0.01% for the PIMCO Total Return Portfolio; and 0.14% for the RCM Global Technology Portfolio.

(2) The management fee has been restated to reflect a new fee schedule that became effective on December 19, 2005.

(3) Total Annual Portfolio Expenses for the Legg Mason Value Equity Portfolio and the Van Kampen Comstock Portfolio are annualized based on the months the portfolios were in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.

(4) The net total annual portfolio expenses were: 1.05% for Legg Mason Value Equity Portfolio; 0.66% for BlackRock Money Market Portfolio; and 0.53% for MetLife Stock Index Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

(5) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.

(6) The management fee has been restated to reflect a new fee schedule that became effective on January 1, 2006.

(7) Due to brokerage commission recaptures not shown in the table, actual net total annual portfolio expenses for the RCM Global Technology Portfolio were 1.35% for the year ended December 31, 2005.

(8) Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Because the MetLife Asset Allocation

    Program portfolios (the "Portfolios") invest in other underlying portfolios, each Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios (before any
                                                            ------
    applicable expense limitations) as of December 31, 2005 were: 0.64% for the MetLife Defensive Strategy Portfolio; 0.66% for the MetLife Moderate

    Strategy Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio;

    0.75% for the MetLife Growth Strategy Portfolio; and 0.78% for the MetLife

    Aggressive Strategy Portfolio. The weighted average of the total annual portfolio expenses of the underlying portfolios (after any applicable
                                                     -----
    expense limitations) as of December 31, 2005 were: 0.64% for the MetLife

    Defensive Strategy Portfolio; 0.66% for the MetLife Moderate Strategy

    Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio; 0.74% for

    the MetLife Growth Strategy Portfolio; and 0.77% for the MetLife

    Aggressive Strategy Portfolio. The net total annual portfolio expenses of the Portfolios, including the weighted average of the total portfolio expenses of the underlying portfolios (after any applicable expense
                                           -----
    limitations) as of December 31, 2005 were: 0.99% for the MetLife Defensive Strategy Portfolio; 1.01% for the MetLife Moderate Strategy Portfolio; 1.02% for the MetLife Balanced Strategy Portfolio; 1.07% for the MetLife Growth Strategy Portfolio; and 1.12% for the MetLife Aggressive Strategy Portfolio. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit, the Additional Death Benefit - Earnings Preservation Benefit and the Guaranteed Minimum Income Benefit Plus rider (assuming the maximum 1.50% charge applies in all contract years), which is the most expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,499          (a)$2,901          (a)$4,235          (a)$7,461
       (b)$1,107          (b)$1,793          (b)$2,500          (b)$4,557

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$799          (a)$2,361          (a)$3,875          (a)$7,461
   (b)$407          (b)$1,253          (b)$2,140          (b)$4,557


CHART 2. Chart 2 assumes you do not select optional death benefit riders, a Guaranteed Minimum Income Benefit rider, a Guaranteed Withdrawal Benefit rider, or the Guaranteed Minimum Accumulation Benefit rider, which is the least expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:

                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,284          (a)$2,275          (a)$3,223          (a)$5,588
         (b)$890          (b)$1,127          (b)$1,369          (b)$2,181

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:

                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$584          (a)$1,735          (a)$2,863          (a)$5,588
   (b)$190            (b)$587          (b)$1,009          (b)$2,181

The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, prior to its termination, the Guaranteed Minimum Accumulation Benefit rider guarantees that, after a 10-year waiting period, your account value will not be less than a percentage of your purchase payment, less reductions for any withdrawals (see "Living Benefits -
Guaranteed Minimum Accumulation Benefit"). Furthermore, prior to its termination, the Guaranteed Principal Option of the Guaranteed Minimum Income Benefit Plus rider offers the option, after a 10-year waiting period, to increase your account value to your initial purchase payment, less reductions for any withdrawals (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit"), and, prior to its termination, the Lifetime Withdrawal Guarantee rider offers the option, after a 15-year waiting period, to cancel the rider and increase your account value to your initial purchase payment, less reductions for any withdrawals (see "Living Benefits - Guaranteed Withdrawal Benefit").

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
The maximum issue age for the contract and certain of its riders may be reduced in connection with the offer of the contract through certain broker dealers ("selling firms"). You should discuss this with your registered representative.


PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract unless you have elected an electronic funds transfer program approved by us, in which case the minimum initial purchase payment for a non-qualified contract is $500.

o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

o  We will accept a different amount if required by federal tax law.

We reserve the right to reject any application or purchase payment and to limit future purchase payments.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o  a transfer was made out of the fixed account within the previous 180 days.

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

If you choose the Guaranteed Minimum Income Benefit Plus rider, we will require you to allocate your purchase payments and account value among the MetLife Asset Allocation Program portfolios (you may participate in the

EDCA program, subject to restrictions) until the rider terminates. The MetLife Aggressive Strategy Portfolio is not available for this purpose.

If you choose the Lifetime Withdrawal Guarantee rider, we will require you to allocate your purchase payments and account value among the fixed account, the BlackRock Money Market Portfolio, and/or the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Aggressive Strategy Portfolio is not available for this purpose.

If you choose the Guaranteed Minimum Accumulation Benefit rider, we will require you to allocate all of your purchase payments and account value to one of the MetLife Asset Allocation Program portfolios (you may participate in the EDCA program, subject to restrictions) until the rider terminates. The MetLife Growth Strategy Portfolio and the MetLife Aggressive Strategy Portfolio are not available for this purpose.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information
- Requests and Elections.")

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment if you decide to cancel your contract. We do not refund any charges or deductions assessed during the free look period.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The account value of this contract attributable to the exchanged assets will not be subject to any withdrawal charge or be eligible for the Enhanced Dollar Cost Averaging program (see "Investment Options - Dollar Cost Averaging Programs"). Any additional purchase payments contributed to the new contract will be subject to all fees and charges, including the withdrawal charge described in the current prospectus for the new contract. The fees and charges in the new contract may be higher (or lower) and the benefits may be different. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.



3. INVESTMENT OPTIONS
The contract offers 31 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the investment portfolios of the Met Investors Series Trust or the Metropolitan Series Fund, Inc. (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

Each of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") The payments are deducted from the assets of the investment portfolios and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by selling firms. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.


MET INVESTORS SERIES TRUST (CLASS B)
Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B portfolios are available under the contract:

     Met/AIM Small Cap Growth Portfolio
     Goldman Sachs Mid-Cap Value Portfolio
     Harris Oakmark International Portfolio
     Lazard Mid-Cap Portfolio
         (formerly Met/AIM Mid Cap Core Equity Portfolio)
     Legg Mason Aggressive Growth Portfolio
         (formerly Janus Aggressive Growth Portfolio)
     Legg Mason Value Equity Portfolio
     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     Neuberger Berman Real Estate Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     RCM Global Technology Portfolio
     T. Rowe Price Mid-Cap Growth Portfolio
     Third Avenue Small Cap Value Portfolio
     Turner Mid-Cap Growth Portfolio

     Van Kampen Comstock Portfolio


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:

     BlackRock Money Market Portfolio
     Davis Venture Value Portfolio (Class E)
     Harris Oakmark Focused Value Portfolio
     Jennison Growth Portfolio
     MetLife Stock Index Portfolio
     Western Asset Management U.S. Government Portfolio
         (formerly Salomon Brothers U.S. Government Portfolio)


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

TRANSFERS

GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -
Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or
     (b) the amount transferred out of the fixed account in the prior contract year.

o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.

o If you have elected to add the GMIB Plus rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the section "Annuity Payments (The Income Phase) - Description of GMIB Plus - Allocation Limitations."

o If you have elected to add the Lifetime Withdrawal Guarantee rider to your contract, you may only make transfers between certain investment portfolios. Please refer to the section "Living Benefits - Guaranteed

     Withdrawal Benefit - Description of the Lifetime Withdrawal Guarantee - Investment Allocation Restrictions."

o If you have elected to add the Guaranteed Minimum Accumulation Benefit rider to your contract, you may not transfer out of the MetLife Asset Allocation Program portfolio you chose at issue until the rider terminates. Please refer to the section "Living Benefits-Guaranteed Minimum Accumulation Benefit."

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:

o  The credited interest rate is equal to the guaranteed minimum rate;

o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

o  A transfer was made out of the fixed account within the previous 180 days.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the Met/AIM Small Cap Growth, Harris Oakmark International, Loomis Sayles Global Markets, Lord Abbett Bond Debenture, MFS (Reg. TM) Emerging Markets Equity, MFS (Reg. TM) Research International, and Third Avenue

Small Cap Value Portfolios), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.    STANDARD DOLLAR COST AVERAGING (DCA)
     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program.

You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GMIB Plus rider or the GMAB rider.

2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)
     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, and your contract was issued prior to May 1, 2005, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise. If your contract was issued on or after May 1, 2005, all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing

Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. This program is not available if you have selected the GMAB rider.


EXAMPLE:
   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Legg Mason Aggressive Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Legg Mason Aggressive Growth Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.05% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2003, the Mortality and Expense Charge on an annual basis is 1.15% of the average daily net asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%

For contracts issued prior to May 1, 2003, the percentage charge for the Compounded-Plus Death Benefit is 0.15% of the average daily net asset value of each investment portfolio.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

GUARANTEED MINIMUM INCOME BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Income Benefit ("GMIB") that you can select when you purchase the contract. Two different versions of the GMIB are currently available under this contract: GMIB II and GMIB Plus. If you select the GMIB Plus rider, we will assess a charge during the accumulation phase equal to 0.75% of the income base (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a discussion of how the income base is determined) at the time the rider charge is assessed. If you elect an Optional Reset of the GMIB Plus rider on any contract anniversary as permitted, we may increase the GMIB Plus rider charge to the charge applicable to contract purchases at the time of the reset, but no more than a maximum of 1.50% of the income base. If you select the GMIB II rider, the charge is 0.50% of the income base at the time the charge is assessed.

For contracts issued prior to February 9, 2004, we offered a different guaranteed minimum income benefit known as GMIB I. If you selected GMIB I, we assess a charge equal to 0.50% of the income base. For contracts issued prior to February 15, 2003, the GMIB I rider charge equals 0.35% of the income base.

For contracts issued from May 1, 2003 and prior to May 1, 2005, for which the GMIB II or GMIB I was elected, the rider charge is reduced to 0.45% of the income base if you elect either the optional Annual Step-Up Death Benefit or the Compounded-Plus Death Benefit. (See "Death Benefit.")

The charge is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed. The GMIB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE

We offer an optional Guaranteed Withdrawal Benefit ("GWB") that you can select when you purchase the contract. There are three different versions of the GWB under this contract: GWB I, Enhanced GWB, and Lifetime Withdrawal Guarantee. We currently only offer the Enhanced GWB and Lifetime Withdrawal Guarantee riders. For contracts issued prior to November 7, 2005, we only offered the GWB I rider. For contracts issued from November 7, 2005 to June 9, 2006, we only offered the Enhanced GWB rider. If you elect a GWB rider, a charge is deducted from your account value on each contract anniversary. The charge for the GWB I or Enhanced GWB rider is equal to 0.50% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") on the applicable contract anniversary, prior to taking into account any Optional Reset occurring on such contract anniversary. The charge for the Lifetime Withdrawal Guarantee rider is equal to 0.50% (Single Life version) or 0.70% (Joint Life version) of the Total Guaranteed Withdrawal Amount (see "Living Benefits -
Guaranteed Withdrawal Benefit - Description of Lifetime Withdrawal Guarantee" below) on the applicable contract anniversary, prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary.

The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by canceling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change. If the Enhanced GWB or Lifetime Withdrawal Guarantee rider is cancelled following an eligible contract anniversary pursuant to the cancellation provisions of each rider, a pro rata portion of the rider charge will not be assessed based on the period from the contract anniversary to the date the cancellation takes effect.

If you elect an Optional Reset on the 5th contract anniversary under the GWB I rider or on the 3rd contract anniversary under the Enhanced GWB rider, or thereafter as permitted, we may increase the rider charge to the GWB I/Enhanced GWB rider charge applicable to current contract purchases at the time of the reset, but no more than a maximum of 0.95% of the Guaranteed Withdrawal Amount. If an Automatic Annual Step-Up occurs under the Lifetime Withdrawal Guarantee, we may increase the rider charge to the Lifetime Withdrawal Guarantee charge applicable to current contract purchases at the time of the step-up, but to no more than a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version) of the Total Guaranteed Withdrawal Amount.

If the GWB I rider is in effect, the rider charge will continue even if your Benefit Base (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") equals zero. If the Enhanced GWB rider is in effect, the rider charge will not continue if your Benefit Base equals zero. If the Lifetime Withdrawal Guarantee rider is in effect, the rider charge will continue if your Remaining Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Lifetime Withdrawal Guarantee" below) equals zero.

GUARANTEED MINIMUM ACCUMULATION
BENEFIT - RIDER CHARGE

We offer a Guaranteed Minimum Accumulation Benefit ("GMAB") rider that you can select when you purchase the contract. If you elect the GMAB, a charge is deducted from your account value on each contract anniversary. The charge is equal to 0.75% of the GMAB Guaranteed Accumulation Amount (see "Living Benefits-Guaranteed Minimum Accumulation Benefit") at the end of the prior contract year. The GMAB rider charge is deducted from your account value pro rata from your contract's MetLife Asset Allocation Program portfolio and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value or you apply your account value to an annuity option, we will assess a pro rata portion of the GMAB rider charge based on the number of whole months since the last contract anniversary.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then

2.    The free withdrawal amount described below; then

3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------
  0                                             7
  1                                             6
  2                                             6
  3                                             5
  4                                             4
  5                                             3
  6                                             2
  7 and thereafter                              0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB annuity payments. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.

NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

For contracts issued on and after May 1, 2005, these riders are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.

Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

GUARANTEED MINIMUM INCOME BENEFIT

At the time you buy the contract, you may elect a Guaranteed Minimum Income Benefit ("GMIB"). Currently, we offer two different versions of the GMIB: version II, which is known as GMIB II, and version III, which is known as GMIB Plus. GMIB II and GMIB Plus are described below. Version I is known as GMIB I and is no longer offered. GMIB I is described in Appendix D. You may not have this benefit and a GWB or GMAB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the GMIB is designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise of the rider to the GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative and a withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.

The Guaranteed Principal Option of GMIB Plus does guarantee a minimum account value after a 10-year waiting period that is available for cash withdrawals. If you elect the Guaranteed Principal Option after the waiting period, this guarantee applies in lieu of receiving GMIB payments.

(See Appendix E for examples of the GMIB.)

DESCRIPTION OF GMIB II

The GMIB II may be exercised after a 10 year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30 day period following the contract anniversary on or following the owner's 85th birthday. The GMIB II is only available for owners up through age 75, and you can only elect the GMIB II at the time you purchase the contract. Once elected, the rider cannot be terminated except as discussed below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following the owner's 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year, and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

In determining the GMIB II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following the owner's 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB II annuity payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB II annuity payments.

EXERCISING THE GMIB II RIDER. If you exercise the GMIB II, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:


 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the GMIB II rider.

If you exercise the GMIB II, your annuity payments will be the greater of:

o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or

o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the GMIB II, you may elect any of the annuity options available under the contract.

TERMINATING THE GMIB II RIDER. Except as otherwise provided in the GMIB II rider, the GMIB II will terminate upon the earliest of:

    a) The 30th day following the contract anniversary on or following your 85th birthday;

    b)    The date you make a complete withdrawal of your account value;

    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB II;

    d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract; or

    e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the GMIB II rider terminates, the corresponding GMIB II rider charge terminates.

DESCRIPTION OF GMIB PLUS

The GMIB Plus is identical to the GMIB II, described above, with the following differences: (1) you may exercise a "GUARANTEED PRINCIPAL OPTION," in which case you receive an additional amount to be added to the account value in lieu of taking GMIB payments; (2) you may be permitted to periodically reset the Annual Increase Amount; (3) you are limited to allocating your account value to certain investment choices and you may not participate in the Standard Dollar Cost Averaging (DCA) program; (4) the termination provisions are expanded; and
(5) the additional charge for the GMIB Plus is 0.75% (rather than 0.50% for the GMIB II) of the income base (with a maximum charge of 1.50% of the income base applicable upon exercise of the Optional Reset feature). A description of these features follows.

GUARANTEED PRINCIPAL OPTION. Starting with the tenth contract anniversary prior to the owner's 86th birthday, you may exercise the Guaranteed Principal Option. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or any other method that we agree to, within 30 days following the eligible contract anniversary. The Guaranteed Principal Option will take effect at the end of this 30-day period following the eligible contract anniversary.

By exercising the Guaranteed Principal Option, you elect to receive an additional amount to be added to your account value intended to restore your initial investment in the contract, in lieu of receiving GMIB payments. The additional amount is called the Guaranteed Principal Adjustment and is equal to
(a) minus (b) where:

(a) is purchase payments credited within 120 days of the date we issued the contract (reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal withdrawal (including applicable withdrawal charges) prior to the exercise of the Guaranteed Principal Option)) and

(b) the account value on the contract anniversary immediately preceding exercise of the Guaranteed Principal Option.

The Guaranteed Principal Option can only be exercised if (a) exceeds (b), as defined above. The Guaranteed Principal Adjustment will be added to each applicable investment portfolio and EDCA account in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios.

The Guaranteed Principal Adjustment will never be less than zero. If the Guaranteed Principal Option is elected, the GMIB Plus rider will terminate as of the date the option takes effect and no additional GMIB charges will apply thereafter. The variable annuity contract, however, will continue.

OPTIONAL RESET. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the account value. Such a reset may be beneficial if your account value has grown at a rate above the 5% accumulation rate on the Annual Increase Amount. However, resetting the Annual Increase Amount will increase your waiting period for exercising the GMIB Plus by restarting the waiting period, and the GMIB Plus rider charge will be reset to the fee we charge new contract purchasers for GMIB Plus at that time. An Optional Reset is permitted only if: (1) the account value exceeds the Annual Increase Amount immediately before the reset; and (2) the owner (or oldest joint owner or annuitant if the contract is owned by a non-natural person) is not older than age 75 on the date of the Optional Reset.

o  If you purchased your contract on or after February 27, 2006, you may elect
   ------------------------------------------------------------
     either (1) a one-time Optional Reset at any contract anniversary provided the above requirements are met, or (2) Optional Resets to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual

     Increase Amount will reset to the account value automatically, provided the above requirements are met. The same conditions described above will apply to each automatic step-up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur. Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Up, no Optional Reset will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above.

o  If you purchased your contract before February 27, 2006, you may elect an
   -------------------------------------------------------
     Optional Reset on any contract anniversary on or after the third contract anniversary and at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset, provided all other requirements are met.

We must receive your request to elect the Optional Reset in writing at our Annuity Service Center, or by any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Reset to occur on that contract anniversary. We reserve the right to prohibit an Optional Reset if we no longer offer this benefit for this class of contract. We are waiving this right with respect to purchasers of the contract offered by this prospectus who elect or have elected the GMIB Plus rider and will allow Optional Resets to those purchasers even if this benefit is no longer offered for this class of contract.

The Optional Reset will:

(1) reset the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Reset election;

(2) reset the GMIB Plus waiting period to the tenth contract anniversary following the date the Optional Reset took effect; and

(3) reset the GMIB Plus rider charge to the then current level we charge for the GMIB Plus rider at the time of the reset, up to the Maximum Optional Reset Fee Rate (not to exceed 1.50%).

On the date of the reset, the account value on that day will be treated as a single purchase payment received on the date of the reset for purposes of determining the Annual Increase Amount after the reset. All purchase payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the reset.

ALLOCATION LIMITATIONS. If you elect to purchase the GMIB Plus, unlike the GMIB II or GMIB I, you are limited to allocating your purchase payments and account value among the following investment portfolios:

(1) the MetLife Defensive Strategy Portfolio,

(2) the MetLife Moderate Strategy Portfolio,

(3) the MetLife Balanced Strategy Portfolio, or

(4) the MetLife Growth Strategy Portfolio

You may also elect to participate in the Enhanced Dollar Cost Averaging program, provided that your destination investment portfolios are one or more of the above-listed investment portfolios.

TERMINATION PROVISIONS. GMIB Plus will terminate upon the effective date of the Guaranteed Principal Option in addition to the other termination provisions described above under "Terminating the GMIB II Rider." Also, for GMIB Plus only the following replaces termination provision e) above:

o a change for any reason of the owner or joint owner or annuitant, if a non-natural person owns the contract, unless we agree otherwise.

GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS

The GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the rider on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the GMIB.

Additionally, the GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the GMIB) do not begin until after the year following the year of death, as would be the case with a GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing a GMIB rider.



6. ACCESS TO YOUR MONEY
You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any applicable withdrawal charge;

o  less any premium or other tax;

o  less any account fee; and

o  less any applicable pro rata GMIB, GWB or GMAB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

7. LIVING BENEFITS
GUARANTEED WITHDRAWAL BENEFIT

We offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. There are three versions of the GWB under this contract:

o  Guaranteed Withdrawal Benefit I ("GWB I")

o  Enhanced Guaranteed Withdrawal Benefit ("Enhanced GWB")

o  Lifetime Withdrawal Guarantee

CURRENTLY WE ONLY OFFER THE ENHANCED GWB AND LIFETIME WITHDRAWAL GUARANTEE RIDERS. FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 7, 2005, WE ONLY OFFERED THE GWB I RIDER. FOR CONTRACTS ISSUED FROM NOVEMBER 7, 2005 TO JUNE 9, 2006, WE ONLY OFFERED THE ENHANCED GWB RIDER. If you purchase the GWB, you must elect one version at the time you purchase the contract, prior to age 86. You may not have this benefit and a GMIB or GMAB rider in effect at the same time. Once elected, the GWB rider may not be terminated except as stated below in the description of each version of the GWB.

Each version of the GWB rider guarantees that the entire amount of purchase payments you make will be returned to you through a series of withdrawals that you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you. Moreover, if you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee rider guarantees income for your life (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of purchase payments has been returned. (See "Description of Lifetime Withdrawal Guarantee" below.)

THE GWB GUARANTEE MAY BE REDUCED IF YOUR ANNUAL WITHDRAWALS ARE GREATER THAN THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. The GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) under the GWB I and Enhanced GWB riders, and the Remaining Guaranteed Withdrawal Amount (as described below) under the Lifetime Withdrawal Guarantee rider, cannot be taken as a lump sum. (However, if you cancel the Lifetime Withdrawal Guarantee rider after a waiting period of at least fifteen years, the Guaranteed Principal Adjustment will increase your account value to the purchase payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. See "Description of Lifetime Withdrawal Guarantee - Cancellation and Guaranteed Principal Adjustment" below.) Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first contract year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount. (See "Expenses-Withdrawal Charge.")

IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE INITIAL GUARANTEED WITHDRAWAL AMOUNT (TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE). THIS REDUCTION MAY BE SIGNIFICANT AND MEANS THAT RETURN OF YOUR PREMIUM PAYMENTS MAY BE LOST. THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (TOTAL GUARANTEED WITHDRAWAL AMOUNT FOR THE LIFETIME WITHDRAWAL GUARANTEE) UNTIL TERMINATION OF THE CONTRACT.

o IF THE GWB I OR ENHANCED GWB RIDER IS IN EFFECT, THE GUARANTEED WITHDRAWAL AMOUNT WILL NOT DECREASE DUE TO WITHDRAWALS.

o IF THE LIFETIME WITHDRAWAL GUARANTEE RIDER IS IN EFFECT, THE TOTAL GUARANTEED WITHDRAWAL AMOUNT WILL NOT DECREASE DUE TO WITHDRAWALS THAT DO NOT EXCEED THE MAXIMUM AMOUNT ALLOWED IN ANY CONTRACT YEAR. WITHDRAWALS THAT EXCEED THE MAXIMUM AMOUNT ALLOWED IN ANY CONTRACT YEAR WILL DECREASE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT.

IF THE GWB I OR LIFETIME WITHDRAWAL GUARANTEE RIDER IS IN EFFECT, WE WILL CONTINUE TO ASSESS THE GWB RIDER CHARGE EVEN IN THE CASE WHERE YOUR BENEFIT BASE (FOR GWB I), AS DESCRIBED BELOW, OR REMAINING GUARANTEED WITHDRAWAL AMOUNT (FOR LIFETIME WITHDRAWAL GUARANTEE), AS DESCRIBED BELOW, EQUALS ZERO. HOWEVER, IF THE ENHANCED GWB RIDER IS IN EFFECT, WE WILL NOT CONTINUE TO ASSESS THE GWB RIDER CHARGE IF YOUR BENEFIT BASE EQUALS ZERO.

The tax treatment of withdrawals under the GWB rider is uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base (Remaining Guaranteed Withdrawal Amount under the Lifetime Withdrawal Guarantee) at the time of the withdrawal, if the Benefit Base (or Remaining Guaranteed Withdrawal Amount) is greater than the account value (prior to withdrawal charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the contract. Consult your tax advisor prior to purchase.

DESCRIPTION OF GUARANTEED WITHDRAWAL BENEFIT I

BENEFIT BASE. The Guaranteed Withdrawal Amount is the maximum TOTAL amount of money that you are guaranteed to receive over time under the GWB I rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment plus the GWB Bonus Amount. At any subsequent point in time, the BENEFIT BASE is the remaining amount of money that you are guaranteed to receive through withdrawals under the GWB I rider. Your Benefit Base will change with each purchase payment, or as the result of an Optional Reset. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.

The Benefit Base is equal to:

o Your initial purchase payment, increased by any applicable GWB Bonus Amount (currently, 5% for the initial purchase payment);

o Increased by each subsequent purchase payment, and by any applicable GWB Bonus Amount (currently, 5% of each subsequent purchase payment);

o Reduced dollar for dollar by Benefits Paid, which are withdrawals (including any applicable withdrawal charge) and amounts applied to an annuity option

     (currently, you may not apply amounts less than your entire account value to an annuity option); and

o If a Benefit Paid from your contract is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), or results in cumulative Benefits Paid for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base and your account value after the decrease for the Benefits Paid. The Benefit Base will also be reset as a result of an Optional Reset as described below.

ANNUAL BENEFIT PAYMENT. The ANNUAL BENEFIT PAYMENT is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals over time. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB WITHDRAWAL RATE (7%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment, and (2) the GWB Withdrawal Rate multiplied by the Benefit Base after the subsequent purchase payment. The Annual Benefit Payment will also be reset as a result of an Optional Reset as described below. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.

It is important that you carefully manage your annual withdrawals. To retain the guarantees of this rider, your annual withdrawals (including any applicable withdrawal charge) cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals (including any applicable withdrawal charge) during a contract year exceeding the Annual Benefit Payment, or if the withdrawal is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of (1) the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. This reduction may be significant.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 7% of your Benefit Base and you withdraw only 4% one year, you cannot then withdraw 10% the next year without exceeding your Annual Benefit Payment.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals, which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment and may therefore adversely impact your guarantee under the GWB I rider.

GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment plus the GWB Bonus Amount. The Guaranteed Withdrawal Amount may increase with subsequent purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will also be reset as a result of an Optional Reset as described below. If your Guaranteed Withdrawal Amount increases, the amount of the GWB I rider charge we deduct will increase because the rider charge is a percentage of your Guaranteed Withdrawal Amount.

OPTIONAL RESET. The purpose of an Optional Reset is to "lock-in" a higher Benefit Base, which may increase the amount of the Annual Benefit Payment and lengthen the period of time over which these withdrawals can be taken. Starting with the fifth contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount, provided that your account value is larger than the Benefit Base immediately before the reset. You may elect an Optional Reset at any subsequent contract anniversary prior to the owner's 86th birthday as long as it has been at least five years since the last Optional Reset. We reserve the right to prohibit an Optional Reset election if we no longer offer this benefit. The reset will:

o Reset your Guaranteed Withdrawal Amount and Benefit Base equal to the account value on the date of the reset plus the applicable GWB Bonus Amount (currently, 0%);

o Reset your Annual Benefit Payment equal to the account value on the date of the reset multiplied by the GWB Withdrawal Rate (7%); and

o Reset the GWB I rider charge equal to the then current level we charge at the time of the reset, up to the maximum charge of 0.95%.

An Optional Reset can also result in an increase of the Guaranteed Withdrawal Amount and the GWB I rider charge. However, locking in a higher Benefit Base by electing an Optional Reset can result in a decrease of the Annual Benefit Payment and the Guaranteed Withdrawal Amount if the account value before the reset was less than the Guaranteed Withdrawal Amount. Therefore, generally it may be beneficial to reset your Benefit Base only if your account value exceeds your Guaranteed Withdrawal Amount. However, any benefit of an Optional Reset also depends on the current GWB I rider charge. If the current charge in effect is higher than the charge you are paying, it may not be beneficial to reset your Benefit Base since we will begin applying the higher current charge at the time of the reset (even if the reset results in a decrease of your Annual Benefit Payment and/or your Guaranteed Withdrawal Amount).

We must receive your request for an Optional Reset in accordance with our administrative procedures (currently we require you to submit your request in writing to our Annuity Service Center) within the 30-day period ending on the day before the applicable contract anniversary. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest joint owner is used to determine the birthday. The Optional Reset will take effect on the next contract anniversary following our receipt of your written request.

WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 7% of purchase payments taken in the first seven years following receipt of the applicable purchase payment. (See "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program.")

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.

TERMINATION OF THE GWB I RIDER. The GWB I rider will terminate on the earliest business day we:

(1)    process your request for a total withdrawal of your account value;

(2)    process your request to apply your account value to an annuity option;

(3) determine that your account value is not sufficient to pay the charge for the GWB I rider (whatever account value is available will be applied to pay the annual GWB I rider charge);

(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (a) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB I rider is in effect at the time of continuation), all terms and conditions of the GWB I rider will apply to the surviving spouse; and (b) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB I rider charge until we receive this information;

(5) process a change in owners, joint owners or annuitants (if the owner is a non-natural person); or

(6)    process the termination of your contract.

ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB I rider charge and your Benefit Base after the withdrawal is greater than zero, we will commence making payments to the owner or joint owner (or to the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) should die while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.

If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB I rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB I rider.

If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, if the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB I rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB I rider charge; or (3) the contract owner or joint owner (or the annuitant, if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.

DESCRIPTION OF THE ENHANCED GUARANTEED WITHDRAWAL BENEFIT

We currently offer the Enhanced GWB rider instead of the GWB I rider. This version is the same as the GWB I rider described above, except with the following enhancements: (1) favorable treatment of required minimum distribution withdrawals; (2) availability of an optional reset every three contract years; (3) waiver of the GWB rider charge if the Benefit Base is zero; and (4) ability to cancel the rider within a 90-day period following the fifth contract anniversary. A description of these features follows.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

OPTIONAL RESET. Starting with the third contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount. Similar to the Optional Reset described above for the GWB I rider, we must receive your request in writing within a 30-day period prior to that contract anniversary. You may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset and it is prior to the owner's 86th birthday.

GWB RIDER CHARGE. Unlike the GWB I rider described above, we will not continue to assess the GWB rider charge if your Benefit Base equals zero.

CANCELLATION OF THE ENHANCED GWB RIDER. You may elect to cancel the Enhanced GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. If you cancel the Enhanced GWB rider, you may not re-elect it.

DESCRIPTION OF THE LIFETIME WITHDRAWAL GUARANTEE

The Lifetime Withdrawal Guarantee rider is an optional rider that may be elected instead of the Enhanced GWB rider. You should carefully consider which version of the GWB may be best for you. Here are some of the differences between the Lifetime Withdrawal Guarantee rider and the GWB I and Enhanced GWB riders:

o Guaranteed Payments for Life. So long as you make your first withdrawal on or after the date you reach age 59 1/2, the Lifetime Withdrawal Guarantee rider guarantees that we will make payments to you over your lifetime (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even after the entire amount of purchase payments has been returned.

o Automatic Annual Step-Ups. In contrast to the GWB I rider, which offers an optional reset beginning with the 5th contract anniversary prior to the owner's 86th birthday, and the Enhanced GWB rider, which offers an optional reset beginning with the 3rd contract anniversary prior to the owner's 86th birthday, the Lifetime Withdrawal Guarantee provides automatic resets on each contract anniversary prior to the owner's 86th birthday (and offers the owner the ability to opt out of the resets).

o Withdrawal Rates. The Lifetime Withdrawal Guarantee rider uses a 5% Withdrawal Rate to determine the Annual Benefit Payment. The GWB I and Enhanced GWB riders use a 7% Withdrawal Rate to determine the Annual Benefit Payment.

o Cancellation. The Lifetime Withdrawal Guarantee rider also provides the ability to cancel the rider every five contract years for the first 15 contract years and annually thereafter. The Enhanced GWB rider offers only one opportunity to cancel the rider (on the fifth contract anniversary), and the GWB I rider does not offer the ability to cancel the rider.

o Investment Allocation Restrictions. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and certain investment portfolios (as described below).

o The Lifetime Withdrawal Guarantee rider also offers favorable treatment of required minimum distribution withdrawals when compared to the GWB I rider.

In considering whether to purchase the Lifetime Withdrawal Guarantee rider, you must consider your desire for protection and the cost of the rider with the possibility that had you not purchased the rider, your account value may be higher. In considering the benefit of the lifetime withdrawals, you should consider the impact of inflation. Even relatively low levels of inflation may have a significant effect on purchasing power. The Automatic Annual Step-Up, as described below, may provide protection against inflation, if and when there are strong investment returns. As with any GWB rider, the Lifetime Withdrawal Guarantee rider, however, does not assure that you will receive strong, let alone any, return on your investments.

TOTAL GUARANTEED WITHDRAWAL AMOUNT. The TOTAL GUARANTEED WITHDRAWAL AMOUNT is the minimum amount that you are guaranteed to receive over time while the Lifetime Withdrawal Guarantee rider is in effect. We assess the Lifetime Withdrawal Guarantee rider charge as a percentage of the Total Guaranteed Withdrawal Amount. The initial Total Guaranteed Withdrawal Amount is equal to your initial purchase payment. The Total Guaranteed Withdrawal Amount is increased (up to a maximum of

$5,000,000) by additional purchase payments. Withdrawals that do not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below) do not reduce the Total Guaranteed Withdrawal Amount. If, however, a withdrawal results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, the Total Guaranteed Withdrawal Amount will be reduced by an amount equal to the difference between the Total Guaranteed Withdrawal Amount after the withdrawal and the account value after the withdrawal (if such account value is lower than the Total Guaranteed Withdrawal Amount before the withdrawal).

5% COMPOUNDING INCOME AMOUNT. On each contract anniversary until the earlier of: (a) the date of the first withdrawal from the contract or (b) the tenth contract anniversary, the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount are increased by an amount equal to 5% multiplied by the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount before such increase (up to a maximum of $5,000,000). The Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount may also be increased by the Automatic Annual Step-Up, if that would result in a higher Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount.

REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount guaranteed to be received over time. The Remaining Guaranteed Withdrawal Amount is increased (up to a maximum of $5,000,000) by additional purchase payments, and decreased by the amount of each withdrawal (including any applicable withdrawal charges) regardless of whether or not the withdrawal exceeds the Annual Benefit Payment. The Remaining Guaranteed Withdrawal Amount is also increased by the 5% Compounding Income Amount, as described above. If a withdrawal results in cumulative withdrawals for the current contract year that exceed the Annual Benefit Payment, the Remaining Guaranteed Withdrawal Amount will also be reduced by an additional amount equal to the difference between the Remaining Guaranteed Withdrawal Amount after the withdrawal and the account value after the withdrawal (if such account value is lower than the Remaining Guaranteed Withdrawal Amount).

o If you take your first withdrawal before the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your account value declines to zero.

o If you take your first withdrawal on or after the date you reach age 59 1/2, we will continue to pay the Annual Benefit Payment each year for the rest of your life (and the life of your spouse, if the Joint Life version of the rider is elected, and your spouse elects to continue the contract and is at least age 59 1/2 at continuation), even if your Remaining Guaranteed Withdrawal Amount and/or account value declines to zero.

You should carefully consider when to begin taking withdrawals if you have elected the Lifetime Withdrawal Guarantee. If you begin taking withdrawals too soon, you may limit the value of the Lifetime Withdrawal Guarantee. For example, your Total Guaranteed Withdrawal Amount is no longer increased by the 5% Compounding Income Amount once you make your first withdrawal. If you delay taking withdrawals for too long, you may limit the number of years available for you to take withdrawals in the future (due to life expectancy) and you may be paying for a benefit you are not using.

At any time during the accumulation phase, you can elect to annuitize under current annuity rates in lieu of continuing the Lifetime Withdrawal Guarantee rider. This may provide higher income amounts and/or different tax treatment than the payments received under the Lifetime Withdrawal Guarantee rider.

ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the Total Guaranteed Withdrawal Amount immediately prior to the first withdrawal multiplied by the 5% Withdrawal Rate. If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of additional purchase payments, the 5% Compounding Income Amount, the Automatic Annual Step-Up, or withdrawals greater than the Annual Benefit Payment), the Annual Benefit Payment is reset equal to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate.

It is important that you carefully manage your annual withdrawals. To ensure that you retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each contract year. If a withdrawal charge does apply, the charge is not included in the amount withdrawn for the purpose of calculating whether annual withdrawals during a contract year exceed the Annual Benefit Payment. If a withdrawal from your contract does result in annual withdrawals during a contract year exceeding the Annual Benefit Payment, the Total Guaranteed Withdrawal Amount will be recalculated and the Annual Benefit Payment will be reduced to the new Total Guaranteed Withdrawal Amount multiplied by the 5% Withdrawal Rate. These reductions in the Total Guaranteed Withdrawal Amount and Annual Benefit Payment may be significant. You are still eligible to receive either lifetime payments or the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your account value to decline to zero.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, since your Annual Benefit Payment is 5% of your Total Guaranteed Withdrawal Amount, you cannot withdraw 3% in one year and then withdraw 7% the next year without exceeding your Annual Benefit Payment in the second year.

AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the owner's 86th birthday, an Automatic Annual Step-Up will occur, provided that the account value exceeds the Total Guaranteed Withdrawal Amount immediately before the Step-Up (and provided that you have not chosen to decline the Step-Up as described below).

The Automatic Annual Step-Up will:

o reset the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the account value on the date of the Step-Up, up to a maximum of $5,000,000;

o reset the Annual Benefit Payment equal to 5% of the Total Guaranteed Withdrawal Amount after the Step-Up; and

o reset the Lifetime Withdrawal Guarantee rider charge to the charge applicable to contract purchases at the time of the Step-Up, up to a maximum of 0.95% (Single Life version) or 1.40% (Joint Life version).

In the event that the charge applicable to contract purchases at the time of the Step-Up is higher than your current Lifetime Withdrawal Guarantee rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.

Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make purchase payments that would cause your account value to approach $5,000,0000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,0000.

REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

INVESTMENT ALLOCATION RESTRICTIONS. If you elect the Lifetime Withdrawal Guarantee rider, you are limited to allocating your purchase payments and account value among the fixed account and the following investment portfolios:

(1)    MetLife Defensive Strategy Portfolio

(2)    MetLife Moderate Strategy Portfolio

(3)    MetLife Balanced Strategy Portfolio

(4)    MetLife Growth Strategy Portfolio

(5)    BlackRock Money Market Portfolio

You may also elect to participate in the EDCA program, provided that your destination investment portfolios are one or more of the above listed investment portfolios you have chosen.

JOINT LIFE VERSION. A Joint Life version of the Lifetime Withdrawal Guarantee rider is available for a charge of 0.70% (which may increase upon an Automatic Annual Step-Up to a maximum of 1.40%). Like the Single Life version of the Lifetime Withdrawal Guarantee rider, the Joint Life version must be elected at the time you purchase the contract, and the owner (or oldest joint owner) must be age 85 or younger. Under the Joint Life version, when the owner of the contract dies (or when the first joint owner dies), the Lifetime Withdrawal Guarantee rider will automatically remain in effect only if the spouse is the primary beneficiary and elects to continue the contract under the spousal continuation provisions. (See "Death Benefit - Spousal Continuation.") If the spouse is younger than age 59 1/2 when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted. If the spouse is age
59 1/2 or older when he or she elects to continue the contract, the spouse will receive the Annual Benefit Payment each year for the remainder of his or her life.

CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the Lifetime Withdrawal Guarantee rider on the contract anniversary every five contract years for the first 15 contract years and annually thereafter. We must receive your cancellation request within 30 days following the eligible contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center). The cancellation will take effect upon our receipt of your request. If cancelled, the Lifetime Withdrawal Guarantee rider will terminate, we will no longer deduct the Lifetime Withdrawal Guarantee rider charge, and the investment allocation restrictions described above will no longer apply. The variable annuity contract, however, will continue.

If you cancel the Lifetime Withdrawal Guarantee rider on the fifteenth contract anniversary or any eligible contract anniversary thereafter, we will add a GUARANTEED PRINCIPAL ADJUSTMENT to your account value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:

(a) is purchase payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in account value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and

(b)    is the account value on the date of cancellation.

The Guaranteed Principal Adjustment will be added to each applicable investment portfolio in the ratio the portion of the account value in such investment portfolio bears to the total account value in all investment portfolios. The Guaranteed Principal Adjustment will never be less than zero.

Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Principal Adjustment. Contract owners who anticipate making purchase payments after 120 days should understand that such payments will not increase the Guaranteed Principal Adjustment. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due. Therefore, the Lifetime Withdrawal Guarantee may not be appropriate for you if you intend to make additional purchase payments after the 120 day period and are purchasing the Lifetime Withdrawal Guarantee for its Guaranteed Principal Adjustment feature.

TERMINATION OF THE LIFETIME WITHDRAWAL GUARANTEE RIDER. The Lifetime Withdrawal Guarantee rider will terminate upon the earliest of:

(1) the date of a full withdrawal of the account value (a pro rata portion of the rider charge will be assessed);

(2) the date all of the account value is applied to an annuity option (a pro rata portion of the rider charge will be assessed);

(3) the date there are insufficient funds to deduct the Lifetime Withdrawal Guarantee rider charge from the account value;

(4) death of the owner or joint owner (or the annuitant if the owner is a non-natural person), except where the contract is issued under the Joint Life version of the Lifetime Withdrawal Guarantee, the primary beneficiary is the spouse, and the spouse elects to continue the contract under the spousal continuation provisions of the contract;

(5) change of the owner or joint owner for any reason (a pro rata portion of the rider charge will be assessed), subject to our administrative procedures;

(6)    the effective date of the cancellation of the rider; or

(7) termination of the contract to which the rider is attached (a pro rata portion of the rider charge will be assessed, except for a termination due to death).

Once the rider is terminated, the Lifetime Withdrawal Guarantee rider charge will no longer be deducted and the Lifetime Withdrawal Guarantee investment allocation restrictions will no longer apply.

ADDITIONAL INFORMATION. The Lifetime Withdrawal Guarantee rider may affect the death benefit available under your contract. If the owner or joint owner should die while the Lifetime Withdrawal Guarantee rider is in effect, an additional death benefit amount will be calculated under the Lifetime Withdrawal Guarantee rider that can be taken in a lump sum. The Lifetime Withdrawal Guarantee death benefit amount that may be taken as a lump sum will be equal to total purchase payments less any partial withdrawals. If this death benefit amount is greater than the death benefit provided by your contract, and if withdrawals in each contract year did not exceed the Annual Benefit Payment, then this death benefit amount will be paid instead of the death benefit provided by the contract. All other provisions of your contract's death benefit will apply.

Alternatively, the beneficiary may elect to receive the Remaining Guaranteed Withdrawal Amount as a death benefit, in which case we will pay the Remaining Guaranteed Withdrawal Amount on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Remaining Guaranteed Withdrawal Amount is exhausted. This death benefit will be paid instead of the applicable contractual death benefit (the standard death benefit, the additional death benefit amount calculated under the Lifetime Withdrawal Guarantee as described above, or the Annual Step-Up death benefit, Compounded-Plus death benefit, or Earnings Preservation Benefit, if those benefits had been purchased by the owner(s)). Otherwise, the provisions of those contractual death benefits will determine the amount of the death benefit. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and nonqualified contracts subject to
Section 72(s)). If you terminate the Lifetime Withdrawal Guarantee rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the Lifetime Withdrawal Guarantee rider charge; or
(3) the contract owner dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract, you may not make additional purchase payments under the contract.

(See Appendix F for examples of the GWB.)

GUARANTEED MINIMUM ACCUMULATION BENEFIT

You may elect the Guaranteed Minimum Accumulation Benefit ("GMAB") as an optional rider to your contract. The GMAB guarantees that your account value will not be less than a minimum amount at the end of a specified number of years (the "Rider Maturity Date"). If your account value is less than the minimum guaranteed amount at the Rider Maturity Date, we will apply an additional amount to increase your account value so that it is equal to the guaranteed amount.

If you elect the GMAB rider, we require you to allocate your purchase payments and all of your account value to one of the MetLife Asset Allocation Program
                                 ---
portfolios available in your contract (the MetLife Aggressive Strategy and the MetLife Growth Strategy Portfolios are not available for this purpose). You may also allocate purchase payments to the EDCA program, provided that your destination portfolio is the available MetLife Asset Allocation Program portfolio that you have chosen. No transfers are permitted while this rider is in effect. The MetLife Asset Allocation Program portfolio you choose will determine the percentage of purchase payments that equals the guaranteed amount. The MetLife Asset Allocation Program portfolios available if you choose the GMAB rider, the percentage of purchase payments that determines the guaranteed amount, and the number of years to the Rider Maturity Date for each, are:


                              Guaranteed
                                Amount               Years to
                            (% of Purchase             Rider
Portfolio                      Payments)           Maturity Date
--------------------       ----------------       --------------
MetLife Defensive
Strategy Portfolio         130%                   10 years
MetLife Moderate
Strategy Portfolio         120%                   10 years
MetLife Balanced
Strategy Portfolio         110%                   10 years

For more information about the MetLife Asset Allocation Program portfolios, please see "Investment Options -
Description of the MetLife Asset Allocation Program" and the prospectus for the MetLife Asset Allocation Program portfolios.

You may elect the GMAB rider when you purchase the contract, up through age 80. This benefit is intended to protect you against poor investment performance during the accumulation phase of your contract. You may not have this benefit and a GMIB or GWB rider in effect at the same time.

BENEFIT DESCRIPTION. The GMAB rider guarantees that at the Rider Maturity Date, your account value will at least be equal to a percentage of the purchase payments you made during the first 120 days that you held the contract (the "GMAB Eligibility Period"), less reductions for any withdrawals (and related withdrawal charges) that you made at any time before the Rider Maturity Date. The percentage of purchase payments made that determines the guaranteed amount range from 110% to 130%, depending on the MetLife Asset Allocation Program portfolio you selected. This guaranteed amount is the "GUARANTEED ACCUMULATION AMOUNT." The Guaranteed Accumulation Amount is used only to determine the amount of any benefit payable under the GMAB feature and the amount of the annual charge for the GMAB. There is a maximum Guaranteed Accumulation Amount for your contract that is shown on your contract schedule page (currently $5 million). Purchase payments made after this maximum Guaranteed Accumulation Amount is reached will not increase the Guaranteed Accumulation Amount above the maximum. However, if you make a withdrawal of account value during the GMAB Eligibility Period that reduces the Guaranteed Accumulation Amount below the maximum, then purchase payments you make AFTER the withdrawal, and during the GMAB Eligibility Period, will increase the Guaranteed Accumulation Amount until it reaches the maximum. Only purchase payments made during the first 120 days that you hold the contract are taken into consideration in determining the Guaranteed Accumulation Amount. If you anticipate making purchase payments after 120 days, you should understand that such payments will not increase the Guaranteed Accumulation Amount. Purchase payments made after 120 days are added to your account value and impact whether or not a benefit is due under the GMAB feature at the Rider Maturity Date.

On your contract's issue date, the Guaranteed Accumulation Amount is equal to a percentage of your initial purchase payment. Subsequent purchase payments made during the GMAB Eligibility Period increase the Guaranteed Accumulation Amount by the percentage amount of the purchase payment (subject to the limit described above) depending on which MetLife Asset Allocation Program portfolio you have selected. When you make a withdrawal from the contract, the Guaranteed Accumulation Amount is reduced in the same proportion that the amount of the withdrawal (including any related withdrawal charge) bears to the total account value.

     EXAMPLE:

   Assume your account value is $100,000 and your Guaranteed Accumulation Amount is $120,000, prior to making a $10,000 withdrawal from the contract. The withdrawal amount is 10% of the account value. Therefore, after the withdrawal, your account value would be $90,000 and your Guaranteed Accumulation Amount would be $108,000 (90% of $120,000).

The Guaranteed Accumulation Amount does not represent an amount of money available for withdrawal and is not used to calculate any benefits under the contract prior to the Rider Maturity Date.

At the Rider Maturity Date, after deduction of the annual charge for the GMAB rider, we will compare your contract's account value to its Guaranteed Accumulation Amount. If the account value is less than the Guaranteed Accumulation Amount, we will contribute to your account value the amount needed to make it equal the Guaranteed Accumulation Amount. (This added amount is the "Guaranteed Accumulation Payment.") The Guaranteed Accumulation Payment is allocated entirely to the MetLife Asset Allocation Program portfolio you have selected (no portion of the Guaranteed Accumulation Payment is allocated to the EDCA account).

If your account value is greater than or equal to the Guaranteed Accumulation Amount at the Rider Maturity Date, then no Guaranteed Accumulation Payment will be paid into your account value. The GMAB rider terminates at the Rider Maturity Date. We will not deduct the GMAB rider charge after that date, and the related investment requirements and restrictions will no longer apply.

If your account value is reduced to zero for any reason other than a full withdrawal of the account value or application of the entire account value to an annuity option, but your contract has a positive Guaranteed Accumulation Amount remaining, the contract and the GMAB rider will remain in force. No charge for the GMAB rider will be deducted or accrue while there is insufficient account value to cover the deductions for the charge. At the Rider Maturity Date, the Guaranteed Accumulation Payment will be paid into the account value.

Purchase payments made after the 120 day GMAB Eligibility Period may have a significant impact on whether or not a Guaranteed Accumulation Payment is due at the Rider Maturity Date. Even if purchase payments made during the 120 day

GMAB Eligibility Period lose significant value, if the account value, which includes all purchase payments, is equal to or greater than the Guaranteed
         ---
Accumulation Amount, which is a percentage of your purchase payments made during the 120 day period, then no Guaranteed Accumulation Payment is made. Therefore, the GMAB rider may not be appropriate for you if you intend to make additional purchase payments after the GMAB Eligibility Period.

     EXAMPLE:

   Assume that you make one $10,000 purchase payment during the 120 day GMAB Eligibility Period and you select the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000 (110% of your $10,000 purchase payment). Assume that at the Rider Maturity Date, your account value is $0. The Guaranteed Accumulation Payment is $11,000 ($11,000 - $0 = $11,000).

   In contrast, assume that you make one $10,000 purchase payment during the 120 day GMAB Eligibility Period and you select the MetLife Balanced Strategy Porfolio. Therefore, the Guaranteed Accumulation Amount is $11,000. Also assume that on the day before the Rider Maturity Date your account value is $0. Assume that you decide to make one purchase payment on the day before the Rider Maturity Date of $11,000. At the Rider Maturity Date, assume there has not been any positive or negative investment experience for the one day between your purchase payment and the Rider Maturity Date. Consequently, your account value is $11,000. We would not pay a Guaranteed Accumulation Payment because the account value of $11,000 is equal to the Guaranteed Accumulation Amount of $11,000 ($11,000 - $11,000 = $0).

RIDER TERMINATION. The GMAB rider will terminate at the earliest of: (1) the Rider Maturity Date; (2) the date you surrender the contract; (3) the date you cancel the GMAB rider, as described below; (4) the date you apply all of your account value to an annuity option; and (5) the date of death of the owner or joint owner (or annuitant if the owner is a non-natural person), unless the beneficiary is the spouse of the owner and elects to continue the contract under the spousal continuation provisions of the contract.

Once the rider is terminated, the GMAB rider charge will no longer be deducted and the related investment requirements and limitations will no longer apply. If the rider is terminated before the Rider Maturity Date, the Guaranteed Accumulation Payment will not be paid.

CANCELLATION. You have a one-time right to cancel this optional benefit to take effect on your fifth contract anniversary. We must receive your request in writing within the 90-day period after your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. Once you have cancelled the GMAB rider, you will no longer be eligible to receive the Guaranteed Accumulation Payment or be bound by the investment requirements and restrictions, and we will no longer deduct the charge for this rider.



8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, and GMIB, GWB, or GMAB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including death benefit rider charges), account fee, withdrawal charges, GMIB, GWB or GMAB rider charge, and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

We may advertise the GMIB, GWB, or GMAB riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2003, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP

If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)    the highest anniversary value, as defined below.

On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and

o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS

If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:

(1)    the account value; or

(2)    the enhanced death benefit.

The enhanced death benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit under your contract; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                               Benefit Percentage


   Issue Age                   Percentage
-----------------------
   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").

10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB riders or GMAB rider), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 59 1/2;

o  made on or after the death of an owner;

o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other affiliated and unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

All of the investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.15% to 0.25% of Separate Account assets invested in the particular investment portfolio.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with affiliated and unaffiliated selling firms for the sale of the contracts. Affiliated selling firms include Metropolitan Life Insurance Company (MLIC); New England Securities Corporation; Tower Square Securities, Inc.; and Walnut Street Securities, Inc. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all affiliated and unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation.

The maximum commission payable for contract sales and additional purchase payments by selling firms is 8% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.20% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts. With respect to the contracts, the compensation paid to affiliated selling firms is generally not expected to exceed, on a present value basis, the aggregate amount of commission that is paid by Distributor to all other selling firms as noted above.

SALES BY OUR AFFILIATES. As previously noted, we and Distributor may offer the contracts through retail selling firms that are affiliates of ours. The amount of compensation the affiliated selling firms pass on to their sales representatives is determined in accordance with their own internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For sales representatives of certain affiliates, the amount of this additional compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by us or our affiliates. The managers who supervise these sales representatives may also be entitled to additional cash compensation based on the sale of proprietary products sold by their representatives. Because the additional cash compensation paid to these sales representatives and their managers is primarily based on sales of proprietary products, these sales representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.

Sales representatives of our affiliate, MLIC, receive cash payments for the products they sell and service based upon a "gross dealer concession" model. The cash payment received by the sales representative is equal to a percentage of the gross dealer concession. For MLIC sales represenatives other than those in its MetLife Resources (MLR) division, the percentage is determined by a formula that takes into consideration the amount of proprietary products that the sales representative sells and services. The percentage could be as high as 100%. (MLR sales representatives receive compensation based on premiums and purchase payments applied to all products sold and serviced by the representative.) In addition, MetLife sales representatives may be entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MLIC sales representatives are entitled, the sales representatives have an incentive to favor the sale of the contracts over other similar products issued by non-affiliates. In addition, because the MLIC sales managers' compensation is based upon the sales made by the sales representatives they supervise, the MLIC sales managers also have an incentive to favor the sale of proprietary products.

We may also make certain payments to the business unit responsible for the operation of the distribution systems through which the contracts are sold. These amounts are part of the total compensation paid for the sale of the contracts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with our affiliates, Tower Square Securities, Inc. and Walnut Street Securities, Inc., as well as unaffiliated selling firms identified in the Statement of Additional Information. We and Distributor may enter into similar arrangements with other affiliates, such as MLIC and New England Securities Corporation.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change the beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Condensed Financial Information
     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges, and Chart 2 presents accumulation unit values for the highest possible combination of such charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)

CHART 1



                                          1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                              NUMBER OF
                                                                         ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                        UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                         BEGINNING OF         END OF        OUTSTANDING AT
                                                                            PERIOD            PERIOD        END OF PERIOD
                                                                       ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        8.707674         11.610242        18,486.1810
   01/01/2004                                         to  12/31/2004       11.610242         12.197049        40,065.2722
   01/01/2005                                         to  12/31/2005       12.197049         13.035149        53,642.9682
=============                                        ==== ==========       =========         =========        ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
   05/01/2004                                         to  12/31/2004        9.998932         11.979835        13,367.8597
   01/01/2005                                         to  12/31/2005       11.979835         13.308023        13,167.6232
=============                                        ==== ==========       =========         =========        ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        8.751972         11.763336        16,600.5368
   01/01/2004                                         to  12/31/2004       11.763336         13.994100        30,652.6644
   01/01/2005                                         to  12/31/2005       13.994100         15.780483        21,323.4136
=============                                        ==== ==========       =========         =========        ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
   05/01/2003                                         to  12/31/2003        5.505944          6.717278        16,289.6786
   01/01/2004                                         to  12/31/2004        6.717278          7.189929        40,070.1428
   01/01/2005                                         to  12/31/2005        7.189929          8.060860        33,452.9874
=============                                        ==== ==========       =========         =========        ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT)
   05/01/2003                                         to  12/31/2003        9.728989         12.034528         5,621.4365
   01/01/2004                                         to  12/31/2004       12.034528         13.589483         7,216.6925
   01/01/2005                                         to  12/31/2005       13.589483         14.495473         5,645.2141
=============                                        ==== ==========       =========         =========        ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
   11/07/2005                                         to  12/31/2005       10.247456         10.627269             0.0000
=============                                        ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                       1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003    to  12/31/2003       14.697264         16.114631        28,098.6251
  01/01/2004    to  12/31/2004       16.114631         17.204948        47,068.6669
  01/01/2005    to  12/31/2005       17.204948         17.236958        58,189.6357
============   ==== ==========       =========         =========       ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003    to  12/31/2003       34.555426         43.114082         7,362.7398
  01/01/2004    to  12/31/2004       43.114082         47.937816        25,252.5996
  01/01/2005    to  12/31/2005       47.937816         48.925372        31,803.5491
============   ==== ==========       =========         =========       ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        7.334391          9.497588         5,228.1806
  01/01/2004    to  12/31/2004        9.497588         11.208267        50,135.6553
  01/01/2005    to  12/31/2005       11.208267         12.880848        67,347.6876
============   ==== ==========       =========         =========       ============
 MONEY MARKET SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.096666         10.032199         4,608.4356
  01/01/2004    to  12/31/2004       10.032199          9.965778        37,511.8305
  01/01/2005    to  04/30/2005        9.965778          9.982068         7,711.3921
============   ==== ==========       =========         =========       ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998932         12.842253         9,653.8096
  01/01/2005    to  12/31/2005       12.842253         14.361086        28,196.1715
============   ==== ==========       =========         =========       ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.545686          7.969640        46,086.5211
  01/01/2004    to  12/31/2004        7.969640          8.370190        82,978.8115
  01/01/2005    to  12/31/2005        8.370190          8.651885        68,633.7770
============   ==== ==========       =========         =========       ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.000000         10.442908        26,986.4099
  01/01/2004    to  12/31/2004       10.442908         11.236502        48,781.0429
  01/01/2005    to  12/31/2005       11.236502         11.245632        40,028.7563
============   ==== ==========       =========         =========       ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003    to  12/31/2003       11.613154         11.687477        18,909.9280
  01/01/2004    to  12/31/2004       11.687477         12.110712        75,948.0189
  01/01/2005    to  12/31/2005       12.110712         12.223413       126,487.6084
============   ==== ==========       =========         =========       ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.425734          7.727655         5,981.6893
  01/01/2004    to  11/19/2004        7.727655          7.945595         6,655.1741
============   ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                         1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                             NUMBER OF
                                                                        ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                       UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                        BEGINNING OF         END OF        OUTSTANDING AT
                                                                           PERIOD            PERIOD        END OF PERIOD
                                                                      ---------------   ---------------   ---------------
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        3.305316          4.602892           605.2449
   01/01/2004                                        to  12/31/2004        4.602892          4.347370         9,063.0898
   01/01/2005                                        to  12/31/2005        4.347370          4.764097         6,071.7196
=============                                       ==== ==========       =========         =========       ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        4.758231          6.128422        42,619.2301
   01/01/2004                                        to  12/31/2004        6.128422          7.127233        93,453.5928
   01/01/2005                                        to  12/31/2005        7.127233          8.064495       158,264.0268
=============                                       ==== ==========       =========         =========       ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
   05/01/2003                                        to  12/31/2003        8.471513         11.488494        22,988.1333
   01/01/2004                                        to  12/31/2004       11.488494         14.345408        39,010.3129
   01/01/2005                                        to  12/31/2005       14.345408         16.352461        45,870.8643
=============                                       ==== ==========       =========         =========       ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
   05/01/2004                                        to  12/31/2004        9.998932         11.122514         8,327.5702
   01/01/2005                                        to  12/31/2005       11.122514         12.226213         4,810.4169
=============                                       ==== ==========       =========         =========       ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                        to  12/31/2005        9.998932         10.482927        44,832.8924
=============                                       ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                        to  12/31/2005        9.982136         10.094014       121,970.9953
=============                                       ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                        to  12/31/2003        8.556367         10.781850        29,745.7619
   01/01/2004                                        to  12/31/2004       10.781850         11.934370       107,483.4824
   01/01/2005                                        to  12/31/2005       11.934370         12.974739       165,953.8569
=============                                       ==== ==========       =========         =========       ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003       10.939577         13.989331        14,248.0598
   01/01/2004                                        to  12/31/2004       13.989331         15.141040        21,050.8659
   01/01/2005                                        to  12/31/2005       15.141040         16.396913        16,078.3206
=============                                       ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003        8.069248          9.762009        18,894.6670
   01/01/2004                                        to  12/31/2004        9.762009         10.496784        57,078.8029
   01/01/2005                                        to  12/31/2005       10.496784         11.764232        92,485.8073
=============                                       ==== ==========       =========         =========       ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                        to  12/31/2003        8.627802         10.460062         7,800.4887
   01/01/2004                                        to  12/31/2004       10.460062         11.385874        43,259.2357
   01/01/2005                                        to  12/31/2005       11.385874         11.731023        43,433.6959
=============                                       ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                          1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========



                                                                                                            NUMBER OF
                                                                           ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                          UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                           BEGINNING OF       END OF      OUTSTANDING AT
                                                                              PERIOD          PERIOD      END OF PERIOD
                                                                         --------------- --------------- ---------------
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                15.969806       15.964032           0.0000
=============                                                                =========       =========     ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.303038       10.693251       2,855.5524
   01/01/2005                                                                10.693251       11.651175      39,473.7165
=============                                                                =========       =========     ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.103167       10.397106      96,971.8717
   01/01/2005                                                                10.397106       10.994107     339,969.3800
=============                                                                =========       =========     ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                 9.943271       10.113107           0.0000
   01/01/2005                                                                10.113107       10.430055      11,735.6144
=============                                                                =========       =========     ============
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.243077       10.608115      79,385.4597
   01/01/2005                                                                10.608115       11.426958     182,739.3414
=============                                                                =========       =========     ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.013225       10.233375      35,475.3519
   01/01/2005                                                                10.233375       10.688727     143,283.5124
=============                                                                =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2



                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.639989         11.473990        27,902.8220
  01/01/2004    to  12/31/2004       11.473990         11.981598        35,167.9291
  01/01/2005    to  12/31/2005       11.981598         12.728544        23,071.7421
============   ==== ==========       =========         =========        ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998438         11.931716        11,839.8324
  01/01/2005    to  12/31/2005       11.931716         13.175555         6,120.6462
============   ==== ==========       =========         =========        ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.683960         11.625277        32,837.1899
  01/01/2004    to  12/31/2004       11.625277         13.746952        34,962.0022
  01/01/2005    to  12/31/2005       13.746952         15.409353        19,402.4049
============   ==== ==========       =========         =========        ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        5.448004          6.620031        54,559.8131
  01/01/2004    to  12/31/2004        6.620031          7.043338        52,651.6041
  01/01/2005    to  12/31/2005        7.043338          7.849430        30,652.0835
============   ==== ==========       =========         =========        ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT)
  05/01/2003    to  12/31/2003        9.653416         11.893317        21,930.6625
  01/01/2004    to  12/31/2004       11.893317         13.349490        17,471.8921
  01/01/2005    to  12/31/2005       13.349490         14.154574        14,683.3310
============   ==== ==========       =========         =========        ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005    to  12/31/2005       10.246282         10.616793             0.0000
============   ==== ==========       =========         =========        ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003    to  12/31/2003       14.542867         15.881558        48,613.0851
  01/01/2004    to  12/31/2004       15.881558         16.854422        35,697.1623
  01/01/2005    to  12/31/2005       16.854422         16.785051        21,664.9068
============   ==== ==========       =========         =========        ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003    to  12/31/2003       34.192095         42.490294        46,162.4897
  01/01/2004    to  12/31/2004       42.490294         46.960946        43,335.8275
  01/01/2005    to  12/31/2005       46.960946         47.642491        35,702.7341
============   ==== ==========       =========         =========        ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003    to  12/31/2003        7.257269          9.360152        23,557.2992
  01/01/2004    to  12/31/2004        9.360152         10.979856        43,112.9653
  01/01/2005    to  12/31/2005       10.979856         12.543118        27,905.6679
============   ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                       1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                        NUMBER OF
                                   ACCUMULATION      ACCUMULATION      ACCUMULATION
                                  UNIT VALUE AT     UNIT VALUE AT         UNITS
                                   BEGINNING OF         END OF        OUTSTANDING AT
                                      PERIOD            PERIOD        END OF PERIOD
                                 ---------------   ---------------   ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003    to  12/31/2003        9.990560          9.887032        35,664.8713
  01/01/2004    to  12/31/2004        9.887032          9.762657        36,547.8708
  01/01/2005    to  04/30/2005        9.762657          9.759505             0.0000
============   ==== ==========       =========         =========        ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998438         12.790697        10,958.2890
  01/01/2005    to  12/31/2005       12.790697         14.218141         5,965.2938
============   ==== ==========       =========         =========        ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.476827          7.854290        90,448.5411
  01/01/2004    to  12/31/2004        7.854290          8.199570        85,649.8677
  01/01/2005    to  12/31/2005        8.199570          8.424977        50,915.5441
============   ==== ==========       =========         =========        ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003    to  12/31/2003       10.000000         10.401088        53,888.6597
  01/01/2004    to  12/31/2004       10.401088         11.124393        58,688.2608
  01/01/2005    to  12/31/2005       11.124393         11.067004        30,757.0329
============   ==== ==========       =========         =========        ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003    to  12/31/2003       11.491153         11.518393        88,651.3520
  01/01/2004    to  12/31/2004       11.518393         11.863917        68,264.3976
  01/01/2005    to  12/31/2005       11.863917         11.902882        65,754.2998
============   ==== ==========       =========         =========        ===========
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        6.358161          7.615832        11,368.6451
  01/01/2004    to  11/19/2004        7.615832          7.789155        12,948.2906
============   ==== ==========       =========         =========        ===========
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003    to  12/31/2003        3.270487          4.536216        14,773.4227
  01/01/2004    to  12/31/2004        4.536216          4.258682        21,476.3078
  01/01/2005    to  12/31/2005        4.258682          4.639082        13,440.0427
============   ==== ==========       =========         =========        ===========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003    to  12/31/2003        4.708135          6.039673        87,249.8417
  01/01/2004    to  12/31/2004        6.039673          6.981901        67,445.9940
  01/01/2005    to  12/31/2005        6.981901          7.852952        67,328.3340
============   ==== ==========       =========         =========        ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003    to  12/31/2003        8.429221         11.385490        28,642.4298
  01/01/2004    to  12/31/2004       11.385490         14.131572        26,728.9689
  01/01/2005    to  12/31/2005       14.131572         16.012689        16,206.8614
============   ==== ==========       =========         =========        ===========
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004    to  12/31/2004        9.998438         11.077804        10,151.6688
  01/01/2005    to  12/31/2005       11.077804         12.104461         3,253.8703
============   ==== ==========       =========         =========        ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                          1.90% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                             to  12/31/2003
   01/01/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                             to  12/31/2004
   01/01/2005                                                             to  12/31/2005
=============                                                            ==== ==========



                                                                                                            NUMBER OF
                                                                           ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                          UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                           BEGINNING OF       END OF      OUTSTANDING AT
                                                                              PERIOD          PERIOD      END OF PERIOD
                                                                         --------------- --------------- ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                 9.998438       10.440811       1,455.7559
=============                                                                =========       =========     ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                 9.759091        9.829291      37,883.1841
=============                                                                =========       =========     ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                 8.466410       10.625867      72,774.2330
   01/01/2004                                                                10.625867       11.691186     101,613.7811
   01/01/2005                                                                11.691186       12.634573      76,731.6326
=============                                                                =========       =========     ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                10.824616       13.787013      53,815.1391
   01/01/2004                                                                13.787013       14.832557      47,488.8813
   01/01/2005                                                                14.832557       15.967065      39,323.1567
=============                                                                =========       =========     ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                 8.028934        9.674439      55,705.3091
   01/01/2004                                                                 9.674439       10.340233      68,050.4053
   01/01/2005                                                                10.340233       11.519694      62,306.4467
=============                                                                =========       =========     ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                 8.560748       10.337295      45,758.1301
   01/01/2004                                                                10.337295       11.184770      40,467.8296
   01/01/2005                                                                11.184770       11.455096      45,034.1105
=============                                                                =========       =========     ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                14.993974       14.929039           0.0000
=============                                                                =========       =========     ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.299826       10.683074      65,566.6432
   01/01/2005                                                                10.683074       11.570684      65,707.5131
=============                                                                =========       =========     ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                10.100015       10.387206     399,494.9200
   01/01/2005                                                                10.387206       10.918136     648,990.3143
=============                                                                =========       =========     ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                 9.940166       10.103473     105,131.8221
   01/01/2005                                                                10.103473       10.357964     153,792.1020
=============                                                                =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                    1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                 NUMBER OF
                                                           ACCUMULATION      ACCUMULATION       ACCUMULATION
                                                          UNIT VALUE AT     UNIT VALUE AT          UNITS
                                                           BEGINNING OF         END OF         OUTSTANDING AT
                                                              PERIOD            PERIOD         END OF PERIOD
                                                         ---------------   ---------------   -----------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                           to  12/31/2004       10.239883         10.598018         141,678.1766
   01/01/2005                           to  12/31/2005       10.598018         11.348007         495,572.8805
=============                          ==== ==========       =========         =========         ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                           to  12/31/2004       10.010099         10.223628          61,114.5589
   01/01/2005                           to  12/31/2005       10.223628         10.614857          60,131.1359
=============                          ==== ==========       =========         =========         ============

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS
Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

MET INVESTORS SERIES TRUST (CLASS B)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B portfolios are available under the contract:

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

GOLDMAN SACHS MID-CAP VALUE PORTFOLIO

SUBADVISER: Goldman Sachs Asset Management, L.P.

INVESTMENT OBJECTIVE: The Goldman Sachs Mid-Cap Value Portfolio seeks long-term capital appreciation.

HARRIS OAKMARK INTERNATIONAL PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.

LAZARD MID-CAP PORTFOLIO (formerly, Met/AIM Mid Cap Core Equity Portfolio)

SUBADVISER: Lazard Asset Management LLC (formerly,
AIM Capital Management, Inc.)

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LEGG MASON AGGRESSIVE GROWTH PORTFOLIO (formerly Janus Aggressive Growth Portfolio)

SUBADVISER: ClearBridge Advisors, LLC (formerly Janus Capital Management LLC)

INVESTMENT OBJECTIVE: The Legg Mason Aggressive Growth Portfolio seeks long-term growth of capital.

LEGG MASON VALUE EQUITY PORTFOLIO

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term capital appreciation.

LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO

SUBADVISER: Loomis, Sayles & Company, L.P.

INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and total return.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuations in market value.

MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: The Neuberger Berman Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO INFLATION PROTECTED BOND PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

RCM GLOBAL TECHNOLOGY PORTFOLIO

SUBADVISER: RCM Capital Management LLC

INVESTMENT OBJECTIVE: The RCM Global Technology Portfolio seeks capital appreciation; no consideration is given to income.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

TURNER MID-CAP GROWTH PORTFOLIO

SUBADVISER: Turner Investment Partners, Inc.

INVESTMENT OBJECTIVE: The Turner Mid-Cap Growth Portfolio seeks capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, Inc., L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

HARRIS OAKMARK FOCUSED VALUE PORTFOLIO

SUBADVISER: Harris Associates L.P.

INVESTMENT OBJECTIVE: The Harris Oakmark Focused Value Portfolio seeks long-term capital appreciation.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: Metropolitan Life Insurance Company

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (formerly, Salomon Brothers U.S. Government Portfolio)

SUBADVISER: Western Asset Management Company (formerly, Salomon Brothers Asset Management Inc)

INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital primarily through its investments in underlying portfolios that invest primarily in equity securities and secondarily through its investments in underlying portfolios that invest primarily in fixed income securities.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital through its investments in underlying portfolios that invest primarily in equity securities.

APPENDIX C
EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS
In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA
The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA
The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x

(1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D
DESCRIPTION OF GMIB I
You can only elect the GMIB I at the time you purchase the contract and if you are age 75 or less. Once elected, the rider cannot be terminated except as described below. The GMIB I may be exercised after a 10 year waiting period, up through age 85, within 30 days following a contract anniversary.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The Highest Anniversary Value is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased for subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal; or


         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.

(c) An amount equal to the withdrawal charge which would be assessed upon a complete withdrawal plus premium and other taxes.

It is possible that the income base can be greater than your account value. The income base is not available for withdrawals and is only used for purposes of calculating the GMIB I payments and charges for the GMIB I rider.

OWNERSHIP. While the GMIB I rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then annuitant will be deemed to be the owner in determining the income base and GMIB I payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.

Upon the exercise of the GMIB I, your annuity payments will be the greater of:

o The annuity payment determined by applying the amount of the Income Base to the GMIB Annuity Table; or

o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

EXERCISING THE GMIB I RIDER. When you elect to receive annuity payments under the GMIB I, you have your choice of two fixed annuity options:

o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or

o  A joint survivor life annuity with 10 year period certain.

TERMINATING THE GMIB I RIDER. The GMIB I rider will terminate upon the earliest of:

o The date you elect to receive annuity payments either under the GMIB I rider or the contract;

o The 30th day following the contract anniversary immediately after your 85th birthday;

o  The date you make a complete withdrawal of your account value;

o Death of the owner or death of the annuitant if a non-natural person owns the contract; or

o  Change of the owner, for any reason, unless we otherwise agree.

MetLife Investors currently waives the contractual requirement that terminates the GMIB I rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB I rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB I rider.

When the GMIB I rider terminates, the corresponding GMIB I rider charge terminates.

APPENDIX E
GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) THE 5% ANNUAL INCREASE AMOUNT

    Determining a value upon which future income payments can be based
    ------------------------------------------------------------------

    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]





    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

    Determining a value upon which future income payments can be based
    ------------------------------------------------------------------

    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]

  Determining your guaranteed lifetime income stream
  --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(3) PUTTING IT ALL TOGETHER

    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Guaranteed Minimum Income Benefit may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.

[GRAPHIC APPEARS HERE]





    With the Guaranteed Minimum Income Benefit, the Income Base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.

[GRAPHIC APPEARS HERE]





(4) THE GUARANTEED PRINCIPAL OPTION - GMIB PLUS

    Initial purchase payment is $100,000. Assume that no withdrawals are taken.
      Assume that account value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.

    The effect of exercising the Guaranteed Principal Option:

    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the account value 30 days after the 10th contract anniversary bringing the account value back up to $100,000.

    2) The GMIB Plus rider and rider fee terminates as of the date that the adjustment is made to the account value; the variable annuity contract continues.

    3) GMIB Plus allocation and transfer restrictions terminate as of the date that the adjustment is made to the account value.

[GRAPHIC APPEARS HERE]





    *Withdrawals reduce the original purchase payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.

(5) THE OPTIONAL RESET - GMIB PLUS

Assume your initial purchase payment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elect an Optional Reset. (If you purchased your contract prior to February 27, 2006, you may elect an Optional Reset on any contract anniversary on or after the third contract anniversary and may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset, provided all other requirements are met.)

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you elect an Optional Reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $115,500 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $126,000 on the third anniversary ($120,000 increased by 5% per year, compounded annually). Assume your account value at the third contract anniversary is $130,000 due to good market performance, and you elect an Optional Reset.

The effect of the Optional Reset election is:

   (1) The 5% Annual Increase Amount resets from $126,000 to $130,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the third contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $136,500 on the fourth anniversary ($130,000 increased by 5% per year, compounded annually). Assume your account value at the fourth contract anniversary is $120,000 due to poor market performance. You may not elect an Optional Reset at this time, because the account value is less than the 5% Annual Increase Amount.

The 5% Annual Increase Amount increases to $165,917 on the eighth anniversary ($136,500 increased by 5% per year, compounded annually for four years). Assume your account value at the eighth contract anniversary is

$180,000 due to good market performance, but you do not elect an Optional
Reset.

Because you did not elect an Optional Reset:

   (1) The 5% Annual Increase Amount remains at $165,917;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit remains at the 13th contract anniversary (10 years from the date of the last reset);

   (3) The GMIB Plus rider charge remains at its current level; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]




(6) THE OPTIONAL RESET: AUTOMATIC ANNUAL STEP-UP -
GMIB PLUS

Assume your initial investment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your account value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Resets to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets from $105,000 to $110,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the first contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your account value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your account value is higher than your 5% Annual Increase Amount, an Optional Reset will automatically occur.

The effect of the Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets from $115,500 to $120,000;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the second contract anniversary;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

Assume your account value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your account value would exceed the 5% Annual Increase Amount and an Optional Reset would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

The effect of each Optional Reset is:

   (1) The 5% Annual Increase Amount automatically resets to the higher account value;

   (2) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit is reset to 10 years from the date of the Optional Reset;

   (3) The GMIB Plus rider charge is reset to the fee we charge new contract owners for GMIB Plus at that time; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.

The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your account value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Reset is not permitted because your account value is lower than your 5% Annual Increase Amount. However, because the Optional Reset has locked-in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional purchase payments and/or withdrawals) through the contract anniversary on or after your 85th birthday. Also, please note:

   (1) The 10-year waiting period to annuitize the contract under the Guaranteed Minimum Income Benefit remains at the 17th contract anniversary (10 years from the date of the last Optional Reset);

   (2) The GMIB Plus rider charge remains at its current level; and

   (4) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

[GRAPHIC APPEARS HERE]

APPENDIX F
GUARANTEED WITHDRAWAL BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. (Unless otherwise noted, these examples are for GWB I and Enhanced GWB. Examples J, K and L are for the Lifetime Withdrawal Guarantee.) The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

A.   How Withdrawals Affect the Benefit Base

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 ($100,000 + 5% GWB Bonus Amount). Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $105,000 - $10,000 = $95,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $95,000, no further reduction to the Benefit Base is made.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $95,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $95,000, a further reduction of the $15,000 difference is made, bringing the Benefit Base to $80,000.

B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%). If $7,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $70,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Annual Benefit Payment would be reset to the greater of a) $7,350 (the Annual Benefit Payment before the second purchase payment) and b) $5,635 (7% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $7,350.

C.   How Withdrawals Affect the Annual Benefit Payment

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $6,300 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $6,300.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $9,800 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $7,350.

D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount

An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $105,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $70,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Guaranteed
Withdrawal Amount would be reset to the greater of a) $105,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $80,500 (the Benefit Base after the second purchase payment). In this case, the Guaranteed Withdrawal Amount would remain at $105,000.

E.   Putting It All Together

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $7,350 at this time, your account value would be reduced to $50,000 - $7,350 = $42,650. Your Benefit Base would be reduced to $82,950 - $7,350 = $75,600. Since the withdrawal of $7,350 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $105,000 and the Annual Benefit Payment would remain at $7,350.

                                    [CHART]

              Annual Benefit      Actual          Account      Benefit
                 Payment        Withdrawals         Value        Base
              --------------    -----------        -------      -------
 0                    0                0           100,000      105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350            7,350            42,650       75,600
 5                7,350            7,350            35,300       68,250
 6                7,350            7,350            27,950       60,900
 7                7,350            7,350            20,600       53,550
 8                7,350            7,350            13,250       46,200
 9                7,350            7,350             5,900       38,850
10                7,350            7,350                 0       31,500
11                7,350            7,350                 0       24,150
12                7,350            7,350                 0       16,800
13                7,350            7,350                 0        9,450
14                7,350            7,350                 0        2,100
15                2,100            2,100                 0            0
16
17
18

  2.   When Withdrawals Do Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $82,950 - $10,000 = $72,950. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $7,350 and 7% x $40,000 = $2,800. The Guaranteed Withdrawal Amount would remain at $105,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.

                                    [CHART]

              Annual Benefit      Actual           Account      Benefit
                 Payment        Withdrawals         Value        Base
              --------------    -----------       --------     --------
 0                   $0               $0          $100,000     $105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350           10,000            40,000       40,000
 5                2,800            2,800            37,200       37,200
 6                2,800            2,800            34,400       34,400
 7                2,800            2,800            31,600       31,600
 8                2,800            2,800            28,800       28,800
 9                2,800            2,800            26,000       26,000
10                2,800            2,800            23,200       23,200
11                2,800            2,800            20,400       20,400
12                2,800            2,800            17,600       17,600
13                2,800            2,800            14,800       14,800
14                2,800            2,800            12,000       12,000
15                2,800            2,800             9,200        9,200
16                2,800            2,800             6,400        6,400
17                2,800            2,800             3,600        3,600
18                2,800            2,800               800          800




F.   How the Optional Reset Works (may be elected prior to age 86 ) - GWB I

Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.

The account value on the fifth contract anniversary grew due to market performance to $195,850. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $195,850, and the Annual Benefit Payment would become 7% x $195,850 = $13,710.

The account value on the tenth contract anniversary grew due to market performance to $250,488. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $250,488, and the Annual Benefit Payment would become 7% x $250,488 = $17,534.

The account value on the fifteenth contract anniversary grew due to market performance to $395,016. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $395,016, and the Annual Benefit Payment would become 7% x $395,016 = $27,651.

The period of time over which the Annual Benefit Payment may be taken would be lengthened.

                                    [CHART]

              Annual Benefit     Cumulative        Account
                  Payment       Withdrawals         Value
              --------------    -----------      -----------
 1              $ 7,350.00      $  7,350.00      $105,000.00
 2                7,350.00        14,700.00       125,000.00
 3                7,350.00        22,050.00       130,000.00
 4                7,350.00        29,400.00       145,000.00
 5                7,350.00        36,750.00       185,000.00
 6               13,709.50        50,459.50       195,850.00
 7               13,709.50        64,169.00       175,000.00
 8               13,709.50        77,878.50       185,200.00
 9               13,709.50        91,588.00       189,300.00
10               13,709.50       105,297.50       205,200.00
11               17,534.16       122,831.70       250,488.00
12               17,534.16       140,365.80       260,322.00
13               17,534.16       157,900.00       245,000.00
14               17,534.16       175,434.10       285,000.00
15               17,534.16       192,968.30       315,000.00
16               27,651.12       220,619.40       395,016.00
17               27,651.12       248,270.50       410,100.00
18               27,651.12       275,921.70       425,200.00
19               27,651.12       303,572.80       420,200.00
20               27,651.12       331,223.90       452,000.00




G. How the Optional Reset Works If Elected on the 3rd Contract Anniversary (may be elected prior to age 86) - ENHANCED GWB

Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350 (assuming you began withdrawing in your first year).

The account value on the third contract anniversary grew due to market performance to $148,350. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $148,350, and the Annual Benefit Payment would become 7% x $148,350 = $10,385.

The account value on the sixth contract anniversary grew due to market performance to $179,859. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $179,859, and the Annual Benefit Payment would become 7% x $179,859 = $12,590.

The account value on the ninth contract anniversary grew due to market performance to $282,582. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $282,582, and the Annual Benefit Payment would become 7% x $282,582 = $19,781.

The period of time over which the Annual Benefit Payment may be taken would be lengthened.

                        [CHART]

       Annual
      Benefit    Cumulative    Account
      Payment    Withdrawals    Value
      -------    ----------    -------
1       7350         7350      105000
2       7350        14700      125000
3       7350        22050      130000
4      10385        32435      148350
5      10385        42819      185000
6      10385        53204      195000
7      12590        65794      179859
8      12590        78384      210000
9      12590        90974      223000
10     19781       110755      282582
11     19781       130535      270000
12     19781       150316      278000
13         0            0      315000




H. How an Optional Reset May Increase the Benefit Base While Decreasing the Guaranteed Withdrawal Amount and Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.

Assume that the Benefit Base is reduced to $70,000 due to 5 years of withdrawing $7,000 each year, but also assume that, due to positive market performance, the account value at the end of 5 years is $80,000. If an Optional Reset is elected, the Benefit Base would be reset from $70,000 to $80,000, the Guaranteed Withdrawal Amount would be reduced from $105,000 to $80,000, and the Annual Benefit Payment would be reduced from $7,350 to $5,600 ($80,000 x 7%).

Under these circumstances, the Optional Reset increases the Benefit Base (the remaining amount of money you are guaranteed to receive) by $10,000, but also reduces the Annual Benefit Payment, thereby lengthening the period of time over which you will receive the money. This Optional Reset also reduces the Guaranteed Withdrawal Amount, against which the GWB rider charge is calculated. If the GWB rider charge fee rate does not increase in connection with the Optional Reset, the reduced Guaranteed Withdrawal Amount will result in a reduction in the amount of the annual GWB rider charge.

I.   Annual Benefit Payment Continuing When Account Value Reaches Zero

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%).

Assume that the Benefit Base was reduced to $31,500 due to 10 years of withdrawing $7,350 each year and assume that the account value was further reduced to $0 at year 11 due to poor market performance. We would commence making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Benefit Base is exhausted.

In this situation (assuming monthly payments), there would be 51 payments of $612.50 and a final payment of $262.50, which, in sum, would deplete the $31,500 Benefit Base. The total amount withdrawn over the life of the contract would then be $105,000.

                                    [CHART]

          Annual
          Benefit          Account          Benefit
          Payment           Value            Base
          -------         ---------        ---------
 1        $7,350           $100,000        $105,000
 2         7,350             73,000          97,650
 3         7,350             52,750          90,300
 4         7,350           37,562.5          82,950
 5         7,350          26,171.88          75,600
 6         7,350          17,628.91          68,250
 7         7,350          11,221.68          60,900
 8         7,350           6,416.26          53,550
 9         7,350          2,812.195          46,200
10         7,350           109.1461          38,850
11         7,350                  0          31,500
12         7,350                  0          24,150
13         7,350                  0          16,800
14         7,350                  0           9,450
15         2,100                  0           2,100
16             0                                  0




J.   Lifetime Withdrawal Guarantee

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).

Assume that $5,000 is withdrawn each year, beginning before the contract owner attains age 59 1/2. The Remaining Guaranteed Withdrawal Amount is reduced by $5,000 each year as withdrawals are taken (the Total Guaranteed Withdrawal Amount is not reduced by these withdrawals). The Annual Benefit Payment of $5,000 is guaranteed to be received until the Remaining Guaranteed Withdrawal Amount is depleted, even if the account value is reduced to zero.

If the first withdrawal is taken after age 59 1/2, then the Annual Benefit Payment of $5,000 is guaranteed to be received for the owner's lifetime, even if the Remaining Guaranteed Withdrawal Amount and the account value are reduced to zero.

                                   [CHART]
                                              Remaining
  Annual                                      Guaranteed      Guaranteed
  Benefit      Cumulative      Account        Withdrawal      Withdrawal
  Payment      Withdrawals      Value           Amount         Amount
 ---------    -------------  -----------      ----------     ------------
   $5,000       $  5,000      $100,000       $100,000        $100,000
    5,000         10,000        90,250         95,000         100,000
    5,000         15,000        80,987.5       90,000         100,000
    5,000         20,000        72,188.13      85,000         100,000
    5,000         25,000        63,828.72      80,000         100,000
    5,000         30,000        55,887.28      75,000         100,000
    5,000         35,000        48,342.92      70,000         100,000
    5,000         40,000        41,175.77      65,000         100,000
    5,000         45,000        34,366.98      60,000         100,000
    5,000         50,000        27,898.63      55,000         100,000
    5,000         55,000        21,753.7       50,000         100,000
    5,000         60,000        15,916.02      45,000         100,000
    5,000         65,000        10,370.22      40,000         100,000
    5,000         70,000         5,101.706     35,000         100,000
    5,000         75,000            96.62093   30,000         100,000
    5,000         80,000             0              0         100,000
    5,000         85,000             0              0         100,000
    5,000         90,000             0              0         100,000
    5,000         95,000             0              0         100,000
    5,000        100,000             0              0         100,000

     2.   When Withdrawals Do Exceed the Annual Benefit Payment

Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, the initial Remaining Guaranteed Withdrawal Amount would be $100,000 and the initial Annual Benefit Payment would be $5,000 ($100,000 x 5%).

Assume that the Remaining Guaranteed Withdrawal Amount is reduced to $95,000 due to a withdrawal of $5,000 in the first year. Assume the account value was further reduced to $75,000 at year two due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $75,000 - $10,000 = $65,000. Your Remaining Guaranteed Withdrawal Amount would be reduced to $95,000 - $10,000 = $85,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Remaining Guaranteed Withdrawal Amount would be greater than the resulting account value, there would be an additional reduction to the Remaining Guaranteed Withdrawal Amount. The Remaining Guaranteed Withdrawal Amount after the withdrawal would be set equal to the account value after the withdrawal ($65,000). This new Remaining Guaranteed Withdrawal Amount of $65,000 would now be the amount guaranteed to be available to be withdrawn over time. The Total Guaranteed Withdrawal Amount would also be reduced to $65,000. The Annual Benefit Payment would be set equal to 5% x $65,000 = $3,250.

K.   Lifetime Withdrawal Guarantee - 5% Compounding Income Amount

Assume that a contract had an initial purchase payment of $100,000. The initial Remaining Guaranteed Withdrawal Amount would be $100,000, the Total Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000 ($100,000 x 5%).

The Total Guaranteed Withdrawal Amount will increase by 5% of the previous year's Total Guaranteed Withdrawal Amount until the earlier of the first withdrawal or the 10th contract anniversary. The Annual Benefit Payment will be recalculated as 5% of the new Total Guaranteed Withdrawal Amount.

If the first withdrawal is taken in the first contract year, then there would be no increase: the Total Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment will remain at $5,000 ($100,000 x 5%).

If the first withdrawal is taken in the second contract year, then the Total Guaranteed Withdrawal Amount would increase to $105,000 ($100,000 x 105%), and the Annual Benefit Payment would increase to $5,250 ($105,000 x 5%).

If the first withdrawal is taken in the third contract year, then the Total Guaranteed Withdrawal Amount would increase to $110,250 ($105,000 x 105%), and the Annual Benefit Payment would increase to $5,513 ($110,250 x 5%).

If the first withdrawal is taken after the 10th contract year, then the Total Guaranteed Withdrawal Amount would increase to $162,890 (the initial $100,000, increased by 5% per year, compounded annually for 10 years), and the Annual Benefit Payment would increase to $8,144 ($162,890 x 5%).

                                    [CHART]

                         Year                  Annual
                       of First                Benefit
                      Withdrawal               Payment
                     ------------            ------------
                          1                    $5,000
                          2                     5,250
                          3                     5,513
                          4                     5,788
                          5                     6,078
                          6                     6,381
                          7                     6,700
                          8                     7,036
                          9                     7,387
                         10                     7,757
                         11                     8,144

L. Lifetime Withdrawal Guarantee - Automatic Annual Step-Ups and 5% Compounding Income Amount (No Withdrawals)

Assume that a contract had an initial purchase payment of $100,000. Assume that no withdrawals are taken.

At the first contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $105,000 ($100,000 increased by 5%, compounded annually). Assume the account value has increased to $110,000 at the first contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $105,000 to $110,000 and reset the Annual Benefit Payment to $5,500 ($110,000 x 5%).

At the second contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $115,500 ($110,000 increased by 5%, compounded annually). Assume the account value has increased to $120,000 at the second contract anniversary due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $115,500 to $120,000 and reset the Annual Benefit Payment to $6,000 ($120,000 x 5%).

Provided that no withdrawals are taken, each year the Total Guaranteed Withdrawal Amount would increase by 5%, compounded annually, from the second contract anniversary through the ninth contract anniversary, and at that point would be equal to $168,852. Assume that during these contract years the account value does not exceed the Total Guaranteed Withdrawal Amount due to poor market performance. Assume the account value at the ninth contract anniversary has increased to $180,000 due to good market performance. The Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount from $168,852 to $180,000 and reset the Annual Benefit Payment to $9,000 ($180,000 x 5%).

At the 10th contract anniversary, provided that no withdrawals are taken, the Total Guaranteed Withdrawal Amount is increased to $189,000 ($180,000 increased by 5%, compounded annually). Assume the account value is less than $189,000. There is no Automatic Annual Step-Up since the account value is below the Total Guaranteed Withdrawal Amount; however, due to the 5% increase in the Total Guaranteed Withdrawal Amount, the Annual Benefit Payment is increased to $9,450 ($189,000 x 5%).

[GRAPHIC APPEARS HERE]

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED NOVEMBER 9, 2009
           TO THE PROSPECTUS DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement updates information in the prospectus dated November 9, 2006 (as supplemented) for the Class AA variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (888) 562-2027 to request a free copy.

Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.

I.   COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     . Your Account Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     . The investment portfolios available under your Contract have not changed as a result of the Combination.

     . Your Account Value is allocated to the same investment portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same investment portfolio and illustrate unit values as a range.

If you have any questions, please contact us at (888) 562-2027.

                                                                 SUPP-ACC51109AA

II.  THE ANNUITY CONTRACT

The prospectus describes all material features and benefits of the contract. The language in the prospectus determines your rights under the federal securities laws.

III. INVESTMENT OPTIONS

Each investment portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING (888) 562-2027 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the investment portfolios.

IV.  OTHER INFORMATION

The paragraph appearing in this section under the sub-heading "MetLife Investors," relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

The last sentence of the third paragraph under the "MetLife Investors" sub-heading, relating to the guarantee provided by General American Life Insurance Company (General American Life), is revised to read as follows:

"With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the 'Act') to not file reports under the Act."

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                         SUPPLEMENT DATED MAY 1, 2009
                                      TO
              PROSPECTUS DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectus dated November 9, 2006 (as supplemented) for the Class AA variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (888) 562-2027 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit--Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

2. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some

                                                                 SUPP-AC5AA0509
   advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser. (See the prospectuses for the investment portfolios for information on the management fees paid by the investment portfolios and the Statements of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

   Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Other Information--Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of account value to such investment portfolios.

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

Replace the sections from the "AIM Variable Insurance Funds (Series II)" heading to before the "Transfers" heading with the following:

   AIM VARIABLE INSURANCE FUNDS (SERIES II)

   AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. (See Appendix B for the names of the subadvisers.) The following Series II portfolio is available under the contract:

       AIM V.I. International Growth Fund

   FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

   Fidelity Variable Insurance Products is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. and Fidelity Research & Analysis Company are the subadvisers for the fund. The following Service Class 2 portfolio is available under the contract:

       Equity-Income Portfolio

   FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

   Franklin Templeton Variable Insurance Products Trust consists of multiple series (Funds). Funds may be available in multiple classes: Class 1, Class 2, Class 3 and Class 4. The portfolio available in connection with your contract is Class 2 shares. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. (See Appendix B for the name of the subadviser.) The following portfolio is available under the contract:

       Templeton Foreign Securities Fund

   MET INVESTORS SERIES TRUST (CLASS B)

   Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. (Met Investors Advisory, LLC, the former investment manager of Met Investors Series Trust, merged into MetLife Advisers on May 1, 2009.) MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B portfolios are available under the contract:

       Clarion Global Real Estate Portfolio
       Lazard Mid Cap Portfolio
       Legg Mason Partners Aggressive Growth Portfolio
       Legg Mason Value Equity Portfolio
       Lord Abbett Bond Debenture Portfolio
       Lord Abbett Growth and Income Portfolio
       Lord Abbett Mid Cap Value Portfolio
       Met/AIM Small Cap Growth Portfolio
       MFS (Reg. TM) Emerging Markets Equity Portfolio
       MFS (Reg. TM) Research International Portfolio
       Oppenheimer Capital Appreciation Portfolio
       PIMCO Total Return Portfolio
       Pioneer Fund Portfolio*
       T. Rowe Price Mid Cap Growth Portfolio
       Third Avenue Small Cap Value Portfolio
       Van Kampen Comstock Portfolio
       Van Kampen Mid Cap Growth Portfolio

   *This portfolio is not available for investment prior to May 4, 2009.

   METROPOLITAN SERIES FUND, INC.

   Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

       Artio International Stock Portfolio (Class B) (formerly Julius Baer
         International Stock Portfolio)
       BlackRock Bond Income Portfolio (Class B)
       BlackRock Legacy Large Cap Growth Portfolio (Class A)*
       BlackRock Money Market Portfolio (Class B)
       BlackRock Strategic Value Portfolio (Class B)
       Davis Venture Value Portfolio (Class E)
       Jennison Growth Portfolio (Class B)
       Loomis Sayles Small Cap Growth Portfolio (Class B) (formerly Franklin
         Templeton Small Cap Growth Portfolio)
       MetLife Stock Index Portfolio (Class B)
       T. Rowe Price Large Cap Growth Portfolio (Class B)
       T. Rowe Price Small Cap Growth Portfolio (Class B)
       Western Asset Management Strategic Bond Opportunities Portfolio (Class B)

   *This portfolio is not available for investment prior to May 4, 2009.

   PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

   PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

       High Yield Portfolio
       Low Duration Portfolio
       StocksPLUS (Reg. TM) Growth and Income Portfolio+

   + This portfolio is scheduled to be liquidated on or about July 17, 2009.

   PUTNAM VARIABLE TRUST (CLASS IB)

   Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:

       Putnam VT Growth and Income Fund
       Putnam VT Vista Fund

   MET INVESTORS SERIES TRUST--METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

       MetLife Defensive Strategy Portfolio
       MetLife Moderate Strategy Portfolio
       MetLife Balanced Strategy Portfolio
       MetLife Growth Strategy Portfolio
       MetLife Aggressive Strategy Portfolio

   MET INVESTORS SERIES TRUST--AMERICAN FUNDS ASSET ALLOCATION PORTFOLIOS (CLASS C)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class C portfolios are also available under the contract:

       American Funds Moderate Allocation Portfolio
       American Funds Balanced Allocation Portfolio
       American Funds Growth Allocation Portfolio

   MET INVESTORS SERIES TRUST--SSGA ETF PORTFOLIOS (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

       SSgA Growth and Income ETF Portfolio
       SSgA Growth ETF Portfolio

In the "Market Timing" subsection in the "Transfers" section, replace the list of Monitored Portfolios with the following:

   the AIM V.I. International Growth Fund, Templeton Foreign Securities Fund, Clarion Global Real Estate Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(Reg. TM) Emerging Markets Equity Portfolio, MFS(Reg. TM) Research International Portfolio, Third Avenue Small Cap Value Portfolio, Artio International Stock Portfolio, BlackRock Strategic Value Portfolio, Loomis Sayles Small Cap Growth Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, and PIMCO VIT High Yield Portfolio

3. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, replace the text between the "Option 5. Payments for a Designated Period" paragraph and the "Guaranteed Minimum Income Benefit" heading with the following:

   We may require proof of age or sex of an annuitant before making any annuity payments under the contract that are measured by the annuitant's life. If the age or sex of the annuitant has been misstated, the amount payable will be the amount that the account value would have provided at the correct age or sex. Once annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.

   You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period annuity option (Option 5). You may not commute the fixed Payments for a Designated Period annuity option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving annuitant. Upon the death of the last surviving annuitant, the beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable annuity options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed annuity options, the calculation of the commuted value will be done using the then current annuity option rates.

   There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")

   Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.

   In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See

   "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

   In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

   VARIABLE ANNUITY PAYMENTS

   The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a business day no more than five
   (5) business days before the annuity date. The first variable annuity payment will be based upon the Adjusted Contract Value, the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

   The dollar amount of variable annuity payments after the first payment is determined as follows:

       . The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, and the number of annuity units will be adjusted for transfers to a fixed annuity option. Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.

       . The fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

       . The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

   ANNUITY UNIT. The initial annuity unit value for each investment portfolio of the Separate Account was set by us. The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor (see the Statement of Additional Information for a definition) for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.

   FIXED ANNUITY PAYMENTS

   The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the annuity date will be used to determine a fixed annuity payment. The annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made. You may not make a transfer from the fixed annuity option to the variable annuity option.

In the "Description of GMIB II" section, replace item (2) under the "Exercising the GMIB II Rider" heading with the following:

   (2) Joint and last survivor annuity with 10 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants, who are not spouses, is greater than 10 years.

4. LIVING BENEFITS

In the "LIVING BENEFITS" section, under "Guaranteed Withdrawal Benefit -- Description of the Enhanced Guaranteed Withdrawal Benefit" replace the "Required Minimum Distributions" paragraph with the following:

   REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to
   Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution program and elect annual withdrawals, AFTER THE FIRST CONTRACT YEAR, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amount is greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount may exceed your Annual

   Benefit Payment; if such withdrawals exceed your Annual Benefit Payment, the Annual Benefit Payment will be recalculated and may be reduced. YOU MUST BE ENROLLED ONLY IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO
            ----
   QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. YOU MAY NOT BE ENROLLED IN ANY OTHER SYSTEMATIC WITHDRAWAL PROGRAM. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, add the following to the end of the first paragraph of the "Upon Your Death" section:

   If the death benefit payable is an amount that exceeds the account value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the account value, in accordance with the current allocation of the account value. This death benefit amount remains in the investment portfolios until each of the other beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the investment portfolios on behalf of the remaining beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

6. FEDERAL INCOME TAX STATUS

In the "FEDERAL INCOME TAX STATUS" section, add the following after the third paragraph under the "Other Tax Issues" heading:

   Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first required minimum distribution payment by April 1, 2009. In contrast, if your first required minimum distribution would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 required minimum distribution is due by December 31, 2010. For after-death required minimum distributions, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This required minimum distribution waiver does not apply if you are receiving annuitized payments under your contract. The required minimum distribution rules are complex, so consult with your tax advisor before waiving your 2009 required minimum distribution payment.

7. OTHER INFORMATION

In the "OTHER INFORMATION" section, add the following to the end of the third paragraph under the "MetLife Investors" heading:

   With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

Add the following after the second paragraph under the "Requests and Elections" heading:

   A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your registered representative before submitting the form or request.

8. APPENDIX A

At the end of Appendix A, add the following to the end of the "Discontinued Investment Portfolios" section:

   Effective as of May 4, 2009, Metropolitan Series Fund, Inc.: Capital Guardian U.S. Equity Portfolio (Class B) merged into Met Investors Series
   Trust: Pioneer Fund Portfolio (Class B).

   Effective as of May 4, 2009, Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A) merged into Metropolitan Series Fund, Inc.:
   BlackRock Legacy Large Cap Growth Portfolio (Class A).

   Effective as of May 4, 2009, Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class E) (closed effective April 30, 2007) merged into Metropolitan Series Fund, Inc.: BlackRock Legacy Large Cap Growth Portfolio (Class E) and the Class E shares of BlackRock Legacy Large Cap Growth Portfolio were then exchanged for Class A shares of BlackRock Legacy Large Cap Growth Portfolio.

   Effective as of May 4, 2009, PIMCO Variable Insurance Trust: PIMCO Total Return Portfolio (Administrative Class) (closed effective November 22, 2004) was replaced with Met Investors Series Trust: PIMCO Total Return Portfolio (Class B).

9. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

               5 Park Plaza, Suite 1900  Telephone: 888-562-2027
               Irvine, CA 92614

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


AIM VARIABLE INSURANCE FUNDS (SERIES II SHARES)


AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series II portfolio is available under the contract:


AIM V.I. INTERNATIONAL GROWTH FUND


SUBADVISERS: Invesco Trimark Investment Management Inc.; Invesco Global Asset Management (N.A.), Inc.; Invesco Institutional (N.A.), Inc.; Invesco Senior Secured Management, Inc.; Invesco Hong Kong Limited; Invesco Asset Management Limited; Invesco Asset Management (Japan) Limited; Invesco Asset Management Deutschland, GmbH; and Invesco Australia Limited


INVESTMENT OBJECTIVE: The AIM V.I. International Growth Fund seeks long-term growth of capital.


FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)


Fidelity Variable Insurance Products is a variable insurance product fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. The following Service Class 2 portfolio is available under the contract:


EQUITY-INCOME PORTFOLIO



SUBADVISERS: FMR Co., Inc. and Fidelity Research & Analysis Company

INVESTMENT OBJECTIVE: The Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index (S&P 500 (Reg. TM)).



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)


Franklin Templeton Variable Insurance Products Trust currently consists of multiple series (Funds). Funds may be available in multiple classes: Class 1, Class 2, Class 3 and Class 4. The portfolio available in connection with your contract is Class 2 shares. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 2 portfolio is available under the contract:


TEMPLETON FOREIGN SECURITIES FUND


SUBADVISER: Franklin Templeton Investment Management Limited



INVESTMENT OBJECTIVE: The Templeton Foreign Securities Fund seeks long-term capital growth.



MET INVESTORS SERIES TRUST (CLASS B)


Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. (Met Investors Advisory, LLC, the former investment manager of Met Investors Series Trust, merged into MetLife Advisers, LLC on May 1, 2009.) Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B portfolios are available under the contract:


CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: ING Clarion Real Estate Securities L.P.



INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

LAZARD MID CAP PORTFOLIO



SUBADVISER: Lazard Asset Management LLC


INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.


LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO


SUBADVISER: ClearBridge Advisors, LLC


INVESTMENT OBJECTIVE: The Legg Mason Partners Aggressive Growth Portfolio seeks capital appreciation.


LEGG MASON VALUE EQUITY PORTFOLIO


SUBADVISER: Legg Mason Capital Management, Inc.


INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT GROWTH AND INCOME PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.



MET/AIM SMALL CAP GROWTH PORTFOLIO



SUBADVISER: Invesco Aim Capital Management, Inc.


INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.


MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO


SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.



PIONEER FUND PORTFOLIO*


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


*This portfolio is not available for investment prior to May 4, 2009.



T. ROWE PRICE MID CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term growth of capital.


THIRD AVENUE SMALL CAP VALUE PORTFOLIO


SUBADVISER: Third Avenue Management LLC


INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO


SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen


INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.


VAN KAMPEN MID CAP GROWTH PORTFOLIO


SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen


INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.



METROPOLITAN SERIES FUND, INC.


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. The following portfolios are available under the contract:


ARTIO INTERNATIONAL STOCK PORTFOLIO (CLASS B) (formerly Julius Baer International Stock Portfolio)


SUBADVISER: Artio Global Management, LLC (formerly Julius Baer Investment Management, LLC)


INVESTMENT OBJECTIVE: The Artio International Stock Portfolio seeks long-term growth of capital.


BLACKROCK BOND INCOME PORTFOLIO (CLASS B)



SUBADVISER: BlackRock Advisors, LLC



INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.


BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO (CLASS A)*



SUBADVISER: BlackRock Advisors, LLC



INVESTMENT OBJECTIVE: The BlackRock Legacy Large Cap Growth Portfolio seeks long-term growth of capital.


*This portfolio is not available for investment prior to May 4, 2009.

BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.

An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


BLACKROCK STRATEGIC VALUE PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Strategic Value Portfolio seeks a high total return, consisting principally of captial appreciation.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L. P. may delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

JENNISON GROWTH PORTFOLIO (CLASS B)



SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.



LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B) (formerly Franklin Templeton Small Cap Growth Portfolio)


SUBADVISER: Loomis, Sayles & Company, L.P. (formerly Franklin Advisers, Inc.)


INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.


METLIFE STOCK INDEX PORTFOLIO (CLASS B)



SUBADVISER: MetLife Investment Advisors Company, LLC


INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 (Reg. TM) Composite Stock Price Index.




T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO (CLASS B)



SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Growth Portfolio seeks long-term growth of capital and, secondarily, dividend income.



T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO (CLASS B)



SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Small Cap Growth Portfolio seeks long-term capital growth.


WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (CLASS B)



SUBADVISER: Western Asset Management Company


INVESTMENT OBJECTIVE: The Western Asset Management Strategic Bond Opportunities Portfolio seeks to maximize total return consistent with preservation of capital.


PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)


PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:


HIGH YIELD PORTFOLIO


INVESTMENT OBJECTIVE: The High Yield Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.


LOW DURATION PORTFOLIO


INVESTMENT OBJECTIVE: The Low Duration Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.



STOCKSPLUS (Reg. TM) GROWTH AND INCOME PORTFOLIO+



INVESTMENT OBJECTIVE: The StocksPLUS (Reg. TM) Growth and Income Portfolio seeks a total return which exceeds that of the S&P 500.



+ This portfolio is scheduled to be liquidated on or about July 17, 2009.



PUTNAM VARIABLE TRUST (CLASS IB)


Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:


PUTNAM VT GROWTH AND INCOME FUND


INVESTMENT OBJECTIVE: The Fund seeks capital growth and current income.


PUTNAM VT VISTA FUND


INVESTMENT OBJECTIVE: The Fund seeks capital appreciation.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)


In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.



METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.


MET INVESTORS SERIES TRUST - AMERICAN FUNDS ASSET ALLOCATION PORTFOLIOS (CLASS
C)


In addition to the Met Investors Series Trust portfolios listed above, the following Class C portfolios managed by MetLife Advisers, LLC are also available under the contract:


AMERICAN FUNDS MODERATE ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds Moderate Allocation Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


AMERICAN FUNDS BALANCED ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds Balanced Allocation Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


AMERICAN FUNDS GROWTH ALLOCATION PORTFOLIO


INVESTMENT OBJECTIVE: The American Funds Growth Allocation Portfolio seeks growth of capital.


MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are also available under the contract:


SSGA GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
                                   CLASS AA
                               NAVIGATOR-SELECT
                                 CUSTOM-SELECT

                   FIRST METLIFE INVESTORS INSURANCE COMPANY
             FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
                                   CLASS AA

                       SUPPLEMENT DATED AUGUST 13, 2008
 TO THE PROSPECTUSES DATED APRIL 28, 2008, NOVEMBER 9, 2006 (AS SUPPLEMENTED),
                       AND MAY 1, 2002 (AS SUPPLEMENTED)

   This supplement revises information contained in the prospectuses for the variable annuity contracts listed above issued by MetLife Investors Insurance Company and First MetLife Investors Insurance Company (each referred to as the "Company"). This supplement should be read and kept together with your contract prospectus for future reference.

   Gallatin Asset Management, Inc. ("Gallatin") recently resigned from being the subadviser to five asset allocation portfolios that are investment options under your contract. Effective as of the close of business on August 7, 2008, Gallatin ceased to be the subadviser of the Strategic Growth and Income Portfolio, the Strategic Conservative Growth Portfolio and the Strategic Growth Portfolio (the "Strategic Portfolios"). Effective as of September 2, 2008, Gallatin resigned as the subadviser to the Cyclical Growth and Income ETF Portfolio and Cyclical Growth ETF Portfolio (the "ETF Portfolios"). The Strategic Portfolios and ETF Portfolios are portfolios of the Met Investors Series Trust (the "Trust").

I. THE STRATEGIC PORTFOLIOS

   Effective on August 7, 2008, Met Investors Advisory, LLC (the "Manager"), the portfolios' Manager, assumed responsibility for the day-to-day management of the Strategic Portfolios. In connection with this change, the Manager has agreed to reduce the management fee it charges to each Strategic Portfolio. Accordingly, the following information replaces the corresponding information in the "Investment Portfolio and Expenses" table in the "FEE TABLES AND EXAMPLES" section of your prospectus.

                                                                                 NET TOTAL ANNUAL
                                                 ACQUIRED   TOTAL   CONTRACTUAL PORTFOLIO EXPENSES
                                 12B-1             FUND    ANNUAL     EXPENSE   INCLUDING EXPENSES
                     MANAGEMENT SERVICE  OTHER   FEES AND PORTFOLIO SUBSIDY OR    OF UNDERLYING
UNDERLYING FUND         FEES     FEES   EXPENSES EXPENSES EXPENSES   DEFERRAL       PORTFOLIOS
---------------      ---------- ------- -------- -------- --------- ----------- ------------------
MET INVESTORS
  SERIES TRUST
  -- CLASS B
   Strategic Growth
     and Income
     Portfolio*.....    0.10%**  0.25%    0.05%    0.78%    1.23%      0.00%           1.18%
   Strategic
     Conservative
     Growth
     Portfolio*.....    0.10%**  0.25%    0.05%    0.74%    1.19%      0.00%           1.14%
   Strategic Growth
     Portfolio*.....    0.10%**  0.25%    0.09%    0.68%    1.17%      0.04%           1.08%

* The Portfolio is a "fund of funds" that invests substantially all of its assets in other portfolios of the Met Investors Series Trust and the Metropolitan Series Fund, Inc. Because the Portfolio invests in other underlying portfolios, the Portfolio will bear its pro rata portion of the operating expenses of the underlying portfolios in which it invests, including the management fee.

** The Management Fee has been restated to reflect an amended management fee agreement that became effective as of August 7, 2008.

   As a result of the above changes, all references to the "Gallatin Asset Allocation Portfolios" or "Gallatin Asset Allocation Program" in your prospectus are replaced with "Strategic Asset Allocation Portfolios". Similarly, all references in your prospectus to "Gallatin Asset Management, Inc." and "Gallatin", to the extent such references relate to the Strategic Portfolios, are replaced with "Met Investors Advisory, LLC".

   Subject to shareholder approval, each Strategic Portfolio is expected to be reorganized into a portfolio of the MetLife Asset Allocation Program. The reorganization is expected to occur as of approximately November 10, 2008. On August 6, 2008, the Board of Trustees of the Trust approved proposals to reorganize the Strategic Portfolios into the following successor portfolios of the Trust.

Strategic Portfolio                                    Successor Portfolio
-------------------                                    -------------------
Strategic Growth and Income Portfolio    (right arrow) MetLife Balanced Strategy Portfolio
Strategic Conservative Growth Portfolio  (right arrow) MetLife Growth Strategy Portfolio
Strategic Growth Portfolio               (right arrow) MetLife Aggressive Strategy Portfolio

   The Successor Portfolios have investment objectives, strategies and risks similar to the corresponding Strategic Portfolio.

II. THE ETF PORTFOLIOS

   Effective September 2, 2008, SSgA Funds Management, Inc. ("SSgA FM") will replace Gallatin as the subadviser to the ETF Portfolios. In connection with the change of subadviser to SSgA, the Cyclical Growth and Income ETF Portfolio and Cyclical Growth ETF Portfolio will be renamed the SSgA Growth and Income ETF Portfolio and SSgA Growth ETF Portfolio, respectively.

   Effective on or before September 30, 2008, the Manager has agreed to reduce the management fee it charges to the ETF Portfolios. Accordingly, the following information replaces the corresponding information in the "Investment Portfolio and Expenses" table in the "FEE TABLES AND EXAMPLES" section of your prospectus.

                                                 ACQUIRED   TOTAL   CONTRACTUAL
                                 12B-1             FUND    ANNUAL     EXPENSE      NET TOTAL
                     MANAGEMENT SERVICE  OTHER   FEES AND PORTFOLIO SUBSIDY OR  ANNUAL PORTFOLIO
UNDERLYING FUND         FEES     FEES   EXPENSES EXPENSES EXPENSES   DEFERRAL       EXPENSES
---------------      ---------- ------- -------- -------- --------- ----------- ----------------
MET INVESTORS
  SERIES TRUST
  -- CLASS B
   SSgA Growth and
     Income ETF
     Portfolio*.....    0.33%**  0.25%    0.09%    0.23%    0.90%       --            0.90%
   SSgA Growth ETF
     Portfolio*.....    0.33%**  0.25%    0.08%    0.24%    0.90%       --            0.90%

* The Portfolio primarily invests its assets in other investment companies known as exchange-traded funds ("underlying ETFs"). As an investor in an ETF or other investment company, the Portfolio also will bear its pro-rata portion of the operating expenses of that Underlying ETF or other investment company, including the management fee.

** The Management Fee has been restated to reflect an amended management fee agreement that became effective as of September 2, 2008.

   In conjunction with the above changes, all references to the "Cyclical Growth and Income ETF Portfolio" and "Cyclical Growth ETF Portfolio" in your prospectus are replaced with "SSgA Growth and Income ETF Portfolio" and "SSgA Growth ETF Portfolio," respectively. In addition, all references in your prospectus to "Gallatin Asset Management, Inc." and "Gallatin", to the extent such references relate to the subadviser to the ETF Portfolios, are replaced with "SSgA Funds Management, Inc." and "SSgA FM," respectively.

III. OTHER INFORMATION

   For the prospectuses dated April 28, 2008 and November 9, 2006, the last two paragraphs in the "OTHER INFORMATION--Compensation Paid to all Selling Firms" section of the prospectus are deleted. For the prospectus dated May 1, 2002 as supplemented, the paragraph in the "OTHER INFORMATION - Distribution" section of the prospectus that was added via a supplement dated November 13, 2006 is deleted.

                                *      *      *

   Please note that our forms and communications with you may continue temporarily to refer to the former portfolio name or subadviser until we are able to revise such documents.

   You should consult the supplements to the prospectuses of the Strategic Portfolios and the ETF Portfolios for additional information regarding the changes described above.

   Please contact your registered representative if you have any questions.

   THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 28, 2008
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class AA variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (888) 562-2027 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

    Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit -- Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

2. PURCHASE

In the "PURCHASE" section, replace the second-to-last sentence in the third paragraph under the "Allocation of Purchase Payments" heading with the following:

    If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), we must have your request to allocate future purchase payments to more than 18 investment portfolios on record before we can apply your subsequent purchase payment to your chosen allocation.

3. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

    CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

    Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

    We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which

                                                                 SUPP-AC5AA0408
    are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples -- Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

    Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples -- Investment Portfolio Expenses" and "Other Information -- Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

    We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend and may benefit accordingly from the allocation of account value to such investment portfolios.

    WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

Replace the sections titled "AIM Variable Insurance Funds (Series II)" through "Met Investors Series Trust -- Gallatin Asset Allocation Portfolios (Class B)" with the following:

    AIM VARIABLE INSURANCE FUNDS (SERIES II)

    AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series II portfolio is available under the contract:

        AIM V.I. International Growth Fund

    FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

    Fidelity Variable Insurance Products is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolio is available under the contract:

        Equity-Income Portfolio

    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

    Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3.

    The portfolio available in connection with your contract is Class 2 shares. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 2 portfolio is available under the contract:

        Templeton Foreign Securities Fund

    MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

    Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

        Clarion Global Real Estate Portfolio (formerly Neuberger Berman Real Estate Portfolio)
        Cyclical Growth and Income ETF Portfolio
        Cyclical Growth ETF Portfolio
        Lazard Mid Cap Portfolio
        Legg Mason Partners Aggressive Growth Portfolio
        Legg Mason Value Equity Portfolio
        Lord Abbett Bond Debenture Portfolio
        Lord Abbett Growth and Income Portfolio
        Lord Abbett Mid Cap Value Portfolio
        Met/AIM Capital Appreciation Portfolio (Class A)
        Met/AIM Small Cap Growth Portfolio
        MFS(R) Emerging Markets Equity Portfolio
        MFS(R) Research International Portfolio
        Oppenheimer Capital Appreciation Portfolio
        PIMCO Total Return Portfolio
        T. Rowe Price Mid Cap Growth Portfolio
        Third Avenue Small Cap Value Portfolio
        Van Kampen Comstock Portfolio
        Van Kampen Mid Cap Growth Portfolio

    METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

    Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class E portfolios are available under the contract:

        BlackRock Bond Income Portfolio
        BlackRock Money Market Portfolio
        BlackRock Strategic Value Portfolio
        Capital Guardian U.S. Equity Portfolio
        Davis Venture Value Portfolio (Class E)
        Franklin Templeton Small Cap Growth Portfolio
        Jennison Growth Portfolio
        Julius Baer International Stock Portfolio (formerly FI International Stock Portfolio)
        MetLife Stock Index Portfolio
        T. Rowe Price Large Cap Growth Portfolio
        T. Rowe Price Small Cap Growth Portfolio
        Western Asset Management Strategic Bond Opportunities Portfolio

    PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

    PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

        High Yield Portfolio
        Low Duration Portfolio
        StocksPLUS(R) Growth and Income Portfolio

    PUTNAM VARIABLE TRUST (CLASS IB)

    Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:

        Putnam VT Growth and Income Fund
        Putnam VT Vista Fund

    MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

    In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

        MetLife Defensive Strategy Portfolio
        MetLife Moderate Strategy Portfolio

    MET INVESTORS SERIES TRUST -- GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

    In addition to the portfolios listed above under Met Investors Series Trust and Met Investors Series Trust -- MetLife Asset Allocation Program, the following Class B portfolios are also available under the contract:

        Strategic Growth and Income Portfolio
        Strategic Conservative Growth Portfolio
        Strategic Growth Portfolio

In the "Market Timing" subsection of the "Transfers" section, replace the list of Monitored Portfolios with the following:

    the AIM V.I. International Growth Fund, Templeton Foreign Securities Fund, Clarion Global Real Estate Portfolio, Lord Abbett Bond Debenture Portfolio, Met/AIM Small Cap Growth Portfolio, MFS(R) Emerging Markets Equity Portfolio, MFS(R) Research International Portfolio, Third Avenue Small Cap Value Portfolio, BlackRock Strategic Value Portfolio, Franklin Templeton Small Cap Growth Portfolio, Julius Baer International Stock Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, and PIMCO VIT High Yield Portfolio

4. EXPENSES

In the "EXPENSES" section, add the following in the "Withdrawal Charge" section, immediately above the "Free Withdrawal Amount" heading:

    A withdrawal charge will be assessed if prior purchase payments are withdrawn pursuant to a request to divide the assets of a contract due to divorce.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, replace the "Spousal Continuation" section with the following:

    SPOUSAL CONTINUATION

    If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. The terms and conditions of the contract that applied prior to the owner's death will continue to apply, with certain exceptions described in the contract.

    For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.

    Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").

6. OTHER INFORMATION

In the "OTHER INFORMATION" section, replace the first sentence under the "Distributor" heading with the following:

    We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

At the end of the first paragraph under the "Requests and Elections" heading, add the following:

    If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your contract.

7. APPENDIX A

At the end of APPENDIX A, replace the first paragraph under the "Discontinued Investment Portfolios" heading with the following:

    DISCONTINUED INVESTMENT PORTFOLIOS. The following investment options are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Goldman Sachs Variable Insurance
    Trust: Goldman Sachs Global Income Fund and Goldman Sachs Internet Tollkeeper Fund (closed effective April 25, 2002); (b) Scudder Variable Series II: Scudder Government & Agency Securities Portfolio and Scudder Small Cap Growth Portfolio (closed effective May 1, 2002); (c) Met Investors Series Trust: Lord Abbett Bond Debenture Portfolio (Class A) (closed effective May 1, 2004), Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1, 2004), Lord Abbett Mid Cap Value Portfolio (Class A) (closed effective May 1, 2004), MFS(R) Research International Portfolio (Class A) (closed effective May 1, 2004), T. Rowe Price Mid Cap Growth Portfolio (Class A) (closed effective May 1, 2004), Third Avenue Small Cap Value Portfolio (Class A) (closed effective May 1,
    2005), and Met/AIM Capital Appreciation Portfolio (Class E) (closed effective April 30, 2007); (d) PIMCO Variable Insurance Trust (Administrative Class): PIMCO VIT Total Return Portfolio (closed effective November 22, 2004); (e) AIM Variable Insurance Funds (Series II Shares):
    AIM V.I. Capital Appreciation Fund (closed effective May 1, 2006); (f) AIM Variable Insurance Funds (Series I Shares): AIM V.I. Capital Appreciation Fund (closed effective November 13, 2006); (g) Metropolitan Series Fund,
    Inc.: T. Rowe Price Small Cap Growth Portfolio (Class A) (closed effective April 30, 2007).

    The following investment option is only available to contracts issued before May 1, 2002 for allocations of new purchase payments or transfers of account value: AIM Variable Insurance Funds: AIM V.I. International Growth Fund (Series I).

Before the last paragraph in the "Discontinued Investment Portfolios" section, add the following:

    Effective as of April 28, 2008, the Templeton Developing Markets Securities Fund (Class 2) of the Franklin Templeton Variable Insurance Products Trust was replaced with the MFS(R) Emerging Markets Equity Portfolio (Class B) of the Met Investors Series Trust.

8. APPENDIX B

Replace Appendix B with the following:

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AIM VARIABLE INSURANCE FUNDS (SERIES II SHARES)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. Invesco Aim Advisors, Inc. is the investment adviser to each portfolio. The following Series II portfolio is available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: The AIM V.I. International Growth Fund seeks long-term growth of capital.

FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolio is available under the contract:

EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation. The fund's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index (S&P 500(R)).

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. The portfolio available in connection with your contract is Class 2 shares. Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 2 portfolio is available under the contract:

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: The Templeton Foreign Securities Fund seeks long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:

CLARION GLOBAL REAL ESTATE PORTFOLIO (formerly Neuberger Berman Real Estate Portfolio)

SUBADVISER: ING Clarion Real Estate Securities L.P. (formerly Neuberger Berman Management, Inc.)

INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Cyclical Growth and Income ETF Portfolio seeks growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Cyclical Growth ETF Portfolio seeks growth of capital.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO

SUBADVISER: ClearBridge Advisors, LLC

INVESTMENT OBJECTIVE: The Legg Mason Partners Aggressive Growth Portfolio seeks capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/AIM CAPITAL APPRECIATION PORTFOLIO (CLASS A)

SUBADVISER: Invesco Aim Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Capital Appreciation Portfolio seeks capital appreciation.

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Invesco Aim Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

T. ROWE PRICE MID CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.


VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or, as noted, Class E portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

BLACKROCK STRATEGIC VALUE PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Strategic Value Portfolio seeks a high total return, consisting principally of capital appreciation.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L. P. may delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

JULIUS BAER INTERNATIONAL STOCK PORTFOLIO (formerly FI International Stock Portfolio)

SUBADVISER: Julius Baer Investment Management, LLC (formerly Fidelity Management & Research Company)

INVESTMENT OBJECTIVE: The Julius Baer International Stock Portfolio seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: MetLife Investment Advisors Company, LLC

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500(R) Composite Stock Price Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Growth Portfolio seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Small Cap Growth Portfolio seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: The Western Asset Management Strategic Bond Opportunities Portfolio seeks to maximize total return consistent with preservation of capital.

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

HIGH YIELD PORTFOLIO

INVESTMENT OBJECTIVE: The High Yield Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

LOW DURATION PORTFOLIO

INVESTMENT OBJECTIVE: The Low Duration Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.

STOCKSPLUS(R) GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The StocksPLUS(R) Growth and Income Portfolio seeks a total return which exceeds that of the S&P 500.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:

PUTNAM VT GROWTH AND INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks capital growth and current income.

PUTNAM VT VISTA FUND

INVESTMENT OBJECTIVE: The Fund seeks capital appreciation.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by Met Investors Advisory, LLC are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

MET INVESTORS SERIES TRUST -- GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the Met Investors Series Trust portfolios and Met Investors Series Trust -- MetLife Asset Allocation Program Portfolios listed above, the following Class B portfolios are also available under the contract:

STRATEGIC GROWTH AND INCOME PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Strategic Growth and Income Portfolio seeks both growth of capital and income where growth of capital takes precedence over income.

STRATEGIC CONSERVATIVE GROWTH PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Strategic Conservative Growth Portfolio primarily seeks growth of capital with a level of risk expected to be less than that of an investor fully invested in stocks.

STRATEGIC GROWTH PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Strategic Growth Portfolio seeks growth of capital.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900     Telephone: 888-562-2027
             Irvine, CA 92614

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       SUPPLEMENT DATED OCTOBER 19, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement describes a change to federal tax regulations that affects certain qualified contracts issued as Tax Sheltered Annuities under section 403(b) of the Internal Revenue Code. This supplement provides information in addition to that contained in the prospectuses dated November 9, 2006 (as supplemented) for the Class A, B, AA, C, L, L-4 Year, VA, and XC products issued by MetLife Investors Insurance Company.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900              (800) 343-8496
             Irvine, CA 92614

                                                                 SUPP-403BACCT5

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 30, 2007
                                      TO
              PROSPECTUS DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class AA contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (888) 562-2027 to request a free copy.

1. MET/AIM CAPITAL APPRECIATION PORTFOLIO (CLASS E)

After the close of business on April 27, 2007, we substituted the Met/AIM Capital Appreciation Portfolio (Class E) of Met Investors Series Trust for the AIM V.I. Capital Appreciation Fund (Series II) of AIM Variable Insurance Funds. The Met/AIM Capital Appreciation Portfolio (Class E) has been added to the contract solely to receive account values transferred from the AIM V.I. Capital Appreciation Fund (Series II) pursuant to the substitution. The Met/AIM Capital Appreciation Portfolio (Class E) is closed for new allocations of purchase payments and transfers of account value (except for existing rebalancing and dollar cost averaging programs). The information provided is for the year ended October 31, 2006./(1)/

Met/AIM Capital Appreciation Portfolio (Class E) of Met Investors Series Trust

a. Subadviser: AIM Capital Management, Inc.

b. Investment Objective: The Met/AIM Capital Appreciation Portfolio seeks capital appreciation.

c. Investment Portfolio Expenses (as a percentage of average daily net assets)/(2)/

                Management Fee/(3)/:..................... 0.77%
                12b-1/Service Fee:....................... 0.15%
                Other Expenses/(4)/:..................... 0.09%
                                                          ----
                Total Annual Portfolio Expenses:......... 1.01%
                Contractual Expense Subsidy or Deferral:. 0.00%
                                                          ----
                Net Total Annual Portfolio Expenses:..... 1.01%

--------------------------------------------------------------------------------
(1)The investment portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the investment portfolio's last fiscal year ended October 31, 2006.

(2)This is a new share class for this investment portfolio. Operating expenses are estimated based on the expenses of Class A shares of the investment portfolio.

(3)The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

(4)Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year. Other Expenses have also been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the investment portfolio for the entire fiscal year.

2. T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO (CLASS A)

After the close of business on April 27, 2007, we substituted the T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc. for the DWS Small Cap Growth VIP (Class A) of DWS Variable Series II. The T. Rowe Price Small Cap Growth Portfolio (Class A) has been added to the contract solely to receive account values transferred from the DWS Small Cap Growth VIP (Class A) pursuant to the substitution. The T. Rowe Price Small Cap Growth Portfolio

                                                                SUPP-0407ACC5AA

(Class A) is closed for new allocations of purchase payments and transfers of account value (except for existing rebalancing and dollar cost averaging programs). The information provided is for the year ended December 31, 2006.

T. Rowe Price Small Cap Growth Portfolio (Class A) of the Metropolitan Series Fund, Inc.

a. Subadviser: T. Rowe Price Associates, Inc.

b. Investment Objective: The T. Rowe Price Small Cap Growth Portfolio seeks long-term capital growth.

c. Investment Portfolio Expenses (as a percentage of average daily net assets)

                Management Fee:.......................... 0.51%
                12b-1/Service Fee:....................... 0.00%
                Other Expenses/(1)/:..................... 0.07%
                                                          ----
                Total Annual Portfolio Expenses:......... 0.58%
                Contractual Expense Subsidy or Deferral:. 0.00%
                                                          ----
                Net Total Annual Portfolio Expenses:..... 0.58%

--------------------------------------------------------------------------------
(1)Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.

3. THE ANNUITY CONTRACT

In the "FEE TABLES AND EXAMPLES" section of the prospectus, under the heading "Separate Account Annual Expenses," replace the ** footnote with the following:

   ** We are waiving the following amounts of the Mortality and Expense Charge: an amount equal to the underlying fund expenses that are in excess of 0.91% for the subaccount investing in the Met/AIM Capital Appreciation Portfolio (Class A); an amount equal to the underlying fund expenses that are in excess of 1.16% for the subaccount investing in the Met/AIM Capital Appreciation Portfolio (Class E); and an amount equal to the underlying fund expenses that are in excess of 0.92% for the subaccount investing in the T. Rowe Price Large Cap Growth Portfolio (Class B).

4. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, replace the paragraph immediately above the "Market Timing" heading with the following:

   As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information -- Ownership."

5. PURCHASE

In the "Purchase Payments" section of the "PURCHASE" section of the prospectus, add the following after the last bullet item:

  . We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")
  . We will not accept purchase payments made with cash, money orders, or travelers checks.

6. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section of the prospectus, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

   Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms.

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

In the "Met Investors Series Trust (Class B or Class A, as noted)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the list of portfolios with the following:

 Met/AIM Capital Appreciation Portfolio (Class A)
 Met/AIM Small Cap Growth Portfolio
 Cyclical Growth and Income ETF Portfolio

 Cyclical Growth ETF Portfolio
 Lazard Mid-Cap Portfolio
 Legg Mason Partners Aggressive Growth Portfolio (formerly Legg Mason
   Aggressive Growth Portfolio)
 Legg Mason Value Equity Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 MFS(R) Research International Portfolio
 Neuberger Berman Real Estate Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 T. Rowe Price Mid-Cap Growth Portfolio
 Third Avenue Small Cap Value Portfolio
 Van Kampen Comstock Portfolio
 Van Kampen Mid-Cap Growth Portfolio (formerly Lord Abbett Growth Opportunities
   Portfolio)

In the "Transfers - General" section of the "INVESTMENT OPTIONS" section of the prospectus, add the following to the end of the fourth bullet item:

   Currently we are not imposing these restrictions on transfers out of the fixed account, but we have the right to reimpose them at any time.

In the "Transfers - Market Timing" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the third-to-last and second-to-last paragraphs with the following:

   The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

   In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.

In the "Dollar Cost Averaging - Enhanced Dollar Cost Program (EDCA)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the second-to-last paragraph with the following:

   The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a business day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the investment portfolios on the next business day. EDCA interest will not be credited on the transfer amount between the selected day and the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

7. ACCESS TO YOUR MONEY

In the "ACCESS TO YOUR MONEY" section of the prospectus, replace the paragraph above the "How to withdraw all or part of your account value" bullet items with the following:

   We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect. We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (i.e., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

8. APPENDIX A - DISCONTINUED INVESTMENT PORTFOLIOS

In the "Discontinued Investment Portfolios" section of Appendix A, replace section (c) of the first paragraph with the following:

   (c) Met Investors Series Trust: Lord Abbett Growth and Income Portfolio (Class A) and for contracts issued prior to May 1, 2002, Lord Abbett Bond Debenture Portfolio (Class A) (closed effective May 1, 2004) and for contracts issued prior to May 1, 2003, Lord Abbett Mid-Cap Value Portfolio (Class A), MFS(R) Research International Portfolio (Class A); T. Rowe Price Mid-Cap Growth Portfolio (Class A) (closed effective May 1, 2004); Third Avenue Small Cap Value Portfolio (Class A) (closed effective May 1, 2005); and Met/AIM Capital Appreciation Portfolio (Class E) (closed effective April 30, 2007);

In the same "Discontinued Investment Portfolios" section, add the following at the end of the first paragraph:

   (g) Metropolitan Series Fund, Inc.: T. Rowe Price Small Cap Growth Portfolio (Class A) (closed effective April 30, 2007).

In the same "Discontinued Investment Portfolios" section, add the following before the last paragraph:

   Effective as of April 30, 2007, the Met/Putnam Capital Opportunities Portfolio (Class B) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class B) of the Met Investors Series Trust.

   Effective as of April 30, 2007, (a) AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series I Shares) (closed effective November 13,
   2006) was replaced with Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A); (b) AIM Variable Insurance Funds: AIM V.I. Capital Appreciation Fund (Series II Shares) (closed effective May 1, 2006) was replaced with Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class E); (c) DWS Variable Series II: DWS Small Cap Growth Portfolio (Class A) (closed effective May 1, 2002) was replaced with Metropolitan Series Fund, Inc.: T. Rowe Price Small Cap Growth Portfolio (Class A); and (d) MFS(R) Variable Insurance Trust: MFS(R) Investors Trust Series (Service Class) was replaced with Metropolitan Series Fund, Inc.:
   Capital Guardian U.S. Equity Portfolio (Class B).

9. APPENDIX B - PARTICIPATING INVESTMENT PORTFOLIOS

Replace APPENDIX B with the following:

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AIM VARIABLE INSURANCE FUNDS (SERIES II SHARES)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following Series II portfolios are available under the contract:

AIM V.I. INTERNATIONAL GROWTH FUND

INVESTMENT OBJECTIVE: The Fund's investment objective is to provide long-term growth of capital.

FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolios are available under the contract:

VIP EQUITY-INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. The portfolios available in connection with your contract are Class 2 shares. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund and Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 2 portfolios are available under the contract:

TEMPLETON DEVELOPING MARKETS SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital appreciation. Under normal market conditions, the Fund will invest at least 80% of its net assets in emerging market investments. Emerging market investments generally include equity securities that trade in emerging markets or are issued by companies that derive significant revenue from goods, services, or sales produced, or have their principal activities or significant assets in emerging market countries.

TEMPLETON FOREIGN SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:

MET/AIM CAPITAL APPRECIATION PORTFOLIO (CLASS A)

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Capital Appreciation Portfolio seeks capital appreciation.

MET/AIM SMALL CAP GROWTH PORTFOLIO

SUBADVISER: AIM Capital Management, Inc.

INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.

CYCLICAL GROWTH AND INCOME ETF PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Cyclical Growth and Income ETF Portfolio seeks growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Cyclical Growth ETF Portfolio seeks growth of capital.

LAZARD MID-CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid-Cap Portfolio seeks long-term growth of capital.

LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO (formerly Legg Mason Aggressive Growth Portfolio)

SUBADVISER: ClearBridge Advisors, LLC (formerly Janus Capital Management LLC)

INVESTMENT OBJECTIVE: The Legg Mason Partners Aggressive Growth Portfolio seeks capital appreciation.

LEGG MASON VALUE EQUITY PORTFOLIO

SUBADVISER: Legg Mason Capital Management, Inc.

INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

NEUBERGER BERMAN REAL ESTATE PORTFOLIO

SUBADVISER: Neuberger Berman Management, Inc.

INVESTMENT OBJECTIVE: The Neuberger Berman Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO

SUBADVISER: Third Avenue Management LLC

INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)

SUBADVISER: Morgan Stanley Investment Management, Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of

MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio. During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

BLACKROCK STRATEGIC VALUE PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Strategic Value Portfolio seeks a high total return, consisting principally of captial appreciation.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L. P. may delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

FI INTERNATIONAL STOCK PORTFOLIO

SUBADVISER: Fidelity Management & Research Company

INVESTMENT OBJECTIVE: The FI International Stock Portfolio seeks long-term growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.

JENNISON GROWTH PORTFOLIO

SUBADVISER: Jennison Associates LLC

INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.

METLIFE STOCK INDEX PORTFOLIO

SUBADVISER: MetLife Investment Advisors Company, LLC

INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.

T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Growth Portfolio seeks long-term growth of capital and, secondarily, dividend income.

T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO

SUBADVISER: T. Rowe Price Associates, Inc.

INVESTMENT OBJECTIVE: The T. Rowe Price Small Cap Growth Portfolio seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO

SUBADVISER: Western Asset Management Company

INVESTMENT OBJECTIVE: The Western Asset Management Strategic Bond Opportunities Portfolio seeks to maximize total return consistent with preservation of capital.

PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:

PIMCO VIT HIGH YIELD PORTFOLIO

INVESTMENT OBJECTIVE: The High Yield Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The High Yield Portfolio invests at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least Caa by Moody's or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality subject to a maximum of 5% of its total assets in securities rated Caa by Moody's or CCC by S&P, or if unrated, determined by PIMCO to be of comparable quality.

PIMCO VIT LOW DURATION PORTFOLIO

INVESTMENT OBJECTIVE: The Low Duration Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The Low Duration Portfolio invests under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.

PIMCO VIT STOCKSPLUS(R) GROWTH AND INCOME PORTFOLIO

INVESTMENT OBJECTIVE: The StocksPLUS(R) Growth and Income Portfolio seeks to achieve a total return which exceeds the total return performance of the S&P
500. The StocksPLUS(R) Growth and Income Portfolio invests in common stocks, options, futures, options on futures and swaps. Under normal market conditions, the Portfolio invests substantially all of its assets in S&P 500 derivatives, backed by a portfolio of fixed income instruments.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:

PUTNAM VT GROWTH AND INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks capital growth and current income.

PUTNAM VT VISTA FUND

INVESTMENT OBJECTIVE: The Fund seeks capital appreciation.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

MET INVESTORS SERIES TRUST -- GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the Met Investors Series Trust portfolios and Met Investors Series Trust -- MetLife Asset Allocation Program Portfolios listed above, the following Class B portfolios are also available under the contract:

STRATEGIC GROWTH AND INCOME PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Strategic Growth and Income Portfolio seeks both growth of capital and income where growth of capital takes precedence over income.

STRATEGIC CONSERVATIVE GROWTH PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Strategic Conservative Growth Portfolio seeks primarily growth of capital with a level of risk expected to be less than that of an investor fully invested in stocks.

STRATEGIC GROWTH PORTFOLIO

SUBADVISER: Gallatin Asset Management, Inc.

INVESTMENT OBJECTIVE: The Strategic Growth Portfolio seeks growth of capital.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                                         (888) 562-2027
Irvine, CA 92614

                                                  THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                            METLIFE INVESTORS INSURANCE COMPANY



                                                                             AND



                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE



                                                                        CLASS AA



                                                                NOVEMBER 9, 2006



This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.



                               The annuity contract has 45 investment choices -

a fixed account that offers an interest rate guaranteed by us, and 44 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.

AIM VARIABLE INSURANCE FUNDS

(SERIES II):

     AIM V.I. International Growth Fund



FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2):

     VIP Equity-Income Portfolio



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2):

     Templeton Developing Markets Securities Fund

     Templeton Foreign Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED):

     Met/AIM Capital Appreciation Portfolio (Class A)

     Met/AIM Small Cap Growth Portfolio

     Cyclical Growth and Income ETF Portfolio

     Cyclical Growth ETF Portfolio

     Legg Mason Aggressive Growth Portfolio

         (formerly Janus Aggressive Growth Portfolio)

     Legg Mason Value Equity Portfolio

     Lord Abbett Bond Debenture Portfolio

     Lord Abbett Growth and Income Portfolio

     Lord Abbett Mid-Cap Value Portfolio

     MFS (Reg. TM) Research International Portfolio

     Neuberger Berman Real Estate Portfolio

     Oppenheimer Capital Appreciation Portfolio

     PIMCO Total Return Portfolio

     Met/Putnam Capital Opportunities Portfolio

     T. Rowe Price Mid-Cap Growth Portfolio

     Third Avenue Small Cap Value Portfolio

     Van Kampen Comstock Portfolio

     Van Kampen Mid-Cap Growth Portfolio

         (formerly Lord Abbett Growth Opportunities Portfolio)



METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):

     BlackRock Bond Income Portfolio

     BlackRock Money Market Portfolio

     BlackRock Strategic Value Portfolio

     Capital Guardian U.S. Equity Portfolio

     Davis Venture Value Portfolio (Class E)

     FI International Stock Portfolio

     Franklin Templeton Small Cap Growth Portfolio

     Jennison Growth Portfolio

     MetLife Stock Index Portfolio

     T. Rowe Price Large Cap Growth Portfolio

     T. Rowe Price Small Cap Growth Portfolio

     Western Asset Management Strategic Bond Opportunities Portfolio

         (formerly, Salomon Brothers Strategic Bond Opportunities Portfolio)



PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS):

     PIMCO VIT High Yield Portfolio

     PIMCO VIT Low Duration Portfolio

     PIMCO VIT StocksPLUS Growth and Income Portfolio



PUTNAM VARIABLE TRUST (CLASS IB):

     Putnam VT Growth and Income Fund

     Putnam VT Vista Fund

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):

     MetLife Defensive Strategy Portfolio*

     MetLife Moderate Strategy Portfolio*



MET INVESTORS SERIES TRUST - GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B):

     Strategic Growth and Income Portfolio*

     Strategic Conservative Growth Portfolio*

     Strategic Growth Portfolio*


* This portfolio is expected to be available on or about November 13, 2006.


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.


To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 52 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.



The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


November 9, 2006





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The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.

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TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  13
     Market Timing .....................................  13
2. PURCHASE ............................................  13
     Purchase Payments .................................  13
     Termination for Low Account Value .................  14
     Allocation of Purchase Payments ...................  14
     Free Look .........................................  14
     Accumulation Units ................................  15
     Account Value .....................................  15
     Replacement of Contracts ..........................  15
3. INVESTMENT OPTIONS ..................................  16
     Transfers .........................................  18
     Dollar Cost Averaging Programs ....................  21
     Three Month Market Entry Program ..................  22
     Automatic Rebalancing Program .....................  22
     Description of the Gallatin Asset Allocation
       Portfolios ......................................  23
     Description of the MetLife Asset Allocation
       Program .........................................  23
     Voting Rights .....................................  24
     Substitution of Investment Options ................  24
4. EXPENSES ............................................  24
     Product Charges ...................................  24
     Account Fee .......................................  25
     Guaranteed Minimum Income Benefit - Rider
       Charge ..........................................  25
     Guaranteed Withdrawal Benefit - Rider Charge ......  25
     Withdrawal Charge .................................  26
     Reduction or Elimination of the Withdrawal
       Charge ..........................................  26
     Premium and Other Taxes ...........................  27
     Transfer Fee ......................................  27
     Income Taxes ......................................  27
     Investment Portfolio Expenses .....................  27
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  28
     Annuity Date ......................................  28
     Annuity Payments ..................................  28
     Annuity Options ...................................  28
     Guaranteed Minimum Income Benefit .................  30
     Description of GMIB II ............................  30
     GMIB, Qualified Contracts and Decedent
       Contracts .......................................  32
6. ACCESS TO YOUR MONEY ................................  32
     Systematic Withdrawal Program .....................  33


     Suspension of Payments or Transfers ...............  33
7. LIVING BENEFITS .....................................  33
     Guaranteed Withdrawal Benefit .....................  33
8. PERFORMANCE .........................................  38
9. DEATH BENEFIT .......................................  38
     Upon Your Death ...................................  38
     Standard Death Benefit - Principal Protection .....  39
     Optional Death Benefit - Annual Step-Up ...........  39
     Optional Death Benefit - Compounded-Plus ..........  39
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  40
     General Death Benefit Provisions ..................  41
     Spousal Continuation ..............................  42
     Death of the Annuitant ............................  42
     Controlled Payout .................................  42
10. FEDERAL INCOME TAX STATUS ..........................  42
     Taxation of Non-Qualified Contracts ...............  42
     Taxation of Qualified Contracts ...................  44
     Foreign Tax Credits ...............................  47
     Possible Tax Law Changes ..........................  47
11. OTHER INFORMATION ..................................  47
     MetLife Investors .................................  47
     The Separate Account ..............................  48
     Distributor .......................................  48
     Selling Firms .....................................  49
     Requests and Elections ............................  50
     Ownership .........................................  51
     Legal Proceedings .................................  52
     Financial Statements ..............................  52
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  52
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB I ............................. D-1
APPENDIX E ............................................. E-1
     Guaranteed Minimum Income Benefit Examples ........ E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS

Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.



                                                                            PAGE
Account Value..............................................................15
Accumulation Phase.........................................................13
Accumulation Unit..........................................................15
Annual Benefit Payment.....................................................35
Annuitant..................................................................51
Annuity Date...............................................................28
Annuity Options............................................................28
Annuity Payments...........................................................28
Annuity Units..............................................................28
Beneficiary................................................................51
Benefit Base...............................................................34
Business Day...............................................................14
Fixed Account..............................................................13
Guaranteed Withdrawal Amount...............................................35
GWB Withdrawal Rate........................................................35
Income Base...............................................30 and Appendix D-1
Income Phase...............................................................13
Investment Portfolios......................................................16
Joint Owners...............................................................51
Owner......................................................................51
Purchase Payment...........................................................13
Separate Account...........................................................48

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit ("GMIB") or the guaranteed withdrawal benefit ("GWB").


The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or elect a GMIB (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").


You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.


INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                    MetLife Investors Distribution Company

                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496


ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.


Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.

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OWNER TRANSACTION EXPENSES TABLE



WITHDRAWAL CHARGE (Note 1)                    7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

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Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")



Number of Complete Years from         Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------       ------------------------
               0                                 7

               1                                 6
               2                                 6
               3                                 5
               4                                 4
               5                                 3
               6                                 2
         7 and thereafter                        0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.



THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.

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ACCOUNT FEE (Note 1)         $30


SEPARATE ACCOUNT ANNUAL EXPENSES

(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)



Mortality and Expense Charge**                                           1.05%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   1.30%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    1.90%

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Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Differnet policies apply during the income phase of the contract. (See "Expenses.")

** We are waiving the following amount of the Mortality and Expense Charge: an amount equal to the underlying fund expenses that are in excess of 0.92% for account value allocated to the T. Rowe Price Large Cap Growth Portfolio (Class
B).



ADDITIONAL OPTIONAL RIDER CHARGES TABLE*



GUARANTEED MINIMUM INCOME BENEFIT
(GMIB II) RIDER CHARGE
  GMIB II                                 0.50% of the Income
                                          Base (Note 1)
GUARANTEED WITHDRAWAL BENEFIT AND         0.50% of the
ENHANCED GUARANTEED WITHDRAWAL            Guaranteed
BENEFIT RIDER CHARGE                      Withdrawal Amount
PRIOR TO OPTIONAL RESET                   (Note 2)
GUARANTEED WITHDRAWAL BENEFIT AND         0.95% of the
ENHANCED GUARANTEED WITHDRAWAL            Guaranteed
BENEFIT RIDER CHARGE                      Withdrawal Amount
UPON OPTIONAL RESET (MAXIMUM)             (Note 2)

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Note 1. See "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a definition of the term Income Base.



Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.


* Certain periodic fees and expenses for contracts issued before May 1, 2005, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")

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THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.



Total Annual Investment                                                      Minimum           Maximum
                                                                             ----              ----

Portfolio Operating Expenses (expenses that are deducted from                0.54%             4.54%
investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

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FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -


DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES

(as a percentage of the average daily net assets of an investment portfolio)


The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.



                                                                                                     TOTAL
                                                                         12B-1/                     ANNUAL
                                                          MANAGEMENT     SERVICE       OTHER       PORTFOLIO
                                                             FEES         FEES      EXPENSES(1)    EXPENSES
                                                         ------------ ------------ ------------- ------------
AIM VARIABLE INSURANCE FUNDS
 AIM V.I. International Growth Fund                         0.73%       0.25%         0.38%        1.36%
FIDELITY VARIABLE INSURANCE PRODUCTS
 VIP Equity-Income Portfolio                                0.47%       0.25%         0.09%        0.81%
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

 Templeton Developing Markets Securities Fund               1.24%       0.25%         0.29%        1.78%
 Templeton Foreign Securities Fund(2)                       0.65%       0.25%         0.17%        1.07%
MET INVESTORS SERIES TRUST

 Met/AIM Capital Appreciation Portfolio(3)                  0.76%       0.00%         0.05%        0.81%
 Met/AIM Small Cap Growth Portfolio(1)                      0.90%       0.25%         0.11%        1.26%
 Legg Mason Aggressive Growth Portfolio                     0.67%       0.25%         0.05%        0.97%
 Legg Mason Value Equity Portfolio(2)(4)                    0.70%       0.25%         3.59%        4.54%
 Lord Abbett Bond Debenture Portfolio                       0.51%       0.25%         0.05%        0.81%
 Lord Abbett Growth and Income Portfolio(5)                 0.50%       0.25%         0.04%        0.79%
 Lord Abbett Mid-Cap Value Portfolio                        0.68%       0.25%         0.08%        1.01%
 MFS (Reg. TM) Research International Portfolio(1)          0.74%       0.25%         0.23%        1.22%
 Neuberger Berman Real Estate Portfolio                     0.67%       0.25%         0.03%        0.95%
 Oppenheimer Capital Appreciation Portfolio(1)              0.59%       0.25%         0.10%        0.94%
 PIMCO Total Return Portfolio(1)                            0.50%       0.25%         0.07%        0.82%
 Met/Putnam Capital Opportunities Portfolio                 0.85%       0.25%         0.37%        1.47%
 T. Rowe Price Mid-Cap Growth Portfolio                     0.75%       0.25%         0.07%        1.07%
 Third Avenue Small Cap Value Portfolio                     0.75%       0.25%         0.05%        1.05%
 Van Kampen Comstock Portfolio(4)                           0.63%       0.25%         0.05%        0.93%
 Van Kampen Mid-Cap Growth Portfolio(2)(6)                  0.70%       0.25%         0.29%        1.24%
METROPOLITAN SERIES FUND, INC.

 BlackRock Bond Income Portfolio                            0.40%       0.25%         0.07%        0.72%
 BlackRock Money Market Portfolio(2)                        0.35%       0.25%         0.07%        0.67%
 BlackRock Strategic Value Portfolio                        0.83%       0.25%         0.06%        1.14%
 Capital Guardian U.S. Equity Portfolio                     0.67%       0.25%         0.06%        0.98%
 Davis Venture Value Portfolio                              0.72%       0.15%         0.04%        0.91%
 FI International Stock Portfolio                           0.86%       0.25%         0.20%        1.31%
 Franklin Templeton Small Cap Growth Portfolio              0.90%       0.25%         0.23%        1.38%
 Jennison Growth Portfolio                                  0.64%       0.25%         0.05%        0.94%
 MetLife Stock Index Portfolio(2)                           0.25%       0.25%         0.04%        0.54%
 T. Rowe Price Large Cap Growth Portfolio                   0.60%       0.25%         0.12%        0.97%
 T. Rowe Price Small Cap Growth Portfolio                   0.51%       0.25%         0.09%        0.85%
 Western Asset Management Strategic Bond Opportunities      0.65%       0.25%         0.10%        1.00%
 Portfolio
PIMCO VARIABLE INSURANCE TRUST

 PIMCO VIT High Yield Portfolio                             0.25%       0.00%         0.50%        0.75%
 PIMCO VIT Low Duration Portfolio                           0.25%       0.00%         0.40%        0.65%
 PIMCO VIT Stocks PLUS Growth and Income Portfolio          0.40%       0.00%         0.25%        0.65%
PUTNAM VARIABLE TRUST

 Putnam VT Growth and Income Fund                           0.49%       0.25%         0.05%        0.79%
 Putnam VT Vista Fund                                       0.65%       0.25%         0.09%        0.99%

                                                                                                          TOTAL
                                                                                                          ANNUAL
                                                                                                        PORTFOLIO
                                                                                          TOTAL     EXPENSES INCLUDING
                                                                 12B-1/                   ANNUAL       EXPENSES OF
                                                   MANAGEMENT   SERVICE      OTHER      PORTFOLIO       UNDERLYING
                                                      FEES        FEES    EXPENSES(1)    EXPENSES     PORTFOLIOS(8)
                                                  ------------ --------- ------------- ----------- -------------------
 MET INVESTORS SERIES TRUST

 Cyclical Growth and Income ETF Portfolio(7)(8)     0.45%       0.25%      3.03%         3.73%        4.06%
 Cyclical Growth ETF Portfolio(7)(8)                0.45%       0.25%      1.89%         2.59%        2.97%


                                                                                                      TOTAL
                                                                                                      ANNUAL
                                                                                                    PORTFOLIO
                                                                                      TOTAL     EXPENSES INCLUDING
                                                           12B-1/                     ANNUAL       EXPENSES OF
                                            MANAGEMENT     SERVICE       OTHER      PORTFOLIO       UNDERLYING
                                               FEES         FEES      EXPENSES(1)    EXPENSES     PORTFOLIOS(9)
                                           ------------ ------------ ------------- ----------- -------------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(9)     0.10%        0.25%        0.05%         0.40%        1.04%
 MetLife Moderate Strategy Portfolio(9)      0.09%        0.25%        0.01%         0.35%        1.01%


                                                              12B-1/
                                                MANAGEMENT   SERVICE      OTHER
                                                   FEES        FEES    EXPENSES(1)
                                               ------------ --------- -------------
 MET INVESTORS SERIES TRUST -
 GALLATIN ASSET ALLOCATION PORTFOLIOS
 Strategic Growth and Income Portfolio(10)       0.15%       0.25%     0.13%
 Strategic Conservative Growth Portfolio(10)     0.15%       0.25%     0.13%
 Strategic Growth Portfolio(10)                  0.15%       0.25%     0.13%



                                                                                          NET TOTAL
                                                                                            ANNUAL
                                                                                          PORTFOLIO
                                                                                      EXPENSES INCLUDING
                                                  TOTAL     CONTRACTUAL   NET TOTAL       ESTIMATED
                                                  ANNUAL      EXPENSE       ANNUAL       EXPENSES OF
                                                PORTFOLIO     SUBSIDY     PORTFOLIO       UNDERLYING
                                                 EXPENSES   OR DEFERRAL    EXPENSES     PORTFOLIOS(10)
                                               ----------- ------------- ----------- -------------------
 MET INVESTORS SERIES TRUST -
 GALLATIN ASSET ALLOCATION PORTFOLIOS
 Strategic Growth and Income Portfolio(10)      0.53%       0.13%         0.40%        1.31%
 Strategic Conservative Growth Portfolio(10)    0.53%       0.13%         0.40%        1.45%
 Strategic Growth Portfolio(10)                 0.53%       0.13%         0.40%        1.63%

Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated, the information provided is for the year ended December 31, 2005.


(1) Other Expenses may include amounts repaid to the investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.04% for the Met/AIM Small Cap Growth Portfolio; 0.05% for the MFS (Reg.
    TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.


(2) The Net Total Annual Portfolio Expenses of the following portfolios are:
    Templeton Foreign Securities Fund, 1.02%; Legg Mason Value Equity Portfolio, 1.05%; Van Kampen Mid-Cap Growth Portfolio, 1.19%; BlackRock Money Market Portfolio, 0.66%; and MetLife Stock Index Portfolio, 0.53%. The Net Total Portfolio Expenses have been restated to reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of the contractual arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.


(3) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.


(4) Total Annual Portfolio Expenses for the Legg Mason Value Equity Portfolio and the Van Kampen Comstock Portfolio are annualized based on the months the portfolios were in operation in 2005. The Legg Mason Value Equity Portfolio commenced operations on November 1, 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.


(5) The management fee has been restated to reflect a new fee schedule that became effective on January 1, 2006.


(6) Due to brokerage commission recaptures not shown in the table, actual Net Total Annual Portfolio Expenses for the Van Kampen Mid-Cap Growth Portfolio were 1.15% for the year ended December 31, 2005.


(7) Total Annual Portfolio Expenses for the Cyclical Growth and Income ETF Portfolio and the Cyclical Growth ETF Portfolio are annualized based on the months the portfolios were in operation in 2005. Each Portfolio commenced operations on October 1, 2005.


(8) Each Portfolio was designed on established principles of asset allocation. Each Portfolio will primarily invest its assets in other investment companies known as exchange-traded funds ("Underlying ETFs"). As an investor in an Underlying ETF or other investment company, the Portfolio also will bear its pro rata portion of the operating expenses of that Underlying ETF or other investment company. The expenses of the Underlying ETFs and other investment companies are: 0.33% for Cyclical Growth and Income ETF Portfolio and 0.38% for the Cyclical Growth ETF Portfolio. The expenses of the Underlying ETFs and other investment companies are based upon the weighted average of the total operating expenses of the Underlying ETFs or other investment company for the year ended December 31, 2005 (or in the case of Vanguard (Reg. TM) U.S. Sector Index Funds, for the fiscal year ended August 31, 2005) according to such Underlying ETFs' and other investment companies' allocation targets in place as of December 31, 2005. See the prospectus for the Portfolios for a description of the allocation targets for each Portfolio. The net total annual portfolio expenses of the Portfolios are 0.80% for the Cyclical Growth and Income ETF Portfolio and 0.80% for the Cyclical Growth ETF Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of the Portfolios have agreed to waive and/or pay expenses of the Portfolios. Each of these contractual arrangements is in effect until at least April 30, 2007 (excluding optional extensions). The net total annual portfolio expenses including expenses of underlying portfolios are 1.13% for the Cyclical Growth and Income ETF Portfolio and 1.18% for the Cyclical Growth ETF Portfolio. Commencing January 2006, the subadviser changed its investment strategies regarding investments in ETFs. As a result, the expenses of the Underlying ETFs and other investment companies were reduced to an annual rate of 0.29% for the Cyclical Growth and Income ETF Portfolio and 0.28% for the Cyclical Growth ETF Portfolio. If such reduction had been in place for all of 2005, the net total annual portfolio expenses including expenses of underlying portfolios would have been 1.09% for the Cyclical Growth and Income ETF Portfolio and 1.08% for the Cyclical Growth ETF Portfolio.


(9) These portfolios are expected to be available on or about November 13, 2006. Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Each MetLife Asset Allocation Program Portfolio invests substantially all of its assets in other underlying portfolios of the Met Investors Series Trust or of Metropolitan Series Fund, Inc. As an investor in an underlying portfolio, each Portfolio bears its pro rata portion of the operating expenses of that underlying portfolio, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios as of December 31, 2005 were 0.64% for the MetLife Defensive Strategy Portfolio and 0.66% for the MetLife Moderate Strategy Portfolio. A contractual expense limitation agreement is in effect until at least April 30, 2007 with respect to the MetLife Defensive Strategy Portfolio. After this expense limitation, the net total annual portfolio expenses of the MetLife Defensive Strategy Portfolio, including the weighted average of the total portfolio expenses of the underlying portfolios as of December 31, 2005, were 0.99%. Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.


(10) These portfolios are expected to be available on or about November 13, 2006. Total annual portfolio expenses are estimated for the year ending December 31, 2007. Each Gallatin Asset Allocation Portfolio will invest substantially all of its assets in other underlying portfolios of the Met Investors Series Trust or of Metropolitan Series Fund, Inc. As an investor in an underlying portfolio, the Portfolio also will bear its pro rata portion of the operating expenses of that underlying portfolio, including the management fee. The expenses of the underlying portfolios are based upon the weighted average of the total portfolio expenses of the underlying portfolios (before any
                                                                 ------
   applicable expense limitations) for the year ended December 31, 2005 (or in the case of an underlying portfolio not in existence on December 31, 2005,

   estimated expenses for the year ending December 31, 2006), according to the

   Portfolio's allocation target in place as of the date of the Portfolio prospectus. (See the Portfolio prospectus for a description of each

   Portfolio's allocation target.) After any applicable expense limitations,
                                   -----
   the estimated weighted average of the total operating expenses of the underlying portfolios is: 0.71% for the Strategic Growth and Income

   Portfolio; 0.80% for the Strategic Conservative Growth Portfolio; and 0.86%

   for the Strategic Growth Portfolio. The net total annual portfolio expenses including estimated expenses of the underlying portfolios (after any
                                                              -----
   applicable expense limitations) are: 1.11% for the Strategic Growth and Income Portfolio; 1.20% for the Strategic Conservative Growth Portfolio; and 1.26% for the Strategic Growth Portfolio. The expense limitations applicable to the underlying portfolios are in effect until at least April 30, 2007. The expense limitation arrangements applicable reflected in the Contractual Expense Subsidy or Deferral column of the table are in effect until at least April 30, 2008. Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:




CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit rider, the Additional Death Benefit - Earnings Preservation Benefit and the Enhanced Guaranteed Withdrawal Benefit ("Enhanced GWB") rider (assuming the maximum 0.95% charge applies in all contract years), which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,442          (a)$2,726          (a)$3,935          (a)$6,882
       (b)$1,050          (b)$1,611          (b)$2,176          (b)$3,868

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:



                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$742          (a)$2,186          (a)$3,575          (a)$6,882
   (b)$350          (b)$1,071          (b)$1,816          (b)$3,868



CHART 2.Chart 2 assumes you do not select optional death benefit riders, a Guaranteed Minimum Income Benefit rider, or a Guaranteed Withdrawal Benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,284          (a)$2,276          (a)$3,224          (a)$5,590
         (b)$890          (b)$1,128          (b)$1,370          (b)$2,183

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:



                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$584          (a)$1,736          (a)$2,864          (a)$5,590
   (b)$190            (b)$588          (b)$1,010          (b)$2,183



The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.


The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")


The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.


The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.


The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.


As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."


MARKET TIMING


We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."




2. PURCHASE

PURCHASE PAYMENTS


A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.


o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract.


o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.


o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.


o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.


o  We will accept a different amount if required by federal tax law.


We reserve the right to reject any application or purchase payment and to limit future purchase payments.


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.


We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:


o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or


o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or


o  a transfer was made out of the fixed account within the previous 180 days.


If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.


Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information
- Requests and Elections.") However, if you allocate purchase payments to a discontinued investment portfolio (see Appendix A), we will request reallocation instructions or if unable to obtain such instructions, we will return your purchase payment to you.


FREE LOOK


If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment. We do not refund any charges or deductions assessed during the free look period.


ACCUMULATION UNITS


The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)


Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:


1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and


2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.


The value of an accumulation unit may go up or down from day to day.


When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.


We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.


EXAMPLE:


   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.


ACCOUNT VALUE


ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.


REPLACEMENT OF CONTRACTS


From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. The fees and charges in the new contract may be higher (or lower) and the benefits may be different. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser.


Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed.

Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.




3. INVESTMENT OPTIONS

The contract offers 44 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.


YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://

WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. (SEE APPENDIX A.) APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from portfolio assets and does not decrease the portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios to the advisers and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)


Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and

"Distributor.") The payments are deducted from the assets of the investment portfolios and paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.


We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by broker dealers through which the contract is sold ("selling firms"). We review the investment portfolios periodically and may remove an investment portfolio or limit it availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.



AIM VARIABLE INSURANCE FUNDS (SERIES II)

AIM Variable Insurance Funds is a mutual fund with multiple portfolios. A I M Advisors, Inc. is the investment adviser to each portfolio. The following Series II portfolio is available under the contract:


     AIM V.I. International Growth Fund



FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)

Fidelity Variable Insurance Products is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolio is available under the contract:


     VIP Equity-Income Portfolio



FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. The portfolios available in connection with your contract are Class 2 shares. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund and Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 2 portfolios are available under the contract:


     Templeton Developing Markets Securities Fund

     Templeton Foreign Securities Fund



MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class A, as noted, portfolios are available under the contract:


     Met/AIM Capital Appreciation Portfolio (Class A)

     Met/AIM Small Cap Growth Portfolio

     Cyclical Growth and Income ETF Portfolio

     Cyclical Growth ETF Portfolio

     Legg Mason Aggressive Growth Portfolio

         (formerly Janus Aggressive Growth Portfolio)

     Legg Mason Value Equity Portfolio

     Lord Abbett Bond Debenture Portfolio

     Lord Abbett Growth and Income Portfolio

     Lord Abbett Mid-Cap Value Portfolio

     MFS (Reg. TM) Research International Portfolio

     Neuberger Berman Real Estate Portfolio

     Oppenheimer Capital Appreciation Portfolio

     PIMCO Total Return Portfolio

     Met/Putnam Capital Opportunities Portfolio

     T. Rowe Price Mid-Cap Growth Portfolio

     Third Avenue Small Cap Value Portfolio

     Van Kampen Comstock Portfolio

     Van Kampen Mid-Cap Growth Portfolio

         (formerly Lord Abbett Growth Opportunities Portfolio)



METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:


     BlackRock Bond Income Portfolio

     BlackRock Money Market Portfolio

     BlackRock Strategic Value Portfolio

     Capital Guardian U.S. Equity Portfolio

     Davis Venture Value Portfolio (Class E)

     FI International Stock Portfolio

     Franklin Templeton Small Cap Growth Portfolio

     Jennison Growth Portfolio

     MetLife Stock Index Portfolio

     T. Rowe Price Large Cap Growth Portfolio

     T. Rowe Price Small Cap Growth Portfolio

     Western Asset Management Strategic Bond Opportunities Portfolio

         (formerly, Salomon Brothers Strategic Bond Opportunities Portfolio)



PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)

PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:


     PIMCO VIT High Yield Portfolio

     PIMCO VIT Low Duration Portfolio

     PIMCO VIT StocksPLUS Growth and Income Portfolio



PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:


     Putnam VT Growth and Income Fund

     Putnam VT Vista Fund



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:


     MetLife Defensive Strategy Portfolio*

     MetLife Moderate Strategy Portfolio*



MET INVESTORS SERIES TRUST - GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust and Met Investors Series Trust - MetLife Asset Allocation Program, the following Class B portfolios are also available under the contract:


     Strategic Growth and Income Portfolio*

     Strategic Conservative Growth Portfolio*

     Strategic Growth Portfolio*


* This portfolio is expected to be available on or about November 13, 2006.


TRANSFERS


GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -

Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:


o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.


o  Your request for transfer must clearly state how much the transfer is for.


o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).


o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or (b) the amount transferred out of the fixed account in the prior contract year.


o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.


During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.


For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:


o  The credited interest rate is equal to the guaranteed minimum rate;


o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or


o  A transfer was made out of the fixed account within the previous 180 days.


During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")


All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.


MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).


We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the AIM V.I. International Growth Fund, Templeton Developing Markets Securities Fund, Templeton

Foreign Securities Fund, Met/AIM Small Cap Growth Portfolio, Lord Abbett Bond Debenture Portfolio, MFS (Reg. TM) Research International Portfolio, Met/Putnam Capital Opportunities Portfolio, Third Avenue Small Cap Value Portfolio, BlackRock Strategic Value Portfolio, FI International Stock Portfolio, Franklin Templeton Small Cap Growth Portfolio, T. Rowe Price Small Cap Growth Portfolio, Western Asset Management Strategic Bond Opportunities Portfolio, and PIMCO VIT High Yield Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.


We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.


Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.


The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.


The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/

or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.


DOLLAR COST AVERAGING PROGRAMS


We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.


We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.


The two dollar cost averaging programs are:


1.    STANDARD DOLLAR COST AVERAGING (DCA)

     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program.


You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop.


2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)

     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.


You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.


o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.


o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.


(See Appendix C for further examples of EDCA with multiple purchase payments.)


The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.


The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.


If you decide you no longer want to participate in the EDCA program, and your contract was issued prior to May 1, 2005, all money remaining in your EDCA account will be transferred to the BlackRock Money Market Portfolio, unless you specify otherwise. If your contract was issued on or after May 1, 2005, all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.


THREE MONTH MARKET ENTRY PROGRAM


Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.


AUTOMATIC REBALANCING PROGRAM


Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.



EXAMPLE:

   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Van Kampen Mid-Cap Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond

   Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Van Kampen Mid-Cap Growth Portfolio to increase those holdings to 60%.


DESCRIPTION OF THE GALLATIN ASSET ALLOCATION PORTFOLIOS


The following Gallatin Asset Allocation Portfolios (Class B) are available under the contract:


o  Strategic Growth and Income Portfolio


o  Strategic Conservative Growth Portfolio


o  Strategic Growth Portfolio


Each of these portfolios is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of ours, is the investment manager of the Gallatin Asset Allocation Portfolios. Gallatin Asset Management, Inc. (Gallatin), an affiliate of A.G. Edwards, is the sub-adviser of each of these portfolios.


Each portfolio was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc. that invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three primary asset classes (equity, fixed income and cash/money market). (See the fund prospectus for a description of each portfolio's target allocation.) Gallatin establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, the underlying investment portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel. Gallatin may add new underlying investment portfolios or replace existing underlying investment portfolios or change the allocations among the underlying investment portfolios, dependent upon, among other factors, changing market dynamics, changes to the personnel, investment process, or criteria for holdings of the underlying investment portfolios, or the availability of other underlying investment portfolios that may provide a risk-adjusted benefit to a portfolio.


On a regular basis, Gallatin will evaluate each Gallatin Asset Allocation Portfolio's allocation among equity, fixed income and cash, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, Gallatin will consider whether to make changes to any of the underlying investment portfolios.


DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM


The following MetLife Asset Allocation Program Portfolios (Class B) are available under the contract:


o  MetLife Defensive Strategy Portfolio


o  MetLife Moderate Strategy Portfolio


Each of these portfolios is a portfolio of the Met Investors Series Trust. Met Investors Advisory is the investment manager of the MetLife Asset Allocation Program Portfolios.


Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios that may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.


VOTING RIGHTS


We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.




4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES


SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.


MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.05% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2004, the mortality and expense charge on an annual basis is 1.15% of the average daily net asset value of each investment portfolio.


This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.


ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:

      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%


For contracts issued prior to May 1, 2004, the percentage charge for the Compounded-Plus Death Benefit rider is 0.15% of the average daily net asset value of each investment portfolio.


ACCOUNT FEE


During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.


GUARANTEED MINIMUM INCOME BENEFIT - RIDER CHARGE


We offer a Guaranteed Minimum Income Benefit ("GMIB") known as GMIB II which you can select when you purchase the contract. For contracts issued prior to February 9, 2004, we offered the GMIB I rider. If you elect the GMIB II, or currently own the GMIB I, we will assess a charge during the accumulation phase equal to 0.50% of the income base (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit" for a discussion of how the income base is determined) at the time the rider charge is assessed. For contracts issued from May 1, 2004 and prior to May 1, 2005, for which the GMIB II or GMIB I was elected, the rider charge is reduced to 0.45% of the income base if you elect either the optional Annual Step-Up Death Benefit or the Compounded-Plus Death Benefit. (See "Death Benefit.") For contracts issued prior to February 15, 2003, the GMIB I rider charge equals 0.35% of the income base.


The charge is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed. The GMIB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account.


GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE


We offer an optional Guaranteed Withdrawal Benefit ("GWB") that you can select when you purchase the contract. There are two versions of the GWB under this contract: GWB I and Enhanced GWB. We currently only offer the Enhanced GWB rider. For contracts issued prior to November 7, 2005, we only offered the GWB I rider. If you elect a GWB rider, a charge is deducted from your account value on each contract anniversary. The charge for the GWB I or Enhanced GWB rider is equal to 0.50% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") on the applicable contract anniversary, prior to taking into account any Optional Reset occurring on such contract anniversary.


The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), or the contract terminates (except for a termination due to death or, under the Enhanced GWB, cancellation), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change.


If you elect an Optional Reset on the 5th contract anniversary under the GWB I rider or on the 3rd contract anniversary under the Enhanced GWB rider, or thereafter as permitted, we may increase the rider charge to the GWB

I/Enhanced GWB rider charge applicable to current contract purchases at the time of the reset, but no more than a maximum of 0.95% of the Guaranteed Withdrawal Amount.


If the GWB I rider is in effect, the rider charge will continue even if your Benefit Base (see "Living Benefits - Guaranteed Withdrawal Benefit - Description of Guaranteed Withdrawal Benefit I") equals zero. If the Enhanced GWB rider is in effect, the rider charge will not continue if your Benefit Base equals zero.


WITHDRAWAL CHARGE


During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then


2.    The free withdrawal amount described below; then


3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.


FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.


The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:



Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------
  0                                             7

  1                                             6
  2                                             6
  3                                             5
  4                                             4
  5                                             3
  6                                             2
  7 and thereafter                              0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.


We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB annuity payments. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.


NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.


For contracts issued on and after May 1, 2005, these riders are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.

5.  ANNUITY PAYMENTS

        (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).


When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.


ANNUITY PAYMENTS


You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.


During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:


o  fixed annuity payments, or


o  variable annuity payments, or


o  a combination of both.


If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.


If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:


1) the value of your contract in the investment portfolio(s) just before the start of the income phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3)    the performance of the investment portfolios you selected.


At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.


Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.


In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.


If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.


Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.


ANNUITY OPTIONS


You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.


You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.


OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.


There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")



In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.


In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.


GUARANTEED MINIMUM INCOME BENEFIT


At the time you buy the contract, you may elect the Guaranteed Minimum Income Benefit ("GMIB") rider. Version II of the rider ("GMIB II") is offered under the contract. Version I ("GMIB I") was offered under contracts issued prior to February 9, 2004. Collectively, we will refer to GMIB II and GMIB I as "GMIB". GMIB II is described below and GMIB I is described in Appendix D. You may not have this benefit and the Guaranteed Withdrawal Benefit in effect at the same time.


It is important to recognize that the "income base" (as described below) that is guaranteed by the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the GMIB is designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.


The amount of the benefit is determined by applying the income base (described below) at the time of exercise of the rider to the GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative and a withdrawal charge may be applicable, so the amount of guaranteed minimum lifetime income that the GMIB II or GMIB I produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.


(See Appendix E for examples of the GMIB rider.)


DESCRIPTION OF GMIB II


The GMIB II may be exercised after a 10 year waiting period and then only within 30 days following a contract anniversary, provided that the exercise must occur no later than the 30 day period following the contract anniversary on or following the owner's 85th birthday. The GMIB II is only available for owners up through age 75, and you can only elect the GMIB II at the time you purchase the contract. Once elected, the rider cannot be terminated except as discussed below.


When you purchase the GMIB II, we will deduct an additional charge of 0.50% of the income base (see below) each year in arrears.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.


(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:


    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following the owner's 85th birthday and 0% thereafter; and


    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:


         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributed to that withdrawal (including any applicable withdrawal charge); or


         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the issue date or on the prior contract anniversary after the first contract year, and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.


In determining the GMIB II annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.


The Highest Anniversary Value does not change after the contract anniversary immediately preceding the owner's 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following the owner's 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.


OWNERSHIP. If the owner is a natural person, the owner must be the annuitant. If a non-natural person owns the contract, then annuitant will be considered the owner in determining the income base and GMIB II annuity payments. If joint owners are named, the age of the older will be used to determine the income base and GMIB II annuity payments.


EXERCISING THE GMIB II RIDER. If you exercise the GMIB II, you must elect to receive annuity payments under one of the following fixed annuity options:


(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:



 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.


These options are described in the contract and the GMIB II rider.


If you exercise the GMIB II, your annuity payments will be the greater of:


o the annuity payment determined by applying the amount of the income base to the GMIB Annuity Table, or


o the annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")


If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.


If you choose not to receive annuity payments as guaranteed under the GMIB II, you may elect any of the annuity options available under the contract.


TERMINATING THE GMIB II RIDER. Except as otherwise provided in the GMIB II rider, the GMIB II will terminate upon the earliest of:


    a) The 30th day following the contract anniversary on or following your 85th birthday;


    b)    The date you make a complete withdrawal of your account value;

    c) The date you elect to receive annuity payments under the contract and you do not elect to receive payments under the GMIB II;


    d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract; or


    e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.


When the GMIB II rider terminates, the corresponding GMIB II rider charge terminates.


GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS


The GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the rider on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the GMIB.



Additionally, the GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the GMIB) do not begin until after the year following the year of death, as would be the case with a GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing a GMIB rider.




6. ACCESS TO YOUR MONEY

You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:


(1)    by making a withdrawal (either a partial or a complete withdrawal);


(2)    by electing to receive annuity payments; or


(3)    when a death benefit is paid to your beneficiary.


Under most circumstances, withdrawals can only be made during the accumulation phase.


You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:


o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and


o  less any applicable pro rata GMIB or GWB rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.


How to withdraw all or part of your account value:


o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")


o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")


o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;


o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.


We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.




7. LIVING BENEFITS

GUARANTEED WITHDRAWAL BENEFIT


We offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. There are two versions of the GWB under this contract:


o  Guaranteed Withdrawal Benefit I ("GWB I")


o  Enhanced Guaranteed Withdrawal Benefit ("Enhanced GWB")


CURRENTLY WE ONLY OFFER THE ENHANCED GWB RIDER. FOR CONTRACTS ISSUED PRIOR TO NOVEMBER 7, 2005, WE ONLY OFFERED THE GWB I RIDER. The description of the Enhanced GWB rider follows the description of the GWB I rider below. If you purchase the GWB, you must elect it at the time you purchase the contract, prior to age 86. You may not have this benefit and a GMIB rider in effect at the same time. Once elected, the GWB rider may not be terminated except as stated below in the description of each version of the GWB.


Each version of the GWB rider guarantees that the entire amount of purchase payments you make during the period of time specified in your rider will be returned to you through a series of withdrawals that you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you.


THE GWB GUARANTEE MAY BE REDUCED IF YOUR ANNUAL WITHDRAWALS ARE GREATER THAN THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. The GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) cannot be taken as a lump sum. Income taxes and penalties may apply to your withdrawalswithdrawals, and withdrawal charges may apply to withdrawals during the first contract year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount. (See "Expenses-Withdrawal Charge.")


IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE INITIAL GUARANTEED WITHDRAWAL AMOUNT. THIS REDUCTION MAY BE SIGNIFICANT. THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (WHICH DOES NOT DECREASE BECAUSE OF WITHDRAWALS) UNTIL TERMINATION OF THE CONTRACT.


IF THE GWB I RIDER IS IN EFFECT, WE WILL CONTINUE TO ASSESS THE GWB RIDER CHARGE EVEN IN THE CASE WHERE YOUR BENEFIT BASE, AS DESCRIBED BELOW, EQUALS ZERO. HOWEVER, IF THE ENHANCED GWB RIDER IS IN EFFECT, WE WILL NOT CONTINUE TO ASSESS THE GWB RIDER CHARGE IF YOUR BENEFIT BASE EQUALS ZERO.


The tax treatment of withdrawals under the GWB rider is uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if the Benefit Base is greater than the account value (prior to withdrawal charges, if applicable). This could result in a greater amount of taxable income reported under a withdrawal and conceivably a limited ability to recover any remaining basis if there is a loss on surrender of the contract. Consult your tax advisor prior to purchase.


DESCRIPTION OF GUARANTEED WITHDRAWAL BENEFIT I


BENEFIT BASE. The Guaranteed Withdrawal Amount is the maximum TOTAL amount of money that you are guaranteed to receive over time under the GWB I rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment plus the GWB Bonus Amount. At any subsequent point in time, the BENEFIT BASE is the remaining amount of money that you are guaranteed to receive through withdrawals under the GWB I rider. Your Benefit Base will change with each purchase payment, or as the result of an Optional Reset. Also, each withdrawal will reduce your Benefit Base. If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.


The Benefit Base is equal to:


o Your initial purchase payment, increased by any applicable GWB Bonus Amount (currently, 5% for the initial purchase payment);


o Increased by each subsequent purchase payment, and by any applicable GWB Bonus Amount (currently, 5% of each subsequent purchase payment);


o Reduced dollar for dollar by Benefits Paid, which are withdrawals (including any applicable withdrawal charge) and amounts applied to an annuity option (currently, you may not apply amounts less than your entire account value to an annuity option); and


o If a Benefit Paid from your contract is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), or results in cumulative Benefits Paid for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base and your account value after the decrease for the Benefits Paid. The Benefit Base will also be reset as a result of an Optional Reset as described below.


ANNUAL BENEFIT PAYMENT. The ANNUAL BENEFIT PAYMENT is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals over time. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB WITHDRAWAL RATE (7%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment, and (2) the GWB Withdrawal Rate multiplied by the Benefit Base after the subsequent purchase payment. The Annual Benefit Payment will also be reset as a result of an Optional Reset as described below. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.


It is important that you carefully manage your annual withdrawals. To retain the guarantees of this rider, your annual withdrawals (including any applicable withdrawal charge) cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals (including any applicable withdrawal charge) during a contract year exceeding the Annual Benefit Payment, or if the withdrawal is not payable to the contract owner or the contract owner's bank account (or to the annuitant or the annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of (1) the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. This reduction may be significant.


You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 7% of your Benefit Base and you withdraw only 4% one year, you cannot then withdraw 10% the next year without exceeding your Annual Benefit Payment.


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals, which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment and may therefore adversely impact your guarantee under the GWB I rider.


GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment plus the GWB Bonus Amount. The Guaranteed Withdrawal Amount may increase with subsequent purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the Guaranteed Withdrawal Amount. The Guaranteed Withdrawal Amount will also be reset as a result of an Optional Reset as described below. If your Guaranteed Withdrawal Amount increases, the amount of the GWB I rider charge we deduct will increase because the rider charge is a percentage of your Guaranteed Withdrawal Amount.


OPTIONAL RESET. The purpose of an Optional Reset is to "lock-in" a higher Benefit Base, which may increase the amount of the Annual Benefit Payment and lengthen the period of time over which these withdrawals can be taken. Starting with the fifth contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount, provided that your account value is larger than the Benefit Base immediately before the reset. You may elect an Optional Reset at any subsequent contract anniversary prior to the owner's 86th birthday as long as it has been at least five years since the last Optional Reset. We reserve the right to prohibit an

Optional Reset election if we no longer offer this benefit. The reset will:


o Reset your Guaranteed Withdrawal Amount and Benefit Base equal to the account value on the date of the reset plus the applicable GWB Bonus Amount (currently, 0%);


o Reset your Annual Benefit Payment equal to the account value on the date of the reset multiplied by the GWB Withdrawal Rate (7%); and


o Reset the GWB I rider charge equal to the then current level we charge at the time of the reset, up to the maximum charge of 0.95%.


An Optional Reset can also result in an increase of the Guaranteed Withdrawal Amount and the GWB I rider charge. However, locking in a higher Benefit Base by electing an Optional Reset can result in a decrease of the Annual Benefit Payment and the Guaranteed Withdrawal Amount if the account value before the reset was less than the Guaranteed Withdrawal Amount. Therefore, generally it may be beneficial to reset your Benefit Base only if your account value exceeds your Guaranteed Withdrawal Amount. However, any benefit of an Optional Reset also depends on the current GWB I rider charge. If the current charge in effect is higher than the charge you are paying, it may not be beneficial to reset your Benefit Base since we will begin applying the higher current charge at the time of the reset (even if the reset results in a decrease of your Annual Benefit Payment and/or your Guaranteed Withdrawal Amount).


We must receive your request for an Optional Reset in accordance with our administrative procedures (currently we require you to submit your request in writing to our Annuity Service Center) within the 30-day period ending on the day before the applicable contract anniversary. If the owner is a non-natural person, the annuitant's age is the basis for determining the birthday. If there are joint owners, the age of the oldest joint owner is used to determine the birthday. The Optional Reset will take effect on the next contract anniversary following our receipt of your written request.


WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 7% of purchase payments taken in the first seven years following receipt of the applicable purchase payment. (See "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program.")


TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.


TERMINATION OF THE GWB I RIDER. The GWB I rider will terminate on the earliest business day we:


(1)    process your request for a total withdrawal of your account value;


(2)    process your request to apply your account value to an annuity option;


(3) determine that your account value is not sufficient to pay the charge for the GWB I rider (whatever account value is available will be applied to pay the annual GWB I rider charge);


(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (a) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB I rider is in effect at the time of continuation), all terms and conditions of the GWB I rider will apply to the surviving spouse; and (b) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB I rider charge until we receive this information;


(5) process a change in owners, joint owners or annuitants (if the owner is a non-natural person); or


(6)    process the termination of your contract.


ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB I rider charge and your Benefit Base after the withdrawal is greater than zero, we will commence making payments to the owner or joint owner (or to the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) should die while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.


If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB I rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB I rider.


If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, if the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.


We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB I rider because (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB I rider charge; or (3) the contract owner or joint owner (or the annuitant, if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.


DESCRIPTION OF THE ENHANCED GUARANTEED WITHDRAWAL BENEFIT


We currently offer the Enhanced GWB rider instead of the GWB I rider. This version is the same as the GWB I rider described above, except with the following enhancements: (1) favorable treatment of required minimum distribution withdrawals; (2) availability of an optional reset every three contract years; (3) waiver of the GWB rider charge if the Benefit Base is zero; and (4) ability to cancel the rider within a 90-day period following the fifth contract anniversary. A description of these features follows.


REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.


OPTIONAL RESET. Starting with the third contract anniversary (as long as it is prior to the owner's 86th birthday), you may ask us to reset the Annual Benefit Payment, Benefit Base and Guaranteed Withdrawal Amount. Similar to the Optional Reset described above for the GWB I rider, we must receive your request in writing within a 30-day period prior to that contract anniversary. You may elect an Optional Reset at any subsequent contract anniversary as long as it has been at least three years since the last Optional Reset and it is prior to the owner's 86th birthday.


GWB RIDER CHARGE. Unlike the GWB I rider described above, we will not continue to assess the GWB rider charge if your Benefit Base equals zero.


CANCELLATION OF THE ENHANCED GWB RIDER. You may elect to cancel the Enhanced GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following your fifth contract anniversary. Such cancellation will take effect upon our receipt of your request. If you cancel the Enhanced GWB rider, you may not re-elect it.


(See Appendix F for examples of the GWB.)




8. PERFORMANCE

We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge and GMIB or GWB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including death benefit rider charges), account fee, withdrawal charges, GMIB or GWB rider charge and the investment portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.


In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.


We may advertise the guaranteed minimum income benefit or guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2004, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.


If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.


STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION


The death benefit will be the greater of:


(1)    the account value; or


(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.


If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.


OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP


If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:


(1)    the account value; or


(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or


(3)    the highest anniversary value, as defined below.


On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.


If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:


o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and


o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).


OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS


If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:


(1)    the account value; or


(2)    the enhanced death benefit.


The enhanced death benefit is the greater of (a) or (b) below:


    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.


    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:


         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and


         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.


If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:


    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and


    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).


ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT


The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).


Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a) is the death benefit under your contract; and


(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.


On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and


(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.


                               Benefit Percentage



   Issue Age                   Percentage
-----------------------

   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.


In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).


GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.


If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).


A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.


We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.


If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION


If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.


DEATH OF THE ANNUITANT


If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.


Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").




10. FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.


When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.


If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."


Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.


TAXATION OF NON-QUALIFIED CONTRACTS


NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.


The following discussion generally applies to Non-Qualified Contracts owned by natural persons.


WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.


In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.


It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB riders), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.


The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.


We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).


ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:


o  made on or after the taxpayer reaches age 59 1/2;


o  made on or after the death of an owner;


o  attributable to the taxpayer's becoming disabled;


o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or


o under certain immediate income annuities providing for substantially equal payments made at least annually.


Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.


ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.


TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.


See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.


TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.


WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.


MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.


DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.


OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.


FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."


TAXATION OF QUALIFIED CONTRACTS


The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.


INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.


SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.


ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.


PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.


TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.


Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions
on withdrawals of amounts attributable to contributions other than elective deferrals.


The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.


SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.


SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.


OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.


The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.


Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.


"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.


COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:


o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.


o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.


A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.


FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.


GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.


ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.


FOREIGN TAX CREDITS


To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.


POSSIBLE TAX LAW CHANGES


Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.


We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.




11. OTHER INFORMATION

METLIFE INVESTORS


MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova

Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.


For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.


We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.


THE SEPARATE ACCOUNT


A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.


The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.


DISTRIBUTOR


We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614,
for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


Certain investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular investment portfolio.


SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 8% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.20% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.


Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.


The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)


As described above in "Investment Options," certain investment portfolios offered in the contracts compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. These payments are based on a percentage of assets allocated to the portfolio. Pursuant to agreements with A.G. Edwards, we pay to them a percentage amount equal to all or a portion of these payments, and we pay similar percentage fees on assets allocated to certain portfolios of affiliated investment portfolios. As a result of these arrangements, A.G. Edwards may have an incentive to recommend to its customers the purchase of the contracts for which we pay amounts with respect to the investment portfolios. The fees may vary from investment portfolio to portfolio and they may be significant. It is conceivable that A.G. Edwards may have an incentive to recommend to customers, in connection with the A.G. Edwards asset allocation program, that they allocate purchase payments and account value to the investment portfolios that result in payment of amounts or payment of higher amounts. During 2005, the percentage fees ranged from 0.05% to 0.25%. For more information about the nature and extent of these fees, you should ask your A.G. Edwards registered representative.


Gallatin Asset Management, Inc., an affiliate of A.G. Edwards, serves as the subadviser of the Cyclical Growth and Income ETF Portfolio, the Cyclical Growth ETF Portfolio, the Strategic Growth and Income Portfolio, the Strategic Conservative Growth Portfolio, and the Strategic Growth Portfolio (the "Gallatin-Subadvised Portfolios"). Accordingly, A.G. Edwards may benefit from assets allocated to the Gallatin-Subadvised Portfolios to the extent such assets result in profits to Gallatin Asset Management, Inc. (See the Statement of Additional Information for Met Investors Series Trust for information on the management fees paid to Gallatin Asset Management, Inc. by Met Investors Advisory, LLC, the investment adviser of Met Investors Series Trust.) In addition, pursuant to agreements with A.G. Edwards, we pay to them a percentage fee on assets allocated to the Gallatin-Subadvised Portfolios in this and other contracts issued by us and/or our affiliates. It is conceivable that A.G. Edwards may have an incentive to recommend to customers that they allocate purchase payments and account value to the Gallatin-Subadvised Portfolios.


REQUESTS AND ELECTIONS


We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.


Requests for service may be made:


o  Through your registered representative


o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or


o  By Internet at www.metlifeinvestors.com


All other requests must be in written form, satisfactory to us.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.


Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.


OWNERSHIP


OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.


These rights include the right to:


o  change the beneficiary.


o change the annuitant before the annuity date (subject to our underwriting and administrative rules).


o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The owner is as designated at the time the contract is issued, unless changed.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).


ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under a GMIB rider (see "Annuity Payments (The Income Phase) - Guaranteed Minimum Income Benefit").


ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.



TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company

     Experts

     Custodian

     Distribution

     Calculation of Performance Information

     Annuity Provisions

     Tax Status of the Contracts

     Condensed Financial Information

     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges. Chart 2 presents accumulation unit values for the highest possible combination of such charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)



CHART 1




                        1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS FUND
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  04/30/2005
=============                                                        ==== ==========



                                                                                                        NUMBER OF
                                                                       ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                      UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                       BEGINNING OF       END OF      OUTSTANDING AT
                                                                          PERIOD          PERIOD      END OF PERIOD
                                                                     --------------- --------------- ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                            19.834903       21.251446           0.0000
   01/01/2005                                                            21.251446       22.777274           0.0000
=============                                                            =========       =========      ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                            15.412506       18.206389           0.0000
   01/01/2005                                                            18.206389       21.153435      12,881.7690
=============                                                            =========       =========      ===========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS FUND
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                            48.855332       53.347764           0.0000
   01/01/2005                                                            53.347764       55.594101       1,204.8421
=============                                                            =========       =========      ===========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                             6.960610        8.557905      18,235.9569
   01/01/2005                                                             8.557905       10.764717      49,402.1613
=============                                                            =========       =========      ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                            22.865318       26.352621      10,789.1030
   01/01/2005                                                            26.352621       28.658472      28,338.8117
=============                                                            =========       =========      ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                            11.448289       13.035149      53,642.9682
=============                                                            =========       =========      ===========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                            13.823168       14.565940      16,076.9372
   01/01/2005                                                            14.565940       12.512507           0.0000
=============                                                            =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                       1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  11/19/2004
=============                                                      ==== ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  11/19/2004
=============                                                      ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  04/30/2005
=============                                                      ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  04/30/2005
=============                                                      ==== ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to  12/31/2004
   01/01/2005                                                       to  12/31/2005
=============                                                      ==== ==========



                                                                                                      NUMBER OF
                                                                     ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                    UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                     BEGINNING OF       END OF      OUTSTANDING AT
                                                                        PERIOD          PERIOD      END OF PERIOD
                                                                   --------------- --------------- ---------------
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                          10.000000       10.132557       1,842.5680
=============                                                          =========       =========      ===========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                          10.000000       10.170740       2,324.1314
=============                                                          =========       =========      ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                           6.611150        7.189929      40,070.1428
   01/01/2005                                                           7.189929        8.060860      33,452.9874
=============                                                          =========       =========      ===========
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          14.664335       15.152734      14,203.1147
=============                                                          =========       =========      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          14.953016       16.069205           0.0000
=============                                                          =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          16.137459       17.204948      47,068.6669
   01/01/2005                                                          17.204948       17.236958      58,189.6357
=============                                                          =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                          14.558790       15.650668       8,718.8142
   01/01/2005                                                          15.650668       15.157397           0.0000
=============                                                          =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                          16.605671       17.886929           0.0000
   01/01/2005                                                          17.886929       17.207436           0.0000
=============                                                          =========       =========      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          43.242312       47.937816      25,252.5996
   01/01/2005                                                          47.937816       48.925372      31,803.5491
=============                                                          =========       =========      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                           8.812961        9.792630       1,829.8715
   01/01/2005                                                           9.792630       10.109348       7,489.8750
=============                                                          =========       =========      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                          20.314331       23.683379      18,443.1109
   01/01/2005                                                          23.683379       25.259591      47,248.9759
=============                                                          =========       =========      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                           9.755208       11.208267      50,135.6553
   01/01/2005                                                          11.208267       12.880848      67,347.6876
=============                                                          =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                           1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========



                                                                                                               NUMBER OF
                                                                              ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                             UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                              BEGINNING OF       END OF      OUTSTANDING AT
                                                                                 PERIOD          PERIOD      END OF PERIOD
                                                                            --------------- --------------- ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.999714        9.965778      37,511.8305
   01/01/2005                                                                    9.965778        9.982068       7,711.3921
=============                                                                   =========       =========     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   12.499406       14.361086      28,196.1715
=============                                                                   =========       =========     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                   15.206781       20.864603       7,637.4819
   01/01/2005                                                                   20.864603       20.017625           0.0000
=============                                                                   =========       =========     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    7.877115        8.370190      82,978.8115
   01/01/2005                                                                    8.370190        8.651885      68,633.7770
=============                                                                   =========       =========     ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.676306       12.110712      75,948.0189
   01/01/2005                                                                   12.110712       12.223413     126,487.6084
=============                                                                   =========       =========     ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   12.771613       14.819977         114.9253
   01/01/2005                                                                   14.819977       16.060762         127.8966
=============                                                                   =========       =========     ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    6.284295        7.127233      93,453.5928
   01/01/2005                                                                    7.127233        8.064495     158,264.0268
=============                                                                   =========       =========     ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.999476       14.345408      39,010.3129
   01/01/2005                                                                   14.345408       16.352461      45,870.8643
=============                                                                   =========       =========     ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                    9.998932       10.482927      44,832.8924
=============                                                                   =========       =========     ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                   45.644690       45.825002         487.5318
   01/01/2005                                                                   45.825002       46.209352       7,402.2798
=============                                                                   =========       =========     ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    9.982136       10.094014     121,970.9953
=============                                                                   =========       =========     ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   16.173123       18.207351       5,379.0923
   01/01/2005                                                                   18.207351       18.675545       9,248.0424
=============                                                                   =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                              1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH (Reg. TM) SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========



                                                                                                                    NUMBER OF
                                                                                   ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                                  UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                   BEGINNING OF       END OF      OUTSTANDING AT
                                                                                      PERIOD          PERIOD      END OF PERIOD
                                                                                 --------------- --------------- ---------------
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        10.632445       11.417835       3,144.8481
   01/01/2005                                                                        11.417835       11.891041      12,971.7826
=============                                                                        =========       =========     ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                                        11.077739       11.934370     107,483.4824
   01/01/2005                                                                        11.934370       12.974739     165,953.8569
=============                                                                        =========       =========     ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        11.974762       13.688306           0.0000
   01/01/2005                                                                        13.688306       15.888294           0.0000
=============                                                                        =========       =========     ============
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         8.837372        9.791170         362.3512
   01/01/2005                                                                         9.791170       10.089451      42,902.9428
=============                                                                        =========       =========     ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         9.651722       10.496784      57,078.8029
   01/01/2005                                                                        10.496784       11.764232      92,485.8073
=============                                                                        =========       =========     ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         7.729082        8.573655           0.0000
   01/01/2005                                                                         8.573655        9.047333           0.0000
=============                                                                        =========       =========     ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        11.228408       12.175379      18,360.5142
   01/01/2005                                                                        12.175379       12.779031      49,118.4317
=============                                                                        =========       =========     ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH (Reg. TM) SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                        51.163633       53.195858       9,255.0479
   01/01/2005                                                                        53.195858       55.400156      24,834.1945
=============                                                                        =========       =========     ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        12.470698       13.304023           0.0000
   01/01/2005                                                                        13.304023       14.539868           0.0000
=============                                                                        =========       =========     ============
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        18.835831       19.981733       1,604.9413
   01/01/2005                                                                        19.981733       20.229636       2,055.4805
=============                                                                        =========       =========     ============
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.935368       12.947911         906.6006
   01/01/2005                                                                        12.947911       13.308426      13,905.8715
=============                                                                        =========       =========     ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                           1.30% SEPARATE ACCOUNT PRODUCT CHARGES
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                               to  12/31/2004
   01/01/2005                                                               to  12/31/2005
=============                                                              ==== ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                               to  12/31/2004
   01/01/2005                                                               to  12/31/2005
=============                                                              ==== ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                               to  12/31/2004
   01/01/2005                                                               to  12/31/2005
=============                                                              ==== ==========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                               to  12/31/2004
   01/01/2005                                                               to  12/31/2005
=============                                                              ==== ==========



                                                                                                              NUMBER OF
                                                                             ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                            UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                             BEGINNING OF       END OF      OUTSTANDING AT
                                                                                PERIOD          PERIOD      END OF PERIOD
                                                                           --------------- --------------- ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                  12.162693       12.240853   0.0000
   01/01/2005                                                                  12.240853       12.205636   0.0000
=============                                                                  =========       =========   ======
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                  12.047022       13.152821   0.0000
   01/01/2005                                                                  13.152821       13.436290   0.0000
=============                                                                  =========       =========   ======
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                  45.386183       49.298756   0.0000
   01/01/2005                                                                  49.298756       51.208076   0.0000
=============                                                                  =========       =========   ======
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                  12.398267       14.133934   0.0000
   01/01/2005                                                                  14.133934       15.646903   0.0000
=============                                                                  =========       =========   ======

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2




                        1.90% SEPARATE ACCOUNT PRODUCT CHARGES
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS FUND
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2))
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  04/30/2005
=============                                                        ==== ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                         to  12/31/2005
=============                                                        ==== ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                         to  12/31/2004
   01/01/2005                                                         to  12/31/2005
=============                                                        ==== ==========



                                                                                                        NUMBER OF
                                                                       ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                      UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                       BEGINNING OF       END OF      OUTSTANDING AT
                                                                          PERIOD          PERIOD      END OF PERIOD
                                                                     --------------- --------------- ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                            18.567621       19.814670           0.0000
   01/01/2005                                                            19.814670       21.110699           0.0000
=============                                                            =========       =========      ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                            14.427941       16.975707           0.0000
   01/01/2005                                                            16.975707       19.605943       1,704.8105
=============                                                            =========       =========      ===========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS FUND
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                            43.967239       47.819604           0.0000
   01/01/2005                                                            47.819604       49.535976           0.0000
=============                                                            =========       =========      ===========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                             6.627398        8.115896          43.4601
   01/01/2005                                                             8.115896       10.147894       4,889.9634
=============                                                            =========       =========      ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2))
   05/01/2004                                                            21.275514       24.423028         414.7897
   01/01/2005                                                            24.423028       26.401650         593.8155
=============                                                            =========       =========      ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                            11.223524       12.728544      23,071.7421
=============                                                            =========       =========      ===========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                            13.332967       13.993581         383.4850
   01/01/2005                                                            13.993581       11.997312           0.0000
=============                                                            =========       =========      ===========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                            10.000000       10.117411           0.0000
=============                                                            =========       =========      ===========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                            10.000000       10.155537           0.0000
=============                                                            =========       =========      ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                             6.502177        7.043338      52,651.6041
   01/01/2005                                                             7.043338        7.849430      30,652.0835
=============                                                            =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                           1.90% SEPARATE ACCOUNT PRODUCT CHARGES
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  11/19/2004
=============                                                               ==== ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  11/19/2004
=============                                                               ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                to  12/31/2005
=============                                                               ==== ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                to  12/31/2004
   01/01/2005                                                                to  04/30/2005
=============                                                               ==== ==========



                                                                                                               NUMBER OF
                                                                              ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                             UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                              BEGINNING OF       END OF      OUTSTANDING AT
                                                                                 PERIOD          PERIOD      END OF PERIOD
                                                                            --------------- --------------- ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   13.976263       14.394588       1,268.3102
=============                                                                   =========       =========      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   14.251352       15.265149           0.0000
=============                                                                   =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   15.871678       16.854422      35,697.1623
   01/01/2005                                                                   16.854422       16.785051      21,664.9068
=============                                                                   =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                   13.812031       14.788979       2,055.8101
   01/01/2005                                                                   14.788979       14.294863           0.0000
=============                                                                   =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                   14.849635       15.931923           0.0000
   01/01/2005                                                                   15.931923       15.296730           0.0000
=============                                                                   =========       =========      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   42.529947       46.960946      43,335.8275
   01/01/2005                                                                   46.960946       47.642491      35,702.7341
=============                                                                   =========       =========      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.644194        9.566957           0.0000
   01/01/2005                                                                    9.566957        9.817471       1,331.1677
=============                                                                   =========       =========      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   19.513349       22.659271       2,730.6200
   01/01/2005                                                                   22.659271       24.023204       3,670.0780
=============                                                                   =========       =========      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.594492       10.979856      43,112.9653
   01/01/2005                                                                   10.979856       12.543118      27,905.6679
=============                                                                   =========       =========      ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.834948        9.762657      36,547.8708
   01/01/2005                                                                    9.762657        9.759505           0.0000
=============                                                                   =========       =========      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   12.424258       14.218141       5,965.2938
=============                                                                   =========       =========      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                   14.933150       20.407953       2,972.4299
   01/01/2005                                                                   20.407953       19.541200           0.0000
=============                                                                   =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                           1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                            ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                           UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                            BEGINNING OF         END OF        OUTSTANDING AT
                                                                               PERIOD            PERIOD        END OF PERIOD
                                                                          ---------------   ---------------   ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004        7.747306          8.199570        85,649.8677
   01/01/2005                                            to  12/31/2005        8.199570          8.424977        50,915.5441
=============                                           ==== ==========       =========         =========       ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       11.483951         11.863917        68,264.3976
   01/01/2005                                            to  12/31/2005       11.863917         11.902882        65,754.2998
=============                                           ==== ==========       =========         =========       ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       12.172147         14.068303             0.0000
   01/01/2005                                            to  12/31/2005       14.068303         15.155264             0.0000
=============                                           ==== ==========       =========         =========       ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004        6.180690          6.981901        67,445.9940
   01/01/2005                                            to  12/31/2005        6.981901          7.852952        67,328.3340
=============                                           ==== ==========       =========         =========       ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       11.867701         14.131572        26,728.9689
   01/01/2005                                            to  12/31/2005       14.131572         16.012689        16,206.8614
=============                                           ==== ==========       =========         =========       ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        9.998438         10.440811         1,455.7559
=============                                           ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                            to  12/31/2004       40.305838         40.312488             0.0000
   01/01/2005                                            to  12/31/2005       40.312488         40.408096           380.7047
=============                                           ==== ==========       =========         =========       ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                            to  12/31/2005        9.759091          9.829291        37,883.1841
=============                                           ==== ==========       =========         =========       ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       15.805739         17.723119             0.0000
   01/01/2005                                            to  12/31/2005       17.723119         18.070456             0.0000
=============                                           ==== ==========       =========         =========       ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       10.505123         11.236317         1,752.5087
   01/01/2005                                            to  12/31/2005       11.236317         11.632206         2,631.6626
=============                                           ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                            to  12/31/2004       10.895264         11.691186       101,613.7811
   01/01/2005                                            to  12/31/2005       11.691186         12.634573        76,731.6326
=============                                           ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                              1.90% SEPARATE ACCOUNT PRODUCT CHARGES
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                     to  12/31/2004
   01/01/2005                                                                     to  12/31/2005
=============                                                                    ==== ==========



                                                                                                                    NUMBER OF
                                                                                   ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                                  UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                   BEGINNING OF       END OF      OUTSTANDING AT
                                                                                      PERIOD          PERIOD      END OF PERIOD
                                                                                 --------------- --------------- ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        11.074965       12.609500           0.0000
   01/01/2005                                                                        12.609500       14.548836           0.0000
=============                                                                        =========       =========      ===========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         8.679209        9.577756           0.0000
   01/01/2005                                                                         9.577756        9.810686       2,842.2631
=============                                                                        =========       =========      ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         9.545673       10.340233      68,050.4053
   01/01/2005                                                                        10.340233       11.519694      62,306.4467
=============                                                                        =========       =========      ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         7.499951        8.286461           0.0000
   01/01/2005                                                                         8.286461        8.692126           0.0000
=============                                                                        =========       =========      ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        10.864795       11.734328         653.8961
   01/01/2005                                                                        11.734328       12.242665       4,544.7139
=============                                                                        =========       =========      ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                        46.042512       47.681186         180.5769
   01/01/2005                                                                        47.681186       49.360843       1,845.0847
=============                                                                        =========       =========      ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        11.945157       12.692750           0.0000
   01/01/2005                                                                        12.692750       13.789115           0.0000
=============                                                                        =========       =========      ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        17.791140       18.798576           0.0000
   01/01/2005                                                                        18.798576       18.918267           0.0000
=============                                                                        =========       =========      ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.512421       12.439516           0.0000
   01/01/2005                                                                        12.439516       12.709595       1,995.2079
=============                                                                        =========       =========      ===========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.788139       11.816788           0.0000
   01/01/2005                                                                        11.816788       11.712494           0.0000
=============                                                                        =========       =========      ===========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.597247       12.611500           0.0000
   01/01/2005                                                                        12.611500       12.806465           0.0000
=============                                                                        =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                                                                                                 NUMBER OF
                                                                               ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                              UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                               BEGINNING OF         END OF        OUTSTANDING AT
                                                                                  PERIOD            PERIOD        END OF PERIOD
1.90% SEPARATE ACCOUNT PRODUCT CHARGES                                       ---------------   ---------------   ---------------
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                               to  12/31/2004       41.168501         44.539971          167.7802
   01/01/2005                                               to  12/31/2005       44.539971         45.989065          386.7231
=============                                              ==== ==========       =========         =========          ========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                               to  12/31/2004       11.864131         13.471321            0.0000
   01/01/2005                                               to  12/31/2005       13.471321         14.824452            0.0000
=============                                              ==== ==========       =========         =========          ========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment options are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) Goldman Sachs Variable Insurance Trust:
Goldman Sachs Global Income Fund and Goldman Sachs Internet Tollkeeper Fund (closed effective April 25, 2002); (b) Scudder Variable Series II: Scudder Government & Agency Securities Portfolio and Scudder Small Cap Growth Portfolio (closed effective May 1, 2002); (c) Met Investors Series Trust (Class A): Lord Abbett Growth and Income Portfolio and for contracts issued prior to May 1, 2002, Lord Abbett Bond Debenture Portfolio (closed effective May 1, 2004) and for contracts issued prior to May 1, 2003, Lord Abbett Mid-Cap Value Portfolio, MFS (Reg. TM) Research International Portfolio; T. Rowe Price Mid-Cap Growth Portfolio (closed effective May 1, 2004); Third Avenue Small Cap Value Portfolio (closed effective May 1, 2005); (d) PIMCO Variable Insurance Trust (Administrative Class): PIMCO VIT Total Return Portfolio (closed effective November 22, 2004); (e) AIM Variable Insurance Funds (Series II Shares): AIM V.I. Capital Appreciation Fund (closed effective May 1, 2006); and (f) AIM Variable Insurance Funds (Series I Shares): AIM V.I. Capital Appreciation Fund (closed effective November 13, 2006).


Effective as of April 28, 2003, the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS (Reg. TM) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio. Effective as of May 1, 2004, the MFS (Reg. TM) Research Managers Portfolio was merged into the MFS (Reg. TM) Investors Trust Portfolio, both of the Metropolitan Series Fund, Inc.


Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: for contracts issued on or after May 1, 2002, the AIM V.I. Premier Equity Fund (Series II) was replaced with the Lord Abbett Growth and Income Fund (Class B); (b) AllianceBernstein Variable Products Series Fund, Inc. (Class B): the AllianceBernstein Premier Growth Portfolio was replaced with the Janus Aggressive Growth Portfolio (Class B) of the Met Investors Series Trust; the AllianceBernstein Value Portfolio (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust; and the AllianceBernstein Small Cap Value Portfolio (closed effective May 1, 2003) was replaced with the Third Avenue Small Cap Value Portfolio (Class B) of the Met Investors Series Trust;
(c) American Century Variable Portfolios, Inc.: the American Century VP Income & Growth Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; the American Century VP Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Mid-Cap Value Portfolio (Class A) of the Met Investors Series Trust; and the American Century VP International Fund (closed effective May 1,
2003) was replaced with the MFS (Reg. TM) Research International Portfolio (Class A) of the Met Investors Series Trust; (d) Dreyfus Variable Investment Fund (Service Shares): the Dreyfus VIF - Disciplined Stock Portfolio (closed effective May 1, 2003) and the Dreyfus VIF - Appreciation Portfolio (closed effective May 1, 2003) were replaced with the Oppenheimer Capital Appreciation Portfolio (Class B) of the Met Investors Series Trust; (e) Franklin Templeton Variable Insurance Products Trust (Class 2): the Franklin Small Cap Fund (closed effective May 1, 2004) was replaced with the T. Rowe Price Small Cap Growth Fund (Class B) of the Metropolitan Series Fund, Inc.; and the Mutual Shares Securities Fund (closed effective May 1, 2004) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust; (f) Goldman Sachs Variable Insurance Trust ("GSVIT"): the GSVIT Growth and Income Fund (closed effective May 1, 2002) was replaced with the Lord Abbett Growth and Income Fund (Class A) of the Met Investors Series Trust; and the GSVIT International Equity Fund (closed effective May 1, 2002) was replaced with the MFS (Reg. TM) Research International Portfolio (Class A) of the Met Investors Series Trust; (g) INVESCO Variable Investment Funds, Inc.: the INVESCO VIF-Dynamics Fund (closed effective May 1, 2003) was replaced with the
T. Rowe Price Mid-Cap Growth Portfolio (Class A) of the Met Investors Series Trust; and the INVESCO VIF-High Yield Fund (closed effective May 1, 2002) was replaced with the Lord Abbett Bond Debenture Portfolio (Class A) of Met

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

Investors Series Trust; (h) Liberty Variable Investments: the Newport Tiger Fund, Variable Series (Class A) (closed effective May 1, 2002) was replaced with the MFS (Reg. TM) Research International Portfolio (Class A) of the Met Investors Series Trust; (i) MFS (Reg. TM) Variable Insurance Trust (Service Class): MFS (Reg. TM) Research Series (closed effective May 1, 2003) was replaced with the Oppenheimer Capital Appreciation Portfolio (Class B) of the Met Investors Series Trust; MFS (Reg. TM) Emerging Growth Series (closed effective May 1, 2004) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class B) of the Metropolitan Series Fund; and the MFS (Reg. TM) Strategic Income Series (closed effective May 1, 2004) was replaced with the Salomon Brothers Strategic Bond Opportunities Portfolio (Class B) of the Metropolitan Series Fund; (j) Putnam Variable Trust (Class B): Putnam VT New Value Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Fund (Class B) of the Met Investors Series Trust; and the Putnam VT International New Opportunities Fund (closed effective May 1, 2003) was replaced with the MFS (Reg. TM) Research International Portfolio of the Met Investors Series Trust; (k) Scudder Variable Series I, (Class B): the Scudder International Portfolio (closed effective May 1, 2003) was replaced with the MFS (Reg. TM) Research International Portfolio (Class B) of the Met Investors Series Trust.


Effective as of November 22, 2004, the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Select Equity Portfolio of the Met Investors Series Trust was merged into the Capital Guardian U.S. Equity Portfolio of the Metropolitan Series Fund, Inc.; and J.P. Morgan Quality Bond Portfolio of the Met Investors Series Trust was merged into the PIMCO Total Return Portfolio of the Met Investors Series Trust.


Effective as of May 1, 2005, the Money Market Portfolio of the Met Investors Series Trust merged into the BlackRock Money Market Portfolio of the Metropolitan Series Fund, Inc.


Effective as of May 1, 2005, the following investment portfolios were replaced:
(a) AIM Variable Insurance Funds: the AIM V.I. Premier Equity Fund (Series I) was replaced with the Lord Abbett Growth and Income Portfolio (Class A) of the Met Investors Series Trust; (b) AllianceBernstein Variable Products Series Fund, Inc.: the AllianceBernstein Real Estate Investment Portfolio (Class B) was replaced with the Neuberger Berman Real Estate Portfolio (Class B) of the Met Investors Series Trust; (c) the Dreyfus Stock Index Fund (Service Class) was replaced with the MetLife Stock Index Portfolio (Class B) of the Metropolitan Series Fund, Inc.; (d) MFS (Reg. TM) Variable Insurance Trust: the MFS (Reg. TM) High Income Series (Service Class) was replaced with the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust; and the MFS (Reg. TM) New Discovery Series (Service Class) was replaced with the Met/AIM Small Cap Growth Portfolio (Class B) of the Met Investors Series Trust; (e) Putnam Variable Trust: the Putnam VT International Equity Fund (Class IB) was replaced with the MFS (Reg. TM) Research International Portfolio (Class B) of the Met Investors Series Trust; (f) Scudder Variable Series II: the SVS Dreman Small Cap Value Portfolio (Class A) was replaced with the Third Avenue Small Cap Value Portfolio (Class A) of the Met Investors Series Trust; and (g) Fidelity Variable Insurance Products: the VIP High Income Portfolio (Service Class 2) was replaced with the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust.


Effective as of May 1, 2006, the MFS (Reg. TM) Investors Trust Portfolio (Class
B) of the Metropolitan Series Fund, Inc. merged into the Legg Mason Value Equity Portfolio (Class B) of the Met Investors Series Trust.


Effective as of May 1, 2006, Fidelity Variable Insurance Products: VIP Growth Portfolio (Service Class 2) was replaced with the T. Rowe Price Large Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.


Effective as of May 1, 2006, the following investment portfolios were renamed:
(a) Metropolitan Series Fund, Inc.: Salomon Brothers Strategic Bond Opportunities Portfolio (Class B) was renamed Metropolitan Series Fund, Inc.:
Western Asset Management Strategic Bond Opportunities Portfolio (Class B); (b) Scudder Variable Series II: Scudder Government & Agency Securities Portfolio (closed effective May 1, 2002) was renamed DWS Variable Series II: DWS Government & Agency Securities Portfolio (closed effective May 1, 2002); and
(c) Scudder Variable Series II: Scudder Small Cap Growth Portfolio (closed effective May 1, 2002) was renamed DWS Variable Series II: DWS Small Cap Growth Portfolio (closed effective May 1, 2002).

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


AIM VARIABLE INSURANCE FUNDS (SERIES II SHARES)


AIM Variable Insurance Funds is a mutual fund with multiple portfolios. AIM Advisors, Inc. is the investment adviser to each portfolio. The following Series II portfolios are available under the contract:


AIM V.I. INTERNATIONAL GROWTH FUND


INVESTMENT OBJECTIVE: The Fund's investment objective is to provide long-term growth of capital.


FIDELITY VARIABLE INSURANCE PRODUCTS (SERVICE CLASS 2)


Fidelity Variable Insurance Products is a variable insurance product portfolio fund with multiple portfolios. Fidelity Management & Research Company is the investment manager. FMR Co., Inc. is the subadviser for the fund. The following Service Class 2 portfolios are available under the contract:


VIP EQUITY-INCOME PORTFOLIO


INVESTMENT OBJECTIVE: The Equity-Income Portfolio seeks reasonable income. The fund will also consider the potential for capital appreciation.


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)


Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. The portfolios available in connection with your contract are Class 2 shares. Templeton Asset Management Ltd. is the investment adviser for the Templeton Developing Markets Securities Fund and Templeton Investment Counsel, LLC is the investment adviser for the Templeton Foreign Securities Fund. The following Class 2 portfolios are available under the contract:


TEMPLETON DEVELOPING MARKETS SECURITIES FUND


INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital appreciation. Under normal market conditions, the Fund will invest at least 80% of its net assets in emerging market investments. Emerging market investments generally include equity securities that trade in emerging markets or are issued by companies that derive significant revenue from goods, services, or sales produced, or have their principal activities or significant assets in emerging market countries.


TEMPLETON FOREIGN SECURITIES FUND


INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)


Met Investors Series Trust is managed by Met Investors Advisory, LLC. which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:


MET/AIM CAPITAL APPRECIATION PORTFOLIO (CLASS A)


SUBADVISER: AIM Capital Management, Inc.


INVESTMENT OBJECTIVE: The Met/AIM Capital Appreciation Portfolio seeks long-term growth of capital.


MET/AIM SMALL CAP GROWTH PORTFOLIO


SUBADVISER: AIM Capital Management, Inc.


INVESTMENT OBJECTIVE: The Met/AIM Small Cap Growth Portfolio seeks long-term growth of capital.


CYCLICAL GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Cyclical Growth and Income ETF Portfolio seeks growth of capital and income.

CYCLICAL GROWTH ETF PORTFOLIO


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Cyclical Growth ETF Portfolio seeks growth of capital.


LEGG MASON AGGRESSIVE GROWTH PORTFOLIO (formerly Janus Aggressive Growth Portfolio)


SUBADVISER: ClearBridge Advisors, LLC (formerly Janus Capital Management LLC)


INVESTMENT OBJECTIVE: The Legg Mason Aggressive Growth Portfolio seeks long-term growth of capital.


LEGG MASON VALUE EQUITY PORTFOLIO


SUBADVISER: Legg Mason Capital Management, Inc.


INVESTMENT OBJECTIVE: The Legg Mason Value Equity Portfolio seeks long-term capital appreciation.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT GROWTH AND INCOME PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.


LORD ABBETT MID-CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: MFS (Reg. TM) Investment Management


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


NEUBERGER BERMAN REAL ESTATE PORTFOLIO


SUBADVISER: Neuberger Berman Management, Inc.


INVESTMENT OBJECTIVE: The Neuberger Berman Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.


OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO


SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO


SUBADVISER: Putnam Investment Management, LLC


INVESTMENT OBJECTIVE: The Met/Putnam Capital Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of small and mid-sized companies.


T. ROWE PRICE MID-CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Mid-Cap Growth Portfolio seeks to provide long-term growth of capital.


THIRD AVENUE SMALL CAP VALUE PORTFOLIO


SUBADVISER: Third Avenue Management LLC.


INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.

VAN KAMPEN COMSTOCK PORTFOLIO


SUBADVISER: Morgan Stanley Investment Management Inc.


INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.


VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)


SUBADVISER: Morgan Stanley Investment Management Inc. (formerly Lord, Abbett & Co. LLC)


INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, are available under the contract:


BLACKROCK BOND INCOME PORTFOLIO


SUBADVISER: BlackRock Advisors, Inc.


INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.


BLACKROCK MONEY MARKET PORTFOLIO


SUBADVISER: BlackRock Advisors, Inc.


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio. During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


BLACKROCK STRATEGIC VALUE PORTFOLIO


SUBADVISER:BlackRock Advisors, Inc.


INVESTMENT OBJECTIVE: The BlackRock Strategic Value Portfolio seeks a high total return, consisting principally of captial appreciation.


CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO


SUBADVISER: Capital Guardian Trust Company


INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L. P. may delegate any of its responsibilities to Davis Selected Advisers-NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.


FI INTERNATIONAL STOCK PORTFOLIO


SUBADVISER: Fidelity Management & Research Company


INVESTMENT OBJECTIVE: The FI International Stock Portfolio seeks long-term growth of capital.


FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO


SUBADVISER: Franklin Advisers, Inc.


INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.


JENNISON GROWTH PORTFOLIO


SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.


METLIFE STOCK INDEX PORTFOLIO


SUBADVISER: Metropolitan Life Insurance Company


INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to equal the performance of the Standard & Poor's 500 Composite Stock Price Index.


T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Growth Portfolio seeks long-term growth of capital and, secondarily, dividend income.


T. ROWE PRICE SMALL CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Small Cap Growth Portfolio seeks long-term capital growth.

WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES PORTFOLIO (formerly, Salomon Brothers Strategic Bond Opportunities Portfolio)


SUBADVISER: Western Asset Management Company (formerly, Salomon Brothers Asset Management Inc)


INVESTMENT OBJECTIVE: The Western Asset Management Strategic Bond Opportunities Portfolio seeks to maximize total return consistent with preservation of capital.


PIMCO VARIABLE INSURANCE TRUST (ADMINISTRATIVE CLASS)


PIMCO Variable Insurance Trust is a mutual fund with multiple portfolios. Pacific Investment Management Company LLC is the investment adviser to each portfolio. The following Administrative Class portfolios are available under the contract:


PIMCO VIT HIGH YIELD PORTFOLIO


INVESTMENT OBJECTIVE: The High Yield Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management. The High Yield Portfolio invests at least 80% of its assets in a diversified portfolio of high yield securities ("junk bonds") rated below investment grade but rated at least Caa by Moody's or CCC by S&P, or, if unrated, determined by PIMCO to be of comparable quality subject to a maximum of 5% of its total assets in securities rated Caa by Moody's or CCC by S&P, or if unrated, determined by PIMCO to be of comparable quality.


PIMCO VIT LOW DURATION PORTFOLIO


INVESTMENT OBJECTIVE: The Low Duration Portfolio seeks to maximize total return, consistent with preservation of capital and prudent investment management. The Low Duration Portfolio invests under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income instruments of varying maturities.


PIMCO VIT STOCKSPLUS GROWTH AND INCOME PORTFOLIO


INVESTMENT OBJECTIVE: The StocksPLUS Growth and Income Portfolio seeks to achieve a total return which exceeds the total return performance of the S&P
500. The StocksPLUS Growth and Income Portfolio invests in common stocks, options, futures, options on futures and swaps. Under normal market conditions, the Portfolio invests substantially all of its assets in S&P 500 derivatives, backed by a portfolio of fixed income instruments.


PUTNAM VARIABLE TRUST (CLASS IB)


Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:


PUTNAM VT GROWTH AND INCOME FUND


INVESTMENT OBJECTIVE: The Fund seeks capital growth and current income.


PUTNAM VT VISTA FUND


INVESTMENT OBJECTIVE: The Fund seeks capital appreciation.


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO*


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO*


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


MET INVESTORS SERIES TRUST - GALLATIN ASSET ALLOCATION PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios and Met Investors Series Trust - MetLife Asset Allocation Program Portfolios listed above, the following Class B portfolios are also available under the contract:


STRATEGIC GROWTH AND INCOME PORTFOLIO*


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Strategic Growth and Income Portfolio seeks both growth of capital and income where growth takes precedence over income.

STRATEGIC CONSERVATIVE GROWTH PORTFOLIO*


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Strategic Conservative Growth Portfolio seeks primarily growth of capital with a level of risk expected to be less than that of an investor fully invested in stocks.


STRATEGIC GROWTH PORTFOLIO*


SUBADVISER: Gallatin Asset Management, Inc.


INVESTMENT OBJECTIVE: The Strategic Growth Portfolio seeks growth of capital.


* This portfolio is expected to be available on or about November 13, 2006.

APPENDIX C

EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS

In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.


6-MONTH EDCA

The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.



                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA

The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x


(1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.



                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D

DESCRIPTION OF GMIB I

You can only elect the GMIB I at the time you purchase the contract and if you are age 75 or less. Once elected, the rider cannot be terminated except as described below. The GMIB I may be exercised after a 10 year waiting period, up through age 85, within 30 days following a contract anniversary.


INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:


(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The Highest Anniversary Value is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased for subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.


(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:


    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;


    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:


         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal; or



         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.


(c) An amount equal to the withdrawal charge which would be assessed upon a complete withdrawal plus premium and other taxes.


It is possible that the income base can be greater than your account value. The income base is not available for withdrawals and is only used for purposes of calculating the GMIB I payments and charges for the GMIB I rider.


OWNERSHIP. While the GMIB I rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then annuitant will be deemed to be the owner in determining the income base and GMIB I payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.


Upon the exercise of the GMIB I, your annuity payments will be the greater of:


o The annuity payment determined by applying the amount of the Income Base to the GMIB Annuity Table; or


o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

EXERCISING THE GMIB I RIDER. When you elect to receive annuity payments under the GMIB I, you have your choice of two fixed annuity options:


o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or


o  A joint survivor life annuity with 10 year period certain.


TERMINATING THE GMIB I RIDER. The GMIB I rider will terminate upon the earliest of:


o The date you elect to receive annuity payments either under the GMIB I rider or the contract;


o The 30th day following the contract anniversary immediately after your 85th birthday;


o  The date you make a complete withdrawal of your account value;


o Death of the owner or death of the annuitant if a non-natural person owns the contract; or


o  Change of the owner, for any reason, unless we otherwise agree.


MetLife Investors currently waives the contractual requirement that terminates the GMIB I rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB I rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB I rider.


When the GMIB I rider terminates, the corresponding GMIB I rider charge terminates.

APPENDIX E

GUARANTEED MINIMUM INCOME BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Minimum Income Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.


(1) THE 5% ANNUAL INCREASE AMOUNT


    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------


    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]






    Determining your guaranteed lifetime income stream
    --------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


[GRAPHIC APPEARS HERE]






(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")


    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------


    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.


[GRAPHIC APPEARS HERE]

    Determining your guaranteed lifetime income stream
    --------------------------------------------------


    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Guaranteed Minimum Income Benefit Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GUARANTEED MINIMUM INCOME BENEFIT PAYMENT AND THE CHARGE FOR THE BENEFIT.


[GRAPHIC APPEARS HERE]






(3) PUTTING IT ALL TOGETHER


    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Guaranteed Minimum Income Benefit may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.


[GRAPHIC APPEARS HERE]






    With the Guaranteed Minimum Income Benefit, the Income Base is applied to special, conservative Guaranteed Minimum Income Benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Guaranteed Minimum Income Benefit, you will have paid for the Guaranteed Minimum Income Benefit although it was never used.


[GRAPHIC APPEARS HERE]

APPENDIX F

GUARANTEED WITHDRAWAL BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.


A.   How Withdrawals Affect the Benefit Base


  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 ($100,000 + 5% GWB Bonus Amount). Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $105,000 - $10,000 = $95,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $95,000, no further reduction to the Benefit Base is made.


  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $95,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $95,000, a further reduction of the $15,000 difference is made, bringing the Benefit Base to $80,000.


B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment


An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%). If $7,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $70,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $70,000 + $10,000 + (5% x $10,000) = $80,500. The Annual Benefit Payment would be reset to the greater of a) $7,350 (the Annual Benefit Payment before the second purchase payment) and b) $5,635 (7% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $7,350.


C.   How Withdrawals Affect the Annual Benefit Payment


  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $6,300 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $6,300.


  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350, the Annual Benefit Payment would be reset to the lower of a) $7,350 (the Annual Benefit Payment before the withdrawal) and b) $9,800 (7% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $7,350.


D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount


An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $105,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $70,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $70,000 + $10,000 + (5% x

$10,000) = $80,500. The Guaranteed Withdrawal Amount would be reset to the greater of a) $105,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $80,500 (the Benefit Base after the second purchase payment). In this case, the Guaranteed Withdrawal Amount would remain at $105,000.


E.   Putting It All Together


     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment


An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $7,350 at this time, your account value would be reduced to $50,000 - $7,350 = $42,650. Your Benefit Base would be reduced to $82,950 - $7,350 = $75,600. Since the withdrawal of $7,350 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $105,000 and the Annual Benefit Payment would remain at $7,350.


[GRAPHIC APPEARS HERE]

              Annual Benefit       Actual          Account      Benefit
                 Payment        Withdrawals         Value        Base
                 -------        -----------        -------      -------
 0                    0                0           100,000      105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350            7,350            42,650       75,600
 5                7,350            7,350            35,300       68,250
 6                7,350            7,350            27,950       60,900
 7                7,350            7,350            20,600       53,550
 8                7,350            7,350            13,250       46,200
 9                7,350            7,350             5,900       38,850
10                7,350            7,350                 0       31,500
11                7,350            7,350                 0       24,150
12                7,350            7,350                 0       16,800
13                7,350            7,350                 0        9,450
14                7,350            7,350                 0        2,100
15                2,100            2,100                 0            0
16
17
18

  2.   When Withdrawals Do Exceed the Annual Benefit Payment


An initial purchase payment is made of $100,000. The initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000, and the Annual Benefit Payment would be $7,350. Assume that the Benefit Base was reduced to $82,950 due to 3 years of withdrawing $7,350 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $82,950 - $10,000 = $72,950. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $7,350 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $7,350 and 7% x $40,000 = $2,800. The Guaranteed Withdrawal Amount would remain at $105,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.


[GRAPHIC APPEARS HERE]

              Annual Benefit       Actual          Account      Benefit
                 Payment        Withdrawals         Value        Base
                 -------        -----------        -------      -------
 0                   $0               $0          $100,000     $105,000
 1                7,350            7,350            85,000       97,650
 2                7,350            7,350            68,000       90,300
 3                7,350            7,350            50,000       82,950
 4                7,350           10,000            40,000       40,000
 5                2,800            2,800            37,200       37,200
 6                2,800            2,800            34,400       34,400
 7                2,800            2,800            31,600       31,600
 8                2,800            2,800            28,800       28,800
 9                2,800            2,800            26,000       26,000
10                2,800            2,800            23,200       23,200
11                2,800            2,800            20,400       20,400
12                2,800            2,800            17,600       17,600
13                2,800            2,800            14,800       14,800
14                2,800            2,800            12,000       12,000
15                2,800            2,800             9,200        9,200
16                2,800            2,800             6,400        6,400
17                2,800            2,800             3,600        3,600
18                2,800            2,800               800          800


F. How the Optional Reset Works If Elected on the 5th Contract Anniversary (may be elected prior to age 86) - GWB I


Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.


The account value on the fifth contract anniversary grew due to market performance to $195,850. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $195,850, and the Annual Benefit Payment would become 7% x $195,850 = $13,710.


The account value on the tenth contract anniversary grew due to market performance to $250,488. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $250,488, and the Annual Benefit Payment would become 7% x $250,488 = $17,534.

The account value on the fifteenth contract anniversary grew due to market performance to $395,016. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $395,016, and the Annual Benefit Payment would become 7% x $395,016 = $27,651.


The period of time over which the Annual Benefit Payment may be taken would be lengthened.


[GRAPHIC APPEARS HERE]

              Annual Benefit     Cumulative       Account
                Payment         Withdrawals        Value
              --------------    -----------       -------
 1              $ 7,350.00      $  7,350.00      $105,000.00
 2                7,350.00        14,700.00       125,000.00
 3                7,350.00        22,050.00       130,000.00
 4                7,350.00        29,400.00       145,000.00
 5                7,350.00        36,750.00       185,000.00
 6               13,709.50        50,459.50       195,850.00
 7               13,709.50        64,169.00       175,000.00
 8               13,709.50        77,878.50       185,200.00
 9               13,709.50        91,588.00       189,300.00
10               13,709.50       105,297.50       205,200.00
11               17,534.16       122,831.70       250,488.00
12               17,534.16       140,365.80       260,322.00
13               17,534.16       157,900.00       245,000.00
14               17,534.16       175,434.10       285,000.00
15               17,534.16       192,968.30       315,000.00
16               27,651.12       220,619.40       395,016.00
17               27,651.12       248,270.50       410,100.00
18               27,651.12       275,921.70       425,200.00
19               27,651.12       303,572.80       420,200.00
20               27,651.12       331,223.90       452,000.00


G. How the Optional Reset Works If Elected on the 3rd Contract Anniversary (may be elected prior to age 86) - ENHANCED GWB


Assume that a contract had an initial purchase payment of $100,000 and the fee is .50%. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.


The account value on the third contract anniversary grew due to market performance to $148,350. Assume the fee remains at .50%. If an Optional Reset is elected, the charge would remain at .50%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $148,350, and the Annual Benefit Payment would become 7% x $148,350 = $10,385.


The account value on the sixth contract anniversary grew due to market performance to $179,859. Assume the fee has been increased to .60%. If an Optional Reset is elected, the charge would increase to .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $179,859, and the Annual Benefit Payment would become 7% x $179,859 = $12,590.

The account value on the ninth contract anniversary grew due to market performance to $282,582. Assume the fee is still .60%. If an Optional Reset is elected, the charge would remain at .60%, the Guaranteed Withdrawal Amount and the Benefit Base would both be reset to $282,582, and the Annual Benefit Payment would become 7% x $282,582 = $19,781.


The period of time over which the Annual Benefit Payment may be taken would be lengthened.


[GRAPHIC APPEARS HERE]

               Annual
              Benefit    Cumulative    Account
              Payment    Withdrawals    Value
              -------    -----------   -------
1               7350         7350      105000
2               7350        14700      125000
3               7350        22050      130000
4              10385        32435      148350
5              10385        42819      185000
6              10385        53204      195000
7              12590        65794      179859
8              12590        78384      210000
9              12590        90974      223000
10             19781       110755      282582
11             19781       130535      270000
12             19781       150316      278000
13                 0            0      315000


H. How an Optional Reset May Increase the Benefit Base While Decreasing the Guaranteed Withdrawal Amount and Annual Benefit Payment


Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000, the Guaranteed Withdrawal Amount would be $105,000 and the Annual Benefit Payment would be $7,350.


Assume that the Benefit Base is reduced to $70,000 due to 5 years of withdrawing $7,000 each year, but also assume that, due to positive market performance, the account value at the end of 5 years is $80,000. If an Optional Reset is elected, the Benefit Base would be reset from $70,000 to $80,000, the Guaranteed Withdrawal Amount would be reduced from $105,000 to $80,000, and the Annual Benefit Payment would be reduced from $7,350 to $5,600 ($80,000 x 7%).


Under these circumstances, the Optional Reset increases the Benefit Base (the remaining amount of money you are guaranteed to receive) by $10,000, but also reduces the Annual Benefit Payment, thereby lengthening the period of time over which you will receive the money. This Optional Reset also reduces the Guaranteed Withdrawal Amount, against which the GWB rider charge is calculated. If the GWB rider charge fee rate does not increase in connection with the Optional Reset, the reduced Guaranteed Withdrawal Amount will result in a reduction in the amount of the annual GWB rider charge.

I.   Annual Benefit Payment Continuing When Account Value Reaches Zero


Assume that a contract had an initial purchase payment of $100,000. The initial account value would be $100,000, the initial Benefit Base would be $105,000 and the initial Annual Benefit Payment would be $7,350 ($105,000 x 7%).


Assume that the Benefit Base was reduced to $31,500 due to 10 years of withdrawing $7,350 each year and assume that the account value was further reduced to $0 at year 11 due to poor market performance. We would commence making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Benefit Base is exhausted.


In this situation (assuming monthly payments), there would be 51 payments of $612.50 and a final payment of $262.50, which, in sum, would deplete the $31,500 Benefit Base. The total amount withdrawn over the life of the contract would then be $105,000.


[GRAPHIC APPEARS HERE]

         Annual
         Benefit        Account          Benefit
         Payment         Value            Base
         --------      ---------        ---------
1        $7,350         $100,000        $105,000
2         7,350           73,000          97,650
3         7,350           52,750          90,300
4         7,350         37,562.5          82,950
5         7,350        26,171.88          75,600
6         7,350        17,628.91          68,250
7         7,350        11,221.68          60,900
8         7,350         6,416.26          53,550
9         7,350        2,812.195          46,200
10        7,350         109.1461          38,850
11        7,350                0          31,500
12        7,350                0          24,150
13        7,350                0          16,800
14        7,350                0           9,450
15        2,100                0           2,100
16            0                                0

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                        SUPPLEMENT DATED NOVEMBER 9, 2009
          TO THE PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement updates information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in the prospectus.

I.   COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     . There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     . Your Account Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     . The investment portfolios available under your Contract have not changed as a result of the Combination.

     . Your Account Value is allocated to the same investment portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     . The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same investment portfolio and illustrate unit values as a range.

If you have any questions, please contact us at (800) 709-2811.

                                                                 SUPP-ACC51109AB

II.  THE ANNUITY CONTRACT

The prospectus describes all material features and benefits of the contract. The language in the prospectus determines your rights under the federal securities laws.

III. INVESTMENT OPTIONS

Each investment portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING (800) 709-2811 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the investment portfolios.

IV.  OTHER INFORMATION

The paragraph appearing in this section under the sub-heading "MetLife Investors," relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.


The last sentence of the third paragraph under the "MetLife Investors" sub-heading, relating to the guarantee provided by General American Life Insurance Company (General American Life), is revised to read as follows:

"With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934 (the 'Act') to not file reports under the Act."


        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                         SUPPLEMENT DATED MAY 1, 2009
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and Class B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

   Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit--Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the spousal continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

2. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliate MetLife Advisers, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some

                                                                 SUPP-AC5AB0509
   advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the adviser. (See the prospectuses for the investment portfolios for information on the management fees paid by the investment portfolios and the Statements of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

   Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Other Information--Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend (including through inclusion of portfolios in any asset allocation models they develop) and may benefit accordingly from the allocation of account value to such investment portfolios.

   We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series (Reg. TM). (See "Other Information--Distributor.")

   WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

Replace the sections from the "American Funds Insurance Series (Class 2)" heading to before the "Transfers" heading with the following:

   AMERICAN FUNDS INSURANCE SERIES (REG. TM) (CLASS 2)

   American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

       American Funds Global Growth Fund
       American Funds Global Small Capitalization Fund
       American Funds Growth Fund

   MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

   Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. (Met Investors Advisory, LLC, the former investment manager of Met Investors Series Trust, merged into MetLife Advisers on May 1, 2009.) MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

       BlackRock High Yield Portfolio*
       BlackRock Large Cap Core Portfolio*
       Clarion Global Real Estate Portfolio
       Dreman Small Cap Value Portfolio
       Lazard Mid Cap Portfolio
       Lord Abbett Bond Debenture Portfolio
       Lord Abbett Growth and Income Portfolio
       Lord Abbett Mid Cap Value Portfolio
       Met/Franklin Mutual Shares Portfolio
       Met/Templeton Growth Portfolio
       MFS (Reg. TM) Emerging Markets Equity Portfolio
       MFS (Reg. TM) Research International Portfolio
       Oppenheimer Capital Appreciation Portfolio

       PIMCO Inflation Protected Bond Portfolio*
       PIMCO Total Return Portfolio
       Pioneer Fund Portfolio (Class A)
       Pioneer Strategic Income Portfolio (Class A)
       Van Kampen Comstock Portfolio
       Van Kampen Mid Cap Growth Portfolio

   *These portfolios are not available for investment prior to May 4, 2009.

   METROPOLITAN SERIES FUND, INC.

   Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following portfolios are available under the contract:

       BlackRock Bond Income Portfolio (Class B)
       BlackRock Legacy Large Cap Growth Portfolio (Class A)*
       BlackRock Money Market Portfolio (Class B)
       Davis Venture Value Portfolio (Class E)
       Loomis Sayles Small Cap Growth Portfolio (Class B) (formerly Franklin Templeton Small Cap Growth Portfolio)
       Met/Dimensional International Small Company Portfolio (Class B)*
       MFS (Reg. TM) Total Return Portfolio (Class B)
       MFS (Reg. TM) Value Portfolio (Class B)
       Oppenheimer Global Equity Portfolio (Class B)

   *These portfolios are not available for investment prior to May 4, 2009.

   MET INVESTORS SERIES TRUST--METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

       MetLife Defensive Strategy Portfolio
       MetLife Moderate Strategy Portfolio
       MetLife Balanced Strategy Portfolio
       MetLife Growth Strategy Portfolio
       MetLife Aggressive Strategy Portfolio

   MET INVESTORS SERIES TRUST--FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:

       Met/Franklin Templeton Founding Strategy Portfolio

   MET INVESTORS SERIES TRUST--SSGA ETF PORTFOLIOS (CLASS B)

   In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

       SSgA Growth and Income ETF Portfolio*
       SSgA Growth ETF Portfolio*

   *These portfolios are not available for investment prior to May 4, 2009.

In the "Market Timing" subsection in the "Transfers" section, replace the list of Monitored Portfolios with the following:

   the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, the BlackRock High Yield Portfolio, the Clarion Global Real Estate Portfolio, the Dreman Small Cap Value Portfolio, the Lord Abbett Bond Debenture Portfolio, the Met/Templeton Growth Portfolio, the MFS (Reg.
   TM) Emerging Markets Equity Portfolio, the MFS (Reg. TM) Research International Portfolio, the Pioneer Strategic Income Portfolio, the Loomis Sayles Small Cap Growth Portfolio, the Met/Dimensional International Small Company Portfolio, and the Oppenheimer Global Equity Portfolio

3. ANNUITY PAYMENTS (THE INCOME PHASE)

In the "ANNUITY PAYMENTS (THE INCOME PHASE)" section, replace the text between the "Option 5. Payments for a Designated Period" paragraph and the "Lifetime Income Solution and Guaranteed Minimum Income Benefit" heading with the following:

   We may require proof of age or sex of an annuitant before making any annuity payments under the contract that are measured by the annuitant's life. If the age or sex of the annuitant has been misstated, the amount payable will be the amount that the account value would have provided at the correct age or sex. Once annuity payments have begun, any underpayments will be made up in one sum with the next annuity payment. Any overpayments will be deducted from future annuity payments until the total is repaid.

   You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period annuity option (Option 5). You may not commute the fixed Payments for a Designated Period annuity option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving annuitant. Upon the death of the last surviving annuitant, the beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable annuity options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed annuity options, the calculation of the commuted value will be done using the then current annuity option rates.

   There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (i.e., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")

   Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.

   In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

   In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

   VARIABLE ANNUITY PAYMENTS

   The Adjusted Contract Value (the account value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a business day no more than five
   (5) business days before the annuity date. The first variable annuity payment will be based upon the Adjusted Contract Value, the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate variable annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and annuity option elected. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.

   The dollar amount of variable annuity payments after the first payment is determined as follows:

       . The dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, and the number of annuity units will be adjusted for transfers to a fixed annuity option.

          Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.

       . The fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

       . The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.

   ANNUITY UNIT. The initial annuity unit value for each investment portfolio of the Separate Account was set by us. The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor (see the Statement of Additional Information for a definition) for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which represents the daily equivalent of the AIR you elected.

   FIXED ANNUITY PAYMENTS

   The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the annuity date will be used to determine a fixed annuity payment. The annuity payment will be based upon the annuity option elected, the annuitant's age, the annuitant's sex (where permitted by law), and the appropriate annuity option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current annuity option rates applicable to this class of contracts provide an annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made. You may not make a transfer from the fixed annuity option to the variable annuity option.

In the "Description of LIS" section, replace item (2) under the "Exercising the LIS Rider" heading with the following:

   (2) Joint and last survivor annuity with 10 years of annuity payments guaranteed. Based on federal tax rules, this option is not available for Qualified Contracts where the difference in ages of the joint annuitants, who are not spouses, is greater than 10 years.

4. LIVING BENEFITS

In the "LIVING BENEFITS" section, under "Guaranteed Withdrawal Benefit" replace the third paragraph after the "Annual Benefit Payment" paragraph with the following:

   REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to
   Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. These required distributions may be larger than your Annual Benefit Payment. If you enroll in the Automated Required Minimum Distribution program and elect annual withdrawals, AFTER THE FIRST CONTRACT YEAR, we will increase your Annual Benefit Payment to equal your most recently calculated required minimum distribution amount, if such amount is greater than your Annual Benefit Payment. Otherwise, any cumulative withdrawals you make to satisfy your required minimum distribution amount may exceed your Annual Benefit Payment; if such withdrawals exceed your Annual Benefit Payment, the Annual Benefit Payment will be recalculated and may be reduced. YOU MUST BE ENROLLED ONLY IN THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM TO
            ----
   QUALIFY FOR THIS INCREASE IN THE ANNUAL BENEFIT PAYMENT. YOU MAY NOT BE ENROLLED IN ANY OTHER SYSTEMATIC WITHDRAWAL PROGRAM. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, add the following to the end of the first paragraph of the "Upon Your Death" section:

   If the death benefit payable is an amount that exceeds the account value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the account value, in accordance with the current allocation of the account value. This death benefit amount remains in the investment portfolios until each of the other beneficiaries submits the necessary documentation in good order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the investment portfolios on behalf of the remaining beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

6. FEDERAL INCOME TAX STATUS

In the "FEDERAL INCOME TAX STATUS" section, add the following after the third paragraph under the "Other Tax Issues" heading:

   Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first required minimum distribution payment by April 1, 2009. In contrast, if your first required minimum distribution would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 required minimum distribution is due by December 31, 2010. For after-death required minimum distributions, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This required minimum distribution waiver does not apply if you are receiving annuitized payments under your contract. The required minimum distribution rules are complex, so consult with your tax advisor before waiving your 2009 required minimum distribution payment.

7. OTHER INFORMATION

In the "OTHER INFORMATION" section, add the following to the end of the third paragraph under the "MetLife Investors" heading:

   With respect to the guarantee, General American Life is relying on the exemption provided by Rule 12h-7 under the Securities Exchange Act of 1934.

Add the following after the second paragraph under the "Requests and Elections" heading:

   A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your registered representative before submitting the form or request.

8. APPENDIX A

In the first paragraph of the "Discontinued Investment Portfolios" section at the end of Appendix A, note that the name of the Julius Baer International Stock Portfolio (formerly the FI International Stock Portfolio, and previously the Putnam International Stock Portfolio) (closed effective December 19, 2003) has changed to the Artio International Stock Portfolio.

Add the following to the end of the "Discontinued Investment Portfolios" section:

   Effective as of May 4, 2009, Met Investors Series Trust: Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007) merged into Metropolitan Series Fund, Inc.: BlackRock Legacy Large Cap Growth Portfolio (Class A).

   Effective as of May 4, 2009, Metropolitan Series Fund, Inc.: Capital Guardian U.S. Equity Portfolio (Class B) (closed effective April 28, 2008) merged into Met Investors Series Trust: Pioneer Fund Portfolio (Class A).

9. APPENDIX B

Replace Appendix B with the Appendix B attached to this prospectus supplement.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

              5 Park Plaza, Suite 1900  Telephone: 800-709-2811
              Irvine, CA 92614

APPENDIX B

PARTICIPATING INVESTMENT PORTFOLIOS


Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


AMERICAN FUNDS INSURANCE SERIES (Reg. TM)

(CLASS 2)


American Funds Insurance Series (Reg. TM) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:


AMERICAN FUNDS GLOBAL GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.


AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND


INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks capital appreciation through stocks.


AMERICAN FUNDS GROWTH FUND


INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks capital appreciation through stocks.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)



Met Investors Series Trust is managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors. (Met Investors Advisory, LLC the former investment manager of Met Investors Series Trust, merged into MetLife Advisers, LLC on May 1, 2009.) Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:


BLACKROCK HIGH YIELD PORTFOLIO+


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.


BLACKROCK LARGE CAP CORE PORTFOLIO+


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Large Cap Core Portfolio seeks long-term capital growth.



CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: ING Clarion Real Estate Securities L.P.


INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.


DREMAN SMALL CAP VALUE PORTFOLIO


SUBADVISER: Dreman Value Management, LLC


INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.


LAZARD MID CAP PORTFOLIO


SUBADVISER: Lazard Asset Management LLC


INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT GROWTH AND INCOME PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO


SUBADVISER: Franklin Mutual Advisers, LLC


INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.


MET/TEMPLETON GROWTH PORTFOLIO


SUBADVISER: Templeton Global Advisors Limited


INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.


MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO


SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.



PIMCO INFLATION PROTECTED BOND PORTFOLIO+


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.



PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


PIONEER FUND PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.


VAN KAMPEN COMSTOCK PORTFOLIO



SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen



INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.


VAN KAMPEN MID CAP GROWTH PORTFOLIO



SUBADVISER: Morgan Stanley Investment Management, Inc., doing business as Van Kampen



INVESTMENT OBJECTIVE: The Van Kampen Mid Cap Growth Portfolio seeks capital appreciation.



+These portfolios are not available for investment prior to May 4, 2009.


METROPOLITAN SERIES FUND, INC.


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC is the investment adviser to the portfolios. The following portfolios are available under the contract:


BLACKROCK BOND INCOME PORTFOLIO (CLASS B)



SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.



BLACKROCK LEGACY LARGE CAP GROWTH PORTFOLIO (CLASS A)+



SUBADVISER: BlackRock Advisors, LLC



INVESTMENT OBJECTIVE: The BlackRock Legacy Large Cap Growth Portfolio seeks long-term growth of capital.

BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.



During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.



LOOMIS SAYLES SMALL CAP GROWTH PORTFOLIO (CLASS B) (formerly Franklin Templeton Small Cap Growth Portfolio)


SUBADVISER: Loomis, Sayles & Company, L.P. (formerly Franklin Advisers, Inc.)


INVESTMENT OBJECTIVE: The Loomis Sayles Small Cap Growth Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)+


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


MFS (Reg. TM) TOTAL RETURN PORTFOLIO (CLASS B)



SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.



MFS (Reg. TM) VALUE PORTFOLIO (CLASS B)



SUBADVISER: Massachusetts Financial Services Company



INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.


OPPENHEIMER GLOBAL EQUITY PORTFOLIO (CLASS B)



SUBADVISER: OppenheimerFunds, Inc.


INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.



+These portfolios are not available for investment prior to May 4, 2009.



MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)


In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.

MET INVESTORS SERIES TRUST - FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)



In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio managed by Met Investors Advisory, LLC is also available under the contract:



MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO



INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio seeks capital appreciation and secondarily seeks income.


MET INVESTORS SERIES TRUST - SSGA ETF PORTFOLIOS (CLASS B)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by Met Investors Advisory, LLC are also available under the contract:


SSGA GROWTH AND INCOME ETF PORTFOLIO+


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO+


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.


+These portfolios are not available for investment prior to May 4, 2009.

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 28, 2008
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and B variable annuity contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read in its entirety and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, add the following immediately above the "Market Timing" heading:

    Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation (see "Death Benefit -- Spousal Continuation"), are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law.

2. PURCHASE

In the "PURCHASE" section, replace the second-to-last sentence in the third paragraph under the "Allocation of Purchase Payments" heading with the following:

    If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), we must have your request to allocate future purchase payments to more than 18 investment portfolios on record before we can apply your subsequent purchase payment to your chosen allocation.

3. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

    CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS.

    An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

    Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

                                                                 SUPP-AC5AB0408

    We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples -- Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

    Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples -- Investment Portfolio Expenses" and "Other Information -- Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b-1 Plan decrease the investment portfolio's investment return.

    We select the investment portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms. These selling firms may receive payments from the investment portfolios they recommend (including through inclusion of portfolios in any asset allocation models they develop) and may benefit accordingly from the allocation of account value to such investment portfolios.

    WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

    We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series(R). (See "Other Information - Distributor.")

Replace the sections titled "American Funds Insurance Series (Class 2)" through "Met Investors Series Trust -- MetLife Asset Allocation Program (Class B)" with the following:

    AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

    American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

        American Funds Global Growth Fund
        American Funds Global Small Capitalization Fund
        American Funds Growth Fund

    MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

    Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class A portfolios are available under the contract:

        Clarion Global Real Estate Portfolio
        Dreman Small Cap Value Portfolio
        Lazard Mid Cap Portfolio
        Lord Abbett Bond Debenture Portfolio
        Lord Abbett Growth and Income Portfolio
        Lord Abbett Mid Cap Value Portfolio
        Met/Franklin Mutual Shares Portfolio
        Met/Templeton Growth Portfolio
        MFS(R) Emerging Markets Equity Portfolio
        MFS(R) Research International Portfolio
        Oppenheimer Capital Appreciation Portfolio
        PIMCO Total Return Portfolio
        Pioneer Fund Portfolio (Class A)
        Pioneer Strategic Income Portfolio (Class A)
        Van Kampen Comstock Portfolio
        Van Kampen Mid Cap Growth Portfolio

    METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

    Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or, as noted, Class E portfolios are available under the contract:

        BlackRock Bond Income Portfolio
        BlackRock Money Market Portfolio
        Davis Venture Value Portfolio (Class E)
        Franklin Templeton Small Cap Growth Portfolio
        MFS(R) Total Return Portfolio
        MFS(R) Value Portfolio
        Oppenheimer Global Equity Portfolio

    MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

    In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

        MetLife Defensive Strategy Portfolio
        MetLife Moderate Strategy Portfolio
        MetLife Balanced Strategy Portfolio
        MetLife Growth Strategy Portfolio
        MetLife Aggressive Strategy Portfolio

    MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

    In addition to the portfolios listed above under Met Investors Series
    Trust, the following Class B portfolio is also available under the contract:

        Met/Franklin Templeton Founding Strategy Portfolio

4


In the "Market Timing" subsection of the "Transfers" section, replace the list of Monitored Portfolios with the following:

    the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, the Clarion Global Real Estate Portfolio, the Dreman Small Cap Value Portfolio, the Lord Abbett Bond Debenture Portfolio, the Met/Templeton Growth Portfolio, the MFS(R) Emerging Markets Equity Portfolio, the MFS(R) Research International Portfolio, the Pioneer Strategic Income Portfolio, the Franklin Templeton Small Cap Growth Portfolio, and the Oppenheimer Global Equity Portfolio

4. EXPENSES

In the Class B prospectus only, in the "EXPENSES" section, add the following in the "Withdrawal Charge" section, immediately above the "Free Withdrawal Amount" heading:

    A withdrawal charge will be assessed if prior purchase payments are withdrawn pursuant to a request to divide the assets of a contract due to divorce.

5. DEATH BENEFIT

In the "DEATH BENEFIT" section, replace the "Spousal Continuation" section with the following:

    SPOUSAL CONTINUATION

    If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. The terms and conditions of the contract that applied prior to the owner's death will continue to apply, with certain exceptions described in the contract.

    For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value and/or an annual increase amount (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.

    Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").

6. OTHER INFORMATION

In the "OTHER INFORMATION" section, replace the first sentence under the "Distributor" heading with the following:

    We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

At the end of the first paragraph under the "Requests and Elections" heading, add the following:

    If you send your purchase payments or transaction requests to an address other than the one we have designated for receipt of such purchase payments or requests, we may return the purchase payment to you, or there may be a delay in applying the purchase payment or transaction to your contract.

7. APPENDIX A

At the end of APPENDIX A, replace the first paragraph under the "Discontinued Investment Portfolios" heading with the following:

    DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM VI"): AIM VI Capital Appreciation Fund (Series I) and AIM International Growth Fund (Series I) (closed effective May 1, 2002);
    (b) Franklin Templeton Variable Insurance Products Trust: Templeton Foreign Securities Fund (closed effective May 1, 2004) and Templeton Growth Securities Fund (Class 2) (closed effective April 28, 2008); (c) Met Investors Series Trust: T. Rowe Price Mid Cap Growth Portfolio (closed effective May 1, 2003), for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1,
    2004), Legg Mason Value Equity Portfolio (Class B) (closed effective May 1,
    2006), and Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007); (d) Metropolitan Series Fund, Inc.: Julius Baer International Stock Portfolio (formerly FI International Stock Portfolio and previously Putnam International Stock Portfolio) (closed effective December 19, 2003), T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004), Jennison Growth Portfolio (closed effective May 1, 2005), and Capital Guardian U.S. Equity Portfolio (Class B) (closed effective April 28, 2008); (e) Putnam Variable Trust (Class IB): Putnam VT Growth and Income Fund (closed effective May 1, 2006) and Putnam VT Equity Income Fund (closed effective April 28, 2008).

8. APPENDIX B

Replace Appendix B with the following:

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2)

American Funds Insurance Series(R) is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolios are available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION FUND

INVESTMENT OBJECTIVE: The American Funds Global Small Capitalization Fund seeks capital appreciation through stocks.

AMERICAN FUNDS GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Growth Fund seeks capital appreciation through stocks.

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or, as noted, Class A portfolios are available under the contract:

CLARION GLOBAL REAL ESTATE PORTFOLIO

SUBADVISER: ING Clarion Real Estate Securities L.P.

INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks to provide total return through investment in real estate securities, emphasizing both capital appreciation and current income.

DREMAN SMALL CAP VALUE PORTFOLIO

SUBADVISER: Dreman Value Management, LLC

INVESTMENT OBJECTIVE: The Dreman Small Cap Value Portfolio seeks capital appreciation.

LAZARD MID CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid Cap Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments primarily in equity securities which are believed to be undervalued in the marketplace.

MET/FRANKLIN MUTUAL SHARES PORTFOLIO

SUBADVISER: Franklin Mutual Advisers, LLC

INVESTMENT OBJECTIVE: The Met/Franklin Mutual Shares Portfolio seeks capital appreciation, which may occasionally be short-term. The portfolio's secondary investment objective is income.

MET/TEMPLETON GROWTH PORTFOLIO

SUBADVISER: Templeton Global Advisors Limited

INVESTMENT OBJECTIVE: The Met/Templeton Growth Portfolio seeks long-term capital growth.

MFS(R) EMERGING MARKETS EQUITY PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Emerging Markets Equity Portfolio seeks capital appreciation.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID CAP GROWTH PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Mid Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR, AS NOTED, CLASS E)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or, as noted, Class E portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers -- NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.


FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

MFS(R) VALUE PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Value Portfolio seeks capital appreciation and reasonable income.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks to provide growth of capital.

MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIO (CLASS B)

In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolio is also available under the contract:

MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

SUBADVISER: Met Investors Advisory, LLC

INVESTMENT OBJECTIVE: The Met/Franklin Templeton Founding Strategy Portfolio seeks capital appreciation and secondarily seeks income.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE


5 Park Plaza, Suite 1900                               Telephone: 800-709-2811
Irvine, CA 92614

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                       SUPPLEMENT DATED OCTOBER 19, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement describes a change to federal tax regulations that affects certain qualified contracts issued as Tax Sheltered Annuities under section 403(b) of the Internal Revenue Code. This supplement provides information in addition to that contained in the prospectuses dated November 9, 2006 (as supplemented) for the Class A, B, AA, C, L, L-4 Year, VA, and XC products issued by MetLife Investors Insurance Company.

Recently, the IRS announced new regulations affecting 403(b) plans and arrangements. As part of these regulations, employers will need to meet certain requirements in order for their employees' annuity contracts that fund these programs to retain a tax deferred status under 403(b). These regulations are generally effective January 1, 2009. Prior to the new rules, transfers of one annuity contract to another would not result in a loss of tax deferred status under 403(b) under certain conditions (so-called "90-24 transfers"). The new regulations have the following effect regarding transfers: (1) a newly issued contract funded by a transfer which is completed AFTER September 24, 2007, is subject to the employer requirements referred to above; (2) additional purchase payments made AFTER September 24, 2007, to a contract that was funded by a 90-24 transfer ON OR BEFORE September 24, 2007, MAY subject the contract to this new employer requirement.

If your contract was issued previously in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments.

       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             5 Park Plaza, Suite 1900              (800) 343-8496
             Irvine, CA 92614

                                                                 SUPP-403BACCT5

                      METLIFE INVESTORS INSURANCE COMPANY
                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE

                        SUPPLEMENT DATED APRIL 30, 2007
                                      TO
             PROSPECTUSES DATED NOVEMBER 9, 2006 (AS SUPPLEMENTED)

This supplement revises information in the prospectuses dated November 9, 2006 (as supplemented) for the Class A and Class B contracts issued by MetLife Investors Insurance Company ("we," "us," or "our"). This supplement should be read and kept together with your prospectus for future reference. If you would like another copy of the prospectus, write to us at 5 Park Plaza, Suite 1900, Irvine, CA 92614 or call us at (800) 709-2811 to request a free copy.

1. MET/AIM CAPITAL APPRECIATION PORTFOLIO (CLASS A)

After the close of business on April 27, 2007, we substituted the Met/AIM Capital Appreciation Portfolio (Class A) of Met Investors Series Trust for the AIM V.I. Capital Appreciation Fund (Series I) of AIM Variable Insurance Funds. The Met/AIM Capital Appreciation Portfolio has been added to the contract solely to receive account values transferred from the AIM V.I. Capital Appreciation Fund pursuant to the substitution. The Met/AIM Capital Appreciation Portfolio is closed for new allocations of purchase payments and transfers of account value (except for existing rebalancing and dollar cost averaging programs). The information provided is for the year ended October 31, 2006./(1)/

Met/AIM Capital Appreciation Portfolio (Class A) of Met Investors Series Trust

a. Subadviser: AIM Capital Management, Inc.

b. Investment Objective: The Met/AIM Capital Appreciation Portfolio seeks capital appreciation.

c. Investment Portfolio Expenses (as a percentage of average daily net assets)

                Management Fee/(2)/:..................... 0.77%
                12b-1/Service Fee:....................... 0.00%
                Other Expenses/(3)/:..................... 0.09%
                                                          ----
                Total Annual Portfolio Expenses:......... 0.86%
                Contractual Expense Subsidy or Deferral:. 0.00%
                                                          ----
                Net Total Annual Portfolio Expenses:..... 0.86%


--------------------------------------------------------------------------------
(1)The investment portfolio's fiscal year end has been changed from October 31 to December 31. The fees and expenses shown are for the investment portfolio's last fiscal year ended October 31, 2006.

(2)The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.

(3)Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year. Other Expenses have also been restated to reflect the current Met Investors Series Trust fee schedule, as if that schedule had applied to the investment portfolio for the entire fiscal year.

2. THE ANNUITY CONTRACT

In "THE ANNUITY CONTRACT" section of the prospectus, replace the paragraph immediately above the "Market Timing" heading with the following:

   As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."

                                                                SUPP-0407ACC5AB

3. PURCHASE

In the "Purchase Payments" section of the "PURCHASE" section of the prospectus, add the following after the last bullet item:

  . We reserve the right to refuse purchase payments made via a personal check in excess of $100,000. Purchase payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a purchase payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")
  . We will not accept purchase payments made with cash, money orders, or travelers checks.

4. INVESTMENT OPTIONS

In the "INVESTMENT OPTIONS" section of the prospectus, replace the section titled "Certain Payments We Receive with Regard to the Investment Portfolios" with the following:

   CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an investment portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the contracts and, in our role as an intermediary, with respect to the investment portfolios. We and our affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from investment portfolio assets. Contract owners, through their indirect investment in the investment portfolios, bear the costs of these advisory fees (see the investment portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%.

   Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

   We and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory LLC, which are formed as "limited liability companies." Our ownership interests in MetLife Advisers, LLC and Met Investors Advisory LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolios. We will benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

   Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. An investment portfolio's 12b-1 Plan, if any, is described in more detail in the investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an investment portfolio's 12b- 1 Plan decrease the investment portfolio's investment return.

   We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the investment portfolios periodically and may remove an investment portfolio or limit its availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from contract owners. In some cases, we have included investment portfolios based on recommendations made by selling firms.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

In the "Met Investors Series Trust (Class B or Class A, as noted)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the list of portfolios with the following:

 Lazard Mid-Cap Portfolio
 Lord Abbett Bond Debenture Portfolio
 Lord Abbett Growth and Income Portfolio
 Lord Abbett Mid-Cap Value Portfolio
 MFS(R) Research International Portfolio
 Oppenheimer Capital Appreciation Portfolio
 PIMCO Total Return Portfolio
 Pioneer Fund Portfolio (Class A)
 Pioneer Strategic Income Portfolio (Class A)
 Van Kampen Comstock Portfolio
 Van Kampen Mid-Cap Growth Portfolio (formerly Lord Abbett Growth Opportunities
   Portfolio)

In the "Metropolitan Series Fund, Inc. (Class B or Class E, as noted)" section of the "INVESTMENT OPTIONS" section of the prospectus, add the following portfolio to the list of portfolios: Franklin Templeton Small Cap Growth Portfolio.

In the "Transfers - General" section of the "INVESTMENT OPTIONS" section of the prospectus, add the following to the end of the fourth bullet item:

   Currently we are not imposing these restrictions on transfers out of the fixed account, but we have the right to reimpose them at any time.

In the "Transfers - Market Timing" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the second sentence of the second paragraph with the following two sentences:

   Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the American Funds Global Growth Fund, the Templeton Growth Securities Fund, and the Lord Abbett Bond Debenture, MFS(R) Research International, Pioneer Strategic Income, Franklin Templeton Small Cap Growth, and Oppenheimer Global Equity Portfolios), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). In addition, as described below, we treat all American Funds Insurance Series portfolios ("American Funds portfolios") as Monitored Portfolios.

In the same "Market Timing" section, add the following after the third paragraph:

   AMERICAN FUNDS MONITORING POLICY. As a condition to making their portfolios available in our products, American Funds requires us to treat all American Funds portfolios as Monitored Portfolios under our current market timing and excessive trading policies and procedures. Further, American Funds requires us to impose additional specified monitoring criteria for all American Funds portfolios available under the contract, regardless of the potential for arbitrage trading. We are required to monitor transfer activity in American Funds portfolios to determine if there were two or more transfers in followed by transfers out, in each case of a certain dollar amount or greater, in any 30-day period. A first violation of the American Funds monitoring policy will result in a written notice of violation; each additional violation will result in the imposition of a six-month restriction, during which period we will require all transfer requests to or from an American Funds portfolio to be submitted with an original signature. Further, as Monitored Portfolios, all American Funds portfolios also will be subject to our current market timing and excessive trading policies, procedures and restrictions (described below), and transfer restrictions may be imposed upon a violation of either monitoring policy.

In the same "Market Timing" section, replace the third-to-last and second-to-last paragraphs with the following:

   The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios, we have entered into a written agreement, as required by SEC regulation, with each investment portfolio or its principal underwriter that obligates us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and to execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

   In addition, contract owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the investment portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios. If an investment portfolio believes that an omnibus order reflects one or more transfer requests from contract owners engaged in disruptive trading activity, the investment portfolio may reject the entire omnibus order.


In the "Dollar Cost Averaging - Enhanced Dollar Cost Program (EDCA)" section of the "INVESTMENT OPTIONS" section of the prospectus, replace the second-to-last paragraph with the following:

   The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a business day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the investment portfolios on the next business day. EDCA interest will not be credited on the transfer amount between the selected day and the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

5. ACCESS TO YOUR MONEY

In the "ACCESS TO YOUR MONEY" section of the prospectus, replace the paragraph above the "How to withdraw all or part of your account value" bullet items with the following:

   We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect. We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract owner's check that has not yet cleared (i.e., that could still be dishonored by the contract owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

In the Class B prospectus only, in "ACCESS TO YOUR MONEY" section, in the first paragraph of the "Systematic Withdrawal Program" section, add the following after the fourth sentence:

   If you purchase the optional GWB rider, you may also elect to receive payments under the Systematic Withdrawal Program on an annual basis.

6. APPENDIX A - DISCONTINUED INVESTMENT PORTFOLIOS

In the "Discontinued Investment Portfolios" section of Appendix A, add the following at the end of section (b) of the first paragraph:

   and Met/AIM Capital Appreciation Portfolio (Class A) (closed effective April 30, 2007)

In the same "Discontinued Investment Portfolios" section, add the following before the last paragraph:

   Effective as of April 30, 2007, the following investment portfolios were merged: (a) approximately 65% of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Mid-Cap Value Portfolio (Class B) of the Met Investors Series Trust, and the remainder (approximately 35%) of the Lord Abbett America's Value Portfolio (Class B) of the Met Investors Series Trust merged into the Lord Abbett Bond Debenture Portfolio (Class B) of the Met Investors Series Trust; (b) the Pioneer Mid-Cap Value Portfolio (Class A) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class B) of the Met Investors Series Trust; and (c) the Met/Putnam Capital Opportunities Portfolio (Class
   B) of the Met Investors Series Trust merged into the Lazard Mid-Cap Portfolio (Class B) of the Met Investors Series Trust.

   Effective as of April 30, 2007, AIM Variable Insurance Funds: AIM VI Capital Appreciation Fund (Series I) (closed effective May 1, 2002) was replaced with the Met/AIM Capital Appreciation Portfolio (Class A) of the Met Investors Series Trust.

7. APPENDIX B - PARTICIPATING INVESTMENT PORTFOLIOS

Replace APPENDIX B with the following:

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES (CLASS 2)

American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is managed by Met Investors Advisory LLC, which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:

LAZARD MID-CAP PORTFOLIO

SUBADVISER: Lazard Asset Management LLC

INVESTMENT OBJECTIVE: The Lazard Mid-Cap Portfolio seeks long-term growth of capital.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS(R) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management, Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)

SUBADVISER: Morgan Stanley Investment Management, Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, LLC

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers -- NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

FRANKLIN TEMPLETON SMALL CAP GROWTH PORTFOLIO

SUBADVISER: Franklin Advisers, Inc.

INVESTMENT OBJECTIVE: The Franklin Templeton Small Cap Growth Portfolio seeks long-term capital growth.

MFS(R) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS(R) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks current income. Capital growth is a secondary objective when consistent with seeking current income.

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.


       THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

5 Park Plaza, Suite 1900                                         (800) 709-2811
Irvine, CA 92614

                                                  THE VARIABLE ANNUITY CONTRACT
                                                                       ISSUED BY

                                            METLIFE INVESTORS INSURANCE COMPANY


                                                                             AND


                                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                                                         CLASS B


                                                                NOVEMBER 9, 2006


This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors Insurance Company (MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


                               The annuity contract has 28 investment choices -
a fixed account that offers an interest rate guaranteed by us, and 27 investment portfolios listed below. You can put your money in the fixed account and/or any of these investment portfolios.


AMERICAN FUNDS INSURANCE SERIES
(CLASS 2):
     American Funds Global Growth Fund*


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2):
     Templeton Growth Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED):
     Lord Abbett America's Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     Lord Abbett Mid-Cap Value Portfolio
     MFS (Reg. TM) Research International Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Mid-Cap Value Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Met/Putnam Capital Opportunities Portfolio
     Van Kampen Comstock Portfolio
     Van Kampen Mid-Cap Growth Portfolio
         (formerly Lord Abbett Growth Opportunities Portfolio)


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED):
     BlackRock Bond Income Portfolio
     BlackRock Money Market Portfolio
     Capital Guardian U.S. Equity Portfolio
     Davis Venture Value Portfolio (Class E)
     MFS (Reg. TM) Total Return Portfolio
     Oppenheimer Global Equity Portfolio


PUTNAM VARIABLE TRUST (CLASS IB):
     Putnam VT Equity Income Fund


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B):
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

* This portfolio is expected to be available on or about November 13, 2006.

Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors Variable Annuity Contract.

To learn more about the MetLife Investors Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated November 9, 2006. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 47 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.

The contracts:
o  are not bank deposits
o  are not FDIC insured
o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union
o  may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

November 9, 2006


--------------------------------------------------------------------------------
The contracts were originally issued by MetLife Investors Insurance Company of California (MetLife Investors of California) and have become contracts of MetLife Investors as a result of the merger of MetLife Investors of California into MetLife Investors, with MetLife Investors as the surviving company. We no longer offer the contracts to new purchasers. We do continue to accept purchase payments from owners of existing contracts.
--------------------------------------------------------------------------------

TABLE OF CONTENTS                                              PAGE
                         PAGE




INDEX OF SPECIAL TERMS .................................   4
HIGHLIGHTS .............................................   5
FEE TABLES AND EXAMPLES ................................   6
1. THE ANNUITY CONTRACT ................................  11
     Market Timing .....................................  11
2. PURCHASE ............................................  11
     Purchase Payments .................................  11
     Termination for Low Account Value .................  12
     Allocation of Purchase Payments ...................  12
     Free Look .........................................  12
     Accumulation Units ................................  13
     Account Value .....................................  13
     Replacement of Contracts ..........................  13
3. INVESTMENT OPTIONS ..................................  14
     Transfers .........................................  16
     Dollar Cost Averaging Programs ....................  18
     Three Month Market Entry Program ..................  20
     Automatic Rebalancing Program .....................  20
     Description of the MetLife Asset Allocation
       Program .........................................  20
     Voting Rights .....................................  21
     Substitution of Investment Options ................  21
4. EXPENSES ............................................  21
     Product Charges ...................................  21
     Account Fee .......................................  22
     Lifetime Income Solution and Guaranteed
       Minimum Income Benefit Rider Charges ............  22
     Guaranteed Withdrawal Benefit - Rider Charge ......  22
     Withdrawal Charge .................................  23
     Reduction or Elimination of the Withdrawal
       Charge ..........................................  23
     Premium and Other Taxes ...........................  24
     Transfer Fee ......................................  24
     Income Taxes ......................................  24
     Investment Portfolio Expenses .....................  24
5. ANNUITY PAYMENTS
     (THE INCOME PHASE) ................................  24
     Annuity Date ......................................  24
     Annuity Payments ..................................  24
     Annuity Options ...................................  25
     Lifetime Income Solution and Guaranteed
       Minimum Income Benefit ..........................  26
     Description of LIS ................................  27
     LIS, GMIB, Qualified Contracts and Decedent
       Contracts .......................................  28
6. ACCESS TO YOUR MONEY ................................  29
     Systematic Withdrawal Program .....................  29


     Suspension of Payments or Transfers ...............  30
7. LIVING BENEFITS .....................................  30
     Guaranteed Withdrawal Benefit .....................  30
8. PERFORMANCE .........................................  33
9. DEATH BENEFIT .......................................  34
     Upon Your Death ...................................  34
     Standard Death Benefit - Principal Protection .....  34
     Optional Death Benefit - Annual Step-Up ...........  34
     Optional Death Benefit - Compounded-Plus ..........  35
     Additional Death Benefit - Earnings Preservation
       Benefit .........................................  35
     General Death Benefit Provisions ..................  36
     Spousal Continuation ..............................  37
     Death of the Annuitant ............................  37
     Controlled Payout .................................  37
10. FEDERAL INCOME TAX STATUS ..........................  37
     Taxation of Non-Qualified Contracts ...............  37
     Taxation of Qualified Contracts ...................  39
     Foreign Tax Credits ...............................  42
     Possible Tax Law Changes ..........................  42
11. OTHER INFORMATION ..................................  42
     MetLife Investors .................................  42
     The Separate Account ..............................  43
     Distributor .......................................  44
     Selling Firms .....................................  44
     Requests and Elections ............................  45
     Ownership .........................................  46
     Legal Proceedings .................................  46
     Financial Statements ..............................  47
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION .................................  47
APPENDIX A ............................................. A-1
     Condensed Financial Information ................... A-1
APPENDIX B ............................................. B-1
     Participating Investment Portfolios ............... B-1
APPENDIX C ............................................. C-1
     EDCA Examples with Multiple Purchase Payments...... C-1
APPENDIX D ............................................. D-1
     Description of GMIB ............................... D-1
APPENDIX E ............................................. E-1
     Lifetime Income Solution Examples ................. E-1
APPENDIX F ............................................. F-1
     Guaranteed Withdrawal Benefit Examples ............ F-1

INDEX OF SPECIAL TERMS
Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.


                                                                            PAGE
Account Value..............................................................13
Accumulation Phase.........................................................11
Accumulation Unit..........................................................13
Annuitant..................................................................46
Annuity Date...............................................................24
Annuity Options............................................................25
Annuity Payments...........................................................24
Annuity Units..............................................................25
Beneficiary................................................................46
Business Day...............................................................12
Fixed Account..............................................................11
Income Base...............................................27 and Appendix D-1
Income Phase...............................................................11
Investment Portfolios......................................................14
Joint Owners...............................................................46
Owner......................................................................46
Purchase Payment...........................................................11
Separate Account...........................................................43

HIGHLIGHTS
The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company, where you agree to make at least one purchase payment to us and we agree to make a series of annuity payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our fixed account and the investment portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose optional death benefits and fixed and variable income options. You can also select the Lifetime Income Solution ("LIS") or the guaranteed withdrawal benefit ("GWB").

The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may assess a withdrawal charge of up to 7%. The income phase occurs when you or a designated payee begin receiving regular annuity payments from your contract. You and the annuitant (the person on whose life we base annuity payments) do not have to be the same, unless you purchase a tax qualified contract or you previously elected the LIS or Guaranteed Minimum Income Benefit ("GMIB") (see "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit").

You can have annuity payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable annuity payments, the amount of the variable annuity payments will depend upon the investment performance of the investment portfolio(s) you select for the income phase. If you choose fixed annuity payments, the amount of each payment will not change during the income phase.

TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")

FREE LOOK. You may cancel the contract within 10 days after receiving it (30 days for seniors age 60 or older). You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the investment portfolios. You bear the risk of any decline in account value. We do not refund any charges or deductions assessed during the free look period. We will return your payment if required by law.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a non-qualified contract during the accumulation phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral.

INQUIRIES. If you need more information, please contact our Annuity Service Center at:

                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496

ELECTRONIC DELIVERY. As an owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the investment portfolios and other contract related documents.

Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES
THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED.
--------------------------------------------------------------------------------
OWNER TRANSACTION EXPENSES TABLE


WITHDRAWAL CHARGE (Note 1)                    7%
(as a percentage of purchase payments)
TRANSFER FEE (Note 2)                         $0 (First 12 per year)
                                              $25 (Thereafter)

--------------------------------------------------------------------------------
Note 1. If an amount withdrawn is determined to include the withdrawal of prior purchase payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")


Number of Complete Years from         Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------       ------------------------
               0                                 7
               1                                 6
               2                                 6
               3                                 5
               4                                 4
               5                                 3
               6                                 2
         7 and thereafter                        0

Note 2. There is no charge for the first 12 transfers in a contract year; thereafter the fee is $25 per transfer. MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.


THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.
--------------------------------------------------------------------------------

ACCOUNT FEE (Note 1)         $30

SEPARATE ACCOUNT ANNUAL EXPENSES
(referred to as Separate Account Product Charges)
(as a percentage of average account value in the Separate Account)


Mortality and Expense Charge                                             1.05%
Administration Charge                                                    0.25%
                                                                         ----
Total Separate Account Annual Expenses                                   1.30%

Death Benefit Rider Charges (Optional)
(as a percentage of average account value in the Separate Account)
Optional Death Benefit - Annual Step-Up                                  0.20%
Optional Death Benefit - Compounded-Plus                                 0.35%
Additional Death Benefit - Earnings Preservation Benefit                 0.25%

Total Separate Account Annual Expenses
Including Highest Charges for Optional Death Benefits                    1.90%

--------------------------------------------------------------------------------
Note 1. An Account Fee of $30 is charged on the last day of each contract year if account value is less than $50,000. Different policies apply during the income phase of the contract. (See "Expenses.")

ADDITIONAL OPTIONAL RIDER CHARGES TABLE*


LIFETIME INCOME SOLUTION (LIS) RIDER CHARGE         0.50% of the Income Base (Note 1)
GUARANTEED WITHDRAWAL BENEFIT RIDER CHARGE          0.25% of the Guaranteed Withdrawal Amount (Note
                                                      2)

Note 1. See "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit" for a definition of the term Income Base.

Note 2. See "Living Benefits - Guaranteed Withdrawal Benefit" for a definition of the term Guaranteed Withdrawal Amount.

*Certain periodic fees and expenses for contracts issued before May 1, 2004, are different. Certain fees and expenses may not apply during the income phase of the contract. (See "Expenses.")
--------------------------------------------------------------------------------
THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED
BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.


Total Annual Investment                                                      Minimum           Maximum
                                                                             ----              ----
Portfolio Operating Expenses (expenses that are deducted from                0.67%             3.59%
investment portfolio assets, including management fees, 12b-1/service fees, and other expenses)

--------------------------------------------------------------------------------
FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION -

DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES
(as a percentage of the average daily net assets of an investment portfolio)

The following table is a summary. For more complete information on investment portfolio fees and expenses, please refer to the prospectus for each investment portfolio.




                                                                                                 TOTAL
                                                                     12B-1/                      ANNUAL
                                                      MANAGEMENT     SERVICE       OTHER       PORTFOLIO
                                                         FEES         FEES      EXPENSES(1)     EXPENSES
                                                     ------------ ------------ ------------- -------------
AMERICAN FUNDS INSURANCE SERIES
 American Funds Global Growth Fund(2)                   0.58%       0.25%         0.04%         0.87%
FRANKLIN TEMPLETON VIP TRUST
 Templeton Growth Securities Fund                       0.75%       0.25%         0.07%         1.07%
MET INVESTORS SERIES TRUST
 Lord Abbett America's Value Portfolio(3)               0.65%       0.25%         0.28%         1.18%
 Lord Abbett Bond Debenture Portfolio                   0.51%       0.25%         0.05%         0.81%
 Lord Abbett Growth and Income Portfolio(4)             0.50%       0.25%         0.04%         0.79%
 Lord Abbett Mid-Cap Value Portfolio                    0.68%       0.25%         0.08%         1.01%
 MFS (Reg. TM) Research International Portfolio(1)      0.74%       0.25%         0.23%         1.22%
 Oppenheimer Capital Appreciation                       0.59%       0.25%         0.10%         0.94%
 Portfolio(1)
 PIMCO Total Return Portfolio(1)                        0.50%       0.25%         0.07%         0.82%
 Pioneer Fund Portfolio(3)(5)                           0.75%       0.00%         0.28%         1.03%
 Pioneer Mid-Cap Value Portfolio(3)(5)                  0.75%       0.00%         2.84%         3.59%
 Pioneer Strategic Income Portfolio(5)                  0.73%       0.00%         0.09%         0.82%
 Met/Putnam Capital Opportunities Portfolio             0.85%       0.25%         0.37%         1.47%
 Van Kampen Comstock Portfolio(6)                       0.63%       0.25%         0.05%         0.93%
 Van Kampen Mid-Cap Growth Portfolio(3)(7)              0.70%       0.25%         0.29%         1.24%
METROPOLITAN SERIES FUND, INC.
 BlackRock Bond Income Portfolio                        0.40%       0.25%         0.07%         0.72%
 BlackRock Money Market Portfolio(3)                    0.35%       0.25%         0.07%         0.67%
 Capital Guardian U.S. Equity Portfolio                 0.67%       0.25%         0.06%         0.98%
 Davis Venture Value Portfolio                          0.72%       0.15%         0.04%         0.91%
 MFS (Reg. TM) Total Return Portfolio(8)                0.57%       0.25%         0.16%         0.98%
 Oppenheimer Global Equity Portfolio                    0.60%       0.25%         0.33%         1.18%
PUTNAM VARIABLE TRUST
 Putnam VT Equity Income Fund                           0.65%       0.25%         0.17%         1.07%

                                                                                                       TOTAL
                                                                                                      ANNUAL
                                                                                                     PORTFOLIO
                                                                                                     EXPENSES
                                                                                         TOTAL       INCLUDING
                                                                                         ANNUAL     EXPENSES OF
                                             MANAGEMENT   12B-1/SERVICE      OTHER     PORTFOLIO    UNDERLYING
                                                FEES           FEES        EXPENSES     EXPENSES   PORTFOLIOS(9)
                                            ------------ --------------- ------------ ----------- --------------
MET INVESTORS SERIES TRUST -
 METLIFE ASSET ALLOCATION PROGRAM
 MetLife Defensive Strategy Portfolio(9)      0.10%        0.25%           0.05%        0.40%       1.04%
 MetLife Moderate Strategy Portfolio(9)       0.09%        0.25%           0.01%        0.35%       1.01%
 MetLife Balanced Strategy Portfolio(9)       0.06%        0.25%           0.01%        0.32%       1.02%
 MetLife Growth Strategy Portfolio(9)         0.07%        0.25%           0.01%        0.33%       1.08%
 MetLife Aggressive Strategy Portfolio(9)     0.10%        0.25%           0.02%        0.37%       1.15%


Total Annual Portfolio Expenses do not reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the investment portfolios through April 30, 2007 (excluding optional extensions). Total Annual Portfolio Expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements. The investment portfolios provided the information on their expenses, and we have not independently verified the information. Unless otherwise indicated the information provided is for the year ended December 31, 2005.

(1) Other Expenses may include amounts repaid to investment advisers or managers pursuant to contractual arrangements for prior waivers or payments of portfolio expenses. The amounts repaid per portfolio are:
    0.05% for the MFS (Reg. TM) Research International Portfolio; 0.05% for the Oppenheimer Capital Appreciation Portfolio; and 0.01% for the PIMCO Total Return Portfolio.

(2) The American Funds Global Growth Fund is expected to be available on or about November 13, 2006. The portfolio's investment adviser began waiving 5% of its management fees on September 1, 2004. Beginning April 1, 2005, this waiver increased to 10% and will continue at this level until further review. Total Annual Portfolio Expenses do not reflect this waiver. With this waiver, net total annual portfolio expenses are 0.82%.

(3) The net total annual portfolio expenses are: 1.10% for Lord Abbett America's Value Portfolio; 1.00% for Pioneer Fund Portfolio; 1.00% for Pioneer Mid-Cap Value Portfolio; 1.19% for Van Kampen Mid-Cap Growth Portfolio; and 0.66% for BlackRock Money Market Portfolio. Net total annual portfolio expenses reflect contractual arrangements in effect as of May 1, 2006, under which investment advisers or managers of investment portfolios have agreed to waive and/or pay expenses of the portfolios. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

(4) The management fee has been restated to reflect a new management fee schedule that became effective on January 1, 2006.

(5) Portfolio expenses for this investment portfolio are estimated for the year ending December 31, 2006.

(6) Total Annual Portfolio Expenses for the Van Kampen Comstock Portfolio are annualized based on the months the portfolio was in operation in 2005. The Van Kampen Comstock Portfolio commenced operations on May 1, 2005.

(7) Due to certain brokerage commission recaptures not shown in the table, actual net total annual portfolio expenses for the Van Kampen Mid-Cap Growth Portfolio were 1.15% for the year ended December 31, 2005.

(8) The management fee has been restated to reflect a new management fee schedule that became effective on May 1, 2006.

(9) Management fees have been restated to reflect a new fee schedule that became effective on May 1, 2005. Because the MetLife Asset Allocation

    Program portfolios (the "Portfolios") invest in other underlying portfolios, each Portfolio also will bear its pro rata portion of the operating expenses of the underlying portfolios in which the Portfolio invests, including the management fee. The weighted average of the total annual portfolio expenses of the underlying portfolios (before any
                                                            ------
    applicable expense limitations) as of December 31, 2005 were: 0.64% for the MetLife Defensive Strategy Portfolio; 0.66% for the MetLife Moderate

    Strategy Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio;

    0.75% for the MetLife Growth Strategy Portfolio; and 0.78% for the MetLife

    Aggressive Strategy Portfolio. The weighted average of the total annual portfolio expenses of the underlying portfolios (after any applicable
                                                     -----
    expense limitations) as of December 31, 2005 were: 0.64% for the MetLife

    Defensive Strategy Portfolio; 0.66% for the MetLife Moderate Strategy

    Portfolio; 0.70% for the MetLife Balanced Strategy Portfolio; 0.74% for

    the MetLife Growth Strategy Portfolio; and 0.77% for the MetLife

    Aggressive Strategy Portfolio. The net total annual portfolio expenses of the Portfolios, including the weighted average of the total portfolio expenses of the underlying portfolios (after any applicable expense
                                           -----
    limitations) as of December 31, 2005 were: 0.99% for the MetLife Defensive Strategy Portfolio; 1.01% for the MetLife Moderate Strategy Portfolio; 1.02% for the MetLife Balanced Strategy Portfolio; 1.07% for the MetLife Growth Strategy Portfolio; and 1.12% for the MetLife Aggressive Strategy Portfolio. Each of these expense limitation arrangements is in effect until at least April 30, 2007 (excluding optional extensions). Net total annual portfolio expenses have not been restated to reflect expense reductions that certain investment portfolios achieved as a result of directed brokerage arrangements.

EXAMPLES
THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.

THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:

CHART 1. Chart 1 assumes you select the Compounded-Plus Death Benefit rider, the Additional Death Benefit - Earnings Preservation Benefit and the Lifetime Income Solution rider, which is the most expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:


                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,305          (a)$2,343          (a)$3,346          (a)$5,876
       (b)$1,017          (b)$1,512          (b)$2,018          (b)$3,517

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:


                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$605          (a)$1,803          (a)$2,986          (a)$5,876
   (b)$317            (b)$972          (b)$1,658          (b)$3,517

CHART 2. Chart 2 assumes that you do not select the optional death benefit riders, the Lifetime Income Solution rider or the Guaranteed Withdrawal Benefit rider, which is the least expensive way to purchase the contract.

(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
      1 year                3 years            5 years           10 years
------------------       ------------       ------------       ------------
       (a)$1,194          (a)$2,021          (a)$2,827          (a)$4,927
         (b)$904          (b)$1,171          (b)$1,442          (b)$2,331

(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE APPLICABLE TIME PERIOD:


                            Time Periods
   1 year             3 years            5 years           10 years
------------       ------------       ------------       ------------
   (a)$494          (a)$1,481          (a)$2,467          (a)$4,927
   (b)$204            (b)$631          (b)$1,082          (b)$2,331


The Examples should not be considered a representation of past or future expenses or annual rates of return of any investment portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information containing the accumulation unit value history appears in Appendix A of this prospectus as well as in the SAI.

1. THE ANNUITY CONTRACT
This prospectus describes the Variable Annuity Contract offered by us.

The variable annuity contract is a contract between you as the owner, and us, the insurance company, where we promise to pay an income to you, in the form of annuity payments, beginning on a designated date that you select. Until you decide to begin receiving annuity payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving annuity payments, your contract switches to the INCOME PHASE.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA, 401 plan or 403(b) plan), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Tax Status.")

The contract is called a variable annuity because you can choose among the investment portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment portfolio(s) you select. The amount of the annuity payments you receive during the income phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the investment portfolio(s) you select for the income phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion.

The contract also contains a FIXED ACCOUNT. The fixed account is not offered by this prospectus. The fixed account offers an interest rate that is guaranteed by us. If you select the fixed account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the total interest credited to your contract. The fixed account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed annuity payment option during the income phase, payments are made from our general account assets.

The amount of the annuity payments you receive during the income phase from a fixed annuity payment option of the contract will remain level for the entire income phase, provided that the payment may increase in the event you make a transfer from a variable annuity payment option to the fixed annuity payment. Please see the terms of your actual contract for more detailed information.

As owner of the contract, you exercise all interests and rights under the contract. You can change the owner at any time by notifying us in writing. The contract may be owned generally by joint owners (limited to two natural persons). We provide more information on this under "Other Information."

MARKET TIMING

We have policies and procedures that attempt to detect transfer activity that may adversely affect other owners or investment portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular investment portfolios made by owners within given periods of time and/or investigating transfer activity identified by the investment portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."



2. PURCHASE
PURCHASE PAYMENTS

A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial purchase payment is due on the date the contract is issued. Subject to the minimum and maximum payment requirements (see below), you may make additional purchase payments.

o The minimum initial purchase payment we will accept is $5,000 when the contract is purchased as a non-qualified contract.

o If you are purchasing the contract as part of an IRA (Individual Retirement Annuity), 401(k) or other qualified plan, the minimum we will accept is $2,000.

o If you want to make an initial purchase payment of $1 million or more, or an additional purchase payment that would cause your total purchase payments to exceed $1 million, you will need our prior approval.

o You can make additional purchase payments of $500 or more to either type of contract (qualified and non-qualified) unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional purchase payment is $100 per month.

o  We will accept a different amount if required by federal tax law.

We reserve the right to reject any application or purchase payment and to limit future purchase payments.

TERMINATION FOR LOW ACCOUNT VALUE

We may terminate your contract by paying you the account value in one sum if, prior to the annuity date, you do not make purchase payments for two consecutive contract years, the total amount of purchase payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the account value on or after the end of such two year period is less than $2,000. Accordingly, no contract will be terminated due solely to negative investment performance.

ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, we will allocate your purchase payment to the fixed account and/or any of the investment portfolios you have selected. You may not choose more than 18 investment portfolios (including the fixed account) at the time your initial purchase payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

We have reserved the right to restrict payments to the fixed account if any of the following conditions exist:

o the credited interest rate on the fixed account is equal to the guaranteed minimum rate; or

o your account value in the fixed account equals or exceeds our published maximum for fixed account allocation (currently, there is no limit); or

o  a transfer was made out of the fixed account within the previous 180 days.

If you make additional purchase payments, we will allocate them in the same way as your first purchase payment unless you tell us otherwise. However, if you make an additional purchase payment and you have an EDCA or DCA program in effect, we will allocate your additional payments to the investment portfolios selected under the EDCA or DCA program unless you tell us otherwise. You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 investment portfolios (including the fixed account) at the time you submit a subsequent purchase payment. If you wish to allocate the payment to more than 18 investment portfolios (including the fixed account), you must notify us of your chosen allocation one or more days prior to submitting the payment. If there are joint owners, unless we are instructed to the contrary, we will accept allocation instructions from either joint owner.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A business day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information
- Requests and Elections.") However, if you allocate purchase payments to a discontinued investment portfolio (see Appendix A), we will request reallocation instructions or if unable to obtain such instructions, we will return your purchase payment to you.

FREE LOOK

If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (30 days for seniors age 60 or older). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. You will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your payment depending upon the performance of the portfolios you allocated your purchase payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. Under certain circumstances, if you are a senior age 60 or older, we may be required to give you back your purchase payment if you decide to cancel your contract. We do not refund any charges or deductions assessed during the free look period.

ACCUMULATION UNITS

The portion of your account value allocated to the Separate Account will go up or down depending upon the investment performance of the investment portfolio(s) you choose. In order to keep track of this portion of your account value, we use a unit of measure we call an ACCUMULATION UNIT. (An accumulation unit works like a share of a mutual fund.)

Every business day we determine the value of an accumulation unit for each of the investment portfolios by multiplying the accumulation unit value for the immediately preceding business day by a factor for the current business day. The factor is determined by:

1) dividing the net asset value per share of the investment portfolio at the end of the current business day, plus any dividend or capital gains per share declared on behalf of the investment portfolio as of that day, by the net asset value per share of the investment portfolio for the previous business day, and

2) multiplying it by one minus the Separate Account product charges (including any death benefit rider charge) for each day since the last business day and any charges for taxes.

The value of an accumulation unit may go up or down from day to day.

When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment portfolio by the value of the accumulation unit for that investment portfolio.

We calculate the value of an accumulation unit for each investment portfolio after the New York Stock Exchange closes each day (generally 4:00 p.m. Eastern
Time) and then credit your contract.

EXAMPLE:

   On Monday we receive an additional purchase payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Growth and Income Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an accumulation unit for the Lord Abbett Growth and Income Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 accumulation units for the Lord Abbett Growth and Income Portfolio.

ACCOUNT VALUE

ACCOUNT VALUE is equal to the sum of your interests in the investment portfolios, the fixed account, and the EDCA account. Your interest in each investment portfolio is determined by multiplying the number of accumulation units for that portfolio by the value of the accumulation unit.

REPLACEMENT OF CONTRACTS

From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us may be exchanged for the contracts offered by this prospectus. The fees and charges in the new contract may be higher (or lower) and the benefits may be different. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser.

Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.



3. INVESTMENT OPTIONS
The contract offers 27 INVESTMENT PORTFOLIOS, which are listed below. Additional investment portfolios may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. COPIES OF THESE PROSPECTUSES WILL ACCOMPANY OR PRECEDE THE DELIVERY OF YOUR CONTRACT. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP:// WWW.SEC.GOV. CERTAIN INVESTMENT PORTFOLIOS DESCRIBED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT. (SEE APPENDIX A.) APPENDIX B CONTAINS A SUMMARY OF ADVISERS AND SUBADVISERS, AND INVESTMENT OBJECTIVES AND STRATEGIES FOR EACH INVESTMENT PORTFOLIO.

The investment objectives and policies of certain of the investment portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the investment portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.

Shares of the investment portfolios may be offered to insurance company separate accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various owners participating in, and the interests of qualified plans investing in the investment portfolios may conflict. The investment portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.

CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. An investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory, LLC) or subadviser of an investment portfolio, or its affiliates, may compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. The amount of the compensation is not deducted from portfolio assets and does not decrease the portfolio's investment return. The amount of the compensation is based on a percentage of assets of the investment portfolios attributable to the contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or their affiliates) may pay us more than others. These percentages currently range up to 0.50%. Additionally, an investment adviser or subadviser of an investment portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.

We and/or certain of our affiliated insurance companies have membership interests in our affiliated investment advisers, MetLife Advisers, LLC and Met Investors Advisory, LLC, which are formed as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the investment portfolio. We may benefit accordingly from assets allocated to the investment portfolios to the extent they result in profits to the advisers. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the investment portfolios to the advisers and the Statement of Additional Information for the investment portfolios for information on the management fees paid by the advisers to the subadvisers.)

Certain investment portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in each investment portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Distributor.") The payments are deducted from the assets of the investment portfolios and paid to our distributor, MetLife Investors Distribution Company. These payments decrease the portfolio's investment return.

We select the investment portfolios offered through this contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the investment portfolio's adviser or subadviser is one of our affiliates or whether the investment portfolio, its adviser, its subadviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative and other services, as described above. In some cases, we have included investment portfolios based on recommendations made by broker dealers through which the contract is sold ("selling firms"). We review the investment portfolios periodically and may remove an investment portfolio or limit it availability to new purchase payments and/or transfers of account value if we determine that the investment portfolio no longer meets one or more of the selection criteria, and/or if the investment portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular investment portfolio.

We make certain payments to American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series. (See "Other Information - Distributor.")


AMERICAN FUNDS INSURANCE SERIES (CLASS 2)
American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

     American Funds Global Growth Fund*

* This portfolio is expected to be available on or about November 13, 2006.


FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)
Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisors Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

     Templeton Growth Securities Fund


MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)
Met Investors Series Trust is a mutual fund with multiple portfolios. Met Investors Advisory, LLC (Met Investors Advisory), an affiliate of MetLife Investors, is the investment manager of Met Investors Series Trust. Met Investors Advisory has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class A, as noted, portfolios are available under the contract:

     Lord Abbett America's Value Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Growth and Income Portfolio
     Lord Abbett Mid-Cap Value Portfolio
     MFS (Reg. TM) Research International Portfolio
     Oppenheimer Capital Appreciation Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio (Class A)
     Pioneer Mid-Cap Value Portfolio (Class A)
     Pioneer Strategic Income Portfolio (Class A)
     Met/Putnam Capital Opportunities Portfolio
     Van Kampen Comstock Portfolio
     Van Kampen Mid-Cap Growth Portfolio
         (formerly Lord Abbett Growth Opportunities Portfolio)


METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)
Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual investment portfolios. (See Appendix B for the names of the subadvisers.) The following Class B or Class E, as noted, portfolios are available under the contract:

     BlackRock Bond Income Portfolio
     BlackRock Money Market Portfolio
     Capital Guardian U.S. Equity Portfolio
     Davis Venture Value Portfolio (Class E)
     MFS (Reg. TM) Total Return Portfolio
     Oppenheimer Global Equity Portfolio


PUTNAM VARIABLE TRUST (CLASS IB)
Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolios are available under the contract:

     Putnam VT Equity Income Fund


MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

TRANSFERS

GENERAL. You can transfer a portion of your account value among the fixed account and the investment portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract owners. (See "Investment Options - Transfers -
Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from the fixed account and to or from any investment portfolio, subject to the limitations below. All transfers made on the same business day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the business day. The following apply to any transfer:

o Your request for transfer must clearly state which investment portfolio(s) or the fixed account are involved in the transfer.

o  Your request for transfer must clearly state how much the transfer is for.

o The minimum amount you can transfer is $500 from an investment portfolio, or your entire interest in the investment portfolio, if less (this does not apply to pre-scheduled transfer programs).

o The minimum amount that may be transferred from the fixed account is $500, or your entire interest in the fixed account. Transfers out of the fixed account during the accumulation phase are limited to the greater of: (a) 25% of the fixed account value at the beginning of the contract year, or
     (b) the amount transferred out of the fixed account in the prior contract year.

o You may not make a transfer to more than 18 investment portfolios (including the fixed account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 investment portfolios (including the fixed account) may be made by calling or writing our Annuity Service Center.

During the accumulation phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another investment portfolio). In such a case, the redemption order would be processed at the source investment portfolio's next determined accumulation unit value. However, the purchase of the new investment portfolio would be effective at the next determined accumulation unit value for the new investment portfolio only after we receive the proceeds from the source investment portfolio, or we otherwise receive cash on behalf of the source investment portfolio.

For transfers during the accumulation phase, we have reserved the right to restrict transfers to the fixed account if any one of the following conditions exist:

o  The credited interest rate is equal to the guaranteed minimum rate;

o Your account value in the fixed account equals or exceeds our published maximum for fixed account contract values (currently, there is no limit); or

o  A transfer was made out of the fixed account within the previous 180 days.

During the income phase, you cannot make transfers from a fixed annuity payment option to the investment portfolios. You can, however, make transfers during the income phase from the investment portfolios to a fixed annuity payment option and among the investment portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. (See "Other Information - Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the business day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following business day.

PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost
Averaging, Three Month Market Entry, and Automatic Rebalancing Programs.

MARKET TIMING. Frequent requests from contract owners to transfer account value may dilute the value of an investment portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying investment portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the investment portfolios, which may in turn adversely affect contract owners and other persons who may have an interest in the contracts (E.G., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield investment portfolios (i.e., the American Funds Global Growth Fund, Templeton Growth Securities Fund, Lord Abbett Bond Debenture Portfolio, MFS (Reg. TM) Research International Portfolio, Pioneer Strategic Income Portfolio, Met/Putnam Capital Opportunities Portfolio, and Oppenheimer Global Equity Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current account value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.

We do not believe that other investment portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain investment portfolios, we rely on the underlying investment portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other owners or other persons who have an interest in the contracts, we require all future transfer requests to or from any Monitored Portfolios or other identified investment portfolios under that contract to be submitted with an original signature.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those investment portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect owners and other persons with interests in the contracts. We do not accommodate market timing in any investment portfolios and there are no arrangements in place to permit any contract owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The investment portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, investment portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the investment portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract owners and other persons with interests in the contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the investment portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to: (1) enter into a written agreement with each investment portfolio or its principal underwriter that will obligate us to provide to the investment portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2) execute instructions from the investment portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the investment portfolio.

In addition, contract owners and other persons with interests in the contracts should be aware that some investment portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/ or individual retirement plan participants. The omnibus nature of these orders may limit the investment portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the investment portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the investment portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the investment portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single contract owner). You should read the investment portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAMS

We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the accumulation phase.

We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus.

The two dollar cost averaging programs are:

1.    STANDARD DOLLAR COST AVERAGING (DCA)
     This program allows you to systematically transfer a set amount each month from the fixed account (new purchase payments only) or from a money market investment portfolio to any of the other available investment portfolio(s) you select. We provide certain exceptions from our normal fixed account restrictions to accommodate dollar cost averaging programs. These transfers are made on a date you select or, if you do not select a date, on the date that a purchase payment or account value is allocated to the dollar cost averaging program.

You can make subsequent purchase payments while you have an active DCA program in effect, provided, however, that no amount will be allocated to the DCA program without your express direction. (See "Purchase - Allocation of Purchase Payments.") If you make such an addition to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop.

2.    ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)
     The Enhanced Dollar Cost Averaging (EDCA) Program allows you to systematically transfer amounts from the EDCA account in the general account to any available investment portfolio(s) you select. Except as discussed below, only new purchase payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.

You can make subsequent purchase payments while you have an active EDCA account in effect, provided, however, that no amount will be allocated to the EDCA account without your express direction. (See "Purchase - Allocation of Purchase Payments.") When a subsequent purchase payment is allocated by you to your existing EDCA account we create "buckets" within your EDCA account.

o The EDCA transfer amount will be increased by the subsequent purchase payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.

o Each allocation (bucket) resulting from a subsequent purchase payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.

o Allocations (buckets) resulting from each purchase payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.

(See Appendix C for further examples of EDCA with multiple purchase payments.)

The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any investment portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.

The first transfer we make under the EDCA program is the date your purchase payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for purchase payments allocated on the 29th, 30th, or 31st day of a month. If such a day is not a business day, the transfer will take place on the next business day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.

If you decide you no longer want to participate in the EDCA program, and your contract was issued prior to May 1, 2005, all money remaining in your EDCA account will be transferred to the BlackRock Money Market

Portfolio, unless you specify otherwise. If your contract was issued on or after May 1, 2005, all money remaining in your EDCA account will be transferred to the investment portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.

THREE MONTH MARKET ENTRY PROGRAM

Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.

AUTOMATIC REBALANCING PROGRAM

Once your money has been allocated to the investment portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance quarterly, semi-annually or annually.

An automatic rebalancing program is intended to transfer account value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.

We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current purchase payment allocations, unless you tell us otherwise.

The Automatic Rebalancing Program is available only during the accumulation phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee.


EXAMPLE:
   Assume that you want your initial purchase payment split between 2 investment portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the Van Kampen Mid-Cap Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the Van Kampen Mid-Cap Growth Portfolio to increase those holdings to 60%.

DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. Met Investors Advisory, LLC ("Met Investors Advisory"), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS
-------------------------------------------

     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Aggressive Strategy Portfolio

Each portfolio is well diversified and was designed on established principles of asset allocation and risk tolerance. Each portfolio will invest substantially all of its assets in the Class A shares of other investment portfolios of the Met Investors Series Trust or of the Metropolitan Series Fund, Inc., which invest either in equity securities, fixed income securities or cash equivalent money market securities, as applicable. Each portfolio has a target allocation among the three types of asset classes (equity, fixed income and cash/money market). Met Investors Advisory establishes specific target investment percentages for the asset classes and the various components of each asset category and then selects the underlying investment portfolios in which a portfolio invests based on, among other things, Met Investors Advisory's investment process, its outlook for the economy, interest rates, financial markets and historical performance of each underlying investment portfolio and/or asset class. At least annually, Met Investors Advisory will evaluate each portfolio's asset allocations among equities, fixed income and cash/money market securities including the allocation within such asset classes and may make changes in the target allocations. (See the fund prospectus for a description of each portfolio's target allocation.)

Met Investors Advisory has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and investment in the underlying investment portfolios, which may assist Met Investors Advisory in determining the underlying investment portfolios which may be available for investment and with the selection of an allocation of each portfolio's investments among the underlying investment portfolios. Met Investors Advisory is responsible for paying the consulting fees.

VOTING RIGHTS

We are the legal owner of the investment portfolio shares. However, we believe that when an investment portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

SUBSTITUTION OF INVESTMENT OPTIONS

If investment in the investment portfolios or a particular investment portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another investment portfolio or investment portfolios without your consent. The substituted investment portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future purchase payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close investment portfolios to allocation of purchase payments or account value, or both, at any time in our sole discretion.



4. EXPENSES
There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT CHARGES

SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to any death benefit riders). We do this as part of our calculation of the value of the accumulation units and the annuity units.

MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge which is equal, on an annual basis, to 1.05% of the average daily net asset value of each investment portfolio. For contracts issued prior to May 1, 2004, the mortality and expense charge on an annual basis is 1.15% of the average daily net asset value of each investment portfolio.

This charge compensates us for mortality risks we assume for the annuity payment and death benefit guarantees made under the contract. These guarantees include making annuity payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.

ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each investment portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.

DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we assess a daily charge during the accumulation phase equal, on an annual basis, to the percentages below of the average daily net asset value of each investment portfolio:


      Annual Step-Up Death Benefit                  0.20%
      Compounded-Plus Death Benefit                 0.35%
      Additional Death Benefit - Earnings
         Preservation Benefit                       0.25%

For contracts issued prior to May 1, 2004, the percentage charge for the Compounded-Plus Death Benefit rider is 0.15% of the average daily net asset value of each investment portfolio.

ACCOUNT FEE

During the accumulation phase, every contract year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior contract year if your account value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the account value regardless of the amount of your account value. During the accumulation phase, the account fee is deducted pro rata from the investment portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.

A pro rata portion of the charge will be deducted from the account value on the annuity date if this date is other than a contract anniversary. If your account value on the annuity date is at least $50,000, then we will not deduct the account fee. After the annuity date, the charge will be collected monthly out of the annuity payment, regardless of the size of your contract.

LIFETIME INCOME SOLUTION AND GUARANTEED MINIMUM INCOME BENEFIT RIDER CHARGES

We currently offer the Lifetime Income Solution ("LIS"), which is a rider to the contract that provides a guaranteed minimum income benefit. If you select the LIS rider, we will assess a charge during the accumulation period equal to 0.50% of the income base. For contracts purchased prior to July 1, 2002, we offered a different guaranteed minimum income benefit ("GMIB"). If you selected the GMIB rider, we assess a charge during the accumulation period equal to 0.35% of the income base. (See "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit" and Appendix D for a discussion of how the income base for the LIS and GMIB riders are calculated at the time the rider charge is assessed.)

The charge for the LIS or GMIB rider is first assessed at the first contract anniversary and then at each subsequent contract anniversary, up to and including the anniversary on or immediately before the date the rider is exercised. The rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) or if you begin to receive annuity payments at the annuity date, a pro rata portion of the rider charge will be assessed.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE

We offer a Guaranteed Withdrawal Benefit ("GWB") rider that you can select when you purchase the contract. If you elect the GWB rider, a charge is deducted from your account value on each contract anniversary beginning with the first anniversary following your election of the rider. The charge for the GWB rider is equal to 0.25% of the Guaranteed Withdrawal Amount (see "Living Benefits - Guaranteed Withdrawal Benefit") on the applicable contract anniversary. The GWB rider charge is deducted from your account value pro rata from each investment portfolio, the fixed account and the EDCA account in the ratio each portfolio/account bears to your total account value. We take amounts from the investment options that are part of the Separate Account by cancelling accumulation units from the Separate Account. If you make a full withdrawal (surrender) of your account value, you apply your account value to an annuity option, there is a change in owners, joint owners or annuitants (if the owner is a non-natural person), you cancel the rider in accordance with the cancellation provisions, or the contract terminates (except for a termination due to death), a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of such a change.

WITHDRAWAL CHARGE

During the accumulation phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior purchase payments, a withdrawal charge is assessed against the purchase payment withdrawn. To determine if your withdrawal includes prior purchase payments, amounts are withdrawn from your contract in the following order:

1. Earnings in your contract (earnings are equal to your account value, less purchase payments not previously withdrawn); then

2.    The free withdrawal amount described below; then

3. Purchase payments not previously withdrawn, in the order such purchase payments were made: the oldest purchase payment first, the next purchase payment second, etc. until all purchase payments have been withdrawn.

FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each contract year after the first (there is no free withdrawal amount in the first contract year) is equal to 10% of your total purchase payments, less the total free withdrawal amount previously withdrawn in the same contract year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first contract year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one contract year does not carry over to the next contract year.

The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:


Number of Complete Years from            Withdrawal Charge
Receipt of Purchase Payment           (% of Purchase Payment)
-------------------------------      ------------------------
  0                                             7
  1                                             6
  2                                             6
  3                                             5
  4                                             4
  5                                             3
  6                                             2
  7 and thereafter                              0

For a partial withdrawal, the withdrawal charge is deducted from the remaining account value, if sufficient. If the remaining account value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.

If the account value is smaller than the total of all purchase payments, the withdrawal charge only applies up to the account value.

We do not assess the withdrawal charge on any payments paid out as annuity payments or as death benefits, although we do assess the withdrawal charge in calculating GMIB annuity payments. In addition, we will not assess the withdrawal charge on required minimum distributions from qualified contracts but only as to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.

NOTE: For tax purposes, earnings from non-qualified contracts are considered to come out first.

REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract or a prospective purchaser already had a relationship with us. We may not deduct a withdrawal charge under a contract issued to an officer, director, employee, or a family member of an officer, director, or employee of ours or any of our affiliates and we may not deduct a withdrawal charge under a contract issued to an officer, director or employee or family member of an officer, director or employee of a broker-dealer which is participating in the offering of the contract. In lieu of a withdrawal charge waiver, we may provide an account value credit.

NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your joint owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6 month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your joint owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the owner continuously since the contract was issued (or have become the owner as the spousal beneficiary who continues the contract). This waiver terminates on the annuity date. We will not accept additional payments once this waiver is used.

For contracts issued on and after May 1, 2005, these riders are not available for owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.

PREMIUM AND OTHER TAXES

We reserve the right to deduct from purchase payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until annuity payments begin.

TRANSFER FEE

We currently allow unlimited transfers without charge during the accumulation phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the investment portfolio or fixed account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.

INVESTMENT PORTFOLIO EXPENSES

There are deductions from and expenses paid out of the assets of each investment portfolio, which are described in the fee table in this prospectus and the investment portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each investment portfolio.



5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)
ANNUITY DATE

Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your annuity date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity payments must begin by the first day of the calendar month following the annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the annuity date will be the later of the first day of the calendar month after the annuitant's 90th birthday or ten (10) years from the date your contract was issued. You can change the annuity date at any time before the annuity date with 30 days prior notice to us.

ANNUITY PAYMENTS

You (unless another payee is named) will receive the annuity payments during the income phase. The annuitant is the natural person(s) whose life we look to in the determination of annuity payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. At the annuity date, you can choose whether payments will be:

o  fixed annuity payments, or

o  variable annuity payments, or

o  a combination of both.

If you don't tell us otherwise, your annuity payments will be based on the investment allocations that were in place just before the start of the income phase.

If you choose to have any portion of your annuity payments based on the investment portfolio(s), the dollar amount of your payment will vary and will depend upon 3 things:

1) the value of your contract in the investment portfolio(s) just before the start of the income phase,

2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and

3)    the performance of the investment portfolios you selected.

At the time you purchase the contract, you select the AIR, which must be acceptable to us. You can change the AIR with 30 days notice to us prior to the annuity date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable annuity payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable annuity payments will decrease.

Your variable annuity payment is based on ANNUITY UNITS. An annuity unit is an accounting device used to calculate the dollar amount of annuity payments.

When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable annuity payment, but subsequent variable annuity payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the investment portfolios. On the other hand, a higher AIR will result in a higher initial variable annuity payment than a lower AIR, but later variable annuity payments will rise more slowly or fall more rapidly.

In the event of a transfer during the income phase from a variable annuity payment option to a fixed annuity payment option, this may result in a reduction in the amount of annuity payments.

If you choose to have any portion of your annuity payments be a fixed annuity payment, the dollar amount of each fixed annuity payment will not change.

Annuity payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an annuity option. In that case, we may provide your annuity payment in a single lump sum instead of annuity payments. Likewise, if your annuity payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your annuity payments are at least $100.

ANNUITY OPTIONS

You can choose among income plans. We call those ANNUITY OPTIONS. We ask you to choose an annuity option when you purchase the contract. You can change it at any time before the annuity date with 30 days notice to us.

If you do not choose an annuity option at the time you purchase the contract, Option 2 which provides a life annuity with 10 years of guaranteed annuity payments will automatically be applied.

You can choose one of the following annuity options or any other annuity option acceptable to us. After annuity payments begin, you cannot change the annuity option.

OPTION 1. LIFE ANNUITY. Under this option, we will make annuity payments so long as the annuitant is alive. We stop making annuity payments after the annuitant's death. It is possible under this option to receive only one annuity payment if the annuitant dies before the due date of the second payment or to receive only two annuity payments if the annuitant dies before the due date of the third payment, and so on.

OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant is alive. If, when the annuitant dies, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. When the annuitant dies, if you do not want to continue receiving annuity payments, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. We will stop making annuity payments after the last survivor's death.

OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make annuity payments so long as the annuitant and a second person (joint annuitant) are both alive. When either annuitant dies, we will continue to make annuity payments, so long as the survivor continues to live. If, at the last death of the annuitant and the joint annuitant, we have made annuity payments for less than ten years, we will then continue to make annuity payments for the rest of the 10 year period. However, if you do not want to continue receiving annuity payments at the last death of the annuitant and the joint annuitant, you may elect to have the present value of the guaranteed variable annuity payments remaining (as of the date due proof of the annuitant's death is received at our Annuity Service Center) commuted at the AIR selected. We will require return of your contract and proof of death before we pay the commuted values.

OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an annuity option under which fixed or variable monthly annuity payments are made for a selected number of years as approved by us, currently not less than 10 years. This annuity option may be limited or withdrawn by us in our discretion. After commencement of this annuity payout, you may elect to receive the partial or full commuted value of the remaining guaranteed variable annuity payments, and the payments will be commuted at the AIR selected.

There may be tax consequences resulting from the election of an annuity payment option containing a commutation feature (I.E., an annuity payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")


In addition to the annuity options described above, we may offer an additional payment option that would allow your beneficiary to take distribution of the account value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both tax qualified and non-tax qualified contracts.

In the event that you purchased the contract as a tax qualified contract, you must take distribution of the account value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an annuity option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if annuity payments have already begun, the death benefit would be required to be distributed to your beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.

LIFETIME INCOME SOLUTION AND GUARANTEED MINIMUM INCOME BENEFIT

We currently offer the Lifetime Income Solution ("LIS"), which is a rider to the contract that provides a guaranteed minimum income benefit. The LIS is only offered in states where it has been approved for sale. For contracts purchased prior to July 1, 2002, we offered a different guaranteed minimum income benefit ("GMIB"). The LIS is described below and the GMIB is described in Appendix D to the prospectus. You may not have the LIS or GMIB rider and the GWB rider in effect at the same time.

It is important to recognize that the "income base" (as described below) that is guaranteed by the LIS or the GMIB is not available for cash withdrawals and does not establish or guarantee your account value or a minimum return for any investment portfolio. Rather, the LIS and the GMIB are designed to provide you with a predictable minimum level of income for life after a minimum 10-year waiting period regardless of investment performance or actual account value, by providing a minimum guaranteed lifetime fixed income benefit in the form of fixed monthly annuity payments.

The amount of the benefit is determined by applying the income base (described below) at the time of exercise to the LIS or GMIB Annuity Table specified in the rider. This table is calculated based on the Annuity 2000 Mortality Table with a 7-year age set back with interest of 2.5% per annum. The annuity rates in the Table are conservative, and a withdrawal charge may be applicable so the amount of guaranteed minimum lifetime income that the LIS or

GMIB produces may be less than the amount of annuity income that would be provided by applying your account value on your annuity date to then-current annuity purchase rates. In this case, your annuity payments will be higher if you do not exercise the rider.

DESCRIPTION OF LIS

You may exercise the LIS after a 10 year waiting period, but only during the 30-day period following any contract anniversary up to and including the contract anniversary on or following your 85th birthday. You may elect the LIS only at the time you purchase the contract, and you may not be older than age 75 at the time of the purchase. If you have a qualified contract, the commencement of payments is controlled by the plan and the amount of the payment must meet minimum required distribution requirements. Once elected, the rider cannot be terminated except as described below.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. Thereafter, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the account value on the date of the recalculation.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. (For these purposes, all purchase payments credited within 120 days of the date we issued the contract will be treated as if they were received on the date we issue the contract.) Thereafter, the Annual Increase Amount is equal to (i) less
     (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary on or following your 85th birthday and 0% thereafter; and

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each withdrawal in a contract year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that withdrawal (including any applicable withdrawal charge); or

         (2) If total withdrawals in a contract year are 5% or less of the Annual Increase Amount on the previous contract anniversary and if these withdrawals are paid to you (or the annuitant if the contract is owned by a non-natural person) or other payee we agree to, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and be treated as though the corresponding withdrawals occurred at the end of that contract year.

In determining LIS annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the income base.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding your 81st birthday, except that it is increased for each subsequent purchase payment and reduced proportionally by the percentage reduction in account value attributable to each subsequent withdrawal (including any applicable withdrawal charge). The Annual Increase Amount does not change after the contract anniversary on or following your 85th birthday, except that it is increased for each subsequent purchase payment and reduced by the withdrawal adjustments described in (b)(ii) above.

OWNERSHIP. While the LIS is effective, if the owner is a natural person, the owner must be the annuitant. If a non- natural person owns the contract, the annuitant will be considered the owner in determining the income base and LIS annuity payments. If joint owners are named, the age of the oldest owner will be used to determine the income base and LIS annuity payments.

EXERCISING THE LIS RIDER. If you exercise the LIS, you must elect to receive annuity payments under one of the following fixed annuity options:

(1) Life annuity with 10 years of annuity payments guaranteed. For annuitization ages over 79, the guaranteed component of the life annuity is reduced as follows:


 Age at Annuitization         Guarantee Period
----------------------       -----------------
          80                         9
          81                         8
          82                         7
          83                         6
       84 and 85                     5

(2) Joint and last survivor annuity with 10 years of annuity payments guaranteed.

These options are described in the contract and the LIS rider.

If you exercise the LIS, your annuity payments will be the greater of:

o The annuity payment determined by applying the amount of the income base to the LIS Annuity Table, or

o The annuity payment determined for the same annuity option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you take a full withdrawal of your account value, your contract is terminated by us due to its small account value and inactivity (see "Purchase - Purchase Payments"), or your contract lapses and there remains any income base, we will commence making income payments within 30 days of the date of the full withdrawal, termination or lapse. In such cases, your income payments under this benefit, if any, will be determined using the income base and any applicable withdrawal adjustment that was taken on account of the withdrawal, termination or lapse.

If you choose not to receive annuity payments as guaranteed under the LIS, you may elect any of the annuity options available under the contract.

TERMINATING THE LIS RIDER. Except as otherwise provided in the LIS rider, the LIS will terminate upon the earliest of:

a) The 30th day following the contract anniversary on or following your 85th birthday;

b)    The date you make a complete withdrawal of your account value;

c) The date you elect to receive annuity payments under the contract and you do not elect to receive annuity payments under the LIS;

d) Death of the owner or joint owner (unless the spouse (aged 84 or younger) is the beneficiary and elects to continue the contract), or death of the annuitant if a non-natural person owns the contract, or

e) A change for any reason of the owner or joint owner or the annuitant if a non-natural person owns the contract.

When the LIS rider terminates, the corresponding LIS rider charge terminates.

LIS, GMIB, QUALIFIED CONTRACTS AND DECEDENT CONTRACTS

The LIS and GMIB may have limited usefulness in connection with a qualified contract, such as an IRA (see "Federal Income Tax Status - Taxation of Qualified Contracts"), in circumstances where the owner is planning to exercise the LIS or GMIB on a date later than the beginning date of required minimum distributions under the contract. In such event, required minimum distributions received from the contract will have the effect of reducing the income base either on a proportionate or dollar for dollar basis, as the case may be. This may have the effect of reducing or eliminating the value of annuity payments under the LIS or GMIB.

Additionally, the LIS and GMIB may not be appropriate for purchase by a beneficiary under a decedent's IRA (or where otherwise offered, under any other contract which is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases). Under the tax rules, such contracts generally require distributions to commence in accordance with tax regulations by the end of the calendar year following the year of the owner's death. The LIS and GMIB benefit may not be exercised until 10 years after purchase. It is not clear under these rules whether minimum distribution requirements will be met in all cases where income payments under a life contingent annuity (such as provided under the LIS and GMIB) do not begin until after the year following the year of death, as would be the case with an LIS or GMIB benefit purchased by such beneficiary. Even if minimum distribution requirements would be met, the value of such benefit may be adversely impacted or eliminated, depending on the beneficiary's own situation, because of required distributions prior to the time that the benefit could be exercised. You should consult your tax adviser prior to electing the LIS or GMIB rider.

(See Appendix E for examples of the LIS rider.)



6. ACCESS TO YOUR MONEY
You (or in the case of a death benefit, your beneficiary) can have access to the money in your contract:

(1)    by making a withdrawal (either a partial or a complete withdrawal);

(2)    by electing to receive annuity payments; or

(3)    when a death benefit is paid to your beneficiary.

Under most circumstances, withdrawals can only be made during the accumulation phase.

You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")

When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the account value of the contract at the end of the business day when we receive a written request for a withdrawal:

o  less any applicable withdrawal charge;

o  less any premium or other tax;

o  less any account fee; and

o  less any applicable pro rata LIS, GMIB or GWB rider charge.

Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the fixed account, the EDCA account and the investment portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the investment portfolio, fixed account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the account value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in good order unless the suspension of payments or transfers provision is in effect.

How to withdraw all or part of your account value:

o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")

o You must provide satisfactory evidence of terminal illness or confinement to a nursing home if you would like to have the withdrawal charge waived. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")

o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).

o We have to receive your withdrawal request in our Annuity Service Center prior to the annuity date or owner's death.

There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM

You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total purchase payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next business day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

o the New York Stock Exchange is closed (other than customary weekend and holiday closings);

o  trading on the New York Stock Exchange is restricted;

o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the investment portfolios is not reasonably practicable or we cannot reasonably value the shares of the investment portfolios; or

o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.



7. LIVING BENEFITS
GUARANTEED WITHDRAWAL BENEFIT

In states where approved, we offer an optional Guaranteed Withdrawal Benefit ("GWB") for an additional charge. Please check with your financial representative for state availability. You may elect the GWB rider at the time you purchase the contract, prior to age 86. Once elected, the GWB cannot be terminated except as described below. You may not elect the GWB if you have elected the LIS rider or previously elected the GMIB rider under your contract.


The GWB guarantees that the entire amount of purchase payments you make until termination of the rider will be returned to you through a series of withdrawals which you may begin taking immediately or at a later time, provided withdrawals in any contract year do not exceed the maximum amount allowed. The total amount you are guaranteed to receive is the "Guaranteed Withdrawal Amount." This means that regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the purchase payments you made during the time period specified in your rider has been returned to you.

This GWB guarantee applies ONLY IF YOUR ANNUAL WITHDRAWALS ARE LESS THAN OR EQUAL TO THE MAXIMUM AMOUNT ALLOWED, CALLED THE ANNUAL BENEFIT PAYMENT, WHICH IS DESCRIBED IN MORE DETAIL BELOW. However, the GWB does not establish or guarantee an account value or minimum return for any investment portfolio. The Benefit Base (as described below) cannot be taken as a lump sum. Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first contract year unless you take the necessary steps to elect such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of purchase payments that exceed the free withdrawal amount (see "Expenses - Withdrawal Charge").

IF IN ANY CONTRACT YEAR YOU TAKE CUMULATIVE WITHDRAWALS THAT EXCEED THE ANNUAL BENEFIT PAYMENT, THE TOTAL PAYMENTS THAT THE GWB GUARANTEES THAT YOU OR YOUR BENEFICIARY WILL RECEIVE FROM THE CONTRACT OVER TIME MAY BE LESS THAN THE GUARANTEED WITHDRAWAL AMOUNT. THIS REDUCTION MAY BE SIGNIFICANT. HOWEVER, THE GWB RIDER CHARGE WILL CONTINUE TO BE DEDUCTED AND CALCULATED BASED ON THE GUARANTEED WITHDRAWAL AMOUNT (WHICH DOES NOT DECREASE DUE TO WITHDRAWALS) UNLESS YOUR BENEFIT BASE, AS DESCRIBED BELOW, EQUALS ZERO OR UNTIL THE TERMINATION OF THE CONTRACT.

DESCRIPTION OF THE GWB BENEFIT BASE. At issue, the Guaranteed Withdrawal Amount is the maximum total amount of money that you are guaranteed to receive over time under the GWB rider. At issue, the Guaranteed Withdrawal Amount and the Benefit Base are both equal to your initial purchase payment. At any subsequent point in time, the Benefit Base is the remaining amount of money that you are guaranteed to receive through annual withdrawals under the GWB rider. Your initial Benefit Base is set at an amount equal to your initial purchase payment. Your Benefit Base will change with each purchase payment made. Also, each withdrawal will reduce your Benefit Base.

If negative investment performance reduces your account value below the Benefit Base, you are still guaranteed to be able to withdraw the entire amount of your Benefit Base.

The Benefit Base is equal to:

o  Your initial purchase payment;

o  Increased by each subsequent purchase payment made;

o Less the amount of any withdrawals; provided, however, that if a withdrawal from your contract is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), or results in cumulative withdrawals (including any applicable withdrawal charge) for the current contract year exceeding the Annual Benefit Payment, and the resulting Benefit Base exceeds the account value, an additional reduction in the Benefit Base will be made. This additional reduction will be equal to the difference between the Benefit Base after the decrease for the withdrawal and your account value after the decrease for the withdrawal.

ANNUAL BENEFIT PAYMENT. The Annual Benefit Payment is the maximum amount of your Benefit Base you may withdraw each contract year without adversely impacting the amount guaranteed to be available to you through withdrawals overtime. The initial Annual Benefit Payment is equal to the initial Benefit Base multiplied by the GWB Withdrawal Rate (5%). The Annual Benefit Payment is reset after each subsequent purchase payment to the greater of: (1) the Annual Benefit Payment before the subsequent purchase payment and (2) the GWB Withdrawal Rate multiplied by the Benefit Base afterthe subsequent purchase payment. You can continue to receive annual withdrawals in an amount equal to or less than your Annual Benefit Payment until your Benefit Base is depleted.

It is important that you carefully manage your annual withdrawals. To retain the GWB guarantees, your annual withdrawals (including any applicable withdrawal charge) cannot exceed the Annual Benefit Payment each contract year. If a withdrawal from your contract does result in annual withdrawals (including any applicable withdrawal charge) during a contract year exceeding the Annual Benefit Payment or is not payable to the contract owner or contract owner's bank account (or to the annuitant or annuitant's bank account, if the owner is a non-natural person), the Annual Benefit Payment will be recalculated and may be reduced. The new Annual Benefit Payment will equal the lower of: (1)the Annual Benefit Payment before the withdrawal and (2) your account value after the decrease for the withdrawal (including any applicable withdrawal charge) multiplied by the GWB Withdrawal Rate. This reduction may be significant.

You can always take annual withdrawals less than the Annual Benefit Payment. However, if you choose to receive only a part of, or none of, your Annual Benefit Payment in any given contract year, your Annual Benefit Payment is not cumulative and your Benefit Base and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 5% of your Benefit Base and you withdraw 3% one year, you cannot then withdraw 7% the next year without exceeding your Annual Benefit Payment.

For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. A beneficiary under a decedent's IRA (or where otherwise offered, under any other contract that is being "continued" by a beneficiary after the death of the owner or after the death of the annuitant in certain cases) may be required to take such withdrawals which must commence, in accordance with tax regulations, by the end of the calendar year following the year of the owner's death. These required distributions may be larger than the Annual Benefit Payment. After the first contract year, we will increase your Annual Benefit Payment to equal your required minimum distribution amount for that year, if such amounts are greater than your Annual Benefit Payment. YOU MUST BE ENROLLED IN THE AUTOMATED
REQUIRED MINIMUM DISTRIBUTION PROGRAM TO QUALIFY FOR THIS INCREASE IN ANNUAL BENEFIT PAYMENT. THE FREQUENCY OF YOUR WITHDRAWALS MUST BE ANNUAL. THE
AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM IS BASED ON INFORMATION
RELATING TO THIS CONTRACT ONLY. To enroll in the Automated Required Minimum Distribution program, please contact our Annuity Service Center.

GUARANTEED WITHDRAWAL AMOUNT. We assess the GWB rider charge as a percentage of the GUARANTEED WITHDRAWAL AMOUNT, which is initially set at an amount equal to your initial purchase payment. The Guaranteed Withdrawal Amount may increase with additional purchase payments. In this case, the Guaranteed Withdrawal Amount will be reset equal to the greater of: (1) the Guaranteed Withdrawal Amount before the purchase payment and (2) the Benefit Base after the purchase payment. Withdrawals do not decrease the

Guaranteed Withdrawal Amount. If your Guaranteed Withdrawal Amount increases, the amount of the GWB rider charge we deduct will increase since the charge is a percentage of your Guaranteed Withdrawal Amount.

WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from purchase payments of up to 7% of purchase payments taken in the first seven years following receipt of the applicable purchase payment. (See "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program.")

TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.

CANCELLATION. You (or your spouse, upon spousal continuation of the contract) may elect to cancel the GWB rider in accordance with our Administrative Procedures (currently we require you to submit your cancellation request in writing to our Annuity Service Center) during the 90-day period following the 5th contract anniversary. Such cancellation will take effect upon our receipt of the request. Otherwise, the rider may not be canceled. If the GWB rider is canceled, it may not be re-elected.

TERMINATION. The GWB rider will terminate upon the earliest business day we:

(1) process your request for a total withdrawal of your account value;

(2) process your request to apply your account value to an annuity option;

(3) determine that your account value is not sufficient to pay the charge for the GWB rider (whatever account value is available will be applied to pay the annual GWB rider charge);

(4) receive due proof of the owner's death and a beneficiary claim form, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, or the annuitant dies if the owner is a non-natural person; note: (1) if the spouse elects to continue the contract (so long as the spouse is less than 85 years old and the GWB rider is in effect at the time of continuation), all terms and conditions of the GWB rider will apply to the surviving spouse; and
(2) we will not terminate the rider until we receive both due proof of the owner's death and a beneficiary claim form (from certain beneficiaries, such as a trust, we may require additional information, such as the trust document), which means we will continue to deduct the GWB rider charge until we receive this information;

(5) process a change in owners, joint owners, or annuitants (if the owner is a non-natural person);

(6) process the termination of your contract; or

(7) process your request for cancellation of the GWB rider.

ADDITIONAL INFORMATION. If you take a full withdrawal of your account value and the withdrawal does not exceed the Annual Benefit Payment, or your account value is reduced to zero because you do not have a sufficient account value to pay the GWB rider charge and your Benefit Base after the withdrawal is more than zero, we will commence making payments to the owner or joint owner (or the annuitant if the owner is a non-natural person) on a monthly basis (or any mutually agreed upon frequency, but not less frequently than annually) until the Benefit Base is exhausted. The total annual payments cannot exceed the Annual Benefit Payment, except to the extent required under the Internal Revenue Code. If you or the joint owner (or the annuitant if the owner is a non-natural person) dies while these payments are being made, your beneficiary will receive these payments. No other death benefit will be paid.

If you cancel the rider or apply your entire account value to an annuity option, we will not deduct the GWB rider charge from your account value after we deduct the charge on the effective date of the cancellation or the application of your account value to an annuity option. We will not pay any benefits as a result of the rider on or after the effective date of the cancellation or the application of your account value to an annuity option.

If the owner or joint owner (or the annuitant if the owner is a non-natural person) should die while the GWB rider is in effect, your beneficiary may elect to receive the Benefit Base as a death benefit instead of the standard death benefit, the Annual Step-Up death benefit or the Compounded-Plus death benefit, if those benefits had been purchased by the owner(s). Otherwise, the provisions of those death benefits will determine the amount of the death benefit and no benefit shall be payable under the GWB rider.

If the beneficiary elects the Benefit Base as a death benefit, we will pay the remaining Benefit Base on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Benefit Base is exhausted. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the

Annual Benefit Payment. If your beneficiary dies while such payments are made, we will continue making the payments to the beneficiary's estate unless we have agreed to another payee in writing. If the contract is a nonqualified contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the owner (or the annuitant, where the owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Benefit Base is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Benefit Base must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.

We reserve the right to accelerate any payment that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and non-qualified contracts subject to
Section 72(s)). If you terminate the GWB rider because: (1) you make a total withdrawal of your account value; (2) your account value is insufficient to pay the GWB rider charge; or (3) the contract owner or joint owner (or the annuitant if the owner is a non-natural person) dies, except where the beneficiary or joint owner is the spouse of the owner and the spouse elects to continue the contract and the spouse is less than 85 years old, you may not make additional purchase payments under the contract.

(See Appendix F for examples of the GWB.)



8. PERFORMANCE
We periodically advertise subaccount performance relating to the investment portfolios. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including death benefit rider charges) and the investment portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, and LIS, GMIB or GWB rider charge. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures that reflect the deduction of the Separate Account product charges (including death benefit rider charges), account fee, withdrawal charges, LIS, GMIB or GWB rider charge and the investment portfolio expenses.

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding investment portfolios for the periods commencing from the date on which the particular investment portfolio was made available through the Separate Account.

In addition, the performance for the investment portfolios may be shown for the period commencing from the inception date of the investment portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the investment portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the guaranteed withdrawal benefit riders using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

We may advertise the LIS rider or the GWB rider using illustrations showing how the benefit works with historical performance of specific investment portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying investment portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.



9. DEATH BENEFIT
UPON YOUR DEATH

If you die during the accumulation phase, we will pay a death benefit to your beneficiary(ies). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, you can select the optional Annual Step-Up death benefit rider or the Compounded-Plus death benefit rider and you can also select the Additional Death Benefit-Earnings Preservation Benefit. If you are 80 years old or older at the effective date of your contract, you are not eligible to select these optional death benefit riders. For contracts issued prior to May 1, 2004, the Annual Step-Up is the standard death benefit for your contract. The death benefits are described below. Check your contract and riders for the specific provisions applicable. One or more optional death benefits may not be available in your state (check with your registered representative regarding availability). The death benefit is determined as of the end of the business day on which we receive both due proof of death and an election for the payment method. Where there are multiple beneficiaries, the death benefit will only be determined as of the time the first beneficiary submits the necessary documentation in good order.

If you have a joint owner, the death benefit will be paid when the first owner dies. Upon the death of either owner, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the annuitant will be deemed to be the owner in determining the death benefit. If there are joint owners, the age of the oldest owner will be used to determine the death benefit amount.

STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION

The death benefit will be the greater of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the account value as of the effective date of the change of owner, increased by purchase payments received after the date of the change of owner, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date."

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.

OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP

If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1)    the account value; or

(2) total purchase payments, reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal; or

(3)    the highest anniversary value, as defined below.

On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

o Subsection (2) is changed to provide: "The account value as of the effective date of the change of owner, increased by purchase payments received after the date of change of owner, and reduced proportionately by the percentage reduction in account value attributable to each partial withdrawal made after such date"; and

o for subsection (3), the highest anniversary value will be recalculated to equal your account value as of the effective date of the change of owner.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit is equal to the greatest of (1), (2) or (3).

OPTIONAL DEATH BENEFIT - COMPOUNDED-PLUS

If you select the Compounded-Plus death benefit rider, the death benefit will be the greater of:

(1)    the account value; or

(2)    the enhanced death benefit.

The enhanced death benefit is the greater of (a) or (b) below:

    (a) Highest Anniversary Value: On the date we issue your contract, the highest anniversary value is equal to your initial purchase payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal. On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the account value on the date of the recalculation.

    (b) Annual Increase Amount: On the date we issue your contract, the annual increase amount is equal to your initial purchase payment. Thereafter, the annual increase amount is equal to (i) less (ii), where:

         (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 5% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter; and

         (ii) is withdrawal adjustments accumulated at the annual increase rate. A withdrawal adjustment is equal to the value of the annual increase amount immediately prior to a withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal.

If the owner is a natural person and the owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1) or (2); however, for purposes of calculating the enhanced death benefit under (2) above:

    (a) for the highest anniversary value, the highest anniversary value will be recalculated to equal your account value as of the effective date of the owner change; and

    (b) for the annual increase amount, the current annual increase amount will be reset to equal your account value as of the effective date of the owner change. For purposes of the calculation of the annual increase amount thereafter, the account value on the effective date of the owner change will be treated as the initial purchase payment and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the death benefit amount is equal to the greater of (1) or (2).

ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT

The Additional Death Benefit - Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the owner or joint owner. The benefit is only available up through age 79 (on the contract issue date). In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).

Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit under your contract; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:

(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent purchase payments and reduced proportionately by the percentage reduction in account value attributable to each subsequent partial withdrawal; and

(b) is total purchase payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against purchase payments not withdrawn.

                               Benefit Percentage


   Issue Age                   Percentage
-----------------------
   Ages 69 or younger        40%
   Ages 70-79                25%
   Ages 80 and above          0%

If the owner is a natural person and the owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total purchase payments not withdrawn" will be reset to equal the account value as of the effective date of the owner change, and purchase payments received and partial withdrawals taken prior to the change of owner will not be taken into account.

In the event that a beneficiary who is the spouse of the owner elects to continue the contract in his or her name after the owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal beneficiary. Alternatively, the spousal beneficiary may elect to have the additional death benefit determined and added to the account value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).

GENERAL DEATH BENEFIT PROVISIONS

The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the beneficiary.

If the beneficiary under a tax qualified contract is the annuitant's spouse, the tax law generally allows distributions to begin by the year in which the annuitant would have reached 70 1/2 (which may be more or less than five years after the annuitant's death).

A beneficiary must elect the death benefit to be paid under one of the payment options (unless the owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the beneficiary elects to have the death benefit payable under an annuity option. The death benefit payable under an annuity option must be paid over the beneficiary's lifetime or for a period not extending beyond the beneficiary's life expectancy. For non-qualified contracts, payment must begin within one year of the date of death. For tax qualified contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both non-tax qualified contracts and certain tax qualified contracts, under which your beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your beneficiary in order to facilitate the distribution of payments. Your beneficiary may choose any optional death benefit available under the new contract. Upon the death of your beneficiary, the death benefit would be required to be distributed to your beneficiary's beneficiary at least as rapidly as under the method of distribution in effect at the time of your beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated beneficiary is permitted under our procedures to make additional purchase payments consisting of monies which are direct transfers (as permitted under tax law) from other tax qualified or non-tax qualified contracts, depending on which type of contract you own, held in the name of the decedent. Your beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the beneficiary under an annuity option may only be elected during the 60 day period beginning with the date we receive due proof of death. If we do not receive an election during such time, we will make a single sum payment to the beneficiary at the end of the 60 day period.

If the owner or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue at least as rapidly as under the method of distribution in effect at the time of the owner's death. Upon the death of the owner or a joint owner during the income phase, the beneficiary becomes the owner.

SPOUSAL CONTINUATION

If the primary beneficiary is the spouse of the owner, upon the owner's death, the beneficiary may elect to continue the contract in his or her own name. Upon such election, the account value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the owner. Any excess of the death benefit amount over the account value will be allocated to each applicable investment portfolio and/or the fixed account in the ratio that the account value in the investment portfolio and/or the fixed account bears to the total account value. Spousal continuation will not satisfy minimum required distribution rules for tax qualified contracts other than IRAs.

DEATH OF THE ANNUITANT

If the annuitant, not an owner or joint owner, dies during the accumulation phase, you automatically become the annuitant. You can select a new annuitant if you do not want to be the annuitant (subject to our then current underwriting standards). However, if the owner is a non- natural person (for example, a trust), then the death of the primary annuitant will be treated as the death of the owner, and a new annuitant may not be named.

Upon the death of the annuitant after annuity payments begin, the death benefit, if any, will be as provided for in the annuity option selected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

CONTROLLED PAYOUT

You may elect to have the death benefit proceeds paid to your beneficiary in the form of annuity payments for life or over a period of time that does not exceed your beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts (see "Federal Income Tax Status").

10. FEDERAL INCOME TAX STATUS
The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a "Qualified Contract." The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.

If your annuity is independent of any formal retirement or pension plan, it is termed a "Non-Qualified Contract."

Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.

TAXATION OF NON-QUALIFIED CONTRACTS

NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the account value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following discussion generally applies to Non-Qualified Contracts owned by natural persons.

WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the account value immediately before the distribution over the owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the owner's investment in the contract.

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.

It is conceivable that charges for certain benefits under a variable contract, such as any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) and certain living benefits (E.G., the GWB rider), may be considered as deemed distributions subject to immediate taxation. We currently intend to treat these charges as an intrinsic part of the annuity contract and we do not tax report these charges as taxable income. However, it is possible that this may change in the future if we determine that such reporting is required by the IRS. If so, the charge could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.

The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Benefit Base at the time of the withdrawal, if greater than the account value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross account value rather than the Benefit Base at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross account value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.

We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).

ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:

o  made on or after the taxpayer reaches age 59 1/2;

o  made on or after the death of an owner;

o  attributable to the taxpayer's becoming disabled;

o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary; or

o under certain immediate income annuities providing for substantially equal payments made at least annually.

Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any annuity payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments start. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. In general, the amount of each payment under a variable annuity payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the annuity payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax advisor as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.

The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed account and variable investment portfolios, as well as transfers between investment portfolios after the annuity starting date. Consult your tax adviser.

TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as annuity payments.

See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.

TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.

WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.

MULTIPLE CONTRACTS. All non-qualified deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in such owner's income when a taxable distribution occurs.

DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract owners of gains under their contracts. Consult your tax adviser prior to purchase.

OWNERSHIP OF THE INVESTMENTS. In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying Separate Account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract owner from being treated as the owner of the Separate Account assets supporting the contract.

FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."

TAXATION OF QUALIFIED CONTRACTS

The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract.

Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in Section 408 of the Internal Revenue Code (Code), permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2006, $4,000 plus, for an owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders (including enhanced death benefits), but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.

SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by Section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $10,000 for 2006. The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.

ROTH IRA. A Roth IRA, as described in Code section 408A, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the account value.

TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.

Proposed income tax regulations issued in November 2004, would require certain fundamental changes to these arrangements including (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability of participants to direct proceeds between 403(b) annuity contracts and
(c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.

The proposed regulations will generally not be effective until taxable years beginning after December 31, 2005, at the earliest; and may not be relied on until issued in final form. However, certain aspects, including a proposed prohibition on use of life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions are currently effective unless revised or revoked in final form.

SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The contract can be used with such plans. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.

SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using the contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.

OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of account value, as well as all living benefits) must be added to the account value in computing the amount required to be distributed over the applicable period.

The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.

Distributions from Qualified Contracts generally are subject to withholding for the owner's federal income tax liability. The withholding rate varies according to the type of distribution and the owner's tax status. The owner will be provided the opportunity to elect not to have tax withheld from distributions.

"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.

COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consquences resulting from the election of an annuity payment option containing a commutation feature is uncertain and the IRS may determine that the taxable amount of annuity payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:

o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.

o The retroactive imposition of the 10% penalty tax on annuity payments received prior to the taxpayer attaining age 59 1/2.

o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any annuity payments made after such commutation.

A payee should consult with his or her own tax advisor prior to electing to annuitize the contract and prior to exercising any commutation feature under an annuity payment option.

FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.

FOREIGN TAX CREDITS

To the extent permitted under the federal income tax law, we may claim the benefit of certain foreign tax credits attributable to taxes paid by certain of the investment portfolios to foreign jurisdictions.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the contract.

We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.



11. OTHER INFORMATION
METLIFE INVESTORS

MetLife Investors Insurance Company (MetLife Investors) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc., the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidary of MetLife, Inc. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.

For contracts issued on or before December 31, 2002, General American Life agreed to ensure that MetLife Investors will have sufficient funds to meet obligations under the contracts. In the event an owner of such a contract presents a legitimate claim for payment, General American Life will pay such claim directly to the contract owner if MetLife Investors is unable to make such payment. This guarantee is enforceable by such contract owners against General American Life directly without any requirement that contract owners first file a claim against MetLife Investors. The guarantee agreement is binding on General American Life, its successors or assignees and shall terminate only if the guarantee is assigned to an organization having a financial rating from certain specified rating agencies equal to or better than General American Life's rating.

We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.

We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

THE SEPARATE ACCOUNT

A SEPARATE ACCOUNT, MetLife Investors Variable Annuity Account Five (Separate Account), has been established to hold the assets that underlie the contracts. The Board of Directors of MetLife Investors Insurance Company of California (MetLife Investors of California) adopted a resolution to establish the Separate Account under California insurance law on March 24, 1992. On November 9, 2006, and in conjunction with the merger of MetLife Investors and MetLife Investors of California, the Separate Account became a separate account of MetLife Investors, maintained under Missouri law. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your account value.

DISTRIBUTOR

We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor, and in certain cases, we, have entered into selling agreements with other selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.

Certain investment portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the investment portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular investment portfolio.

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of purchase payments allocated to the American Funds Global Growth Fund for the services it provides in marketing the Fund's shares in connection with the contract.

SELLING FIRMS

As noted above, Distributor, and in certain cases, we, have entered into selling agreements with selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional purchase payments by selling firms is 8% of purchase payments. Some selling firms may elect to receive a lower commission when a purchase payment is made, along with annual trail commissions up to 1.20% of account value (less purchase payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract owner elects to begin receiving regular income payments (referred to as "annuity payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.

Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.

ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on account values of our variable insurance contracts (including account values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with selling firms identified in the Statement of Additional Information.

The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2005, as well as the range of additional compensation paid.)

REQUESTS AND ELECTIONS

We will treat your request for a contract transaction, or your submission of a purchase payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a purchase payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366.

Requests for service may be made:

o  Through your registered representative

o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday

o  In writing to our Annuity Service Center

o  By fax at (515) 457-4400 or

o  By Internet at www.metlifeinvestors.com

All other requests must be in written form, satisfactory to us.

We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to beneficiaries and ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.

Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.

CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.

OWNERSHIP

OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.

These rights include the right to:

o  change the beneficiary.

o change the annuitant before the annuity date (subject to our underwriting and administrative rules).

o  assign the contract (subject to limitation).

o  change the payment option.

o exercise all other rights, benefits, options and privileges allowed by the contract or us.

The owner is as designated at the time the contract is issued, unless changed.

JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either owner, the surviving owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary unless otherwise indicated.

BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die. If joint owners are named, unless you tell us otherwise, the surviving joint owner will be the primary beneficiary. Any other beneficiary designation will be treated as a contingent beneficiary (unless you tell us otherwise).

ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base annuity payments. You can change the annuitant at any time prior to the annuity date, unless an owner is not a natural person. Any reference to annuitant includes any joint annuitant under an annuity option. The owner and the annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code or under the LIS or GMIB riders (see "Annuity Payments (The Income Phase) - Lifetime Income Solution and Guaranteed Minimum Income Benefit").

ASSIGNMENT. You can assign a non-qualified contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

LEGAL PROCEEDINGS

In the ordinary course of business, MetLife Investors, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors to meet its obligations under the contracts.

FINANCIAL STATEMENTS

Our financial statements and the financial statements of the Separate Account have been included in the SAI. The financial statements of General American Life have also been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

     Company
     Experts
     Custodian
     Distribution
     Calculation of Performance Information
     Annuity Provisions
     Tax Status of the Contracts
     Condensed Financial Information
     Financial Statements

APPENDIX A
CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. Chart 1 presents accumulation unit values for the lowest possible combination of separate account product charges and death benefit rider charges. The SAI contains the accumulation unit values for all other possible combinations of separate account product charges and death benefit rider charges. (See "Cover Page" for how to obtain a copy of the SAI.)

CHART 1



                                           1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                                ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                               UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                BEGINNING OF       END OF      OUTSTANDING AT
                                                                                   PERIOD          PERIOD      END OF PERIOD
                                                                              --------------- --------------- ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.664335       15.152734      14,203.1147
=============                                               ==== ==========       =========       =========      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.953016       16.069205           0.0000
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.332467       13.946009       7,125.4376
   01/01/2005                                                to  12/31/2005       13.946009       14.309969      15,701.0546
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       16.137459       17.204948      47,068.6669
   01/01/2005                                                to  12/31/2005       17.204948       17.236958      58,189.6357
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       43.242312       47.937816      25,252.5996
   01/01/2005                                                to  12/31/2005       47.937816       48.925372      31,803.5491
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        8.812961        9.792630       1,829.8715
   01/01/2005                                                to  12/31/2005        9.792630       10.109348       7,489.8750
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       20.314331       23.683379      18,443.1109
   01/01/2005                                                to  12/31/2005       23.683379       25.259591      47,248.9759
=============                                               ==== ==========       =========       =========      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.755208       11.208267      50,135.6553
   01/01/2005                                                to  12/31/2005       11.208267       12.880848      67,347.6876
=============                                               ==== ==========       =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                           1.30% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                            ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                           UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                            BEGINNING OF         END OF        OUTSTANDING AT
                                                                               PERIOD            PERIOD        END OF PERIOD
                                                                          ---------------   ---------------   ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004        9.999714          9.965778        37,511.8305
   01/01/2005                                            to  04/30/2005        9.965778          9.982068         7,711.3921
=============                                           ==== ==========       =========         =========       ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        7.962826          8.651885        68,633.7770
=============                                           ==== ==========       =========         =========       ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       11.676306         12.110712        75,948.0189
   01/01/2005                                            to  12/31/2005       12.110712         12.223413       126,487.6084
=============                                           ==== ==========       =========         =========       ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       12.771613         14.819977           114.9253
   01/01/2005                                            to  12/31/2005       14.819977         16.060762           127.8966
=============                                           ==== ==========       =========         =========       ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        9.998932         10.482927        44,832.8924
=============                                           ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005       45.981915         46.209352         7,402.2798
=============                                           ==== ==========       =========         =========       ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                            to  12/31/2005        9.982136         10.094014       121,970.9953
=============                                           ==== ==========       =========         =========       ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       10.632445         11.417835         3,144.8481
   01/01/2005                                            to  12/31/2005       11.417835         11.891041        12,971.7826
=============                                           ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                            to  12/31/2004       11.077739         11.934370       107,483.4824
   01/01/2005                                            to  12/31/2005       11.934370         12.974739       165,953.8569
=============                                           ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005        9.787225         11.764232        92,485.8073
=============                                           ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                            to  12/31/2004        4.242724          4.432154         5,148.8497
   01/01/2005                                            to  04/30/2005        4.432154          4.077964             0.0000
=============                                           ==== ==========       =========         =========       ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                            to  12/31/2004       37.396362         40.689761         1,107.9770
   01/01/2005                                            to  12/31/2005       40.689761         41.310730         1,928.1936
=============                                           ==== ==========       =========         =========       ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                            to  12/31/2005       14.483434         16.974149           394.9828
=============                                           ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                                                                                                 NUMBER OF
                                                                               ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                              UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                               BEGINNING OF         END OF        OUTSTANDING AT
                                                                                  PERIOD            PERIOD        END OF PERIOD
1.30% SEPARATE ACCOUNT PRODUCT CHARGES                                       ---------------   ---------------   ---------------
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to  12/31/2004       12.035463         13.280968         2,420.2294
   01/01/2005                                               to  12/31/2005       13.280968         13.831712         3,352.4748
=============                                              ==== ==========       =========         =========         ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                               to  12/31/2004       45.386183         49.298756             0.0000
   01/01/2005                                               to  12/31/2005       49.298756         51.208076             0.0000
=============                                              ==== ==========       =========         =========         ==========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

CHART 2



                                           1.90% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                                                 NUMBER OF
                                                                                ACCUMULATION    ACCUMULATION    ACCUMULATION
                                                                               UNIT VALUE AT   UNIT VALUE AT       UNITS
                                                                                BEGINNING OF       END OF      OUTSTANDING AT
                                                                                   PERIOD          PERIOD      END OF PERIOD
                                                                              --------------- --------------- ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       13.976263       14.394588       1,268.3102
=============                                               ==== ==========       =========       =========      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  11/19/2004       14.251352       15.265149           0.0000
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.258171       13.806983         430.4694
   01/01/2005                                                to  12/31/2005       13.806983       14.082815         897.3156
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       15.871678       16.854422      35,697.1623
   01/01/2005                                                to  12/31/2005       16.854422       16.785051      21,664.9068
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       42.529947       46.960946      43,335.8275
   01/01/2005                                                to  12/31/2005       46.960946       47.642491      35,702.7341
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        8.644194        9.566957           0.0000
   01/01/2005                                                to  12/31/2005        9.566957        9.817471       1,331.1677
=============                                               ==== ==========       =========       =========      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       19.513349       22.659271       2,730.6200
   01/01/2005                                                to  12/31/2005       22.659271       24.023204       3,670.0780
=============                                               ==== ==========       =========       =========      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.594492       10.979856      43,112.9653
   01/01/2005                                                to  12/31/2005       10.979856       12.543118      27,905.6679
=============                                               ==== ==========       =========       =========      ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004        9.834948        9.762657      36,547.8708
   01/01/2005                                                to  04/30/2005        9.762657        9.759505           0.0000
=============                                               ==== ==========       =========       =========      ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                to  12/31/2005        7.784877        8.424977      50,915.5441
=============                                               ==== ==========       =========       =========      ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       11.483951       11.863917      68,264.3976
   01/01/2005                                                to  12/31/2005       11.863917       11.902882      65,754.2998
=============                                               ==== ==========       =========       =========      ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                to  12/31/2004       12.172147       14.068303           0.0000
   01/01/2005                                                to  12/31/2005       14.068303       15.155264           0.0000
=============                                               ==== ==========       =========       =========      ===========

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)


                                                                                                                 NUMBER OF
                                                                               ACCUMULATION      ACCUMULATION      ACCUMULATION
                                                                              UNIT VALUE AT     UNIT VALUE AT         UNITS
                                                                               BEGINNING OF         END OF        OUTSTANDING AT
                                                                                  PERIOD            PERIOD        END OF PERIOD
1.90% SEPARATE ACCOUNT PRODUCT CHARGES                                       ---------------   ---------------   ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to  12/31/2005        9.998438         10.440811         1,455.7559
=============                                              ==== ==========       =========         =========       ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to  12/31/2005       40.369489         40.408096           380.7047
=============                                              ==== ==========       =========         =========       ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                               to  12/31/2005        9.759091          9.829291        37,883.1841
=============                                              ==== ==========       =========         =========       ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to  12/31/2004       10.505123         11.236317         1,752.5087
   01/01/2005                                               to  12/31/2005       11.236317         11.632206         2,631.6626
=============                                              ==== ==========       =========         =========       ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                               to  12/31/2004       10.895264         11.691186       101,613.7811
   01/01/2005                                               to  12/31/2005       11.691186         12.634573        76,731.6326
=============                                              ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to  12/31/2005        9.621932         11.519694        62,306.4467
=============                                              ==== ==========       =========         =========       ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                               to  12/31/2004        4.141757          4.309501             0.0000
   01/01/2005                                               to  04/30/2005        4.309501          3.957356             0.0000
=============                                              ==== ==========       =========         =========       ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to  12/31/2004       33.766553         36.594443             0.0000
   01/01/2005                                               to  12/31/2005       36.594443         36.931300             0.0000
=============                                              ==== ==========       =========         =========       ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to  12/31/2005       13.790599         16.098065             0.0000
=============                                              ==== ==========       =========         =========       ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to  12/31/2004       11.962766         13.148348             0.0000
   01/01/2005                                               to  12/31/2005       13.148348         13.611929             0.0000
=============                                              ==== ==========       =========         =========       ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                               to  12/31/2004       41.168501         44.539971           167.7802
   01/01/2005                                               to  12/31/2005       44.539971         45.989065           386.7231
=============                                              ==== ==========       =========         =========       ============

APPENDIX A
CONDENSED FINANCIAL INFORMATION (CONTINUED)

DISCONTINUED INVESTMENT PORTFOLIOS. The following investment portfolios are no longer available for allocations of new purchase payments or transfers of account value (excluding rebalancing and dollar cost averaging programs in existence at the time of closing): (a) AIM Variable Insurance Funds ("AIM VI"):
AIM VI Capital Appreciation Fund (Series I); and AIM International Growth Fund (Series I) (closed effective May 1, 2002); (b) Met Investors Series Trust: T. Rowe Price Mid Cap Growth Portfolio (closed effective May 1, 2003); for contracts issued prior to May 1, 2002, Lord Abbett Growth and Income Portfolio (Class A) (closed effective May 1, 2004); Jennison Growth Portfolio (closed effective May 1, 2005); and Legg Mason Value Equity Portfolio (closed effective May 1, 2006); (c) Franklin Templeton Variable Insurance Products Trust:
Templeton Foreign Securities Fund (closed effective May 1, 2003); (d) Metropolitan Series Fund, Inc.: FI International Stock Portfolio (formerly Putnam International Stock Portfolio) (closed effective December 19, 2003); T. Rowe Price Small Cap Growth Portfolio and T. Rowe Price Large Cap Growth Portfolio (closed effective May 1, 2004); and (e) Putnam Variable Trust (Class
IB): Putnam VT Growth and Income Fund (closed effective May 1, 2006). Franklin Templeton Variable Insurance Products Trust (Class 2): Templeton Growth Securities Fund was closed effective May 1, 2002 and reopened effective May 1, 2006.

Effective as of April 28, 2003, the following investment portfolios of the Met Investors Series Trust were merged: J.P. Morgan Enhanced Index Portfolio merged into the Lord Abbett Growth and Income Portfolio; J.P. Morgan International Equity Portfolio merged into the MFS (Reg. TM) Research International Portfolio; and Lord Abbett Developing Growth Portfolio merged into the Lord Abbett Growth Opportunities Portfolio.

Effective as of May 1, 2004, the following investment portfolios were replaced:
(a) Franklin Templeton Variable Insurance Products Trust: Franklin Small Cap Fund (closed effective May 1, 2002) was replaced with the T. Rowe Price Small Cap Growth Portfolio (Class B) of the Metropolitan Series Fund, Inc.; Templeton Global Income Securities Fund (closed effective May 1, 2002) was replaced with the PIMCO Total Return Portfolio (Class B) of Met Investors Series Trust; Franklin Large Cap Growth Securities Fund (closed effective May 1, 2003) was replaced with the T. Rowe Price Large Cap Portfolio (Class B) of the Metropolitan Series Fund, Inc. and; Mutual Shares Securities Fund (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of Met Investors Series Trust; and (b) AIM Variable Insurance Funds: for contracts issued prior to May 1, 2002, AIM V.I. Premier Equity Fund (Series I) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class A), and for contracts issued on and after May 1, 2002, the AIM V.I. Premier Equity Fund (Series II) (closed effective May 1, 2003) was replaced with the Lord Abbett Growth and Income Portfolio (Class B) of the Met Investors Series Trust.

Effective as of November 22, 2004, the following investment portfolios were merged: J.P. Morgan Select Equity Portfolio of the Met Investors Series Trust merged into the Capital Guardian U.S. Equity Portfolio of the Metropolitan Series Fund, Inc.; and J.P. Morgan Quality Bond Portfolio of Met Investors Series Trust merged into the PIMCO Total Return Portfolio of Met Investors Series Trust.

Effective as of May 1, 2005, the following portfolios were merged: Met/Putnam Voyager Portfolio merged into the Jennison Growth Portfolio; and Money Market Portfolio merged into the BlackRock Money Market Portfolio.

Effective as of May 1, 2006, Metropolitan Series Fund, Inc.: MFS (Reg. TM) Investors Trust Series (closed effective May 1, 2003) merged into Met Investors Series Trust: Legg Mason Value Equity Portfolio (Class B).

YOU SHOULD READ THE PROSPECTUSES FOR THESE DISCONTINUED INVESTMENT PORTFOLIOS FOR MORE INFORMATION ON FEES, CHARGES, INVESTMENT OBJECTIVES AND RISKS. A COPY OF THE FUND PROSPECTUSES HAS PREVIOUSLY BEEN PROVIDED TO YOU.

APPENDIX B
PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each investment portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

AMERICAN FUNDS INSURANCE SERIES
(CLASS 2)

American Funds Insurance Series is a trust with multiple portfolios. Capital Research and Management Company is the investment adviser to each portfolio. The following Class 2 portfolio is available under the contract:

AMERICAN FUNDS GLOBAL GROWTH FUND*

INVESTMENT OBJECTIVE: The American Funds Global Growth Fund seeks capital appreciation through stocks.

* The portfolio is expected to be available on or about November 13, 2006.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (CLASS 2)

Franklin Templeton Variable Insurance Products Trust currently consists of 22 separate series (the Fund or Funds). Funds may be available in multiple classes: Class 1, Class 2 and Class 3. Templeton Global Advisers Limited is the investment adviser for the Templeton Growth Securities Fund. The following Class 2 portfolio is available under the contract:

TEMPLETON GROWTH SECURITIES FUND

INVESTMENT OBJECTIVE: The Fund's investment goal is long-term capital growth.

MET INVESTORS SERIES TRUST (CLASS B OR CLASS A, AS NOTED)

Met Investors Series Trust is managed by Met Investors Advisory, LLC, (Met Investors Advisory), which is an affiliate of MetLife Investors. Met Investors Series Trust is a mutual fund with multiple portfolios. The following Class B or Class A, as noted, portfolios are available under the contract:

LORD ABBETT AMERICA'S VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett America's Value Portfolio seeks current income and capital appreciation.

LORD ABBETT BOND DEBENTURE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.

LORD ABBETT GROWTH AND INCOME PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Growth and Income Portfolio seeks long-term growth of capital and income without excessive fluctuation in market value.

LORD ABBETT MID-CAP VALUE PORTFOLIO

SUBADVISER: Lord, Abbett & Co. LLC

INVESTMENT OBJECTIVE: The Lord Abbett Mid-Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.

OPPENHEIMER CAPITAL APPRECIATION PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Capital Appreciation Portfolio seeks capital appreciation.

PIMCO TOTAL RETURN PORTFOLIO

SUBADVISER: Pacific Investment Management Company LLC

INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.

PIONEER FUND PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.

PIONEER MID-CAP VALUE PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Mid-Cap Value Portfolio seeks capital appreciation.

PIONEER STRATEGIC INCOME PORTFOLIO (CLASS A)

SUBADVISER: Pioneer Investment Management, Inc.

INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.

MET/PUTNAM CAPITAL OPPORTUNITIES PORTFOLIO

SUBADVISER: Putnam Investment Management, LLC

INVESTMENT OBJECTIVE: The Met/Putnam Capital Opportunities Portfolio seeks to provide a high total return from a portfolio of equity securities of small and mid-sized companies.

VAN KAMPEN COMSTOCK PORTFOLIO

SUBADVISER: Morgan Stanley Investment Management Inc.

INVESTMENT OBJECTIVE: The Van Kampen Comstock Portfolio seeks capital growth and income.

VAN KAMPEN MID-CAP GROWTH PORTFOLIO (formerly Lord Abbett Growth Opportunities Portfolio)

SUBADVISER: Morgan Stanley Investment Management Inc. (formerly Lord, Abbett & Co. LLC)

INVESTMENT OBJECTIVE: The Van Kampen Mid-Cap Growth Portfolio seeks capital appreciation.

METROPOLITAN SERIES FUND, INC. (CLASS B OR CLASS E, AS NOTED)

Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate ofMetLife Investors, is the investment adviser to the portfolios. The following Class B or Class E, as noted, portfolios are available under the contract:

BLACKROCK BOND INCOME PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Bond Income Portfolio seeks a competitive total return primarily from investing in fixed-income securities.

BLACKROCK MONEY MARKET PORTFOLIO

SUBADVISER: BlackRock Advisors, Inc.

INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital. An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.

During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.

CAPITAL GUARDIAN U.S. EQUITY PORTFOLIO

SUBADVISER: Capital Guardian Trust Company

INVESTMENT OBJECTIVE: The Capital Guardian U.S. Equity Portfolio seeks long-term growth of capital.

DAVIS VENTURE VALUE PORTFOLIO (CLASS E)

SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.

INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.

MFS (Reg. TM) TOTAL RETURN PORTFOLIO

SUBADVISER: Massachusetts Financial Services Company

INVESTMENT OBJECTIVE: The MFS (Reg. TM) Total Return Portfolio seeks a favorable total return through investment in a diversified portfolio.

OPPENHEIMER GLOBAL EQUITY PORTFOLIO

SUBADVISER: OppenheimerFunds, Inc.

INVESTMENT OBJECTIVE: The Oppenheimer Global Equity Portfolio seeks capital appreciation.

PUTNAM VARIABLE TRUST (CLASS IB)

Putnam Variable Trust is a mutual fund with multiple portfolios. Putnam Investment Management, LLC is the investment adviser to each portfolio. The following Class IB portfolio is available under the contract:

PUTNAM VT EQUITY INCOME FUND

INVESTMENT OBJECTIVE: The Fund seeks current income. Capital growth is a secondary objective when consistent with seeking current income.

MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the Met Investors Series Trust Portfolios listed above, the following Class B portfolios are available under the contract:

METLIFE DEFENSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks a high level of current income with growth of capital, a secondary objective.

METLIFE MODERATE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.

METLIFE BALANCED STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.

METLIFE GROWTH STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks growth of capital primarily through its investments in underlying portfolios that invest primarily in equity securities and secondarily through its investments in underlying portfolios that invest primarily in fixed income securities.

METLIFE AGGRESSIVE STRATEGY PORTFOLIO

INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital through its investments in underlying portfolios that invest primarily in equity securities.

APPENDIX C
EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS
In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be 3%, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent purchase payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term.

6-MONTH EDCA
The following example demonstrates how the 6-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $12,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 4th month, a second purchase payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                12000                   2000                  10000                10000
    2                                        2000                   8095                 8095
    3                                        2000                   6172                 6172
    4                 6000                   3000                   9230                 3230               6000
    5                                        3000                   6309                  261               6048
    6                                        3000                   3359                    0               3359
    7                                        3000                    386                    0                386
    8                                         389                      0                    0                  0
    9                                           0                      0                    0                  0
   10                                           0                      0                    0                  0
   11                                           0                      0                    0                  0
   12                                           0                      0                    0                  0
   13                                           0                      0                    0                  0
   14                                           0                      0                    0                  0
   15                                           0                      0                    0                  0

12-MONTH EDCA
The following example demonstrates how the 12-month Enhanced Dollar Cost Averaging (EDCA) program operates when multiple purchase payments are allocated to the program. The example assumes that a $24,000 purchase payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 12% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA account value are accumulated at the EDCA interest rate using the following formula:

Account Value 1st Payment Bucket (month 2) =

Account Value 1st Payment Bucket (month 1) x

(1+EDCA Rate)(1/12) - EDCA Transfer Amount

At the beginning of the 6th month, a second purchase payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is credited with a 10% effective annual interest rate. This second purchase payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the account value in the 1st Payment Bucket until exhausted and then against the account value in the 2nd Payment Bucket until it is exhausted.


                                                                                        ---- Account Values----
 Beg of         Amount Allocated             Actual                 EDCA             1st Payment         2nd Payment
  Month              to EDCA             EDCA Transfer         Account Value            Bucket             Bucket
--------       ------------------       ---------------       ---------------       -------------       ------------
    1                24000                   2000                  22000                22000
    2                                        2000                  20209                20209
    3                                        2000                  18401                18401
    4                                        2000                  16575                16575
    5                                        2000                  14732                14732
    6                12000                   3000                  23872                11872              12000
    7                                        3000                  21801                 8985              12096
    8                                        3000                  18262                 6070              12192
    9                                        3000                  15417                 3128              12289
   10                                        3000                  12545                  157              12387
   11                                        3000                   9645                    0               9645
   12                                        3000                   6722                    0               6722
   13                                        3000                   3776                    0               3776
   14                                        3000                    806                    0                806
   15                                         812                      0                    0                  0

APPENDIX D
DESCRIPTION OF GMIB
The Guaranteed Minimum Income Benefit (GMIB) rider was only offered under the contracts prior to July 1, 2002. If you elected the GMIB under your contract, you may not terminate it. You may exercise the GMIB after a 10-year waiting period, but only during the 30-day period following any contract anniversary up to and including the contract anniversary on or following your 85th birthday.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) minus (c) below:

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial purchase payment. The "Highest Anniversary Value" is increased by additional purchase payments and will be reduced by the percentage reduction in account value caused by subsequent partial withdrawals. On each contract anniversary prior to your 81st birthday, the Highest Anniversary Value will be reset equal to the greater of the Highest Anniversary Value at that time or the account value on the date of the recalculation. After your 81st birthday, the Highest Anniversary Value will be increased by subsequent purchase payments and reduced by the percentage reduction in account value caused by subsequent partial withdrawals.

(b) Annual Increase Amount: On the issue date, the "Annual Increase Amount" is equal to your initial purchase payment. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

    (i) is purchase payments accumulated at the annual increase rate. The annual increase rate is 6% per year through the contract anniversary immediately prior to your 81st birthday, and 0% per year thereafter;

    (ii) is withdrawal adjustments accumulated at the annual increase rate. Withdrawal adjustments in a contract year are determined according to
          (1) or (2) as defined below:

         (1) The withdrawal adjustment for each partial withdrawal in a contract year is the value of the annual increase amount immediately prior to the withdrawal multiplied by the percentage reduction in account value attributable to that partial withdrawal; or

         (2) If total withdrawals in a contract year are 6% or less of the Annual Increase Amount on the issue date or previous contract anniversary, if later, the total withdrawal adjustments for that contract year will be set equal to the dollar amount of total withdrawals in that contract year. These withdrawal adjustments will replace the withdrawal adjustments defined in (1) above and will be treated as though the corresponding withdrawals occurred at the end of that contract year.

(c) An amount equal to the withdrawal charge which would be assessed upon a complete withdrawal plus premium and other taxes.

THE INCOME BASE IS NOT AVAILABLE FOR WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND CHARGES FOR THE GMIB RIDER.

OWNERSHIP. While the GMIB rider is in effect, the owner (or joint owners) and annuitant (or joint annuitants) must be the same. If a non-natural person owns the contract, then the annuitant will deemed to be the owner in determining the income base and GMIB payments. If joint owners are named, the age of the oldest owner will be used to determine the income base.

EXERCISING THE GMIB RIDER. When you elect to receive annuity payments under the GMIB, you have your choice of two fixed annuity options:

o A life annuity with a ten year period certain (period certain shortens for ages 80 and above); or

o  A joint survivor life annuity with a 10 year period certain.

TERMINATING THE GMIB RIDER. The GMIB rider will terminate upon the earliest of:


o The date you elect to receive annuity payments either under the GMIB rider or the contract;

o The 30th day following the contract anniversary immediately after your 85th birthday;

o  The date you make a complete withdrawal of your account value;

o Death of the owner or death of the annuitant if a non-natural person owns the contract; or

o  Change of the owner, for any reason, unless we otherwise agree.

MetLife Investors currently waives the contractual requirement that terminates the GMIB rider in the event of the death of the owner in circumstances where the spouse of the owner elects to continue the contract. (See "Death Benefit - General Death Benefit Provisions.") In such event the GMIB rider will automatically continue unless the spouse elects to terminate the rider. We are permanently waiving this requirement with respect to purchasers of the contract offered by this prospectus who have elected the GMIB rider.

When the GMIB rider terminates, the corresponding GMIB rider charge terminates.

APPENDIX E
LIFETIME INCOME SOLUTION EXAMPLES
The purpose of these examples is to illustrate the operation of the Lifetime Income Solution. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges.

(1) THE 5% ANNUAL INCREASE AMOUNT

    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------

    Assume that you make an initial purchase payment of $100,000. Prior to annuitization, your account value fluctuates above and below your initial purchase payment depending on the investment performance of the investment options you selected. Your purchase payments accumulate at the annual increase rate of 5%, until the contract anniversary on or immediately after the contract owner's 85th birthday. Your purchase payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your purchase payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]





    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the Lifetime Income Solution Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE LIFETIME INCOME SOLUTION PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(2) THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

    Determining a value upon which future income payments will be based
    -------------------------------------------------------------------

    Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the account value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract anniversary immediately prior to the contract owner's 81st birthday. The Highest Anniversary Value also is adjusted for any withdrawals taken (including any applicable withdrawal charge) or any additional payments made. The Highest Anniversary Value line is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]

    Determining your guaranteed lifetime income stream
    --------------------------------------------------

    Assume that you decide to annuitize your contract and begin taking annuity payments after 20 years. In this example, the Highest Anniversary Value is higher than the account value. Accordingly, the Highest Anniversary Value will be applied to the annuity payout rates in the Lifetime Income Solution Annuity Table to determine your lifetime annuity payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE LIFETIME INCOME SOLUTION PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]





(3) PUTTING IT ALL TOGETHER

    Prior to annuitization, the two calculations (the 5% Annual Increase Amount and the Highest Anniversary Value) work together to protect your future income. Upon annuitization of the contract, you will receive income payments for life and the income bases and the account value will cease to exist. Also, the Lifetime Income Solution may only be exercised no later than the contract anniversary on or following the contract owner's 85th birthday, after a 10 year waiting period, and then only within a 30 day period following the contract anniversary.


[GRAPHIC APPEARS HERE]





    With the Lifetime Income Solution, the income base is applied to special, conservative guaranteed minimum income benefit annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the account value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your account value would provide greater income than would the amount provided under the Lifetime Income Solution, you will have paid for the Lifetime Income Solution although it was never used.

[GRAPHIC APPEARS HERE]

APPENDIX F
GUARANTEED WITHDRAWAL BENEFIT EXAMPLES
The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the investment portfolios chosen. The examples do not reflect the deduction of fees and charges, withdrawal charges and applicable income taxes and penalties.

A.   How Withdrawals Affect the Benefit Base

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000. Assume that the account value grew to $110,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $100,000 - $10,000 = $90,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $100,000 exceeds the Benefit Base of $90,000, no further reduction to the Benefit Base is made.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000. Assume that the account value shrank to $90,000 because of market performance. If a subsequent withdrawal of $10,000 were made, the Benefit Base would be reduced to $90,000 and the account value would be reduced to $80,000. Assume the withdrawal of $10,000 exceeded the Annual Benefit Payment. Since the account value of $80,000 is less than the Benefit Base of $90,000, a further reduction of the $10,000 difference is made, bringing the Benefit Base to $80,000.

B. How Withdrawals and Subsequent Purchase Payments Affect the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If $5,000 withdrawals were then made for each of the next five years, the Benefit Base would be decreased to $75,000. If a subsequent purchase payment of $10,000 were made the next day, the Benefit Base would be increased to $75,000 + $10,000 = $85,000. The Annual Benefit Payment would be reset to the greater of a) $5,000 (the Annual Benefit Payment before the second purchase payment) and b) $4,250 (5% multiplied by the Benefit Base after the second purchase payment). In this case, the Annual Benefit Payment would remain at $5,000.

C.   How Withdrawals Affect the Annual Benefit Payment

  1. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If a withdrawal of $9,000 was made the next day, and negative market performance reduced the account value by an additional $1,000, the account value would be reduced to $100,000 - $9,000 - $1,000 = $90,000.
     Since the withdrawal of $9,000 exceeded the Annual Benefit Payment of $5,000, the Annual Benefit Payment would be reset to the lower of a) $5,000 (the Annual Benefit Payment before the withdrawal) and b) $4,500 (5% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would be reset to $4,500.

  2. An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000 and the initial Annual Benefit Payment would be $5,000. If a withdrawal of $10,000 was made two years later after the account value had increased to $150,000, the account value would be reduced to $140,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000, the Annual Benefit Payment would be reset to the lower of a) $5,000 (the Annual Benefit Payment before the withdrawal) and b) $7,000 (5% multiplied by the account value after the withdrawal). In this case the Annual Benefit Payment would remain at $5,000.

D. How Withdrawals and Subsequent Purchase Payments Affect the Guaranteed Withdrawal Amount

An initial purchase payment is made of $100,000 and the initial Guaranteed Withdrawal Amount and initial Benefit Base would both be $100,000. Assume that over the next five years, withdrawals reduced the Benefit Base to $75,000. If a subsequent purchase payment of $10,000 was made, the Benefit Base would be increased to $75,000 + $10,000 = $85,000. The Guaranteed Withdrawal Amount would be reset to the greater of a) $100,000 (the Guaranteed Withdrawal Amount before the second purchase payment) and b) $85,000 (the Benefit Base after the second purchase payment). In this case, the Guaran- teed Withdrawal Amount would remain at $100,000.

E.   Putting It All Together

     1.   When Withdrawals Do Not Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000, the Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000. Assume that the Benefit Base was reduced to $85,000 due to 3 years of withdrawing $5,000 each year and assume that the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $5,000 at this time, your account value would be reduced to $50,000 - $5,000 = $45,000. Your Benefit Base would be reduced to $85,000 - $5,000 = $80,000. Since the withdrawal of $5,000 did not exceed the Annual Benefit Payment, there would be no additional reduction to the Benefit Base. The Guaranteed Withdrawal Amount would remain at $100,000 and the Annual Benefit Payment would remain at $5,000.

                              [CHART]

Actual
Benefit      Actual         Account       Benefit
Payment     Withdrawals      Value         Base
--------    -----------    ----------   ----------
$    0        $    0        $100,000     $100,000
 5,000         5,000          85,000       95,000
 5,000         5,000          68,000       90,000
 5,000         5,000          50,000       85,000
 5,000         5,000          45,000       80,000
 5,000         5,000          40,000       75,000
 5,000         5,000          35,000       70,000
 5,000         5,000          30,000       65,000
 5,000         5,000          25,000       60,000
 5,000         5,000          20,000       55,000
 5,000         5,000          15,000       50,000
 5,000         5,000          10,000       45,000
 5,000         5,000           5,000       40,000
 5,000         5,000               0       35,000
 5,000         5,000               0       30,000
 5,000         5,000               0       25,000
 5,000         5,000               0       20,000
 5,000         5,000               0       15,000
     0             0               0       15,000

  2.   When Withdrawals Do Exceed the Annual Benefit Payment

An initial purchase payment is made of $100,000. The initial Benefit Base would be $100,000, the Guaranteed Withdrawal Amount would be $100,000, and the Annual Benefit Payment would be $5,000. Assume that the Benefit Base was reduced to $85,000 due to 3 years of withdrawing $5,000 each year. Assume the account value was further reduced to $50,000 at year four due to poor market performance. If you withdrew $10,000 at this time, your account value would be reduced to $50,000 - $10,000 = $40,000. Your Benefit Base would be reduced to $85,000 - $10,000 = $75,000. Since the withdrawal of $10,000 exceeded the Annual Benefit Payment of $5,000 and the resulting Benefit Base would be greater than the resulting account value, there would be an additional reduction to the Benefit Base. The Benefit Base after the withdrawal would be set equal to the account value after the withdrawal = $40,000. The Annual Benefit Payment would be set equal to the lesser of $5,000 and 5% x $40,000 = $2,000. The Guaranteed Withdrawal Amount would remain at $100,000, but this amount now no longer would be guaranteed to be received over time. The new Benefit Base of $40,000 would be now the amount guaranteed to be available to be withdrawn over time.

                               [CHART]

   Annual
   Benefit          Actual           Account           Benefit
   Payment        Withdrawals         Value             Base
  ---------       -----------       ---------        ----------
   $    0          $     0          $100,000          $100,000
    5,000            5,000            85,000            95,000
    5,000            5,000            68,000            90,000
    5,000            5,000            50,000            85,000
    5,000           10,000            40,000            40,000
    2,000            2,000            38,000            38,000
    2,000            2,000            36,000            36,000
    2,000            2,000            34,000            34,000
    2,000            2,000            32,000            32,000
    2,000            2,000            30,000            30,000
    2,000            2,000            28,000            28,000
    2,000            2,000            26,000            26,000
    2,000            2,000            24,000            24,000
    2,000            2,000            22,000            22,000
    2,000            2,000            20,000            20,000
    2,000            2,000            18,000            18,000
    2,000            2,000            16,000            16,000
    2,000            2,000            14,000            14,000
    2,000            2,000            12,000            12,000

                       METLIFE INVESTORS INSURANCE COMPANY
                 METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                    SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
                      STATEMENTS OF ADDITIONAL INFORMATION
                             DATED NOVEMBER 9, 2006

I. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, MetLife Investors Insurance Company ("we", "us" or the "Company") combined MetLife Investors Variable Annuity Account Five (the "Former Separate Account") with and into MetLife Investors Variable Annuity Account One (the "Separate Account"). The Separate Account was established on February 24, 1987 and is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account, we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-343-8496.

II. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following replaces the "EXPERT" section in its entirety:

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of each of the Sub-Accounts of MetLife Investors Variable Annuity Account One and MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of MetLife Investors Insurance Company (the "Company") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

                                                               SUPP-SAIAC51109

The consolidated financial statements of General American Life Insurance Company and subsidiaries (the "Guarantor") included in this Statement of Additional Information Supplement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the fact that the Guarantor changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.


The consolidated financial statements and financial statement schedules included in MetLife, Inc. and subsidiaries' ("MetLife's") Current Report on Form 8-K dated June 12, 2009, incorporated by reference in this Statement of Additional Information and the effectiveness of MetLife's internal control over financial reporting for the year ended December 31, 2008 included in the Annual Report on Form 10-K incorporated by reference herein, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which (1) express an unqualified opinion on the consolidated financial statements and financial statement schedules and include an explanatory paragraph regarding changes in MetLife's method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007, and (2) express an unqualified opinion on MetLife's effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


III. COMPANY

The paragraph appearing in the COMPANY section, relating to membership in the Insurance Marketplace Standards Association, is hereby deleted.

IV. ADDITIONAL INFORMATION

As noted in the COMPANY section of the Statement of Additional Information, MetLife, Inc. has entered into a net worth maintenance agreement with the Company. As permitted by Securities and Exchange Commission ("SEC") rules, we are incorporating into the Statement of Additional Information the following documents which have been filed with the SEC, which means these documents are legally part of the Statement of Additional Information:


(i) The consolidated financial statements and financial schedules from MetLife, Inc. and subsidiaries Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 2, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov;
           -----------

(ii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended March 31, 2009, filed on May 7, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iii) the unaudited interim condensed consolidated financial statements (including notes thereto) included in MetLife's Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed on August 4, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.;

(iv) MetLife's Current Report on Form 8-K filed with the SEC on June 12, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov;

(v) MetLife's Current Reports on Form 8-K filed with the SEC on October 29, 2009 (File No. 001-15787), can be viewed on the SEC website at www.sec.gov.


You should only consider MetLife, Inc.'s financial statements (including notes and financial statement schedules thereto) and other financial information that we have incorporated by reference as noted above, as bearing on the ability of MetLife, Inc. to meet its obligations under the net worth maintenance agreement.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

ANNUAL REPORT

DECEMBER 31, 2008

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE OF METLIFE INVESTORS INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife Investors Variable Annuity Account One and the Board of Directors of MetLife Investors Insurance Company:

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Annuity Account One (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, the related statements of operations for each of the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, the results of their operations for each of the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(October 9, 2009 as to Note 7)

APPENDIX A

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth Sub-Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Growth Sub-Account
MIST American Funds Balanced Allocation Sub-Account
MIST American Funds Bond Sub-Account
MIST American Funds Growth Allocation Sub-Account
MIST American Funds International Sub-Account
MIST American Funds Moderate Allocation Sub-Account
MIST BlackRock High Yield Sub-Account
MIST Dreman Small Cap Value Sub-Account
MIST Met/Templeton Growth Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account

MIST Met/Franklin Templeton Founding Strategy Sub-Account
Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF Julius Baer International Stock Sub-Account
MSF BlackRock Money Market Sub-Account
MSF MetLife Stock Index Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF BlackRock Strategic Value Sub-Account
MSF Franklin Templeton Small Cap Growth Sub-Account
MSF Western Asset Management Strategic Bond Opportunities Sub-Account MSF Western Asset Management U.S. Government Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Oppenheimer Global Equity Sub-Account
MSF MFS Value Sub-Account
MSF Met/Dimensional International Small Company Sub-Account
Putnam VT Growth and Income Sub-Account
Putnam VT Vista Sub-Account
Putnam VT Equity Income Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account
Fidelity VIP Growth Opportunities Sub-Account
Fidelity VIP Equity-Income Sub-Account
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
PIMCO VIT StocksPLUS Growth and Income Sub-Account
PIMCO VIT Total Return Bond Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization Sub-Account
American Funds Growth Sub-Account

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METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                        MIST LORD ABBETT MIST LORD ABBETT MIST VAN KAMPEN MIST LORD ABBETT
                                       GROWTH AND INCOME   BOND DEBENTURE  MID CAP GROWTH    MID CAP VALUE
                                             SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT
                                       ----------------- ---------------- --------------- ----------------
ASSETS:
  Investments at fair value                $ 576,806,455    $ 202,718,885    $ 30,205,990    $ 157,250,699
  Due from MetLife Investors
     Insurance Company                                --               --              --               --
                                       ----------------- ---------------- --------------- ----------------
       Total Assets                          576,806,455      202,718,885      30,205,990      157,250,699
                                       ----------------- ---------------- --------------- ----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                             1,265            1,251             766            1,177
                                       ----------------- ---------------- --------------- ----------------
       Total Liabilities                           1,265            1,251             766            1,177
                                       ----------------- ---------------- --------------- ----------------
NET ASSETS                                 $ 576,805,190    $ 202,717,634    $ 30,205,224    $ 157,249,522
                                       ================= ================ =============== ================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units       $ 572,974,097    $ 202,010,152    $ 30,142,257    $ 156,821,357
  Net Assets from contracts in payouts         3,831,093          707,482          62,967          428,165
                                       ----------------- ---------------- --------------- ----------------
       Total Net Assets                    $ 576,805,190    $ 202,717,634    $ 30,205,224    $ 157,249,522
                                       ================= ================ =============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                     MIST PIMCO     MIST LEGG MASON
                                           MIST OPPENHEIMER INFLATION PROTECTED PARTNERS AGGRESSIVE MIST PIMCO TOTAL
                                       CAPITAL APPRECIATION                BOND              GROWTH           RETURN
                                                SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT
                                       -------------------- ------------------- ------------------- ----------------
ASSETS:
  Investments at fair value                    $ 63,889,877        $ 52,630,531        $ 46,377,707    $ 284,742,732
  Due from MetLife Investors
     Insurance Company                                   --                   6                  --               --
                                       -------------------- ------------------- ------------------- ----------------
       Total Assets                              63,889,877          52,630,537          46,377,707      284,742,732
                                       -------------------- ------------------- ------------------- ----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                                1,489                 559                 698            1,185
                                       -------------------- ------------------- ------------------- ----------------
       Total Liabilities                              1,489                 559                 698            1,185
                                       -------------------- ------------------- ------------------- ----------------
NET ASSETS                                     $ 63,888,388        $ 52,629,978        $ 46,377,009    $ 284,741,547
                                       ==================== =================== =================== ================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units           $ 63,758,294        $ 52,598,208        $ 46,336,039    $ 284,444,781
  Net Assets from contracts in payouts              130,094              31,770              40,970          296,766
                                       -------------------- ------------------- ------------------- ----------------
       Total Net Assets                        $ 63,888,388        $ 52,629,978        $ 46,377,009    $ 284,741,547
                                       ==================== =================== =================== ================

The accompanying notes are an integral part of these financial statements.

                                                                                         MIST
   MIST RCM MIST T. ROWE PRICE MIST MFS RESEARCH     MIST MET/AIM  MIST LAZARD HARRIS OAKMARK
 TECHNOLOGY     MID CAP GROWTH     INTERNATIONAL SMALL CAP GROWTH      MID CAP  INTERNATIONAL
SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT
----------- ------------------ ----------------- ---------------- ------------ --------------
$ 6,573,875       $ 47,741,931     $ 103,319,918     $ 37,770,050 $ 31,592,293   $ 44,092,227
         --                 --                --               --           --             --
----------- ------------------ ----------------- ---------------- ------------ --------------
  6,573,875         47,741,931       103,319,918       37,770,050   31,592,293     44,092,227
----------- ------------------ ----------------- ---------------- ------------ --------------
        987              1,313             1,665              785        1,397            476
----------- ------------------ ----------------- ---------------- ------------ --------------
        987              1,313             1,665              785        1,397            476
----------- ------------------ ----------------- ---------------- ------------ --------------
$ 6,572,888       $ 47,740,618     $ 103,318,253     $ 37,769,265 $ 31,590,896   $ 44,091,751
=========== ================== ================= ================ ============ ==============
$ 6,572,479       $ 47,703,376     $ 102,996,927     $ 37,745,595 $ 31,506,060   $ 44,086,783
        409             37,242           321,326           23,670       84,836          4,968
----------- ------------------ ----------------- ---------------- ------------ --------------
$ 6,572,888       $ 47,740,618     $ 103,318,253     $ 37,769,265 $ 31,590,896   $ 44,091,751
=========== ================== ================= ================ ============ ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                                     MIST
                                       MIST THIRD AVENUE MIST CLARION GLOBAL    MIST TURNER GOLDMAN SACHS
                                         SMALL CAP VALUE         REAL ESTATE MID CAP GROWTH MID CAP VALUE
                                             SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT
                                       ----------------- ------------------- -------------- -------------
ASSETS:
  Investments at fair value                 $ 45,190,547        $ 26,465,801    $ 7,842,048  $ 15,273,123
  Due from MetLife Investors
     Insurance Company                                --                  --             --            --
                                       ----------------- ------------------- -------------- -------------
       Total Assets                           45,190,547          26,465,801      7,842,048    15,273,123
                                       ----------------- ------------------- -------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                             1,007                 972            947           838
                                       ----------------- ------------------- -------------- -------------
       Total Liabilities                           1,007                 972            947           838
                                       ----------------- ------------------- -------------- -------------
NET ASSETS                                  $ 45,189,540        $ 26,464,829    $ 7,841,101  $ 15,272,285
                                       ================= =================== ============== =============
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units        $ 45,180,397        $ 26,400,984    $ 7,840,517  $ 15,270,479
  Net Assets from contracts in payouts             9,143              63,845            584         1,806
                                       ----------------- ------------------- -------------- -------------
       Total Net Assets                     $ 45,189,540        $ 26,464,829    $ 7,841,101  $ 15,272,285
                                       ================= =================== ============== =============

The accompanying notes are an integral part of these financial statements.

      MIST METLIFE      MIST METLIFE      MIST METLIFE    MIST METLIFE        MIST METLIFE MIST VAN KAMPEN
DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK
       SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT
------------------ ----------------- ----------------- --------------- ------------------- ---------------
     $ 171,856,462     $ 402,407,116   $ 1,162,918,426 $ 1,094,835,460       $ 142,626,675    $ 53,621,066
                --                --                --              --                  --              --
------------------ ----------------- ----------------- --------------- ------------------- ---------------
       171,856,462       402,407,116     1,162,918,426   1,094,835,460         142,626,675      53,621,066
------------------ ----------------- ----------------- --------------- ------------------- ---------------
               642               448               557             473                 555           1,329
------------------ ----------------- ----------------- --------------- ------------------- ---------------
               642               448               557             473                 555           1,329
------------------ ----------------- ----------------- --------------- ------------------- ---------------
     $ 171,855,820     $ 402,406,668   $ 1,162,917,869 $ 1,094,834,987       $ 142,626,120    $ 53,619,737
================== ================= ================= =============== =================== ===============
     $ 171,855,820     $ 402,406,668   $ 1,162,634,697 $ 1,094,816,185       $ 142,626,120    $ 53,560,869
                --                --           283,172          18,802                  --          58,868
------------------ ----------------- ----------------- --------------- ------------------- ---------------
     $ 171,855,820     $ 402,406,668   $ 1,162,917,869 $ 1,094,834,987       $ 142,626,120    $ 53,619,737
================== ================= ================= =============== =================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                  MIST MIST SSGA GROWTH MIST LEGG MASON         MIST MET/AIM
                                       SSGA GROWTH ETF   AND INCOME ETF    VALUE EQUITY CAPITAL APPRECIATION
                                           SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT
                                       --------------- ---------------- --------------- --------------------
ASSETS:
  Investments at fair value               $ 19,273,074     $ 48,008,036    $ 14,356,638          $ 7,733,536
  Due from MetLife Investors
     Insurance Company                              --               --              --                   --
                                       --------------- ---------------- --------------- --------------------
       Total Assets                         19,273,074       48,008,036      14,356,638            7,733,536
                                       --------------- ---------------- --------------- --------------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                             352              241           1,071                1,219
                                       --------------- ---------------- --------------- --------------------
       Total Liabilities                           352              241           1,071                1,219
                                       --------------- ---------------- --------------- --------------------
NET ASSETS                                $ 19,272,722     $ 48,007,795    $ 14,355,567          $ 7,732,317
                                       =============== ================ =============== ====================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units      $ 19,272,722     $ 48,007,795    $ 14,353,033          $ 7,700,468
  Net Assets from contracts in payouts              --               --           2,534               31,849
                                       --------------- ---------------- --------------- --------------------
       Total Net Assets                   $ 19,272,722     $ 48,007,795    $ 14,355,567          $ 7,732,317
                                       =============== ================ =============== ====================

The accompanying notes are an integral part of these financial statements.

                      MIST PIONEER MIST MFS EMERGING MIST LOOMIS SAYLES     MIST RAINIER MIST AMERICAN
MIST PIONEER FUND STRATEGIC INCOME    MARKETS EQUITY     GLOBAL MARKETS LARGE CAP EQUITY  FUNDS GROWTH
      SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT
----------------- ---------------- ----------------- ------------------ ---------------- -------------
      $ 1,434,084      $ 2,519,478      $ 23,850,369        $ 6,019,119      $ 4,430,243   $ 8,376,255
               --               --                --                 --               --            --
----------------- ---------------- ----------------- ------------------ ---------------- -------------
        1,434,084        2,519,478        23,850,369          6,019,119        4,430,243     8,376,255
----------------- ---------------- ----------------- ------------------ ---------------- -------------
              841              944             1,095                843              929           599
----------------- ---------------- ----------------- ------------------ ---------------- -------------
              841              944             1,095                843              929           599
----------------- ---------------- ----------------- ------------------ ---------------- -------------
      $ 1,433,243      $ 2,518,534      $ 23,849,274        $ 6,018,276      $ 4,429,314   $ 8,375,656
================= ================ ================= ================== ================ =============
      $ 1,433,243      $ 2,518,534      $ 23,835,908        $ 6,018,276      $ 4,429,314   $ 8,375,656
               --               --            13,366                 --               --            --
----------------- ---------------- ----------------- ------------------ ---------------- -------------
      $ 1,433,243      $ 2,518,534      $ 23,849,274        $ 6,018,276      $ 4,429,314   $ 8,375,656
================= ================ ================= ================== ================ =============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                        MIST AMERICAN               MIST AMERICAN
                                       FUNDS BALANCED MIST AMERICAN  FUNDS GROWTH       MIST AMERICAN
                                           ALLOCATION    FUNDS BOND    ALLOCATION FUNDS INTERNATIONAL
                                          SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT         SUB-ACCOUNT
                                       -------------- ------------- ------------- -------------------
ASSETS:
  Investments at fair value              $ 82,849,897   $ 5,095,717  $ 90,490,433         $ 5,547,055
  Due from MetLife Investors
     Insurance Company                             --            --            --                  --
                                       -------------- ------------- ------------- -------------------
       Total Assets                        82,849,897     5,095,717    90,490,433           5,547,055
                                       -------------- ------------- ------------- -------------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                            517           545           493                 634
                                       -------------- ------------- ------------- -------------------
       Total Liabilities                          517           545           493                 634
                                       -------------- ------------- ------------- -------------------
NET ASSETS                               $ 82,849,380   $ 5,095,172  $ 90,489,940         $ 5,546,421
                                       ============== ============= ============= ===================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units     $ 82,849,380   $ 5,095,172  $ 90,489,940         $ 5,546,421
  Net Assets from contracts in payouts             --            --            --                  --
                                       -------------- ------------- ------------- -------------------
       Total Net Assets                  $ 82,849,380   $ 5,095,172  $ 90,489,940         $ 5,546,421
                                       ============== ============= ============= ===================

The accompanying notes are an integral part of these financial statements.

 MIST AMERICAN                                                                      MIST MET/FRANKLIN
FUNDS MODERATE MIST BLACKROCK     MIST DREMAN MIST MET/TEMPLETON MIST MET/FRANKLIN TEMPLETON FOUNDING
    ALLOCATION     HIGH YIELD SMALL CAP VALUE             GROWTH     MUTUAL SHARES           STRATEGY
   SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
-------------- -------------- --------------- ------------------ ----------------- ------------------
  $ 50,407,172      $ 717,586       $ 799,104        $ 2,342,436      $ 12,244,161       $ 50,104,077
            --             --              --                 --                --                 --
-------------- -------------- --------------- ------------------ ----------------- ------------------
    50,407,172        717,586         799,104          2,342,436        12,244,161         50,104,077
-------------- -------------- --------------- ------------------ ----------------- ------------------
           437            476             348                469               929                823
-------------- -------------- --------------- ------------------ ----------------- ------------------
           437            476             348                469               929                823
-------------- -------------- --------------- ------------------ ----------------- ------------------
  $ 50,406,735      $ 717,110       $ 798,756        $ 2,341,967      $ 12,243,232       $ 50,103,254
============== ============== =============== ================== ================= ==================
  $ 50,406,735      $ 717,110       $ 798,756        $ 2,341,967      $ 12,243,232       $ 50,103,254
            --             --              --                 --                --                 --
-------------- -------------- --------------- ------------------ ----------------- ------------------
  $ 50,406,735      $ 717,110       $ 798,756        $ 2,341,967      $ 12,243,232       $ 50,103,254
============== ============== =============== ================== ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                  RUSSELL           RUSSELL
                                       MULTI-STYLE EQUITY AGGRESSIVE EQUITY RUSSELL NON-U.S. RUSSELL CORE BOND
                                              SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                       ------------------ ----------------- ---------------- -----------------
ASSETS:
  Investments at fair value                   $ 9,661,339       $ 2,064,259      $ 4,740,878      $ 11,537,831
  Due from MetLife Investors
     Insurance Company                                 --                --               55                --
                                       ------------------ ----------------- ---------------- -----------------
       Total Assets                             9,661,339         2,064,259        4,740,933        11,537,831
                                       ------------------ ----------------- ---------------- -----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                                 91                58              112                72
                                       ------------------ ----------------- ---------------- -----------------
       Total Liabilities                               91                58              112                72
                                       ------------------ ----------------- ---------------- -----------------
NET ASSETS                                    $ 9,661,248       $ 2,064,201      $ 4,740,821      $ 11,537,759
                                       ================== ================= ================ =================
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units          $ 9,570,548       $ 2,043,447      $ 4,732,146      $ 11,520,306
  Net Assets from contracts in payouts             90,700            20,754            8,675            17,453
                                       ------------------ ----------------- ---------------- -----------------
       Total Net Assets                       $ 9,661,248       $ 2,064,201      $ 4,740,821      $ 11,537,759
                                       ================== ================= ================ =================

The accompanying notes are an integral part of these financial statements.

                                                                                           MSF
               RUSSELL             AIM V.I.  DWS GOVERNMENT & MSF DAVIS VENTURE HARRIS OAKMARK             MSF
REAL ESTATE SECURITIES INTERNATIONAL GROWTH AGENCY SECURITIES             VALUE  FOCUSED VALUE JENNISON GROWTH
           SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
           $ 1,174,461          $ 6,039,726         $ 854,318     $ 158,678,559   $ 30,546,719    $ 39,059,312
                    --                   --                --                --             11              --
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
             1,174,461            6,039,726           854,318       158,678,559     30,546,730      39,059,312
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
                   988                1,122               367             1,149            685           1,623
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
                   988                1,122               367             1,149            685           1,623
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
           $ 1,173,473          $ 6,038,604         $ 853,951     $ 158,677,410   $ 30,546,045    $ 39,057,689
====================== ==================== ================= ================= ============== ===============
           $ 1,173,473          $ 5,968,754         $ 850,301     $ 158,590,949   $ 30,527,475    $ 39,034,038
                    --               69,850             3,650            86,461         18,570          23,651
---------------------- -------------------- ----------------- ----------------- -------------- ---------------
           $ 1,173,473          $ 6,038,604         $ 853,951     $ 158,677,410   $ 30,546,045    $ 39,057,689
====================== ==================== ================= ================= ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MSF MFS TOTAL          MSF CAPITAL     MSF JULIUS BAER MSF BLACKROCK
                                              RETURN GUARDIAN U.S. EQUITY INTERNATIONAL STOCK  MONEY MARKET
                                         SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT   SUB-ACCOUNT
                                       ------------- -------------------- ------------------- -------------
ASSETS:
  Investments at fair value             $ 63,254,843         $ 77,349,333         $ 4,668,174 $ 220,018,483
  Due from MetLife Investors
     Insurance Company                            19                   --                  --            27
                                       ------------- -------------------- ------------------- -------------
       Total Assets                       63,254,862           77,349,333           4,668,174   220,018,510
                                       ------------- -------------------- ------------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                           792                  832                 876           884
                                       ------------- -------------------- ------------------- -------------
       Total Liabilities                         792                  832                 876           884
                                       ------------- -------------------- ------------------- -------------
NET ASSETS                              $ 63,254,070         $ 77,348,501         $ 4,667,298 $ 220,017,626
                                       ============= ==================== =================== =============
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units    $ 63,114,210         $ 76,919,408         $ 4,665,691 $ 219,951,276
  Net Assets from contracts in payouts       139,860              429,093               1,607        66,350
                                       ------------- -------------------- ------------------- -------------
       Total Net Assets                 $ 63,254,070         $ 77,348,501         $ 4,667,298 $ 220,017,626
                                       ============= ==================== =================== =============

The accompanying notes are an integral part of these financial statements.

                                                               MSF    MSF WESTERN ASSET MSF WESTERN ASSET
MSF METLIFE STOCK MSF BLACKROCK   MSF BLACKROCK FRANKLIN TEMPLETON MANAGEMENT STRATEGIC        MANAGEMENT
            INDEX   BOND INCOME STRATEGIC VALUE   SMALL CAP GROWTH   BOND OPPORTUNITIES   U.S. GOVERNMENT
      SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT
----------------- ------------- --------------- ------------------ -------------------- -----------------
     $ 22,343,375  $ 33,140,320     $ 1,539,234        $ 9,058,898          $ 4,233,316       $ 6,538,078
               --             2              --                 --                   --                --
----------------- ------------- --------------- ------------------ -------------------- -----------------
       22,343,375    33,140,322       1,539,234          9,058,898            4,233,316         6,538,078
----------------- ------------- --------------- ------------------ -------------------- -----------------
              741         1,187             512                978                  403               878
----------------- ------------- --------------- ------------------ -------------------- -----------------
              741         1,187             512                978                  403               878
----------------- ------------- --------------- ------------------ -------------------- -----------------
     $ 22,342,634  $ 33,139,135     $ 1,538,722        $ 9,057,920          $ 4,232,913       $ 6,537,200
================= ============= =============== ================== ==================== =================
     $ 22,342,634  $ 33,135,545     $ 1,538,722        $ 9,057,243          $ 4,227,207       $ 6,537,200
               --         3,590              --                677                5,706                --
----------------- ------------- --------------- ------------------ -------------------- -----------------
     $ 22,342,634  $ 33,139,135     $ 1,538,722        $ 9,057,920          $ 4,232,913       $ 6,537,200
================= ============= =============== ================== ==================== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                       MSF T. ROWE PRICE MSF T. ROWE PRICE MSF OPPENHEIMER
                                        SMALL CAP GROWTH  LARGE CAP GROWTH   GLOBAL EQUITY MSF MFS VALUE
                                             SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT
                                       ----------------- ----------------- --------------- -------------
ASSETS:
  Investments at fair value                  $ 6,523,956      $ 37,443,067    $ 11,110,916   $ 2,098,943
  Due from MetLife Investors
     Insurance Company                                --                --              --            --
                                       ----------------- ----------------- --------------- -------------
       Total Assets                            6,523,956        37,443,067      11,110,916     2,098,943
                                       ----------------- ----------------- --------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                             1,019               690           1,239           620
                                       ----------------- ----------------- --------------- -------------
       Total Liabilities                           1,019               690           1,239           620
                                       ----------------- ----------------- --------------- -------------
NET ASSETS                                   $ 6,522,937      $ 37,442,377    $ 11,109,677   $ 2,098,323
                                       ================= ================= =============== =============
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units         $ 6,512,093      $ 37,395,262    $ 11,098,511   $ 2,098,323
  Net Assets from contracts in payouts            10,844            47,115          11,166            --
                                       ----------------- ----------------- --------------- -------------
       Total Net Assets                      $ 6,522,937      $ 37,442,377    $ 11,109,677   $ 2,098,323
                                       ================= ================= =============== =============

The accompanying notes are an integral part of these financial statements.

MSF MET/DIMENSIONAL
INTERNATIONAL SMALL         PUTNAM VT                 PUTNAM VT EQUITY  FTVIPT TEMPLETON   FTVIPT TEMPLETON
            COMPANY GROWTH AND INCOME PUTNAM VT VISTA           INCOME GROWTH SECURITIES FOREIGN SECURITIES
        SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
------------------- ----------------- --------------- ---------------- ----------------- ------------------
           $ 36,420       $ 7,865,238     $ 1,714,861     $ 26,039,909      $ 10,774,636       $ 25,905,267
                 --                --              --               --                --                 --
------------------- ----------------- --------------- ---------------- ----------------- ------------------
             36,420         7,865,238       1,714,861       26,039,909        10,774,636         25,905,267
------------------- ----------------- --------------- ---------------- ----------------- ------------------
                 23             1,221             434              930             1,094                707
------------------- ----------------- --------------- ---------------- ----------------- ------------------
                 23             1,221             434              930             1,094                707
------------------- ----------------- --------------- ---------------- ----------------- ------------------
           $ 36,397       $ 7,864,017     $ 1,714,427     $ 26,038,979      $ 10,773,542       $ 25,904,560
=================== ================= =============== ================ ================= ==================
           $ 36,397       $ 7,841,544     $ 1,707,015     $ 25,980,532      $ 10,739,333       $ 25,842,287
                 --            22,473           7,412           58,447            34,209             62,273
------------------- ----------------- --------------- ---------------- ----------------- ------------------
           $ 36,397       $ 7,864,017     $ 1,714,427     $ 26,038,979      $ 10,773,542       $ 25,904,560
=================== ================= =============== ================ ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                       FIDELITY VIP GROWTH  FIDELITY VIP   PIMCO VIT    PIMCO VIT
                                              OPPORTUNTIES EQUITY-INCOME  HIGH YIELD LOW DURATION
                                               SUB-ACCOUNT   SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT
                                       ------------------- ------------- ----------- ------------
ASSETS:
  Investments at fair value                      $ 108,077   $ 3,778,768 $ 5,373,780  $ 9,399,958
  Due from MetLife Investors
     Insurance Company                                  --            --          --           --
                                       ------------------- ------------- ----------- ------------
       Total Assets                                108,077     3,778,768   5,373,780    9,399,958
                                       ------------------- ------------- ----------- ------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                                  40           552         588          447
                                       ------------------- ------------- ----------- ------------
       Total Liabilities                                40           552         588          447
                                       ------------------- ------------- ----------- ------------
NET ASSETS                                       $ 108,037   $ 3,778,216 $ 5,373,192  $ 9,399,511
                                       =================== ============= =========== ============
CONTRACT OWNERS' EQUITY
  Net Assets from accumulation units             $ 108,037   $ 3,778,216 $ 5,372,272  $ 9,398,581
  Net Assets from contracts in payouts                  --            --         920          930
                                       ------------------- ------------- ----------- ------------
       Total Net Assets                          $ 108,037   $ 3,778,216 $ 5,373,192  $ 9,399,511
                                       =================== ============= =========== ============

The accompanying notes are an integral part of these financial statements.

        PIMCO VIT                             AMERICAN FUNDS
STOCKSPLUS GROWTH    PIMCO VIT AMERICAN FUNDS   GLOBAL SMALL AMERICAN FUNDS
       AND INCOME TOTAL RETURN  GLOBAL GROWTH CAPITALIZATION         GROWTH
      SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
----------------- ------------ -------------- -------------- --------------
        $ 939,267 $ 14,101,854   $ 22,462,556    $ 3,144,617   $ 14,184,467
               --           --             --             --             --
----------------- ------------ -------------- -------------- --------------
          939,267   14,101,854     22,462,556      3,144,617     14,184,467
----------------- ------------ -------------- -------------- --------------
              685          198          1,204            532            703
----------------- ------------ -------------- -------------- --------------
              685          198          1,204            532            703
----------------- ------------ -------------- -------------- --------------
        $ 938,582 $ 14,101,656   $ 22,461,352    $ 3,144,085   $ 14,183,764
================= ============ ============== ============== ==============
        $ 937,658 $ 13,842,747   $ 22,461,352    $ 3,144,085   $ 14,183,764
              924      258,909             --             --             --
----------------- ------------ -------------- -------------- --------------
        $ 938,582 $ 14,101,656   $ 22,461,352    $ 3,144,085   $ 14,183,764
================= ============ ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

                                            MIST LORD ABBETT    MIST LORD ABBETT    MIST VAN KAMPEN    MIST LORD ABBETT
                                           GROWTH AND INCOME      BOND DEBENTURE     MID CAP GROWTH       MID CAP VALUE
                                                 SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
                                           -------------------- ------------------- ------------------ -------------------
INVESTMENT INCOME:
      Dividends                                 $ 14,337,957        $ 11,221,674          $ 688,687         $ 1,440,691
                                           -------------------- ------------------- ------------------ -------------------
EXPENSES:
      Mortality and expense risk
        charges                                    9,777,346           2,956,698            473,118           2,350,871
      Administrative charges                       1,681,919             583,434            107,840             527,607
                                           -------------------- ------------------- ------------------ -------------------
        Total expenses                            11,459,265           3,540,132            580,958           2,878,478
                                           -------------------- ------------------- ------------------ -------------------
           Net investment income (loss)            2,878,692           7,681,542            107,729          (1,437,787)
                                           -------------------- ------------------- ------------------ -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 88,950,508           4,023,045          4,588,507          34,968,912
      Realized gains (losses) on sale of
        investments                              (13,462,487)         (3,366,096)          (116,515)        (14,235,301)
                                           -------------------- ------------------- ------------------ -------------------
                                                  75,488,021             656,949          4,471,992          20,733,611
                                           -------------------- ------------------- ------------------ -------------------
     Change in unrealized gains (losses)
        on investments                          (447,777,295)        (61,541,630)       (32,591,068)       (130,229,067)
                                           -------------------- ------------------- ------------------ -------------------
     Net realized and unrealized gains
        (losses) on investments                 (372,289,274)        (60,884,681)       (28,119,076)       (109,495,456)
                                           -------------------- ------------------- ------------------ -------------------
     Net increase (decrease) in net assets
        resulting from operations             $ (369,410,582)      $ (53,203,139)     $ (28,011,347)     $ (110,933,243)
                                           ==================== =================== ================== ===================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                 MIST PIMCO        MIST LEGG MASON
    MIST OPPENHEIMER    INFLATION PROTECTED    PARTNERS AGGRESSIVE    MIST PIMCO TOTAL        MIST RCM    MIST T. ROWE PRICE
CAPITAL APPRECIATION                   BOND                 GROWTH              RETURN      TECHNOLOGY        MID CAP GROWTH
         SUB-ACCOUNT            SUB-ACCOUNT            SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT           SUB-ACCOUNT
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
         $ 3,763,046            $ 2,142,577                $ 1,550        $ 10,623,530     $ 1,448,645               $ 8,872
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
           1,351,588                856,155                915,514           3,446,927         150,533               983,968
             243,830                146,021                162,510             668,648          25,972               180,064
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
           1,595,418              1,002,176              1,078,024           4,115,575         176,505             1,164,032
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
           2,167,628              1,140,401             (1,076,474)          6,507,955       1,272,140            (1,155,160)
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
          29,691,783                118,412                581,238           6,794,178       3,069,712             9,029,882
          (4,068,951)               426,379             (1,321,529)          1,450,706        (695,078)             (517,709)
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
          25,622,832                544,791               (740,291)          8,244,884       2,374,634             8,512,173
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
         (86,056,623)            (6,836,010)           (30,593,166)        (17,376,018)     (9,505,545)          (42,460,534)
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
         (60,433,791)            (6,291,219)           (31,333,457)         (9,131,134)     (7,130,911)          (33,948,361)
----------------------- ---------------------- ---------------------- ------------------- --------------- ---------------------
       $ (58,266,163)          $ (5,150,818)         $ (32,409,931)       $ (2,623,179)   $ (5,858,771)        $ (35,103,521)
======================= ====================== ====================== =================== =============== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                               MIST
                                           MIST MFS RESEARCH        MIST MET/AIM      MIST LAZARD    HARRIS OAKMARK
                                               INTERNATIONAL    SMALL CAP GROWTH          MID CAP     INTERNATIONAL
                                                 SUB-ACCOUNT         SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                           -------------------- ------------------- ---------------- -----------------
INVESTMENT INCOME:
      Dividends                                  $ 3,299,582                $ --        $ 520,260       $ 1,088,152
                                           -------------------- ------------------- ---------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                    1,965,768             758,316          602,329           953,316
      Administrative charges                         358,085             135,403           99,890           163,838
                                           -------------------- ------------------- ---------------- -----------------
        Total expenses                             2,323,853             893,719          702,219         1,117,154
                                           -------------------- ------------------- ---------------- -----------------
           Net investment income (loss)              975,729            (893,719)        (181,959)          (29,002)
                                           -------------------- ------------------- ---------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 18,285,739           5,286,646        3,744,249        11,330,154
      Realized gains (losses) on sale of
        investments                               (3,599,802)           (501,334)      (3,057,544)       (2,977,790)
                                           -------------------- ------------------- ---------------- -----------------
                                                  14,685,937           4,785,312          686,705         8,352,364
                                           -------------------- ------------------- ---------------- -----------------
     Change in unrealized gains (losses)
        on investments                          (100,286,811)        (29,976,745)     (21,651,761)      (42,639,657)
                                           -------------------- ------------------- ---------------- -----------------
     Net realized and unrealized gains
        (losses) on investments                  (85,600,874)        (25,191,433)     (20,965,056)      (34,287,293)
                                           -------------------- ------------------- ---------------- -----------------
     Net increase (decrease) in net assets
        resulting from operations              $ (84,625,145)      $ (26,085,152)   $ (21,147,015)    $ (34,316,295)
                                           ==================== =================== ================ =================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                      MIST
MIST THIRD AVENUE          MIST CLARION       MIST TURNER    GOLDMAN SACHS          MIST METLIFE         MIST METLIFE
  SMALL CAP VALUE    GLOBAL REAL ESTATE    MID CAP GROWTH    MID CAP VALUE    DEFENSIVE STRATEGY    MODERATE STRATEGY
      SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        $ 495,301             $ 717,937              $ --        $ 195,465           $ 2,423,629          $ 8,182,429
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
          917,997               527,760           196,474          356,342             2,458,467            6,380,142
          158,159                95,633            34,161           61,352               441,605            1,164,245
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        1,076,156               623,393           230,635          417,694             2,900,072            7,544,387
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
         (580,855)               94,544          (230,635)        (222,229)             (476,443)             638,042
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        4,464,671             4,123,365         1,341,414        2,115,254             3,408,935           12,396,107
         (506,225)           (1,313,799)         (386,265)      (1,519,446)           (1,969,090)          (2,600,487)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
        3,958,446             2,809,566           955,149          595,808             1,439,845            9,795,620
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
      (24,557,518)          (22,764,007)       (8,720,370)     (10,493,383)          (43,824,472)        (156,198,486)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
      (20,599,072)          (19,954,441)       (7,765,221)      (9,897,575)          (42,384,627)        (146,402,866)
-------------------- --------------------- ----------------- ---------------- --------------------- --------------------
    $ (21,179,927)        $ (19,859,897)     $ (7,995,856)   $ (10,119,804)        $ (42,861,070)      $ (145,764,824)
==================== ===================== ================= ================ ===================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                MIST METLIFE        MIST METIFE           MIST METLIFE    MIST VAN KAMPEN
                                           BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY           COMSTOCK
                                                 SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT
                                           -------------------- ------------------ ---------------------- ------------------
INVESTMENT INCOME:
      Dividends                                 $ 56,918,603       $ 42,711,247            $ 3,501,880        $ 1,231,530
                                           -------------------- ------------------ ---------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                   15,684,760         16,492,125              1,532,988            636,100
      Administrative charges                       2,975,385          3,051,812                266,649            171,912
                                           -------------------- ------------------ ---------------------- ------------------
        Total expenses                            18,660,145         19,543,937              1,799,637            808,012
                                           -------------------- ------------------ ---------------------- ------------------
           Net investment income (loss)           38,258,458         23,167,310              1,702,243            423,518
                                           -------------------- ------------------ ---------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                 77,056,274         84,334,841             12,202,932          2,716,657
      Realized gains (losses) on sale of
        investments                               (6,067,431)        (5,309,568)            (3,774,213)        (1,321,755)
                                           -------------------- ------------------ ---------------------- ------------------
                                                  70,988,843         79,025,273              8,428,719          1,394,902
                                           -------------------- ------------------ ---------------------- ------------------
     Change in unrealized gains (losses)
        on investments                          (561,336,623)      (666,449,701)           (60,284,139)       (32,472,657)
                                           -------------------- ------------------ ---------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                 (490,347,780)      (587,424,428)           (51,855,420)       (31,077,755)
                                           -------------------- ------------------ ---------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations             $ (452,089,322)    $ (564,257,118)         $ (50,153,177)     $ (30,654,237)
                                           ==================== ================== ====================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

           MIST    MIST SSGA GROWTH    MIST LEGG MASON            MIST MET/AIM                             MIST PIONEER
SSGA GROWTH ETF      AND INCOME ETF       VALUE EQUITY    CAPITAL APPRECIATION    MIST PIONEER FUND    STRATEGIC INCOME
    SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT             SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
      $ 374,733         $ 1,000,565            $ 3,825               $ 253,553              $ 7,105           $ 139,338
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
        296,103             648,085            264,524                 151,001                6,498              17,589
         61,742             137,204             52,797                  24,294                2,279               5,682
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
        357,845             785,289            317,321                 175,295                8,777              23,271
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
         16,888             215,276           (313,496)                 78,258               (1,672)            116,067
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
        562,898           1,243,459            936,183                       1                   --                  --
       (343,174)           (932,489)          (675,910)               (834,450)             (11,061)             (8,044)
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
        219,724             310,970            260,273                (834,449)             (11,061)             (8,044)
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
    (10,587,025)        (17,291,850)       (16,435,096)             (6,020,995)            (390,089)           (418,059)
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
    (10,367,301)        (16,980,880)       (16,174,823)             (6,855,444)            (401,150)           (426,103)
------------------ ------------------- ------------------ ----------------------- -------------------- -------------------
  $ (10,350,413)      $ (16,765,604)     $ (16,488,319)           $ (6,777,186)          $ (402,822)         $ (310,036)
================== =================== ================== ======================= ==================== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                           MIST MFS EMERGING    MIST LOOMIS SAYLES        MIST RAINIER      MIST AMERICAN
                                              MARKETS EQUITY        GLOBAL MARKETS    LARGE CAP EQUITY       FUNDS GROWTH
                                                 SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT (A)
                                           -------------------- --------------------- ------------------- ------------------
INVESTMENT INCOME:
      Dividends                                    $ 194,862             $ 412,704                $ --          $ 332,037
                                           -------------------- --------------------- ------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                      377,531               124,983              81,104             42,637
      Administrative charges                          65,935                21,414              14,904              7,941
                                           -------------------- --------------------- ------------------- ------------------
        Total expenses                               443,466               146,397              96,008             50,578
                                           -------------------- --------------------- ------------------- ------------------
           Net investment income (loss)             (248,604)              266,307             (96,008)           281,459
                                           -------------------- --------------------- ------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  1,416,999               541,712              85,791                 --
      Realized gains (losses) on sale of
        investments                               (1,259,832)           (1,665,761)           (588,888)          (244,423)
                                           -------------------- --------------------- ------------------- ------------------
                                                     157,167            (1,124,049)           (503,097)          (244,423)
                                           -------------------- --------------------- ------------------- ------------------
     Change in unrealized gains (losses)
        on investments                           (26,807,070)           (3,950,906)         (1,839,760)        (3,082,009)
                                           -------------------- --------------------- ------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                  (26,649,903)           (5,074,955)         (2,342,857)        (3,326,432)
                                           -------------------- --------------------- ------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations              $ (26,898,507)         $ (4,808,648)       $ (2,438,865)      $ (3,044,973)
                                           ==================== ===================== =================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

  MIST AMERICAN                         MIST AMERICAN                             MIST AMERICAN
 FUNDS BALANCED      MIST AMERICAN       FUNDS GROWTH          MIST AMERICAN     FUNDS MODERATE     MIST BLACKROCK
     ALLOCATION         FUNDS BOND         ALLOCATION    FUNDS INTERNATIONAL         ALLOCATION         HIGH YIELD
SUB-ACCOUNT (A)    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)        SUB-ACCOUNT (A)    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
    $ 2,959,810          $ 254,922        $ 3,907,447              $ 364,947        $ 1,802,636               $ --
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
        393,531             23,374            507,874                 27,598            216,513              5,565
         71,522              4,415             92,737                  5,199             39,491              1,021
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
        465,053             27,789            600,611                 32,797            256,004              6,586
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
      2,494,757            227,133          3,306,836                332,150          1,546,632             (6,586)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
          4,616                 --              1,652                    117              1,612                 --
        (92,303)           (47,436)          (158,181)              (333,117)           (32,387)           (93,076)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
        (87,687)           (47,436)          (156,529)              (333,000)           (30,775)           (93,076)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
    (19,128,434)          (480,363)       (31,509,925)            (1,746,438)        (7,661,392)          (148,411)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
    (19,216,121)          (527,799)       (31,666,454)            (2,079,438)        (7,692,167)          (241,487)
------------------ ------------------ ------------------ ---------------------- ------------------ ------------------
  $ (16,721,364)        $ (300,666)     $ (28,359,618)          $ (1,747,288)      $ (6,145,535)        $ (248,073)
================== ================== ================== ====================== ================== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                          MIST MET/FRANKLIN
                                               MIST DREMAN    MIST MET/TEMPLETON    MIST MET/FRANKLIN    TEMPLETON FOUNDING
                                           SMALL CAP VALUE                GROWTH        MUTUAL SHARES              STRATEGY
                                           SUB-ACCOUNT (A)       SUB-ACCOUNT (A)      SUB-ACCOUNT (A)       SUB-ACCOUNT (A)
                                           ------------------ --------------------- -------------------- ---------------------
INVESTMENT INCOME:
      Dividends                                       $ --              $ 11,126            $ 342,153             $ 920,644
                                           ------------------ --------------------- -------------------- ---------------------
EXPENSES:
      Mortality and expense risk
        charges                                      1,610                 4,780               27,899               168,072
      Administrative charges                           599                 1,808                8,866                40,497
                                           ------------------ --------------------- -------------------- ---------------------
        Total expenses                               2,209                 6,588               36,765               208,569
                                           ------------------ --------------------- -------------------- ---------------------
           Net investment income (loss)             (2,209)                4,538              305,388               712,075
                                           ------------------ --------------------- -------------------- ---------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --                    --                   --                    --
      Realized gains (losses) on sale of
        investments                                 (2,760)               (8,281)              (1,777)              (22,288)
                                           ------------------ --------------------- -------------------- ---------------------
                                                    (2,760)               (8,281)              (1,777)              (22,288)
                                           ------------------ --------------------- -------------------- ---------------------
     Change in unrealized gains (losses)
        on investments                            (110,891)             (434,777)          (2,457,683)           (9,495,004)
                                           ------------------ --------------------- -------------------- ---------------------
     Net realized and unrealized gains
        (losses) on investments                   (113,651)             (443,058)          (2,459,460)           (9,517,292)
                                           ------------------ --------------------- -------------------- ---------------------
     Net increase (decrease) in net assets
        resulting from operations               $ (115,860)           $ (438,520)        $ (2,154,072)         $ (8,805,217)
                                           ================== ===================== ==================== =====================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

           RUSSELL              RUSSELL                                                            RUSSELL             AIM V.I.
MULTI-STYLE EQUITY    AGGRESSIVE EQUITY    RUSSELL NON-U.S.    RUSSELL CORE BOND    REAL ESTATE SECURITIES INTERNATIONAL GROWTH
       SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT               SUB-ACCOUNT          SUB-ACCOUNT
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
         $ 210,131             $ 26,750                $ --            $ 511,891                  $ 35,771             $ 43,745
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
           181,062               39,692              87,837              163,104                    23,341              119,478
            21,727                4,761              10,539               19,572                     2,800               20,506
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
           202,789               44,453              98,376              182,676                    26,141              139,984
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
             7,342              (17,703)            (98,376)             329,215                     9,630             (96,239)
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
           150,888                  769              69,789              258,721                        --              114,488
          (323,155)            (157,381)           (171,738)            (124,083)                 (71,213)              416,096
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
          (172,267)            (156,612)           (101,949)             134,638                  (71,213)              530,584
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
        (7,030,963)          (1,520,429)         (3,571,608)          (1,131,063)                (663,582)          (5,341,219)
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
        (7,203,230)          (1,677,041)         (3,673,557)            (996,425)                (734,795)          (4,810,635)
--------------------- -------------------- ------------------- -------------------- ---------------------- --------------------
      $ (7,195,888)        $ (1,694,744)       $ (3,771,933)          $ (667,210)              $ (725,165)        $ (4,906,874)
===================== ==================== =================== ==================== ====================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                MSF
                                            DWS GOVERNMENT &    MSF DAVIS VENTURE    HARRIS OAKMARK                MSF
                                           AGENCY SECURITIES                VALUE     FOCUSED VALUE    JENNISON GROWTH
                                                 SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
                                           -------------------- -------------------- ----------------- ------------------
INVESTMENT INCOME:
      Dividends                                     $ 43,970          $ 2,761,410          $ 20,431        $ 1,274,205
                                           -------------------- -------------------- ----------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                       11,888            2,859,980           738,715            778,947
      Administrative charges                           1,890              563,430           125,745            142,387
                                           -------------------- -------------------- ----------------- ------------------
        Total expenses                                13,778            3,423,410           864,460            921,334
                                           -------------------- -------------------- ----------------- ------------------
           Net investment income (loss)               30,192             (662,000)         (844,029)           352,871
                                           -------------------- -------------------- ----------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                         --            1,316,244         6,230,725          4,977,419
      Realized gains (losses) on sale of
        investments                                    2,741            2,495,398        (4,575,794)          (617,242)
                                           -------------------- -------------------- ----------------- ------------------
                                                       2,741            3,811,642         1,654,931          4,360,177
                                           -------------------- -------------------- ----------------- ------------------
     Change in unrealized gains (losses)
        on investments                                (3,036)        (113,323,254)      (29,688,547)       (30,142,871)
                                           -------------------- -------------------- ----------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                         (295)        (109,511,612)      (28,033,616)       (25,782,694)
                                           -------------------- -------------------- ----------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                   $ 29,897       $ (110,173,612)    $ (28,877,645)     $ (25,429,823)
                                           ==================== ==================== ================= ==================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

MSF MFS TOTAL             MSF CAPITAL        MSF JULIUS BAER    MSF BLACKROCK MSF METLIFE STOCK    MSF BLACKROCK
       RETURN    GUARDIAN U.S. EQUITY    INTERNATIONAL STOCK     MONEY MARKET             INDEX      BOND INCOME
  SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
  $ 2,591,335             $ 1,226,197              $ 190,125      $ 3,992,860         $ 520,372      $ 1,467,185
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
      611,737               1,243,416                 79,776        2,151,507           431,121          310,853
      184,834                 251,671                 16,371          382,010            76,320           68,931
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
      796,571               1,495,087                 96,147        2,533,517           507,441          379,784
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
    1,794,764                (268,890)                93,978        1,459,343            12,931        1,087,401
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
    6,019,035              16,755,615                808,514               --         1,309,842               --
     (956,044)             (4,760,426)                 3,164               --        (1,415,744)         (61,016)
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
    5,062,991              11,995,189                811,678               --          (105,902)         (61,016)
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
  (26,370,639)            (69,902,195)            (4,769,119)              --       (14,143,982)      (2,502,023)
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
  (21,307,648)            (57,907,006)            (3,957,441)              --       (14,249,884)      (2,563,039)
---------------- ----------------------- ---------------------- ------------- -------------------- ----------------
$ (19,512,884)          $ (58,175,896)          $ (3,863,463)     $ 1,459,343     $ (14,236,953)    $ (1,475,638)
================ ======================= ====================== ============= ==================== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                           MSF WESTERN
                                                                             MSF      ASSET MANAGEMENT    MSF WESTERN ASSET
                                             MSF BLACKROCK    FRANKLIN TEMPLETON             STRATEGIC           MANAGEMENT
                                           STRATEGIC VALUE      SMALL CAP GROWTH    BOND OPPORTUNITIES      U.S. GOVERNMENT
                                               SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------ --------------------- --------------------- --------------------
INVESTMENT INCOME:
      Dividends                                    $ 4,333                  $ --             $ 228,765            $ 104,389
                                           ------------------ --------------------- --------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges                                     24,284               123,675                68,855               53,631
      Administrative charges                         4,868                28,140                12,973                9,148
                                           ------------------ --------------------- --------------------- --------------------
        Total expenses                              29,152               151,815                81,828               62,779
                                           ------------------ --------------------- --------------------- --------------------
           Net investment income (loss)            (24,819)             (151,815)              146,937               41,610
                                           ------------------ --------------------- --------------------- --------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                  193,762             1,181,016                35,644                   --
      Realized gains (losses) on sale of
        investments                               (178,468)             (332,527)             (161,643)             (54,425)
                                           ------------------ --------------------- --------------------- --------------------
                                                    15,294               848,489              (125,999)             (54,425)
                                           ------------------ --------------------- --------------------- --------------------
     Change in unrealized gains (losses)
        on investments                            (925,119)           (6,718,746)             (987,962)             (64,899)
                                           ------------------ --------------------- --------------------- --------------------
     Net realized and unrealized gains
        (losses) on investments                   (909,825)           (5,870,257)           (1,113,961)            (119,324)
                                           ------------------ --------------------- --------------------- --------------------
     Net increase (decrease) in net assets
        resulting from operations               $ (934,644)         $ (6,022,072)           $ (967,024)           $ (77,714)
                                           ================== ===================== ===================== ====================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                MSF MET/DIMENSIONAL
MSF T. ROWE PRICE    MSF T. ROWE PRICE    MSF OPPENHEIMER                       INTERNATIONAL SMALL            PUTNAM VT
 SMALL CAP GROWTH     LARGE CAP GROWTH      GLOBAL EQUITY      MSF MFS VALUE                COMPANY    GROWTH AND INCOME
      SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT    SUB-ACCOUNT (A)        SUB-ACCOUNT (B)          SUB-ACCOUNT
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
             $ --            $ 203,530          $ 293,974               $ --                   $ --            $ 291,972
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
          112,506              688,518            127,203              3,445                     17              135,958
           19,140              131,868             37,060              1,323                      3               20,925
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
          131,646              820,386            164,263              4,768                     20              156,883
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
         (131,646)            (616,856)           129,711             (4,768)                   (20)             135,089
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
        1,866,055            3,289,435            592,386                 --                     --            2,218,415
         (197,984)            (618,346)          (390,534)            (2,047)                    --           (1,328,521)
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
        1,668,071            2,671,089            201,852             (2,047)                    --              889,894
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
       (5,486,077)         (31,591,773)        (8,211,330)          (275,836)                 1,427           (6,641,584)
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
       (3,818,006)         (28,920,684)        (8,009,478)          (277,883)                 1,427           (5,751,690)
-------------------- -------------------- ------------------ ------------------ ---------------------- --------------------
     $ (3,949,652)       $ (29,537,540)      $ (7,879,767)        $ (282,651)               $ 1,407         $ (5,616,601)
==================== ==================== ================== ================== ====================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                              PUTNAM VT EQUITY     FTVIPT TEMPLETON      FTVIPT TEMPLETON
                                           PUTNAM VT VISTA              INCOME    GROWTH SECURITIES    FOREIGN SECURITIES
                                               SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------ ------------------- -------------------- ---------------------
INVESTMENT INCOME:
      Dividends                                       $ --           $ 719,718            $ 293,262             $ 960,307
                                           ------------------ ------------------- -------------------- ---------------------
EXPENSES:
      Mortality and expense risk
        charges                                     34,801             274,016              124,698               473,354
      Administrative charges                         4,515              88,868               38,393                87,947
                                           ------------------ ------------------- -------------------- ---------------------
        Total expenses                              39,316             362,884              163,091               561,301
                                           ------------------ ------------------- -------------------- ---------------------
           Net investment income (loss)            (39,316)            356,834              130,171               399,006
                                           ------------------ ------------------- -------------------- ---------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                       --           1,724,992            1,139,119             3,803,892
      Realized gains (losses) on sale of
        investments                                (96,973)           (948,491)            (667,674)              346,936
                                           ------------------ ------------------- -------------------- ---------------------
                                                   (96,973)            776,501              471,445             4,150,828
                                           ------------------ ------------------- -------------------- ---------------------
     Change in unrealized gains (losses)
        on investments                          (1,415,151)        (14,412,375)          (9,081,182)          (24,255,313)
                                           ------------------ ------------------- -------------------- ---------------------
     Net realized and unrealized gains
        (losses) on investments                 (1,512,124)        (13,635,874)          (8,609,737)          (20,104,485)
                                           ------------------ ------------------- -------------------- ---------------------
     Net increase (decrease) in net assets
        resulting from operations             $ (1,551,440)      $ (13,279,040)        $ (8,479,566)        $ (19,705,479)
                                           ================== =================== ==================== =====================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                PIMCO VIT
FIDELITY VIP GROWTH     FIDELITY VIP       PIMCO VIT       PIMCO VIT    STOCKSPLUS GROWTH       PIMCO VIT
       OPPORTUNTIES    EQUITY-INCOME      HIGH YIELD    LOW DURATION           AND INCOME    TOTAL RETURN
        SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT          SUB-ACCOUNT     SUB-ACCOUNT
---------------------- ---------------- --------------- --------------- -------------------- ---------------
              $ 782        $ 129,554       $ 565,478       $ 400,286             $ 82,351       $ 745,669
---------------------- ---------------- --------------- --------------- -------------------- ---------------
              2,068           77,774          88,122         124,037               14,469         211,036
                247           14,053          17,911          24,100                2,768          37,843
---------------------- ---------------- --------------- --------------- -------------------- ---------------
              2,315           91,827         106,033         148,137               17,237         248,879
---------------------- ---------------- --------------- --------------- -------------------- ---------------
             (1,533)          37,727         459,445         252,149               65,114         496,790
---------------------- ---------------- --------------- --------------- -------------------- ---------------
                 --            6,668          17,989         157,489                   --         271,222
               (972)        (723,605)       (285,605)        (39,754)             (21,068)        138,297
---------------------- ---------------- --------------- --------------- -------------------- ---------------
               (972)        (716,937)       (267,616)        117,735              (21,068)        409,519
---------------------- ---------------- --------------- --------------- -------------------- ---------------
           (121,192)      (2,670,905)     (2,115,063)       (573,936)            (667,123)       (399,549)
---------------------- ---------------- --------------- --------------- -------------------- ---------------
           (122,164)      (3,387,842)     (2,382,679)       (456,201)            (688,191)          9,970
---------------------- ---------------- --------------- --------------- -------------------- ---------------
         $ (123,697)    $ (3,350,115)   $ (1,923,234)     $ (204,052)          $ (623,077)      $ 506,760
====================== ================ =============== =============== ==================== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                               AMERICAN FUNDS
                                            AMERICAN FUNDS       GLOBAL SMALL     AMERICAN FUNDS
                                             GLOBAL GROWTH     CAPITALIZATION             GROWTH
                                               SUB-ACCOUNT    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)
                                            ----------------- ------------------ ------------------
INVESTMENT INCOME:
      Dividends                                  $ 513,658               $ --          $ 139,071
                                            ----------------- ------------------ ------------------
EXPENSES:
      Mortality and expense risk
        charges                                    117,780              5,084             23,234
      Administrative charges                        41,365              2,089              9,476
                                            ----------------- ------------------ ------------------
        Total expenses                             159,145              7,173             32,710
                                            ----------------- ------------------ ------------------
           Net investment income (loss)            354,513             (7,173)           106,361
                                            ----------------- ------------------ ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                1,300,253             51,632            169,546
      Realized gains (losses) on sale of
        investments                               (407,936)              (145)            (2,619)
                                            ----------------- ------------------ ------------------
                                                   892,317             51,487            166,927
                                            ----------------- ------------------ ------------------
      Change in unrealized gains (losses)
        on investments                          (9,875,582)          (925,619)        (3,403,192)
                                            ----------------- ------------------ ------------------
      Net realized and unrealized gains
        (losses) on investments                 (8,983,265)          (874,132)        (3,236,265)
                                            ----------------- ------------------ ------------------
      Net increase (decrease) in net assets
        resulting from operations             $ (8,628,752)        $ (881,305)      $ (3,129,904)
                                            ================= ================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                        MIST LORD ABBETT GROWTH             MIST LORD ABBETT BOND          MIST VAN KAMPEN MID CAP
                                                     AND INCOME                         DEBENTURE                           GROWTH
                                                    SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                               ---------------------------------- --------------------------------- ------------------------------
                                       2008              2007             2008             2007            2008             2007
                               ---------------- ----------------- ---------------- ---------------- ---------------    ----------
INCREASE (DECREASE) IN NET
 ASSETS:
FROM OPERATIONS:
  Net investment income (loss)    $ 2,878,692      $ (4,994,131)     $ 7,681,542     $ 11,452,349       $ 107,729       $ (751,452)
  Net realized gains (losses)      75,488,021       115,178,646          656,949        6,040,166       4,471,992        8,239,289
  Change in unrealized gains
     (losses) on investments     (447,777,295)      (79,135,154)     (61,541,630)      (2,410,074)    (32,591,068)       4,492,175
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------

     Net increase (decrease)
       in net assets resulting
       from operations           (369,410,582)       31,049,361      (53,203,139)      15,082,441     (28,011,347)      11,980,012
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners           7,681,417        11,212,350        2,953,663        4,240,291       1,187,834        1,504,132
  Net transfers (including
     fixed account)               (30,488,682)      (54,262,515)     (13,437,194)      11,783,676         215,484         (117,997)
  Contract charges                 (1,544,323)       (1,668,932)        (645,941)        (612,646)        (90,732)         (85,621)
  Transfers for contract
     benefits
     and terminations            (105,238,732)     (164,838,040)     (30,892,819)     (40,523,084)     (5,809,831)      (7,307,159)
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions              (129,590,320)     (209,557,137)     (42,022,291)     (25,111,763)     (4,497,245)      (6,006,645)
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------
     Net increase (decrease)
       in net assets             (499,000,902)     (178,507,776)     (95,225,430)     (10,029,322)    (32,508,592)       5,973,367
NET ASSETS:
  Beginning of period           1,075,806,092     1,254,313,868      297,943,064      307,972,386      62,713,816       56,740,449
                                ---------------- ----------------- ---------------- ---------------- --------------- -- -----------
  End of period                 $ 576,805,190    $1,075,806,092    $ 202,717,634    $ 297,943,064    $ 30,205,224     $ 62,713,816
                                ================ ================= ================ ================ =============== ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                       MIST OPPENHEIMER CAPITAL            MIST PIMCO INFLATION        MIST LEGG MASON PARTNERS
MIST LORD ABBETT MID CAP VALUE                     APPRECIATION                  PROTECTED BOND               AGGRESSIVE GROWTH
                   SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
--------------------------------- -------------------------------- ------------------------------- -------------------------------
         2008             2007            2008             2007            2008            2007            2008            2007
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
 $ (1,437,787)    $ (1,949,084)    $ 2,167,628     $ (2,158,233)    $ 1,140,401       $ 293,469    $ (1,076,474)   $ (1,466,510)
   20,733,611       63,221,508      25,622,832       12,572,235         544,791        (311,237)       (740,291)     12,102,031
 (130,229,067)     (66,496,374)    (86,056,623)       6,087,101      (6,836,010)      5,102,007     (30,593,166)     (9,681,223)
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
 (110,933,243)      (5,223,950)    (58,266,163)      16,501,103      (5,150,818)      5,084,239     (32,409,931)        954,298
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
    2,738,203        4,043,298       1,042,536        2,855,465       2,668,082       1,107,113         826,015       1,029,435
   (8,691,481)      30,314,787      (4,986,998)      (5,712,512)      3,170,544      (4,135,018)     (3,473,834)    (11,218,628)
     (548,249)        (587,954)       (333,836)        (370,835)       (255,613)       (212,872)       (248,809)       (260,696)
  (25,494,498)     (32,984,406)    (10,774,536)     (18,448,880)     (6,187,370)     (8,108,229)     (6,190,991)    (11,475,909)
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
  (31,996,025)         785,725     (15,052,834)     (21,676,762)       (604,357)    (11,349,006)     (9,087,619)    (21,925,798)
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
 (142,929,268)      (4,438,225)    (73,318,997)      (5,175,659)     (5,755,175)     (6,264,767)    (41,497,550)    (20,971,500)
  300,178,790      304,617,015     137,207,385      142,383,044      58,385,153      64,649,920      87,874,559     108,846,059
---------------- ---------------- --------------- ---------------- --------------- --------------- --------------- ---------------
$ 157,249,522    $ 300,178,790    $ 63,888,388    $ 137,207,385    $ 52,629,978    $ 58,385,153    $ 46,377,009    $ 87,874,559
================ ================ =============== ================ =============== =============== =============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                              MIST T. ROWE PRICE
                                          MIST PIMCO TOTAL RETURN            MIST RCM TECHNOLOGY                  MID CAP GROWTH
                                                      SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------------- ------------------------------ -------------------------------
                                            2008             2007           2008            2007            2008            2007
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 6,507,955      $ 5,229,885    $ 1,272,140      $ (193,572)   $ (1,155,160)   $ (1,506,226)
  Net realized gains (losses)          8,244,884        2,331,006      2,374,634       1,611,755       8,512,173      18,345,680
  Change in unrealized gains
     (losses) on investments         (17,376,018)       8,899,903     (9,505,545)      1,394,620     (42,460,534)     (2,363,951)
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations                (2,623,179)      16,460,794     (5,858,771)      2,812,803     (35,103,521)     14,475,503
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners             14,360,343        6,705,950        313,863         623,149       2,098,306       1,858,117
  Net transfers (including fixed
     account)                         17,043,691      (36,672,842)        62,062       1,020,488      (5,518,318)    (21,806,132)
  Contract charges                      (906,270)        (746,145)       (50,202)        (39,441)       (299,770)       (304,641)
  Transfers for contract benefits
     and terminations                (26,667,003)     (29,825,925)    (1,273,202)     (1,857,208)     (5,759,962)     (9,828,883)
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      3,830,761      (60,538,962)      (947,479)       (253,012)     (9,479,744)    (30,081,539)
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
     Net increase (decrease)
       in net assets                   1,207,582      (44,078,168)    (6,806,250)      2,559,791     (44,583,265)    (15,606,036)
NET ASSETS:
  Beginning of period                283,533,965      327,612,133     13,379,138      10,819,347      92,323,883     107,929,919
                                   ---------------- ---------------- -------------- --------------- --------------- ---------------
  End of period                    $ 284,741,547    $ 283,533,965    $ 6,572,888    $ 13,379,138    $ 47,740,618    $ 92,323,883
                                   ================ ================ ============== =============== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

             MIST MFS RESEARCH                    MIST MET/AIM                                             MIST HARRIS OAKMARK
                 INTERNATIONAL                SMALL CAP GROWTH             MIST LAZARD MID CAP                   INTERNATIONAL
                   SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
--------------------------------- ------------------------------- ------------------------------- -------------------------------
         2008             2007            2008            2007            2008            2007            2008            2007
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
    $ 975,729       $ (234,867)     $ (893,719)   $ (1,253,245)     $ (181,959)     $ (849,008)      $ (29,002)     $ (961,214)
   14,685,937       53,178,619       4,785,312       5,567,084         686,705       3,649,383       8,352,364      19,096,850
 (100,286,811)     (28,438,195)    (29,976,745)      2,748,635     (21,651,761)     (8,367,898)    (42,639,657)    (20,427,971)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
  (84,625,145)      24,505,557     (26,085,152)      7,062,474     (21,147,015)     (5,567,523)    (34,316,295)     (2,292,335)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
    1,564,709        3,091,828         770,644       1,104,874       1,212,086         970,650       1,854,893       3,589,805
   (8,854,055)     (20,789,635)     (2,702,702)    (11,524,866)     (1,658,871)     38,717,032      (7,695,975)     (7,371,011)
     (440,880)        (467,382)       (225,926)       (248,344)       (116,437)       (122,812)       (281,959)       (366,378)
  (16,861,098)     (27,464,298)     (5,003,155)     (8,793,334)     (4,694,679)     (8,322,280)     (6,704,144)    (14,345,886)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
  (24,591,324)     (45,629,487)     (7,161,139)    (19,461,670)     (5,257,901)     31,242,590     (12,827,185)    (18,493,470)
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
 (109,216,469)     (21,123,930)    (33,246,291)    (12,399,196)    (26,404,916)     25,675,067     (47,143,480)    (20,785,805)
  212,534,722      233,658,652      71,015,556      83,414,752      57,995,812      32,320,745      91,235,231     112,021,036
---------------- ---------------- --------------- --------------- --------------- --------------- --------------- ---------------
$ 103,318,253    $ 212,534,722    $ 37,769,265    $ 71,015,556    $ 31,590,896    $ 57,995,812    $ 44,091,751    $ 91,235,231
================ ================ =============== =============== =============== =============== =============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   MIST THIRD AVENUE SMALL CAP
                                                         VALUE    MIST CLARION GLOBAL REAL ESTATE     MIST TURNER MID CAP GROWTH
                                                   SUB-ACCOUNT                        SUB-ACCOUNT                    SUB-ACCOUNT
                               ---------------------------------- ---------------------------------- ------------------------------
                                       2008               2007            2008               2007           2008            2007
                               ---------------     -------------- --------------- ------------------ -------------- ---------------
INCREASE (DECREASE) IN NET
 ASSETS:
FROM OPERATIONS:
  Net investment income (loss)   $ (580,855)        $ (617,092)       $ 94,544         $ (394,985)    $ (230,635)     $ (230,973)
  Net realized gains (losses)     3,958,446         12,461,171       2,809,566         13,924,010        955,149       1,182,006
  Change in unrealized gains
     (losses) on investments    (24,557,518)       (15,368,056)    (22,764,007)       (22,726,254)    (8,720,370)      1,656,841
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations          (21,179,927)        (3,523,977)    (19,859,897)        (9,197,229)    (7,995,856)      2,607,874
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners         1,747,128          2,373,546       1,111,512          1,380,038        632,260         316,041
  Net transfers (including
     fixed account)              (7,020,888)        (9,566,979)       (464,633)       (16,110,806)     1,687,752       1,405,514
  Contract charges                 (267,497)          (306,577)       (137,301)          (172,173)       (67,583)        (49,879)
  Transfers for contract
     benefits and terminations   (5,543,381)       (11,509,670)     (3,920,981)        (5,909,025)    (1,669,608)     (1,551,821)
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract
       transactions             (11,084,638)       (19,009,680)     (3,411,403)       (20,811,966)       582,821         119,855
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
     Net increase (decrease)
       in net assets            (32,264,565)       (22,533,657)    (23,271,300)       (30,009,195)    (7,413,035)      2,727,729
NET ASSETS:
  Beginning of period            77,454,105         99,987,762      49,736,129         79,745,324     15,254,136      12,526,407
                               --------------- --- -------------- --------------- ------------------ -------------- ---------------
  End of period                $ 45,189,540       $ 77,454,105    $ 26,464,829       $ 49,736,129    $ 7,841,101    $ 15,254,136
                               =============== ================== =============== ================== ============== ===============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

    MIST GOLDMAN SACHS MID CAP
                         VALUE  MIST METLIFE DEFENSIVE STRATEGY  MIST METLIFE MODERATE STRATEGY     MIST METLIFE BALANCED STRATEGY
                   SUB-ACCOUNT                      SUB-ACCOUNT                     SUB-ACCOUNT                        SUB-ACCOUNT
------------------------------- -------------------------------- -------------------------------- ---------------------------------
        2008             2007            2008             2007            2008             2007             2008             2007
--------------     ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
  $ (222,229)      $ (461,424)     $ (476,443)        $ 72,624       $ 638,042        $ 793,370     $ 38,258,458       $ (594,130)
     595,808        5,857,376       1,439,845        5,763,804       9,795,620       11,340,759       70,988,843       33,913,027
 (10,493,383)      (4,801,691)    (43,824,472)      (1,339,403)   (156,198,486)       3,240,393     (561,336,623)      (6,671,966)
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
 (10,119,804)         594,261     (42,861,070)       4,497,025    (145,764,824)      15,374,522     (452,089,322)      26,646,931
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
     113,289        1,763,452      23,335,865       18,083,629      64,203,413       88,123,674      145,691,405      248,140,018
  (5,169,433)      (2,913,613)     66,071,547       50,416,359      39,435,766       90,812,816      307,409,420      161,679,772
    (107,326)        (131,808)       (884,121)        (421,775)     (2,215,505)      (1,418,022)      (6,189,656)      (3,691,226)
  (2,464,874)      (4,431,382)    (17,858,871)     (20,031,173)    (33,630,419)     (28,457,799)     (72,023,161)     (94,872,655)
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
  (7,628,344)      (5,713,351)     70,664,420       48,047,040      67,793,255      149,060,669      374,888,008      311,255,909
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
 (17,748,148)      (5,119,090)     27,803,350       52,544,065     (77,971,569)     164,435,191      (77,201,314)     337,902,840
  33,020,433       38,139,523     144,052,470       91,508,405     480,378,237      315,943,046    1,240,119,183      902,216,343
-------------- --- ------------ --------------- ---------------- ---------------- --------------- ---------------- ----------------
$ 15,272,285     $ 33,020,433   $ 171,855,820    $ 144,052,470   $ 402,406,668    $ 480,378,237   $1,162,917,869   $1,240,119,183
============== === ============ =============== ================ ================ =============== ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                 MIST METLIFE GROWTH STRATEGY    MIST METLIFE AGGRESSIVE STRATEGY        MIST VAN KAMPEN COMSTOCK
                                                  SUB-ACCOUNT                         SUB-ACCOUNT                     SUB-ACCOUNT
                             ----------------------------------- ----------------------------------- -------------------------------
                                       2008              2007             2008               2007            2008            2007
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
INCREASE (DECREASE) IN NET
 ASSETS:
FROM OPERATIONS:
  Net investment income
    (loss)                     $ 23,167,310      $ (6,635,427)     $ 1,702,243         $ (606,381)      $ 423,518       $ 129,545
  Net realized gains
   (losses)                      79,025,273        40,655,333        8,428,719         19,847,925       1,394,902       2,986,429
  Change in unrealized gains
     (losses) on investments   (666,449,701)       (9,782,182)     (60,284,139)       (16,495,905)    (32,472,657)     (6,500,013)
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
     Net increase (decrease)
       in net assets
       resulting
       from operations         (564,257,118)       24,237,724      (50,153,177)         2,745,639     (30,654,237)     (3,384,039)
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners       144,008,397       359,280,576        4,299,562          8,773,830       3,019,266       5,084,048
  Net transfers (including
     fixed account)             203,930,812       100,035,711       72,518,370        (16,236,835)      5,672,326       5,074,707
  Contract charges               (7,218,167)       (4,214,074)        (506,808)          (521,857)       (195,629)       (178,491)
  Transfers for contract
     benefits
     and terminations           (63,568,795)      (83,736,881)      (9,086,394)       (23,365,665)     (6,547,124)     (6,023,327)
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
     Net increase (decrease)
       in net assets
       resulting
       from contract
       transactions             277,152,247       371,365,332       67,224,730        (31,350,527)      1,948,839       3,956,937
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
     Net increase (decrease)
       in net assets           (287,104,871)      395,603,056       17,071,553        (28,604,888)    (28,705,398)        572,898
NET ASSETS:
  Beginning of period         1,381,939,858       986,336,802      125,554,567        154,159,455      82,325,135      81,752,237
                             ----------------- ----------------- ---------------- ------------------ --------------- ---------------
  End of period              $1,094,834,987    $1,381,939,858    $ 142,626,120      $ 125,554,567    $ 53,619,737    $ 82,325,135
                             ================= ================= ================ ================== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.
(c) For the period November 10, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                        MIST SSGA GROWTH AND                                           MIST MET/AIM CAPITAL
        MIST SSGA GROWTH ETF                      INCOME ETF    MIST LEGG MASON VALUE EQUITY                   APPRECIATION
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                    SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- ------------------------------
        2008            2007            2008            2007            2008            2007           2008            2007
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
    $ 16,888      $ (482,507)      $ 215,276      $ (598,720)     $ (313,496)     $ (493,962)      $ 78,258      $ (270,530)
     219,724         688,517         310,970         493,233         260,273         717,707       (834,449)     (1,083,063)
 (10,587,025)        961,089     (17,291,850)        992,983     (16,435,096)     (2,403,673)    (6,020,995)      3,322,820
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
 (10,350,413)      1,167,099     (16,765,604)        887,496     (16,488,319)     (2,179,928)    (6,777,186)      1,969,227
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
   1,014,397       6,953,032       5,296,169      21,569,605         566,166         610,917          2,976          27,164
  (5,756,466)        641,745       4,436,746      10,800,285       2,999,774      (7,944,133)      (750,162)     (1,443,656)
     (92,437)        (99,194)       (288,857)        (86,387)        (82,171)       (109,257)       (20,818)        (23,940)
    (785,691)     (1,304,305)     (1,929,541)     (1,492,568)     (1,296,955)     (1,930,339)    (2,165,781)     (3,664,772)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
  (5,620,197)      6,191,278       7,514,517      30,790,935       2,186,814      (9,372,812)    (2,933,785)     (5,105,204)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
 (15,970,610)      7,358,377      (9,251,087)     31,678,431     (14,301,505)    (11,552,740)    (9,710,971)     (3,135,977)
  35,243,332      27,884,955      57,258,882      25,580,451      28,657,072      40,209,812     17,443,288      20,579,265
--------------- --------------- --------------- --------------- --------------- --------------- -------------- ---------------
$ 19,272,722    $ 35,243,332    $ 48,007,795    $ 57,258,882    $ 14,355,567    $ 28,657,072    $ 7,732,317    $ 17,443,288
=============== =============== =============== =============== =============== =============== ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                               MIST MFS EMERGING
                                               MIST PIONEER FUND    MIST PIONEER STRATEGIC INCOME                 MARKETS EQUITY
                                                     SUB-ACCOUNT                      SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------ ---------- -------------------------------- ------------------------------
                                          2008           2007           2008              2007            2008           2007
                                   --------------     ---------- -------------- ----------------- --------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ (1,672)      $ (1,134)     $ 116,067          $ (4,342)     $ (248,604)     $ (81,160)
  Net realized gains (losses)          (11,061)        14,144         (8,044)            1,498         157,167      1,806,676
  Change in unrealized gains
     (losses) on investments          (390,089)        (1,486)      (418,059)           60,651     (26,807,070)      (483,026)
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                (402,822)        11,524       (310,036)           57,807     (26,898,507)     1,242,490
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              232,593         37,715        169,689           120,856       1,313,055        816,921
  Net transfers (including fixed
     account)                          962,060        342,557      1,322,095         1,042,216      45,043,323     (6,771,533)
  Contract charges                      (1,859)        (1,078)        (4,109)           (1,762)        (85,645)       (22,391)
  Transfers for contract benefits
     and terminations                  (50,715)       (70,842)      (174,342)          (67,625)     (2,307,931)      (627,808)
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    1,142,079        308,352      1,313,333         1,093,685      43,962,802     (6,604,811)
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
     Net increase (decrease)
       in net assets                   739,257        319,876      1,003,297         1,151,492      17,064,295     (5,362,321)
NET ASSETS:
  Beginning of period                  693,986        374,110      1,515,237           363,745       6,784,979     12,147,300
                                   -------------- --- ---------- -------------- ----------------- --------------- --------------
  End of period                    $ 1,433,243      $ 693,986    $ 2,518,534       $ 1,515,237    $ 23,849,274    $ 6,784,979
                                   ============== ============== ============== ================= =============== ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                  MIST AMERICAN                     MIST AMERICAN
         MIST LOOMIS SAYLES                                     MIST AMERICAN    FUNDS BALANCED    MIST AMERICAN     FUNDS GROWTH
             GLOBAL MARKETS    MIST RAINIER LARGE CAP EQUITY     FUNDS GROWTH        ALLOCATION       FUNDS BOND       ALLOCATION
                SUB-ACCOUNT                      SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
------------------------------ -------------------------------- ---------------- ----------------- ---------------- ----------------
       2008            2007           2008           2007 (A)         2008 (B)          2008 (B)         2008 (B)         2008 (B)
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
  $ 266,307       $ (54,750)     $ (96,008)           $ (536)       $ 281,459       $ 2,494,757        $ 227,133      $ 3,306,836
 (1,124,049)         83,104       (503,097)               27         (244,423)          (87,687)         (47,436)        (156,529)
 (3,950,906)        384,134     (1,839,760)           11,289       (3,082,009)      (19,128,434)        (480,363)     (31,509,925)
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
 (4,808,648)        412,488     (2,438,865)           10,780       (3,044,973)      (16,721,364)        (300,666)     (28,359,618)
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
  2,281,996         740,921        270,825            10,612        5,932,527        54,106,258        3,651,708       66,217,183
 (4,739,324)     12,610,746      6,836,351         1,132,471        5,542,435        46,719,640        1,782,471       53,565,291
    (30,205)         (5,199)       (39,719)             (486)          (3,837)          (86,818)          (3,008)        (104,701)
   (708,070)        (99,502)    (1,348,908)           (3,747)         (50,496)       (1,168,336)         (35,333)        (828,215)
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
 (3,195,603)     13,246,966      5,718,549         1,138,850       11,420,629        99,570,744        5,395,838      118,849,558
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
 (8,004,251)     13,659,454      3,279,684         1,149,630        8,375,656        82,849,380        5,095,172       90,489,940
 14,022,527         363,073      1,149,630                --               --                --               --               --
-------------- --------------- -------------- ----------------- ---------------- ----------------- ---------------- ----------------
$ 6,018,276    $ 14,022,527    $ 4,429,314       $ 1,149,630      $ 8,375,656      $ 82,849,380      $ 5,095,172     $ 90,489,940
============== =============== ============== ================= ================ ================= ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                    MIST AMERICAN
                                   MIST AMERICAN            FUNDS           MIST    MIST DREMAN      MIST MET/        MIST MET/
                                           FUNDS         MODERATE      BLACKROCK      SMALL CAP      TEMPLETON         FRANKLIN
                                   INTERNATIONAL       ALLOCATION     HIGH YIELD          VALUE         GROWTH    MUTUAL SHARES
                                     SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
                                         2008 (B)         2008 (B)       2008 (B)       2008 (B)       2008 (B)         2008 (B)
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 332,150      $ 1,546,632       $ (6,586)      $ (2,209)       $ 4,538        $ 305,388
  Net realized gains (losses)           (333,000)         (30,775)       (93,076)        (2,760)        (8,281)          (1,777)
  Change in unrealized gains
     (losses) on investments          (1,746,438)      (7,661,392)      (148,411)      (110,891)      (434,777)      (2,457,683)
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                (1,747,288)      (6,145,535)      (248,073)      (115,860)      (438,520)      (2,154,072)
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              3,386,433       24,835,473        698,261        172,090        674,944        4,406,661
  Net transfers (including fixed
     account)                          3,938,494       32,363,334        544,700        744,639      2,113,934       10,058,873
  Contract charges                        (2,742)         (53,075)          (156)          (119)          (266)          (1,776)
  Transfers for contract benefits
     and terminations                    (28,476)        (593,462)      (277,622)        (1,994)        (8,125)         (66,454)
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions      7,293,709       56,552,270        965,183        914,616      2,780,487       14,397,304
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
     Net increase (decrease)
       in net assets                   5,546,421       50,406,735        717,110        798,756      2,341,967       12,243,232
NET ASSETS:
  Beginning of period                         --               --             --             --             --               --
                                   ---------------- ---------------- -------------- -------------- -------------- ----------------
  End of period                      $ 5,546,421     $ 50,406,735      $ 717,110      $ 798,756    $ 2,341,967     $ 12,243,232
                                   ================ ================ ============== ============== ============== ================

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

   MIST MET/
    FRANKLIN
   TEMPLETON
    FOUNDING
    STRATEGY     RUSSELL MULTI-STYLE EQUITY     RUSSELL AGGRESSIVE EQUITY              RUSSELL NON-U.S.
 SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
--------------- ------------------------------ ----------------------------- -----------------------------
     2008 (B)          2008            2007           2008           2007           2008           2007
--------------- -------------- --------------- -------------- -------------- -------------- --------------
   $ 712,075        $ 7,342       $ (84,295)     $ (17,703)     $ (50,324)     $ (98,376)     $ 103,834
     (22,288)      (172,267)      1,394,489       (156,612)       806,705       (101,949)     2,710,802
  (9,495,004)    (7,030,963)        592,416     (1,520,429)      (630,885)    (3,571,608)    (1,924,328)
--------------- -------------- --------------- -------------- -------------- -------------- --------------
  (8,805,217)    (7,195,888)      1,902,610     (1,694,744)       125,496     (3,771,933)       890,308
--------------- -------------- --------------- -------------- -------------- -------------- --------------
  27,288,722         41,600           3,000          9,517          5,463          1,450          1,500
  32,165,020        (64,063)       (885,723)        11,466       (111,636)       121,349       (424,537)
     (23,373)        (5,035)         (5,573)          (980)        (1,152)        (2,187)        (2,554)
    (521,898)    (1,893,953)     (6,311,113)      (390,627)    (1,170,972)      (924,644)    (2,539,176)
--------------- -------------- --------------- -------------- -------------- -------------- --------------
  58,908,471     (1,921,451)     (7,199,409)      (370,624)    (1,278,297)      (804,032)    (2,964,767)
--------------- -------------- --------------- -------------- -------------- -------------- --------------
  50,103,254     (9,117,339)     (5,296,799)    (2,065,368)    (1,152,801)    (4,575,965)    (2,074,459)
          --     18,778,587      24,075,386      4,129,569      5,282,370      9,316,786     11,391,245
--------------- -------------- --------------- -------------- -------------- -------------- --------------
$ 50,103,254    $ 9,661,248    $ 18,778,587    $ 2,064,201    $ 4,129,569    $ 4,740,821    $ 9,316,786
=============== ============== =============== ============== ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                          RUSSELL CORE BOND    RUSSELL REAL ESTATE SECURITIES    AIM V.I. INTERNATIONAL GROWTH
                                                SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                             --- ----------------------------- --------------------------------- --------------------------------
                                       2008            2007           2008               2007           2008              2007
                                 ------------- --------------- -------------- ------------------ -------------- -----------------
INCREASE (DECREASE) IN NET
 ASSETS:
FROM OPERATIONS:
  Net investment income
     (loss)                       $ 329,215       $ 552,643        $ 9,630           $ 22,552      $ (96,239)       $ (147,117)
  Net realized gains (losses)       134,638          (2,625)       (71,213)           654,085        530,584         2,774,652
  Change in unrealized gains
     (losses) on investments     (1,131,063)        269,128       (663,582)        (1,146,552)    (5,341,219)         (916,127)
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
     Net increase (decrease)
       in net assets
       resulting
       from operations             (667,210)        819,146       (725,165)          (469,915)    (4,906,874)        1,711,408
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                --              --          2,250                 --         57,336           237,958
  Net transfers (including
     fixed account)                (687,594)        591,776         12,936            (83,243)    (1,817,140)       (2,862,172)
  Contract charges                   (3,369)         (3,283)          (451)              (565)       (25,210)          (29,000)
  Transfers for contract
     benefits
     and terminations            (1,578,395)     (2,287,628)      (228,543)          (550,204)    (1,109,135)       (1,612,501)
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
     Net increase (decrease)
       in net assets
       resulting
       from contract
       transactions              (2,269,358)     (1,699,135)      (213,808)          (634,012)    (2,894,149)       (4,265,715)
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
     Net increase (decrease)
       in net assets             (2,936,568)       (879,989)      (938,973)        (1,103,927)    (7,801,023)       (2,554,307)
NET ASSETS:
  Beginning of period            14,474,327      15,354,316      2,112,446          3,216,373     13,839,627        16,393,934
                             --- ------------- --------------- -------------- ------------------ -------------- -----------------
  End of period                $ 11,537,759    $ 14,474,327    $ 1,173,473        $ 2,112,446    $ 6,038,604      $ 13,839,627
                             ================= =============== ============== ================== ============== =================

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

      DWS GOVERNMENT & AGENCY
                   SECURITIES           MSF DAVIS VENTURE VALUE    MSF HARRIS OAKMARK FOCUSED VALUE             MSF JENNISON GROWTH
                  SUB-ACCOUNT                       SUB-ACCOUNT                         SUB-ACCOUNT                     SUB-ACCOUNT
----------------------------- --------------------------------- ----------------------------------- -------------------------------
     2008             2007             2008             2007            2008                2007            2008            2007
------------     ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
 $ 30,192         $ 44,208       $ (662,000)    $ (2,716,298)     $ (844,029)       $ (1,127,587)      $ 352,871    $ (1,046,814)
    2,741           (2,240)       3,811,642       26,405,264       1,654,931          14,505,871       4,360,177       7,883,237
   (3,036)           3,658     (113,323,254)     (14,384,112)    (29,688,547)        (19,716,259)    (30,142,871)        (53,240)
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
   29,897           45,626     (110,173,612)       9,304,854     (28,877,645)         (6,337,975)    (25,429,823)      6,783,183
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
    1,281              767        7,585,238        9,227,908         748,033           1,561,994       1,105,987       2,021,231
  (60,257)         (62,290)      (4,358,461)     (36,082,691)     (4,258,045)         (5,363,293)     (2,359,853)    (12,266,830)
   (1,376)          (1,213)        (826,197)        (894,124)       (214,593)           (280,871)       (232,382)       (241,555)
 (164,359)        (255,573)     (20,193,584)     (29,176,963)     (4,325,206)        (10,713,648)     (4,750,130)     (9,657,087)
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
 (224,711)        (318,309)     (17,793,004)     (56,925,870)     (8,049,811)        (14,795,818)     (6,236,378)    (20,144,241)
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
 (194,814)        (272,683)    (127,966,616)     (47,621,016)    (36,927,456)        (21,133,793)    (31,666,201)    (13,361,058)
1,048,765        1,321,448      286,644,026      334,265,042      67,473,501          88,607,294      70,723,890      84,084,948
------------ --- ------------ ---------------- ---------------- --------------- ------------------- --------------- ---------------
$ 853,951      $ 1,048,765    $ 158,677,410    $ 286,644,026    $ 30,546,045        $ 67,473,501    $ 39,057,689    $ 70,723,890
============ ================ ================ ================ =============== =================== =============== ===============


The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                           MSF CAPITAL GUARDIAN               MSF JULIUS BAER
                                           MSF MFS TOTAL RETURN                     U.S. EQUITY           INTERNATIONAL STOCK
                                                    SUB-ACCOUNT                     SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------- ------------------------------- -----------------------------
                                           2008            2007            2008            2007           2008           2007
                                   --------------- --------------- --------------- --------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 1,794,764       $ 764,627      $ (268,890)   $ (1,581,140)      $ 93,978      $ (56,061)
  Net realized gains (losses)         5,062,991       4,238,118      11,995,189      19,980,858        811,678      2,741,083
  Change in unrealized gains
     (losses) on investments        (26,370,639)     (2,480,780)    (69,902,195)    (19,731,356)    (4,769,119)    (1,871,753)
                                   --------------- --------------- --------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations              (19,512,884)      2,521,965     (58,175,896)     (1,331,638)    (3,863,463)       813,269
                                   --------------- --------------- --------------- --------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners             1,844,816       2,971,797         577,040       1,826,006         80,963        118,021
  Net transfers (including fixed
     account)                         1,666,610       5,661,719      (5,878,278)     (5,604,110)        88,103     (3,454,663)
  Contract charges                     (167,407)       (154,144)       (217,655)       (240,222)       (30,089)       (32,136)
  Transfers for contract benefits
     and terminations                (7,347,556)     (8,149,348)    (12,860,790)    (21,814,215)      (528,760)      (555,807)
                                   --------------- --------------- --------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (4,003,537)        330,024     (18,379,683)    (25,832,541)      (389,783)    (3,924,585)
                                   --------------- --------------- --------------- --------------- -------------- --------------
     Net increase (decrease)
       in net assets                (23,516,421)      2,851,989     (76,555,579)    (27,164,179)    (4,253,246)    (3,111,316)
NET ASSETS:
  Beginning of period                86,770,491      83,918,502     153,904,080     181,068,259      8,920,544     12,031,860
                                   --------------- --------------- --------------- --------------- -------------- --------------
  End of period                    $ 63,254,070    $ 86,770,491    $ 77,348,501    $153,904,080    $ 4,667,298    $ 8,920,544
                                   =============== =============== =============== =============== ============== ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

  MSF BLACKROCK MONEY MARKET         MSF METLIFE STOCK INDEX       MSF BLACKROCK BOND INCOME    MSF BLACKROCK STRATEGIC VALUE
                 SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT
------------------------------- ------------------------------- ------------------------------- --------------------------------
        2008            2007            2008            2007            2008            2007           2008              2007
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
 $ 1,459,343     $ 3,239,963        $ 12,931      $ (329,656)    $ 1,087,401       $ 432,948      $ (24,819)        $ (37,534)
          --              --        (105,902)      4,282,606         (61,016)       (157,357)        15,294           229,921
          --              --     (14,143,982)     (2,637,207)     (2,502,023)      1,003,600       (925,119)         (324,702)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
   1,459,343       3,239,963     (14,236,953)      1,315,743      (1,475,638)      1,279,191       (934,644)         (132,315)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
  25,860,624      24,525,877         706,646         831,403       1,786,820       1,231,591          7,237            28,675
 150,514,889      82,824,803        (154,326)        266,696       6,670,340      (7,094,151)       166,031          (319,905)
    (518,549)       (318,953)       (118,449)       (123,990)        (70,103)        (54,741)        (8,607)           (8,907)
 (67,186,602)    (91,619,481)     (2,269,533)     (3,686,152)     (3,172,434)     (2,251,227)       (80,705)         (179,167)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
 108,670,362      15,412,246      (1,835,662)     (2,712,043)      5,214,623      (8,168,528)        83,956          (479,304)
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
 110,129,705      18,652,209     (16,072,615)     (1,396,300)      3,738,985      (6,889,337)      (850,688)         (611,619)
 109,887,921      91,235,712      38,415,249      39,811,549      29,400,150      36,289,487      2,389,410         3,001,029
--------------- --------------- --------------- --------------- --------------- --------------- -------------- -----------------
$220,017,626    $109,887,921    $ 22,342,634    $ 38,415,249    $ 33,139,135    $ 29,400,150    $ 1,538,722       $ 2,389,410
=============== =============== =============== =============== =============== =============== ============== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                        MSF FRANKLIN TEMPLETON    MSF WESTERN ASSET MANAGEMENT    MSF WESTERN ASSET MANAGEMENT
                                              SMALL CAP GROWTH    STRATEGIC BOND OPPORTUNITIES                 U.S. GOVERNMENT
                                                   SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------ ------------------------------- -------------------------------
                                          2008            2007           2008             2007           2008             2007
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ (151,815)     $ (200,740)     $ 146,937         $ 56,877       $ 41,610          $ 5,790
  Net realized gains (losses)          848,489       1,840,066       (125,999)          31,871        (54,425)           6,291
  Change in unrealized gains
     (losses) on investments        (6,718,746)     (1,127,390)      (987,962)          45,831        (64,899)          22,512
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations              (6,022,072)        511,936       (967,024)         134,579        (77,714)          34,593
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              739,587       1,211,623         18,349          138,787      1,076,198          588,059
  Net transfers (including fixed
     account)                        1,736,129      (8,429,640)      (204,765)          11,202      4,028,292          309,580
  Contract charges                     (38,339)        (40,179)       (18,508)         (16,322)        (7,352)          (2,997)
  Transfers for contract benefits
     and terminations                 (720,716)       (610,551)      (472,449)        (545,786)      (422,821)         (57,170)
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transaction     1,716,661      (7,868,747)      (677,373)        (412,119)     4,674,317          837,472
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
     Net increase (decrease)
       in net assets                (4,305,411)     (7,356,811)    (1,644,397)        (277,540)     4,596,603          872,065
NET ASSETS:
  Beginning of period               13,363,331      20,720,142      5,877,310        6,154,850      1,940,597        1,068,532
                                   -------------- --------------- -------------- ---------------- -------------- ----------------
  End of period                    $ 9,057,920    $ 13,363,331    $ 4,232,913      $ 5,877,310    $ 6,537,200      $ 1,940,597
                                   ============== =============== ============== ================ ============== ================

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                                                         MSF MET/
                                                                                                                      DIMENSIONAL
     MSF T. ROWE PRICE SMALL CAP     MSF T. ROWE PRICE LARGE CAP                                         MSF MFS    INTERNATIONAL
                          GROWTH                          GROWTH    MSF OPPENHEIMER GLOBAL EQUITY          VALUE    SMALL COMPANY
                     SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
-------------------------------- ------------------------------- -------------------------------- -------------- ----------------
       2008              2007            2008            2007            2008             2007        2008 (B)         2008 (C)
--------------     ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
 $ (131,646)       $ (174,843)     $ (616,856)     $ (966,497)      $ 129,711        $ (35,192)      $ (4,768)           $ (20)
  1,668,071           613,009       2,671,089       6,886,356         201,852          678,988         (2,047)              --
 (5,486,077)          540,791     (31,591,773)        497,289      (8,211,330)         247,590       (275,836)           1,427
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
 (3,949,652)          978,957     (29,537,540)      6,417,148      (7,879,767)         891,386       (282,651)           1,407
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
     83,282           128,842         590,582       1,180,528         308,140          593,732        530,667           34,889
   (347,798)         (482,627)     (1,877,989)    (42,288,504)        494,518        2,688,988      1,861,328              610
    (23,340)          (22,563)       (194,280)       (219,216)        (33,937)         (34,234)          (419)              --
   (844,938)       (1,438,408)     (4,764,742)     (6,567,377)     (1,276,247)      (1,775,559)       (10,602)            (509)
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
 (1,132,794)       (1,814,756)     (6,246,429)    (47,894,569)       (507,526)       1,472,927      2,380,974           34,990
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
 (5,082,446)         (835,799)    (35,783,969)    (41,477,421)     (8,387,293)       2,364,313      2,098,323           36,397
 11,605,383        12,441,182      73,226,346     114,703,767      19,496,970       17,132,657             --               --
-------------- --- ------------- --------------- --------------- --------------- ---------------- -------------- ----------------
$ 6,522,937      $ 11,605,383    $ 37,442,377    $ 73,226,346    $ 11,109,677     $ 19,496,970    $ 2,098,323         $ 36,397
============== ================= =============== =============== =============== ================ ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   PUTNAM VT GROWTH AND INCOME               PUTNAM VT VISTA         PUTNAM VT EQUITY INCOME
                                                   SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------ ----------------------------- -------------------------------
                                          2008            2007           2008           2007            2008            2007
                                   -------------- --------------- -------------- -------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 135,089        $ 37,708      $ (39,316)     $ (62,496)      $ 356,834       $ 121,566
  Net realized gains (losses)          889,894       3,284,631        (96,973)       (91,634)        776,501       3,453,450
  Change in unrealized gains
     (losses) on investments        (6,641,584)     (4,429,636)    (1,415,151)       303,960     (14,412,375)     (2,799,230)
                                   -------------- --------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations              (5,616,601)     (1,107,297)    (1,551,440)       149,830     (13,279,040)        775,786
                                   -------------- --------------- -------------- -------------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              154,486         173,693         37,962         45,530         329,561       2,042,424
  Net transfers (including fixed
     account)                       (1,033,975)       (332,401)       (21,599)      (640,816)     (1,601,167)      5,143,454
  Contract charges                     (12,089)        (13,766)        (1,759)        (2,196)        (85,355)        (82,070)
  Transfers for contract benefits
     and terminations               (1,371,375)     (3,855,070)      (413,006)      (952,330)     (3,716,681)     (3,298,665)
                                   -------------- --------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transaction    (2,262,953)     (4,027,544)      (398,402)    (1,549,812)     (5,073,642)      3,805,143
                                   -------------- --------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets                (7,879,554)     (5,134,841)    (1,949,842)    (1,399,982)    (18,352,682)      4,580,929
NET ASSETS:
  Beginning of period               15,743,571      20,878,412      3,664,269      5,064,251      44,391,661      39,810,732
                                   -------------- --------------- -------------- -------------- --------------- ---------------
  End of period                    $ 7,864,017    $ 15,743,571    $ 1,714,427    $ 3,664,269    $ 26,038,979    $ 44,391,661
                                   ============== =============== ============== ============== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

      FTVIPT TEMPLETON GROWTH           FTVIPT TEMPLETON FOREIGN
                   SECURITIES                         SECURITIES    FIDELITY VIP GROWTH OPPORTUNTIES    FIDELITY VIP EQUITY-INCOME
                  SUB-ACCOUNT                        SUB-ACCOUNT                         SUB-ACCOUNT                   SUB-ACCOUNT
-------------------------------- ------------------------------- ---------------- ------------------ -----------------------------
        2008             2007            2008            2007         2008                   2007           2008           2007
---------------     ------------ --------------- --------------- ------------     ------------------ -------------- --------------
   $ 130,171         $ 37,661       $ 399,006       $ 267,150     $ (1,533)              $ (3,102)      $ 37,727        $ 9,362
     471,445        1,071,572       4,150,828      11,333,908         (972)                 1,990       (716,937)     1,052,696
  (9,081,182)      (1,077,442)    (24,255,313)     (4,646,750)    (121,192)                44,671     (2,670,905)    (1,072,377)
--------------- ---------------- --------------- --------------- ------------ --- ------------------ -------------- --------------
  (8,479,566)          31,791     (19,705,479)      6,954,308     (123,697)                43,559     (3,350,115)       (10,319)
--------------- --- ------------ --------------- --------------- ------------ --- ------------------ -------------- --------------
     329,132        2,446,243         338,447       1,159,342       17,178                  1,250         78,119         68,011
   1,122,885        6,683,188      (3,325,795)    (18,625,145)      25,413                 (6,290)    (1,121,943)       518,279
     (34,758)         (26,308)       (121,029)       (131,977)        (148)                  (189)       (20,905)       (24,212)
  (1,152,048)      (1,105,032)     (3,456,818)     (4,984,549)      (8,566)               (65,156)      (654,528)      (860,963)
--------------- ---------------- --------------- --------------- ------------ --- ------------------ -------------- --------------
     265,211        7,998,091      (6,565,195)    (22,582,329)      33,877                (70,385)    (1,719,257)      (298,885)
--------------- --- ------------ --------------- --------------- ------------ --- ------------------ -------------- --------------
  (8,214,355)       8,029,882     (26,270,674)    (15,628,021)     (89,820)               (26,826)    (5,069,372)      (309,204)
  18,987,897       10,958,015      52,175,234      67,803,255      197,857                224,683      8,847,588      9,156,792
--------------- ---------------- --------------- --------------- ------------ --- ------------------ -------------- --------------
$ 10,773,542     $ 18,987,897    $ 25,904,560    $ 52,175,234    $ 108,037              $ 197,857    $ 3,778,216    $ 8,847,588
=============== ================ =============== =============== ============ ====================== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                         PIMCO VIT HIGH YIELD        PIMCO VIT LOW DURATION
                                                  SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- -----------------------------
                                          2008           2007           2008           2007
                                   -------------- -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 459,445      $ 509,321      $ 252,149      $ 292,400
  Net realized gains (losses)         (267,616)       107,324        117,735        (23,753)
  Change in unrealized gains
     (losses) on investments        (2,115,063)      (393,524)      (573,936)       232,553
                                   -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations              (1,923,234)       223,121       (204,052)       501,200
                                   -------------- -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               45,484        236,367        105,035         85,852
  Net transfers (including fixed
     account)                         (588,046)    (5,917,985)     1,239,819       (109,712)
  Contract charges                     (29,574)       (29,500)       (37,730)       (28,171)
  Transfers for contract benefits
     and terminations                 (577,569)      (499,934)      (696,452)    (1,159,110)
                                   -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transaction    (1,149,705)    (6,211,052)       610,672     (1,211,141)
                                   -------------- -------------- -------------- --------------
     Net increase (decrease)
       in net assets                (3,072,939)    (5,987,931)       406,620       (709,941)
NET ASSETS:
  Beginning of period                8,446,130     14,434,061      8,992,891      9,702,832
                                   -------------- -------------- -------------- --------------
  End of period                    $ 5,373,192    $ 8,446,130    $ 9,399,511    $ 8,992,891
                                   ============== ============== ============== ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                                                                                     AMERICAN
                                                                                                        FUNDS        AMERICAN
PIMCO VIT STOCKSPLUS GROWTH                                                                      GLOBAL SMALL           FUNDS
                 AND INCOME          PIMCO VIT TOTAL RETURN    AMERICAN FUNDS GLOBAL GROWTH    CAPITALIZATION          GROWTH
                SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT
------------------------------ ------------------------------- ------------------------------- ----------------- ---------------
     2008              2007            2008            2007            2008            2007           2008 (B)        2008 (B)
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
 $ 65,114          $ 96,156       $ 496,790       $ 646,032       $ 354,513       $ 149,045          $ (7,173)      $ 106,361
  (21,068)           51,946         409,519          90,176         892,317         220,803            51,487         166,927
 (667,123)          (69,013)       (399,549)        558,878      (9,875,582)        111,988          (925,619)     (3,403,192)
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
 (623,077)           79,089         506,760       1,295,086      (8,628,752)        481,836          (881,305)     (3,129,904)
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
    3,912            55,775           5,666           5,445       3,599,210       1,764,876           802,399       4,160,363
  158,854             2,522      (2,359,150)     (3,013,968)     17,940,820       8,265,449         3,239,814      13,240,482
   (3,880)           (4,149)        (36,973)        (33,199)        (23,611)         (5,398)             (224)         (1,596)
 (110,206)          (75,136)     (2,580,385)     (2,974,796)       (943,913)       (314,508)          (16,599)        (85,581)
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
   48,680           (20,988)     (4,970,842)     (6,016,518)     20,572,506       9,710,419         4,025,390      17,313,668
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
 (574,397)           58,101      (4,464,082)     (4,721,432)     11,943,754      10,192,255         3,144,085      14,183,764
1,512,979         1,454,878      18,565,738      23,287,170      10,517,598         325,343                --              --
------------ ----------------- --------------- --------------- --------------- --------------- ----------------- ---------------
$ 938,582       $ 1,512,979    $ 14,101,656    $ 18,565,738    $ 22,461,352    $ 10,517,598       $ 3,144,085    $ 14,183,764
============ ================= =============== =============== =============== =============== ================= ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE
COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors Variable Annuity Account One (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Company's Board of Directors on February 24, 1987 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Met Investors Series Trust ("MIST")*
Russell Investment Funds ("Russell")
AIM Variable Insurance Funds ("AIM V.I.")
DWS Variable Series II ("DWS")
Metropolitan Series Fund, Inc. ("MSF")*
Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Fidelity Variable Insurance Products ("Fidelity VIP")
PIMCO Variable Insurance Trust("PIMCO VIT")
American Funds Insurance Series ("American Funds")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MIST Lord Abbett Growth and Income Sub-Account*
MIST Lord Abbett Bond Debenture Sub-Account*
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value
 Sub-Account*
MIST Oppenheimer Capital Appreciation Sub-Account*
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth Sub-Account*
MIST PIMCO Total Return Sub-Account*
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account*
MIST MFS Research International Sub-Account*
MIST Met/AIM Small Cap Growth Sub-Account*
MIST Lazard Mid Cap Sub-Account*

MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account*
MIST Clarion Global Real Estate Sub-Account*
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MIST Legg Mason Value Equity Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account*
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account
MIST MFS Emerging Markets Equity Sub-Account*
MIST Loomis Sayles Global Markets Sub-Account
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Growth Sub-Account (a)
MIST American Funds Balanced Allocation Sub-Account (a)
MIST American Funds Bond Sub-Account (a)
MIST American Funds Growth Allocation Sub-Account (a)
MIST American Funds International Sub-Account (a)
MIST American Funds Moderate Allocation Sub-Account (a)
MIST BlackRock High Yield Sub-Account (a)
MIST Dreman Small Cap Value Sub-Account (a)
MIST Met/Templeton Growth Sub-Account (a)
MIST Met/Franklin Mutual Shares Sub-Account (a)
MIST Met/Franklin Templeton Founding Strategy Sub-Account (a)
Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
MSF Davis Venture Value Sub-Account*
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account*
MSF Capital Guardian U.S. Equity Sub-Account*

MSF Julius Baer International Stock Sub-Account*
MSF BlackRock Money Market Sub-Account*
MSF MetLife Stock Index Sub-Account*
MSF BlackRock Bond Income Sub-Account*
MSF BlackRock Strategic Value Sub-Account
MSF Franklin Templeton Small Cap Growth Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account*
MSF Western Asset Management U.S. Government Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account*
MSF T. Rowe Price Large Cap Growth Sub-Account*
MSF Oppenheimer Global Equity Sub-Account
MSF MFS Value Sub-Account (a)
MSF Met/Dimensional International Small Company Sub-Account (a)
Putnam VT Growth and Income Sub-Account*
Putnam VT Vista Sub-Account*
Putnam VT Equity Income Sub-Account
FTVIPT Templeton Growth Securities Sub-Account*
FTVIPT Templeton Foreign Securities Sub-Account
Fidelity VIP Growth Opportunties Sub-Account
Fidelity VIP Equity-Income Sub-Account*
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
PIMCO VIT StocksPLUS Growth and Income Sub-Account
PIMCO VIT Total Return Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization Sub-Account (a)
American Funds Growth Sub-Account (a)

* This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.

(a) This Sub-Account began operations during the year ended December 31, 2008.


The following Sub-Accounts ceased operations during the year ended December 31, 2008:

FTVIPT Templeton Developing Markets Securities Sub-Account
MIST Strategic Conservative Growth Sub-Account
MIST Strategic Growth and Income Sub-Account
MIST Strategic Growth Sub-Account

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONCLUDED)

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGES:

OLD NAME

Neuberger Berman Real Estate Portfolio
FI International Stock Portfolio
Cyclical Growth and Income ETF Portfolio
Cyclical Growth ETF Portfolio

NEW NAME

Clarion Global Estate Portfolio
Julius Baer International Stock Portfolio
SSgA Growth and Income ETF Portfolio
SSgA Growth ETF Portfolio

SUBSTITUTION:

OLD NAME
Templeton Developing Markets Securities Fund

NEW NAME
MFS Emerging Markets Equity Portfolio

MERGERS:

OLD NAME
Strategic Conservative Growth Portfolio
Strategic Growth and Income Portfolio
Strategic Growth Portfolio

NEW NAME
MetLife Growth Strategy Portfolio
MetLife Balanced Strategy Portfolio
MetLife Aggressive Strategy Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts' investment in shares of the portfolio, series or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determined by the Trusts as of the end of year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets and liabilities based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset value as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS -- AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated.The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

OPTIONAL DEATH BENEFIT RIDER -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2008:

Mortality and Expense Risk   0.50% - 1.60%
Administrative               0.15% - 0.25%
Optional Death Benefit Rider 0.15% - 0.35%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee of $30 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year or, if less, 2% of the amount transferred from the contract value. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. A transaction charge of the lesser of $10 or 2% of the surrender is imposed on surrenders as well as $10 for annuitizations. For those contract owners who choose optional living benefit riders or certain optional death benefit riders, these charges range from .35% to 1.50% of the account value and are charged at each contract anniversary date. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain investments in the various portfolios, series, or funds in the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and Metlife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                       FOR THE YEAR ENDED
                                                      AS OF DECEMBER 31, 2008           DECEMBER 31, 2008
                                                    ------------------------- ---------------------------
                                                                                    COST OF     PROCEEDS
                                                         SHARES      COST ($) PURCHASES ($) FROM SALES ($)
                                                    ----------- ------------- ------------- -------------
MIST Lord Abbett Growth and Income Sub-Account       35,204,348   849,466,231   106,426,691  144,187,236
MIST Lord Abbett Bond Debenture Sub-Account          20,944,447   252,279,078    17,252,315   47,569,757
MIST Van Kampen Mid Cap Growth Sub-Account            5,393,396    48,493,165     7,375,317    7,175,888
MIST Lord Abbett Mid Cap Value Sub-Account           15,272,238   292,395,645    40,673,598   39,137,832
MIST Oppenheimer Capital Appreciation Sub-Account    16,398,859   128,733,347    35,904,946   19,097,687
MIST PIMCO Inflation Protected Bond Sub-Account       5,370,463    57,402,360    20,128,861   19,474,241
MIST Legg Mason Partners Aggressive Growth
 Sub-Account                                         10,302,481    73,195,760     1,396,122   10,978,658
MIST PIMCO Total Return Sub-Account                  24,769,818   284,372,780    56,764,659   39,631,268
MIST RCM Technology Sub-Account                       2,809,348    12,733,262     7,335,876    3,941,202
MIST T. Rowe Price Mid Cap Growth Sub-Account         9,165,948    71,543,680    18,015,823   19,619,950
MIST MFS Research International Sub-Account          14,024,614   168,733,005    30,207,987   35,537,131
MIST Met/AIM Small Cap Growth Sub-Account             4,591,128    57,109,290    10,184,434   12,952,235
MIST Lazard Mid Cap Sub-Account                       4,575,346    59,322,952     7,429,098    9,124,217
MIST Harris Oakmark International Sub-Account         5,205,694    77,885,379    16,511,048   18,036,769
MIST Third Avenue Small Cap Value Sub-Account         4,408,206    63,761,365     8,582,451   15,782,726
MIST Clarion Global Real Estate Sub-Account           3,589,266    48,770,719     7,173,291    6,366,338
MIST Turner Mid Cap Growth Sub-Account                1,084,655    12,672,523     6,450,733    4,756,860
MIST Goldman Sachs Mid Cap Value Sub-Account          1,916,327    25,421,248     3,916,310    9,651,283
MIST MetLife Defensive Strategy Sub-Account          19,867,799   209,936,436   105,593,982   31,996,852
MIST MetLife Moderate Strategy Sub-Account           48,717,569   522,912,730   116,816,168   35,988,633
MIST MetLife Balanced Strategy Sub-Account          159,961,270 1,611,215,188   530,876,998   40,674,009
MIST MetLfie Growth Strategy Sub-Account            153,985,297 1,621,008,814   455,952,294   71,297,734
MIST MetLife Aggressive Strategy Sub-Account         22,603,277   193,459,678   103,784,841   22,654,697
MIST Van Kampen Comstock Sub-Account                  7,850,815    83,288,272    11,658,932    6,569,411
MIST SSgA Growth ETF Sub-Account                      2,474,079    26,791,611     2,702,844    7,743,070
MIST SSgA Growth and Income ETF Sub-Account           5,674,709    62,818,302    14,251,128    5,277,690
MIST Legg Mason Value Equity Sub-Account              3,141,496    31,014,656     4,583,241    1,773,440
MIST Met/AIM Capital Appreciation Sub-Account         1,136,434    13,043,846       499,030    3,354,171
MIST Pioneer Fund Sub-Account                           141,568     1,812,147     1,244,409      103,705
MIST Pioneer Strategic Income Sub-Account               301,373     2,888,344     2,534,641    1,105,144
MIST MFS Emerging Markets Equity Sub-Account          4,173,476    50,006,174    50,894,150    5,762,459
MIST Loomis Sayles Global Markets Sub-Account           831,370     9,554,620     9,990,355   12,377,821
MIST Rainier Large Cap Equity Sub-Account               769,139     6,258,714     9,539,292    3,830,482
MIST American Funds Growth Sub-Account (a)            1,501,121    11,458,264    12,182,289      479,602
MIST American Funds Balanced Allocation Sub-Account
 (a)                                                 12,148,079   101,978,331   102,932,282      861,648
MIST American Funds Bond Sub-Account (a)                593,906     5,576,080     6,304,179      680,662
MIST American Funds Growth Allocation Sub-Account
 (a)                                                 14,737,856   122,000,358   122,769,501      610,962
MIST American Funds International Sub-Account (a)       971,463     7,293,493    10,080,602    2,453,992
MIST American Funds Moderate Allocation Sub-Account
 (a)                                                  6,738,927    58,068,564    58,292,105      191,153
MIST BlackRock High Yield Sub-Account (a)               123,722       865,997     1,609,175      650,103
MIST Dreman Small Cap Value Sub-Account (a)              81,624       909,995       926,380       13,625
MIST Met/Templeton Growth Sub-Account (a)               354,914     2,777,213     2,866,795       81,301
MIST Met/Franklin Mutual Shares Sub-Account (a)       1,892,451    14,701,844    14,728,936       25,315
MIST Met/Franklin Templeton Founding Strategy
  Sub-Account (a)                                     7,188,533    59,599,081    59,701,337       79,967
Russell Multi-Style Equity Sub-Account                1,062,853    15,042,109       649,170    2,412,366
Russell Aggressive Equity Sub-Account                   281,234     3,733,078        99,995      487,564
Russell Non-U.S. Sub-Account                            629,606     7,306,585       312,033    1,145,203
Russell Core Bond Sub-Account                         1,232,674    12,579,646     1,111,605    2,792,995
Russell Real Estate Securities Sub-Account              124,049     1,988,395       127,928      331,118

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                             FOR THE YEAR ENDED
                                                           AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                           ----------------------- ----------------------------
                                                                                         COST OF       PROCEEDS
                                                               SHARES     COST ($) PURCHASES ($) FROM SALES ($)
                                                           ---------- ------------ ------------- --------------
AIM V.I. International Growth Sub-Account                     311,776    7,565,197       725,599      3,597,167
DWS Government & Agency Securities Sub-Account                 68,897      832,260       110,164        304,636
MSF Davis Venture Value Sub-Account                         7,342,050  201,768,243    10,922,652     28,060,911
MSF Harris Oakmark Focused Value Sub-Account                  295,738   65,064,540     9,685,986     12,348,756
MSF Jennison Growth Sub-Account                             5,033,351   54,738,134     9,819,423     10,724,620
MSF MFS Total Return Sub-Account                              593,538   83,466,454    11,810,379      7,999,895
MSF Capital Guardian U.S. Equity Sub-Account               12,002,895  135,037,531    18,686,398     20,578,903
MSF Julius Baer International Stock Sub-Account               606,761    7,268,993     1,673,424      1,160,499
MSF BlackRock Money Market Sub-Account                      2,200,186  220,018,483   183,169,392     73,039,909
MSF MetLife Stock Index Sub-Account                         1,042,329   34,512,829     9,030,964      9,543,500
MSF BlackRock Bond Income Sub-Account                         326,681   34,446,460     9,949,448      3,646,941
MSF BlackRock Strategic Value Sub-Account                     184,339    2,751,241       674,062        421,172
MSF Franklin Templeton Small Cap Growth Sub-Account         1,629,298   15,835,786     3,699,061        952,875
MSF Western Asset Management Strategic Bond Opportunities
  Sub-Account                                                 411,429    5,060,710     1,103,469      1,598,216
MSF Western Asset Management U.S. Government
  Sub-Account                                                 550,807    6,564,647     8,071,308      3,355,076
MSF T. Rowe Price Small Cap Growth Sub-Account                732,511    9,792,915     3,131,825      2,530,011
MSF T. Rowe Price Large Cap Growth Sub-Account              4,152,443   57,321,732     6,565,646     10,139,326
MSF Oppenheimer Global Equity Sub-Account                   1,126,868   17,435,765     2,492,013      2,276,919
MSF MFS Value Sub-Account (a)                                 227,404    2,374,779     2,412,397         35,570
MSF Met/Dimensional International Small Company
  Sub-Account (b)                                               3,585       34,993        34,993             --
Putnam VT Growth and Income Sub-Account                       682,803   15,841,415     3,079,236      2,988,432
Putnam VT Vista Sub-Account                                   202,313    3,038,275       146,892        584,516
Putnam VT Equity Income Sub-Account                         2,692,856   36,895,750     3,222,306      6,213,806
FTVIPT Templeton Growth Securities Sub-Account              1,312,437   19,296,371     3,500,771      1,966,069
FTVIPT Templeton Foreign Securities Sub-Account             2,396,724   35,726,083     5,794,180      8,156,180
Fidelity VIP Growth Opportunties Sub-Account                   10,818      197,342        45,801         13,479
Fidelity VIP Equity-Income Sub-Account                        290,178    6,817,568       953,639      2,628,374
PIMCO VIT High Yield Sub-Account                              949,416    7,613,342     1,200,113      1,872,134
PIMCO VIT Low Duration Sub-Account                            971,060    9,902,789     3,946,386      2,925,940
PIMCO VIT StocksPLUS Growth and Income Sub-Account            159,198    1,457,986       372,417        258,361
PIMCO VIT Total Return Sub-Account                          1,367,784   13,963,079     1,459,189      5,661,889
American Funds Global Growth Sub-Account                    1,618,340   32,222,814    23,167,525        939,905
American Funds Global Small Capitalization Sub-Account (a)    285,097    4,070,236     4,070,642            261
American Funds Growth Sub-Account (a)                         426,344   17,587,659    17,603,682         13,404

(a) For the period April 28, 2008 to December 31, 2008.

(b) For the period November 10, 2008 to December 31, 2008.

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                 MIST LORD ABBETT            MIST LORD ABBETT             MIST VAN KAMPEN
                                GROWTH AND INCOME              BOND DEBENTURE              MID CAP GROWTH
                                      SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                         --------------------------- --------------------------- ---------------------------
                               2008          2007          2008          2007          2008          2007
                         ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year  18,549,732    22,197,014    15,243,991    16,590,983     4,713,956     5,207,161
Units issued and
  transferred from other
  funding options           693,651       758,098       890,890     2,414,744       569,466       566,343
Units redeemed and
  transferred to other
  funding options        (3,459,124)   (4,405,380)   (3,253,347)   (3,761,736)     (975,493)   (1,059,547)
                         ------------- ------------- ------------- ------------- ------------- -------------
Units end of year        15,784,259    18,549,732    12,881,534    15,243,991     4,307,929     4,713,956
                         ============= ============= ============= ============= ============= =============
                         MIST LEGG MASON PARTNERS                  MIST PIMCO                    MIST RCM
                                AGGRESSIVE GROWTH                TOTAL RETURN                  TECHNOLOGY
                                      SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                         --------------------------- --------------------------- ---------------------------
                               2008          2007          2008          2007          2008          2007
                         ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year  10,825,029    13,441,619    21,297,880    26,133,024     2,132,403     2,231,169
Units issued and
  transferred from other
  funding options           531,044       821,885     6,736,163     2,663,362       783,889       913,172
Units redeemed and
  transferred to other
  funding options        (1,822,020)   (3,438,475)   (6,487,362)   (7,498,506)   (1,000,979)   (1,011,938)
                         ------------- ------------- ------------- ------------- ------------- -------------
Units end of year         9,534,053    10,825,029    21,546,681    21,297,880     1,915,313     2,132,403
                         ============= ============= ============= ============= ============= =============
                                      MIST LAZARD                 MIST HARRIS           MIST THIRD AVENUE
                                          MID CAP       OAKMARK INTERNATIONAL             SMALL CAP VALUE
                                      SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                         --------------------------- --------------------------- ---------------------------
                               2008          2007          2008          2007          2008          2007
                         ------------- ------------- ------------- ------------- ------------- -------------
Units beginning of year   3,770,936     2,006,766     4,762,025     5,683,024     4,502,597     5,547,538
Units issued and
  transferred from other
  funding options           476,970     2,592,898       659,045     1,038,029       607,813       479,229
Units redeemed and
  transferred to other
  funding options          (877,766)     (828,728)   (1,462,163)   (1,959,028)   (1,304,945)   (1,524,170)
                         ------------- ------------- ------------- ------------- ------------- -------------
Units end of year         3,370,140     3,770,936     3,958,907     4,762,025     3,805,465     4,502,597
                         ============= ============= ============= ============= ============= =============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

        MIST LORD ABBETT            MIST OPPENHEIMER                  MIST PIMCO
           MID CAP VALUE        CAPITAL APPRECIATION    INFLATION PROTECTED BOND
             SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- --------------------------- ---------------------------
      2008          2007          2008          2007          2008          2007
------------- ------------- ------------- ------------- ------------- -------------
10,670,585    10,813,416    13,026,225    15,156,483     4,886,261     5,893,926
   768,861     2,728,519     1,240,753     1,865,281     2,140,031       539,286
(2,196,741)   (2,871,350)   (2,892,876)   (3,995,539)   (2,216,965)   (1,546,952)
------------- ------------- ------------- ------------- ------------- -------------
 9,242,705    10,670,585    11,374,102    13,026,225     4,809,327     4,886,261
============= ============= ============= ============= ============= =============

      MIST T. ROWE PRICE                    MIST MFS                MIST MET/AIM
          MID CAP GROWTH      RESEARCH INTERNATIONAL            SMALL CAP GROWTH
             SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- --------------------------- ---------------------------
      2008          2007          2008          2007          2008          2007
------------- ------------- ------------- ------------- ------------- -------------
 9,539,996    12,903,767    10,899,017    13,357,797     4,651,987     5,984,113
 1,861,683     2,124,155     1,285,188     1,089,410       657,760       447,020
(3,088,363)   (5,487,926)   (2,848,208)   (3,548,191)   (1,210,411)   (1,779,146)
------------- ------------- ------------- ------------- ------------- -------------
 8,313,316     9,539,996     9,335,997    10,899,017     4,099,336     4,651,987
============= ============= ============= ============= ============= =============

    MIST CLARION GLOBAL             MIST TURNER        MIST GOLDMAN SACHS
            REAL ESTATE          MID CAP GROWTH             MID CAP VALUE
            SUB-ACCOUNT             SUB-ACCOUNT               SUB-ACCOUNT
-------------------------- ----------------------- -------------------------
     2008          2007        2008        2007         2008         2007
------------ ------------- ----------- ----------- ------------ ------------
2,938,688     3,924,423     986,986     989,402    2,167,077    2,536,265
  423,871       554,362     514,926     241,837      192,676      603,616
 (630,052)   (1,540,097)   (504,340)   (244,254)    (765,044)    (972,804)
------------ ------------- ----------- ----------- ------------ ------------
2,732,507     2,938,688     997,572     986,986    1,594,709    2,167,077
============ ============= =========== =========== ============ ============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                     MIST METLIFE                 MIST METLIFE                 MIST METLIFE
                               DEFENSIVE STRATEGY            MODERATE STRATEGY            BALANCED STRATEGY
                                      SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
                         --------------------------- ---------------------------- ----------------------------
                               2008          2007           2008          2007           2008          2007
                         ------------- ------------- -------------- ------------- -------------- -------------
Units beginning of year  12,464,828     8,262,424     39,851,796    27,420,828     99,569,767    74,894,089
Units issued and
  transferred from other
  funding options        14,081,932     8,777,923     16,359,927    17,398,719     58,841,270    37,005,670
Units redeemed and
  transferred to other
  funding options        (7,538,229)   (4,575,519)   (10,250,284)   (4,967,751)   (19,594,042) (12,329,992)
                         ------------- ------------- -------------- ------------- ----------------------------
Units end of year        19,008,531    12,464,828     45,961,439    39,851,796    138,816,995    99,569,767
                         ============= ============= ============== ============= ============== =============
                                        MIST SSGA                    MIST SSGA              MIST LEGG MASON
                                       GROWTH ETF        GROWTH AND INCOME ETF                 VALUE EQUITY
                                      SUB-ACCOUNT                  SUB-ACCOUNT                  SUB-ACCOUNT
                         --------------------------- ---------------------------- ----------------------------
                               2008          2007           2008          2007           2008          2007
                         ------------- ------------- -------------- ------------- -------------- -------------
Units beginning of year   2,966,761     2,443,105      4,939,205     2,292,596      2,772,017     3,604,696
Units issued and
  transferred from other
  funding options           278,061       969,920      1,422,389     3,296,626        797,749       216,238
Units redeemed and
  transferred to other
  funding options          (788,763)     (446,264)      (757,159)     (650,017)      (464,042)   (1,048,917)
                         ------------- ------------- -------------- ------------- -------------- -------------
Units end of year         2,456,059     2,966,761      5,604,435     4,939,205      3,105,724     2,772,017
                         ============= ============= ============== ============= ============== =============

                               MIST MFS EMERGING                MIST LOOMIS            MIST RAINIER
                                  MARKETS EQUITY      SAYLES GLOBAL MARKETS        LARGE CAP EQUITY
                                     SUB-ACCOUNT                SUB-ACCOUNT             SUB-ACCOUNT
                         -------------------------- -------------------------- -----------------------
                              2008          2007          2008         2007         2008    2007 (A)
                         ------------ ------------- ------------- ------------ ------------ ----------
Units beginning of year    482,984     1,163,479     1,085,823       35,233      115,191         --
Units issued and
  transferred from other
  funding options        4,011,685       826,922       914,183    1,103,169    1,174,676    115,322
Units redeemed and
  transferred to other
  funding options         (823,309)   (1,507,417)   (1,223,642)     (52,579)    (514,393)      (131)
                         ------------ ------------- ------------- ------------ ------------ ----------
Units end of year        3,671,360       482,984       776,364    1,085,823      775,474    115,191
                         ============ ============= ============= ============ ============ ==========

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

             MIST METLIFE             MIST METLIFE             MIST VAN KAMPEN
          GROWTH STRATEGY      AGGRESSIVE STRATEGY                    COMSTOCK
              SUB-ACCOUNT              SUB-ACCOUNT                 SUB-ACCOUNT
------------------------- --------------------------- ---------------------------
       2008          2007       2008          2007          2008          2007
----------- ------------- ------------- ------------- ------------- -------------
105,495,650    77,651,335  9,584,925    11,904,491     7,096,082     6,796,669
 50,518,175    40,086,102 11,981,073     2,445,664     1,700,038     2,139,027
(19,777,101) (12,241,787) (2,930,340)   (4,765,230)   (1,507,547)   (1,839,614)
------------------------- ------------- ------------- ------------- -------------
136,236,724   105,495,650 18,635,658     9,584,925     7,288,573     7,096,082
=========== ============= ============= ============= ============= =============

            MIST MET/AIM        MIST PIONEER          MIST PIONEER
    CAPITAL APPRECIATION                FUND      STRATEGIC INCOME
             SUB-ACCOUNT         SUB-ACCOUNT           SUB-ACCOUNT
--------------------------- ------------------- ---------------------
      2008          2007      2008      2007       2008       2007
------------- ------------- --------- --------- ---------- ----------
 6,414,526     1,713,687    32,107    18,039     72,551     18,435
   216,118     8,040,816    74,607    20,488    129,743     68,000
(1,627,740)   (3,339,977)   (8,155)   (6,420)   (66,579)   (13,884)
------------- ------------- --------- --------- ---------- ----------
 5,002,904     6,414,526    98,559    32,107    135,715     72,551
============= ============= ========= ========= ========== ==========

                      MIST                          MIST                            MIST
       MIST       AMERICAN           MIST       AMERICAN             MIST       AMERICAN
   AMERICAN          FUNDS       AMERICAN          FUNDS         AMERICAN          FUNDS
      FUNDS       BALANCED          FUNDS         GROWTH            FUNDS       MODERATE
     GROWTH     ALLOCATION           BOND     ALLOCATION    INTERNATIONAL     ALLOCATION
SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT
-------------- -------------- -------------- -------------- ---------------- --------------
    2008 (B)       2008 (B)       2008 (B)       2008 (B)         2008 (B)       2008 (B)
-------------- -------------- -------------- -------------- ---------------- --------------
         --             --             --             --               --             --
  1,666,244     12,638,685        705,356     15,027,569        1,279,011      6,909,066
   (210,236)      (805,668)      (135,480)      (779,085)        (361,846)      (340,983)
-------------- -------------- -------------- -------------- ---------------- --------------
  1,456,008     11,833,017        569,876     14,248,484          917,165      6,568,083
============== ============== ============== ============== ================ ==============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                               MIST
                                             MIST                                      MET/FRANKLIN
                               MIST        DREMAN             MIST             MIST       TEMPLETON
                          BLACKROCK     SMALL CAP    MET/TEMPLETON     MET/FRANKLIN        FOUNDING
                         HIGH YIELD         VALUE           GROWTH    MUTUAL SHARES        STRATEGY
                          SUB-ACCOUNT SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                         --------------------------- ---------------- ---------------- ---------------
                            2008 (B)      2008 (B)         2008 (B)         2008 (B)        2008 (B)
                         ------------- ------------- ---------------- ---------------- ---------------
Units beginning of year          --            --               --               --              --
Units issued and
  transferred from other
  funding options           123,836        82,385          386,732        1,954,373       7,455,542
Units redeemed and
  transferred to other
  funding options           (64,935)       (2,789)         (31,446)        (104,379)       (340,851)
                         ------------- ------------- ---------------- ---------------- ---------------
Units end of year            58,901        79,596          355,286        1,849,994       7,114,691
                         ============= ============= ================ ================ ===============
                                          RUSSELL                           RUSSELL                      AIM V.I.
                                        CORE BOND            REAL ESTATE SECURITIES          INTERNATIONAL GROWTH
                                      SUB-ACCOUNT                       SUB-ACCOUNT                   SUB-ACCOUNT
                         --------------------------- --------------------------------- -----------------------------
                               2008          2007             2008             2007            2008          2007
                         ------------- ------------- ---------------- ---------------- --------------- -------------
Units beginning of year     962,148     1,079,274           73,964           93,434         647,307       855,393
Units issued and
  transferred from other
  funding options            29,603        59,738            5,254            3,870          47,179       146,205
Units redeemed and
  transferred to other
  funding options          (185,195)     (176,864)         (13,403)         (23,340)       (215,458)     (354,291)
                         ------------- ------------- ---------------- ---------------- --------------- -------------
Units end of year           806,556       962,148           65,815           73,964         479,028       647,307
                         ============= ============= ================ ================ =============== =============
                                     MSF JENNISON                           MSF MFS          MSF CAPITAL GUARDIAN
                                           GROWTH                      TOTAL RETURN                   U.S. EQUITY
                                      SUB-ACCOUNT                       SUB-ACCOUNT                   SUB-ACCOUNT
                         --------------------------- --------------------------------- -----------------------------
                               2008          2007             2008             2007            2008          2007
                         ------------- ------------- ---------------- ---------------- --------------- -------------
Units beginning of year   5,787,011     7,501,567        3,404,791        3,537,012      12,051,365    13,997,926
Units issued and
  transferred from other
  funding options           779,609       606,542          324,689          434,036         417,491     1,445,517
Units redeemed and
  transferred to other
  funding options        (1,466,990)   (2,321,098)        (618,037)        (566,257)     (2,186,554)   (3,392,078)
                         ------------- ------------- ---------------- ---------------- --------------- -------------
Units end of year         5,099,630     5,787,011        3,111,443        3,404,791      10,282,302    12,051,365
                         ============= ============= ================ ================ =============== =============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

               RUSSELL               RUSSELL                RUSSELL
    MULTI-STYLE EQUITY     AGGRESSIVE EQUITY               NON-U.S.
           SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
------------------------- --------------------- ----------------------
     2008         2007       2008       2007       2008        2007
------------ ------------ ---------- ---------- ---------- -----------
1,311,535    1,829,723    267,701    349,188    494,438     656,427
   54,185       24,410     13,296      8,669     32,548       8,676
 (214,337)    (542,598)   (43,252)   (90,156)   (83,895)   (170,665)
------------ ------------ ---------- ---------- ---------- -----------
1,151,383    1,311,535    237,745    267,701    443,091     494,438
============ ============ ========== ========== ========== ===========

DWS GOVERNMENT & AGENCY                   MSF DAVIS          MSF HARRIS OAKMARK
             SECURITIES               VENTURE VALUE               FOCUSED VALUE
            SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
-------------------------- --------------------------- ---------------------------
      2008         2007          2008          2007          2008          2007
------------- ------------ ------------- ------------- ------------- -------------
    72,036       94,778    17,773,074    21,712,702     4,151,214     4,979,605
     9,021        3,139     2,063,389     2,366,154       583,888       549,758
   (24,322)     (25,881)   (3,739,119)   (6,305,782)   (1,185,532)   (1,378,149)
------------- ------------ ------------- ------------- ------------- -------------
    56,735       72,036    16,097,344    17,773,074     3,549,570     4,151,214
============= ============ ============= ============= ============= =============

    MSF JULIUS BAER                MSF BLACKROCK             MSF METLIFE
INTERNATIONAL STOCK                 MONEY MARKET             STOCK INDEX
        SUB-ACCOUNT                  SUB-ACCOUNT             SUB-ACCOUNT
---------------------- ------------------------- --------------------------
   2008        2007          2008           2007      2008          2007
---------- ----------- ---------- -------------- ------------ -------------
432,898     632,428    10,356,826      8,885,438 2,846,982     3,050,585
 60,712      62,065    24,934,207     22,874,297   822,255     1,365,097
(81,441)   (261,595)   (14,767,376) (21,402,909)  (988,919)   (1,568,700)
---------- ----------- ------------------------- ------------ -------------
412,169     432,898    20,523,657     10,356,826 2,680,318     2,846,982
========== =========== ========== ============== ============ =============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   MSF BLACKROCK              MSF BLACKROCK        MSF FRANKLIN TEMPLETON
                                     BOND INCOME            STRATEGIC VALUE              SMALL CAP GROWTH
                                     SUB-ACCOUNT                SUB-ACCOUNT                   SUB-ACCOUNT
                         -------------------------- -------------------------- -----------------------------
                              2008          2007         2008          2007         2008             2007
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units beginning of year    580,953       772,347      118,620       141,367    1,193,998        1,914,092
Units issued and
  transferred from other
  funding options          247,296       202,309       35,318        19,449      464,888          345,178
Units redeemed and
  transferred to other
  funding options         (155,063)     (393,703)     (27,567)      (42,196)    (272,680)      (1,065,272)
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units end of year          673,186       580,953      126,371       118,620    1,386,206        1,193,998
                         ============ ============= ============ ============= ============ ================
                                                                                                   MSF MET/
                                                                                                DIMENSIONAL
                                                                                              INTERNATIONAL
                               MSF T. ROWE PRICE            MSF OPPENHEIMER        MSF MFS            SMALL
                                LARGE CAP GROWTH              GLOBAL EQUITY          VALUE          COMPANY
                                     SUB-ACCOUNT                SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT
                         -------------------------- -------------------------- ------------ ----------------
                              2008          2007         2008          2007      2008 (B)         2008 (C)
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units beginning of year  4,816,195     8,132,948      928,692       857,647           --               --
Units issued and
  transferred from other
  funding options          485,689       308,170      171,226       239,186      186,530            3,592
Units redeemed and
  transferred to other
  funding options         (996,970)   (3,624,923)    (201,554)     (168,141)      (8,329)              --
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units end of year        4,304,914     4,816,195      898,364       928,692      178,201            3,592
                         ============ ============= ============ ============= ============ ================
                                FTVIPT TEMPLETON           FTVIPT TEMPLETON                  FIDELITY VIP
                               GROWTH SECURITIES         FOREIGN SECURITIES          GROWTH OPPORTUNITIES
                                     SUB-ACCOUNT                SUB-ACCOUNT                   SUB-ACCOUNT
                         -------------------------- -------------------------- -----------------------------
                              2008          2007         2008          2007         2008             2007
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units beginning of year    963,068       560,530    2,895,980     4,229,198       16,783           23,148
Units issued and
  transferred from other
  funding options          187,112       542,132      157,522       244,352        5,177              497
Units redeemed and
  transferred to other
  funding options         (190,961)     (139,594)    (628,394)   (1,577,570)      (1,299)          (6,862)
                         ------------ ------------- ------------ ------------- ------------ ----------------
Units end of year          959,219       963,068    2,425,108     2,895,980       20,661           16,783
                         ============ ============= ============ ============= ============ ================

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

                 MSF WESTERN            MSF WESTERN
            ASSET MANAGEMENT       ASSET MANAGEMENT       MSF T. ROWE PRICE
STRATEGIC BOND OPPORTUNITIES        U.S. GOVERNMENT        SMALL CAP GROWTH
                 SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT
------------------------------- ---------------------- -----------------------
   2008                 2007        2008       2007        2008        2007
---------- -------------------- ----------- ---------- ----------- -----------
279,280              298,802     123,153     69,720     724,186     887,179
 43,563               57,703     557,444     91,375     109,025     161,850
(82,740)             (77,225)   (261,549)   (37,942)   (185,510)   (324,843)
---------- -------------------- ----------- ---------- ----------- -----------
240,103              279,280     419,048    123,153     647,701     724,186
========== ==================== =========== ========== =========== ===========

             PUTNAM VT              PUTNAM VT                 PUTNAM VT
     GROWTH AND INCOME                  VISTA             EQUITY INCOME
           SUB-ACCOUNT            SUB-ACCOUNT               SUB-ACCOUNT
------------------------- ---------------------- -------------------------
     2008         2007       2008        2007         2008         2007
------------ ------------ ---------- ----------- ------------ ------------
1,019,458    1,289,872    264,111     374,568    2,648,811    2,427,699
   60,364       57,241     14,880      13,881      168,323      600,522
 (230,360)    (327,655)   (49,428)   (124,338)    (538,525)    (379,410)
------------ ------------ ---------- ----------- ------------ ------------
  849,462    1,019,458    229,563     264,111    2,278,609    2,648,811
============ ============ ========== =========== ============ ============

        FIDELITY VIP                PIMCO VIT               PIMCO VIT
       EQUITY-INCOME               HIGH YIELD            LOW DURATION
         SUB-ACCOUNT              SUB-ACCOUNT             SUB-ACCOUNT
----------------------- ------------------------ -----------------------
    2008        2007        2008         2007        2008        2007
----------- ----------- ----------- ------------ ----------- -----------
 506,284     549,152     589,348    1,027,968     689,390     786,353
  69,500      89,166      65,140       66,199     277,908      82,220
(189,089)   (132,034)   (156,849)    (504,819)   (231,987)   (179,183)
----------- ----------- ----------- ------------ ----------- -----------
 386,695     506,284     497,639      589,348     735,311     689,390
=========== =========== =========== ============ =========== ===========

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                         PIMCO VIT STOCKSPLUS                 PIMCO VIT          AMERICAN FUNDS
                            GROWTH AND INCOME              TOTAL RETURN           GLOBAL GROWTH
                                  SUB-ACCOUNT               SUB-ACCOUNT             SUB-ACCOUNT
                         ----------------------- ------------------------- -----------------------
                            2008         2007         2008         2007         2008       2007
                         ---------- ------------ ------------ ------------ ------------ ----------
Units beginning of year  135,574      138,195    1,271,571    1,708,329      344,425     12,186
Units issued and
  transferred from other
  funding options         40,568       22,082       54,620      121,089      982,523    362,190
Units redeemed and
  transferred to other
  funding options        (26,595)     (24,703)    (391,089)    (557,847)    (138,231)   (29,951)
                         ---------- ------------ ------------ ------------ ------------ ----------
Units end of year        149,547      135,574      935,102    1,271,571    1,188,717    344,425
                         ========== ============ ============ ============ ============ ==========

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

(c) For the period November 10, 2008 to December 31, 2008.

      AMERICAN
         FUNDS       AMERICAN
  GLOBAL SMALL          FUNDS
CAPITALIZATION         GROWTH
   SUB-ACCOUNT    SUB-ACCOUNT
----------------- --------------
       2008 (B)       2008 (B)
----------------- --------------
            --             --
       186,461        129,983
        (3,212)        (3,117)
----------------- --------------
       183,249        126,866
================= ==============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                UNIT VALUE(1)               INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ------------- ------------- ------------- ---------------- -------------------
MIST Lord Abbett Growth         2008 15,784,259 10.86 - 41.08   576,805,190          1.71      0.75 - 2.35 (37.82) - (36.73)
  and Income Sub-Account        2007 18,549,732 17.17 - 64.94 1,075,806,092          0.98      0.75 - 2.35      1.30 - 3.13
                                2006 22,197,014 16.65 - 62.97 1,254,313,868          1.73      0.75 - 2.35    15.06 - 16.91
                                2005 26,137,911 12.48 - 52.55 1,266,968,938          0.94      0.75 - 2.35      1.00 - 2.62
                                2004 29,905,303 11.76 - 52.34 1,416,012,804          0.43      0.75 - 2.35    10.02 - 11.80
MIST Lord Abbett Bond Debenture 2008 12,881,534 11.27 - 16.77   202,717,634          4.34      0.75 - 2.35 (20.50) - (19.09)
  Sub-Account                   2007 15,243,991 14.04 - 20.75   297,943,064          5.12      0.75 - 2.35      4.06 - 5.94
                                2006 16,590,983 13.37 - 19.63   307,972,386          6.82      0.75 - 2.35      6.62 - 8.33
                                2005 19,002,390 12.42 - 18.12   327,280,969            --      0.75 - 2.35    (0.86) - 0.74
                                2004 18,478,641 12.78 - 17.98   317,240,246          2.98      0.75 - 2.35      5.65 - 7.36
MIST Van Kampen Mid Cap         2008  4,307,929   6.61 - 7.31    30,205,224          1.42      0.75 - 1.90 (47.76) - (47.13)
  Growth Sub-Account            2007  4,713,956 12.65 - 13.83    62,713,816            --      0.75 - 1.90    21.15 - 22.78
  (Commenced 11/7/2005)         2006  5,207,161 10.44 - 11.26    56,740,449            --      0.75 - 1.90      6.34 - 7.56
MIST Lord Abbett Mid Cap Value  2008  9,242,705 15.59 - 17.87   157,249,522          0.62      0.75 - 1.95 (39.96) - (39.18)
  Sub-Account                   2007 10,670,585 26.10 - 29.40   300,178,790          0.67      0.75 - 1.90    (1.30) - 0.04
                                2006 10,813,416 26.44 - 29.45   304,617,015          0.61      0.75 - 1.90    10.07 - 11.34
                                2005 12,134,519 24.02 - 26.45   308,454,585          0.50      0.75 - 1.90      6.02 - 7.24
                                2004 11,567,876 22.66 - 24.66   275,539,168          3.16      0.75 - 1.90    22.15 - 23.57
MIST Oppenheimer Capital        2008 11,374,102   5.16 - 6.80    63,888,388          3.58      0.75 - 2.35 (47.20) - (46.34)
  Appreciation Sub-Account      2007 13,026,225  9.77 - 12.72   137,207,385          0.02      0.75 - 2.35    11.62 - 13.43
  (Commenced 5/3/2004)          2006 15,156,483  8.75 - 11.27   142,383,044          0.14      0.75 - 2.35      5.12 - 6.81
                                2005 16,165,489  8.31 - 10.60   144,482,219          0.02      0.75 - 2.35      2.29 - 3.93
                                2004 17,566,329  8.12 - 10.24   148,102,308          7.09      1.30 - 2.35      3.93 - 5.03
MIST PIMCO Inflation            2008  4,809,327 10.55 - 11.20    52,629,978          3.70      1.30 - 2.35   (9.22) - (8.26)
  Protected Bond                2007  4,886,261 11.60 - 12.19    58,385,153          2.21      1.30 - 2.35      8.21 - 9.36
  Sub-Account                   2006  5,893,926 10.72 - 11.14    64,649,920          3.73      1.30 - 2.35     (1.94 - 0.91)
                                2005  6,511,274 10.93 - 11.25    72,384,448            --      1.30 - 2.35    (0.96) - 0.08
                                2004  8,692,539 11.04 - 11.24    96,965,591          4.57      1.30 - 2.35      6.47 - 7.60
MIST Legg Mason Partners        2008  9,534,053   4.43 - 6.56    46,377,009            --      1.30 - 2.35 (40.47) - (39.80)
  Aggressive Growth             2007 10,825,029  7.44 - 10.90    87,874,559          0.04      1.30 - 2.35    (0.12) - 1.17
  Sub-Account                   2006 13,441,619  7.44 - 10.77   108,846,059            --      1.30 - 2.35   (4.01) - (3.00)
                                2005 15,958,225  7.74 - 11.10   134,458,398            --      1.30 - 2.35    10.95 - 12.11
                                2004 20,250,042   6.97 - 9.89   152,910,724            --      1.30 - 2.35      5.92 - 7.04
MIST PIMCO Total Return         2008 21,546,681 12.39 - 14.06   284,741,547          3.75      0.75 - 2.35   (1.93) - (0.22)
  Sub-Account                   2007 21,297,880 12.62 - 14.09   283,533,965          3.30      0.75 - 2.35      5.05 - 6.93
  (Commenced 5/3/2004)          2006 26,133,024 12.00 - 13.17   327,612,133          2.60      0.75 - 2.35      2.10 - 3.74
                                2005 27,888,652 11.74 - 12.68   339,140,105          0.01      0.75 - 2.35    (0.12) - 1.49
                                2004 28,087,932 11.74 - 12.48   338,736,886          6.52      0.75 - 2.35      2.54 - 4.19
MIST RCM Technology             2008  1,915,313   3.29 - 3.53     6,572,888         13.87      1.30 - 2.35 (45.75) - (45.17)
  Sub-Account                   2007  2,132,403   6.06 - 6.43    13,379,138            --      1.30 - 2.35    28.45 - 29.82
                                2006  2,231,169   4.71 - 4.95    10,819,347            --      1.30 - 2.35      2.91 - 3.99
                                2005  2,539,048   4.58 - 4.76    11,888,282            --      1.30 - 2.35      8.44 - 9.59
                                2004  3,357,357   4.22 - 4.35    14,409,596          0.08      1.30 - 2.35   (6.54) - (5.55)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                  UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                      LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ---------- ------------- ----------- ------------- ---------------- -------------------
MIST T. Rowe Price Mid Cap        2008  8,313,316   5.45 - 6.02  47,740,618          0.01      0.85 - 2.35 (41.15) - (40.26)
  Growth Sub-Account              2007  9,539,996  9.25 - 10.08  92,323,883          0.04      0.85 - 2.35    14.89 - 16.64
  (Commenced 5/3/2004)            2006 12,903,767   8.04 - 8.75 107,929,919            --      0.75 - 2.35      3.70 - 5.37
                                  2005 15,203,506   7.75 - 8.30 121,624,335            --      0.85 - 2.35    11.97 - 13.66
                                  2004 15,078,256   6.91 - 7.30 106,863,377            --      0.75 - 2.35    15.08 - 16.94
MIST MFS Research International   2008  9,335,997  9.56 - 14.87 103,318,253          2.02      0.75 - 2.35 (43.71) - (42.75)
  Sub-Account                     2007 10,899,017 16.96 - 25.97 212,534,722          1.33      0.75 - 2.35    10.65 - 12.64
                                  2006 13,357,797 15.31 - 23.06 233,658,652          1.75      0.75 - 2.35    23.63 - 25.62
                                  2005 15,507,023 12.37 - 18.32 219,052,682          0.46      0.75 - 2.35    13.73 - 15.55
                                  2004 12,888,678 10.87 - 15.82 159,862,343          0.25      0.75 - 2.35    16.78 - 18.66
MIST Met/AIM Small Cap Growth     2008  4,099,336   5.57 - 9.74  37,769,265            --      1.30 - 2.35 (40.16) - (39.46)
  Sub-Account                     2007  4,651,987  9.20 - 16.11  71,015,556            --      1.30 - 2.35      8.48 - 9.85
                                  2006  5,984,113  8.37 - 14.69  83,414,752            --      1.30 - 2.35    11.54 - 12.71
                                  2005  7,550,815  7.45 - 13.04  93,177,860            --      1.30 - 2.35      5.76 - 6.87
                                  2004  4,667,993 11.85 - 12.20  56,301,565            --      1.30 - 2.35      3.95 - 5.05
MIST Lazard Mid Cap               2008  3,370,140  8.97 - 10.09  31,590,896          1.14      0.75 - 2.35 (39.74) - (38.67)
  Sub-Account                     2007  3,770,936 14.87 - 16.45  57,995,812          0.21      0.75 - 2.35   (4.98) - (1.86)
                                  2006  2,006,766 15.64 - 16.41  32,320,745          0.31      1.30 - 2.35    12.02 - 13.20
                                  2005  2,227,684 13.95 - 14.50  31,807,254          0.06      1.30 - 2.35      5.56 - 6.67
                                  2004  2,722,902 13.20 - 13.59  36,591,722            --      1.30 - 2.35    11.74 - 12.92
MIST Harris Oakmark International 2008  3,958,907 10.69 - 11.43  44,091,751          1.64      1.30 - 2.35 (42.26) - (41.65)
  Sub-Account                     2007  4,762,025 18.49 - 19.59  91,235,231          0.82      1.30 - 2.35   (3.43) - (2.40)
                                  2006  5,683,024 19.13 - 20.07 112,021,036          2.59      1.30 - 2.35    25.86 - 27.19
                                  2005  6,295,353 15.18 - 15.78  97,858,342            --      1.30 - 2.35    11.59 - 12.77
                                  2004  6,954,807 13.59 - 13.99  96,251,804            --      1.30 - 2.35    17.72 - 18.96
MIST Third Avenue Small Cap Value 2008  3,805,465 11.38 - 13.43  45,189,540          0.76      1.30 - 2.35 (31.46) - (30.67)
  Sub-Account                     2007  4,502,597 16.58 - 19.37  77,454,105          1.01      1.30 - 2.35   (5.29) - (4.15)
                                  2006  5,547,538 17.49 - 20.21  99,987,762          0.45      1.30 - 2.35    10.51 - 11.67
                                  2005  5,920,257 15.81 - 18.08  95,982,000            --      1.30 - 2.35     12.8 - 13.99
                                  2004  6,296,258 14.00 - 14.35  89,472,332          2.06      1.30 - 2.35    23.56 - 24.87
MIST Clarion Global Real Estate   2008  2,732,507  8.97 - 13.76  26,464,829          1.77      0.75 - 2.35 (43.03) - (42.11)
  Sub-Account                     2007  2,938,688 15.74 - 23.87  49,736,129          0.92      1.30 - 2.35 (16.99) - (15.99)
  (Commenced 5/3/2004)            2006  3,924,423 18.97 - 28.41  79,745,324          1.10      1.00 - 2.35    34.40 - 36.22
                                  2005  4,868,446 14.11 - 20.89  73,434,177            --      1.30 - 2.35    10.66 - 11.83
                                  2004  1,552,403 12.75 - 12.87  19,879,342          5.12      1.30 - 2.35    27.52 - 28.68
MIST Turner Mid Cap Growth        2008    997,572   7.62 - 8.01   7,841,101            --      1.30 - 2.35 (49.50) - (48.97)
  Sub-Account                     2007    986,986 15.09 - 15.69  15,254,136            --      1.30 - 2.35    21.25 - 22.54
  (Commenced 5/3/2004)            2006    989,402 12.45 - 12.96  12,526,407            --      0.85 - 2.35      3.61 - 5.18
                                  2005  1,029,884 12.01 - 12.32  12,503,351            --      1.30 - 2.35      8.78 - 9.92
                                  2004  1,457,917 11.04 - 11.16  16,169,474            --      0.85 - 2.35    10.44 - 11.56
MIST Goldman Sachs Mid Cap Value  2008  1,594,709   9.29 - 9.76  15,272,285          0.79      1.30 - 2.35 (37.57) - (36.90)
  Sub-Account                     2007  2,167,077 14.88 - 15.47  33,020,433          0.50      1.30 - 2.35      0.69 - 1.76
  (Commenced 5/3/2004)            2006  2,536,265 14.78 - 15.38  38,139,523            --      0.85 - 2.35    13.01 - 14.71
                                  2005  2,181,767 13.08 - 13.41  28,841,121          0.72      1.30 - 2.35     9.93 - 11.09
                                  2004  1,750,355 11.90 - 12.02  20,909,564          1.57      0.85 - 2.35    18.96 - 20.16

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   UNIT VALUE(1)               INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO           NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($)    ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ----------- ------------- ------------- ------------- ---------------- -------------------
MIST MetLife Defensive Strategy   2008  19,008,531   8.77 - 9.37   171,855,820          1.38      0.75 - 2.35 (22.50) - (21.24)
  Sub-Account                     2007  12,464,828 11.31 - 11.90   144,052,470          1.78      0.75 - 2.35      3.45 - 5.12
                                  2006   8,262,424 10.93 - 11.32    91,508,405          0.01      0.75 - 2.35      6.11 - 7.82
                                  2005   6,322,085 10.30 - 10.43    65,586,282          1.03      1.30 - 2.35      2.06 - 3.13
                                  2004   1,937,189 10.10 - 10.11    19,576,879          8.88      1.30 - 2.35      0.96 - 1.13
MIST MetLife Moderate Strategy    2008  45,961,439   8.48 - 9.06   402,406,668          1.75      0.75 - 2.35 (28.14) - (26.97)
  Sub-Account                     2007  39,851,796 11.79 - 12.41   480,378,237          1.90      0.75 - 2.35      3.73 - 5.41
                                  2006  27,420,828 11.37 - 11.77   315,943,046          0.01      0.75 - 2.35      7.68 - 9.41
                                  2005  21,366,533 10.56 - 10.69   227,166,091          1.28      1.30 - 2.35      3.36 - 4.45
                                  2004  10,636,014 10.22 - 10.23   108,759,780          6.77      1.30 - 2.35      2.16 - 2.33
MIST MetLife Balanced Strategy    2008 138,816,995   7.24 - 8.65 1,162,917,869          4.76      0.75 - 2.35  (33.52) - (1.69)
  Sub-Account                     2007  99,569,767 12.17 - 12.80 1,240,119,183          1.62      0.75 - 2.35      2.43 - 4.09
                                  2006  74,894,089 11.88 - 12.30   902,216,343          0.01      0.75 - 2.35     9.38 - 11.14
                                  2005  59,266,853 10.86 - 10.99   648,361,282          1.20      1.30 - 2.35      4.64 - 5.74
                                  2004  31,037,036 10.38 - 10.40   322,474,174          5.05      1.30 - 2.35      3.80 - 3.97
MIST MetLfie Growth Strategy      2008 136,236,724   6.79 - 8.31 1,094,834,987          3.47      0.75 - 2.35  (39.32) - (2.40)
  Sub-Account                     2007 105,495,650 12.81 - 13.47 1,381,939,858          1.13      0.75 - 2.35      2.26 - 3.92
                                  2006  77,651,335 12.53 - 12.97   986,336,802          0.01      0.75 - 2.35    10.96 - 12.75
                                  2005  58,883,485 11.29 - 11.43   669,542,343          1.12      1.30 - 2.35      6.60 - 7.72
                                  2004  31,746,255 10.59 - 10.61   336,536,558          3.18      1.30 - 2.35      5.90 - 6.08
MIST MetLife Aggressive Strategy  2008  18,635,658   6.51 - 7.93   142,626,120          3.22      0.75 - 2.35  (42.19) - (2.98)
  Sub-Account                     2007   9,584,925 12.84 - 13.51   125,554,567          1.31      0.75 - 2.35      0.48 - 2.11
                                  2006  11,904,491 12.78 - 13.23   154,159,455          0.01      0.75 - 2.35    11.02 - 12.80
                                  2005  12,099,254 11.51 - 11.65   140,266,322          0.87      1.30 - 2.35      7.82 - 8.96
                                  2004   7,251,678 10.68 - 10.69    77,491,222          1.17      1.30 - 2.35      6.75 - 6.93
MIST Van Kampen Comstock          2008   7,288,573   7.03 - 7.46    53,619,737          1.74      0.75 - 2.35 (37.41) - (36.39)
  Sub-Account                     2007   7,096,082 11.24 - 11.73    82,325,135          1.33      0.75 - 2.35   (4.77) - (3.22)
  (Commenced 5/1/2005)            2006   6,796,669 11.80 - 12.12    81,752,237            --      0.75 - 2.35    13.36 - 15.19
                                  2005   3,599,394 10.41 - 10.52    37,740,754          2.41      0.75 - 2.20      4.22 - 5.22
MIST SSgA Growth ETF              2008   2,456,059   7.73 - 7.88    19,272,722          1.49      1.30 - 1.90   (34.23) - 0.02
  Sub-Account                     2007   2,966,761 11.76 - 11.92    35,243,332            --      1.30 - 1.90      3.62 - 4.25
  (Commenced 9/30/2005)           2006   2,443,105 11.34 - 11.43    27,884,955          1.53      1.30 - 1.90    11.71 - 12.38
                                  2005     820,546 10.16 - 10.17     8,343,251          3.11      1.30 - 1.65      1.62 - 1.71
MIST SSgA Growth and Income ETF   2008   5,604,435   8.39 - 8.60    48,007,795          1.81      1.30 - 2.05   (26.47) - 1.20
  Sub-Account                     2007   4,939,205 11.47 - 11.63    57,258,882            --      1.30 - 1.90      3.40 - 4.03
  (Commenced 9/30/2005)           2006   2,292,596 11.09 - 11.17    25,580,451          2.21      1.30 - 1.90     9.63 - 10.29
                                  2005     405,183 10.12 - 10.13     4,104,208          2.73      1.30 - 1.90      1.17 - 1.33
MIST Legg Mason Value Equity      2008   3,105,724   4.50 - 4.72    14,355,567          0.02      0.85 - 2.35 (55.68) - (55.00)
  Sub-Account                     2007   2,772,017 10.15 - 10.49    28,657,072            --      0.85 - 2.35   (8.10) - (6.71)
  (Commenced 11/7/2005)           2006   3,604,696 11.05 - 11.25    40,209,812            --      0.75 - 2.35      4.11 - 5.79
                                  2005      31,606 10.61 - 10.63       335,617            --      1.55 - 1.90   (1.35) - (1.34)
MIST Met/AIM Capital Appreciation 2008   5,002,904   0.92 - 9.92     7,732,317          2.00      0.85 - 1.80 (43.74) - (43.13)
  Sub-Account                     2007   6,414,526  1.63 - 17.43    17,443,288             -      1.30 - 1.80     9.91 - 55.14
                                  2006   1,713,687  6.90 - 23.85    20,579,265          0.05      1.30 - 1.90      4.07 - 5.51
                                  2005   2,204,039  6.54 - 22.78    25,322,763          0.06      0.85 - 1.80      6.90 - 7.92
                                  2004   2,771,084  6.06 - 21.25    29,706,684            --      0.85 - 1.90      4.33 - 5.72

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                  UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                      LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ---------- ------------- ---------- ------------- ---------------- -------------------
MIST Pioneer Fund                 2008     98,559 12.72 - 14.88  1,433,243          0.75      0.75 - 1.80 (34.04) - (33.34)
  Sub-Account                     2007     32,107 19.29 - 22.32    693,986          0.77      0.75 - 1.80      3.12 - 4.22
  (Commenced 5/1/2006)            2006     18,039 18.46 - 21.42    374,110            --      0.75 - 1.90    13.75 - 15.06
MIST Pioneer Strategic Income     2008    135,715 16.54 - 19.16  2,518,534          6.21      0.75 - 1.90 (12.43) - (11.41)
  Sub-Account                     2007     72,551 19.14 - 21.63  1,515,237          0.61      0.75 - 1.80      4.73 - 5.85
  (Commenced 5/1/2006)            2006     18,435 18.05 - 20.43    363,745         12.02      0.75 - 1.90      4.31 - 5.51
MIST MFS Emerging Markets         2008  3,671,360  6.03 - 10.96 23,849,274          0.70      0.75 - 2.35 (56.57) - (53.96)
  Equity Sub-Account              2007    482,984 13.89 - 14.14  6,784,979          0.08      1.30 - 2.35    33.43 - 34.85
  (Commenced 5/1/2006)            2006  1,163,479 10.41 - 10.49 12,147,300          2.49      1.30 - 2.35      4.12 - 4.86
MIST Loomis Sayles Global         2008    776,364   7.61 - 7.83  6,018,276          4.79      1.30 - 2.35 (40.68) - (40.05)
  Markets Sub-Account             2007  1,085,823 12.83 - 13.06 14,022,527            --      1.30 - 2.35    24.87 - 26.19
  (Commenced 5/1/2006)            2006     35,233 10.27 - 10.35    363,073          1.42      1.30 - 2.35      2.74 - 3.46
MIST Rainier Large Cap Equity     2008    775,474   5.67 - 5.74  4,429,314            --      1.30 - 2.35 (43.16) - (42.56)
  Sub-Account                     2007    115,191   9.97 - 9.98  1,149,630          0.07      1.40 - 2.05   (0.27) - (0.16)
  (Commenced 11/12/2007)
MIST American Funds Growth
  Sub-Account
  (Commenced 4/28/2008)           2008  1,456,008   5.73 - 5.76  8,375,656          6.93      1.30 - 2.15 (42.70) - (42.36)
MIST American Funds Balanced
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008 11,833,017   6.97 - 7.02 82,849,380          6.79      1.30 - 2.20 (30.26) - (29.83)
MIST American Funds Bond
  Sub-Account
  (Commenced 4/28/2008)           2008    569,876   8.91 - 8.96  5,095,172          9.62      1.30 - 2.05 (10.87) - (10.41)
MIST American Funds Growth
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008 14,248,484   6.32 - 6.36 90,489,940          7.03      1.30 - 2.20 (36.75) - (36.36)
MIST American Funds International
  Sub-Account
  (Commenced 4/28/2008)           2008    917,165   6.02 - 6.06  5,546,421         11.57      1.30 - 2.15 (39.76) - (39.41)
MIST American Funds Moderate
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008  6,568,083   7.64 - 7.69 50,406,735          7.56      1.30 - 2.20 (23.56) - (23.09)
MIST BlackRock High Yield
  Sub-Account
  (Commenced 4/28/2008)           2008     58,901 11.75 - 12.73    717,110            --      1.30 - 1.95 (25.29) - (24.95)
MIST Dreman Small Cap Value
  Sub-Account
  (Commenced 4/28/2008)           2008     79,596  9.75 - 10.08    798,756            --      0.75 - 1.65 (25.66) - (25.19)
MIST Met/Templeton Growth
  Sub-Account
  (Commenced 4/28/2008)           2008    355,286   6.56 - 6.60  2,341,967          1.00      0.75 - 1.65 (34.42) - (34.01)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     ---------- ------------- ----------- ------------- ---------------- -------------------
MIST Met/Franklin Mutual Shares
  Sub-Account
  (Commenced 4/28/2008)         2008  1,849,994   6.57 - 6.63  12,243,232          6.20      0.75 - 2.05 (34.29) - (33.70)
MIST Met/Franklin Templeton
  Founding Strategy
  Sub-Account
  (Commenced 4/28/2008)         2008  7,114,691   6.99 - 7.07  50,103,254          3.70      0.75 - 2.20 (30.05) - (29.35)
Russell Multi-Style Equity      2008  1,151,383          8.39   9,661,248          1.44             1.40           (41.40)
  Sub-Account                   2007  1,311,535         14.32  18,778,587          1.02             1.40             8.82
                                2006  1,829,723         13.16  24,075,386          0.98             1.40            11.18
                                2005  2,495,854         11.83  29,537,014          1.12             1.40             5.78
                                2004  3,502,648         11.19  39,185,661          0.76             1.40             8.28
Russell Aggressive Equity       2008    237,745          8.68   2,064,201          0.83             1.40           (43.72)
  Sub-Account                   2007    267,701         15.43   4,129,569          0.36             1.40             1.97
                                2006    349,188         15.13   5,282,370          0.17             1.40             13.2
                                2005    502,797         13.36   6,719,215          0.17             1.40             4.89
                                2004    691,249         12.74   8,807,286          3.49             1.40            13.13
Russell Non-U.S. Sub-Account    2008    443,091         10.70   4,740,821            --             1.40           (43.22)
                                2007    494,438         18.84   9,316,786          2.39             1.40             8.58
                                2006    656,427         17.35  11,391,245          2.18             1.40            21.93
                                2005    901,452         14.23  12,830,073          1.58             1.40            12.11
                                2004  1,261,708          12.7  16,017,662          1.87             1.40            16.65
Russell Core Bond Sub-Account   2008    806,556         14.30  11,537,759          3.94             1.40            (4.91)
                                2007    962,148         15.04  14,474,327          5.14             1.40             5.74
                                2006  1,079,274         14.23  15,354,316          4.38             1.40             2.28
                                2005  1,392,616         13.91  19,370,351          3.51             1.40            (0.06)
                                2004  1,719,866         13.83  23,779,833          4.13             1.40             3.21
Russell Real Estate Securities  2008     65,815         17.83   1,173,473          1.91             1.40           (37.57)
  Sub-Account                   2007     73,964         28.56   2,112,446          2.21             1.40           (17.03)
                                2006     93,434         34.42   3,216,373          1.87             1.40            33.96
                                2005    125,482          25.7   3,224,635          2.04             1.40            11.39
                                2004    167,353         23.07   3,860,845          8.13             1.40            33.01
AIM V.I. International Growth   2008    479,028  7.86 - 17.70   6,038,604          0.45      0.85 - 1.90 (41.65) - (40.87)
  Sub-Account                   2007    647,307 13.29 - 30.15  13,839,627          0.39      0.85 - 1.90    12.25 - 13.71
                                2006    855,393 11.69 - 26.70  16,393,934          1.06      0.85 - 1.90    25.48 - 27.15
                                2005    894,527  9.19 - 21.15  13,361,653          0.76      0.85 - 1.90    15.49 - 16.93
                                2004    511,893  7.86 - 18.21   6,219,932          0.63      0.85 - 1.90    21.37 - 22.95
DWS Government & Agency         2008     56,735 14.65 - 15.11     853,951          4.64      1.40 - 1.80      3.06 - 3.47
  Securities Sub-Account        2007     72,036 14.22 - 14.61   1,048,765          5.24      1.40 - 1.80      4.05 - 4.47
                                2006     94,778 13.67 - 13.98   1,321,448          4.15      1.40 - 1.80      2.31 - 2.72
                                2005    128,534 13.36 - 13.61   1,745,552          4.17      1.40 - 1.80      0.75 - 1.15
                                2004    166,555 13.26 - 13.46   2,237,156          3.82      1.40 - 1.80      1.90 - 2.31
MSF Davis Venture Value         2008 16,097,344  8.43 - 25.63 158,677,410          1.20      0.75 - 2.35 (40.87) - (39.91)
  Sub-Account                   2007 17,773,074 14.23 - 42.65 286,644,026          0.67      0.75 - 2.35      1.99 - 3.65
                                2006 21,712,702 13.94 - 41.15 334,265,042          0.71      0.75 - 2.35    11.76 - 13.55
                                2005 23,065,635 12.46 - 36.24 307,539,950          0.52      0.75 - 2.35      7.59 - 9.32
                                2004 22,830,671 11.57 - 33.15 274,155,409          0.46      0.75 - 2.35     9.53 - 11.30

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                    UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                        LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                              UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         ---------- ------------- ----------- ------------- ---------------- -------------------
MSF Harris Oakmark Focused Value    2008  3,549,570   8.27 - 8.85  30,546,045          0.04      1.30 - 2.35 (47.39) - (46.83)
  Sub-Account                       2007  4,151,214 15.69 - 16.65  67,473,501          0.34      1.30 - 2.35   (9.25) - (8.28)
                                    2006  4,979,605 17.28 - 18.16  88,607,294          0.09      1.30 - 2.35     9.58 - 10.73
                                    2005  5,521,791 15.75 - 16.40  89,084,192            --      1.30 - 2.35      7.17 - 8.29
                                    2004  6,638,629 14.68 - 15.14  99,304,225          1.21      1.30 - 2.35      7.10 - 8.23
MSF Jennison Growth                 2008  5,099,630   3.41 - 9.62  39,057,689          2.21      0.75 - 2.35 (38.03) - (37.02)
  Sub-Account                       2007  5,787,011  5.45 - 15.28  70,723,890          0.19      0.75 - 2.35     8.79 - 10.55
                                    2006  7,501,567  4.96 - 13.84  84,084,948            --      0.75 - 2.35      0.15 - 1.76
                                    2005  7,810,159  4.90 - 13.61  86,296,723            --      0.75 - 2.35    10.91 - 11.52
                                    2004  7,626,777 10.24 - 10.50  79,365,969          0.01      0.75 - 2.35      6.40 - 7.53
MSF MFS Total Return                2008  3,111,443  9.85 - 40.51  63,254,070          3.38      0.75 - 1.90 (23.81) - (22.93)
  Sub-Account                       2007  3,404,791 12.91 - 52.56  86,770,491          1.94      0.75 - 1.90      2.15 - 3.34
                                    2006  3,537,012 12.63 - 50.86  83,918,502          3.25      0.75 - 1.90     9.83 - 11.10
                                    2005  3,290,732 11.49 - 45.78  65,221,333          1.44      0.75 - 1.90      0.92 - 2.08
                                    2004  2,647,889 11.37 - 44.85  40,836,250          3.02      0.75 - 1.90     8.90 - 10.16
MSF Capital Guardian U.S. Equity    2008 10,282,302   7.17 - 7.82  77,348,501          1.03      0.75 - 1.90 (41.53) - (40.74)
  Sub-Account                       2007 12,051,365 12.26 - 13.19 153,904,080          0.37      0.75 - 1.90   (2.21) - (0.93)
                                    2006 13,997,926  9.67 - 13.31 181,068,259          2.36      0.75 - 1.90     3.39 - 11.13
                                    2005 21,252,919  8.69 - 12.19 219,601,065          0.09      0.75 - 1.90      3.52 - 5.59
                                    2004 14,805,068  8.29 - 11.62 242,802,695          0.21      0.75 - 1.90     6.95 - 10.34
MSF Julius Baer International Stock 2008    412,169  7.07 - 12.02   4,667,298          2.81      0.85 - 1.90 (45.29) - (44.71)
  Sub-Account                       2007    432,898 12.83 - 21.73   8,920,544          0.83      0.85 - 1.80      8.10 - 9.13
                                    2006    632,428 11.79 - 19.91  12,031,860          1.25      0.75 - 1.90    14.05 - 15.36
                                    2005    837,397 10.26 - 17.28  13,941,243          0.44      0.85 - 1.90    15.38 - 16.59
                                    2004    930,015  8.82 - 14.82  13,351,662          1.33      0.75 - 1.90    15.75 - 17.09
MSF BlackRock Money Market          2008 20,523,657 10.19 - 11.42 220,017,626          2.49      0.75 - 2.35      0.21 - 1.98
  Sub-Account                       2007 10,356,826 10.16 - 11.22 109,887,921          4.74      0.75 - 2.35      2.37 - 4.18
                                    2006  8,885,438  9.91 - 10.78  91,235,712          4.58      0.75 - 2.35      2.13 - 3.77
                                    2005  5,790,856  9.70 - 10.39  57,767,677          3.20      0.75 - 2.35      0.42 - 1.49
                                    2004  2,068,250  9.91 - 10.01  20,502,724          1.06      0.85 - 1.40    (0.42) - 0.13
MSF MetLife Stock Index             2008  2,680,318   6.40 - 8.56  22,342,634          1.68      1.30 - 2.25 (38.66) - (37.95)
  Sub-Account                       2007  2,846,982 10.31 - 13.82  38,415,249          0.87      1.30 - 2.25      2.63 - 3.80
                                    2006  3,050,585  9.93 - 13.34  39,811,549          1.74      1.30 - 2.35    12.52 - 13.70
                                    2005  3,159,767  8.72 - 11.73  36,333,127          1.33      1.30 - 2.25      2.06 - 3.03
                                    2004  3,058,217 11.06 - 11.39  34,452,591          0.77      1.30 - 2.25      7.71 - 8.85
MSF BlackRock Bond Income           2008    673,186 40.59 - 54.34  33,139,135          4.78      0.75 - 1.90   (5.48) - (4.39)
  Sub-Account                       2007    580,953 42.95 - 56.83  29,400,150          2.87      0.75 - 1.90      4.02 - 5.23
  (Commenced 5/3/2004)              2006    772,347 41.29 - 54.01  36,289,487          5.17      0.75 - 1.90      2.18 - 3.36
                                    2005    700,921 40.41 - 52.26  31,894,139          3.33      0.75 - 1.90      0.24 - 1.39
                                    2004    253,118 40.31 - 47.26  11,838,393            --      0.30 - 1.90      2.21 - 2.82
MSF BlackRock Strategic Value       2008    126,371 11.76 - 12.38   1,538,722          0.22      1.30 - 1.90 (39.72) - (39.35)
  Sub-Account                       2007    118,620 19.51 - 20.41   2,389,410          0.06      1.30 - 1.90   (5.51) - (4.94)
  (Commenced 5/3/2004)              2006    141,367 20.65 - 22.25   3,001,029          0.08      0.75 - 1.90    14.26 - 15.57
                                    2005    222,081 18.07 - 19.25   4,106,357            --      1.30 - 1.90      1.96 - 2.57
                                    2004    276,925 17.72 - 18.66   5,002,257            --      0.75 - 1.90    12.89 - 14.20

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                  UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                      LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                            UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                        --------- ------------- ----------- ------------- ---------------- -------------------
MSF Franklin Templeton             2008 1,386,206   6.22 - 6.80   9,057,920            --      0.75 - 1.90 (42.42) - (41.75)
  Small Cap Growth                 2007 1,193,998 10.81 - 11.67  13,363,331            --      0.75 - 1.90      2.34 - 3.53
  Sub-Account                      2006 1,914,092 10.56 - 11.01  20,720,142            --      1.30 - 1.90      7.66 - 8.31
  (Commenced 5/3/2004)             2005 1,835,415  9.81 - 10.15  18,385,352            --      1.30 - 1.90      2.43 - 3.05
                                   2004   173,767   9.58 - 9.83   1,692,231            --      1.30 - 1.90      9.05 - 9.71
MSF Western Asset Management       2008   240,103 16.47 - 18.27   4,232,913          4.13      1.30 - 1.90 (16.82) - (16.20)
  Strategic Bond Opportunities     2007   279,280 19.80 - 21.80   5,877,310          2.46      1.30 - 1.90      1.74 - 2.58
  Sub-Account                      2006   298,802 19.46 - 22.38   6,154,850          4.79      0.75 - 1.90      2.86 - 4.04
  (Commenced 5/3/2004)             2005   329,226 18.92 - 21.51   6,568,086          3.05      1.30 - 1.90      0.64 - 1.24
                                   2004   335,209 18.80 - 21.13   6,620,128            --      0.75 - 1.90      4.29 - 5.50
MSF Western Asset Management       2008   419,048 14.63 - 16.51   6,537,200          2.78      1.30 - 2.15   (2.65) - (1.82)
  U.S. Government                  2007   123,153 15.03 - 16.81   1,940,597          2.18      1.30 - 2.15      1.81 - 2.68
  Sub-Account                      2006    69,720 14.41 - 17.30   1,068,532          0.98      0.85 - 2.35      1.51 - 3.04
  (Commenced 5/3/2004)             2005     4,435 14.20 - 16.79      68,021            --      1.55 - 2.15   (0.60) - (0.20)
MSF T. Rowe Price Small Cap Growth 2008   647,701  9.41 - 10.91   6,522,937            --      0.85 - 1.90 (37.52) - (36.73)
  Sub-Account                      2007   724,186 15.07 - 17.25  11,605,383            --      0.85 - 1.90      7.46 - 8.93
  (Commenced 5/3/2004)             2006   887,179  9.67 - 15.83  12,441,182            --      0.75 - 1.90      1.68 - 2.86
                                   2005 1,020,337  9.35 - 15.37  13,929,124            --      0.85 - 1.90     8.64 - 10.07
                                   2004 1,124,853  8.89 - 13.96  27,932,877            --      0.75 - 1.90     8.89 - 10.15
MSF T. Rowe Price Large Cap Growth 2008 4,304,914   8.27 - 9.39  37,442,377          0.35      0.85 - 1.90 (43.10) - (42.38)
  Sub-Account                      2007 4,816,195 14.53 - 16.29  73,226,346          0.24      0.85 - 1.90      7.13 - 8.45
                                   2006 8,132,948 13.56 - 15.02 114,703,767          0.20      0.75 - 1.90    10.76 - 12.04
                                   2005 4,655,618 12.24 - 13.38  59,163,838          0.42      0.85 - 1.90      4.33 - 5.69
                                   2004 3,763,068 11.73 - 12.66  45,683,381            --      0.75 - 1.90      7.64 - 8.89
MSF Oppenheimer Global Equity      2008   898,364 11.17 - 12.80  11,109,677          1.87      0.75 - 1.90 (41.68) - (41.00)
  Sub-Account                      2007   928,692 19.16 - 21.70  19,496,970          0.87      0.75 - 1.90      4.25 - 5.46
  (Commenced 5/3/2004)             2006   857,647 18.38 - 20.58  17,132,657          2.02      0.75 - 1.90    14.17 - 15.48
                                   2005   305,962 16.10 - 17.82   5,298,650            --      0.75 - 1.90    16.73 - 17.62
MSF MFS Value
  Sub-Account
  (Commenced 4/28/2008)            2008   178,201 10.69 - 11.93   2,098,323            --      0.75 - 1.80 (30.51) - (30.01)
MSF - Met/Dimensional
  International Small Company
  Sub-Account
  (Commenced 11/10/2008)           2008     3,592 10.13 - 10.14      36,397            --      1.30 - 1.80      0.43 - 0.50
Putnam VT Growth and Income        2008   849,462  7.95 - 36.89   7,864,017          2.47      0.75 - 1.90 (39.86) - (39.16)
  Sub-Account                      2007 1,019,458 13.20 - 60.63  15,743,571          1.55      0.75 - 1.90   (7.82) - (6.74)
                                   2006 1,289,872 14.30 - 65.01  20,878,412          1.78      0.75 - 1.90    13.74 - 15.05
                                   2005 1,598,305 12.56 - 56.51  22,007,752          1.76      0.75 - 1.90      3.25 - 4.44
                                   2004 1,842,883 12.16 - 54.11  23,304,488          1.82      0.75 - 1.90     9.02 - 10.28
Putnam VT Vista                    2008   229,563   7.11 - 8.97   1,714,427            --      1.30 - 1.90 (46.57) - (46.17)
  Sub-Account                      2007   264,111 13.29 - 16.69   3,664,269            --      1.30 - 1.90      1.84 - 2.62
                                   2006   374,568 13.04 - 16.29   5,064,251            --      1.30 - 1.90      3.47 - 4.09
                                   2005   475,451 12.59 - 15.65   6,165,382            --      1.30 - 1.90    10.04 - 10.70
                                   2004   566,204 11.43 - 14.13   6,616,254            --      1.30 - 1.90    16.37 - 17.07

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                   UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         --------- ------------- ---------- ------------- ---------------- -------------------
Putnam VT Equity Income             2008 2,278,609 10.86 - 11.59 26,038,979          1.97      0.75 - 1.90 (32.44) - (31.66)
  Sub-Account                       2007 2,648,811 16.07 - 16.96 44,391,661          1.30      0.75 - 1.90      1.24 - 2.41
                                    2006 2,427,699 15.87 - 16.56 39,810,732          1.07      0.75 - 1.90    16.61 - 17.96
                                    2005 1,760,798 13.61 - 14.04 24,525,877          0.80      0.75 - 1.90      3.53 - 4.72
                                    2004   869,958 13.15 - 13.40 11,601,025          0.08      0.75 - 1.90     9.71 - 10.98
FTVIPT Templeton Growth Securities  2008   959,219  9.57 - 11.97 10,773,542          1.84      0.75 - 1.90 (43.41) - (42.63)
  Sub-Account                       2007   963,068 16.68 - 20.94 18,987,897          1.32      0.75 - 1.90      0.41 - 1.68
                                    2006   560,530 16.40 - 20.46 10,958,015          1.12      0.75 - 1.90    19.52 - 20.90
                                    2005   263,350 13.54 - 17.08  4,406,685          1.18      0.85 - 1.80      6.93 - 8.14
                                    2004   326,660 12.52 - 15.83  5,089,682          1.24      0.85 - 1.80    13.95 - 15.26
FTVIPT Templeton Foreign Securities 2008 2,425,108  9.21 - 23.04 25,904,560          2.43      0.85 - 1.90 (41.51) - (40.74)
  Sub-Account                       2007 2,895,980 15.73 - 39.15 52,175,234          1.92      0.85 - 1.90    13.27 - 14.80
                                    2006 4,229,198 13.80 - 37.24 67,803,255          1.29      0.75 - 1.90    19.17 - 20.54
                                    2005 5,193,955 11.44 - 30.90 67,994,861          1.17      0.85 - 1.90      8.10 - 9.54
                                    2004 4,880,998 10.44 - 28.26 55,594,415          1.06      0.75 - 1.90    16.29 - 17.64
Fidelity VIP Growth Opportunties    2008    20,661          5.23    108,037          0.47             1.40           (55.65)
  Sub-Account                       2007    16,783         11.79    197,857            --             1.40            21.46
                                    2006    23,148          9.71    224,683          0.91             1.40             3.99
                                    2005    37,228          9.33    347,477          0.99             1.40             7.38
                                    2004    52,541          8.69    456,684          0.58             1.40            (5.70)
Fidelity VIP Equity-Income          2008   386,695  8.61 - 37.13  3,778,216          2.08      1.30 - 1.90 (43.89) - (43.46)
  Sub-Account                       2007   506,284 15.32 - 65.79  8,847,588          1.62      1.30 - 1.90    (0.64) - 0.11
                                    2006   549,152 15.41 - 65.81  9,156,792          3.01      1.30 - 1.90    17.68 - 18.38
                                    2005   639,119 13.08 - 55.59  8,889,375          1.50      1.30 - 1.90      3.59 - 4.21
                                    2004   703,824 12.61 - 53.35  9,118,491          1.71      1.30 - 1.90      9.13 - 9.79
PIMCO VIT High Yield                2008   497,639 10.37 - 11.06  5,373,192          7.80      1.30 - 1.90 (24.95) - (24.50)
  Sub-Account                       2007   589,348 13.82 - 14.64  8,446,130          6.83      1.30 - 1.90      1.55 - 2.16
                                    2006 1,027,968 13.61 - 14.33 14,434,061          6.97      1.30 - 1.90      7.06 - 7.70
                                    2005   910,444 12.71 - 13.31 11,879,844          6.41      1.30 - 1.90      2.17 - 2.78
                                    2004   332,838 12.44 - 12.95  4,215,670          7.15      1.30 - 1.90      7.50 - 8.14
PIMCO VIT Low Duration              2008   735,311 12.30 - 13.05  9,399,511          4.09      1.30 - 1.90   (2.30) - (1.71)
  Sub-Account                       2007   689,390 12.59 - 13.28  8,992,891          4.73      1.30 - 1.90      5.34 - 5.98
                                    2006   786,353 11.95 - 12.53  9,702,832          4.18      1.30 - 1.90      2.03 - 2.64
                                    2005   863,341 11.71 - 12.21 10,399,997          2.75      1.30 - 1.90   (0.88) - (0.29)
                                    2004   966,209 11.82 - 12.24 11,692,980          1.58      1.30 - 1.90   (0.09) - (0.52)
PIMCO VIT StocksPLUS Growth         2008   149,547   5.99 - 9.10    938,582          6.88      1.30 - 1.90 (43.71) - (43.37)
  and Income Sub-Account            2007   135,574 10.63 - 16.07  1,512,979          7.64      1.30 - 1.90      4.84 - 5.47
                                    2006   138,195 10.13 - 15.24  1,454,878          4.90      1.30 - 1.90    12.74 - 13.42
                                    2005   154,607  8.97 - 13.44  1,430,485          2.26      1.30 - 1.90      1.55 - 2.16
                                    2004   176,526  8.83 - 13.15  1,585,771          1.76      1.30 - 1.90      8.72 - 9.38
PIMCO VIT Total Return              2008   935,102 14.72 - 15.18 14,101,656          4.48      1.40 - 1.80      2.92 - 3.33
  Sub-Account                       2007 1,271,571 14.30 - 14.69 18,565,738          4.74      1.40 - 1.80      6.81 - 7.24
                                    2006 1,708,329 13.39 - 13.70 23,287,170          4.40      1.40 - 1.80      2.00 - 2.41
                                    2005 2,134,374 13.13 - 13.38 28,433,489          3.37      1.40 - 1.80      0.63 - 1.03
                                    2004 2,624,882 13.04 - 13.24 34,640,594          3.44      1.40 - 1.80      2.97 - 3.39

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                             UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                 LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                      UNITS    HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                  --------- -------------- ---------- ------------- ---------------- -------------------
American Funds Global Growth 2008 1,188,717  16.81 - 19.22 22,461,352          3.08      0.75 - 1.90 (39.55) - (38.85)
  Sub-Account                2007   344,425  27.80 - 31.43 10,517,598          3.93      0.75 - 1.90    12.68 - 13.99
  (Commenced 5/1/2006)       2006    12,186  24.68 - 27.58    325,343            --      0.75 - 1.90    18.17 - 19.53
American Funds Global Small
  Capitalization Sub-Account
  (Commenced 4/28/2008)      2008   183,249  15.77 - 17.36  3,144,085            --      0.75 - 1.65 (49.16) - (48.84)
American Funds Growth
  Sub-Account
  (Commenced 4/28/2008)      2008   126,866 89.43 - 114.72 14,183,764          2.31      0.75 - 1.75 (42.37) - (41.97)

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests.

(3) These amounts represent the annualized contract expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

7. SUBSEQUENT EVENT


The Company anticipates merging Metlife Investors Variable Annuity Account Five, which is another separate account of the Company, with and into the Separate Account on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

ANNUAL REPORT

DECEMBER 31, 2008

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE OF METLIFE INVESTORS INSURANCE COMPANY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Contract Owners of
MetLife Investors Variable Annuity Account Five and the Board of Directors of MetLife Investors Insurance Company:

We have audited the accompanying statements of assets and liabilities of MetLife Investors Variable Annuity Account Five (the "Separate Account") of MetLife Investors Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Appendix A as of December 31, 2008, the related statements of operations for each of the periods presented in the year then ended, and the statements of changes in net assets for each of the periods presented in the two years then ended. These financial statements are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2008, the results of their operations for each of the periods presented in the year then ended, and the changes in their net assets for each of the periods presented in the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, FL
March 31, 2009
(November 2, 2009 as to Note 7)

APPENDIX A

MIST Lord Abbett Growth and Income Sub-Account
MIST Lord Abbett Bond Debenture Sub-Account
MIST Van Kampen Mid Cap Growth Sub-Account
MIST Lord Abbett Mid Cap Value Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account
MIST PIMCO Total Return Sub-Account
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account
MIST MFS Research International Sub-Account
MIST Met/AIM Small Cap Growth Sub-Account
MIST Lazard Mid Cap Sub-Account
MIST Harris Oakmark International Sub-Account
MIST Third Avenue Small Cap Value Sub-Account
MIST Clarion Global Real Estate Sub-Account
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgAGrowth and Income ETF Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account
MIST MFS Emerging Markets Equity Sub-Account
MIST Loomis Sayles Global Markets Sub-Account
MIST Met/AIM Capital Appreciation Sub-Account
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Growth Sub-Account
MIST American Funds Balanced Allocation
Sub-Account
MIST American Funds Bond Sub-Account
MIST American Funds Growth Allocation
Sub-Account
MIST American Funds International Sub-Account
MIST American Funds Moderate Allocation
Sub-Account
MIST Met/Franklin Mutual Shares Sub-Account
MIST Met/Franklin Templeton Founding Strategy
Sub-Account

Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
MSF Davis Venture Value Sub-Account
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF Julius Baer International Stock Sub-Account
MSF MetLife Stock Index Sub-Account
MSF BlackRock Money Market Sub-Account
MSF BlackRock Bond Income Sub-Account
MSF BlackRock Strategic Value Sub-Account
MSF Franklin Templeton Small Cap Growth
Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account
MSF Western Asset Management U.S. Government
Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account
MSF T. Rowe Price Large Cap Growth Sub-Account
MSF Oppenheimer Global Equity Sub-Account
MSF MFS Value Sub-Account
Putnam VT Growth and Income Sub-Account
Putnam VT Vista Sub-Account
Putnam VT Equity Income Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account
Fidelity VIP Growth Opportunties Sub-Account
Fidelity VIP Equity-Income Sub-Account
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
PIMCO VIT StocksPLUS Growth and Income
Sub-Account
PIMCO VIT Total Return Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization
Sub-Account
American Funds Growth Sub-Account

This page is intentionally left blank.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES
DECEMBER 31, 2008

                                                MIST LORD ABBETT
                                               GROWTH AND INCOME
                                                     SUB-ACCOUNT
                                               -----------------
ASSETS:
  Investments at fair value                         $ 45,908,055
  Due from MetLife Investors Insurance Company                --
                                               -----------------
       Total Assets                                   45,908,055
                                               -----------------
LIABILITIES:
  Due to MetLife Investors Insurance Company               1,585
                                               -----------------
       Total Liabilities                                   1,585
                                               -----------------
NET ASSETS                                          $ 45,906,470
                                               =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units                $ 45,475,176
  Net assets from contracts in payout                    431,294
                                               -----------------
       Total Net Assets                             $ 45,906,470
                                               =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                      MIST LORD ABBETT MIST VAN KAMPEN MIST LORD ABBETT     MIST OPPENHEIMER
                                        BOND DEBENTURE  MID CAP GROWTH    MID CAP VALUE CAPITAL APPRECIATION
                                           SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT
                                      ---------------- --------------- ---------------- --------------------
ASSETS:
  Investments at fair value               $ 17,861,109     $ 2,259,861     $ 11,540,129          $ 6,035,490
  Due from MetLife Investors
     Insurance Company                              --              --               --                   --
                                      ---------------- --------------- ---------------- --------------------
       Total Assets                         17,861,109       2,259,861       11,540,129            6,035,490
                                      ---------------- --------------- ---------------- --------------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                           1,957           1,281            1,586                1,630
                                      ---------------- --------------- ---------------- --------------------
       Total Liabilities                         1,957           1,281            1,586                1,630
                                      ---------------- --------------- ---------------- --------------------
NET ASSETS                                $ 17,859,152     $ 2,258,580     $ 11,538,543          $ 6,033,860
                                      ================ =============== ================ ====================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 17,815,848     $ 2,213,766     $ 11,484,374          $ 6,027,666
  Net assets from contracts in payout           43,304          44,814           54,169                6,194
                                      ---------------- --------------- ---------------- --------------------
       Total Net Assets                   $ 17,859,152     $ 2,258,580     $ 11,538,543          $ 6,033,860
                                      ================ =============== ================ ====================


The accompanying notes are an integral part of these financial statements.

           MIST                MIST
PIMCO INFLATION LEGG MASON PARTNERS   MIST PIMCO           MIST MIST T. ROWE PRICE MIST MFS RESEARCH
 PROTECTED BOND   AGGRESSIVE GROWTH TOTAL RETURN RCM TECHNOLOGY     MID CAP GROWTH     INTERNATIONAL
    SUB-ACCOUNT         SUB-ACCOUNT  SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT
--------------- ------------------- ------------ -------------- ------------------ -----------------
    $ 4,932,464         $ 4,581,004 $ 23,904,473      $ 479,269        $ 5,619,396       $ 9,627,282
              5                  --           --             --                 --                --
--------------- ------------------- ------------ -------------- ------------------ -----------------
      4,932,469           4,581,004   23,904,473        479,269          5,619,396         9,627,282
--------------- ------------------- ------------ -------------- ------------------ -----------------
          1,113                 984        1,398          1,093              1,430             1,849
--------------- ------------------- ------------ -------------- ------------------ -----------------
          1,113                 984        1,398          1,093              1,430             1,849
--------------- ------------------- ------------ -------------- ------------------ -----------------
    $ 4,931,356         $ 4,580,020 $ 23,903,075      $ 478,176        $ 5,617,966       $ 9,625,433
=============== =================== ============ ============== ================== =================
    $ 4,931,356         $ 4,578,308 $ 23,807,652      $ 478,176        $ 5,612,181       $ 9,497,546
             --               1,712       95,423             --              5,785           127,887
--------------- ------------------- ------------ -------------- ------------------ -----------------
    $ 4,931,356         $ 4,580,020 $ 23,903,075      $ 478,176        $ 5,617,966       $ 9,625,433
=============== =================== ============ ============== ================== =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                MIST
                                          MIST MET/AIM           MIST HARRIS OAKMARK MIST THIRD AVENUE
                                      SMALL CAP GROWTH LAZARD MID CAP  INTERNATIONAL   SMALL CAP VALUE
                                           SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT       SUB-ACCOUNT
                                      ---------------- -------------- -------------- -----------------
ASSETS:
  Investments at fair value                $ 3,456,709    $ 3,163,346    $ 5,445,332       $ 4,326,551
  Due from MetLife Investors
     Insurance Company                              --             --             --                --
                                      ---------------- -------------- -------------- -----------------
       Total Assets                          3,456,709      3,163,346      5,445,332         4,326,551
                                      ---------------- -------------- -------------- -----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                           1,116          1,733            916             1,460
                                      ---------------- -------------- -------------- -----------------
       Total Liabilities                         1,116          1,733            916             1,460
                                      ---------------- -------------- -------------- -----------------
NET ASSETS                                 $ 3,455,593    $ 3,161,613    $ 5,444,416       $ 4,325,091
                                      ================ ============== ============== =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units       $ 3,450,448    $ 3,092,467    $ 5,444,416       $ 4,320,328
  Net assets from contracts in payout            5,145         69,146             --             4,763
                                      ---------------- -------------- -------------- -----------------
       Total Net Assets                    $ 3,455,593    $ 3,161,613    $ 5,444,416       $ 4,325,091
                                      ================ ============== ============== =================

The accompanying notes are an integral part of these financial statements.

      MIST CLARION    MIST TURNER MIST GOLDMAN SACHS       MIST METLIFE      MIST METLIFE      MIST METLIFE
GLOBAL REAL ESTATE MID CAP GROWTH      MID CAP VALUE DEFENSIVE STRATEGY MODERATE STRATEGY BALANCED STRATEGY
       SUB-ACCOUNT    SUB-ACCOUNT        SUB-ACCOUNT        SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
------------------ -------------- ------------------ ------------------ ----------------- -----------------
       $ 2,709,649      $ 512,860        $ 1,396,717       $ 13,646,330      $ 25,056,694      $ 72,846,886
                --             --                 --                 --                --                --
------------------ -------------- ------------------ ------------------ ----------------- -----------------
         2,709,649        512,860          1,396,717         13,646,330        25,056,694        72,846,886
------------------ -------------- ------------------ ------------------ ----------------- -----------------
               923            947              1,152                844               832               676
------------------ -------------- ------------------ ------------------ ----------------- -----------------
               923            947              1,152                844               832               676
------------------ -------------- ------------------ ------------------ ----------------- -----------------
       $ 2,708,726      $ 511,913        $ 1,395,565       $ 13,645,486      $ 25,055,862      $ 72,846,210
================== ============== ================== ================== ================= =================
       $ 2,707,262      $ 511,913        $ 1,395,565       $ 13,645,486      $ 25,055,862      $ 72,818,716
             1,464             --                 --                 --                --            27,494
------------------ -------------- ------------------ ------------------ ----------------- -----------------
       $ 2,708,726      $ 511,913        $ 1,395,565       $ 13,645,486      $ 25,055,862      $ 72,846,210
================== ============== ================== ================== ================= =================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                         MIST METLIFE        MIST METLIFE MIST VAN KAMPEN   MIST SSGA
                                      GROWTH STRATEGY AGGRESSIVE STRATEGY        COMSTOCK  GROWTH ETF
                                          SUB-ACCOUNT         SUB-ACCOUNT     SUB-ACCOUNT SUB-ACCOUNT
                                      --------------- ------------------- --------------- -----------
ASSETS:
  Investments at fair value              $ 67,632,544        $ 11,661,075     $ 3,092,050 $ 1,378,156
  Due from MetLife Investors
     Insurance Company                             --                  --              --          --
                                      --------------- ------------------- --------------- -----------
       Total Assets                        67,632,544          11,661,075       3,092,050   1,378,156
                                      --------------- ------------------- --------------- -----------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                            530               1,020           1,163         331
                                      --------------- ------------------- --------------- -----------
       Total Liabilities                          530               1,020           1,163         331
                                      --------------- ------------------- --------------- -----------
NET ASSETS                               $ 67,632,014        $ 11,660,055     $ 3,090,887 $ 1,377,825
                                      =============== =================== =============== ===========
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units     $ 67,632,014        $ 11,660,055     $ 3,090,887 $ 1,377,825
  Net assets from contracts in payout              --                  --              --          --
                                      --------------- ------------------- --------------- -----------
       Total Net Assets                  $ 67,632,014        $ 11,660,055     $ 3,090,887 $ 1,377,825
                                      =============== =================== =============== ===========

The accompanying notes are an integral part of these financial statements.

                                                                            MIST MFS
MIST SSGA GROWTH MIST LEGG MASON                       MIST PIONEER EMERGING MARKETS MIST LOOMIS SAYLES
  AND INCOME ETF    VALUE EQUITY MIST PIONEER FUND STRATEGIC INCOME           EQUITY     GLOBAL MARKETS
     SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT        SUB-ACCOUNT
---------------- --------------- ----------------- ---------------- ---------------- ------------------
       $ 872,881     $ 1,590,630          $ 64,784        $ 590,928      $ 1,584,808          $ 381,148
              --              --                --               --               --                 --
---------------- --------------- ----------------- ---------------- ---------------- ------------------
         872,881       1,590,630            64,784          590,928        1,584,808            381,148
---------------- --------------- ----------------- ---------------- ---------------- ------------------
             367             693                49              483              832                666
---------------- --------------- ----------------- ---------------- ---------------- ------------------
             367             693                49              483              832                666
---------------- --------------- ----------------- ---------------- ---------------- ------------------
       $ 872,514     $ 1,589,937          $ 64,735        $ 590,445      $ 1,583,976          $ 380,482
================ =============== ================= ================ ================ ==================
       $ 872,514     $ 1,589,937          $ 64,735        $ 590,445      $ 1,582,203          $ 380,482
              --              --                --               --            1,773                 --
---------------- --------------- ----------------- ---------------- ---------------- ------------------
       $ 872,514     $ 1,589,937          $ 64,735        $ 590,445      $ 1,583,976          $ 380,482
================ =============== ================= ================ ================ ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                                                                         MIST
                                              MIST MET/AIM     MIST RAINIER MIST AMERICAN      AMERICAN FUNDS
                                      CAPITAL APPRECIATION LARGE CAP EQUITY  FUNDS GROWTH BALANCED ALLOCATION
                                               SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT         SUB-ACCOUNT
                                      -------------------- ---------------- ------------- -------------------
ASSETS:
  Investments at fair value                      $ 910,115         $ 65,110     $ 240,610         $ 1,053,125
  Due from MetLife Investors
     Insurance Company                                  --               --            --                  --
                                      -------------------- ---------------- ------------- -------------------
       Total Assets                                910,115           65,110       240,610           1,053,125
                                      -------------------- ---------------- ------------- -------------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                                 745               83           167                 321
                                      -------------------- ---------------- ------------- -------------------
       Total Liabilities                               745               83           167                 321
                                      -------------------- ---------------- ------------- -------------------
NET ASSETS                                       $ 909,370         $ 65,027     $ 240,443         $ 1,052,804
                                      ==================== ================ ============= ===================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units             $ 887,157         $ 65,027     $ 240,443         $ 1,052,804
  Net assets from contracts in payout               22,213               --            --                  --
                                      -------------------- ---------------- ------------- -------------------
       Total Net Assets                          $ 909,370         $ 65,027     $ 240,443         $ 1,052,804
                                      ==================== ================ ============= ===================

The accompanying notes are an integral part of these financial statements.

                           MIST                                    MIST                    MIST MET/FRANKLIN
MIST AMERICAN    AMERICAN FUNDS       MIST AMERICAN      AMERICAN FUNDS MIST MET/FRANKLIN TEMPLETON FOUNDING
   FUNDS BOND GROWTH ALLOCATION FUNDS INTERNATIONAL MODERATE ALLOCATION     MUTUAL SHARES           STRATEGY
  SUB-ACCOUNT       SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT
------------- ----------------- ------------------- ------------------- ----------------- ------------------
    $ 204,013       $ 1,221,116           $ 111,753           $ 131,437         $ 274,196          $ 133,105
           --                --                  --                  --                --                 --
------------- ----------------- ------------------- ------------------- ----------------- ------------------
      204,013         1,221,116             111,753             131,437           274,196            133,105
------------- ----------------- ------------------- ------------------- ----------------- ------------------
          185               468                  92                 188               248                110
------------- ----------------- ------------------- ------------------- ----------------- ------------------
          185               468                  92                 188               248                110
------------- ----------------- ------------------- ------------------- ----------------- ------------------
    $ 203,828       $ 1,220,648           $ 111,661           $ 131,249         $ 273,948          $ 132,995
============= ================= =================== =================== ================= ==================
    $ 203,828       $ 1,220,648           $ 111,661           $ 131,249         $ 273,948          $ 132,995
           --                --                  --                  --                --                 --
------------- ----------------- ------------------- ------------------- ----------------- ------------------
    $ 203,828       $ 1,220,648           $ 111,661           $ 131,249         $ 273,948          $ 132,995
============= ================= =================== =================== ================= ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                                 RUSSELL           RUSSELL
                                      MULTI-STYLE EQUITY AGGRESSIVE EQUITY RUSSELL NON-U.S. RUSSELL CORE BOND
                                             SUB-ACCOUNT       SUB-ACCOUNT      SUB-ACCOUNT       SUB-ACCOUNT
                                      ------------------ ----------------- ---------------- -----------------
ASSETS:
  Investments at fair value                    $ 724,068         $ 125,528        $ 354,656         $ 738,391
  Due from MetLife Investors
     Insurance Company                                --                --                2                --
                                      ------------------ ----------------- ---------------- -----------------
       Total Assets                              724,068           125,528          354,658           738,391
                                      ------------------ ----------------- ---------------- -----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                               130               121               79                96
                                      ------------------ ----------------- ---------------- -----------------
       Total Liabilities                             130               121               79                96
                                      ------------------ ----------------- ---------------- -----------------
NET ASSETS                                     $ 723,938         $ 125,407        $ 354,579         $ 738,295
                                      ================== ================= ================ =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units           $ 721,561         $ 125,031        $ 353,060         $ 732,011
  Net assets from contracts in payout              2,377               376            1,519             6,284
                                      ------------------ ----------------- ---------------- -----------------
       Total Net Assets                        $ 723,938         $ 125,407        $ 354,579         $ 738,295
                                      ================== ================= ================ =================

The accompanying notes are an integral part of these financial statements.

                                                                            MSF HARRIS
RUSSELL REAL ESTATE             AIM V.I.  DWS GOVERNMENT &     MSF DAVIS       OAKMARK             MSF
         SECURITIES INTERNATIONAL GROWTH AGENCY SECURITIES VENTURE VALUE FOCUSED VALUE JENNISON GROWTH
        SUB-ACCOUNT          SUB-ACCOUNT       SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT
------------------- -------------------- ----------------- ------------- ------------- ---------------
           $ 95,420            $ 574,126         $ 133,213  $ 13,955,972   $ 3,408,663     $ 3,845,431
                 --                   --                --            --            --              --
------------------- -------------------- ----------------- ------------- ------------- ---------------
             95,420              574,126           133,213    13,955,972     3,408,663       3,845,431
------------------- -------------------- ----------------- ------------- ------------- ---------------
                158                  821               171         1,263           987           1,744
------------------- -------------------- ----------------- ------------- ------------- ---------------
                158                  821               171         1,263           987           1,744
------------------- -------------------- ----------------- ------------- ------------- ---------------
           $ 95,262            $ 573,305         $ 133,042  $ 13,954,709   $ 3,407,676     $ 3,843,687
=================== ==================== ================= ============= ============= ===============
           $ 94,303            $ 573,305         $ 133,042  $ 13,954,709   $ 3,407,676     $ 3,842,313
                959                   --                --            --            --           1,374
------------------- -------------------- ----------------- ------------- ------------- ---------------
           $ 95,262            $ 573,305         $ 133,042  $ 13,954,709   $ 3,407,676     $ 3,843,687
=================== ==================== ================= ============= ============= ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                           MSF MFS          MSF CAPITAL     MSF JULIUS BAER MSF METLIFE
                                      TOTAL RETURN GUARDIAN U.S. EQUITY INTERNATIONAL STOCK STOCK INDEX
                                       SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT SUB-ACCOUNT
                                      ------------ -------------------- ------------------- -----------
ASSETS:
  Investments at fair value            $ 4,204,551          $ 5,851,469           $ 537,027 $ 4,019,298
  Due from MetLife Investors
     Insurance Company                          --                   --                  --          --
                                      ------------ -------------------- ------------------- -----------
       Total Assets                      4,204,551            5,851,469             537,027   4,019,298
                                      ------------ -------------------- ------------------- -----------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                       1,113                1,141                 382         865
                                      ------------ -------------------- ------------------- -----------
       Total Liabilities                     1,113                1,141                 382         865
                                      ------------ -------------------- ------------------- -----------
NET ASSETS                             $ 4,203,438          $ 5,850,328           $ 536,645 $ 4,018,433
                                      ============ ==================== =================== ===========
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units   $ 4,157,596          $ 5,819,644           $ 536,645 $ 4,018,433
  Net assets from contracts in payout       45,842               30,684                  --          --
                                      ------------ -------------------- ------------------- -----------
       Total Net Assets                $ 4,203,438          $ 5,850,328           $ 536,645 $ 4,018,433
                                      ============ ==================== =================== ===========

The accompanying notes are an integral part of these financial statements.

                                                                    MSF WESTERN
                                                           MSF ASSET MANAGEMENT      MSF WESTERN
MSF BLACKROCK MSF BLACKROCK   MSF BLACKROCK FRANKLIN TEMPLETON   STRATEGIC BOND ASSET MANAGEMENT
 MONEY MARKET   BOND INCOME STRATEGIC VALUE   SMALL CAP GROWTH    OPPORTUNITIES  U.S. GOVERNMENT
  SUB-ACCOUNT   SUB-ACCOUNT     SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
------------- ------------- --------------- ------------------ ---------------- ----------------
 $ 22,278,144   $ 1,888,748       $ 206,331          $ 605,370        $ 423,511      $ 1,886,892
           --            --              --                 --               --               --
------------- ------------- --------------- ------------------ ---------------- ----------------
   22,278,144     1,888,748         206,331            605,370          423,511        1,886,892
------------- ------------- --------------- ------------------ ---------------- ----------------
        1,008           996             434                474              312              465
------------- ------------- --------------- ------------------ ---------------- ----------------
        1,008           996             434                474              312              465
------------- ------------- --------------- ------------------ ---------------- ----------------
 $ 22,277,136   $ 1,887,752       $ 205,897          $ 604,896        $ 423,199      $ 1,886,427
============= ============= =============== ================== ================ ================
 $ 22,247,099   $ 1,887,752       $ 205,897          $ 604,896        $ 423,199      $ 1,886,427
       30,037            --              --                 --               --               --
------------- ------------- --------------- ------------------ ---------------- ----------------
 $ 22,277,136   $ 1,887,752       $ 205,897          $ 604,896        $ 423,199      $ 1,886,427
============= ============= =============== ================== ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
DECEMBER 31, 2008

                                      MSF T. ROWE PRICE MSF T. ROWE PRICE MSF OPPENHEIMER
                                       SMALL CAP GROWTH  LARGE CAP GROWTH   GLOBAL EQUITY MSF MFS VALUE
                                            SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT
                                      ----------------- ----------------- --------------- -------------
ASSETS:
  Investments at fair value                   $ 552,806       $ 2,688,993       $ 712,907     $ 186,588
  Due from MetLife Investors
     Insurance Company                               --                --              --            --
                                      ----------------- ----------------- --------------- -------------
       Total Assets                             552,806         2,688,993         712,907       186,588
                                      ----------------- ----------------- --------------- -------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                              541               888             562            19
                                      ----------------- ----------------- --------------- -------------
       Total Liabilities                            541               888             562            19
                                      ----------------- ----------------- --------------- -------------
NET ASSETS                                    $ 552,265       $ 2,688,105       $ 712,345     $ 186,569
                                      ================= ================= =============== =============
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units          $ 552,265       $ 2,680,222       $ 712,345     $ 186,569
  Net assets from contracts in payout                --             7,883              --            --
                                      ----------------- ----------------- --------------- -------------
       Total Net Assets                       $ 552,265       $ 2,688,105       $ 712,345     $ 186,569
                                      ================= ================= =============== =============

The accompanying notes are an integral part of these financial statements.

        PUTNAM VT                     PUTNAM VT  FTVIPT TEMPLETON   FTVIPT TEMPLETON        FIDELITY VIP
GROWTH AND INCOME PUTNAM VT VISTA EQUITY INCOME GROWTH SECURITIES FOREIGN SECURITIES GROWTH OPPORTUNTIES
      SUB-ACCOUNT     SUB-ACCOUNT   SUB-ACCOUNT       SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
----------------- --------------- ------------- ----------------- ------------------ -------------------
        $ 586,960        $ 75,307   $ 2,093,511         $ 329,320        $ 1,538,889             $ 6,419
               --              --            --                --                 --                  --
----------------- --------------- ------------- ----------------- ------------------ -------------------
          586,960          75,307     2,093,511           329,320          1,538,889               6,419
----------------- --------------- ------------- ----------------- ------------------ -------------------
              582             271         1,274               874                656                  49
----------------- --------------- ------------- ----------------- ------------------ -------------------
              582             271         1,274               874                656                  49
----------------- --------------- ------------- ----------------- ------------------ -------------------
        $ 586,378        $ 75,036   $ 2,092,237         $ 328,446        $ 1,538,233             $ 6,370
================= =============== ============= ================= ================== ===================
        $ 585,912        $ 63,762   $ 2,068,799         $ 328,446        $ 1,538,233             $ 6,370
              466          11,274        23,438                --                 --                  --
----------------- --------------- ------------- ----------------- ------------------ -------------------
        $ 586,378        $ 75,036   $ 2,092,237         $ 328,446        $ 1,538,233             $ 6,370
================= =============== ============= ================= ================== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
DECEMBER 31, 2008

                                                                                     PIMCO VIT
                                       FIDELITY VIP   PIMCO VIT    PIMCO VIT        STOCKSPLUS
                                      EQUITY-INCOME  HIGH YIELD LOW DURATION GROWTH AND INCOME
                                        SUB-ACCOUNT SUB-ACCOUNT  SUB-ACCOUNT       SUB-ACCOUNT
                                      ------------- ----------- ------------ -----------------
ASSETS:
  Investments at fair value               $ 202,234   $ 503,447    $ 300,900          $ 25,897
  Due from MetLife Investors
     Insurance Company                           --          --           --                --
                                      ------------- ----------- ------------ -----------------
       Total Assets                         202,234     503,447      300,900            25,897
                                      ------------- ----------- ------------ -----------------
LIABILITIES:
  Due to MetLife Investors
     Insurance Company                          590         618          480               159
                                      ------------- ----------- ------------ -----------------
       Total Liabilities                        590         618          480               159
                                      ------------- ----------- ------------ -----------------
NET ASSETS                                $ 201,644   $ 502,829    $ 300,420          $ 25,738
                                      ============= =========== ============ =================
CONTRACT OWNERS' EQUITY
  Net assets from accumulation units      $ 201,644   $ 502,829    $ 300,420          $ 25,738
  Net assets from contracts in payout            --          --           --                --
                                      ------------- ----------- ------------ -----------------
       Total Net Assets                   $ 201,644   $ 502,829    $ 300,420          $ 25,738
                                      ============= =========== ============ =================

The accompanying notes are an integral part of these financial statements.

                            AMERICAN FUNDS
   PIMCO VIT AMERICAN FUNDS   GLOBAL SMALL AMERICAN FUNDS
TOTAL RETURN  GLOBAL GROWTH CAPITALIZATION         GROWTH
 SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
------------ -------------- -------------- --------------
 $ 1,625,479      $ 136,769       $ 31,941      $ 219,952
          --             --             --             --
------------ -------------- -------------- --------------
   1,625,479        136,769         31,941        219,952
------------ -------------- -------------- --------------
         406            453            143            260
------------ -------------- -------------- --------------
         406            453            143            260
------------ -------------- -------------- --------------
 $ 1,625,073      $ 136,316       $ 31,798      $ 219,692
============ ============== ============== ==============
 $ 1,620,841      $ 136,316       $ 31,798      $ 219,692
       4,232             --             --             --
------------ -------------- -------------- --------------
 $ 1,625,073      $ 136,316       $ 31,798      $ 219,692
============ ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

                                             MIST LORD ABBETT    MIST LORD ABBETT    MIST VAN KAMPEN    MIST LORD ABBETT
                                            GROWTH AND INCOME      BOND DEBENTURE     MID CAP GROWTH       MID CAP VALUE
                                                  SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT         SUB-ACCOUNT
                                            -------------------- ------------------- ------------------ -------------------
INVESTMENT INCOME:
      Dividends                                   $ 1,154,146         $ 1,026,643           $ 57,118           $ 109,802
                                            -------------------- ------------------- ------------------ -------------------
EXPENSES:
      Mortality and expense risk
        charges                                       794,437             270,031             36,939             175,283
      Administrative charges                          139,000              54,003              8,491              40,524
                                            -------------------- ------------------- ------------------ -------------------
        Total expenses                                933,437             324,034             45,430             215,807
                                            -------------------- ------------------- ------------------ -------------------
           Net investment income (loss) .             220,709             702,609             11,688            (106,005)
                                            -------------------- ------------------- ------------------ -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   7,211,813             368,699            379,454           2,676,059
      Realized gains (losses) on sale of
        investments                                (1,798,005)           (475,667)          (104,180)         (1,729,600)
                                            -------------------- ------------------- ------------------ -------------------
           Net realized gains (losses)              5,413,808            (106,968)           275,274             946,459
                                            -------------------- ------------------- ------------------ -------------------
      Change in unrealized gains (losses)
        on investments                            (35,508,909)         (5,408,144)        (2,506,113)         (9,224,865)
                                            -------------------- ------------------- ------------------ -------------------
      Net realized and unrealized gains
        (losses) on investments                   (30,095,101)         (5,515,112)        (2,230,839)         (8,278,406)
                                            -------------------- ------------------- ------------------ -------------------
      Net increase (decrease) in net assets
        resulting from operations               $ (29,874,392)       $ (4,812,503)      $ (2,219,151)       $ (8,384,411)
                                            ==================== =================== ================== ===================

(a) For the period April 28, 2008 to December 31, 2008.


The accompanying notes are an integral part of these financial statements.

                                   MIST                   MIST
    MIST OPPENHEIMER    PIMCO INFLATION    LEGG MASON PARTNERS      MIST PIMCO              MIST    MIST T. ROWE PRICE
CAPITAL APPRECIATION     PROTECTED BOND      AGGRESSIVE GROWTH    TOTAL RETURN    RCM TECHNOLOGY        MID CAP GROWTH
         SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
           $ 356,052          $ 240,258                  $ 107     $ 1,058,370         $ 113,278                 $ 888
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
             132,512             90,904                 94,564         344,820            11,767               120,912
              23,655             15,639                 16,811          64,748             2,039                21,111
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
             156,167            106,543                111,375         409,568            13,806               142,023
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
             199,885            133,715               (111,268)        648,802            99,472              (141,135)
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
           2,822,633             13,278                 59,173         678,637           240,039             1,064,199
            (477,738)           134,080               (274,877)        (19,147)          (96,261)               30,231
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
           2,344,895            147,358               (215,704)        659,490           143,778             1,094,430
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
          (8,169,499)          (722,693)            (2,952,826)     (1,705,413)         (718,941)           (5,012,498)
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
          (5,824,604)          (575,335)            (3,168,530)     (1,045,923)         (575,163)           (3,918,068)
----------------------- ------------------ ---------------------- --------------- ----------------- ---------------------
        $ (5,624,719)        $ (441,620)          $ (3,279,798)     $ (397,121)       $ (475,691)         $ (4,059,203)
======================= ================== ====================== =============== ================= =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                                                                                 MIST
                                            MIST MFS RESEARCH        MIST MET/AIM              MIST    HARRIS OAKMARK
                                                INTERNATIONAL    SMALL CAP GROWTH    LAZARD MID CAP     INTERNATIONAL
                                                  SUB-ACCOUNT         SUB-ACCOUNT       SUB-ACCOUNT       SUB-ACCOUNT
                                            -------------------- ------------------- ----------------- -----------------
INVESTMENT INCOME:
      Dividends                                     $ 302,894                $ --          $ 56,770         $ 138,854
                                            -------------------- ------------------- ----------------- -----------------
EXPENSES:
      Mortality and expense risk
        charges                                       182,902              71,255            64,523           127,089
      Administrative charges                           33,180              13,011            10,028            20,561
                                            -------------------- ------------------- ----------------- -----------------
        Total expenses                                216,082              84,266            74,551           147,650
                                            -------------------- ------------------- ----------------- -----------------
           Net investment income (loss) .              86,812             (84,266)          (17,781)           (8,796)
                                            -------------------- ------------------- ----------------- -----------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                   1,680,323             506,588           398,825         1,445,788
      Realized gains (losses) on sale of
        investments                                  (459,650)            (85,183)         (420,761)         (417,793)
                                            -------------------- ------------------- ----------------- -----------------
           Net realized gains (losses)              1,220,673             421,405           (21,936)        1,027,995
                                            -------------------- ------------------- ----------------- -----------------
      Change in unrealized gains (losses)
        on investments                             (9,131,622)         (2,814,444)       (2,161,972)       (5,310,928)
                                            -------------------- ------------------- ----------------- -----------------
      Net realized and unrealized gains
        (losses) on investments                    (7,910,949)         (2,393,039)       (2,183,908)       (4,282,933)
                                            -------------------- ------------------- ----------------- -----------------
      Net increase (decrease) in net assets
        resulting from operations                $ (7,824,137)       $ (2,477,305)     $ (2,201,689)     $ (4,291,729)
                                            ==================== =================== ================= =================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

MIST THIRD AVENUE          MIST CLARION       MIST TURNER    MIST GOLDMAN SACHS          MIST METLIFE         MIST METLIFE
  SMALL CAP VALUE    GLOBAL REAL ESTATE    MID CAP GROWTH         MID CAP VALUE    DEFENSIVE STRATEGY    MODERATE STRATEGY
      SUB-ACCOUNT           SUB-ACCOUNT       SUB-ACCOUNT           SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
         $ 48,922              $ 78,705              $ --              $ 16,007             $ 189,829            $ 603,333
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
           89,841                57,895            12,621                28,788               196,810              472,380
           15,429                10,627             2,187                 5,138                35,627               80,089
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
          105,270                68,522            14,808                33,926               232,437              552,469
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
          (56,348)               10,183           (14,808)              (17,919)              (42,608)              50,864
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
          440,050               457,389            85,248               173,227               267,002              914,029
         (176,790)             (265,885)           (6,576)              (90,311)             (589,633)            (553,479)
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
          263,260               191,504            78,672                82,916              (322,631)             360,550
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
       (2,209,017)           (2,357,148)         (591,505)             (939,118)           (3,066,180)          (9,996,298)
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
       (1,945,757)           (2,165,644)         (512,833)             (856,202)           (3,388,811)          (9,635,748)
-------------------- --------------------- ----------------- --------------------- --------------------- --------------------
     $ (2,002,105)         $ (2,155,461)       $ (527,641)           $ (874,121)         $ (3,431,419)        $ (9,584,884)
==================== ===================== ================= ===================== ===================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                    MIST METLIFE       MIST METLIFE           MIST METLIFE    MIST VAN KAMPEN
                                               BALANCED STRATEGY    GROWTH STRATEGY    AGGRESSIVE STRATEGY           COMSTOCK
                                                     SUB-ACCOUNT        SUB-ACCOUNT            SUB-ACCOUNT        SUB-ACCOUNT
                                           ------------------------ ------------------ ---------------------- ------------------
INVESTMENT INCOME:
      Dividends                                      $ 4,130,725        $ 2,676,593              $ 251,791           $ 74,735
                                           ------------------------ ------------------ ---------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                        1,351,667          1,171,201                119,020             38,845
      Administrative charges                             229,994            204,535                 20,513             10,336
                                           ------------------------ ------------------ ---------------------- ------------------
        Total expenses                                 1,581,661          1,375,736                139,533             49,181
                                           ------------------------ ------------------ ---------------------- ------------------
           Net investment income (loss)                2,549,064          1,300,857                112,258             25,554
                                           ------------------------ ------------------ ---------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      5,813,642          5,558,154                896,094            164,860
      Realized gains (losses) on sale of
        investments                                   (2,304,167)        (1,621,622)              (746,841)          (154,541)
                                           ------------------------ ------------------ ---------------------- ------------------
           Net realized gains (losses)                 3,509,475          3,936,532                149,253             10,319
                                           ------------------------ ------------------ ---------------------- ------------------
     Change in unrealized gains (losses)
        on investments                               (40,314,744)       (42,576,093)            (4,142,643)        (1,867,894)
                                           ------------------------ ------------------ ---------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                      (36,805,269)       (38,639,561)            (3,993,390)        (1,857,575)
                                           ------------------------ ------------------ ---------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ (34,256,205)     $ (37,338,704)          $ (3,881,132)      $ (1,832,021)
                                           ======================== ================== ====================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                                       MIST MFS
  MIST SSGA    MIST SSGA GROWTH    MIST LEGG MASON                             MIST PIONEER    EMERGING MARKETS
 GROWTH ETF      AND INCOME ETF       VALUE EQUITY    MIST PIONEER FUND    STRATEGIC INCOME              EQUITY
SUB-ACCOUNT         SUB-ACCOUNT        SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT         SUB-ACCOUNT
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
   $ 28,862            $ 22,036              $ 441                $ 337            $ 37,361            $ 11,169
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
     22,712              13,113             30,074                  287               5,099              28,886
      4,708               2,766              5,846                  116               1,501               5,454
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
     27,420              15,879             35,920                  403               6,600              34,340
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
      1,442               6,157            (35,479)                 (66)             30,761             (23,171)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
     43,355              27,385            107,891                   --                  --              81,217
    (39,943)             (1,054)          (147,438)                 (72)            (53,087)           (441,453)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
      3,412              26,331            (39,547)                 (72)            (53,087)           (360,236)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
   (764,379)           (334,321)        (1,758,863)             (23,802)            (89,863)         (1,821,139)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
   (760,967)           (307,990)        (1,798,410)             (23,874)           (142,950)         (2,181,375)
-------------- ------------------- ------------------ -------------------- ------------------- -------------------
 $ (759,525)         $ (301,833)      $ (1,833,889)           $ (23,940)         $ (112,189)       $ (2,204,546)
============== =================== ================== ==================== =================== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008


                                           MIST LOOMIS SAYLES            MIST MET/AIM        MIST RAINIER      MIST AMERICAN
                                               GLOBAL MARKETS    CAPITAL APPRECIATION    LARGE CAP EQUITY       FUNDS GROWTH
                                                  SUB-ACCOUNT             SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT (A)
                                           --------------------- ----------------------- ------------------- ------------------
INVESTMENT INCOME:
      Dividends                                      $ 38,875                $ 27,255                $ --            $ 9,610
                                           --------------------- ----------------------- ------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                        10,403                  16,146               1,314              1,820
      Administrative charges                            1,836                   2,665                 217                337
                                           --------------------- ----------------------- ------------------- ------------------
        Total expenses                                 12,239                  18,811               1,531              2,157
                                           --------------------- ----------------------- ------------------- ------------------
           Net investment income (loss) .              26,636                   8,444              (1,531)             7,453
                                           --------------------- ----------------------- ------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      51,027                      --               1,058                 --
      Realized gains (losses) on sale of
        investments                                  (132,836)                (40,865)               (746)           (10,261)
                                           --------------------- ----------------------- ------------------- ------------------
           Net realized gains (losses)                (81,809)                (40,865)                312            (10,261)
                                           --------------------- ----------------------- ------------------- ------------------
     Change in unrealized gains (losses)
        on investments                               (277,717)               (708,069)            (41,979)          (151,558)
                                           --------------------- ----------------------- ------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                      (359,526)               (748,934)            (41,667)          (161,819)
                                           --------------------- ----------------------- ------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                  $ (332,890)             $ (740,490)          $ (43,198)        $ (154,366)
                                           ===================== ======================= =================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

               MIST                                    MIST                                          MIST
     AMERICAN FUNDS      MIST AMERICAN       AMERICAN FUNDS          MIST AMERICAN         AMERICAN FUNDS    MIST MET/FRANKLIN
BALANCED ALLOCATION         FUNDS BOND    GROWTH ALLOCATION    FUNDS INTERNATIONAL    MODERATE ALLOCATION        MUTUAL SHARES
    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)      SUB-ACCOUNT (A)        SUB-ACCOUNT (A)        SUB-ACCOUNT (A)      SUB-ACCOUNT (A)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
           $ 38,371            $ 9,664             $ 53,082                $ 7,390                $ 4,717              $ 7,787
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
              9,212                616                6,512                    294                  1,628                1,049
              1,706                 94                1,285                     52                    275                  240
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
             10,918                710                7,797                    346                  1,903                1,289
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
             27,453              8,954               45,285                  7,044                  2,814                6,498
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
                 60                 --                   22                      2                      4                   --
           (105,366)              (112)              (7,334)                (3,854)               (48,896)             (18,235)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
           (105,306)              (112)              (7,312)                (3,852)               (48,892)             (18,235)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
           (332,185)           (10,363)            (455,046)                 4,242                (21,881)             (29,098)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
           (437,491)           (10,475)            (462,358)                   390                (70,773)             (47,333)
---------------------- ------------------ -------------------- ---------------------- ---------------------- --------------------
         $ (410,038)          $ (1,521)          $ (417,073)               $ 7,434              $ (67,959)           $ (40,835)
====================== ================== ==================== ====================== ====================== ====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                            MIST MET/FRANKLIN
                                           TEMPLETON FOUNDING               RUSSELL              RUSSELL
                                                     STRATEGY    MULTI-STYLE EQUITY    AGGRESSIVE EQUITY    RUSSELL NON-U.S.
                                              SUB-ACCOUNT (A)           SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                           --------------------- --------------------- -------------------- -------------------
INVESTMENT INCOME:
      Dividends                                       $ 2,453              $ 18,484              $ 1,790                $ --
                                           --------------------- --------------------- -------------------- -------------------
EXPENSES:
      Mortality and expense risk
        charges                                         1,107                15,786                2,808               7,748
      Administrative charges                              219                 1,901                  337                 932
                                           --------------------- --------------------- -------------------- -------------------
        Total expenses                                  1,326                17,687                3,145               8,680
                                           --------------------- --------------------- -------------------- -------------------
           Net investment income (loss) .               1,127                   797               (1,355)             (8,680)
                                           --------------------- --------------------- -------------------- -------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                          --                13,881                   60               6,567
      Realized gains (losses) on sale of
        investments                                      (430)              (25,651)             (18,471)            (20,482)
                                           --------------------- --------------------- -------------------- -------------------
           Net realized gains (losses)                   (430)              (11,770)             (18,411)            (13,915)
                                           --------------------- --------------------- -------------------- -------------------
     Change in unrealized gains (losses)
        on investments                                (51,255)             (557,878)             (88,205)           (283,879)
                                           --------------------- --------------------- -------------------- -------------------
     Net realized and unrealized gains
        (losses) on investments                       (51,685)             (569,648)            (106,616)           (297,794)
                                           --------------------- --------------------- -------------------- -------------------
     Net increase (decrease) in net assets
        resulting from operations                   $ (50,558)           $ (568,851)          $ (107,971)         $ (306,474)
                                           ===================== ===================== ==================== ===================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                                             MSF HARRIS
                     RUSSELL REAL ESTATE                AIM V.I.     DWS GOVERNMENT &        MSF DAVIS          OAKMARK
RUSSELL CORE BOND             SECURITIES    INTERNATIONAL GROWTH    AGENCY SECURITIES    VENTURE VALUE    FOCUSED VALUE
      SUB-ACCOUNT            SUB-ACCOUNT             SUB-ACCOUNT          SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
         $ 37,217                $ 2,628                 $ 3,977              $ 7,740        $ 254,910          $ 2,208
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
           12,025                  1,705                  10,210                2,013          282,974           85,965
            1,447                    203                   1,850                  291           51,973           13,676
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
           13,472                  1,908                  12,060                2,304          334,947           99,641
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
           23,745                    720                  (8,083)               5,436          (80,037)         (97,433)
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
           18,529                     --                  10,854                   --          121,710          673,483
          (15,736)                (3,508)                 38,182                  752          135,138         (399,652)
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
            2,793                 (3,508)                 49,036                  752          256,848          273,831
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
          (74,093)               (52,305)               (459,509)                (927)     (10,201,029)      (3,330,193)
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
          (71,300)               (55,813)               (410,473)                (175)      (9,944,181)      (3,056,362)
-------------------- ---------------------- ----------------------- -------------------- ---------------- ----------------
        $ (47,555)             $ (55,093)             $ (418,556)             $ 5,261    $ (10,024,218)    $ (3,153,795)
==================== ====================== ======================= ==================== ================ ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                           MSF         MSF MFS             MSF CAPITAL        MSF JULIUS BAER
                                               JENNISON GROWTH    TOTAL RETURN    GUARDIAN U.S. EQUITY    INTERNATIONAL STOCK
                                                   SUB-ACCOUNT     SUB-ACCOUNT             SUB-ACCOUNT            SUB-ACCOUNT
                                           ---------------------- --------------- ----------------------- ----------------------
INVESTMENT INCOME:
      Dividends                                      $ 130,209       $ 194,304                $ 98,834               $ 23,326
                                           ---------------------- --------------- ----------------------- ----------------------
EXPENSES:
      Mortality and expense risk
        charges                                         78,472          43,586                  99,985                  9,541
      Administrative charges                            14,376          13,138                  18,907                  1,954
                                           ---------------------- --------------- ----------------------- ----------------------
        Total expenses                                  92,848          56,724                 118,892                 11,495
                                           ---------------------- --------------- ----------------------- ----------------------
           Net investment income (loss)                 37,361         137,580                 (20,058)                11,831
                                           ---------------------- --------------- ----------------------- ----------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                      508,759         448,884               1,326,576                 99,552
      Realized gains (losses) on sale of
        investments                                    (36,498)       (183,444)               (568,021)               (16,062)
                                           ---------------------- --------------- ----------------------- ----------------------
           Net realized gains (losses)                 472,261         265,440                 758,555                 83,490
                                           ---------------------- --------------- ----------------------- ----------------------
     Change in unrealized gains (losses)
        on investments                              (3,071,142)     (1,815,126)             (5,249,620)              (540,761)
                                           ---------------------- --------------- ----------------------- ----------------------
     Net realized and unrealized gains
        (losses) on investments                     (2,598,881)     (1,549,686)             (4,491,065)              (457,271)
                                           ---------------------- --------------- ----------------------- ----------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (2,561,520)   $ (1,412,106)           $ (4,511,123)            $ (445,440)
                                           ====================== =============== ======================= ======================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                             MSF WESTERN
                                                                                 MSF    ASSET MANAGEMENT
 MSF METLIFE    MSF BLACKROCK MSF BLACKROCK      MSF BLACKROCK    FRANKLIN TEMPLETON      STRATEGIC BOND
 STOCK INDEX     MONEY MARKET   BOND INCOME    STRATEGIC VALUE      SMALL CAP GROWTH       OPPORTUNITIES
 SUB-ACCOUNT      SUB-ACCOUNT   SUB-ACCOUNT        SUB-ACCOUNT           SUB-ACCOUNT         SUB-ACCOUNT
--------------- ------------- ---------------- ------------------ --------------------- -------------------
   $ 103,631        $ 451,169     $ 105,944              $ 653                  $ --            $ 22,800
--------------- ------------- ---------------- ------------------ --------------------- -------------------
      84,598          251,517        22,989              3,568                 9,956               6,517
      14,800           44,215         4,650                706                 2,066               1,298
--------------- ------------- ---------------- ------------------ --------------------- -------------------
      99,398          295,732        27,639              4,274                12,022               7,815
--------------- ------------- ---------------- ------------------ --------------------- -------------------
       4,233          155,437        78,305             (3,621)              (12,022)             14,985
--------------- ------------- ---------------- ------------------ --------------------- -------------------
     260,983               --            --             29,195                88,775               3,566
    (102,032)              --       (50,581)            (9,712)              (19,730)            (10,037)
--------------- ------------- ---------------- ------------------ --------------------- -------------------
     158,951               --       (50,581)            19,483                69,045              (6,471)
--------------- ------------- ---------------- ------------------ --------------------- -------------------
  (2,906,318)              --      (144,415)          (148,530)             (492,425)            (99,536)
--------------- ------------- ---------------- ------------------ --------------------- -------------------
  (2,747,367)              --      (194,996)          (129,047)             (423,380)           (106,007)
--------------- ------------- ---------------- ------------------ --------------------- -------------------
$ (2,743,134)       $ 155,437    $ (116,691)        $ (132,668)           $ (435,402)          $ (91,022)
=============== ============= ================ ================== ===================== ===================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                MSF WESTERN
                                           ASSET MANAGEMENT    MSF T. ROWE PRICE    MSF T. ROWE PRICE    MSF OPPENHEIMER
                                            U.S. GOVERNMENT     SMALL CAP GROWTH     LARGE CAP GROWTH      GLOBAL EQUITY
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT
                                           ------------------- -------------------- -------------------- ------------------
INVESTMENT INCOME:
      Dividends                                    $ 68,533                 $ --             $ 14,939           $ 21,677
                                           ------------------- -------------------- -------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges                                      25,015                9,974               52,019              8,311
      Administrative charges                          4,385                1,757               10,208              2,576
                                           ------------------- -------------------- -------------------- ------------------
        Total expenses                               29,400               11,731               62,227             10,887
                                           ------------------- -------------------- -------------------- ------------------
           Net investment income (loss) .            39,133              (11,731)             (47,288)            10,790
                                           ------------------- -------------------- -------------------- ------------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                        --              168,804              252,473             43,681
      Realized gains (losses) on sale of
        investments                                  (1,783)             (19,810)            (165,693)           (39,178)
                                           ------------------- -------------------- -------------------- ------------------
           Net realized gains (losses)               (1,783)             148,994               86,780              4,503
                                           ------------------- -------------------- -------------------- ------------------
     Change in unrealized gains (losses)
        on investments                              (87,010)            (482,671)          (2,290,067)          (562,490)
                                           ------------------- -------------------- -------------------- ------------------
     Net realized and unrealized gains
        (losses) on investments                     (88,793)            (333,677)          (2,203,287)          (557,987)
                                           ------------------- -------------------- -------------------- ------------------
     Net increase (decrease) in net assets
        resulting from operations                 $ (49,660)          $ (345,408)        $ (2,250,575)        $ (547,197)
                                           =================== ==================== ==================== ==================

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                           PUTNAM VT                           PUTNAM VT     FTVIPT TEMPLETON      FTVIPT TEMPLETON
  MSF MFS VALUE    GROWTH AND INCOME    PUTNAM VT VISTA    EQUITY INCOME    GROWTH SECURITIES    FOREIGN SECURITIES
SUB-ACCOUNT (A)          SUB-ACCOUNT        SUB-ACCOUNT      SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
           $ --             $ 21,114               $ --         $ 60,309             $ 11,388              $ 60,284
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
            534               10,605              1,801           23,077                5,360                28,271
            222                1,712                224            7,221                1,312                 5,659
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
            756               12,317              2,025           30,298                6,672                33,930
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
           (756)               8,797             (2,025)          30,011                4,716                26,354
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
             --              165,223                 --          144,546               42,966               241,531
           (127)             (91,123)           (10,641)         (66,642)             (64,824)              (45,956)
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
           (127)              74,100            (10,641)          77,904              (21,858)              195,575
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
        (51,498)            (511,202)           (66,686)      (1,195,115)            (291,510)           (1,430,917)
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
        (51,625)            (437,102)           (77,327)      (1,117,211)            (313,368)           (1,235,342)
------------------ -------------------- ------------------ ---------------- -------------------- ---------------------
      $ (52,381)          $ (428,305)         $ (79,352)    $ (1,087,200)          $ (308,652)         $ (1,208,988)
================== ==================== ================== ================ ==================== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF OPERATIONS -- (CONCLUDED)
FOR THE YEAR ENDED DECEMBER 31, 2008

                                                  FIDELITY VIP     FIDELITY VIP      PIMCO VIT       PIMCO VIT
                                           GROWTH OPPORTUNTIES    EQUITY-INCOME     HIGH YIELD    LOW DURATION
                                                   SUB-ACCOUNT      SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
                                           ---------------------- ---------------- -------------- ---------------
INVESTMENT INCOME:
      Dividends                                           $ 47          $ 6,848       $ 52,926        $ 15,817
                                           ---------------------- ---------------- -------------- ---------------
EXPENSES:
      Mortality and expense risk
        charges                                            146            4,559          8,331           4,908
      Administrative charges                                17              877          1,686             807
                                           ---------------------- ---------------- -------------- ---------------
        Total expenses                                     163            5,436         10,017           5,715
                                           ---------------------- ---------------- -------------- ---------------
           Net investment income (loss) .                 (116)           1,412         42,909          10,102
                                           ---------------------- ---------------- -------------- ---------------
NET REALIZED AND UNREALIZED
  GAINS (LOSSES) ON INVESTMENTS:
      Realized gain distributions                           --              411          1,671           4,968
      Realized gains (losses) on sale of
        investments                                       (783)         (34,666)       (24,267)         (2,330)
                                           ---------------------- ---------------- -------------- ---------------
           Net realized gains (losses)                    (783)         (34,255)       (22,596)          2,638
                                           ---------------------- ---------------- -------------- ---------------
     Change in unrealized gains (losses)
        on investments                                  (8,020)        (149,305)      (199,604)        (19,412)
                                           ---------------------- ---------------- -------------- ---------------
     Net realized and unrealized gains
        (losses) on investments                         (8,803)        (183,560)      (222,200)        (16,774)
                                           ---------------------- ---------------- -------------- ---------------
     Net increase (decrease) in net assets
        resulting from operations                     $ (8,919)      $ (182,148)    $ (179,291)       $ (6,672)
                                           ====================== ================ ============== ===============

(a) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

        PIMCO VIT                                       AMERICAN FUNDS
       STOCKSPLUS       PIMCO VIT    AMERICAN FUNDS       GLOBAL SMALL     AMERICAN FUNDS
GROWTH AND INCOME    TOTAL RETURN     GLOBAL GROWTH     CAPITALIZATION             GROWTH
      SUB-ACCOUNT     SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT (A)    SUB-ACCOUNT (A)
-------------------- --------------- ----------------- ------------------ ------------------
          $ 2,527        $ 88,511           $ 3,640               $ --            $ 2,450
-------------------- --------------- ----------------- ------------------ ------------------
              435          25,902             1,916                175                864
               85           4,627               578                 62                312
-------------------- --------------- ----------------- ------------------ ------------------
              520          30,529             2,494                237              1,176
-------------------- --------------- ----------------- ------------------ ------------------
            2,007          57,982             1,146               (237)             1,274
-------------------- --------------- ----------------- ------------------ ------------------
               --          31,586            25,088              3,782              8,868
             (442)          9,631           (54,929)           (13,431)           (21,792)
-------------------- --------------- ----------------- ------------------ ------------------
             (442)         41,217           (29,841)            (9,649)           (12,924)
-------------------- --------------- ----------------- ------------------ ------------------
          (20,159)        (43,807)          (94,025)           (23,533)          (125,215)
-------------------- --------------- ----------------- ------------------ ------------------
          (20,601)         (2,590)         (123,866)           (33,182)          (138,139)
-------------------- --------------- ----------------- ------------------ ------------------
        $ (18,594)       $ 55,392        $ (122,720)         $ (33,419)        $ (136,865)
==================== =============== ================= ================== ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                            MIST                              MIST                             MIST
                                   LORD ABBETT GROWTH AND INCOME        LORD ABBETT BOND DEBENTURE       VAN KAMPEN MID CAP GROWTH
                                                     SUB-ACCOUNT                       SUB-ACCOUNT                     SUB-ACCOUNT
                                   -------------------------------- --------------------------------- -----------------------------
                                           2008             2007            2008              2007           2008             2007
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 220,709       $ (412,272)      $ 702,609       $ 1,124,893       $ 11,688        $ (57,080)
  Net realized gains (losses)         5,413,808       11,136,025        (106,968)          431,575        275,274          663,617
  Change in unrealized gains
     (losses) on investments        (35,508,909)      (8,045,148)     (5,408,144)          (78,481)    (2,506,113)         307,565
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations              (29,874,392)       2,678,605      (4,812,503)        1,477,987     (2,219,151)         914,102
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners               135,821          468,898          73,464           243,540          1,000           62,359
  Net transfers (including fixed
     account)                        (4,061,227)      (7,228,069)     (2,050,783)        1,051,300       (360,241)         193,406
  Contract charges                     (138,448)        (151,988)        (59,749)          (60,291)        (7,079)          (6,064)
  Transfers for contract benefits
     and terminations                (7,845,431)     (15,496,485)     (3,704,961)       (4,145,468)      (238,870)        (423,953)
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (11,909,285)     (22,407,644)     (5,742,029)       (2,910,919)      (605,190)        (174,252)
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
     Net increase (decrease)
       in net assets                (41,783,677)     (19,729,039)    (10,554,532)       (1,432,932)    (2,824,341)         739,850
NET ASSETS:
  Beginning of period                87,690,147      107,419,186      28,413,684        29,846,616      5,082,921        4,343,071
                                   --------------- ---------------- --------------- ----------------- -------------- --------------
  End of period                    $ 45,906,470     $ 87,690,147    $ 17,859,152      $ 28,413,684    $ 2,258,580      $ 5,082,921
                                   =============== ================ =============== ================= ============== ==============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                                                              MIST
                          MIST                                MIST                              MIST           LEGG MASON PARTNERS
     LORD ABBETT MID CAP VALUE    OPPENHEIMER CAPITAL APPRECIATION    PIMCO INFLATION PROTECTED BOND             AGGRESSIVE GROWTH
                   SUB-ACCOUNT                         SUB-ACCOUNT                       SUB-ACCOUNT                   SUB-ACCOUNT
--------------------------------- ----------------------------------- --------------------------------- --------------------------
        2008              2007           2008                 2007           2008               2007           2008          2007
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
  $ (106,005)         $ (154,167)     $ 199,885           $ (233,175)     $ 133,715           $ 60,054     $ (111,268)  $ (159,450)
     946,459           5,444,361      2,344,895            1,568,438        147,358           (113,778)      (215,704)   1,367,961
  (9,224,865)         (5,693,167)    (8,169,499)             409,645       (722,693)           832,447     (2,952,826)  (1,118,284)
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
  (8,384,411)           (402,973)    (5,624,719)           1,744,908       (441,620)           778,723     (3,279,798)      90,227
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
      30,401             133,919          2,560               49,434         44,187             41,809         20,404       80,044
  (1,911,035)          1,837,861       (493,244)          (1,491,269)      (118,165)          (708,428)      (513,496)  (1,856,185)
     (42,097)            (46,293)       (35,428)             (43,806)       (25,930)           (22,951)       (26,336)     (28,074)
  (1,495,664)         (2,988,651)    (1,375,087)          (2,314,445)    (3,262,439)        (2,384,703)      (576,277)  (1,262,248)
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
  (3,418,395)         (1,063,164)    (1,901,199)          (3,800,086)    (3,362,347)        (3,074,273)    (1,095,705)  (3,066,463)
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
 (11,802,806)         (1,466,137)    (7,525,918)          (2,055,178)    (3,803,967)        (2,295,550)    (4,375,503)  (2,976,236)
  23,341,349          24,807,486     13,559,778           15,614,956      8,735,323         11,030,873      8,955,523   11,931,759
------------------- ------------- ------------------ ---------------- ------------------ -------------- -------------- -----------
$ 11,538,543        $ 23,341,349    $ 6,033,860         $ 13,559,778    $ 4,931,356        $ 8,735,323    $ 4,580,020  $ 8,955,523
=================== ============= ================== ================ ================== ============== ============== ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                                                                       MIST
                                        MIST PIMCO TOTAL RETURN         MIST RCM TECHNOLOGY    T. ROWE PRICE MID CAP GROWTH
                                                    SUB-ACCOUNT                 SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------- --------------------------- -------------------------------
                                           2008            2007         2008           2007           2008             2007
                                   --------------- --------------- ------------ -------------- -------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)        $ 648,802       $ 568,553     $ 99,472      $ (18,045)    $ (141,135)      $ (195,875)
  Net realized gains (losses)           659,490         181,008      143,778        103,229      1,094,430        2,206,988
  Change in unrealized gains
     (losses) on investments         (1,705,413)        884,180     (718,941)       177,376     (5,012,498)        (180,717)
                                   --------------- --------------- ------------ -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                 (397,121)      1,633,741     (475,691)       262,560     (4,059,203)       1,830,396
                                   --------------- --------------- ------------ -------------- -------------- ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                82,338         186,967       10,000          2,220        133,513           63,232
  Net transfers (including fixed
     account)                          (368,734)     (4,805,167)     (41,265)      (288,501)      (737,015)      (2,900,711)
  Contract charges                      (92,910)        (81,773)      (3,811)        (3,150)       (34,685)         (39,107)
  Transfers for contract benefits
     and terminations                (3,102,004)     (5,463,899)    (141,906)       (96,947)      (745,135)      (1,707,587)
                                   --------------- --------------- ------------ -------------- -------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (3,481,310)    (10,163,872)    (176,982)      (386,378)    (1,383,322)      (4,584,173)
                                   --------------- --------------- ------------ -------------- -------------- ----------------
     Net increase (decrease)
       in net assets                 (3,878,431)     (8,530,131)    (652,673)      (123,818)    (5,442,525)      (2,753,777)
NET ASSETS:
  Beginning of period                27,781,506      36,311,637    1,130,849      1,254,667     11,060,491       13,814,268
                                   --------------- --------------- ------------ -------------- -------------- ----------------
  End of period                    $ 23,903,075    $ 27,781,506    $ 478,176    $ 1,130,849    $ 5,617,966     $ 11,060,491
                                   =============== =============== ============ ============== ============== ================


(a) For the period November 12, 2007 to December 31, 2007
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                       MIST                             MIST                                                          MIST
 MFS RESEARCH INTERNATIONAL         MET/AIM SMALL CAP GROWTH           MIST LAZARD MID CAP    HARRIS OAKMARK INTERNATIONAL
                SUB-ACCOUNT                      SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
------------------------------ -------------------------------- ----------------------------- -------------------------------
       2008            2007           2008              2007           2008           2007           2008             2007
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
   $ 86,812       $ (23,249)     $ (84,266)         $ (132,458)     $ (17,781)     $ (82,200)      $ (8,796)      $ (126,438)
  1,220,673       5,760,704        421,405             706,800        (21,936)       339,646      1,027,995        1,796,929
 (9,131,622)     (3,352,982)    (2,814,444)            219,033     (2,161,972)      (847,560)    (5,310,928)      (1,987,895)
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
 (7,824,137)      2,384,473     (2,477,305)            793,375     (2,201,689)      (590,114)    (4,291,729)        (317,404)
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
     51,090          77,227         28,755              58,758         85,792         35,009        119,111           58,031
   (959,857)     (3,412,607)      (396,479)         (1,833,781)      (110,956)     4,156,613       (762,875)        (483,041)
    (43,445)        (49,931)       (21,622)            (25,627)       (11,461)       (12,799)       (31,932)         (39,268)
 (1,491,716)     (3,095,328)      (876,803)         (1,186,865)      (729,238)      (880,070)      (868,669)        (940,274)
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
 (2,443,928)     (6,480,639)    (1,266,149)         (2,987,515)      (765,863)     3,298,753     (1,544,365)      (1,404,552)
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
(10,268,065)     (4,096,166)    (3,743,454)         (2,194,140)    (2,967,552)     2,708,639     (5,836,094)      (1,721,956)
 19,893,498      23,989,664      7,199,047           9,393,187      6,129,165      3,420,526     11,280,510       13,002,466
-------------- --------------- ------------------ ------------- -------------- -------------- -------------- ----------------
$ 9,625,433    $ 19,893,498    $ 3,455,593         $ 7,199,047    $ 3,161,613    $ 6,129,165    $ 5,444,416     $ 11,280,510
============== =============== ================== ============= ============== ============== ============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                            MIST                             MIST                           MIST
                                    THIRD AVENUE SMALL CAP VALUE       CLARION GLOBAL REAL ESTATE         TURNER MID CAP GROWTH
                                                     SUB-ACCOUNT                      SUB-ACCOUNT                   SUB-ACCOUNT
                                   -------------------------------- -------------------------------- -----------------------------
                                          2008              2007           2008              2007         2008             2007
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ (56,348)         $ (57,122)      $ 10,183         $ (49,015)   $ (14,808)       $ (20,000)
  Net realized gains (losses)          263,260          1,107,023        191,504         1,688,112       78,672          158,155
  Change in unrealized gains
     (losses) on investments        (2,209,017)        (1,379,283)    (2,357,148)       (2,699,788)    (591,505)          97,294
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
     Net increase (decrease)
       in net assets resulting
       from operations              (2,002,105)          (329,382)    (2,155,461)       (1,060,691)    (527,641)         235,449
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              106,039             49,956         18,533            28,863          971              7,249
  Net transfers (including fixed
     account)                         (342,253)          (888,648)      (292,822)       (2,044,327)     (41,651)          (145,704)
  Contract charges                     (26,738)           (27,860)       (16,260)          (20,382)      (3,597)            (3,750)
  Transfers for contract benefits
     and terminations                 (566,014)          (771,744)      (622,921)         (737,970)    (100,242)          (107,382)
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions     (828,966)        (1,638,296)      (913,470)       (2,773,816)    (144,519)          (249,587)
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
     Net increase (decrease)
       in net assets                (2,831,071)        (1,967,678)    (3,068,931)       (3,834,507)    (672,160)           (14,138)
NET ASSETS:
  Beginning of period                7,156,162          9,123,840      5,777,657         9,612,164    1,184,073          1,198,211
                                   ------------------ ------------- ------------------ ------------- ---------------- ------------
  End of period                    $ 4,325,091        $ 7,156,162    $ 2,708,726       $ 5,777,657    $ 511,913        $ 1,184,073
                                   ================== ============= ================== ============= ================ =============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                        MIST                             MIST                              MIST                              MIST
 GOLDMAN SACHS MID CAP VALUE        METLIFE DEFENSIVE STRATEGY         METLIFE MODERATE STRATEGY        METLIFE BALANCED STRATEGY
                 SUB-ACCOUNT                       SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
------------------------------- --------------------------------- --------------------------------- --------------------------------
       2008             2007            2008              2007            2008              2007            2008             2007
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
  $ (17,919)         $ (36,273)      $ (42,608)         $ 39,293        $ 50,864         $ 169,121     $ 2,549,064         $ 21,442
     82,916            469,576        (322,631)          868,699         360,550         2,683,542       3,509,475        6,092,582
   (939,118)          (397,482)     (3,066,180)         (246,558)     (9,996,298)       (1,236,421)    (40,314,744)      (2,556,413)
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
   (874,121)            35,821      (3,431,419)          661,434      (9,584,884)        1,616,242     (34,256,205)       3,557,611
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
     40,012              1,367         138,938            51,000          33,270           238,158         480,424        2,527,021
   (215,437)           142,309       6,878,651         9,763,555       5,794,691           773,695       2,883,490          163,881
     (9,550)           (10,798)        (65,855)          (48,974)       (140,174)         (133,815)       (418,346)        (435,910)
   (146,323)          (587,501)     (1,455,953)       (6,882,862)     (3,755,780)       (6,840,382)     (7,684,518)      (9,358,681)
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
   (331,298)          (454,623)      5,495,781         2,882,719       1,932,007        (5,962,344)     (4,738,950)      (7,103,689)
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
 (1,205,419)          (418,802)      2,064,362         3,544,153      (7,652,877)       (4,346,102)    (38,995,155)      (3,546,078)
  2,600,984          3,019,786      11,581,124         8,036,971      32,708,739        37,054,841     111,841,365      115,387,443
------------------ ------------ ------------------- ------------- ------------------- ------------- --------------- ----------------
$ 1,395,565        $ 2,600,984    $ 13,645,486      $ 11,581,124    $ 25,055,862      $ 32,708,739    $ 72,846,210     $111,841,365
================== ============ =================== ============= =================== ============= =============== ================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                           MIST                              MIST                             MIST
                                        METLIFE GROWTH STRATEGY       METLIFE AGGRESSIVE STRATEGY             VAN KAMPEN COMSTOCK
                                                    SUB-ACCOUNT                       SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------- --------------------------------- -------------------------------
                                           2008            2007            2008              2007           2008             2007
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 1,300,857      $ (532,403)      $ 112,258           $ (46,501)      $ 25,554          $ 8,052
  Net realized gains (losses)         3,936,532       6,363,223         149,253           2,186,509         10,319          355,230
  Change in unrealized gains
     (losses) on investments        (42,576,093)     (2,522,443)     (4,142,643)         (1,875,486)    (1,867,894)        (565,360)
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
     Net increase (decrease)
       in net assets resulting
       from operations              (37,338,704)      3,308,377      (3,881,132)            264,522     (1,832,021)        (202,078)
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners             1,852,841       1,208,282          45,268             366,349         12,870           17,017
  Net transfers (including fixed
     account)                          (187,665)      1,362,058       6,403,418          (1,518,542)        33,186         (409,984)
  Contract charges                     (421,687)       (447,342)        (45,995)            (48,643)       (12,819)         (12,923)
  Transfers for contract benefits
     and terminations                (5,091,090)     (5,655,871)       (450,514)         (2,380,451)      (342,701)        (274,102)
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (3,847,601)     (3,532,873)      5,952,177          (3,581,287)      (309,464)        (679,992)
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
     Net increase (decrease)
       in net assets                (41,186,305)       (224,496)      2,071,045          (3,316,765)    (2,141,485)        (882,070)
NET ASSETS:
  Beginning of period               108,818,319     109,042,815       9,589,010          12,905,775      5,232,372        6,114,442
                                   --------------- --------------- ------------------- ------------- ------------------ ------------
  End of period                    $ 67,632,014    $108,818,319    $ 11,660,055         $ 9,589,010    $ 3,090,887      $ 5,232,372
                                   =============== =============== =================== ============= ================== ============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                               MIST SSGA                             MIST
      MIST SSGA GROWTH ETF         GROWTH AND INCOME ETF          LEGG MASON VALUE EQUITY       MIST PIONEER FUND
               SUB-ACCOUNT                   SUB-ACCOUNT                      SUB-ACCOUNT             SUB-ACCOUNT
----------------------------- ----------------------------- -------------------------------- ------------------------
       2008           2007         2008             2007           2008              2007        2008        2007
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
    $ 1,442      $ (30,508)     $ 6,157          $ (20,149)     $ (35,479)        $ (56,795)      $ (66)        $ --
      3,412          6,052       26,331              8,493        (39,547)           98,284         (72)          --
   (764,379)        92,446     (334,321)            65,797     (1,758,863)         (287,206)    (23,802)          --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
   (759,525)        67,990     (301,833)            54,141     (1,833,889)         (245,717)    (23,940)          --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
         10        230,000           --                 --          7,925            55,207          --           --
     19,074        174,739     (134,865)             1,069        270,220        (1,005,753)     88,593           --
     (6,479)        (5,801)      (5,371)            (5,592)        (8,790)          (11,659)         --           --
   (112,141)       (21,301)     (58,417)           (86,463)      (171,801)         (266,859)         82           --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
    (99,536)       377,637     (198,653)           (90,986)        97,554        (1,229,064)     88,675           --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
   (859,061)       445,627     (500,486)           (36,845)    (1,736,335)       (1,474,781)     64,735           --
  2,236,886      1,791,259    1,373,000          1,409,845      3,326,272         4,801,053          --           --
-------------- -------------- ---------------- ------------ ------------------ ------------- --------------- --------
$ 1,377,825    $ 2,236,886    $ 872,514        $ 1,373,000    $ 1,589,937       $ 3,326,272    $ 64,735         $ --
============== ============== ================ ============ ================== ============= =============== ========

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                       MIST                           MIST                            MIST
                                   PIONEER STRATEGIC INCOME    MFS EMERGING MARKETS EQUITY    LOOMIS SAYLES GLOBAL MARKETS
                                                SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------- ------------------------------ -------------------------------
                                        2008           2007           2008            2007         2008               2007
                                   --------------- ----------  ---------------- ------------- ---------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 30,761         $ (1,205)     $ (23,171)       $ (3,754)    $ 26,636           $ (3,239)
  Net realized gains (losses)        (53,087)            (287)      (360,236)         37,453      (81,809)             4,846
  Change in unrealized gains
     (losses) on investments         (89,863)           5,706     (1,821,139)         (1,103)    (277,717)            50,572
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets resulting
       from operations              (112,189)           4,214     (2,204,546)         32,596     (332,890)            52,179
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                 --               --          7,519           8,115        6,856              5,730
  Net transfers (including fixed
     account)                        673,965          192,336      3,143,076         590,208      377,524            201,129
  Contract charges                      (775)              --         (7,638)           (472)      (2,912)              (691)
  Transfers for contract benefits
     and terminations               (186,529)            (940)      (166,467)         (2,285)     (73,334)            (3,899)
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    486,661          191,396      2,976,490         595,566      308,134            202,269
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
     Net increase (decrease)
       in net assets                 374,472          195,610        771,944         628,162      (24,756)           254,448
NET ASSETS:
  Beginning of period                215,973           20,363        812,032         183,870      405,238            150,790
                                   --------------- -----------  ---------------- ------------- ---------------- -------------
  End of period                    $ 590,445        $ 215,973    $ 1,583,976       $ 812,032    $ 380,482          $ 405,238
                                   =============== ===========  ================ ============= ================ =============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                                       MIST                          MIST
                                                                                   AMERICAN                      AMERICAN
                                                                        MIST          FUNDS           MIST          FUNDS
                        MIST                        MIST            AMERICAN       BALANCED       AMERICAN         GROWTH
MET/AIM CAPITAL APPRECIATION    RAINIER LARGE CAP EQUITY        FUNDS GROWTH     ALLOCATION     FUNDS BOND     ALLOCATION
                 SUB-ACCOUNT                 SUB-ACCOUNT         SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
------------------------------- ------------------------------ --------------- -------------- -------------- --------------
     2008               2007        2008         2007 (A)            2008 (B)       2008 (B)       2008 (B)       2008 (B)
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
  $ 8,444          $ (26,602)   $ (1,531)             $ --           $ 7,453       $ 27,453        $ 8,954       $ 45,285
  (40,865)           (78,252)        312                --           (10,261)      (105,306)          (112)        (7,312)
 (708,069)           293,072     (41,979)               --          (151,558)      (332,185)       (10,363)      (455,046)
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
 (740,490)           188,218     (43,198)               --          (154,366)      (410,038)        (1,521)      (417,073)
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
       --                 --      71,689                --             1,496            100            748         20,000
  (14,417)           (72,275)     37,563                --           400,633      1,489,805        206,630      1,624,843
   (2,075)            (1,969)       (475)               --              (858)        (7,603)          (155)        (3,044)
 (150,108)          (255,916)       (552)               --            (6,462)       (19,460)        (1,874)        (4,078)
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
 (166,600)          (330,160)    108,225                --           394,809      1,462,842        205,349      1,637,721
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
 (907,090)          (141,942)     65,027                --           240,443      1,052,804        203,828      1,220,648
1,816,460          1,958,402          --                --                --             --             --             --
--------------- -------------- ----------- ------------------- --------------- -------------- -------------- --------------
$ 909,370        $ 1,816,460    $ 65,027              $ --         $ 240,443    $ 1,052,804      $ 203,828    $ 1,220,648
=============== ============== =========== =================== =============== ============== ============== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                           MIST                            MIST
                                            MIST       AMERICAN            MIST    MET/FRANKLIN
                                        AMERICAN          FUNDS    MET/FRANKLIN       TEMPLETON
                                           FUNDS       MODERATE          MUTUAL        FOUNDING                       RUSSELL
                                   INTERNATIONAL     ALLOCATION          SHARES        STRATEGY            MULTI-STYLE EQUITY
                                     SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT                   SUB-ACCOUNT
                                   ---------------- -------------- --------------- --------------- -----------------------------
                                         2008 (B)       2008 (B)        2008 (B)        2008 (B)        2008             2007
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)           $ 7,044        $ 2,814         $ 6,498         $ 1,127        $ 797         $ (7,655)
  Net realized gains (losses)             (3,852)       (48,892)        (18,235)           (430)     (11,770)         144,953
  Change in unrealized gains
     (losses) on investments               4,242        (21,881)        (29,098)        (51,255)    (557,878)          29,934
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from operations                     7,434        (67,959)        (40,835)        (50,558)    (568,851)         167,232
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners                     --             --             450          42,000        1,080            1,780
  Net transfers (including fixed
     account)                            104,973        200,768         316,682         142,458       32,530         (290,929)
  Contract charges                           (12)          (775)           (325)           (934)        (262)            (283)
  Transfers for contract benefits
     and terminations                       (734)          (785)         (2,024)             29     (424,429)        (512,879)
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions        104,227        199,208         314,783         183,553     (391,081)        (802,311)
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
     Net increase (decrease)
       in net assets                     111,661        131,249         273,948         132,995     (959,932)        (635,079)
NET ASSETS:
  Beginning of period                         --             --              --              --    1,683,870        2,318,949
                                   ---------------- -------------- --------------- --------------- ------------ ----------------
  End of period                        $ 111,661      $ 131,249       $ 273,948       $ 132,995    $ 723,938      $ 1,683,870
                                   ================ ============== =============== =============== ============ ================

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                  RUSSELL
        AGGRESSIVE EQUITY          RUSSELL NON-U.S.           RUSSELL CORE BOND    RUSSELL REAL ESTATE SECURITIES
              SUB-ACCOUNT               SUB-ACCOUNT                 SUB-ACCOUNT                       SUB-ACCOUNT
---------------------------- ------------------------- --------------------------- ---------------------------------
     2008            2007         2008         2007         2008           2007        2008                  2007
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
 $ (1,355)         $ (4,058)    $ (8,680)     $ 8,896     $ 23,745       $ 45,674       $ 720               $ 1,424
  (18,411)           72,128      (13,915)     310,895        2,793            307      (3,508)               63,591
  (88,205)          (57,032)    (283,879)    (233,363)     (74,093)        21,071     (52,305)              (95,446)
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
 (107,971)           11,038     (306,474)      86,428      (47,555)        67,052     (55,093)              (30,431)
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
      144               232          486          818           --            400          90                   170
    8,965           (54,449)      20,771     (183,011)     (67,934)        20,815       5,669                (8,204)
      (62)              (68)        (107)        (126)        (115)          (130)        (21)                  (25)
  (84,600)         (102,894)    (213,227)    (281,736)    (295,359)      (377,287)     (4,356)              (63,336)
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
  (75,553)         (157,179)    (192,077)    (464,055)    (363,408)      (356,202)      1,382               (71,395)
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
 (183,524)         (146,141)    (498,551)    (377,627)    (410,963)      (289,150)    (53,711)             (101,826)
  308,931           455,072      853,130    1,230,757    1,149,258      1,438,408     148,973               250,799
---------------- ----------- ------------ ------------ ------------ -------------- ----------- ---------------------
$ 125,407         $ 308,931    $ 354,579    $ 853,130    $ 738,295    $ 1,149,258    $ 95,262             $ 148,973
================ =========== ============ ============ ============ ============== =========== =====================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                       AIM V.I. INTERNATIONAL            DWS GOVERNMENT &
                                                       GROWTH           AGENCY SECURITIES         MSF DAVIS VENTURE VALUE
                                                  SUB-ACCOUNT                 SUB-ACCOUNT                     SUB-ACCOUNT
                                   ----------------------------- --------------------------- -------------------------------
                                        2008             2007         2008           2007            2008            2007
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ (8,083)         $ (13,248)     $ 5,436        $ 8,211       $ (80,037)     $ (274,693)
  Net realized gains (losses)         49,036            155,141          752         (1,031)        256,848       2,432,524
  Change in unrealized gains
     (losses) on investments        (459,509)              (875)        (927)           895     (10,201,029)     (1,256,802)
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations              (418,556)           141,018        5,261          8,075     (10,024,218)        901,029
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              8,894              1,890           --             --         185,363         384,441
  Net transfers (including fixed
     account)                        (92,100)          (360,136)     (26,789)         3,973        (711,559)     (4,615,703)
  Contract charges                    (3,109)            (3,201)        (124)          (119)        (85,550)        (98,006)
  Transfers for contract benefits
     and terminations                (62,071)           (70,591)     (23,973)       (73,101)     (1,856,415)     (3,091,460)
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions   (148,386)          (432,038)     (50,886)       (69,247)     (2,468,161)     (7,420,728)
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
     Net increase (decrease)
       in net assets                (566,942)          (291,020)     (45,625)       (61,172)    (12,492,379)     (6,519,699)
NET ASSETS:
  Beginning of period              1,140,247          1,431,267      178,667        239,839      26,447,088      32,966,787
                                   ---------------- ------------ ---------------- ---------- --------------- ---------------
  End of period                    $ 573,305        $ 1,140,247    $ 133,042      $ 178,667    $ 13,954,709    $ 26,447,088
                                   ================ ============ ================ ========== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

        MSF HARRIS OAKMARK                                                                                MSF CAPITAL
             FOCUSED VALUE           MSF JENNISON GROWTH          MSF MFS TOTAL RETURN           GUARDIAN U.S. EQUITY
               SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
----------------------------- ----------------------------- ----------------------------- ------------------------------
       2008           2007           2008           2007           2008           2007           2008            2007
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
  $ (97,433)    $ (128,391)      $ 37,361     $ (114,691)     $ 137,580       $ 63,979      $ (20,058)     $ (126,720)
    273,831      1,263,317        472,261        926,001        265,440        343,518        758,555       1,675,403
 (3,330,193)    (1,844,089)    (3,071,142)       (66,489)    (1,815,126)      (198,312)    (5,249,620)     (1,640,186)
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
 (3,153,795)      (709,163)    (2,561,520)       744,821     (1,412,106)       209,185     (4,511,123)        (91,503)
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
    126,118         66,850         96,678         36,735             75         24,550         12,076          26,388
   (328,099)      (674,719)      (828,375)    (1,223,049)      (369,922)        53,160       (821,376)       (464,530)
    (21,742)       (27,622)       (24,575)       (27,493)       (13,037)       (11,262)       (14,137)        (15,876)
   (524,046)      (946,964)      (548,384)      (867,861)      (598,103)      (429,836)    (1,122,208)     (2,407,181)
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
   (747,769)    (1,582,455)    (1,304,656)    (2,081,668)      (980,987)      (363,388)    (1,945,645)     (2,861,199)
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
 (3,901,564)    (2,291,618)    (3,866,176)    (1,336,847)    (2,393,093)      (154,203)    (6,456,768)     (2,952,702)
  7,309,240      9,600,858      7,709,863      9,046,710      6,596,531      6,750,734     12,307,096      15,259,798
-------------- -------------- -------------- -------------- -------------- -------------- -------------- ---------------
$ 3,407,676    $ 7,309,240    $ 3,843,687    $ 7,709,863    $ 4,203,438    $ 6,596,531    $ 5,850,328    $ 12,307,096
============== ============== ============== ============== ============== ============== ============== ===============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                            MSF JULIUS BAER
                                        INTERNATIONAL STOCK       MSF METLIFE STOCK INDEX      MSF BLACKROCK MONEY MARKET
                                                SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                   --------------------------- ----------------------------- -------------------------------
                                        2008           2007           2008           2007            2008            2007
                                   ------------ -------------- -------------- -------------- --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)      $ 11,831       $ (7,037)       $ 4,233      $ (80,103)      $ 155,437       $ 425,136
  Net realized gains (losses)         83,490        338,521        158,951        892,962              --              --
  Change in unrealized gains
     (losses) on investments        (540,761)      (233,512)    (2,906,318)      (498,557)             --              --
                                   ------------ -------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations              (445,440)        97,972     (2,743,134)       314,302         155,437         425,136
                                   ------------ -------------- -------------- -------------- --------------- ---------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contract owners              5,860         30,018         95,766         13,418         106,684          52,345
  Net transfers (including fixed
     account)                          7,364       (575,088)      (149,011)      (540,647)     16,150,237       6,136,404
  Contract charges                    (3,472)        (4,059)       (25,642)       (31,147)        (74,467)        (39,501)
  Transfers for contract benefits
     and terminations                (52,608)       (50,267)      (990,507)    (1,472,809)     (8,749,833)     (8,022,936)
                                   ------------ -------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from contract transactions    (42,856)      (599,396)    (1,069,394)    (2,031,185)      7,432,621      (1,873,688)
                                   ------------ -------------- -------------- -------------- --------------- ---------------
     Net increase (decrease)
       in net assets                (488,296)      (501,424)    (3,812,528)    (1,716,883)      7,588,058      (1,448,552)
NET ASSETS:
  Beginning of period              1,024,941      1,526,365      7,830,961      9,547,844      14,689,078      16,137,630
                                   ------------ -------------- -------------- -------------- --------------- ---------------
  End of period                    $ 536,645    $ 1,024,941    $ 4,018,433    $ 7,830,961    $ 22,277,136    $ 14,689,078
                                   ============ ============== ============== ============== =============== ===============

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

                                                                 MSF FRANKLIN TEMPLETON    MSF WESTERN ASSET MANAGEMENT
 MSF BLACKROCK BOND INCOME    MSF BLACKROCK STRATEGIC VALUE            SMALL CAP GROWTH    STRATEGIC BOND OPPORTUNITIES
               SUB-ACCOUNT                      SUB-ACCOUNT                 SUB-ACCOUNT                     SUB-ACCOUNT
----------------------------- -------------------------------- --------------------------- -------------------------------
       2008           2007         2008                2007         2008           2007         2008               2007
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
   $ 78,305       $ 29,706     $ (3,621)           $ (5,834)   $ (12,022)     $ (17,913)    $ 14,985            $ 7,401
    (50,581)        41,700       19,483              39,714       69,045        171,540       (6,471)             7,008
   (144,415)         5,691     (148,530)            (51,424)    (492,425)       (87,284)     (99,536)               682
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
   (116,691)        77,097     (132,668)            (17,544)    (435,402)        66,343      (91,022)            15,091
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
      6,811         48,990           --                  50        5,744          5,850           --                 --
    676,284       (974,715)       7,687            (111,839)      57,319     (1,011,831)     (89,151)          (110,923)
     (5,098)        (4,547)      (1,097)             (1,160)      (3,640)        (4,035)      (2,335)            (2,238)
   (323,863)      (630,424)     (19,267)            (25,001)     (43,227)       (71,755)     (45,012)           (78,685)
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
    354,134     (1,560,696)     (12,677)           (137,950)      16,196     (1,081,771)    (136,498)          (191,846)
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
    237,443     (1,483,599)    (145,345)           (155,494)    (419,206)    (1,015,428)    (227,520)          (176,755)
  1,650,309      3,133,908      351,242             506,736    1,024,102      2,039,530      650,719            827,474
-------------- -------------- ------------ ------------------- ------------ -------------- ------------ ------------------
$ 1,887,752    $ 1,650,309    $ 205,897           $ 351,242    $ 604,896    $ 1,024,102    $ 423,199          $ 650,719
============== ============== ============ =================== ============ ============== ============ ==================

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                             MSF WESTERN ASSET           MSF T. ROWE PRICE             MSF T. ROWE PRICE
                                    MANAGEMENT U.S. GOVERNMENT            SMALL CAP GROWTH              LARGE CAP GROWTH
                                                   SUB-ACCOUNT                 SUB-ACCOUNT                   SUB-ACCOUNT
                                    ----------------------------- --------------------------- -----------------------------
                                           2008           2007         2008           2007           2008           2007
                                    -------------- -------------- ------------ -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 39,133       $ (5,774)   $ (11,731)     $ (15,872)     $ (47,288)     $ (74,728)
  Net realized gains (losses)            (1,783)            61      148,994         57,422         86,780        637,102
  Change in unrealized appreciation
     (depreciation) on investments      (87,010)        31,657     (482,671)        51,347     (2,290,067)       (38,335)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations                  (49,660)        25,944     (345,408)        92,897     (2,250,575)       524,039
                                    -------------- -------------- ------------ -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contracts owners                   --          5,250        1,400          1,421         28,522         37,542
  Net transfers (including fixed
     account)                           614,815      1,165,054      (59,419)       (83,936)      (269,940)    (4,324,066)
  Contract charges                       (1,385)          (141)      (2,110)        (2,328)       (16,412)       (18,179)
  Transfers for contract benefits &
     terminations                       (19,460)        (2,155)     (48,934)      (179,171)      (298,971)      (600,593)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from unit transactions           593,970      1,168,008     (109,063)      (264,014)      (556,801)    (4,905,296)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets                    544,310      1,193,952     (454,471)      (171,117)    (2,807,376)    (4,381,257)
NET ASSETS:
  Beginning of period                 1,342,117        148,165    1,006,736      1,177,853      5,495,481      9,876,738
                                    -------------- -------------- ------------ -------------- -------------- --------------
  End of period                     $ 1,886,427    $ 1,342,117    $ 552,265    $ 1,006,736    $ 2,688,105    $ 5,495,481
                                    ============== ============== ============ ============== ============== ==============


(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

         MSF OPPENHEIMER            MSF
           GLOBAL EQUITY      MFS VALUE    PUTNAM VT GROWTH AND INCOME            PUTNAM VT VISTA
             SUB-ACCOUNT    SUB-ACCOUNT                    SUB-ACCOUNT                SUB-ACCOUNT
--------------------------- -------------- ------------------------------ --------------------------
     2008           2007        2008 (B)        2008              2007        2008           2007
------------ -------------- -------------- ------------ ----------------- ----------- --------------
 $ 10,790       $ (1,536)        $ (756)     $ 8,797           $ 2,876    $ (2,025)      $ (3,210)
    4,503         34,674           (127)      74,100           308,130     (10,641)        (3,526)
 (562,490)        34,213        (51,498)    (511,202)         (385,659)    (66,686)        17,043
------------ -------------- -------------- ------------ ----------------- ----------- --------------
 (547,197)        67,351        (52,381)    (428,305)          (74,653)    (79,352)        10,307
------------ -------------- -------------- ------------ ----------------- ----------- --------------
       --            477             --           --                --          --             21
  (41,920)        86,798        238,940      (34,759)          (54,981)    (29,970)           810
   (3,077)        (3,301)            --       (1,616)           (2,630)        (78)          (132)
 (102,189)       (31,167)            10      (94,088)         (450,101)     (8,764)       (91,493)
------------ -------------- -------------- ------------ ----------------- ----------- --------------
 (147,186)        52,807        238,950     (130,463)         (507,712)    (38,812)       (90,794)
------------ -------------- -------------- ------------ ----------------- ----------- --------------
 (694,383)       120,158        186,569     (558,768)         (582,365)   (118,164)       (80,487)
1,406,728      1,286,570             --    1,145,146         1,727,511     193,200        273,687
------------ -------------- -------------- ------------ ----------------- ----------- --------------
$ 712,345    $ 1,406,728      $ 186,569    $ 586,378       $ 1,145,146    $ 75,036      $ 193,200
============ ============== ============== ============ ================= =========== ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                          FTVIPT TEMPLETON              FTVIPT TEMPLETON
                                       PUTNAM VT EQUITY INCOME           GROWTH SECURITIES            FOREIGN SECURITIES
                                                   SUB-ACCOUNT                 SUB-ACCOUNT                   SUB-ACCOUNT
                                    ----------------------------- ---------------- ---------- -----------------------------
                                           2008           2007         2008           2007           2008           2007
                                    -------------- -------------- ------------ -------------- -------------- --------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)         $ 30,011       $ 13,592      $ 4,716        $ 2,146       $ 26,354       $ 17,768
  Net realized gains (losses)            77,904        406,990      (21,858)        76,298        195,575        881,887
  Change in unrealized appreciation
     (depreciation) on investments   (1,195,115)      (315,838)    (291,510)       (67,112)    (1,430,917)      (444,802)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from operations               (1,087,200)       104,744     (308,652)        11,332     (1,208,988)       454,853
                                    -------------- -------------- ------------ -------------- -------------- --------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contracts owners                   75         16,682           --         18,450         10,406          6,508
  Net transfers (including fixed
     account)                          (448,816)       130,359       22,505         60,652       (134,854)    (1,807,866)
  Contract charges                       (7,488)        (8,555)      (1,094)        (1,222)        (8,861)       (10,430)
  Transfers for contract benefits &
     terminations                      (259,879)      (407,863)    (120,133)       (83,396)      (303,701)      (379,021)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets resulting
       from unit transactions          (716,108)      (269,377)     (98,722)        (5,516)      (437,010)    (2,190,809)
                                    -------------- -------------- ------------ -------------- -------------- --------------
     Net increase (decrease)
       in net assets                 (1,803,308)      (164,633)    (407,374)         5,816     (1,645,998)    (1,735,956)
NET ASSETS:
  Beginning of period                 3,895,545      4,060,178      735,820        730,004      3,184,231      4,920,187
                                    -------------- -------------- ------------ -------------- -------------- --------------
  End of period                     $ 2,092,237    $ 3,895,545    $ 328,446      $ 735,820    $ 1,538,233    $ 3,184,231
                                    ============== ============== ============ ============== ============== ==============

(a) For the period November 12, 2007 to December 31, 2007. (b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.


         FIDELITY VIP               FIDELITY VIP
  GROWTH OPPORTUNTIES              EQUITY-INCOME       PIMCO VIT HIGH YIELD    PIMCO VIT LOW DURATION
          SUB-ACCOUNT                SUB-ACCOUNT                SUB-ACCOUNT               SUB-ACCOUNT
------------------------ --------------------------- ------------------------- -------------------------
   2008          2007         2008           2007         2008         2007         2008         2007
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
 $ (116)         $ (225)     $ 1,412          $ 369     $ 42,909     $ 50,204     $ 10,102     $ 14,315
   (783)              7      (34,255)        62,307      (22,596)      12,045        2,638       (1,760)
 (8,020)          3,259     (149,305)       (63,326)    (199,604)     (40,004)     (19,412)      11,549
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
 (8,919)          3,041     (182,148)          (650)    (179,291)      22,245       (6,672)      24,104
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
     --              --           --          1,440        1,530       14,650          600           --
    161            (297)     (95,468)       (56,634)      (9,243)    (754,936)     (54,425)     (77,265)
     (3)             (3)      (1,165)        (1,272)      (2,941)      (3,180)        (752)        (818)
 (1,158)           (721)     (23,789)       (16,109)     (59,375)     (98,988)     (53,620)     (49,236)
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
 (1,000)         (1,021)    (120,422)       (72,575)     (70,029)    (842,454)    (108,197)    (127,319)
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
 (9,919)          2,020     (302,570)       (73,225)    (249,320)    (820,209)    (114,869)    (103,215)
 16,289          14,269      504,214        577,439      752,149    1,572,358      415,289      518,504
-------------- --------- ---------------- ---------- ------------ ------------ ------------ ------------
$ 6,370        $ 16,289    $ 201,644      $ 504,214    $ 502,829    $ 752,149    $ 300,420    $ 415,289
============== ========= ================ ========== ============ ============ ============ ============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                      PIMCO VIT STOCKSPLUS
                                         GROWTH AND INCOME        PIMCO VIT TOTAL RETURN    AMERICAN FUNDS GLOBAL GROWTH
                                               SUB-ACCOUNT                   SUB-ACCOUNT                     SUB-ACCOUNT
                                    ------------------------- ----------------------------- -------------------------------
                                        2008          2007           2008           2007         2008               2007
                                    -----------  ------------ -------------- -------------- ------------  -----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
  Net investment income (loss)       $ 2,007       $ 2,821       $ 57,982       $ 73,700      $ 1,146            $ 2,850
  Net realized gains (losses)           (442)        1,622         41,217          9,577      (29,841)             5,210
  Change in unrealized appreciation
     (depreciation) on investments   (20,159)       (2,276)       (43,807)        69,274      (94,025)               893
                                    -----------  ------------ -------------- -------------- ------------  -----------------
     Net increase (decrease)
       in net assets resulting
       from operations               (18,594)        2,167         55,392        152,551     (122,720)             8,953
                                    -----------  ------------ -------------- -------------- ------------  -----------------
CONTRACT TRANSACTIONS:
  Purchase payments received
     from contracts owners                --            --          3,139             --           --              7,577
  Net transfers (including fixed
     account)                            939         8,498       (466,679)      (145,606)     146,396            151,858
  Contract charges                      (137)         (115)        (5,212)        (4,254)        (662)              (306)
  Transfers for contract benefits &
     terminations                     (1,977)       (5,820)      (115,050)      (383,783)     (60,734)              (432)
                                    -----------  ------------ -------------- -------------- ------------  -----------------
     Net increase (decrease)
       in net assets resulting
       from unit transactions         (1,175)        2,563       (583,802)      (533,643)      85,000            158,697
                                    -----------  ------------ -------------- -------------- ------------  -----------------
     Net increase (decrease)
       in net assets                 (19,769)        4,730       (528,410)      (381,092)     (37,720)           167,650
NET ASSETS:
  Beginning of period                 45,507        40,777      2,153,483      2,534,575      174,036              6,386
                                    -----------  ------------ -------------- -------------- ------------  -----------------
  End of period                     $ 25,738      $ 45,507    $ 1,625,073    $ 2,153,483    $ 136,316          $ 174,036
                                    ===========  ============ ============== ============== ============  ==================

(a) For the period November 12, 2007 to December 31, 2007.
(b) For the period April 28, 2008 to December 31, 2008.

The accompanying notes are an integral part of these financial statements.

      AMERICAN
         FUNDS       AMERICAN
  GLOBAL SMALL          FUNDS
CAPITALIZATION         GROWTH
   SUB-ACCOUNT    SUB-ACCOUNT
----------------- --------------
       2008 (B)       2008 (B)
----------------- --------------
        $ (237)       $ 1,274
        (9,649)       (12,924)
       (23,533)      (125,215)
----------------- --------------
       (33,419)      (136,865)
----------------- --------------
            --             --
        65,170        360,707
            --           (358)
            47         (3,792)
----------------- --------------
        65,217        356,557
----------------- --------------
        31,798        219,692
            --             --
----------------- --------------
      $ 31,798      $ 219,692
================= ==============

The accompanying notes are an integral part of these financial statements.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

MetLife Investors Variable Annuity Account Five (the "Separate Account"), a separate account of MetLife Investors Insurance Company (the "Company"), was established by the Board of Directors of MetLife Investors Insurance Company of California ("MLIOC") on March 24, 1992 to support operations of MLIOC with respect to certain variable annuity contracts (the "Contracts"). On November 9, 2006, MLIOC merged into the Company and the Separate Account became a separate account of the Company. The Company is a direct wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Missouri Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

Met Investors Series Trust ("MIST")*
Russell Investment Funds ("Russell")
AIM Variable Insurance Funds ("AIM V.I.")
DWS Variable Series ("DWS")
Metropolitan Series Fund, Inc. ("MSF")*
Putnam Variable Trust ("Putnam VT")
Franklin Templeton Variable Insurance Products Trust ("FTVIPT")
Fidelity Variable Insurance Products ("Fidelity VIP")
PIMCO Variable Insurance Trust ("PIMCO VIT")
American Funds Insurance Series ("American Funds")

* See Note 3 for discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.

Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts were available for investment as of December 31, 2008:

MIST Lord Abbett Growth and Income
Sub-Account**
MIST Lord Abbett Bond Debenture Sub-Account**
MIST Van Kampen Mid Cap Growth Sub-Account**
MIST Lord Abbett Mid Cap Value Sub-Account**
MIST Oppenheimer Capital Appreciation
Sub-Account**
MIST PIMCO Inflation Protected Bond Sub-Account
MIST Legg Mason Partners Aggressive Growth
Sub-Account**
MIST PIMCO Total Return Sub-Account**
MIST RCM Technology Sub-Account
MIST T. Rowe Price Mid Cap Growth Sub-Account**
MIST MFS Research International Sub-Account**
MIST Met/AIM Small Cap Growth Sub-Account**
MIST Lazard Mid Cap Sub-Account**
MIST Harris Oakmark International Sub-Account

MIST Third Avenue Small Cap Value Sub-Account**
MIST Clarion Global Real Estate Sub-Account**
MIST Turner Mid Cap Growth Sub-Account
MIST Goldman Sachs Mid Cap Value Sub-Account
MIST MetLife Defensive Strategy Sub-Account
MIST MetLife Moderate Strategy Sub-Account
MIST MetLife Balanced Strategy Sub-Account
MIST MetLife Growth Strategy Sub-Account
MIST MetLife Aggressive Strategy Sub-Account
MIST Van Kampen Comstock Sub-Account
MIST SSgA Growth ETF Sub-Account
MIST SSgA Growth and Income ETF Sub-Account
MIST Legg Mason Value Equity Sub-Account
MIST Pioneer Fund Sub-Account
MIST Pioneer Strategic Income Sub-Account
MIST MFS Emerging Markets Equity Sub-Account**
MIST Loomis Sayles Global Markets Sub-Account

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONTINUED)

MIST Met/AIM Capital Appreciation Sub-Account
MIST Rainier Large Cap Equity Sub-Account
MIST American Funds Growth Sub-Account (a)
MIST American Funds Balanced Allocation
Sub-Account (a)
MIST American Funds Bond Sub-Account (a)
MIST American Funds Growth Allocation
Sub-Account (a)
MIST American Funds International Sub-Account (a)
MIST American Funds Moderate Allocation
Sub-Account (a)
MIST Met/Franklin Mutual Shares Sub-Account (a)
MIST Met/Franklin Templeton Founding Strategy
Sub-Account (a)
MIST BlackRock High Yield Sub-Account*
MIST Dreman Small Cap Value Sub-Account*
MIST Met/Templeton Growth Sub-account*
Russell Multi-Style Equity Sub-Account
Russell Aggressive Equity Sub-Account
Russell Non-U.S. Sub-Account
Russell Core Bond Sub-Account
Russell Real Estate Securities Sub-Account
AIM V.I. International Growth Sub-Account
DWS Government & Agency Securities Sub-Account
MSF Davis Venture Value Sub-Account**
MSF Harris Oakmark Focused Value Sub-Account
MSF Jennison Growth Sub-Account
MSF MFS Total Return Sub-Account
MSF Capital Guardian U.S. Equity Sub-Account
MSF Julius Baer International Stock Sub-Account
MSF MetLife Stock Index Sub-Account**

MSF BlackRock Money Market Sub-Account**
MSF BlackRock Bond Income Sub-Account**
MSF BlackRock Strategic Value Sub-Account
MSF Franklin Templeton Small Cap Growth
Sub-Account
MSF Western Asset Management Strategic Bond
Opportunities Sub-Account**
MSF Western Asset Management U.S. Government
Sub-Account
MSF T. Rowe Price Small Cap Growth Sub-Account**
MSF T. Rowe Price Large Cap Growth Sub-Account**
MSF Oppenheimer Global Equity Sub-Account
MSF MFS Value Sub-Account (a)
MSF Met/Dimensional International Small Company
Sub-Account* (a)
Putnam VT Growth and Income Sub-Account**
Putnam VT Vista Sub-Account**
Putnam VT Equity Income Sub-Account
FTVIPT Templeton Growth Securities Sub-Account
FTVIPT Templeton Foreign Securities Sub-Account**
Fidelity VIP Growth Opportunties Sub-Account
Fidelity VIP Equity-Income Sub-Account**
PIMCO VIT High Yield Sub-Account
PIMCO VIT Low Duration Sub-Account
PIMCO VIT StocksPLUS Growth and Income
Sub-Account
PIMCO VIT Total Return Sub-Account
American Funds Global Growth Sub-Account
American Funds Global Small Capitalization
Sub-Account (a)
American Funds Growth Sub-Account (a)

* This Sub-Account had no net assets as of December 31, 2008.

** This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts that may assess 12b-1 fees.


(a) This Sub-Account began operations during the year ended December 31, 2008.

The following Sub-Accounts ceased operations during the year ended December 31, 2008:

FTVIPT Templeton Developing Markets Securities Sub-Account
MIST Strategic Growth and Income Sub-Account
MIST Strategic Conservative Growth Sub-Account
MIST Strategic Growth Sub-Account

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

1. ORGANIZATION -- (CONCLUDED)

The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2008:

NAME CHANGES:

OLD NAME
Neuberger Berman Real Estate Portfolio
Cyclical Growth and Income ETF Portfolio
Cyclical Growth ETF Portfolio
FI International Stock Portfolio

NEW NAME
Clarion Global Real Estate Portfolio
SSgA Growth and Income ETF Portfolio
SSgA Growth ETF Portfolio
Julius Baer International Stock Portfolio

MERGERS:

OLD NAME
Strategic Growth and Income Portfolio
Strategic Conservative Growth Portfolio
Strategic Growth Portfolio

NEW NAME
MetLife Balanced Strategy Portfolio
MetLife Growth Strategy Portfolio
MetLife Aggressive Strategy Portfolio

SUBSTITUTION:

OLD NAME
Templeton Developing Markets Securities Fund

NEW NAME
MFS Emerging Markets Equity Portfolio

This report is prepared for the general information of contract owners and is not an offer of units of the Separate Account or shares of the Separate Account's underlying investments. It should not be used in connection with any offer except in conjunction with the prospectus for the Separate Account products offered by the Company and the prospectus of the underlying portfolio, series, or fund, which collectively contain all the pertinent information, including additional information on charges and expenses.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable to variable annuity separate accounts registered as unit investment trusts.

SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.

SECURITY VALUATION
The Sub-Accounts investment in shares of the portfolio, series, or fund of the Trusts is valued at fair value based on the closing net asset value or price per share as determine by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)

FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.

ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is 3.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.

PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.

NET TRANSFERS
Funds transferred by the contract owner into or out of the Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.

USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS
In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("SFAS 157"). SFAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:


Level 1  Unadjusted quoted prices in active markets for identical assets.

Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly.

Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)

ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS -- (CONTINUED)
Effective January 1, 2008, the Separate Account adopted SFAS 157 and applied the provisions of the statement prospectively to assets measured at fair value. The adoption of SFAS 157 had no impact on the fair value of items measured at fair value. Each Sub-Account invests in shares of open-end mutual funds which calculate a daily net asset value based on the value of the underlying securities in its portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily net asset values as reported by the Trusts at the close of each business day. On that basis, the fair value measurements of all shares held by the Separate Account are reported as Level 1.

Effective January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES -- AN INTERPRETATION OF FASB STATEMENT NO. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. The adoption of FIN 48 had no impact on the financial statements of each of the Sub-Accounts.

FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS --AN AMENDMENT OF ACCOUNTING RESEARCH BULLETIN NO. 51 ("SFAS 160"). SFAS 160 defines and establishes accounting and reporting standards for noncontrolling interests in a subsidiary. The pronouncement is effective for fiscal years beginning on or after December 15, 2008. The Separate Account believes the adoption of SFAS 160 will have no material impact on the financial statements of each of the Sub-Accounts.

3. EXPENSES AND RELATED PARTY TRANSACTIONS

The following annual Separate Account charges are asset-based charges and are assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

MORTALITY AND EXPENSE RISK -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is where expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

ADMINISTRATIVE -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

OPTIONAL DEATH BENEFIT RIDER -- For an additional charge, the total death benefit payable may be increased based on the earnings in the Contracts.

The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2008:


Mortality and Expense Risk     0.50% - 1.60%
Administrative                 0.15% - 0.25%
Optional Death Benefit Rider   0.15% - 0.35%

The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONTINUED)

A contract maintenance fee of $30 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee of $25 may be deducted after twelve transfers are made in a contract year. In addition, most Contracts impose a surrender charge which ranges from 0% to 8% if the contract is partially or fully surrendered within the specified surrender charge period. For those contract owners who choose optional benefit riders, these charges range from .25% to 1.50% of the account value and are recorded at each contract anniversary date. These charges are assessed through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

Certain investments in the various portfolios, series, or funds of the MIST and MSF Trusts hold shares which are managed by Met Investors Advisory, LLC and MetLife Advisers, LLC, respectively. Both act in the capacity of investment advisor and are indirect affiliates of the Company.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS

                                                                                          FOR THE YEAR ENDED
                                                        AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                        ----------------------- ----------------------------
                                                                                      COST OF       PROCEEDS
                                                            SHARES     COST ($) PURCHASES ($) FROM SALES ($)
                                                        ---------- ------------ ------------- --------------
MIST Lord Abbett Growth and Income Sub-Account           2,802,384   68,668,100     8,817,723     13,293,844
MIST Lord Abbett Bond Debenture Sub-Account              1,845,866   22,400,169     1,826,947      6,496,934
MIST Van Kampen Mid Cap Growth Sub-Account                 402,924    3,791,934       550,861        764,720
MIST Lord Abbett Mid Cap Value Sub-Account               1,120,840   22,455,669     3,043,279      3,891,317
MIST Oppenheimer Capital Appreciation Sub-Account        1,549,796   12,179,192     3,469,973      2,347,954
MIST PIMCO Inflation Protected Bond Sub-Account            503,313    5,385,734     1,122,222      4,337,308
MIST Legg Mason Partners Aggressive Growth Sub-Account   1,018,375    7,418,813       165,537      1,313,113
MIST PIMCO Total Return Sub-Account                      2,079,714   23,877,609     4,947,678      7,101,280
MIST RCM Technology Sub-Account                            204,815      965,298       489,730        326,912
MIST T. Rowe Price Mid Cap Growth Sub-Account            1,079,302    8,119,717     1,350,504      1,810,415
MIST MFS Research International Sub-Account              1,306,962   16,197,716     2,411,461      3,087,943
MIST Met/AIM Small Cap Growth Sub-Account                  420,351    5,263,767       630,564      1,473,875
MIST Lazard Mid Cap Sub-Account                            457,938    6,060,096       669,018      1,053,457
MIST Harris Oakmark International Sub-Account              642,896    9,735,638     1,751,821      1,858,900
MIST Third Avenue Small Cap Value Sub-Account              422,032    6,613,858       853,235      1,298,111
MIST Clarion Global Real Estate Sub-Account                367,566    4,933,672       744,047      1,189,786
MIST Turner Mid Cap Growth Sub-Account                      70,935      861,652       188,125        262,019
MIST Goldman Sachs Mid Cap Value Sub-Account               175,247    2,334,122       267,071        442,745
MIST MetLife Defensive Strategy Sub-Account              1,577,611   16,525,463    11,968,340      6,247,769
MIST MetLife Moderate Strategy Sub-Account               3,033,498   32,486,252    11,627,740      8,730,533
MIST MetLife Balanced Strategy Sub-Account              10,020,205  101,451,284    25,346,401     21,722,433
MIST MetLife Growth Strategy Sub-Account                 9,512,313   96,787,439    27,071,294     24,059,595
MIST MetLife Aggressive Strategy Sub-Account             1,848,031   15,892,999     9,946,643      2,985,769
MIST Van Kampen Comstock Sub-Account                       452,716    4,852,567       528,087        646,748
MIST SSgA Growth ETF Sub-Account                           176,913    1,914,995       146,320        200,974
MIST SSgA Growth and Income ETF Sub-Account                103,177    1,044,577       310,530        475,588
MIST Legg Mason Value Equity Sub-Account                   348,059    3,371,697       614,859        444,694
MIST Pioneer Fund Sub-Account                                6,395       88,586        89,014            357
MIST Pioneer Strategic Income Sub-Account                   70,685      675,451       984,443        466,782
MIST MFS Emerging Markets Equity Sub-Account               277,399    3,381,457     3,723,438        688,398
MIST Loomis Sayles Global Markets Sub-Account               52,644      599,891       797,701        411,586
MIST Met/AIM Capital Appreciation Sub-Account              133,812    1,542,399        36,333        194,237
MIST Rainier Large Cap Equity Sub-Account                   11,304      107,089       110,080          2,245
MIST American Funds Growth Sub-Account (a)                  43,120      392,168       421,623         19,195
MIST American Funds Balanced Allocation Sub-Account (a)    154,417    1,385,310     2,338,592        847,917
MIST American Funds Bond Sub-Account (a)                    23,778      214,376       216,914          2,425
MIST American Funds Growth Allocation Sub-Account (a)      198,879    1,676,162     1,713,021         29,526
MIST American Funds International Sub-Account (a)           19,571      107,511       121,042          9,678
MIST American Funds Moderate Allocation Sub-Account (a)     17,572      153,318       371,296        169,083
MIST Met/Franklin Mutual Shares Sub-Account (a)             42,379      303,294       387,118         65,590
MIST Met/Franklin Templeton Founding Strategy
  Sub-Account (a)                                           19,097      184,360       186,943          2,152
Russell Multi-Style Equity Sub-Account                      79,656    1,091,975        69,034        445,350
Russell Aggressive Equity Sub-Account                       17,102      226,272        11,340         88,158
Russell Non-U.S. Sub-Account                                47,100      545,415        28,762        222,881
Russell Core Bond Sub-Account                               78,888      808,230        62,344        383,427
Russell Real Estate Securities Sub-Account                  10,078      166,723        11,447          9,231
AIM V.I. International Growth Sub-Account                   29,724      723,737        57,204        202,789
DWS Government & Agency Securities Sub-Account              10,743      129,717        10,505         55,949
MSF Davis Venture Value Sub-Account                        645,785   18,162,656       954,856      3,381,039
MSF Harris Oakmark Focused Value Sub-Account                33,001    7,423,196       961,183      1,132,656
MSF Jennison Growth Sub-Account                            495,545    5,513,475       869,609      1,627,528
MSF MFS Total Return Sub-Account                            39,430    5,601,481       802,731      1,197,140
MSF Capital Guardian U.S. Equity Sub-Account               907,687   10,375,417     1,604,910      2,244,055
MSF Julius Baer International Stock Sub-Account             69,834      799,386       180,714        112,163

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4. STATEMENTS OF INVESTMENTS -- (CONTINUED)

                                                                                             FOR THE YEAR ENDED
                                                           AS OF DECEMBER 31, 2008            DECEMBER 31, 2008
                                                           ----------------------- ----------------------------
                                                                                         COST OF       PROCEEDS
                                                            SHARES        COST ($) PURCHASES ($) FROM SALES ($)
                                                           ------- --------------- ------------- --------------
MSF MetLife Stock Index Sub-Account                        187,505       5,808,475       461,650      1,265,580
MSF BlackRock Money Market Sub-Account                     222,781      22,278,144    18,640,956     11,052,797
MSF BlackRock Bond Income Sub-Account                       18,619       1,978,016     1,302,831        869,982
MSF BlackRock Strategic Value Sub-Account                   24,710         406,866        38,345         25,296
MSF Franklin Templeton Small Cap Growth Sub-Account        108,880       1,090,405       175,670         82,662
MSF Western Asset Management Strategic Bond
  Opportunities Sub-Account                                 41,170         510,623        26,879        144,806
MSF Western Asset Management U.S. Government
  Sub-Account                                              158,963       1,938,275       701,086         67,656
MSF T. Rowe Price Small Cap Growth Sub-Account              62,179         831,879       190,815        142,673
MSF T. Rowe Price Large Cap Growth Sub-Account             298,264       4,108,361       464,193        815,596
MSF Oppenheimer Global Equity Sub-Account                   72,303       1,123,022       131,531        224,081
MSF MFS Value Sub-Account (a)                               20,215         238,086       238,952            740
Putnam VT Growth and Income Sub-Account                     51,011       1,192,155       195,358        151,735
Putnam VT Vista Sub-Account                                  8,872         130,271           721         41,404
Putnam VT Equity Income Sub-Account                        216,495       2,928,408       210,829        752,019
FTVIPT Templeton Growth Securities Sub-Account              39,997         572,853       101,497        152,159
FTVIPT Templeton Foreign Securities Sub-Account            142,715       2,265,121       384,864        553,729
Fidelity VIP Growth Opportunities Sub-Account                  642          12,950           332          1,427
Fidelity VIP Equity-Income Sub-Account                      15,553         364,898        21,641        140,047
PIMCO VIT High Yield Sub-Account                            88,948         713,629       123,781        149,024
PIMCO VIT Low Duration Sub-Account                          31,085         317,999        59,631        152,588
PIMCO VIT StocksPLUS Growth and Income Sub-Account           4,389          42,608         6,446          5,539
PIMCO VIT Total Return Sub-Account                         157,656       1,610,093       122,682        616,791
American Funds Global Growth Sub-Account                     9,854         229,764       231,689        120,183
American Funds Global Small Capitalization Sub-Account (a)   2,896          55,474        90,789         21,884
American Funds Growth Sub-Account (a)                        6,611         345,167       443,502         76,543

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


5. SCHEDULES OF UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                   MIST LORD ABBETT GROWTH       MIST LORD ABBETT BOND             MIST VAN KAMPEN
                                                AND INCOME                   DEBENTURE              MID CAP GROWTH
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2008           2007          2008          2007          2008          2007
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units beginning of year           1,528,382      1,915,946     1,459,734     1,612,795       381,099       398,049
Units issued and transferred
  from other funding options         35,953         41,592        46,460       216,324        15,530        50,694
Units redeemed and transferred to
  other funding options            (294,372)      (429,156)     (364,931)     (369,385)      (75,163)      (67,644)
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units end of year                 1,269,963      1,528,382     1,141,263     1,459,734       321,466       381,099
                                  ============ ============== ============= ============= ============= =============
                                  MIST LEGG MASON PARTNERS
                                         AGGRESSIVE GROWTH     MIST PIMCO TOTAL RETURN         MIST RCM TECHNOLOGY
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2008           2007          2008          2007          2008          2007
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units beginning of year           1,121,012      1,495,494     2,095,179     2,905,103       179,958       257,635
Units issued and transferred
  from other funding options         41,702         69,113       335,139       229,326        31,076        32,738
Units redeemed and transferred to
  other funding options            (208,153)      (443,595)     (607,488)   (1,039,250)      (71,712)     (110,415)
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units end of year                   954,561      1,121,012     1,822,830     2,095,179       139,322       179,958
                                  ============ ============== ============= ============= ============= =============
                                                                   MIST HARRIS OAKMARK           MIST THIRD AVENUE
                                       MIST LAZARD MID CAP               INTERNATIONAL             SMALL CAP VALUE
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2008           2007          2008          2007          2008          2007
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units beginning of year             390,865        212,281       590,374       660,763       415,915       506,048
Units issued and transferred
  from other funding options         21,581        293,109        30,608        37,700        38,779        27,355
Units redeemed and transferred to
  other funding options             (80,768)      (114,525)     (129,637)     (108,089)      (90,314)     (117,488)
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units end of year                   331,678        390,865       491,344       590,374       364,381       415,915
                                  ============ ============== ============= ============= ============= =============
                                    MIST METLIFE DEFENSIVE       MIST METLIFE MODERATE       MIST METLIFE BALANCED
                                                  STRATEGY                    STRATEGY                    STRATEGY
                                               SUB-ACCOUNT                 SUB-ACCOUNT                 SUB-ACCOUNT
                                  --------------------------- --------------------------- ---------------------------
                                       2008           2007          2008          2007          2008          2007
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units beginning of year           1,001,393        724,900     2,714,321     3,212,936     9,010,225     9,580,884
Units issued and transferred
  from other funding options      1,256,533      1,092,773     1,184,082       476,011     1,949,860       640,155
Units redeemed and transferred to
  other funding options            (744,932)      (816,280)   (1,020,039)     (974,626)   (2,201,892)   (1,210,814)
                                  ------------ -------------- ------------- ------------- ------------- -------------
Units end of year                 1,512,995      1,001,393     2,878,364     2,714,321     8,758,193     9,010,225
                                  ============ ============== ============= ============= ============= =============

MIST LORD ABBETT MID CAP    MIST OPPENHEIMER CAPITAL      MIST PIMCO INFLATION
                   VALUE                APPRECIATION            PROTECTED BOND
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- --------------------------- -------------------------
      2008          2007         2008           2007        2008          2007
------------- ------------- ------------ -------------- ----------- -------------
   829,490       881,141    1,304,138      1,689,855     729,577     1,004,539
    34,015       226,734       79,530         89,025      81,550        52,378
  (185,367)     (278,385)    (296,718)      (474,742)   (360,348)     (327,340)
------------- ------------- ------------ -------------- ----------- -------------
   678,139       829,490    1,086,950      1,304,138     450,779       729,577
============= ============= ============ ============== =========== =============
      MIST T. ROWE PRICE           MIST MFS RESEARCH    MIST MET/AIM SMALL CAP
          MID CAP GROWTH               INTERNATIONAL                    GROWTH
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- --------------------------- -------------------------
      2008          2007         2008           2007        2008          2007
------------- ------------- ------------ -------------- ----------- -------------
 1,147,093     1,656,280    1,028,048      1,398,462     462,928       662,032
    66,018        63,695       58,990         90,522      24,366        15,359
  (229,921)     (572,882)    (210,941)      (460,936)   (118,955)     (214,463)
------------- ------------- ------------ -------------- ----------- -------------
   983,191     1,147,093      876,097      1,028,048     368,338       462,928
============= ============= ============ ============== =========== =============
MIST CLARION GLOBAL REAL         MIST TURNER MID CAP        MIST GOLDMAN SACHS
                  ESTATE                      GROWTH             MID CAP VALUE
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- --------------------------- -------------------------
      2008          2007         2008           2007        2008          2007
------------- ------------- ------------ -------------- ----------- -------------
   348,500       482,911       76,486         94,556     170,346       200,535
    33,792        43,013        9,755          7,032       9,450        37,110
   (96,974)     (177,424)     (21,155)       (25,102)    (34,461)      (67,299)
------------- ------------- ------------ -------------- ----------- -------------
   285,317       348,500       65,085         76,486     145,335       170,346
============= ============= ============ ============== =========== =============
     MIST METLIFE GROWTH     MIST METLIFE AGGRESSIVE           MIST VAN KAMPEN
                STRATEGY                    STRATEGY                  COMSTOCK
             SUB-ACCOUNT                 SUB-ACCOUNT               SUB-ACCOUNT
--------------------------- --------------------------- -------------------------
      2008          2007         2008           2007        2008          2007
------------- ------------- ------------ -------------- ----------- -------------
 8,323,371     8,584,569      732,734        997,155     450,805       508,237
 2,369,057       624,534    1,061,303        325,771      55,064        78,122
(2,247,155)     (885,732)    (274,528)      (590,192)    (85,148)     (135,554)
------------- ------------- ------------ -------------- ----------- -------------
 8,445,273     8,323,371    1,519,509        732,734     420,721       450,805
============= ============= ============ ============== =========== =============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                          MIST SSGA GROWTH AND    MIST LEGG MASON VALUE
                                  MIST SSGA GROWTH ETF              INCOME ETF                   EQUITY
                                           SUB-ACCOUNT             SUB-ACCOUNT              SUB-ACCOUNT
                                  ----------------------- ----------------------- ------------------------
                                     2008         2007       2008         2007       2008          2007
                                  ---------- ------------ ---------- ------------ ---------- -------------
Units beginning of year           188,381      157,057    118,434      126,353    321,742       430,376
Units issued and transferred
  from other funding options        7,205       33,617     27,426          100     89,537        18,278
Units redeemed and transferred to
  other funding options           (19,951)      (2,293)   (43,973)      (8,019)   (67,218)     (126,912)
                                  ---------- ------------ ---------- ------------ ---------- -------------
Units end of year                 175,636      188,381    101,887      118,434    344,061       321,742
                                  ========== ============ ========== ============ ========== =============

                                       MIST LOOMIS SAYLES          MIST MET/AIM CAPITAL       MIST RAINIER LARGE CAP
                                           GLOBAL MARKETS                  APPRECIATION                       EQUITY
                                              SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                  ------------------------------ ----------------------------- ----------------------------
                                     2008                2007       2008               2007         2008         2007 (A)
                                  -------------  --------------- ------------  --------------- --------------  ------------
Units beginning of year            31,213              14,592    111,257            168,519           --              --
Units issued and transferred
  from other funding options       62,667              18,714      1,037            131,438       11,557              --
Units redeemed and transferred to
  other funding options           (44,736)             (2,093)   (13,806)          (188,700)        (160)             --
                                  -------------  --------------- ------------  --------------- --------------  ------------
Units end of year                  49,144              31,213     98,488            111,257       11,397              --
                                  =============  =============== ============  =============== ==============  ============

                                                           MIST
                                           MIST    MET/FRANKLIN
                                   MET/FRANKLIN       TEMPLETON
                                         MUTUAL        FOUNDING
                                         SHARES        STRATEGY    RUSSELL MULTI-STYLE EQUITY    RUSSELL AGGRESSIVE EQUITY
                                    SUB-ACCOUNT     SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                  -------------  --------------- ----------------------------- ----------------------------
                                  2008 (B)            2008 (B)      2008               2007         2008            2007
                                  -------------  --------------- ------------  --------------- --------------  ------------
Units beginning of year                --                  --    117,189            175,616       19,971          29,998
Units issued and transferred
  from other funding options       50,159              19,037      4,245              1,191          912             323
Units redeemed and transferred to
  other funding options            (8,648)               (116)   (35,464)           (59,618)      (6,480)        (10,350)
                                  -------------  --------------- ------------  --------------- --------------  ------------
Units end of year                  41,512              18,921     85,970            117,189       14,403          19,971
                                  =============  =============== ============  =============== ==============  ============

                                   AIM V.I. INTERNATIONAL       DWS GOVERNMENT & AGENCY
                                                   GROWTH                    SECURITIES      MSF DAVIS VENTURE VALUE
                                              SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                  -------------------------- ----------------------------- ----------------------------
                                     2008            2007       2008               2007         2008            2007
                                  ---------- --------------- ---------- ------------------ ------------ ---------------
Units beginning of year            51,596          69,370     12,257             17,174    1,708,658       2,206,484
Units issued and transferred
  from other funding options        3,942           2,840        213                427       95,764          87,627
Units redeemed and transferred to
  other funding options           (11,754)        (20,614)    (3,641)            (5,344)    (292,150)       (585,453)
                                  ---------- --------------- ---------- ------------------ ------------ ---------------
Units end of year                  43,783          51,596      8,829             12,257    1,512,272       1,708,658
                                  ========== =============== ========== ================== ============ ===============

                    MIST PIONEER STRATEGIC           MIST MFS EMERGING
  MIST PIONEER FUND                 INCOME              MARKETS EQUITY
        SUB-ACCOUNT            SUB-ACCOUNT                 SUB-ACCOUNT
------------------- ------------------------- ---------------------------
    2008       2007     2008          2007        2008            2007
-------- ---------- ----------- ------------- ----------- ---------------
      --         --   10,589           997      57,753          17,596
   4,451         --   46,171        10,634     278,033          54,508
      --         --  (24,676)       (1,042)    (87,978)        (14,351)
-------- ---------- ----------- ------------- ----------- ---------------
   4,451         --   32,085        10,589     247,808          57,753
======== ========== =========== ============= =========== ===============

                         MIST                          MIST                           MIST
         MIST        AMERICAN           MIST       AMERICAN           MIST        AMERICAN
      AMERICAN          FUNDS       AMERICAN          FUNDS       AMERICAN           FUNDS
         FUNDS       BALANCED          FUNDS         GROWTH          FUNDS        MODERATE
        GROWTH     ALLOCATION           BOND     ALLOCATION  INTERNATIONAL      ALLOCATION
   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT
-------------- -------------- -------------- -------------- -------------- ---------------
    2008 (B)       2008 (B)       2008 (B)       2008 (B)       2008 (B)       2008 (B)
-------------- -------------- -------------- -------------- -------------- ---------------
         --             --             --             --             --             --
     44,762        250,277         29,014        195,537         20,159         40,010
     (2,972)       (99,929)        (6,192)        (3,425)        (1,697)       (22,914)
-------------- -------------- -------------- -------------- -------------- ---------------
     41,790        150,349         22,822        192,112         18,462         17,095
============== ============== ============== ============== ============== ===============

                                                RUSSELL REAL ESTATE
   RUSSELL NON-U.S.       RUSSELL CORE BOND              SECURITIES
        SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
---------------------- ----------------------- -----------------------
   2008        2007        2008        2007       2008         2007
---------- ----------- ----------- ----------- ---------- ------------
 45,104      70,655      76,103     100,722      5,211        7,279
  1,989         359         582       2,507        475          434
(14,079)    (25,910)    (25,271)    (27,126)      (349)      (2,502)
---------- ----------- ----------- ----------- ---------- ------------
 33,015      45,104      51,414      76,103      5,338        5,211
========== =========== =========== =========== ========== ============

 MSF HARRIS OAKMARK
      FOCUSED VALUE     MSF JENNISON GROWTH    MSF MFS TOTAL RETURN
        SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
---------------------- ----------------------- -----------------------
   2008        2007        2008        2007       2008         2007
---------- ----------- ----------- ----------- ---------- ------------
451,631     541,143     623,051     793,382    277,097      293,357
 36,394      20,069      36,765      55,485     10,944       15,090
(89,782)   (109,581)   (165,950)   (225,816)   (55,954)     (31,350)
---------- ----------- ----------- ----------- ---------- ------------
398,243     451,631     493,866     623,051    232,087      277,097
========== =========== =========== =========== ========== ============

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                     MSF CAPITAL GUARDIAN               MSF JULIUS BAER
                                              U.S. EQUITY           INTERNATIONAL STOCK    MSF METLIFE STOCK INDEX
                                              SUB-ACCOUNT                   SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ----------------------------- --------------------------
                                      2008           2007       2008               2007        2008           2007
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units beginning of year            963,642      1,179,770     48,499             78,431     580,400        730,771
Units issued and transferred
  from other funding options        33,209        111,513      4,985              1,620      15,795         45,082
Units redeemed and transferred to
  other funding options           (218,240)      (327,641)    (7,292)           (31,552)   (113,142)      (195,453)
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units end of year                  778,612        963,642     46,192             48,499     483,053        580,400
                                  =========== ============== ========== ================== =========== ==============
                                                                      MSF WESTERN ASSET          MSF WESTERN ASSET
                                   MSF FRANKLIN TEMPLETON          MANAGEMENT STRATEGIC                 MANAGEMENT
                                         SMALL CAP GROWTH            BOND OPPORTUNITIES            U.S. GOVERNMENT
                                              SUB-ACCOUNT                   SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ----------------------------- --------------------------
                                      2008           2007       2008               2007        2008           2007
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units beginning of year             91,947        188,310     30,815             40,081      83,143          9,466
Units issued and transferred
  from other funding options        12,668         10,730         42                646      52,295         74,164
Units redeemed and transferred to
  other funding options            (10,771)      (107,093)    (6,945)            (9,912)    (15,015)          (487)
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units end of year                   93,844         91,947     23,912             30,815     120,422         83,143
                                  =========== ============== ========== ================== =========== ==============
                                                  MSF MFS          PUTNAM VT GROWTH AND
                                                    VALUE                        INCOME            PUTNAM VT VISTA
                                              SUB-ACCOUNT                   SUB-ACCOUNT                SUB-ACCOUNT
                                              -------------- ----------------------------- --------------------------
                                                  2008 (B)      2008               2007        2008           2007
                                              -------------- ---------- ------------------ ----------- --------------
Units beginning of year                                --     78,085            104,335      13,927         20,216
Units issued and transferred
  from other funding options                       15,820        949              2,986          60          1,829
Units redeemed and transferred to
  other funding options                                --    (12,138)           (29,236)     (3,942)        (8,118)
                                              -------------- ---------- ------------------ ----------- --------------
Units end of year                                  15,820     66,896             78,085      10,045         13,927
                                              ============== ========== ================== =========== ==============
                                      FIDELITY VIP GROWTH
                                            OPPORTUNITIES    FIDELITY VIP EQUITY-INCOME       PIMCO VIT HIGH YIELD
                                              SUB-ACCOUNT                   SUB-ACCOUNT                SUB-ACCOUNT
                                  -------------------------- ----------------------------- --------------------------
                                      2008           2007       2008               2007        2008           2007
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units beginning of year              1,373          1,462     27,950             32,456      52,556        111,891
Units issued and transferred
  from other funding options            26             22      1,316                734       5,209          5,683
Units redeemed and transferred to
  other funding options               (188)          (111)   (10,383)            (5,240)    (11,198)       (65,018)
                                  ----------- -------------- ---------- ------------------ ----------- --------------
Units end of year                    1,211          1,373     18,883             27,950      46,567         52,556
                                  =========== ============== ========== ================== =========== ==============

     MSF BLACKROCK MONEY         MSF BLACKROCK BOND     MSF BLACKROCK STRATEGIC
                  MARKET                     INCOME                       VALUE
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007       2008            2007       2008             2007
------------- ------------- ---------- --------------- ---------- ----------------
 1,390,171     1,576,497     33,669          67,405     17,468           23,864
 2,066,889     1,597,171     24,289          15,190        669              717
(1,373,474)   (1,783,497)   (18,664)        (48,926)    (1,217)          (7,113)
------------- ------------- ---------- --------------- ---------- ----------------
 2,083,587     1,390,171     39,294          33,669     16,920           17,468
============= ============= ========== =============== ========== ================
       MSF T. ROWE PRICE          MSF T. ROWE PRICE      MSF OPPENHEIMER GLOBAL
        SMALL CAP GROWTH           LARGE CAP GROWTH                      EQUITY
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007       2008            2007       2008             2007
------------- ------------- ---------- --------------- ---------- ----------------
    62,914        83,747    361,968         700,929     66,468           63,901
     2,350         8,852     26,090          16,444      3,819            5,533
   (10,332)      (29,685)   (78,782)       (355,405)   (13,213)          (2,966)
------------- ------------- ---------- --------------- ---------- ----------------
    54,931        62,914    309,276         361,968     57,074           66,468
============= ============= ========== =============== ========== ================
                            FTVIPT TEMPLETON GROWTH    FTVIPT TEMPLETON FOREIGN
 PUTNAM VT EQUITY INCOME                 SECURITIES                  SECURITIES
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007       2008            2007       2008             2007
------------- ------------- ---------- --------------- ---------- ----------------
   232,479       247,507     36,361          36,903    170,972          280,483
     1,741        18,814      2,666           7,947      8,698            7,246
   (51,055)      (33,842)   (10,506)         (8,489)   (42,262)        (116,757)
------------- ------------- ---------- --------------- ---------- ----------------
   183,165       232,479     28,521          36,361    137,408          170,972
============= ============= ========== =============== ========== ================
                               PIMCO VIT STOCKSPLUS
  PIMCO VIT LOW DURATION          GROWTH AND INCOME      PIMCO VIT TOTAL RETURN
             SUB-ACCOUNT                SUB-ACCOUNT                 SUB-ACCOUNT
--------------------------- -------------------------- ---------------------------
      2008          2007       2008            2007       2008             2007
------------- ------------- ---------- --------------- ---------- ----------------
    31,788        42,003      4,196           3,953    147,983          186,232
     2,992           563        576             947        597            7,485
   (11,363)      (10,778)      (580)           (704)   (40,404)         (45,734)
------------- ------------- ---------- --------------- ---------- ----------------
    23,418        31,788      4,192           4,196    108,176          147,983
============= ============= ========== =============== ========== ================

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5. SCHEDULES OF UNITS -- (CONCLUDED)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

                                                                 AMERICAN
                                                                    FUNDS       AMERICAN
                                  AMERICAN FUNDS GLOBAL      GLOBAL SMALL          FUNDS
                                                 GROWTH    CAPITALIZATION         GROWTH
                                            SUB-ACCOUNT       SUB-ACCOUNT    SUB-ACCOUNT
                                  ------------------------ ----------------- --------------
                                    2008           2007           2008 (B)       2008 (B)
                                  --------- -------------- ----------------- --------------
Units beginning of year            5,747            247                --             --
Units issued and transferred
  from other funding options       7,203          5,524             2,923          2,534
Units redeemed and transferred to
  other funding options           (5,584)           (24)           (1,072)          (554)
                                  --------- -------------- ----------------- --------------
Units end of year                  7,366          5,747             1,851          1,980
                                  ========= ============== ================= ==============

(a) For the period November 12, 2007 to December 31, 2007.

(b) For the period April 28, 2008 to December 31, 2008.

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


6. FINANCIAL HIGHLIGHTS

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund for each of the five years in the period ended December 31, 2008:

                                                           AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         --------- ------------------------- --------------------------------------------------
                                                   UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         --------- ------------- ----------- ------------- ---------------- -------------------
MIST Lord Abbett Growth and Income  2008 1,269,963 10.86 - 41.08  45,906,470          1.71      0.75 - 2.35 (37.82) - (36.73)
  Sub-Account                       2007 1,528,382 17.17 - 64.94  87,690,147          0.98      0.75 - 2.35      1.30 - 3.13
                                    2006 1,915,946 16.65 - 62.97 107,419,186          1.71      0.75 - 2.35    15.06 - 16.91
                                    2005 2,282,399 12.54 - 53.80 109,916,176          0.94      0.75 - 2.35      1.00 - 2.62
                                    2004 2,559,181 11.84 - 52.38 120,570,174          0.43      0.75 - 2.35    10.02 - 11.80
MIST Lord Abbett Bond Debenture     2008 1,141,263 11.27 - 16.77  17,859,152          4.35      0.75 - 2.35 (20.50) - (19.09)
  Sub-Account                       2007 1,459,734 14.04 - 20.75  28,413,684          5.18      0.75 - 2.35      4.06 - 7.48
                                    2006 1,612,795 13.37 - 19.63  29,846,616          6.81      0.75 - 2.35      6.62 - 8.33
                                    2005 1,827,571 12.90 - 18.12  31,394,365          4.38      0.75 - 2.35    (0.86) - 0.74
                                    2004 1,907,620 12.78 - 17.98  32,660,320          3.04      0.75 - 2.35      5.65 - 7.36
MIST Van Kampen Mid Cap Growth      2008   321,466   6.61 - 7.31   2,258,580          1.48      0.75 - 1.90 (47.76) - (47.13)
  Sub-Account                       2007   381,099 12.65 - 13.83   5,082,921            --      0.75 - 1.90    21.15 - 22.78
                                    2006   398,049 10.44 - 11.26   4,343,071            --      0.75 - 1.90      6.34 - 7.56
                                    2005   429,079  9.82 - 10.45   4,367,295            --      0.75 - 1.90      2.62 - 3.80
                                    2004   405,390  9.62 - 10.07   3,992,417            --      0.75 - 1.80    10.43 - 11.60
MIST Lord Abbett Mid Cap Value      2008   678,139 15.68 - 17.87  11,538,543          0.62      0.75 - 1.90 (39.93) - (38.45)
  Sub-Account                       2007   829,490 26.10 - 29.40  23,341,349          0.65      0.75 - 1.90    (1.69) - 0.91
                                    2006   881,141 26.44 - 29.45  24,807,486          0.60      0.75 - 1.90    10.07 - 11.34
                                    2005   982,440 24.02 - 26.45  24,956,565          0.51      0.75 - 1.90      6.02 - 7.24
                                    2004   886,321 22.63 - 24.63  21,089,876          3.18      0.75 - 1.90    22.15 - 23.57
MIST Oppenheimer Capital            2008 1,086,950   5.21 - 6.80   6,033,860          3.53      0.75 - 2.35 (47.20) - (46.34)
  Appreciation Sub-Account          2007 1,304,138  9.85 - 12.72  13,559,778          0.01      0.75 - 2.35    11.62 - 13.43
                                    2006 1,689,855  8.75 - 11.27  15,614,956          0.11      0.75 - 2.35      5.12 - 6.81
                                    2005 1,852,427  8.35 - 10.60  16,193,473          0.01      0.75 - 2.35      2.29 - 3.93
                                    2004 2,241,542  8.13 - 10.25  18,728,821          7.22      1.30 - 2.35      3.93 - 5.03
MIST PIMCO Inflation Protected      2008   450,779 10.55 - 11.20   4,931,356          3.79      1.30 - 2.35   (9.22) - (8.26)
  Bond Sub-Account                  2007   729,577 11.60 - 12.19   8,735,323          2.31      1.30 - 2.35      8.21 - 9.36
                                    2006 1,004,539 10.72 - 11.14  11,030,873          3.91      1.30 - 2.35   (1.94) - (0.91)
                                    2005 1,139,393 10.93 - 11.25  12,668,245            --      1.30 - 2.35    (0.96) - 0.08
                                    2004 1,298,329 11.03 - 11.23  14,486,752          5.15      1.30 - 2.35      6.47 - 7.60
MIST Legg Mason Partners Aggressive 2008   954,561   4.47 - 6.56   4,580,020            --      1.30 - 2.35 (40.47) - (39.80)
  Growth Sub-Account                2007 1,121,012  7.50 - 10.90   8,955,523          0.03      1.30 - 2.35    (0.12) - 1.17
                                    2006 1,495,494  7.44 - 10.77  11,931,759            --      1.30 - 2.35   (4.01) - (3.00)
                                    2005 1,713,585  7.78 - 11.01  14,181,273            --      1.30 - 2.35    10.95 - 12.11
                                    2004 2,133,581   6.99 - 9.09  15,787,674            --      1.30 - 2.35      5.92 - 7.04
MIST PIMCO Total Return             2008 1,822,830 12.50 - 13.89  23,903,075          3.94      0.75 - 2.35   (1.93) - (0.22)
  Sub-Account                       2007 2,095,179 12.72 - 14.09  27,781,506          3.41      0.75 - 2.35      5.05 - 6.93
                                    2006 2,905,103 12.00 - 13.17  36,311,637          2.61      0.75 - 2.35      2.10 - 3.74
                                    2005 2,992,008 11.80 - 12.68  36,306,799          0.01      0.75 - 2.35    (0.12) - 1.49
                                    2004 3,126,474 11.72 - 12.46  37,637,699          6.67      0.75 - 2.35      2.54 - 4.19

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       --------- ------------------------ --------------------------------------------------
                                                 UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       --------- ------------- ---------- ------------- ---------------- -------------------
MIST RCM Technology Sub-Account   2008   139,322   3.33 - 3.53    478,176         13.64      1.30 - 2.20 (45.67) - (45.17)
                                  2007   179,958   6.13 - 6.43  1,130,849            --      1.30 - 2.20    28.65 - 29.82
                                  2006   257,635   4.71 - 4.95  1,254,667            --      1.30 - 2.35      2.91 - 3.99
                                  2005   219,715   4.61 - 4.76  1,030,919            --      1.30 - 2.20      8.61 - 9.59
                                  2004   327,752   4.21 - 4.34  1,409,677          0.08      1.30 - 2.35   (6.54) - (5.55)
MIST T. Rowe Price Mid Cap Growth 2008   983,191   5.50 - 5.92  5,617,966          0.01      0.85 - 2.35 (41.15) - (40.26)
  Sub-Account                     2007 1,147,093  9.32 - 10.08 11,060,491          0.04      0.85 - 2.35    14.89 - 16.64
                                  2006 1,656,280   8.04 - 8.75 13,814,268            --      0.75 - 2.35      3.70 - 5.37
                                  2005 1,808,244   7.78 - 8.21 14,432,865            --      0.85 - 2.35    11.97 - 13.66
                                  2004 1,868,737   6.92 - 7.23 13,219,484            --      0.85 - 2.35    15.08 - 16.82
MIST MFS Research International   2008   876,097  9.64 - 14.87  9,625,433          2.01      0.75 - 2.35 (43.71) - (42.75)
  Sub-Account                     2007 1,028,048 17.09 - 25.97 19,893,498          1.35      0.75 - 2.35    10.65 - 12.64
                                  2006 1,398,462 15.31 - 23.06 23,989,664          1.76      0.75 - 2.35    23.63 - 25.62
                                  2005 1,605,707 12.43 - 18.32 22,244,586          0.45      0.75 - 2.35    13.73 - 15.55
                                  2004 1,410,749 10.87 - 15.84 17,243,925          0.26      0.75 - 2.35    16.78 - 18.66
MIST Met/AIM Small Cap Growth     2008   368,338   5.57 - 9.74  3,455,593            --      1.30 - 2.35 (40.16) - (39.46)
  Sub-Account                     2007   462,928  9.21 - 16.11  7,199,047            --      1.30 - 2.35      8.48 - 9.85
                                  2006   662,032  8.38 - 14.69  9,393,187            --      1.30 - 2.35    11.54 - 12.71
                                  2005   830,057  7.46 - 13.04 10,483,275            --      1.30 - 2.35      5.76 - 6.87
                                  2004   571,265 11.89 - 12.25  6,898,642            --      1.30 - 2.35      3.95 - 5.05
MIST Lazard Mid Cap Sub-Account   2008   331,678  9.04 - 10.09  3,161,613          1.14      0.75 - 2.35 (39.74) - (38.67)
                                  2007   390,865 15.00 - 16.45  6,129,165          0.21      0.75 - 2.35   (4.98) - (3.30)
                                  2006   212,281 15.64 - 16.41  3,420,526          0.32      1.30 - 2.35    12.02 - 13.20
                                  2005   252,387 14.04 - 14.50  3,606,558          0.06      1.30 - 2.35      5.56 - 6.67
                                  2004   311,710 13.20 - 13.59  4,192,472            --      1.30 - 2.35    11.74 - 12.92
MIST Harris Oakmark International 2008   491,344 10.77 - 11.43  5,444,416          1.67      1.30 - 2.35 (42.26) - (41.65)
  Sub-Account                     2007   590,374 18.65 - 19.59 11,280,510          0.82      1.30 - 2.35   (3.43) - (2.40)
                                  2006   660,763 19.13 - 20.07 13,002,466          2.59      1.30 - 2.35    25.86 - 27.19
                                  2005   694,932 15.28 - 15.78 10,792,416            --      1.30 - 2.35    11.59 - 12.77
                                  2004   750,426 13.62 - 14.02 10,393,250            --      1.30 - 2.35    17.72 - 18.96
MIST Third Avenue Small Cap Value 2008   364,381 11.41 - 13.43  4,325,091          0.78      1.30 - 2.35 (31.46) - (30.67)
  Sub-Account                     2007   415,915 16.64 - 19.37  7,156,162          1.02      1.30 - 2.35    (5.29) - 5.44
                                  2006   506,048 17.49 - 20.21  9,123,840          0.48      1.30 - 2.35    10.51 - 11.67
                                  2005   596,381 15.90 - 18.08  9,676,980          1.02      1.30 - 2.35    12.80 - 13.99
                                  2004   647,400 14.03 - 14.38  9,208,950          2.08      1.30 - 2.35    23.56 - 24.87
MIST Clarion Global Real Estate   2008   285,317  8.97 - 13.78  2,708,726          1.77      1.30 - 2.35 (43.03) - (42.37)
  Sub-Account                     2007   348,500 15.74 - 23.91  5,777,657          0.91      1.30 - 2.35 (16.99) - (15.99)
                                  2006   482,911 18.97 - 28.46  9,612,164          1.07      0.75 - 2.35    34.40 - 36.56
                                  2005   587,379 14.11 - 20.93  8,657,847            --      1.30 - 2.35    10.66 - 11.83
                                  2004   209,815 12.73 - 12.82  2,687,558          5.95      1.30 - 2.35    15.93 - 16.75
MIST Turner Mid Cap Growth        2008    65,085   7.62 - 8.01    511,913            --      1.30 - 2.35 (49.50) - (48.97)
  Sub-Account                     2007    76,486 15.09 - 15.69  1,184,073            --      1.30 - 2.35    21.25 - 22.54
                                  2006    94,556 12.45 - 12.99  1,198,211            --      0.75 - 2.35      3.61 - 5.28
                                  2005    86,600 12.01 - 12.23  1,051,606            --      1.30 - 2.35      8.78 - 9.92
                                  2004   134,802 11.05 - 11.13  1,495,821            --      1.30 - 2.35    10.44 - 11.23

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      --------- ------------------------- --------------------------------------------------
                                                UNIT VALUE(1)             INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                    LOWEST TO         NET        INCOME        LOWEST TO        LOWEST TO
                                          UNITS   HIGHEST ($)  ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      --------- ------------- ----------- ------------- ---------------- -------------------
MIST Goldman Sachs Mid Cap Value 2008   145,335   9.29 - 9.76   1,395,565          0.77      1.30 - 2.35 (37.57) - (36.90)
  Sub-Account                    2007   170,346 14.88 - 15.47   2,600,984          0.52      1.30 - 2.35      0.69 - 1.76
                                 2006   200,535 14.78 - 15.42   3,019,786            --      0.75 - 2.35    13.01 - 14.83
                                 2005   173,267 13.08 - 13.31   2,291,365          0.67      1.30 - 2.35     9.93 - 11.09
                                 2004   175,141 11.90 - 11.98   2,093,337          1.51      1.30 - 2.35    18.96 - 19.80
MIST MetLife Defensive Strategy  2008 1,512,995   8.82 - 9.37  13,645,486          1.33      0.75 - 2.20 (22.38) - (21.24)
  Sub-Account                    2007 1,001,393 11.36 - 11.90  11,581,124          1.97      0.75 - 2.20      3.60 - 5.12
                                 2006   724,900 10.93 - 11.32   8,036,971          0.01      0.75 - 2.35      6.11 - 7.82
                                 2005   448,336 10.32 - 10.43   4,652,327          0.87      1.30 - 2.20      2.21 - 3.13
                                 2004   273,188 10.10 - 10.11   2,760,755          9.06      1.30 - 2.35      0.96 - 1.13
MIST MetLife Moderate Strategy   2008 2,878,364   8.53 - 9.06  25,055,862          1.89      0.75 - 2.20 (28.03) - (26.97)
  Sub-Account                    2007 2,714,321 11.85 - 12.41  32,708,739          2.18      0.75 - 2.20      3.88 - 5.41
                                 2006 3,212,936 11.37 - 11.77  37,054,841          0.01      0.75 - 2.35      7.68 - 9.41
                                 2005 2,689,712 10.58 - 10.69  28,626,941          1.31      1.30 - 2.20      3.52 - 4.45
                                 2004   764,679 10.22 - 10.23   7,820,296          7.04      1.30 - 2.35      2.16 - 2.33
MIST MetLife Balanced Strategy   2008 8,758,193   7.24 - 8.65  72,846,210          4.46      0.75 - 2.25  (33.46) - (1.69)
  Sub-Account                    2007 9,010,225 12.21 - 12.80 111,841,365          1.75      0.75 - 2.25      2.54 - 4.09
                                 2006 9,580,884 11.88 - 12.30 115,387,443          0.01      0.75 - 2.35     9.38 - 11.14
                                 2005 7,822,973 10.87 - 10.99  85,583,661          1.36      1.30 - 2.25      4.75 - 5.74
                                 2004 3,117,330 10.38 - 10.40  32,388,710          4.94      1.30 - 2.35      3.80 - 3.97
MIST MetLife Growth Strategy     2008 8,445,273   7.82 - 8.12  67,632,014          3.24      0.75 - 2.25 (39.26) - (38.33)
  Sub-Account                    2007 8,323,371 12.85 - 13.47 108,818,319          1.24      0.75 - 2.25      2.36 - 3.92
                                 2006 8,584,569 12.53 - 12.97 109,042,815          0.01      0.75 - 2.35    10.96 - 12.75
                                 2005 6,681,818 11.30 - 11.43  75,989,320          1.19      1.30 - 2.35      6.70 - 7.72
                                 2004 3,436,681 10.60 - 10.62  36,432,183          3.23      1.30 - 2.35      5.90 - 6.08
MIST MetLife Aggressive Strategy 2008 1,519,509   7.47 - 7.75  11,660,055          3.01      1.10 - 2.20 (42.11) - (41.46)
  Sub-Account                    2007   732,734 12.84 - 13.27   9,589,010          1.38      1.30 - 2.35      0.64 - 1.55
                                 2006   997,155 12.78 - 13.23  12,905,775          0.01      0.75 - 2.35    11.02 - 12.80
                                 2005   665,696 11.53 - 11.65   7,713,431          0.85      1.30 - 2.20      7.99 - 8.96
                                 2004   442,136 10.70 - 10.71   4,724,137          1.18      1.30 - 2.35      6.75 - 6.93
MIST Van Kampen Comstock         2008   420,721   7.07 - 7.46   3,090,887          1.73      0.75 - 2.20 (37.31) - (36.39)
  Sub-Account                    2007   450,805 11.28 - 11.73   5,232,372          1.30      0.75 - 2.20   (4.63) - (3.22)
  (Commenced 5/2/2005)           2006   508,237 11.80 - 12.12   6,114,442            --      0.75 - 2.35    13.36 - 15.19
                                 2005   303,632 10.43 - 10.52   3,183,796          3.03      0.75 - 2.05      4.32 - 5.22
MIST SSgA Growth ETF             2008   175,636   7.79 - 7.88   1,377,825          1.52      1.30 - 1.65 (34.07) - (33.84)
  Sub-Account                    2007   188,381 11.82 - 11.92   2,236,886            --      1.30 - 1.65      3.88 - 4.25
  (Commenced 5/2/2005)           2006   157,057 11.34 - 11.43   1,791,259          1.57      1.30 - 1.90    11.71 - 12.38
                                 2005     3,990 10.17 - 10.17      40,570            --      1.30 - 1.50      1.66 - 1.71
MIST SSgA Growth and Income ETF  2008   101,887   8.50 - 8.60     872,514          1.96      1.30 - 1.65 (26.29) - (26.03)
  Sub-Account                    2007   118,434 11.53 - 11.63   1,373,000            --      1.30 - 1.65      3.66 - 4.03
  (Commenced 5/2/2005)           2006   126,353 11.09 - 11.17   1,409,845          2.21      1.30 - 1.90     9.63 - 10.29
                                 2005     6,658 10.13 - 10.13      67,455            --      1.30 - 1.40      1.30 - 1.33
MIST Legg MasonValue Equity      2008   344,061   4.52 - 4.64   1,589,937          0.02      1.40 - 2.20 (55.61) - (55.25)
  Sub-Account                    2007   321,742 10.18 - 10.36   3,326,272            --      1.40 - 2.20   (7.97) - (7.22)
  (Commenced 5/1/2006)           2006   430,376 11.05 - 11.25   4,801,053            --      0.75 - 2.35      4.11 - 5.79

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       ------- ------------------------ --------------------------------------------------
                                               UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ------- ------------- ---------- ------------- ---------------- -------------------
MIST Pioneer Fund Sub-Account     2008   4,451 13.50 - 14.66     64,735          0.55      0.85 - 1.40 (33.77) - (33.41)
  (Commenced 5/1/2006)            2007      --            --         --            --               --               --
                                  2006      --            --         --            --               --               --
MIST Pioneer Strategic Income     2008  32,085 17.15 - 19.16    590,445          6.38      0.75 - 1.80 (12.34) - (11.41)
  Sub-Account                     2007  10,589 19.14 - 21.63    215,973            --      0.75 - 1.80      4.73 - 5.85
  (Commenced 5/1/2006)            2006     997 18.05 - 20.43     20,363         13.70      0.75 - 1.90      4.31 - 5.51
MIST MFS Emerging Markets Equity  2008 247,808  6.08 - 10.98  1,583,976          0.49      0.85 - 2.20 (58.05) - (55.91)
  Sub-Account                     2007  57,753 13.93 - 14.14    812,032          0.07      1.30 - 2.20    33.63 - 34.85
  (Commenced 5/1/2006)            2006  17,596 10.41 - 10.49    183,870          1.85      1.30 - 2.35      4.12 - 4.86
MIST Loomis Sayles Global Markets 2008  49,144   7.68 - 7.83    380,482          5.38      1.30 - 2.20 (40.59) - (40.05)
  Sub-Account                     2007  31,213 12.86 - 13.06    405,238            --      1.30 - 2.20    25.06 - 26.19
  (Commenced 5/1/2006)            2006  14,592 10.27 - 10.35    150,790          2.78      1.30 - 2.35      2.74 - 3.46
MIST Met/AIM Capital Appreciation 2008  98,488   8.63 - 9.92    909,370          1.97      0.85 - 1.80 (43.72) - (43.13)
  Sub-Account                     2007 111,257 15.33 - 17.43  1,816,460            --      0.85 - 1.80     4.27 - 10.97
                                  2006 168,519  6.90 - 23.85  1,958,402          0.05      0.85 - 1.90      4.07 - 5.40
                                  2005 210,759  6.54 - 21.52  2,353,771          0.06      0.85 - 1.80      6.90 - 7.92
                                  2004 245,480  6.07 - 11.37  2,571,806            --      0.85 - 1.80      4.72 - 5.72
MIST Rainier Large Cap Equity
  Sub-Account                     2008  11,397   5.71 - 5.72     65,027            --      1.55 - 1.75 (42.82) - (42.70)
  (Commenced 11/12/2007)          2007      --            --         --            --               --               --
MIST American Funds Growth
  Sub-Account
  (Commenced 4/28/2008)           2008  41,790   5.75 - 5.76    240,443          3.92      1.40 - 1.75 (42.54) - (42.40)
MIST American Funds Balanced
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008 150,349   6.99 - 7.02  1,052,804          3.65      1.30 - 1.85 (30.10) - (29.83)
MIST American Funds Bond
  Sub-Account
  (Commenced 4/28/2008)           2008  22,822   8.90 - 8.96    203,828          9.82      1.30 - 2.20 (10.96) - (10.41)
MIST American Funds Growth
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008 192,112   6.34 - 6.36  1,220,648          6.12      1.30 - 1.95 (36.64) - (36.36)
MIST American Funds International
  Sub-Account
  (Commenced 4/28/2008)           2008  18,462   6.04 - 6.05    111,661         17.97      1.55 - 1.80 (39.61) - (39.51)
MIST American Funds Moderate
  Allocation Sub-Account
  (Commenced 4/28/2008)           2008  17,095   7.66 - 7.69    131,249          2.27      1.40 - 1.80 (23.35) - (23.14)
MIST Met/Franklin Mutual Shares
  Sub-Account
  (Commenced 4/28/2008)           2008  41,512   6.58 - 6.63    273,948          4.65      0.75 - 1.75 (34.15) - (33.70)

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                      AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                     --------- ------------------------ --------------------------------------------------
                                               UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                   LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                         UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                     --------- ------------- ---------- ------------- ---------------- -------------------
MIST Met/Franklin Templeton
  Founding Strategy Sub-Account
  (Commenced 4/28/2008)         2008    18,921   7.03 - 7.05    132,995          1.81      1.10 - 1.55 (29.73) - (29.52)
Russell Multi-Style Equity      2008    85,970          8.42    723,938          1.46             1.40           (41.40)
  Sub-Account                   2007   117,189         14.37  1,683,870          1.01             1.40             8.82
                                2006   175,616         13.20  2,318,949          1.00             1.40            11.18
                                2005   277,883         11.88  3,300,260          1.09             1.40             5.78
                                2004   337,256         11.25  3,786,428          0.76             1.40            82.80
Russell Aggressive Equity       2008    14,403          8.71    125,407          0.79             1.40           (43.72)
  Sub-Account                   2007    19,971         15.47    308,931          0.36             1.40             1.97
                                2006    29,998         15.17    455,072          0.17             1.40            13.20
                                2005    43,722         13.40    585,929          0.16             1.40             4.89
                                2004    64,676         12.79    826,354          3.34             1.40            13.13
Russell Non-U.S. Sub-Account    2008    33,015         10.74    354,579            --             1.40           (43.22)
                                2007    45,104         18.91    853,130          2.28             1.40             8.58
                                2006    70,655         17.42  1,230,757          2.18             1.40            21.93
                                2005   113,408         14.29  1,620,218          1.60             1.40            12.11
                                2004   145,232         12.77  1,850,740          1.80             1.40            16.65
Russell Core Bond Sub-Account   2008    51,414         14.36    738,295          3.87             1.40            (4.91)
                                2007    76,103         15.10  1,149,258          5.05             1.40             5.74
                                2006   100,722         14.28  1,438,408          4.44             1.40             2.28
                                2005   169,522         13.96  2,366,954          3.49             1.40             0.60
                                2004   199,538         13.85  2,769,461          4.03             1.40             3.21
Russell Real Estate Securities  2008     5,338         17.85     95,262          1.91             1.40           (37.57)
  Sub-Account                   2007     5,211         28.59    148,973          2.11             1.40           (17.03)
                                2006     7,279         34.46    250,799          1.87             1.40            33.96
                                2005    13,869         25.72    356,733          2.01             1.40            11.39
                                2004    18,880         23.09    435,969          7.94             1.40            33.01
AIM V.I. International Growth   2008    43,783 11.51 - 17.70    573,305          0.48      1.30 - 1.90 (41.65) - (41.20)
  Sub-Account                   2007    51,596 19.71 - 30.15  1,140,247          0.37      1.30 - 1.90    12.25 - 13.08
                                2006    69,370 11.69 - 26.70  1,431,267          0.83      0.85 - 1.90    25.48 - 27.15
                                2005    84,655  9.19 - 21.15  1,346,570          0.87      0.85 - 1.90    15.49 - 16.93
                                2004    36,396   7.86 - 18.2    438,089          0.58      0.85 - 1.90    21.37 - 22.95
DWS Government & Agency         2008     8,829 14.83 - 15.11    133,042          4.82      1.40 - 1.65      3.21 - 3.47
  Securities Sub-Account        2007    12,257 14.36 - 14.61    178,667          5.32      1.40 - 1.65      4.21 - 4.47
                                2006    17,174 13.67 - 13.98    239,839          4.01      1.40 - 1.80      2.31 - 2.72
                                2005    20,702 13.45 - 13.61    281,571          4.49      1.40 - 1.65      0.90 - 1.15
                                2004    30,818 13.24 - 13.44    414,644          3.75      1.40 - 1.80      1.90 - 2.31
MSF Davis Venture Value         2008 1,512,272  8.50 - 25.63 13,954,709          1.21      0.75 - 2.35 (40.87) - (39.91)
  Sub-Account                   2007 1,708,658 14.35 - 42.65 26,447,088          0.67      0.75 - 2.35      1.99 - 3.65
                                2006 2,206,484 13.94 - 41.15 32,966,787          0.73      0.75 - 2.35    11.76 - 13.55
                                2005 2,471,476 12.52 - 36.24 32,389,055          0.52      0.75 - 2.35      7.59 - 9.32
                                2004 2,381,441 11.59 - 33.18 28,423,119          0.45      0.75 - 2.35     9.53 - 11.30

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                          AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         --------- ------------------------ --------------------------------------------------
                                                   UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                       LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                             UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         --------- ------------- ---------- ------------- ---------------- -------------------
MSF Harris Oakmark Focused Value    2008   398,243   8.34 - 8.85  3,407,676          0.04      1.30 - 2.35 (47.39) - (46.83)
  Sub-Account                       2007   451,631 15.82 - 16.65  7,309,240          0.33      1.30 - 2.35   (9.25) - (8.28)
                                    2006   541,143 17.28 - 18.16  9,600,858          0.09      1.30 - 2.35     9.58 - 10.73
                                    2005   638,062 15.83 - 16.40 10,274,867            --      1.30 - 2.35      7.17 - 8.29
                                    2004   757,168 14.69 - 15.15 11,320,432          1.19      1.30 - 2.35      7.10 - 8.23
MSF Jennison Growth Sub-Account     2008   493,866   3.41 - 9.62  3,843,687          2.24      0.75 - 2.35 (38.03) - (37.02)
                                    2007   623,051  5.45 - 15.28  7,709,863          0.19      0.75 - 2.35     8.79 - 10.55
                                    2006   793,382  4.96 - 13.84  9,046,710            --      0.75 - 2.35      0.15 - 1.76
                                    2005   913,032  4.90 - 13.61 10,298,435            --      0.75 - 2.35    10.91 - 11.52
                                    2004   885,441 10.27 - 10.53  9,215,353          0.01      1.30 - 2.35      6.40 - 7.53
MSF MFS Total Return Sub-Account    2008   232,087  9.95 - 40.51  4,203,438          3.49      0.75 - 1.75 (23.70) - (22.93)
                                    2007   277,097 13.02 - 52.56  6,596,531          1.95      0.75 - 1.75      2.30 - 3.34
                                    2006   293,357 12.63 - 50.86  6,750,734          3.33      0.75 - 1.90     9.83 - 11.10
                                    2005   290,066 11.55 - 45.78  5,561,860          1.52      0.75 - 1.75      1.07 - 2.08
                                    2004   240,525 11.37 - 44.85  3,803,859          2.89      0.75 - 1.90     8.90 - 10.16
MSF Capital Guardian U.S. Equity    2008   778,612   7.17 - 7.82  5,850,328          1.06      0.75 - 1.90 (41.53) - (40.74)
  Sub-Account                       2007   963,642 12.26 - 13.19 12,307,096          0.39      0.75 - 1.90   (2.21) - (0.93)
                                    2006 1,179,770 12.14 - 13.31 15,259,798          0.85      0.75 - 1.90     7.77 - 11.13
                                    2005 1,353,865 10.96 - 12.19 16,081,476          0.42      0.75 - 1.90      3.52 - 5.54
                                    2004 1,556,704 10.46 - 11.63 17,603,741          0.68      0.75 - 1.90      6.95 - 9.80
MSF Julius Baer International Stock 2008    46,192 11.38 - 12.02    536,645          2.91      0.85 - 1.80 (45.24) - (44.71)
  Sub-Account                       2007    48,499 20.79 - 21.73  1,024,941          0.84      0.85 - 1.80      8.10 - 9.13
                                    2006    78,431 16.59 - 19.91  1,526,365          1.35      0.75 - 1.90    14.05 - 15.36
                                    2005   105,927 15.43 - 17.28  1,798,571          0.45      0.85 - 1.80    15.50 - 16.59
                                    2004   129,174 12.62 - 14.83  1,895,207          1.21      0.85 - 1.90               --
MSF MetLife Stock Index             2008   483,053   6.41 - 8.56  4,018,433          1.72      1.30 - 2.20 (38.63) - (37.95)
  Sub-Account                       2007   580,400 10.34 - 13.82  7,830,961          0.86      1.30 - 2.20      2.68 - 3.81
                                    2006   730,771  9.96 - 13.34  9,547,844          1.76      1.30 - 2.35    12.52 - 13.70
                                    2005   892,764  8.74 - 11.73 10,301,507          1.41      1.30 - 2.20      2.11 - 3.03
                                    2004   890,895 11.07 - 11.40 10,027,874          0.67      1.30 - 2.35      7.71 - 8.85
MSF BlackRock Money Market          2008 2,083,587 10.28 - 11.42 22,277,136          2.49      0.75 - 2.20      0.36 - 1.98
  Sub-Account                       2007 1,390,171 10.24 - 11.22 14,689,078          4.69      0.75 - 2.20      2.52 - 4.03
                                    2006 1,576,497  9.91 - 10.78 16,137,630          4.53      0.75 - 2.35      2.13 - 3.77
                                    2005 1,091,202  9.70 - 10.39 10,890,505          3.29      0.75 - 2.25      0.49 - 1.49
                                    2004   123,483          9.91  1,224,108          1.05             1.40            (0.42)
MSF BlackRock Bond Income           2008    39,294 40.59 - 54.34  1,887,752          5.18      0.75 - 1.90   (5.48) - (4.39)
  Sub-Account                       2007    33,669 42.95 - 56.83  1,650,309          2.93      0.75 - 1.90      4.02 - 5.23
                                    2006    67,405 41.29 - 54.01  3,133,908          4.39      0.75 - 1.90      2.18 - 3.36
                                    2005    41,667 40.41 - 48.32  1,906,289          3.10      1.10 - 1.90      0.24 - 1.04
                                    2004    20,661 41.54 - 47.17    960,588            --      1.30 - 1.75      1.52 - 1.83
MSF BlackRock Strategic Value       2008    16,920 12.01 - 12.38    205,897          0.23      1.30 - 1.65 (39.56) - (39.35)
  Sub-Account                       2007    17,468 19.88 - 20.41    351,242          0.06      1.30 - 1.65   (5.28) - (4.94)
                                    2006    23,864 20.65 - 22.25    506,736          0.08      0.75 - 1.90    14.26 - 15.57
                                    2005    30,746 18.32 - 18.68    569,075            --      1.30 - 1.65      2.21 - 2.57
                                    2004    22,036 17.82 - 18.23    399,000            --      1.30 - 1.80    13.01 - 13.57

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                      ------- ------------------------ --------------------------------------------------
                                              UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                        UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                      ------- ------------- ---------- ------------- ---------------- -------------------
MSF Franklin Templeton Small-Cap 2008  93,844   6.22 - 6.70    604,896            --      0.95 - 1.90 (40.87) - (39.91)
  Growth Sub-Account             2007  91,947 10.81 - 11.52  1,024,102            --      0.95 - 1.90      2.34 - 3.32
                                 2006 188,310 10.56 - 11.01  2,039,530            --      1.30 - 1.90      7.66 - 8.31
                                 2005 173,044  9.81 - 10.09  1,732,727            --      1.30 - 1.90      2.43 - 3.05
                                 2004  14,441   9.66 - 9.82    140,196            --      1.30 - 1.75      9.21 - 9.71
MSF Western Asset Management     2008  23,912 16.70 - 18.27    423,199          4.18      1.30 - 1.80 (16.74) - (16.20)
  Strategic Bond Opportunities   2007  30,815 20.06 - 21.80    650,719          2.52      1.30 - 1.80      1.84 - 2.58
  Sub-Account                    2006  40,081 19.46 - 22.38    827,474          5.11      0.75 - 1.90      2.86 - 4.04
                                 2005  48,722 19.13 - 20.52    973,561          3.09      0.75 - 1.90      0.74 - 1.24
                                 2004  50,250 18.77 - 20.20    994,342            --      1.30 - 1.90      4.29 - 4.91
MSF Western Asset Management     2008 120,422 14.53 - 15.93  1,886,427          3.92      1.55 - 2.20   (2.70) - (2.07)
  U.S. Government Sub-Account    2007  83,143 15.23 - 16.27  1,342,117          0.63      1.55 - 2.05      1.91 - 2.42
  (Commenced 5/2/2005)           2006   9,466 14.41 - 17.30    148,165          1.92      0.85 - 2.35      1.51 - 3.04
                                 2005   2,161 15.01 - 15.52     32,793            --      1.55 - 1.85   (0.40) - (0.20)
MSF T. Rowe Price Small Cap      2008  54,931  9.53 - 10.35    552,265            --      1.10 - 1.80 (37.46) - (37.02)
  Growth Sub-Account             2007  62,914 15.23 - 16.43  1,006,736            --      1.10 - 1.80      7.57 - 8.33
                                 2006  83,747  9.67 - 15.83  1,177,853            --      0.75 - 1.90      1.68 - 2.86
                                 2005 105,764  9.41 - 15.37  1,436,140            --      0.85 - 1.80      5.32 - 9.78
                                 2004 121,762  8.92 - 14.00  1,518,980            --      0.85 - 1.80     9.00 - 10.14
MSF T. Rowe Price Large Cap      2008 309,276   8.27 - 9.39  2,688,105          0.34      0.85 - 1.90 (43.10) - (42.38)
  Growth Sub-Account             2007 361,968 14.53 - 16.29  5,495,481          0.22      0.85 - 1.90      7.13 - 8.45
                                 2006 700,929 13.56 - 15.02  9,876,738          0.16      0.75 - 1.90    10.76 - 12.04
                                 2005 705,895 11.76 - 55.40 10,771,562          0.41      0.85 - 1.90      3.52 - 5.43
                                 2004 480,496 11.37 - 53.27  6,449,735          0.07      0.85 - 1.90      1.18 - 8.99
MSF Oppenheimer Global Equity    2008  57,074 11.51 - 12.80    712,345          1.93      0.75 - 1.65 (41.53) - (41.00)
  Sub-Account                    2007  66,468 19.69 - 21.70  1,406,728          0.87      0.75 - 1.65      4.51 - 5.46
  (Commenced 5/1/2005)           2006  63,901 18.38 - 20.58  1,286,570          2.17      0.75 - 1.90    14.17 - 15.48
                                 2005  25,536 16.46 - 17.82    447,380            --      0.75 - 1.65    16.93 - 17.62
MSF MFS Value Sub-Account
  (Commenced 4/28/2008)          2008  15,820 11.15 - 11.81    186,569            --      0.85 - 1.40 (33.70) - (33.33)
Putnam VT Growth and Income      2008  66,896  8.04 - 36.89    586,378          2.36      0.75 - 1.90 (39.86) - (39.16)
  Sub-Account                    2007  78,085 13.33 - 60.63  1,145,146          1.55      0.75 - 1.90   (7.82) - (6.74)
                                 2006 104,335 14.30 - 65.01  1,727,511          1.71      0.75 - 1.90    13.74 - 15.05
                                 2005 137,336 12.65 - 56.51  1,939,220          1.66      0.75 - 1.90      3.25 - 4.44
                                 2004 149,962 12.17 - 54.17  1,936,179          1.63      0.75 - 1.90     9.02 - 10.28
Putnam VT Vista Sub-Account      2008  10,045   7.11 - 7.49     75,036            --      1.30 - 1.80 (46.52) - (46.17)
                                 2007  13,927 13.29 - 16.69    193,200            --      1.30 - 1.80      1.95 - 2.62
                                 2006  20,216 13.04 - 16.29    273,687            --      1.30 - 1.90      3.47 - 4.09
                                 2005  33,328 12.59 - 13.00    432,844            --      1.40 - 1.80    10.15 - 10.59
                                 2004  41,036 11.44 - 11.74    480,487            --      1.40 - 1.80    16.49 - 16.95
Putnam VT Equity Income          2008 183,165 10.95 - 11.59  2,092,237          1.99      0.75 - 1.75 (32.34) - (31.66)
  Sub-Account                    2007 232,479 16.18 - 16.96  3,895,545          1.35      0.75 - 1.75      1.38 - 2.41
                                 2006 247,507 15.87 - 16.56  4,060,178          1.12      0.75 - 1.90    16.61 - 17.96
                                 2005 208,518 13.67 - 14.04  2,905,614          0.85      0.75 - 1.75      3.68 - 4.72
                                 2004 130,376 13.16 - 13.41  1,739,524          0.07      0.75 - 1.90     9.71 - 10.98

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

6. FINANCIAL HIGHLIGHTS -- (CONTINUED)

                                                        AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                         ------- ------------------------ --------------------------------------------------
                                                 UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                     LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                           UNITS   HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                         ------- ------------- ---------- ------------- ---------------- -------------------
FTVIPT Templeton Growth Securities  2008  28,521  9.57 - 12.44    328,446          1.94      0.75 - 1.80 (43.27) - (40.08)
  Sub-Account                       2007  36,361 16.68 - 21.80    735,820          1.41      0.75 - 1.80      0.51 - 9.45
                                    2006  36,903 16.41 - 21.56    730,004          1.13      0.75 - 1.90    19.52 - 20.90
                                    2005  21,042 13.54 - 17.89    353,088          1.18      0.85 - 1.80      6.93 - 7.94
                                    2004  25,206 12.53 - 16.65    393,582          1.23      0.85 - 1.80    13.95 - 15.26
FTVIPT Templeton Foreign Securities 2008 137,408  9.21 - 23.04  1,538,233          2.46      0.85 - 1.90 (41.51) - (40.74)
  Sub-Account                       2007 170,972 15.73 - 39.15  3,184,231          1.91      0.85 - 1.90    13.27 - 14.80
                                    2006 280,483 13.81 - 37.24  4,920,187          1.30      0.75 - 1.90    19.17 - 20.54
                                    2005 328,689 11.44 - 28.66  4,722,044          1.18      0.85 - 1.90      8.10 - 9.24
                                    2004 297,474 10.45 - 26.35  3,596,653          1.04      0.85 - 1.90    16.29 - 17.86
Fidelity VIP Growth Opportunities   2008   1,211          5.26      6,370          0.39             1.40           (55.65)
  Sub-Account                       2007   1,373         11.86     16,289            --             1.40            21.46
                                    2006   1,462          9.76     14,269          0.68             1.40             3.99
                                    2005   1,463          9.39     13,735          0.87             1.40             7.38
                                    2004   1,650          8.75     14,443          0.53             1.40             5.70
Fidelity VIP Equity-Income          2008  18,883  8.61 - 37.13    201,644          1.88      1.30 - 1.80 (43.84) - (43.46)
  Sub-Account                       2007  27,950 15.32 - 65.79    504,214          1.59      1.30 - 1.80    (0.54) - 0.11
                                    2006  32,456 15.41 - 65.81    577,439          2.99      1.30 - 1.90    17.68 - 18.38
                                    2005  30,718 13.08 - 55.59    460,527          1.29      1.30 - 1.80      3.69 - 4.21
                                    2004  32,045 12.62 - 13.00    408,575          1.39      1.40 - 1.80      9.24 - 9.98
PIMCO VIT High Yield Sub-Account    2008  46,567 10.37 - 11.06    502,829          7.83      1.30 - 1.90 (24.95) - (24.50)
                                    2007  52,556 13.82 - 14.64    752,149          6.79      1.30 - 1.90      1.55 - 2.16
                                    2006 111,891 13.61 - 14.33  1,572,358          6.94      1.30 - 1.90      7.06 - 7.70
                                    2005  65,343 12.71 - 13.31    853,349          6.51      1.30 - 1.90      2.17 - 2.78
                                    2004  55,309 12.42 - 12.93    702,017          7.10      1.30 - 1.90      7.50 - 8.14
PIMCO VIT Low Duration              2008  23,418 12.50 - 13.05    300,420          4.09      1.30 - 1.80   (2.20) - (1.71)
  Sub-Account                       2007  31,788 12.78 - 13.13    415,289          4.72      1.40 - 1.80      5.45 - 5.87
                                    2006  42,003 11.95 - 12.53    518,504          4.16      1.30 - 1.90      2.03 - 2.64
                                    2005  45,882 11.87 - 12.09    553,147          2.81      1.40 - 1.80   (0.78) - (0.39)
                                    2004  46,341 11.80 - 12.23    561,521          1.62      1.30 - 1.90    (0.09) - 0.52
PIMCO VIT StocksPLUS Growth and     2008   4,192   6.11 - 6.18     25,738          7.09      1.40 - 1.65 (43.57) - (43.43)
  Income Sub-Account                2007   4,196 10.74 - 10.92     45,507          7.73      1.40 - 1.65      5.10 - 5.36
                                    2006   3,953 10.13 - 15.24     40,777          2.85      1.30 - 1.90    12.74 - 13.42
                                    2005  24,691   9.04 - 9.15    225,632          2.29      1.40 - 1.65      0.63 - 1.03
                                    2004  27,490  8.83 - 13.15    246,281          1.73      1.30 - 1.90      8.72 - 9.38
PIMCO VIT Total Return              2008 108,176 14.72 - 15.18  1,625,073          4.48      1.40 - 1.80      2.92 - 3.33
  Sub-Account                       2007 147,983 14.30 - 14.69  2,153,483          4.78      1.40 - 1.80      6.81 - 7.24
                                    2006 186,232 13.39 - 13.70  2,534,575          4.41      1.40 - 1.80      2.00 - 2.41
                                    2005 215,346 13.13 - 13.38  2,864,791          3.36      1.40 - 1.80      0.63 - 1.03
                                    2004 238,348 13.03 - 13.23  3,144,109          3.48      1.40 - 1.80      2.97 - 3.39
American Funds Global Growth        2008   7,366 17.30 - 19.22    136,316          1.57      0.75 - 1.65 (39.40) - (38.85)
  Sub-Account                       2007   5,747 27.86 - 31.43    174,036          3.90      0.75 - 1.55    13.07 - 13.99
  (Commenced 11/13/2006)            2006     247 24.68 - 27.58      6,386            --      0.75 - 1.90    18.17 - 19.53

METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE
OF METLIFE INVESTORS INSURANCE COMPANY
NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)

6. FINANCIAL HIGHLIGHTS -- (CONCLUDED)

                                                     AS OF DECEMBER 31                  FOR THE YEAR ENDED DECEMBER 31
                                       ----- ------------------------- --------------------------------------------------
                                              UNIT VALUE(1)            INVESTMENT(2) EXPENSE RATIO(3)  TOTAL RETURN(4)
                                                  LOWEST TO        NET        INCOME        LOWEST TO        LOWEST TO
                                       UNITS    HIGHEST ($) ASSETS ($)     RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                       ----- -------------- ---------- ------------- ---------------- -------------------
American Funds Global Small
  Capitalization Sub-Account
  (Commenced 4/28/2008)           2008 1,851          17.18     31,798            --      0.85 - 1.10 (54.03) - (53.92)
American Funds Growth Sub-Account
  (Commenced 4/28/2008)           2008 1,980 91.68 - 114.72    219,692          1.17      0.75 - 1.65 (44.89) - (44.39)
                                  ==== ===== ============== ========== ============= ================ ===================

(1) The Company sells a number of variable annuity products which have unique combinations of features and fees that are charged against the contract owner's account balance. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

(2) These amounts represent the dividends, excluding distributions of capital gains, received by each of the Sub-Accounts from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against the contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated for each period indicated or from the effective date through the end of the reporting period. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests.

(3) These amounts represent annualized contract expenses of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

(4) These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units.
The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

7. SUBSEQUENT EVENT

The Company anticipates merging the Separate Account with and into MetLife Investors Variable Annuity Account One, which is another separate account of the Company, on or about November 9, 2009, subject to regulatory approval. This merger will have no effect on the provisions of, and the rights and obligations under, the Contracts.

METLIFE INVESTORS INSURANCE COMPANY

Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of MetLife Investors Insurance Company:

     We have audited the accompanying balance sheets of MetLife Investors Insurance Company (the "Company") as of December 31, 2008 and 2007, and the related statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of MetLife Investors Insurance Company as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and charged its method of accounting for income taxes as required by accounting guidance adopted on January 1, 2007.

DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 10, 2009

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                                 BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)

                                                                  2008      2007
                                                                -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $1,878 and $2,043,
     respectively)............................................  $ 1,576   $ 2,017
  Equity securities available-for-sale, at estimated fair
     value (cost: $21 and $21, respectively)..................        9        18
  Mortgage loans on real estate...............................       76        74
  Policy loans................................................       28        29
  Real estate joint ventures..................................       --         1
  Other limited partnership interests.........................        2         2
  Short-term investments......................................      189        74
  Other invested assets.......................................      109        28
                                                                -------   -------
     Total investments........................................    1,989     2,243
Cash and cash equivalents.....................................      517        81
Accrued investment income.....................................       16        20
Premiums and other receivables................................    1,711       906
Deferred policy acquisition costs and value of business
  acquired....................................................      567       598
Current income tax recoverable................................       33         2
Other assets..................................................      129       131
Separate account assets.......................................    6,633     9,432
                                                                -------   -------
     Total assets.............................................  $11,595   $13,413
                                                                =======   =======
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits......................................  $   372   $   292
  Policyholder account balances...............................    2,790     2,167
  Other policyholder funds....................................       46        34
  Deferred income tax liability...............................      147       116
  Payables for collateral under securities loaned and other
     transactions.............................................      385       541
  Other liabilities...........................................      365        43
  Separate account liabilities................................    6,633     9,432
                                                                -------   -------
     Total liabilities........................................   10,738    12,625
                                                                -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 8)

STOCKHOLDER'S EQUITY:
Common stock, par value $2 per share; 5,000,000 shares
  authorized;
  2,899,446 shares issued and outstanding.....................        6         6
Additional paid-in capital....................................      636       586
Retained earnings.............................................      371       210
Accumulated other comprehensive loss..........................     (156)      (14)
                                                                -------   -------
     Total stockholder's equity...............................      857       788
                                                                -------   -------
     Total liabilities and stockholder's equity...............  $11,595   $13,413
                                                                =======   =======




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                              STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006


                                  (IN MILLIONS)

                                                               2008   2007   2006
                                                               ----   ----   ----
REVENUES
Premiums.....................................................  $  9   $ 12   $ 65
Universal life and investment-type product policy fees.......   160    162    143
Net investment income........................................   108    104    106
Other revenues...............................................    43     59     62
Net investment gains (losses)................................   330     99    (60)
                                                               ----   ----   ----
  Total revenues.............................................   650    436    316
                                                               ----   ----   ----
EXPENSES
Policyholder benefits and claims.............................    89     36     91
Interest credited to policyholder account balances...........    84    100    114
Other expenses...............................................   244    205    122
                                                               ----   ----   ----
  Total expenses.............................................   417    341    327
                                                               ----   ----   ----
Income (loss) before provision (benefit) for income tax......   233     95    (11)
Provision (benefit) for income tax...........................    72     23    (17)
                                                               ----   ----   ----
Net income...................................................  $161   $ 72   $  6
                                                               ====   ====   ====




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                       STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                                            ACCUMULATED
                                                   ADDITIONAL                  OTHER
                                          COMMON     PAID-IN    RETAINED   COMPREHENSIVE
                                          STOCK      CAPITAL    EARNINGS        LOSS       TOTAL
                                         -------   ----------   --------   -------------   -----
Balance at January 1, 2006.............       $6      $586        $127         $  (4)      $ 715
Comprehensive income:
  Net income...........................                              6                         6
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                            1           1
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                        1
                                                                                           -----
  Comprehensive income.................                                                        7
                                         -------      ----        ----         -----       -----
Balance at December 31, 2006...........        6       586         133            (3)        722
Cumulative effect of a change in
  accounting principle, net of income
  tax (Note 1).........................                              5                         5
                                         -------      ----        ----         -----       -----
Balance at January 1, 2007.............        6       586         138            (3)        727
Comprehensive income:
  Net income...........................                             72                        72
  Other comprehensive income (loss):
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                          (11)        (11)
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                      (11)
                                                                                           -----
  Comprehensive income.................                                                       61
                                         -------      ----        ----         -----       -----
Balance at December 31, 2007...........        6       586         210           (14)        788
Capital contribution from MetLife, Inc.
  (Note 9).............................                 50                                    50
Comprehensive income:
  Net income...........................                            161                       161
  Other comprehensive income (loss):
     Unrealized gains (losses) on
       derivative instruments, net of
       income tax......................                                            3           3
     Unrealized investment gains
       (losses), net of related offsets
       and income tax..................                                         (145)       (145)
                                                                                           -----
     Other comprehensive income
       (loss)..........................                                                     (142)
                                                                                           -----
  Comprehensive income.................                                                       19
                                         -------      ----        ----         -----       -----
Balance at December 31, 2008...........  $     6      $636        $371         $(156)      $ 857
                                         =======      ====        ====         =====       =====




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                            STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                             2008      2007      2006
                                                           -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income...............................................  $   161   $    72   $     6
Adjustments to reconcile net income to net cash provided
 by
 operating activities:
  Amortization of premiums and accretion of discounts
     associated with investments, net....................       (3)       --         4
  (Gains) losses from sales of investments, net..........     (330)      (99)       60
  Undistributed equity earnings of real estate joint
     ventures............................................       (1)       --        --
  Interest credited to policyholder account balances.....       84       100       114
  Universal life and investment-type product policy
     fees................................................     (160)     (162)     (143)
  Change in accrued investment income....................        4         2         2
  Change in premiums and other receivables...............     (307)      206       (28)
  Change in deferred policy acquisition costs, net.......       95        38       (27)
  Change in insurance-related liabilities................       78        (1)       52
  Change in income tax payable...........................       77       102       (15)
  Change in other assets.................................      115       132       121
  Change in other liabilities............................      322         9         1
                                                           -------   -------   -------
Net cash provided by operating activities................      135       399       147
                                                           -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities...........................      662       925     1,435
     Mortgage loans on real estate.......................        6        16        32
     Real estate joint ventures..........................        2         1         1
  Purchases of:
     Fixed maturity securities...........................     (522)     (910)   (1,162)
     Equity securities...................................       --       (21)       --
     Mortgage loans on real estate.......................       (8)       --       (58)
  Net change in short-term investments...................     (115)        9        (4)
  Net change in other invested assets....................      (10)        1         1
  Other, net.............................................        1        --        --
                                                           -------   -------   -------
Net cash provided by investing activities................       16        21       245
                                                           -------   -------   -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits............................................    1,446     1,579     1,421
     Withdrawals.........................................   (1,055)   (2,047)   (1,733)
  Net change in payables for collateral under securities
     loaned and other transactions.......................     (156)       12        20
  Capital contribution from MetLife, Inc. ...............       50        --        --
                                                           -------   -------   -------
Net cash provided by (used in) financing activities......      285      (456)     (292)
                                                           -------   -------   -------
Change in cash and cash equivalents......................      436       (36)      100
Cash and cash equivalents, beginning of year.............       81       117        17
                                                           -------   -------   -------
CASH AND CASH EQUIVALENTS, END OF YEAR...................  $   517   $    81   $   117
                                                           =======   =======   =======
Supplemental disclosures of cash flow information:
  Net cash received during the year for:
     Income tax..........................................  $     4   $    84   $     2
                                                           =======   =======   =======




               See accompanying notes to the financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                        NOTES TO THE FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     MetLife Investors Insurance Company ("MLIIC"), a Missouri domiciled life insurance company (the "Company") is a wholly-owned subsidiary of MetLife, Inc. ("MetLife"). On November 9, 2006, MetLife Investors Insurance Company of California, a California domiciled life insurance company was merged into MLIIC.

     The Company markets and administers traditional life, universal life, variable annuity and fixed annuity products. The Company is licensed to conduct business in 49 states and the District of Columbia. Most of the policies issued present no significant mortality or longevity risk to the Company, but rather represent investment deposits by the policyholders.

  BASIS OF PRESENTATION

     The accompanying financial statements include the accounts of MLIIC and its former subsidiary through the date of merger. Intercompany transactions have been eliminated for all periods presented on a consolidated basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or partnership's operations.

     Certain amounts in the prior years' financial statements have been reclassified to conform with the 2008 presentation.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii)  investment impairments;

          (iii) the recognition of income on certain investments;

          (iv) the existence and estimated fair value of embedded derivatives requiring bifurcation;

          (v)   the estimated fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix)  accounting for reinsurance transactions; and

          (x)   the liability for litigation and regulatory matters.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's balance sheets. In addition, the footnotes to the financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

          Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

          Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

          Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage loans on real estate, policy loans, real estate joint ventures and other limited partnership interests, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale and are reported at their estimated fair value.

          Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker-dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 2.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 2);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans on Real Estate. Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures consisting of leveraged buy-out funds and other private equity funds, in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in affiliated money market pools.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values, which are more fully described in the derivatives accounting policy which follows.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of variable interest entities ("VIEs"). The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities including mortgage-backed and asset-backed securities) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)") for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIEs primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIEs expected losses, receive a majority of a VIEs expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


     Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the financial statements. The Company did not consolidate any of its VIEs at December 31, 2008 and 2007.

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards and option contracts, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives.

     Freestanding derivatives are carried on the Company's balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); or
(ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the financial statements and that their related changes in estimated fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions and agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross profits. These include investment returns, interest crediting rates, mortality, persistency, and expenses to

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


administer business. Management annually updates assumptions used in the calculation of estimated gross profits which may have significantly changed. If the update of assumptions causes expected future gross profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Sales Inducements

     The Company has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in interest credited to policyholder account balances. Each year the Company reviews the deferred sales inducements to determine the recoverability of these balances.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair value of the reporting unit is determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model.

     Management applies significant judgment when determining the estimated fair value of the reporting unit. The valuation methodologies utilized are subject to key assumptions that are sensitive to change. Estimates of fair value

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

     Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed management concluded no impairment of goodwill had occurred at December 31, 2008. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2007 and 2006. Goodwill was $33 million at both December 31, 2008 and 2007.

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance and traditional annuities. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities are approximately 5%.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 3% to 8%.

     The Company establishes future policy benefit liabilities for minimum death and income benefit guarantees relating to certain annuity contracts as follows:

     - Guaranteed minimum death benefit ("GMDB") liabilities are determined by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the GMDB liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility are consistent with the historical experience of the Standard & Poor's ("S&P") 500 Index. The benefit assumptions used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     - Guaranteed minimum income benefit ("GMIB") liabilities are determined by estimating the expected value of the income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used for estimating the GMIB liabilities are consistent with those used for estimating the GMDB liabilities. In addition, the calculation of guaranteed annuitization benefit liabilities incorporates an assumption for the percentage of the potential annuitizations that may be elected

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


       by the contractholder. Certain GMIBs have settlement features that result in a portion of that guarantee being accounted for as an embedded derivative and are recorded in policyholder account balances as described below.

     The Company establishes policyholder account balances for guaranteed minimum benefit riders relating to certain variable annuity products as follows:

     - Guaranteed minimum withdrawal benefit riders ("GMWB") guarantee the contractholder a return of their purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that the contractholder's cumulative withdrawals in a contract year do not exceed a certain limit. The initial guaranteed withdrawal amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMWB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMWB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     - Guaranteed minimum accumulation benefit riders ("GMAB") provide the contractholder, after a specified period of time determined at the time of issuance of the variable annuity contract, with a minimum accumulation of their purchase payments even if the account value is reduced to zero. The initial guaranteed accumulation amount is equal to the initial benefit base as defined in the contract (typically, the initial purchase payments plus applicable bonus amounts). The GMAB is an embedded derivative, which is measured at estimated fair value separately from the host variable annuity product. The risk associated with GMAB riders written is ceded 100% to an affiliate through a reinsurance agreement.

     For GMWB, GMAB and certain GMIB, the initial benefit base is increased by additional purchase payments made within a certain time period and decreases by benefits paid and/or withdrawal amounts. After a specified period of time, the benefit base may also increase as a result of an optional reset as defined in the contract.

     At the inception, the GMWB, GMAB and certain GMIB are accounted for as embedded derivatives with changes in estimated fair value reported in net investment gains (losses).

     The Company attributes to the embedded derivative a portion of the expected future rider fees to be collected from the policyholder equal to the present value of expected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

     The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Beginning in 2008, the valuation of these embedded derivatives now includes an adjustment for the Company's own credit and risk margins for non capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment.

     These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior, and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraphs to an affiliated reinsurance company. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies, guarantees and riders and in the establishment of the related liabilities result in variances in profit and could result in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts, universal life-type policies and certain guaranteed minimum benefit riders. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and
(ii) credited interest, ranging from 3% to 14% less expenses, mortality charges, and withdrawals.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims and unearned revenue liabilities.

     The liability for policy and contract claims generally relates to incurred but not reported death claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

     The portion of fees allocated to embedded derivatives described previously is recognized within net investment gains (losses) as part of the estimated fair value of the embedded derivative.

  Other Revenues

     Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance treaties. Such fees are recognized in the period in which services are performed.

  Income Taxes

     The Company joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended.

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii)  future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 7) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid, and the liabilities ceded related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid on the reinsurance of in-force blocks, as well as amounts paid related to new business, are recorded as ceded premiums and ceded future policy benefit liabilities are established.

     The assumptions used to account for long-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's net income or cash flows.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include actively traded mutual funds. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and
(iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157, which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. The adoption of SFAS 157 changed the valuation of certain freestanding derivatives by moving from a mid to bid pricing convention as it relates to certain volatility inputs as well as the addition of liquidity adjustments and adjustments for risks inherent in a particular input or valuation technique. The adoption of SFAS 157 also changed the valuation of the Company's embedded derivatives, most significantly the valuation of embedded derivatives associated with certain riders on variable annuity contracts. The change in valuation of embedded derivatives associated with riders on annuity contracts resulted from the incorporation of risk margins associated with non capital market inputs and the inclusion of the Company's own credit standing in their valuation. At January 1, 2008, the impact of adopting SFAS 157 on assets and liabilities measured at estimated fair value was $20 million ($13 million, net of income tax) and was recognized as a change in estimate in the accompanying statement of income where it was presented in the respective income statement caption to which the item measured at estimated fair value is presented. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income
(loss). The addition of risk margins and the Company's own credit spread in the valuation of embedded derivatives associated with annuity contracts may result in significant volatility in the Company's net income in future periods.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


Note 11 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's financial statements.

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in a VIE. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

          (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

          (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 did not have a material impact on the Company's financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 did not have a material impact on the Company's financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized a $5 million decrease in the liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of retained earnings. Upon adoption of FIN 48, the Company did not have any unrecognized tax benefits. See also Note 7.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed. The adoption of SOP 05-1 and the related TPAs did not have an impact on the Company's financial statements.

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities at January 1, 2006 with an offsetting adjustment to retained earnings for errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r) and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future annual periods.

  Other Pronouncements

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its financial statements.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

2.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                        DECEMBER 31, 2008
                                          --------------------------------------------
                                                         GROSS
                                           COST OR     UNREALIZED
                                          AMORTIZED   -----------    ESTIMATED    % OF
                                             COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                          ---------   ----   ----   ----------   -----
                                                          (IN MILLIONS)
U.S. corporate securities...............    $  712     $ 4   $ 90     $  626      39.7%
Residential mortgage-backed securities..       373       6     68        311      19.7
Commercial mortgage-backed securities...       311      --     96        215      13.7
U.S. Treasury/agency securities.........       175      11     --        186      11.8
Asset-backed securities.................       190      --     43        147       9.3
Foreign corporate securities............       110      --     27         83       5.3
Foreign government securities...........         7       1     --          8       0.5
                                          ---------   ----   ----   ----------   -----
  Total fixed maturity securities
     (1),(2)............................    $1,878     $22   $324     $1,576     100.0%
                                          =========   ====   ====   ==========   =====
Non-redeemable preferred stock (1)......    $   21    $ --   $ 12     $    9     100.0%
                                          ---------   ----   ----   ----------   -----
  Total equity securities...............    $   21     $--   $ 12     $    9     100.0%
                                          =========   ====   ====   ==========   =====




                                                        DECEMBER 31, 2007
                                          --------------------------------------------
                                                         GROSS
                                           COST OR     UNREALIZED
                                          AMORTIZED   -----------    ESTIMATED    % OF
                                             COST     GAIN   LOSS   FAIR VALUE   TOTAL
                                          ---------   ----   ----   ----------   -----
                                                          (IN MILLIONS)
U.S. corporate securities...............    $  825     $ 6    $16     $  815      40.4%
Residential mortgage-backed securities..       459       2      6        455      22.6
Commercial mortgage-backed securities...       289       1      6        284      14.1
U.S. Treasury/agency securities.........       225       3     --        228      11.3
Asset-backed securities.................        95      --      9         86       4.2
Foreign corporate securities............       136       1      4        133       6.6
Foreign government securities...........        14       2     --         16       0.8
                                          ---------   ----   ----   ----------   -----
  Total fixed maturities (1),(2)........    $2,043     $15    $41     $2,017     100.0%
                                          =========   ====   ====   ==========   =====
Non-redeemable preferred stock (1)......    $   21    $ --    $ 3     $   18     100.0%
                                          ---------   ----   ----   ----------   -----
  Total equity securities...............    $   21     $--    $ 3     $   18     100.0%
                                          =========   ====   ====   ==========   =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." There were no such perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

       December 31, 2008 and 2007. In addition, the Company held $9 million and $18 million at estimated fair value at December 31, 2008 and 2007, respectively, of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $11 million and $24 million, respectively.

   (2) At December 31, 2008 and 2007, the Company also held $8 million and $13 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $8 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at both December 31, 2008 and 2007.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $61 million and $88 million at December 31, 2008 and 2007, respectively. These securities had net unrealized losses of $17 million and less than $1 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were less than $1 million at both December 31, 2008 and 2007. Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both December 31, 2008 and 2007.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $3 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers, all of which are included within asset-backed securities and 5% and 95% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. As described below, all of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $186 million and $228 million, respectively. As shown in the sector table above, at December 31, 2008 the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate fixed maturity securities (39.7%), residential mortgage-backed securities (19.7%), and commercial mortgage-backed securities (13.7%); and at December 31, 2007 were U.S. corporate fixed maturity securities (40.4%), residential mortgage-backed securities (22.6%), and commercial mortgage-backed securities (14.1%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $709 million and $948 million, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total cash and invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $24 million and $20 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $159 million and $188 million, respectively, the total of these ten issuers being less

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


than 7% and 9% of the Company's total cash and invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Finance.....................................    $    151    21.3%    $    284    30.0%
Industrial..................................         146    20.6          192    20.2
Consumer....................................         105    14.8          156    16.5
Utility.....................................         104    14.7          101    10.6
Foreign (1).................................          83    11.7          133    14.0
Communications..............................          70     9.9           71     7.5
Other.......................................          50     7.0           11     1.2
                                              ----------   -----   ----------   -----
  Total.....................................        $709   100.0%        $948   100.0%
                                              ==========   =====   ==========   =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors and other fixed maturity foreign investments.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities - The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......    $    228    73.3%    $    304    66.8%
  Pass-through securities...................          83    26.7          151    33.2
                                              ----------   -----   ----------   -----
Total residential mortgage-backed
  securities................................        $311   100.0%        $455   100.0%
                                              ==========   =====   ==========   =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 59%, 29%, and 12% of the total holdings, respectively. At December 31, 2008 and 2007, $272 million and $455 million, respectively, or 87% and 100% respectively, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure was $39 million and $79 million, respectively, with an unrealized loss of $29 million and $1 million respectively. At December 31, 2008 and 2007, $7 million and $79 million, respectively, or 18% and 100% respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AAA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008, the Company's Alt-A holdings are distributed as follows: 7% 2007 vintage year, 74% 2006 vintage year; and 19% 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $215 million and $284 million, respectively, at estimated fair value. At December 31, 2008 and 2007, $185 million and $206 million, respectively, of the estimated fair value, or 86% and 72%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows:
86% Aaa, 8% Aa, 5% A, and 1% Baa. At December 31, 2008, 91% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the Company had no exposure to CMBX securities or commercial real estate collateralized debt obligations securities.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $147 million and $86 million, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $129 million and $41 million, respectively, or 88% and 48%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, student loan receivables, and residential mortgage-backed securities backed by sub-prime mortgage loans of 60%, 10% and 5% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $7 million and $19 million, respectively, and unrealized losses of $14 million and $7 million, respectively. At December 31, 2008, 48% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 5% and 95% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any significant concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity in its equity securities holdings.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................    $   78      $   75       $   74      $   74
Due after one year through five years...       426         395          508         506
Due after five years through ten years..       286         245          311         306
Due after ten years.....................       214         188          307         306
                                          ---------   ----------   ---------   ----------
  Subtotal..............................     1,004         903        1,200       1,192
Mortgage-backed and asset-backed
  securities............................       874         673          843         825
                                          ---------   ----------   ---------   ----------
  Total fixed maturity securities.......    $1,878      $1,576       $2,043      $2,017
                                          =========   ==========   =========   ==========



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive loss, are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Fixed maturity securities...........................   $(302)    $(26)     $(9)
Equity securities...................................     (12)      (3)      --
Derivatives.........................................       3       --       --
                                                      ------   ------   ------
  Subtotal..........................................    (311)     (29)      (9)
                                                      ------   ------   ------
Amounts allocated from DAC and VOBA.................      71        8        4
Deferred income tax.................................      84        7        2
                                                      ------   ------   ------
  Subtotal..........................................     155       15        6
                                                      ------   ------   ------
Net unrealized investment gains (losses)............   $(156)   $ (14)   $  (3)
                                                      ======   ======   ======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                       2008     2007     2006
                                                      ------   ------   ------
                                                            (IN MILLIONS)
Balance, January 1,.................................   $ (14)    $ (3)     $(4)
Unrealized investment gains (losses) during the
  year..............................................    (282)     (20)      --
Unrealized investment gains (losses) relating to:
  DAC and VOBA......................................      63        4        1
  Deferred income tax...............................      77        5       --
                                                      ------   ------   ------
Balance, December 31,...............................   $(156)    $(14)     $(3)
                                                      ======   ======   ======
Change in net unrealized investment gains (losses)..   $(142)   $ (11)   $   1
                                                      ======   ======   ======



  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                   DECEMBER 31, 2008
                                     -----------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                       LESS THAN 12 MONTHS          THAN 12 MONTHS                 TOTAL
                                     -----------------------   -----------------------   -------------------------
                                                     GROSS                     GROSS                       GROSS
                                      ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED     ESTIMATED    UNREALIZED
                                     FAIR VALUE      LOSS      FAIR VALUE      LOSS       FAIR VALUE       LOSS
                                     ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........   $     437   $       60   $       92   $       30   $        529   $       90
Residential mortgage-backed
  securities.......................          50           11           85           57            135           68
Commercial mortgage-backed
  securities.......................         114           22          101           74            215           96
Asset-backed securities............          96           19           31           24            127           43
Foreign corporate securities.......          49            9           33           18             82           27
Foreign government securities......           1           --           --           --              1           --
                                     ----------   ----------   ----------   ----------   ------------   ----------
  Total fixed maturity securities..        $747         $121         $342         $203         $1,089         $324
                                     ==========   ==========   ==========   ==========   ============   ==========
Equity securities..................        $ --         $ --         $  8         $ 12         $    8         $ 12
                                     ==========   ==========   ==========   ==========   ============   ==========
Total number of securities in an
  unrealized loss position.........         209                       127
                                     ==========                ==========


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                   DECEMBER 31, 2007
                                     -----------------------------------------------------------------------------
                                                                 EQUAL TO OR GREATER
                                       LESS THAN 12 MONTHS          THAN 12 MONTHS                 TOTAL
                                     -----------------------   -----------------------   -------------------------
                                                     GROSS                     GROSS                       GROSS
                                      ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED     ESTIMATED    UNREALIZED
                                     FAIR VALUE      LOSS      FAIR VALUE      LOSS       FAIR VALUE       LOSS
                                     ----------   ----------   ----------   ----------   ------------   ----------
                                                       (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities..........   $     305    $      11   $      143    $       5   $        448    $      16
Residential mortgage-backed
  securities.......................         215            5           68            1            283            6
Commercial mortgage-backed
  securities.......................          16           --          174            6            190            6
Asset-backed securities............          51            6           17            3             68            9
Foreign corporate securities.......          78            4           23           --            101            4
                                     ----------   ----------   ----------   ----------   ------------   ----------
  Total fixed maturity securities..        $665          $26         $425          $15         $1,090          $41
                                     ==========   ==========   ==========   ==========   ============   ==========
Equity securities..................        $ 18          $ 3         $ --          $--         $   18          $ 3
                                     ==========   ==========   ==========   ==========   ============   ==========
Total number of securities in an
  unrealized loss position.........         154                       103
                                     ==========                ==========



  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                               DECEMBER 31, 2008
                                            -------------------------------------------------------
                                            COST OR AMORTIZED   GROSS UNREALIZED      NUMBER OF
                                                   COST               LOSS            SECURITIES
                                            -----------------  -----------------  -----------------
                                            LESS THAN  20% OR  LESS THAN  20% OR  LESS THAN  20% OR
                                               20%      MORE      20%      MORE      20%      MORE
                                            ---------  ------  ---------  ------  ---------  ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months......................   $    322  $  517    $    21  $  206         86     132
Six months or greater but less than nine
  months..................................        195       6         18       4         41       2
Nine months or greater but less than
  twelve months...........................        160      38         24      24         25       7
Twelve months or greater..................        170       5         23       4         40       2
                                            ---------  ------  ---------  ------
  Total...................................       $847    $566        $86    $238
                                            =========  ======  =========  ======
EQUITY SECURITIES:
Less than six months......................       $ --    $ --        $--    $ --         --      --
Six months or greater but less than nine
  months..................................         --      --         --      --         --      --
Nine months or greater but less than
  twelve months...........................         --      20         --      12         --       1
Twelve months or greater..................         --      --         --      --         --      --
                                            ---------  ------  ---------  ------
  Total...................................       $ --    $ 20        $--    $ 12
                                            =========  ======  =========  ======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 DECEMBER 31, 2007
                                          ---------------------------------------------------------------
                                            COST OR AMORTIZED      GROSS UNREALIZED         NUMBER OF
                                                  COST                   LOSS              SECURITIES
                                          --------------------   -------------------   ------------------
                                           LESS THAN    20% OR   LESS THAN    20% OR   LESS THAN   20% OR
                                              20%        MORE       20%        MORE       20%       MORE
                                          -----------   ------   ---------   -------   ---------   ------
                                                     (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................  $       431    $  11     $    11   $     4          88        5
Six months or greater but less than nine
  months................................          152       --           7        --          44       --
Nine months or greater but less than
  twelve months.........................           98       --           5        --          18       --
Twelve months or greater................          439       --          14        --         101       --
                                          -----------   ------   ---------   -------
  Total.................................       $1,120      $11         $37       $ 4
                                          ===========   ======   =========   =======
EQUITY SECURITIES:
Less than six months....................       $   --      $--         $--      $ --          --       --
Six months or greater but less than nine
  months................................           --       --          --        --          --       --
Nine months or greater but less than
  twelve months.........................           21       --           3        --           2       --
Twelve months or greater................           --       --          --        --          --       --
                                          -----------   ------   ---------   -------
  Total.................................       $   21      $--         $ 3       $--
                                          ===========   ======   =========   =======



     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $86 million and $37 million, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 3%, respectively, of the cost or amortized cost of such securities. At December 31, 2008, there were no unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost. At December 31, 2007, $3 million of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 14% of the cost of such securities.

     At December 31, 2008, $238 million and $12 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 42% and 60% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $238 million, $206 million were related to fixed maturity securities that were in an unrealized loss position for a period of less than six months. Of such unrealized losses of $12 million, all were related to equity securities that were in an unrealized loss position for a period of nine months or more. At December 31, 2007, $4 million of unrealized losses related to fixed maturity securities, with an unrealized loss position of 20% or more of cost or amortized cost, which

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


represented 36% of the cost or amortized cost of such fixed maturity securities, respectively. Of such unrealized losses all were in an unrealized loss position for a period of less than six months.

     The Company held two fixed maturity securities and one equity security, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. The two fixed maturity securities represented 15%, or $47 million in the aggregate, of the gross unrealized loss on fixed maturity securities. The one equity security represented all, or $12 million in the aggregate, of the gross unrealized loss on equity securities. The Company held no fixed maturity securities or equity securities with a gross unrealized loss of greater than $10 million at December 31, 2007. These securities with a gross unrealized loss greater than $10 million were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $12 million and $0 at December 31, 2008 and 2007, respectively, is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more for nine months or more was $12 million as of December 31, 2008, all of which are financial services investment grade non-redeemable preferred securities that are rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized loss.

     Also, the Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming periods.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $336 million and $44 million, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2008   2007
                                                               ----   ----
SECTOR:
Commercial mortgage-backed securities........................    29%    14%
U.S. corporate securities....................................    27     36
Residential mortgage-backed securities.......................    20     14
Asset-backed securities......................................    13     20
Foreign corporate securities.................................     8      9
Other........................................................     3      7
                                                                ---    ---
  Total......................................................   100%   100%
                                                                ===    ===
INDUSTRY:
Mortgage-backed..............................................    49%    28%
Finance......................................................    23     35
Asset-backed.................................................    13     20
Consumer.....................................................     7     --
Utility......................................................     4      3
Industrial...................................................     1     13
Other........................................................     3      1
                                                                ---    ---
  Total......................................................   100%   100%
                                                                ===    ===



  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2008   2007   2006
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Fixed maturity securities....................................  $(25)   $(6)  $(17)
Equity securities............................................    --     (1)    --
Other limited partnership interests..........................    --     --     (1)
Freestanding derivatives.....................................    81     15    (12)
Embedded derivatives.........................................   274     91    (30)
                                                               ----   ----   ----
  Net investment gains (losses)..............................  $330    $99   $(60)
                                                               ====   ====   ====



     See Note 6 for discussion of affiliated net investment gains (losses) included in embedded derivatives in the table above.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Proceeds from sales or disposals of fixed maturity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                   FIXED MATURITY
                                     SECURITIES           EQUITY SECURITIES             TOTAL
                               ----------------------  ----------------------  ----------------------
                                2008    2007    2006    2008    2007    2006    2008    2007    2006
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
                                                            (IN MILLIONS)
Proceeds.....................   $464    $657   $1,051   $  --   $  --   $  --   $464    $657   $1,051
                               ======  ======  ======  ======  ======  ======  ======  ======  ======
Gross investment gains.......      1       1        4      --      --      --      1       1        4
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
Gross investment losses......    (18)     (6)     (21)     --      --      --    (18)     (6)     (21)
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
Writedowns
     Credit-related..........     (8)     (1)      --      --      (1)     --     (8)     (2)      --
                               ------  ------  ------  ------  ------  ------  ------  ------  ------
  Net investment gains
     (losses)................   $(25)   $ (6)  $  (17)    $--     $(1)    $--   $(25)   $ (7)  $  (17)
                               ======  ======  ======  ======  ======  ======  ======  ======  ======



     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses), were $8 million and $2 million for the years ended December 31, 2008 and 2007, respectively. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment gains (losses) during 2006. The substantial increase in 2008 over 2007 was driven by writedowns totaling $3 million of financial services industry securities holdings and $5 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans) all of which were fixed maturity securities.

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2008     2007     2006
                                                       ----     ----     ----
                                                            (IN MILLIONS)
Fixed maturity securities............................  $110     $118     $119
Equity securities....................................     1        1       --
Mortgage loans on real estate........................     5        5        5
Policy loans.........................................     2        2        2
Other limited partnership interests..................     1        1        1
Cash, cash equivalents and short-term investments....     4        8        7
Other................................................     1       --       --
                                                       ----     ----     ----
  Total investment income............................   124      135      134
Less: Investment expenses............................    16       31       28
                                                       ----     ----     ----
  Net investment income..............................  $108     $104     $106
                                                       ====     ====     ====



     Net investment income from other limited partnership interests represents distributions from other limited partnership interests accounted for under the cost method. Overall for 2008, the net amount recognized by the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

Company was a gain of $1 million resulting principally from gains on cost method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets.

     Affiliated investment expenses, included in the table above, were $1 million for each of the years ended December 31, 2008, 2007 and 2006. See
"-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $319 million and $523 million and an estimated fair value of $322 million and $525 million were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $324 million and $541 million at December 31, 2008 and 2007, respectively. Of this $324 million of cash collateral at December 31, 2008, $189 million was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral, and $128 million and $7 million, respectively, were due within 30 days and 60 days. Of the $188 million of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $186 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $272 million at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

     Security collateral of $6 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged and is not reflected in the financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $8 million and $7 million at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 3.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Agricultural mortgage loans...................   $  48      63.2%   $  40      54.1%
Commercial mortgage loans.....................      28      36.8       34      45.9
                                                ------   -------   ------   -------
Total mortgage loans on real estate...........     $76     100.0%     $74     100.0%
                                                ======   =======   ======   =======


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Mortgage loans on real estate are collateralized by properties located in the United States. At December 31, 2008, 20%, 16% and 12% of the value of the Company's mortgage loans on real estate were located in District of Columbia, Alabama and Arizona, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $2 million at both December 31, 2008 and 2007.

     For each of the years ended December 31, 2008, 2007 and 2006, net investment income from other limited partnership interests was $1 million.

  OTHER INVESTED ASSETS

     At December 31, 2008 and 2007, the carrying value of freestanding derivatives with positive fair values, included in other invested assets, was $109 million and $28 million, respectively.

     See Note 3 regarding the freestanding derivatives with positive estimated fair values.

  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $2 million and $70 million, respectively, of its total invested assets in the MetLife Intermediate Income Pool, which is an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $2 million, $4 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, are as follows:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2008   2007   2006
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Estimated fair value of assets transferred to
  affiliates............................................  $ --    $23   $127
Amortized cost of assets transferred to affiliates......   $--    $23   $129
Net investment gains (losses) recognized on transfers...   $--   $ --   $ (2)
Estimated fair value of assets transferred from
  affiliates............................................   $--    $--   $ 21

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

3.  DERIVATIVE FINANCIAL INSTRUMENTS

  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, excluding embedded derivatives, held at:

                                           DECEMBER 31, 2008                DECEMBER 31, 2007
                                    ------------------------------   ------------------------------
                                                  CURRENT MARKET                   CURRENT MARKET
                                                  OR FAIR VALUE                    OR FAIR VALUE
                                               -------------------              -------------------
                                    NOTIONAL              LIABILI-   NOTIONAL              LIABILI-
                                     AMOUNT     ASSETS      TIES      AMOUNT     ASSETS      TIES
                                    --------   --------   --------   --------   --------   --------
                                                             (IN MILLIONS)
Interest rate swaps...............   $   --      $ --       $ --      $    9      $ --       $ --
Interest rate floors..............    2,040       105         --       2,460        27         --
Foreign currency swaps............        8         4         --           8         1         --
Financial forwards................       --        --         --          25        --         --
Credit default swaps..............       41        --         --          30        --         --
                                     ------      ----       ----      ------      ----       ----
  Total...........................   $2,089      $109        $--      $2,532       $28        $--
                                     ======      ====       ====      ======      ====       ====



     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                               REMAINING LIFE
                                          -------------------------------------------------------
                                                        AFTER        AFTER
                                                      ONE YEAR    FIVE YEARS
                                          ONE YEAR     THROUGH      THROUGH    AFTER TEN
                                           OR LESS   FIVE YEARS    TEN YEARS     YEARS      TOTAL
                                          --------   ----------   ----------   ---------   ------
                                                               (IN MILLIONS)
Interest rate floors....................  $     --     $     --      $ 2,040    $     --   $2,040
Foreign currency swaps..................        --           --           --           8        8
Credit default swaps....................        --           34            7          --       41
                                          --------   ----------   ----------   ---------   ------
  Total.................................       $--          $34       $2,047         $ 8   $2,089
                                          ========   ==========   ==========   =========   ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     Interest rate floors are used by the Company primarily to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level.

     Foreign currency swaps are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its denominated in foreign currencies.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                     DECEMBER 31, 2008                DECEMBER 31, 2007
                              ------------------------------   ------------------------------
                                              FAIR VALUE                       FAIR VALUE
                                         -------------------              -------------------
                              NOTIONAL              LIABILI-   NOTIONAL              LIABILI-
                               AMOUNT     ASSETS      TIES      AMOUNT     ASSETS      TIES
                              --------   --------   --------   --------   --------   --------
                                                       (IN MILLIONS)
Fair value..................   $   --      $ --       $ --      $    8       $ 1       $ --
Cash flow...................        8         4         --           4        --         --
Non-qualifying..............    2,081       105         --       2,520        27         --
                               ------      ----       ----      ------       ---       ----
  Total.....................   $2,089      $109        $--      $2,532       $28        $--
                               ======      ====       ====      ======       ===       ====



     The Company recognized insignificant net investment income (expense) from settlement payments related to qualifying hedges for the years ended December 31, 2008, 2007 and 2006.

     The Company recognized insignificant net investment gains (losses) from settlement payments related to non-qualifying hedges for each of the years ended December 31, 2008, 2007 and 2006.

  FAIR VALUE HEDGES

     The Company designates and accounts for interest rate swaps to convert fixed rate investments to floating rate investments as fair value hedges when they have met the requirements of SFAS 133.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2008 and 2007. The Company did not have any fair value hedges during the year ended December 31, 2006.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for foreign currency swaps used to hedge the foreign currency cash flow exposure of foreign currency denominated investments and liabilities as cash flow hedges, when they have met the requirements of SFAS 133.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     For each of the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     For the year ended December 31, 2008, the net amount deferred in other comprehensive income (loss) relating to cash flow hedges was $4 million, which represents the net gain on the effective portion of cash flow hedges. For the years ended December 31, 2007 and 2006, the net amounts deferred in other comprehensive income (loss) relating to cash flow hedges was insignificant.

     At December 31, 2008, insignificant amounts of the deferred net gains (losses) on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2009.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps and purchased floors to economically hedge its exposure to interest rates; (ii) foreign currency swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to economically hedge exposure to adverse movements in credit; (iv) equity variance swaps as a macro hedge on certain invested assets; and (v) credit default swaps to synthetically create investments.

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                           YEARS ENDED DECEMBER
                                                                    31,
                                                          ----------------------
                                                          2008     2007     2006
                                                          ----     ----     ----
                                                               (IN MILLIONS)
Net investment gains (losses), excluding embedded
  derivatives........................................      $81      $15     $(12)


  EMBEDDED DERIVATIVES

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These host contracts principally include: variable annuities with guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders; affiliated ceded reinsurance contracts related to guaranteed minimum withdrawal, guaranteed minimum accumulation and certain guaranteed minimum income riders.

     The following table presents the estimated fair value of the Company's embedded derivatives at:

                                                                 DECEMBER
                                                                   31,
                                                               -----------
                                                               2008   2007
                                                               ----   ----
                                                                   (IN
                                                                MILLIONS)
Net embedded derivatives within asset host contracts:
  Ceded guaranteed minimum benefit riders....................  $569    $73
Net embedded derivatives within liability host contracts:
  Direct guaranteed minimum benefit riders...................  $226    $17

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents changes in the estimated fair value related to embedded derivatives:

                                                              YEARS ENDED
                                                             DECEMBER 31,
                                                          ------------------
                                                          2008   2007   2006
                                                          ----   ----   ----
                                                             (IN MILLIONS)
Net investment gains (losses) (1).......................  $274    $91   $(30)


--------

   (1) Effective January 1, 2008, upon adoption of SFAS 157, the valuation of the Company's guaranteed minimum benefit riders includes an adjustment for the Company's own credit. Included in net investment gains (losses) for the year ended December 31, 2008 are gains of $136 million in connection with this adjustment.

  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 11 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments.

     At December 31, 2008, the Company was obligated to return cash collateral under its control of $61 million. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the balance sheets. The Company had no cash collateral under its control at December 31, 2007.

     In addition, the Company may have exchange-traded futures, which require the pledging of collateral. At December 31, 2008, the Company did not provide any securities collateral for exchange traded futures. At December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $3 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral.

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs, generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $26 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid an insignificant amount to terminate all of these contracts.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                                 DECEMBER 31, 2008
                                            -----------------------------------------------------------
                                                               MAXIMUM AMOUNT
                                             FAIR VALUE OF   OF FUTURE PAYMENTS       WEIGHTED
RATING AGENCY DESIGNATION OF REFERENCED     CREDIT DEFAULT      UNDER CREDIT       AVERAGE YEARS
CREDIT OBLIGATIONS (1)                           SWAPS        DEFAULT SWAPS (2)   TO MATURITY (3)
------------------------------------------  --------------   ------------------   ---------------
                                                                   (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)..........................       $ --                $ 2                5.0
  Credit default swaps referencing
     indices..............................         --                 24                4.0
                                                 ----                ---
     Subtotal.............................         --                 26                4.1
                                                 ----                ---
Baa
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
Ba
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
B
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
Caa and lower
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
In or near default
  Single name credit default swaps
     (corporate)..........................         --                 --                 --
  Credit default swaps referencing
     indices..............................         --                 --                 --
                                                 ----                ---
     Subtotal.............................         --                 --                 --
                                                 ----                ---
                                                  $--                $26                4.1
                                                 ====                ===



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

4.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                          DAC   VOBA   TOTAL
                                                         ----   ----   -----
                                                            (IN MILLIONS)
Balance at January 1, 2006.............................  $441   $163    $604
  Capitalizations......................................    80     --      80
                                                         ----   ----    ----
       Subtotal........................................   521    163     684
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................   (13)    (3)    (16)
     Other expenses....................................    85    (17)     68
                                                         ----   ----    ----
       Total amortization..............................    72    (20)     52
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........    --     (1)     (1)
                                                         ----   ----    ----
Balance at December 31, 2006...........................   449    184     633
  Capitalizations......................................    89     --      89
                                                         ----   ----    ----
       Subtotal........................................   538    184     722
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................    34      6      40
     Other expenses....................................    63     25      88
                                                         ----   ----    ----
       Total amortization..............................    97     31     128
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........    (3)    (1)     (4)
                                                         ----   ----    ----
Balance at December 31, 2007...........................   444    154     598
  Capitalizations......................................    89     --      89
                                                         ----   ----    ----
       Subtotal........................................   533    154     687
                                                         ----   ----    ----
  Less: Amortization related to:
     Net investment gains (losses).....................    31     --      31
     Other expenses....................................   117     35     152
                                                         ----   ----    ----
       Total amortization..............................   148     35     183
                                                         ----   ----    ----
  Less: Unrealized investment gains (losses)...........   (50)   (13)    (63)
                                                         ----   ----    ----
Balance at December 31, 2008...........................  $435   $132    $567
                                                         ====   ====    ====



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $17 million in 2009, $15 million in 2010, $14 million in 2011, $12 million in 2012, and $11 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and other expenses for the amount of gross profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

5.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                       POLICYHOLDER         OTHER
                                    FUTURE POLICY        ACCOUNT         POLICYHOLDER
                                       BENEFITS          BALANCES           FUNDS
                                   ---------------   ---------------   ---------------
                                                       DECEMBER 31,
                                   ---------------------------------------------------
                                    2008     2007     2008     2007     2008     2007
                                   ------   ------   ------   ------   ------   ------
                                                      (IN MILLIONS)
Traditional life.................   $  8     $  8    $   --   $   --    $ --     $ --
Variable & universal life........     --       --       130      134       1        3
Annuities........................    364      284     2,660    2,033      45       31
                                    ----     ----    -- ---   -- ---    ----     ----
Total............................   $372     $292    $2,790   $2,167     $46      $34
                                    ====     ====    == ===   == ===    ====     ====



  SALES INDUCEMENTS

     Information regarding deferred sales inducements, which are reported in other assets, is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2008     2007     2006
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Balance at January 1,..................................  $ 90      $80     $ 75
Capitalization.........................................    18       19       19
Amortization...........................................   (20)      (9)     (14)
                                                         ----      ---     ----
Balance at December 31,................................  $ 88      $90     $ 80
                                                         ====      ===     ====



  SEPARATE ACCOUNTS

     Separate account assets and liabilities consist of pass-through separate accounts totaling $6,633 million and $9,432 million at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $141 million, $138 million and $115 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     For each of the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). These guarantees include benefits that are payable in the event of death or at annuitization.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Information regarding the types of guarantees relating to annuity contracts is as follows:

                                                                  DECEMBER 31,
                                        ---------------------------------------------------------------
                                                     2008                             2007
                                        ------------------------------   ------------------------------
                                            IN THE             AT            IN THE             AT
                                        EVENT OF DEATH   ANNUITIZATION   EVENT OF DEATH   ANNUITIZATION
                                        --------------   -------------   --------------   -------------
                                                                 (IN MILLIONS)
ANNUITY CONTRACTS (1)
RETURN OF NET DEPOSITS
Separate account value................     $   2,382             N/A        $   2,635             N/A
Net amount at risk (2)................     $     675 (3)         N/A        $      10 (3)         N/A
Average attained age of
  contractholders.....................      62 years             N/A         60 years             N/A
ANNIVERSARY CONTRACT VALUE OR
  MINIMUM RETURN
Separate account value................     $   5,390       $   4,239        $   8,070       $   5,516
Net amount at risk (2)................     $   2,256 (3)   $   2,003 (4)    $     225 (3)   $      89 (4)
Average attained age of
  contractholders.....................      62 years        62 years         63 years        62 years


--------

   (1) The Company's annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current GMDB in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for guarantees of amounts at annuitization is defined as the present value of the minimum guaranteed annuity payments available to the contractholder determined in accordance with the terms of the contract in excess of the current account balance.

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity contracts is as follows:

                                                                  ANNUITY
                                                                 CONTRACTS
                                                               -------------
                                                                 GUARANTEED
                                                               ANNUITIZATION
                                                                  BENEFITS
                                                               -------------
                                                               (IN MILLIONS)
Balance at January 1, 2006...................................     $     --
Incurred guaranteed benefits.................................           --
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2006.................................           --
Incurred guaranteed benefits.................................            8
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2007.................................            8
Incurred guaranteed benefits.................................           41
Paid guaranteed benefits.....................................           --
                                                               -------------
Balance at December 31, 2008.................................          $49
                                                               =============


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Excluded from the table above are guaranteed annuitization benefit liabilities on the Company's annuity contracts of $67 million, $21 million and $24 million at December 31, 2008, 2007 and 2006, respectively, which were reinsured 100% to an affiliate and had corresponding recoverables from affiliated reinsurers related to such guarantee liabilities.

     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
Mutual Fund Groupings
  Equity..................................................  $4,134   $4,670
  Balanced................................................   1,838    4,073
  Bond....................................................     346      445
  Money Market............................................     242      125
  Specialty...............................................      30       58
                                                            ------   ------
     Total................................................  $6,590   $9,371
                                                            ======   ======



6.  REINSURANCE

     The Company's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and provide additional capacity for future growth. The Company has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Starting in 2002, the Company reinsured up to 90% of the mortality risk for all new individual life insurance policies. During 2005, the Company changed its retention practices for individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, the Company retains up to $100,000 per life and reinsures 100% of amounts in excess of the Company's retention limits. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     The Company reinsures 90% of its new production of fixed annuities to an affiliated reinsurer. The Company reinsures 100% of the living and death benefit riders associated with its variable annuities issued since 2001 to an affiliated reinsurer. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on rider fees collected from policyholders and receives reimbursements for benefits paid or accrued in excess of account values, subject to certain limitations. The Company enters into similar agreements for new or in-force business depending on market conditions.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The amounts in the statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                       2008     2007     2006
                                                       ----     ----     ----
                                                            (IN MILLIONS)
PREMIUMS:
  Direct premiums....................................  $  9     $ 13     $ 65
  Reinsurance ceded..................................    --       (1)      --
                                                       ----     ----     ----
     Net premiums....................................  $  9     $ 12     $ 65
                                                       ====     ====     ====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees.....................................  $191     $201     $177
  Reinsurance ceded..................................   (31)     (39)     (34)
                                                       ----     ----     ----
     Net universal life and investment-type product
       policy fees...................................  $160     $162     $143
                                                       ====     ====     ====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims............  $150     $ 43     $ 99
  Reinsurance ceded..................................   (61)      (7)      (8)
                                                       ----     ----     ----
     Net policyholder benefits and claims............  $ 89     $ 36     $ 91
                                                       ====     ====     ====



     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                              DECEMBER 31,
                                                            ----------------
                                                             2008      2007
                                                            ------   -------
                                                              (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $    7   $    --
Claim recoverables........................................       1        --
                                                            ------   -------
  Total...................................................  $    8      $ --
                                                            ======   =======
AFFILIATED RECOVERABLES:
Deposit recoverables......................................  $1,033      $738
Future policy benefit recoverables........................     636       103
Claim recoverables........................................       4         1
All other recoverables....................................      32        58
                                                            ------   -------
  Total...................................................  $1,705      $900
                                                            ======   =======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers. The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and irrevocable letters of credit. At December 31, 2008, the Company has $276 million of affiliated reinsurance recoverable balances secured through irrevocable letters of credit issued and $139 million of affiliated reinsurance recoverable balances secured by funds held in trust as collateral.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company's five largest unaffiliated reinsurers account for $8 million, or 100%, of its total unaffiliated reinsurance recoverable balances at December 31, 2008.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were insignificant at both December 31, 2008 and 2007. Reinsurance balances payable to affiliated reinsurers, included in liabilities, were $91 million and $5 million at December 31, 2008 and 2007, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries including Metropolitan Life Insurance Company ("MLIC") and Exeter Reassurance Company, Ltd. The Company also has reinsurance agreements with Reinsurance Group of America, Incorporated, ("RGA"), a former affiliate, which was split-off from MetLife in September 2008. The table below includes amounts related to transactions with RGA through the date of the split-off.

     The following table reflects related party reinsurance information:

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                           ------------------
                                                           2008   2007   2006
                                                           ----   ----   ----
                                                              (IN MILLIONS)
Ceded fees, included in universal life and investment-
  type product policy fees...............................   $30    $38    $33
Income from deposit contracts, included in other
  revenues...............................................   $29    $45    $45
Ceded benefits, included in policyholder benefits and
  claims.................................................   $61    $ 7    $ 8
Interest costs on ceded reinsurance, included in other
  expenses...............................................   $(1)   $(2)   $(2)


     The Company has ceded risks to an affiliate related to guaranteed minimum benefit riders written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are also included within net investment gains (losses). The embedded derivatives ceded are included within premiums and other receivables and were assets of $569 million and $73 million at December 31, 2008 and 2007, respectively. For the years ended December 31, 2008, 2007 and 2006, net investment gains (losses) included $496 million, $110 million and ($36) million, respectively, in changes in fair value of such embedded derivatives.

7.  INCOME TAX

     The provision (benefit) for income tax is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Current:
  Federal.............................................  $(36)     $(4)    $(81)
Deferred:
  Federal.............................................   108       27       64
                                                        ----      ---     ----
Provision (benefit) for income tax....................  $ 72      $23     $(17)
                                                        ====      ===     ====


                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The reconciliation of the income tax provision (benefit) at the U.S. statutory rate to the provision (benefit) for income tax as reported is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Tax provision at U.S. statutory rate..................  $ 82     $ 33     $ (4)
Tax effect of:
  Tax-exempt investment income........................   (10)      (9)      (9)
  Prior year tax......................................    --       (2)      (3)
  Other, net..........................................    --        1       (1)
                                                        ----     ----     ----
Provision (benefit) for income tax....................  $ 72      $23     $(17)
                                                        ====     ====     ====



     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                              2008    2007
                                                             -----   -----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables.................  $  --   $  73
  Net unrealized investment losses.........................     84       7
  Other....................................................      1       1
                                                             -----   -----
                                                                85      81
                                                             -----   -----
Deferred income tax liabilities:
  Investments..............................................     35      13
  Policyholder liabilities and receivables.................     24      --
  DAC......................................................    173     184
                                                             -----   -----
                                                               232     197
                                                             -----   -----
Net deferred income tax liability..........................  $(147)  $(116)
                                                             =====   =====



     A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

     The Company has not recorded a valuation allowance against the deferred tax asset of $84 million recognized in connection with unrealized investment losses at December 31, 2008. The Company has the intent and ability to hold such securities until their recovery or maturity and the Company has available to it tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     Effective January 1, 2006, the Company joined with MetLife and its includable affiliates in filing a federal income tax return. The Company participates in a tax sharing agreement with MetLife. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Pursuant to the tax sharing agreement, the amount due from affiliates is $33 million and $2 million as of December 31, 2008 and 2007, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2004. The Company believes that any adjustments that might be required for open years will not have a material effect on the Company's financial statements.

     As a result of the implementation of FIN 48, the Company recognized a $5 million decrease in the liability for unrecognized tax benefits and a corresponding increase to the January 1, 2007 balance of retained earnings. Upon adoption of FIN 48, the Company did not have any unrecognized tax benefits.

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $10 million and $9 million, respectively, related to the separate account DRD.

8.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company and certain of its affiliates have faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Various litigation, claims and assessments against the Company, in addition to those discussed above and those otherwise provided for in the Company's financial statements, have arisen in the course of the Company's business. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses, except as noted above in connection with specific matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


time, have a material adverse effect on the Company's net income or cash flows in particular quarterly or annual periods.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. At both December 31, 2008 and 2007, the Company maintained a liability of $8 million, and a related asset for premium tax offsets of $800 thousand for undiscounted future assessments in respect of impaired, insolvent or failed insurers. At December 31, 2007, the Company also held a receivable of $7 million, recorded in other assets, for reimbursement of assessments incurred in a prior acquisition. There were no such receivables at December 31, 2008.

COMMITMENTS

  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amount of this unfunded commitment was $1 million at December 31, 2008. The Company did not have unfunded commitments at December 31, 2007. The Company anticipates that this amount will be invested in partnerships over the next five years.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company had no liability for indemnities, guarantees and commitments at both December 31, 2008 and 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $26 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid an insignificant amount to terminate all of these contracts.

     See Note 3 for further disclosures related to credit default swap obligations.

9.  EQUITY

  CAPITAL CONTRIBUTIONS

     The Company received a cash contribution of $50 million from MetLife during the year ended December 31, 2008. There were no contributions received for the years ended December 31, 2007 and 2006.

  STATUTORY EQUITY AND INCOME

     The Company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. The Missouri State Department of Insurance (the "Department") has adopted Codification with certain modifications for the preparation of statutory financial statements of insurance companies domiciled in Missouri. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of the Company.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year.

     Statutory net income (loss) of the Company, as filed with the Department, was ($35) million, $40 million and $116 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Department, was $398 million and $329 million at December 31, 2008 and 2007, respectively.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

  DIVIDEND RESTRICTIONS

     Under Missouri State Insurance Law, the maximum amount of dividends the Company is permitted to pay, without prior insurance regulatory clearance, is the greater of: (i) 10% of its statutory surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). However, dividends may only be paid from positive balances in statutory unassigned funds. Since the Company's statutory unassigned funds surplus is less than zero, no dividends are permissible in 2009 without prior approval of the Missouri Commissioner of Insurance.

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior years:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2008    2007    2006
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year...........................................  $(305)  $ (27)   $(22)
Income tax effect of holding gains (losses)..........    107       9       8
Reclassification adjustments:
  Recognized holding (gains) losses included in
     current year income.............................     26       7      18
  Amortization of premiums and accretion of discounts
     associated with investments ....................     (3)     --       4
  Income tax effect..................................     (8)     (3)     (8)
Allocation of holding losses on investments relating
  to other policyholder amounts......................     63       4       1
Income tax effect of allocation of holding losses to
  other policyholder amounts.........................    (22)     (1)     --
                                                       -- --   -- --    - --
Other comprehensive income (loss)....................  $(142)   $(11)   $  1
                                                       == ==   == ==    = ==



10.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                        YEARS ENDED DECEMBER
                                                                31,
                                                       ---------------------
                                                        2008    2007    2006
                                                       -----   -----   -----
                                                           (IN MILLIONS)
Compensation.........................................   $ 18    $ 16    $ 14
Commissions..........................................     85      95      82
Amortization of DAC and VOBA.........................    183     128      52
Capitalization of DAC................................    (89)    (89)    (80)
Insurance tax........................................      2       3       3
Other................................................     45      52      51
                                                        ----    ----    ----
Total other expenses.................................   $244    $205    $122
                                                        ====    ====    ====



     For the years ended December 31, 2008, 2007 and 2006, commissions and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 6. See also Note 12 for discussion of affiliated expenses included in the table above.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     See Note 4 for a rollforward of DAC including impacts of amortization and capitalization.

11.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                                              ESTIMATED
                                                       NOTIONAL    CARRYING      FAIR
DECEMBER 31, 2007                                       AMOUNT      VALUE       VALUE
-----------------                                     ---------   ---------   ---------
                                                                (IN MILLIONS)
Assets:
  Fixed maturity securities.........................               $ 2,017     $ 2,017
  Equity securities.................................                $   18      $   18
  Mortgage loans on real estate.....................                $   74      $   76
  Policy loans......................................                $   29      $   29
  Short-term investments............................                $   74      $   74
  Cash and cash equivalents.........................                $   81      $   81
  Accrued investment income.........................                $   20      $   20
Liabilities:
  Policyholder account balances.....................                $2,033      $1,956
  Payables for collateral under securities loaned
     transactions...................................                $  541      $  541


     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The fair value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage Loans on Real Estate -- Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Payables for Collateral Under Securities Loaned Transactions -- The estimated fair value for payables for collateral under securities loaned transactions approximates carrying value.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial forwards, interest rate, credit default and foreign currency swaps and interest rate floors are based upon quotations obtained from dealers or other reliable sources. See Note 3 for derivative fair value disclosures.

                                                                                ESTIMATED
                                                         NOTIONAL    CARRYING      FAIR
DECEMBER 31,  2008                                        AMOUNT      VALUE       VALUE
------------------                                      ---------   ---------   ---------
                                                                  (IN MILLIONS)
Assets:
  Fixed maturity securities..........................                 $1,576      $1,576
  Equity securities..................................                 $    9      $    9
  Mortgage loans on real estate......................                 $   76      $   78
  Policy loans.......................................                 $   28      $   35
  Other limited partnership interests................                 $    2      $    2
  Short-term investments.............................                 $  189      $  189
  Other invested assets (1)..........................     $2,075      $  109      $  109
  Cash and cash equivalents..........................                 $  517      $  517
  Accrued investment income..........................                 $   16      $   16
  Premiums and other receivables (2).................                 $1,057      $  898
  Separate account assets............................                 $6,633      $6,633
  Net embedded derivatives within asset host
     contracts (3)...................................                 $  569      $  569
Liabilities:
  Policyholder account balances (2)..................                 $1,874      $1,627
  Payables for collateral under securities loaned and
     other transactions..............................                 $  385      $  385
  Other liabilities: (2)
     Derivative liabilities..........................     $   14      $   --      $   --
     Other...........................................                 $    1      $    1
  Net embedded derivatives within liability host
     contracts (3)...................................                 $  226      $  226


--------

   (1) Other invested assets is comprised of freestanding derivatives with positive estimated fair values.

   (2) Carrying values presented herein differ from those presented on the balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage Loans on Real Estate -- The Company originates mortgage loans on real estate principally for investment purposes. These loans are carried at amortized cost within the financial statements. The fair value for mortgage loans on real estate is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Other Limited Partnership Interests -- Other limited partnerships included in the preceding table consist of those investments accounted for using the cost method.

     The estimated fair values for other limited partnership interests accounted for under the cost method are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short-term investments do not qualify as securities and are recognized at amortized cost in the balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at estimated fair value in the balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the balance sheet is comprised of freestanding derivatives with positive estimated fair values. The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     Cash and Cash Equivalents -- Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

     Premiums and Other Receivables -- Premiums and other receivables in the balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, fees and general operating receivables, and embedded derivatives related to the ceded reinsurance of certain variable annuity riders.

     Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     Embedded derivatives recognized in connection with ceded reinsurance of certain variable annuity riders are included in this caption in the financial statements but excluded from this caption in the preceding table as they are separately presented.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the balance sheet in accordance with SOP 03-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts are comprised of actively traded mutual

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


funds. The fair value of mutual funds is based upon quoted prices or reported NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. Embedded derivatives on investment contracts and certain variable annuity riders accounted for as embedded derivatives are included in this caption in the financial statements but excluded from this caption in the table above as they are separately presented therein. The remaining difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include fixed deferred annuities, modified guaranteed annuities and fixed term payout annuities. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models and observable market inputs that take into consideration publicly available information relating to the Company's claims paying ability.

     Payables for Collateral Under Securities Loaned and Other
Transactions -- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the balance sheet is principally comprised of freestanding derivatives with negative estimated fair values; tax and litigation contingency liabilities; interest due on cash collateral held in relation to securities lending; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest due on cash collateral held in relation to securities lending. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     Embedded Derivatives within Asset and Liability Host Contracts -- Embedded derivatives principally include certain direct variable annuity riders and certain affiliated ceded reinsurance contracts related to such variable annuity riders. Embedded derivatives are recorded in the financial statements at estimated fair value with changes in estimated fair value adjusted through net income.

     The Company issues certain variable annuity products with guaranteed minimum benefit riders. GMWB, GMAB and certain GMIB riders are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net investment gains (losses). These embedded derivatives are classified within policyholder account balances. The fair value for these riders is estimated using the present value of future benefits minus the present value of future fees using actuarial and capital market assumptions related to the projected cash flows over the expected lives of the contracts. A risk neutral valuation methodology is used under which the cash flows from the riders are projected under multiple capital market scenarios using observable risk free rates. Effective January 1, 2008, upon adoption of SFAS 157, the valuation of these riders now includes an adjustment for the Company's own credit and risk margins for non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to the Company's claims paying ability. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment. These riders may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in the Company's own credit standing; and variations in actuarial assumptions regarding policyholder behavior and risk margins related to non-capital market inputs may result in significant fluctuations in the estimated fair value of the riders that could materially affect net income.

     The Company cedes the risks associated with certain of the GMIB, GMAB and GMWB riders described in the preceding paragraph. These reinsurance contracts contain embedded derivatives which are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)


embedded derivatives on the ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company.

     In addition to ceding risks associated with riders that are accounted for as embedded derivatives, the Company also cedes to an affiliated reinsurance company certain directly written GMIB riders that are accounted for as insurance (i.e., not as embedded derivatives) but where the reinsurance contract contains an embedded derivative. These embedded derivatives are included in premiums and other receivables with changes in estimated fair value reported in net investment gains (losses). The value of the embedded derivatives on these ceded risks is determined using a methodology consistent with that described previously for the riders directly written by the Company. Because the direct rider is not accounted for at fair value, significant fluctuations in net income may occur as the change in fair value of the embedded derivative on the ceded risk is being recorded in net income without a corresponding and offsetting change in fair value of the direct rider.

     The accounting for embedded derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. If interpretations change, there is a risk that features previously not bifurcated may require bifurcation and reporting at estimated fair value in the financial statements and respective changes in estimated fair value could materially affect net income.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The fair value of assets and liabilities measured at estimated fair value on a recurring basis, are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                                   DECEMBER 31, 2008
                                               --------------------------------------------------------
                                                        FAIR VALUE MEASUREMENTS AT
                                                           REPORTING DATE USING
                                               --------------------------------------------
                                                 QUOTED PRICES
                                               IN ACTIVE MARKETS  SIGNIFICANT
                                                 FOR IDENTICAL       OTHER      SIGNIFICANT
                                                   ASSETS AND      OBSERVABLE  UNOBSERVABLE     TOTAL
                                                  LIABILITIES        INPUTS       INPUTS      ESTIMATED
                                                   (LEVEL 1)       (LEVEL 2)     (LEVEL 3)   FAIR VALUE
                                               -----------------  -----------  ------------  ----------
                                                                     (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities..................        $   --          $  618        $  8        $  626
  Residential mortgage-backed securities.....            --             306           5           311
  Commercial mortgage-backed securities......            --             215          --           215
  U.S. Treasury/agency securities............            72             114          --           186
  Asset-backed securities....................            --             122          25           147
  Foreign corporate securities...............            --              64          19            83
  Foreign government securities..............            --               8          --             8
                                                     ------          ------        ----        ------
     Total fixed maturity securities.........            72           1,447          57         1,576
                                                     ------          ------        ----        ------
Equity securities:
  Non-redeemable preferred stock.............            --              --           9             9
                                                     ------          ------        ----        ------
     Total equity securities.................            --              --           9             9
                                                     ------          ------        ----        ------
Short-term investments.......................           144              45          --           189
Derivative assets (1)........................            --             109          --           109
Net embedded derivatives within asset host
  contracts (2)..............................            --              --         569           569
Separate account assets (3)..................         6,633              --          --         6,633
                                                     ------          ------        ----        ------
     Total assets............................        $6,849          $1,601        $635        $9,085
                                                     ======          ======        ====        ======
LIABILITIES
Net embedded derivatives within liability
  host contracts (2).........................        $   --          $   --        $226        $  226
                                                     ======          ======        ====        ======



--------

   (1) Derivative assets are presented within other invested assets on the balance sheet.

   (2) Net embedded derivatives within asset host contracts are presented within premiums and other receivables. Net embedded derivatives within liability host contracts are presented within policyholder account balances.

   (3) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities and certain short-term money market securities. Separate account assets classified within this level principally include mutual funds.

     Level 2 This category includes fixed maturity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include most U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, foreign government securities and asset-backed securities. Short-term investments included within Level 2 are of a similar nature to these fixed maturity securities. As it relates to derivatives, this level includes derivatives for which all the inputs used, are observable; including interest rate floors, foreign currency swaps and credit default swaps.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including: U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; and asset backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist of non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes: credit default swaps having unobservable credit correlations and priced through independent broker quotations. Embedded derivatives classified within this level include embedded derivatives associated with certain variable annuity riders as well as those on the cession of the risks associated with those riders to affiliates.

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                           FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                          ---------------------------------------------------------------------------------------------------------
                                                                TOTAL REALIZED/UNREALIZED
                                                               GAINS (LOSSES) INCLUDED IN:
                                                              -----------------------------    PURCHASES,
                            BALANCE,     IMPACT OF   BALANCE,                     OTHER          SALES,       TRANSFER IN  BALANCE,
                          DECEMBER 31,   SFAS 157   BEGINNING                 COMPREHENSIVE  ISSUANCES AND    AND/OR OUT    END OF
                              2007     ADOPTION (1) OF PERIOD EARNINGS (2, 3) INCOME (LOSS) SETTLEMENTS (4) OF LEVEL 3 (5)  PERIOD
                          ------------ ------------ --------- --------------- ------------- --------------- -------------- --------
                                                                        (IN MILLIONS)
Fixed maturity
  securities.............     $115         $ --        $115         $ (8)          $(29)          $(27)           $ 6        $ 57
Equity securities........       18           --          18           --             (9)            --             --           9
Net embedded derivatives
  (6)....................       56           30          86          244             --             13             --         343


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. The net impact of adoption on Level 3 assets and liabilities presented in the table above was a $30 million increase to net assets. Such amount was also impacted by a decrease to DAC of $10 million for a total impact of $20 million on Level 3 assets and liabilities and also reflects the total net impact of the adoption of SFAS 157, as described in Note 1.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses. Lapses associated with embedded derivatives are included with the earnings caption of total gains/losses.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. For embedded derivatives, attributed fees are included within this caption along with settlements, if any.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                      TOTAL GAINS AND LOSSES
                                           --------------------------------------------
                                            CLASSIFICATION OF REALIZED/UNREALIZED GAINS
                                                   (LOSSES) INCLUDED IN EARNINGS
                                           --------------------------------------------
                                               NET               NET
                                            INVESTMENT       INVESTMENT
                                              INCOME       GAINS (LOSSES)      TOTAL
                                           -----------     --------------   -----------
                                                           (IN MILLIONS)
Fixed maturity securities................    $     --         $      (8)     $      (8)
Net embedded derivatives.................          --               244            244


     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                               CHANGES IN UNREALIZED GAINS (LOSSES)
                                            RELATING TO ASSETS AND LIABILITIES HELD AT
                                                         DECEMBER 31, 2008
                                            ------------------------------------------
                                                NET             NET
                                             INVESTMENT     INVESTMENT
                                               INCOME     GAINS (LOSSES)      TOTAL
                                            -----------   --------------   -----------
                                                           (IN MILLIONS)
Fixed maturity securities.................    $     --       $      (8)     $      (8)
Net embedded derivatives..................          --             244            244


12.  RELATED PARTY TRANSACTIONS

     The Company has entered into a master service agreement with MLIC who provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $31 million, $37 million and $24 million, included in other expenses, for services performed under the master service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $21 million, $20 million and $30 million, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

                       METLIFE INVESTORS INSURANCE COMPANY
                  (A Wholly-Owned Subsidiary of MetLife, Inc.)

                NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)

     The Company has entered into a distribution agreement with MetLife Investors Distribution Company ("MDC"), in which MDC agrees to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate MDC for the sale and servicing of such insurance products in accordance with the terms of the agreement. MDC charged the Company $61 million, $94 million and $80 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, the Company has entered into a service agreement with MDC, in which the Company agrees to provide certain administrative services to MDC. MDC agrees to compensate the Company for the administrative services provided in accordance with the terms of the agreements. The Company received fee revenue of $14 million, $15 million and $16 million, included in other revenues, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into an investment service agreement with several affiliates ("Advisors"), in which the Advisors provide investment advisory and administrative services to registered investment companies which serve as investment vehicles for certain insurance contracts issued by the Company. Per the agreement, the net profit or loss of the Advisors is allocated to the Company resulting in revenue of $22 million, $21 million and $25 million included in universal life and investment-type product policy fees, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net payables to affiliates of $21 million and $11 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These payables exclude affiliated reinsurance balances discussed in Note 6.

     See Notes 2, 5 and 6 for additional related party transactions.

GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Consolidated Financial Statements

for the Years Ended December 31, 2008, 2007 and 2006 and Report of Independent Registered Public Accounting Firm

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of General American Life Insurance
Company:

     We have audited the accompanying consolidated balance sheets of General American Life Insurance Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General American Life Insurance Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1, the Company changed its method of accounting for certain assets and liabilities to a fair value measurement approach as required by accounting guidance adopted on January 1, 2008, and changed its method of accounting for deferred acquisition costs and for income taxes as required by accounting guidance adopted on January 1, 2007.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 09, 2009

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2008 AND 2007


                 (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)


                                                                      2008      2007
                                                                    -------   -------
ASSETS
Investments:
  Fixed maturity securities available-for-sale, at estimated fair
     value (amortized cost: $6,582 and $7,508, respectively).....   $ 6,140   $ 7,919
  Equity securities available-for-sale, at estimated fair value
     (cost: $166 and $31, respectively)..........................       135        31
  Mortgage loans on real estate..................................       219       241
  Policy loans...................................................     1,691     1,657
  Real estate and real estate joint ventures held-for-
     investment..................................................        55        55
  Other limited partnership interests............................        81        33
  Short-term investments.........................................       514       237
  Other invested assets..........................................       126        80
                                                                    -------   -------
     Total investments...........................................     8,961    10,253
Cash and cash equivalents........................................       152       103
Accrued investment income........................................        99       107
Premiums and other receivables...................................     2,177     2,154
Deferred policy acquisition costs and value of business
  acquired.......................................................       279       137
Current income tax recoverable...................................        23       119
Deferred income tax assets.......................................       210        --
Other assets.....................................................       136       140
Assets of subsidiary held-for-sale...............................        --    22,037
Separate account assets..........................................     1,484     2,080
                                                                    -------   -------
     Total assets................................................   $13,521   $37,130
                                                                    =======   =======

LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES:
  Future policy benefits.........................................   $ 5,176   $ 5,197
  Policyholder account balances..................................     4,143     4,134
  Other policyholder funds.......................................       249       229
  Policyholder dividends payable.................................       107       102
  Short-term debt -- affiliated..................................        --        50
  Long-term debt.................................................       101       101
  Deferred income tax liability..................................        --        32
  Payables for collateral under securities loaned and other
     transactions................................................       806     1,438
  Other liabilities..............................................       446       531
  Liabilities of subsidiary held-for-sale........................        --    19,958
  Separate account liabilities...................................     1,484     2,080
                                                                    -------   -------
     Total liabilities...........................................    12,512    33,852
                                                                    -------   -------
CONTINGENCIES, COMMITMENTS AND GUARANTEES (NOTE 10)

STOCKHOLDER'S EQUITY:
Common stock, par value $1.00 per share; 5,000,000 shares
  authorized; 3,000,000 shares issued and outstanding............         3         3
Additional paid-in capital.......................................     1,243     1,849
Retained earnings................................................        71       969
Accumulated other comprehensive income (loss)....................      (308)      457
                                                                    -------   -------
     Total stockholder's equity..................................     1,009     3,278
                                                                    -------   -------
     Total liabilities and stockholder's equity..................   $13,521   $37,130
                                                                    =======   =======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                              2008    2007    2006
                                                             ------   ----   ------
REVENUES
Premiums...................................................  $  284   $308   $  299
Universal life and investment-type product policy fees.....     160    188      226
Net investment income......................................     474    511      521
Other revenues.............................................       6     37       10
Net investment gains (losses)..............................     137    (91)     (21)
                                                             ------   ----   ------
  Total revenues...........................................   1,061    953    1,035
                                                             ------   ----   ------
EXPENSES
Policyholder benefits and claims...........................     454    485      445
Interest credited to policyholder account balances.........     140    147      151
Policyholder dividends.....................................     168    163      170
Other expenses.............................................      84     77      143
                                                             ------   ----   ------
  Total expenses...........................................     846    872      909
                                                             ------   ----   ------
Income from continuing operations before provision for
  income tax...............................................     215     81      126
Provision for income tax...................................      95     39       44
                                                             ------   ----   ------
Income from continuing operations..........................     120     42       82
Income (loss) from discontinued operations, net of income
  tax......................................................    (295)   157      150
                                                             ------   ----   ------
Net income (loss)..........................................  $ (175)  $199   $  232
                                                             ======   ====   ======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)

                                                                         ACCUMULATED OTHER COMPREHENSIVE
                                                                                  INCOME (LOSS)
                                                                      -------------------------------------
                                                                          NET
                                                                      UNREALIZED     FOREIGN       DEFINED
                                              ADDITIONAL              INVESTMENT     CURRENCY      BENEFIT
                                     COMMON     PAID-IN    RETAINED      GAINS     TRANSLATION      PLANS
                                      STOCK     CAPITAL    EARNINGS    (LOSSES)    ADJUSTMENTS   ADJUSTMENT    TOTAL
                                     ------   ----------   --------   ----------   -----------   ----------   -------
Balance at January 1, 2006.........      $3       $1,836      $ 556        $ 431         $  41          $(4)  $ 2,863
Sale of subsidiary (Note 2)........                   (9)                                                          (9)
Equity transactions of majority
  owned subsidiary.................                   12                                                           12
Dividends on common stock..........                             (13)                                              (13)
Comprehensive income:
  Net income.......................                             232                                               232
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                          (62)                                 (62)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                         11                     11
     Additional minimum pension
       liability adjustment, net of
       income tax..................                                                                       1         1
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                               (50)
                                                                                                              -------
  Comprehensive income.............                                                                               182
                                                                                                              -------
  Adoption of SFAS 158, net of
     income tax....................                                                                      (1)       (1)
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2006.......       3        1,839        775          369            52           (4)    3,034
Cumulative effect of a change in
  accounting principle, net of
  income tax (Note 1)..............                              (5)                                               (5)
                                         --       ------      -----        -----         -----          ---   -------
Balance at January 1, 2007.........       3        1,839        770          369            52           (4)    3,029
Equity transactions of majority
  owned subsidiary.................                   10                                                           10
Comprehensive income:
  Net income.......................                             199                                               199
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                          (21)                                 (21)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                         60                     60
     Defined benefit plans
       adjustment, net of income
       tax.........................                                                                       1         1
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                                40
                                                                                                              -------
  Comprehensive income.............                                                                               239
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2007.......       3        1,849        969          348           112           (3)    3,278
Equity transactions of majority
  owned subsidiary.................                  (11)                                                         (11)
Dividend of interests in subsidiary
  (Note 2).........................                 (595)      (723)                                           (1,318)
Comprehensive loss:
  Net loss.........................                            (175)                                             (175)
  Other comprehensive income
     (loss):
     Unrealized investment gains
       (losses), net of related
       offsets and income tax......                                         (647)                                (647)
     Foreign currency translation
       adjustments, net of income
       tax.........................                                                       (122)                  (122)
     Defined benefit plans
       adjustment, net of income
       tax.........................                                                                       4         4
                                                                                                              -------
     Other comprehensive income
       (loss)......................                                                                              (765)
                                                                                                              -------
  Comprehensive loss...............                                                                              (940)
                                         --       ------      -----        -----         -----          ---   -------
Balance at December 31, 2008.......      $3       $1,243      $  71        $(299)        $ (10)         $ 1   $ 1,009
                                         ==       ======      =====        =====         =====          ===   =======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)


                                                             2008      2007      2006
                                                           -------   -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)........................................  $  (175)  $   199   $   232
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
     Depreciation and amortization expenses..............        7         7         8
     Amortization of premiums and accretion of discounts
       associated with investments, net..................      (32)      (33)      (13)
     (Gains) losses from sales of investments and
       businesses, net...................................      502       268        14
     Interest credited to policyholder account balances..      248       409       405
     Universal life and investment-type product policy
       fees..............................................     (160)     (188)     (226)
     Change in premiums and other receivables............     (116)     (226)     (511)
     Change in deferred policy acquisition costs, net....     (262)     (339)     (306)
     Change in insurance-related liabilities.............      294     1,348       963
     Change in income tax payable........................      124        65       194
     Change in other assets..............................      (96)      117        87
     Change in other liabilities.........................      257       432        97
     Other, net..........................................       (2)        3       (24)
                                                           -------   -------   -------
Net cash provided by operating activities................      589     2,062       920
                                                           -------   -------   -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Sales, maturities and repayments of:
     Fixed maturity securities...........................    3,221     2,974     4,623
     Equity securities...................................       41        34        68
     Mortgage loans on real estate.......................       74        26        87
     Real estate and real estate joint ventures..........       --         1        --
     Other limited partnership interests.................        4         1         5
  Purchases of:
     Fixed maturity securities...........................   (3,167)   (4,116)   (6,056)
     Equity securities...................................      (59)      (12)      (40)
     Mortgage loans on real estate.......................       (5)     (129)     (160)
     Real estate and real estate joint ventures..........       (2)       (1)       (3)
     Other limited partnership interests.................      (66)      (19)       --
  Net change in short-term investments...................     (255)      123      (282)
  Proceeds from sales of businesses, net of cash disposed
     of $0, $0 and $5, respectively......................       --        --        71
  Dividend of subsidiary.................................     (270)       --        --
  Net change in other invested assets....................     (416)     (976)     (705)
  Other, net.............................................      (24)      (43)      (50)
                                                           -------   -------   -------
Net cash used in investing activities....................  $  (924)  $(2,137)  $(2,442)
                                                           -------   -------   -------




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

              FOR THE YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006

                                  (IN MILLIONS)

                                                              2008     2007     2006
                                                            -------   ------   ------
CASH FLOWS FROM FINANCING ACTIVITIES
  Policyholder account balances:
     Deposits.............................................  $ 1,379   $1,147   $1,446
     Withdrawals..........................................     (714)    (986)    (828)
  Net change in payables for collateral under securities
     loaned and other transactions........................     (632)    (204)     259
  Net change in short-term debt -- affiliated.............      (50)      50       --
  Long-term debt issued...................................       --      297       --
  Long-term debt repaid...................................       (3)     (79)    (100)
  Collateral financing arrangements issued................       --       --      850
  Dividends on common stock...............................       --       --      (13)
  Debt issuance costs.....................................       --       --      (13)
  Other, net..............................................       --       --       10
                                                            -------   ------   ------
Net cash (used in) provided by financing activities.......      (20)     225    1,611
                                                            -------   ------   ------
Change in cash and cash equivalents.......................     (355)     150       89
Cash and cash equivalents, beginning of year..............      507      357      268
                                                            -------   ------   ------
CASH AND CASH EQUIVALENTS, END OF YEAR....................  $   152   $  507   $  357
                                                            =======   ======   ======
Cash and cash equivalents, subsidiaries held-for-sale,
  beginning of year.......................................  $   404   $  164   $  129
                                                            =======   ======   ======
CASH AND CASH EQUIVALENTS, SUBSIDIARIES HELD-FOR-SALE, END
  OF YEAR.................................................  $    --   $  404   $  164
                                                            =======   ======   ======
Cash and cash equivalents, from continuing operations,
  beginning of year.......................................  $   103   $  193   $  139
                                                            =======   ======   ======
CASH AND CASH EQUIVALENTS, FROM CONTINUING OPERATIONS, END
  OF YEAR.................................................  $   152   $  103   $  193
                                                            =======   ======   ======
Supplemental disclosures of cash flow information:
  Net cash paid (received) during the year for:
     Interest.............................................  $    84   $  129   $   73
                                                            =======   ======   ======
     Income tax...........................................  $   (26)  $  (85)  $   --
                                                            =======   ======   ======
  Non-cash transactions during the year:
     Business dispositions:
       Assets disposed....................................  $    --   $   --   $  321
       Less: liabilities disposed.........................       --       --      236
                                                            -------   ------   ------
       Net assets disposed................................       --       --       85
       Less: cash disposed................................       --       --        5
                                                            -------   ------   ------
       Business disposition, net of cash disposed.........  $    --   $   --   $   80
                                                            =======   ======   ======
     Dividend of subsidiary:
       Assets disposed....................................  $22,135   $   --   $   --
       Less: liabilities disposed.........................   20,689       --       --
                                                            -------   ------   ------
       Net assets disposed................................    1,446       --       --
       Add: cash disposed.................................      270       --       --
       Less: dividend of interests in subsidiary..........    1,318       --       --
                                                            -------   ------   ------
       Loss on dividend of interests in subsidiary........  $   398   $   --   $   --
                                                            =======   ======   ======
     Return of capital to parent from sale of subsidiary..  $    --   $   --   $   (9)
                                                            =======   ======   ======




        See accompanying notes to the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

  BUSINESS

     General American Life Insurance Company ("General American") and its subsidiaries (collectively the "Company"), is a wholly-owned subsidiary of GenAmerica Financial, LLC ("GenAmerica" or the "Holding Company"). General American is a Missouri corporation incorporated in 1933. GenAmerica is a wholly-owned subsidiary of Metropolitan Life Insurance Company ("MLIC"), which is a wholly-owned subsidiary of MetLife, Inc. ("MetLife").

     The Company provides insurance and financial services to individual and institutional customers. The Company offers life insurance and annuities to individuals and group insurance. The Company distributes its products and services primarily through a nationwide network of general agencies and independent brokers. The Company is licensed to conduct business in 49 states, Puerto Rico, and the District of Columbia.

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of General American and its subsidiaries. Intercompany accounts and transactions have been eliminated.

     See Note 2 for discussion concerning the dispositions of certain subsidiaries.

     The Company has invested in certain structured transactions that are variable interest entities ("VIEs") under Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46(r), Consolidation of Variable Interest Entities -- An Interpretation of Accounting Research Bulletin No. 51 ("FIN 46(r)"). These structured transactions include trust preferred securities and other limited partnership interests. The Company is required to consolidate those VIEs for which it is deemed to be the primary beneficiary. The Company reconsiders whether it is the primary beneficiary for investments designated as VIEs on an annual basis.

     The Company uses the equity method of accounting for investments in equity securities in which it has more than a 20% interest and for real estate joint ventures and other limited partnership interests in which it has more than a minor equity interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint venture's or the partnership's operations.

     Certain amounts in the prior years' consolidated financial statements have been reclassified to conform with the 2008 presentation. See Note 14 for reclassifications related to discontinued operations.

     Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. The most critical estimates include those used in determining:

          (i) the estimated fair value of investments in the absence of quoted market values;

          (ii) investment impairments;

          (iii) the recognition of income on certain investment entities;

          (iv) the application of the consolidation rules to certain investments;

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          (v) the estimated fair value of and accounting for derivatives;

          (vi) the capitalization and amortization of deferred policy acquisition costs ("DAC") and the establishment and amortization of value of business acquired ("VOBA");

          (vii) the liability for future policyholder benefits;

          (viii) accounting for income taxes and the valuation of deferred tax assets;

          (ix) accounting for reinsurance transactions;

          (x) accounting for employee benefit plans; and

          (xi) the liability for litigation and regulatory matters.

     A description of such critical estimates is incorporated within the discussion of the related accounting policies which follow. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's businesses and operations. Actual results could differ from these estimates.

  Fair Value

     As described below, certain assets and liabilities are measured at estimated fair value on the Company's consolidated balance sheets. In addition, the footnotes to the consolidated financial statements include disclosures of estimated fair values. Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In many cases, the exit price and the transaction (or entry) price will be the same at initial recognition. However, in certain cases, the transaction price may not represent fair value. Under SFAS 157, fair value of a liability is based on the amount that would be paid to transfer a liability to a third party with the same credit standing. SFAS 157 requires that fair value be a market-based measurement in which the fair value is determined based on a hypothetical transaction at the measurement date, considered from the perspective of a market participant. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Company has categorized its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

       Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

       Level 2 Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

       Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of estimated fair value requires significant management judgment or estimation.

     The measurement and disclosures under SFAS 157 in the accompanying consolidated financial statements and footnotes exclude certain items such as nonfinancial assets and nonfinancial liabilities initially measured at estimated fair value in a business combination, reporting units measured at estimated fair value in the first step of a goodwill impairment test and indefinite-lived intangible assets measured at estimated fair value for impairment assessment. The effective date for these items was deferred to January 1, 2009.

     Prior to adoption of SFAS 157, estimated fair value was determined based solely upon the perspective of the reporting entity. Therefore, methodologies used to determine the estimated fair value of certain financial instruments prior to January 1, 2008, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157.

  Investments

     The Company's principal investments are in fixed maturity and equity securities, mortgage loans on real estate, policy loans, real estate, real estate joint ventures and other limited partnership interests, short-term investments and other invested assets. The accounting policies related to each are as follows:

          Fixed Maturity and Equity Securities. The Company's fixed maturity and equity securities are classified as available-for-sale. Available-for-sale securities are reported at estimated fair value with unrealized investment gains and losses on these securities recorded as a separate component of other comprehensive income (loss), net of policyholder related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales of securities are determined on a specific identification basis.

          Interest income on fixed maturity securities is recorded when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. These dividends and interest income are recorded in net investment income.

          Included within fixed maturity securities are loan-backed securities including mortgage-backed and asset-backed securities. Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and asset-backed securities are estimated by management using inputs obtained from third party specialists, including broker dealers, and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and asset-backed securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and asset-backed securities, the effective yield is recalculated on a retrospective basis.

          The cost or amortized cost of fixed maturity and equity securities is adjusted for impairments in value deemed to be other-than-temporary in the period in which the determination is made. These impairments are included within net investment gains (losses) and the cost basis of the fixed maturity and equity securities is reduced accordingly. The Company does not change the revised cost basis for subsequent recoveries in value.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value. The Company's review of its fixed maturity and equity securities for impairments includes an analysis of the total gross unrealized losses by three categories of securities: (i) securities where the estimated fair value had declined and remained below cost or amortized cost by less than 20%; (ii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for less than six months; and (iii) securities where the estimated fair value had declined and remained below cost or amortized cost by 20% or more for six months or greater. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in value, or until maturity. In contrast, for certain equity securities, greater weight and consideration are given by the Company to a decline in market value and the likelihood such market value decline will recover. See also Note 3.

          Additionally, management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used by the Company in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the market value has been below cost or amortized cost; (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) the Company's ability and intent to hold the security for a period of time sufficient to allow for the recovery of its value to an amount equal to or greater than cost or amortized cost (See also Note 3);
     (vii) unfavorable changes in forecasted cash flows on mortgage-backed and asset-backed securities; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

          In periods subsequent to the recognition of an other-than-temporary impairment on a debt security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the debt security in a prospective manner based on the amount and timing of estimated future cash flows.

          The Company purchases and receives beneficial interests in special purpose entities ("SPEs"), which enhance the Company's total return on its investment portfolio principally by providing equity-based returns on debt securities. These investments are generally made through structured notes and similar instruments (collectively, "Structured Investment Transactions"). The Company has not guaranteed the performance, liquidity or obligations of the SPEs and its exposure to loss is limited to its carrying value of the beneficial interests in the SPEs. The Company does not consolidate such SPEs as it has determined it is not the primary beneficiary. These Structured Investment Transactions are included in fixed maturity securities and their income is generally recognized using the retrospective interest method. Impairments of these investments are included in net investment gains (losses).

          Securities Lending. Securities loaned transactions, whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Substantially all of the Company's securities loaned transactions are with large

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES brokerage firms and commercial banks. Income and expenses associated with securities loaned transactions are reported as investment income and investment expense, respectively, within net investment income.

          Mortgage Loans on Real Estate. Mortgage loans on real estate are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, net of valuation allowances. Interest income is accrued on the principal amount of the loan based on the loan's contractual interest rate. Amortization of premiums and discounts is recorded using the effective yield method. Interest income, amortization of premiums and discounts, and prepayment fees are reported in net investment income. Loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Based on the facts and circumstances of the individual loans being impaired, valuation allowances are established for the excess carrying value of the loan over either: (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's estimated fair value. The Company also establishes allowances for loan losses when a loss contingency exists for pools of loans with similar characteristics, such as mortgage loans based on similar property types or loan to value risk factors. A loss contingency exists when the likelihood that a future event will occur is probable based on past events. Interest income earned on impaired loans is accrued on the principal amount of the loan based on the loan's contractual interest rate. However, interest ceases to be accrued for loans on which interest is generally more than 60 days past due and/or when the collection of interest is not considered probable. Cash receipts on such impaired loans are recorded as a reduction of the recorded investment. Gains and losses from the sale of loans and changes in valuation allowances are reported in net investment gains (losses).

          Policy Loans. Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date.

          Real Estate. Real estate held-for-investment, including related improvements, is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company classifies a property as held-for-sale if it commits to a plan to sell a property within one year and actively markets the property in its current condition for a price that is reasonable in comparison to its estimated fair value. The Company classifies the results of operations and the gain or loss on sale of a property that either has been disposed of or classified as held-for-sale as discontinued operations, if the ongoing operations of the property will be eliminated from the ongoing operations of the Company and if the Company will not have any significant continuing involvement in the operations of the property after the sale. The Company periodically reviews its properties held-for-investment for impairment and tests properties for recoverability whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable and the carrying value of the property exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, with the impairment loss included in net investment gains (losses). Impairment losses are based upon the estimated fair value of real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks.

          Real Estate Joint Ventures and Other Limited Partnership
     Interests. The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests consisting of leveraged buy-out funds, hedge funds and other private equity funds in which it has more than a minor equity interest or more than a minor influence over the joint ventures or partnership's operations, but does not have a controlling interest and is not the primary beneficiary. The Company uses the cost method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has a minor equity investment and virtually no influence over the joint ventures or the partnership's operations. The

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Company reports the distributions from real estate joint ventures and other limited partnership interests accounted for under the cost method and equity in earnings from real estate joint ventures and other limited partnership interests accounted for under the equity method in net investment income. In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates its investments in real estate joint ventures and other limited partnerships for impairments. The Company considers its cost method investments for other-than-temporary impairment when the carrying value of real estate joint ventures and other limited partnership interests exceeds the net asset value. The Company takes into consideration the severity and duration of this excess when deciding if the cost method investment is other-than-temporarily impaired. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. When an other-than-temporary impairment is deemed to have occurred, the Company records a realized capital loss within net investment gains (losses) to record the investment at its estimated fair value.

          Short-term Investments. Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of acquisition and are stated at amortized cost, which approximates estimated fair value, or stated at estimated fair value, if available. Short-term investments also include investments in an affiliated money market pool.

          Other Invested Assets. Other invested assets consist principally of freestanding derivatives with positive estimated fair values and tax credit partnerships.

          Freestanding derivatives with positive estimated fair values are more fully described in the derivatives accounting policy which follows.

          Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits and are accounted for under the equity method. The Company reports the equity in earnings of tax credit partnerships in net investment income.

          Estimates and Uncertainties. The Company's investments are exposed to four primary sources of risk: credit, interest rate, liquidity risk and market valuation. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments, and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

          When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

          When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

          The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

          When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

          Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

          The determination of the amount of allowances and impairments, as applicable, is described previously by investment type. The determination of such allowances and impairments is highly subjective and is based upon the Company's periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in allowances and impairments in operations as such evaluations are revised.

          The recognition of income on certain investments (e.g., loan-backed securities including mortgage-backed and asset-backed securities, certain structured investment transactions, etc.) is dependent upon market conditions, which could result in prepayments and changes in amounts to be earned.

          The accounting rules under FIN 46(r) for the determination of when an entity is a VIE and when to consolidate a VIE are complex. The determination of the VIE's primary beneficiary requires an evaluation of the contractual rights and obligations associated with each party involved in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. FIN 46(r) defines the primary beneficiary as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both.

          When determining the primary beneficiary for structured investment products such as asset-backed securitizations and collateralized debt obligations, the Company uses historical default probabilities based on the credit rating of each issuer and other inputs including maturity dates, industry classifications and geographic location. Using computational algorithms, the analysis simulates default scenarios resulting in a range of expected losses and the probability associated with each occurrence. For other investment structures such as trust preferred securities, joint ventures, limited partnerships and limited liability companies, the Company gains an understanding of the design of the VIE and generally uses a qualitative approach to determine if it is the primary beneficiary. This approach includes an analysis of all contractual rights and obligations held by all parties including profit and loss allocations, repayment or residual value guarantees, put and call options and other derivative instruments. If the primary beneficiary of a VIE can not be identified using this qualitative approach, the Company calculates the expected losses and expected residual returns of the VIE using a probability-weighted cash flow model. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Derivative Financial Instruments

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter market. The Company uses a variety of derivatives, including swaps, forwards and futures, to manage the risk associated with variability in cash flows or changes in estimated fair values related to the Company's financial instruments. The Company also uses derivative instruments to hedge its currency exposure associated with net investments in certain foreign operations. To a lesser extent, the Company uses credit derivatives, such as credit default swaps, to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance contracts that have embedded derivatives. The Company's embedded derivatives are substantially held by Reinsurance Group of America, Incorporated ("RGA"), a majority-owned subsidiary, and are included in assets of subsidiaries held-for-sale and liabilities of subsidiaries held-for-sale. See
Note 2.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments. Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on a net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate credit risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. The evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are generally reported in net investment gains (losses). The fluctuations in estimated fair value of derivatives which have not been designated for hedge accounting can result in significant volatility in net income.

     To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either: (i) a hedge of the estimated fair value of a recognized asset or liability or an unrecognized firm commitment ("fair value hedge"); (ii) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow hedge"); or (iii) a hedge of a net investment in a foreign operation. In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method which will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

     The accounting for derivatives is complex and interpretations of the primary accounting standards continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under these accounting standards. If it was determined that hedge accounting designations were not appropriately applied, reported net income could be materially affected. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the consolidated financial statements of the Company from that previously reported.

     Under a fair value hedge, changes in the estimated fair value of the hedging derivative, including amounts measured as ineffectiveness, and changes in the estimated fair value of the hedged item related to the designated risk being hedged, are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     Under a cash flow hedge, changes in the estimated fair value of the hedging derivative measured as effective are reported within other comprehensive income
(loss), a separate component of stockholder's equity, and the deferred gains or losses on the derivative are reclassified into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of income within interest income or interest expense to match the location of the hedged item. However, balances that are not scheduled to settle until maturity are included in the estimated fair value of derivatives.

     In a hedge of a net investment in a foreign operation, changes in the estimated fair value of the hedging derivative that are measured as effective are reported within other comprehensive income (loss) consistent with the translation adjustment for the hedged net investment in the foreign operation. Changes in the estimated fair value of the hedging instrument measured as ineffectiveness are reported within net investment gains (losses). The Company's net investment gains (losses) on foreign operations are substantially related to the operations of RGA, and are included in income (loss) from discontinued operations, net of income tax. See Note 2.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; (iv) a hedged firm commitment no longer meets the definition of a firm commitment; or (v) the derivative is de-designated as a hedging instrument.

     When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in other comprehensive income (loss) related to discontinued cash flow hedges are released into the consolidated statement of income when the Company's earnings are affected by the variability in cash flows of the hedged item.

     When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur by the end of the specified time period or the hedged item no longer meets the definition of a firm commitment, the derivative continues to be carried on the consolidated balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net investment gains (losses). Any asset or liability associated with a recognized firm commitment is derecognized from the consolidated balance sheet, and recorded currently in net investment gains (losses). Deferred gains and losses of a derivative recorded in other comprehensive income (loss) pursuant to the cash flow hedge of a forecasted transaction are recognized immediately in net investment gains (losses).

     In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the consolidated balance sheet, with changes in its estimated fair value recognized in the current period as net investment gains (losses).

     The Company is also a party to financial instruments that contain terms which are deemed to be embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. If the instrument would not be accounted for in its entirety at estimated fair value and it is determined that the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract, and that a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative. Such embedded derivatives are carried on the consolidated balance sheet at estimated fair value with the host contract and changes in their estimated fair value are reported currently in net investment gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses). Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) if that contract contains an embedded derivative that requires bifurcation. There is a risk that embedded derivatives requiring bifurcation may not be identified and reported at estimated fair value in the consolidated financial statements and that their related changes in estimated fair value could materially affect reported net income.

  Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Property, Equipment, Leasehold Improvements and Computer Software

     Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using either the straight-line or sum-of-the-years-digits method over the estimated useful lives of the assets, as appropriate. The estimated life for company occupied real estate property is generally 40 years. Estimated lives generally range from five to ten years for leasehold improvements and three to seven years for all other property and equipment. The cost basis of property, equipment and leasehold improvements was $74 million and $75 million at December 31, 2008 and 2007, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $60 million and $58 million at December 31, 2008 and 2007, respectively. Related depreciation and amortization expense was $2 million, $3 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $27 million and $25 million at December 31, 2008 and 2007, respectively. Accumulated amortization of capitalized software was $21 million and $19 million at December 31, 2008 and 2007, respectively. Related amortization expense was $2 million, $2 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  Deferred Policy Acquisition Costs and Value of Business Acquired

     The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that vary with and relate to the production of new business are deferred as DAC. Such costs consist principally of commissions, agency and policy issuance expenses. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in-force at the acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated in the financial statements for reporting purposes.

     DAC and VOBA on life insurance or investment-type contracts are amortized in proportion to gross premiums, gross margins or gross profits, depending on the type of contract as described below.

     The Company amortizes DAC and VOBA related to non-participating and non-dividend-paying traditional contracts (term insurance, non-participating whole life insurance and traditional group life insurance) over the entire premium paying period in proportion to the present value of actual historic and expected future gross premiums. The present value of expected premiums is based upon the premium requirement of each policy and assumptions for mortality, morbidity, persistency, and investment returns at policy issuance, or policy acquisition, as it relates to VOBA, that include provisions for adverse deviation and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

     The Company amortizes DAC and VOBA related to participating, dividend-paying traditional contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES administer the business, creditworthiness of reinsurance counterparties, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency, and other factor changes and policyholder dividend scales are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross margins and the re-estimation of expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC and VOBA balances.

     The Company amortizes DAC and VOBA related to fixed and variable universal life contracts and fixed and variable deferred annuity contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used, and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, and persistency are reasonably likely to impact significantly the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Total DAC and VOBA amortization during a particular period may increase or decrease depending upon the relative size of the amortization change resulting from the adjustment to DAC and VOBA for the update of actual gross profits and the re-estimation of expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

     Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these changes and only changes the assumption when its long-term expectation changes.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The Company also reviews periodically other long-term assumptions underlying the projections of estimated gross margins and profits. These include investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

     Prior to 2007, DAC related to any internally replaced contract was generally expensed at the date of replacement. As described more fully in "Adoption of New Accounting Pronouncements," effective January 1, 2007, the Company adopted Statement of Position ("SOP") 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts ("SOP 05-1"). Under SOP 05-1, an internal replacement is defined as a modification in product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If the modification substantially changes the contract, the DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

  Goodwill

     Goodwill, which is included in other assets, is the excess of cost over the estimated fair value of net assets acquired. Goodwill is not amortized but is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter.

     Impairment testing is performed using the fair value approach, which requires the use of estimates and judgment, at the "reporting unit" level. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. Management has concluded that the Company has one reporting unit.

     For purposes of goodwill impairment testing, if the carrying value of a reporting unit's goodwill exceeds its estimated fair value, there is an indication of impairment and the implied fair value of the goodwill is determined in the same manner as the amount of goodwill would be determined in a business acquisition. The excess of the carrying value of goodwill over the implied fair value of goodwill is recognized as an impairment and recorded as a charge against net income.

     In performing its goodwill impairment tests, when management believes meaningful comparable market data are available, the estimated fair value of the reporting unit is determined using a market multiple approach. When relevant comparables are not available, the Company uses a discounted cash flow model.

     Management applies significant judgment when determining the estimated fair value of the reporting unit. The valuation methodologies utilized are subject to key assumptions that are sensitive to change. Estimates of fair value are inherently uncertain and represent only management's reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will, in all likelihood, differ in some respects from actual future results. Declines in the estimated fair value of the Company's reporting unit could result in goodwill impairments in future periods.

     Management concluded it was appropriate to perform an interim goodwill impairment test at December 31, 2008. Based upon the tests performed, management concluded no impairment of goodwill had occurred at December 31, 2008. Additionally, the Company recognized no impairments of goodwill during the years ended December 31, 2007 and 2006. Goodwill was $35 million at both December 31, 2008 and 2007.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Liability for Future Policy Benefits and Policyholder Account Balances

     The Company establishes liabilities for amounts payable under insurance policies, including traditional life insurance, traditional annuities and non-medical health insurance. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. Utilizing these assumptions, liabilities are established on a block of business basis.

     Future policy benefit liabilities for participating traditional life insurance policies are equal to the aggregate of: (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 3% to 6%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

     Future policy benefit liabilities for non-participating traditional life insurance policies are equal to the aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 5% to 7%.

     Participating business represented approximately 72% of General American's life insurance in-force, and 75% of the number of life insurance policies in-force, at both December 31, 2008 and 2007. Participating policies represented approximately 95% and 94%, 95% and 94%, and 99% and 99% of gross and net life insurance premiums for the years ended December 31, 2008, 2007 and 2006, respectively.

     Future policy benefit liabilities for individual and group traditional fixed annuities after annuitization are equal to the present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 4% to 9%.

     Future policy benefit liabilities for non-medical health insurance are calculated using the net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities is 5%.

     Future policy benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 6%.

     Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The Company regularly evaluates estimates used and adjusts the additional liability balances, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical Standard & Poor's ("S&P") 500 Index experience. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

     The Company periodically reviews its estimates of actuarial liabilities for future policy benefits and compares them with its actual experience. Differences between actual experience and the assumptions used in pricing these policies and guarantees and in the establishment of the related liabilities result in variances in profit and could result

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES in losses. The effects of changes in such estimated liabilities are included in the results of operations in the period in which the changes occur.

     Policyholder account balances relate to investment-type contracts and universal life-type policies. Investment-type contracts principally include traditional individual fixed annuities in the accumulation phase and non-variable group annuity contracts. Policyholder account balances for these contracts are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; plus (ii) credited interest, ranging from 3% to 6%, less expenses, mortality charges, and withdrawals.

  Other Policyholder Funds

     Other policyholder funds include policy and contract claims, unearned revenue liabilities, premiums received in advance, policyholder dividends due and unpaid, and policyholder dividends left on deposit.

     The liability for policy and contract claims generally relates to incurred but not reported death and disability claims as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from actuarial analyses of historical patterns of claims and claims development for each line of business. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

     The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC. Such amortization is recorded in universal life and investment-type product policy fees.

     The Company accounts for the prepayment of premiums on its individual life, group life and health contracts as premium received in advance and applies the cash received to premiums when due.

     Also included in other policyholder funds are policyholder dividends due and unpaid on participating policies and policyholder dividends left on deposit. Such liabilities are presented at amounts contractually due to policyholders.

  Recognition of Insurance Revenue and Related Benefits

     Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided against such revenues to recognize profits over the estimated lives of the policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into operations in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

     Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

     Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of amounts assessed against policyholder account balances for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to operations include interest credited and benefit claims incurred in excess of related policyholder account balances.

     Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Other Revenues

     Other revenues include, in addition to items described elsewhere herein, broker-dealer commissions and fees and administrative service fees. Such fees and commissions are recognized in the period in which services are performed. Other revenues also include changes in account value relating to corporate-owned life insurance ("COLI"). Under certain COLI contracts, if the Company reports certain unlikely adverse results in its consolidated financial statements, withdrawals would not be immediately available and would be subject to market value adjustment, which could result in a reduction of the account value.

  Policyholder Dividends

     Policyholder dividends are approved annually by General American's board of directors. The aggregate amount of policyholder dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by General American.

  Income Taxes

     General American joins with MetLife and its includable life insurance and non-life insurance subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the "Code").

     The Company's accounting for income taxes represents management's best estimate of various events and transactions.

     Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

     The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

          (i) future taxable income exclusive of reversing temporary differences and carryforwards;

          (ii) future reversals of existing taxable temporary differences;

          (iii) taxable income in prior carryback years; and

          (iv) tax planning strategies.

     The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when the ultimate deductibility of certain items is challenged by taxing authorities (See also
Note 9) or when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

     As described more fully in "Adoption of New Accounting Pronouncements," the Company adopted FIN No. 48, Accounting for Uncertainty in Income Taxes -- An Interpretation of FASB Statement No. 109 ("FIN 48") effective January 1, 2007. Under FIN 48, the Company determines whether it is more-likely-than-not that a tax position will

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

     The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

  Reinsurance

     The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by third parties.

     For each of its reinsurance agreements, the Company determines if the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

     For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

     For prospective reinsurance of short-duration contracts that meet the criteria for reinsurance accounting, amounts paid (received) are recorded as ceded (assumed) premiums and ceded (assumed) unearned premiums and are reflected as a component of premiums and other receivables (future policy benefits). Such amounts are amortized through earned premiums over the remaining contract period in proportion to the amount of protection provided. For retroactive reinsurance of short-duration contracts that meet the criteria of reinsurance accounting, amounts paid (received) in excess of (which do not exceed) the related insurance liabilities ceded (assumed) are recognized immediately as a loss. Any gains on such retroactive agreements are deferred and recorded in other liabilities. The gains are amortized primarily using the recovery method.

     The assumptions used to account for both long and short-duration reinsurance agreements are consistent with those used for the underlying contracts. Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the balance sheet.

     Amounts currently recoverable under reinsurance agreements are included in premiums and other receivables and amounts currently payable are included in other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement.

     Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues.

     If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within other assets. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

     Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed previously.

  Employee Benefit Plans

     The Company's employees, who meet specified eligibility requirements, participate in pension, other postretirement and postemployment plans. These benefit plans are accounted for following the guidance outlined in SFAS No. 87, Employers' Accounting for Pensions ("SFAS 87"), SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions, SFAS No. 112, Employers Accounting for Postemployment Benefits -- An Amendment of FASB Statements No. 5 and No. 43 and as of December 31, 2006, SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and SFAS No. 132(r) ("SFAS 158"). The obligations and expenses associated with these plans require an extensive use of assumptions such as the discount rate, expected rate of return on plan assets, rate of future compensation increases, healthcare cost trend rates, as well as assumptions regarding participant demographics such as rate and age of retirements, withdrawal rates, and mortality. Management, in consultation with its external actuarial firm, determines these assumptions based upon a variety of factors such as historical performance of the plan and its assets, currently available market and industry data, and expected benefit payout streams. The assumptions used may differ materially from actual results due to, among other factors, changing market and economic conditions and changes in participant demographics. These differences may have a significant effect on the Company's consolidated financial statements and liquidity.

     As described more fully in "Adoption of New Accounting Pronouncements," effective December 31, 2006, the Company adopted SFAS 158. Effective with the adoption of SFAS 158 on December 31, 2006, the Company recognizes the funded status of the benefit obligations for each of its plans on the consolidated balance sheet. The actuarial gains or losses, prior service costs and credits, and the remaining net transition asset or obligation that had not yet been included in net periodic benefit costs as of December 31, 2006 are now charged, net of income tax, to accumulated other comprehensive income (loss). Additionally, these changes eliminated the additional minimum pension liability provisions of SFAS 87.

  Foreign Currency

     Balance sheet accounts of foreign operations are translated at the exchange rates in effect at each year-end and income and expense accounts are translated at the average rates of exchange prevailing during the year. The local currencies of foreign operations generally are the functional currencies unless the local economy is highly inflationary. Translation adjustments are charged or credited directly to other comprehensive income (loss). Gains and losses from foreign currency transactions are reported as net investment gains (losses) in the period in which they occur. The Company's net investment gains (losses) on foreign operations are substantially related to the operations of RGA, and are included in income (loss) from discontinued operations, net of income tax. See
Note 2.

  Discontinued Operations

     The results of operations of a component of the Company that either has been disposed of or is classified as held-for-sale are reported in discontinued operations if the operations and cash flows of the component have been or will be eliminated from the ongoing operations of the Company as a result of the disposal transaction and the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Company will not have any significant continuing involvement in the operations of the component after the disposal transaction.

  Litigation Contingencies

     The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements. It is possible that an adverse outcome in certain of the Company's litigation and regulatory investigations, or the use of different assumptions in the determination of amounts recorded could have a material effect upon the Company's consolidated net income or cash flows.

  Separate Accounts

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Assets within the Company's separate accounts primarily include mutual funds, fixed maturity and equity securities, mortgage loans, derivatives, hedge funds, short term investments and cash and cash equivalents. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if: (i) such separate accounts are legally recognized; (ii) assets supporting the contract liabilities are legally insulated from the Company's general account liabilities; (iii) investments are directed by the contractholder; and (iv) all investment performance, net of contract fees and assessments, is passed through to the contractholder. The Company reports separate account assets meeting such criteria at their fair value which is based on the estimated fair values of the underlying assets comprising the portfolios of an individual separate account. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of income.

     The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges.

  ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Fair Value

     Effective January 1, 2008, the Company adopted SFAS 157 which defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the observability of inputs used to measure fair value, and requires enhanced disclosures about fair value measurements and applied the provisions of the statement prospectively to assets and liabilities measured at fair value. At January 1, 2008, adopting SFAS 157 did not have a material impact on the Company's consolidated financial statements. There were no significant changes in estimated fair value of items measured at fair value and reflected in accumulated other comprehensive income (loss). Note 15 presents the estimated fair value of all assets and liabilities required to be measured at estimated fair value as well as the expanded fair value disclosures required by SFAS 157.

     In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS 159"). SFAS 159 permits entities the option to measure most financial instruments and certain other items at fair value at specified election dates and to recognize related unrealized gains and losses in earnings. The fair value option is applied on an instrument-by-instrument basis upon adoption of the standard, upon the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES acquisition of an eligible financial asset, financial liability or firm commitment or when certain specified reconsideration events occur. The fair value election is an irrevocable election. Effective January 1, 2008, the Company did not elect the fair value option for any instruments.

     Effective January 1, 2008, the Company adopted FASB Staff Position ("FSP") No. FAS 157-1, Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13 ("FSP 157-1"). FSP 157-1 amends SFAS 157 to provide a scope out exception for lease classification and measurement under SFAS No. 13, Accounting for Leases. The Company also adopted FSP No. FAS 157-2, Effective Date of FASB Statement No. 157 which delays the effective date of SFAS 157 for certain nonfinancial assets and liabilities that are recorded at fair value on a nonrecurring basis. The effective date is delayed until January 1, 2009 and impacts balance sheet items including nonfinancial assets and liabilities in a business combination and the impairment testing of goodwill and long-lived assets.

     Effective September 30, 2008, the Company adopted FSP No. FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active ("FSP 157-3"). FSP 157-3 provides guidance on how a company's internal cash flow and discount rate assumptions should be considered in the measurement of fair value when relevant market data does not exist, how observable market information in an inactive market affects fair value measurement and how the use of market quotes should be considered when assessing the relevance of observable and unobservable data available to measure fair value. The adoption of FSP 157-3 did not have a material impact on the Company's consolidated financial statements.

  Investments

     Effective December 31, 2008, the Company adopted FSP No. FAS 140-4 and FIN 46(r)-8, Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities ("FSP 140-4 and FIN 46(r)-8"). FSP 140-4 and FIN 46(r)-8 requires additional qualitative and quantitative disclosures about a transferors' continuing involvement in transferred financial assets and involvement in a VIE. The exact nature of the additional required VIE disclosures vary and depend on whether or not the VIE is a qualifying special-purpose entity ("QSPE"). For VIEs that are QSPEs, the additional disclosures are only required for a non-transferor sponsor holding a variable interest or a non-transferor servicer holding a significant variable interest. For VIEs that are not QSPEs, the additional disclosures are only required if the Company is the primary beneficiary, and if not the primary beneficiary, only if the Company holds a significant variable interest or is the sponsor. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective December 31, 2008, the Company adopted FSP No. EITF 99-20-1, Amendments to the Impairment Guidance of EITF Issue No. 99-20 ("FSP EITF 99-20-1"). FSP EITF 99-20-1 amends the guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets, to more closely align the guidance to determine whether an other-than-temporary impairment has occurred for a beneficial interest in a securitized financial asset with the guidance in SFAS 115, Accounting for Certain Investments in Debt and Equity Securities for debt securities classified as available-for-sale or held-to-maturity. The adoption of FSP EITF 99-20-1 did not have an impact on the Company's consolidated financial statements.

  Derivative Financial Instruments

     Effective December 31, 2008, the Company adopted FSP No. FAS 133-1 and FIN 45-4, Disclosures about Credit Derivatives and Certain Guarantees -- An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161 ("FSP 133-1 and FIN 45-4"). FSP 133-1 and FIN 45-4 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133") to require certain enhanced disclosures by sellers of credit derivatives by requiring additional information about the potential adverse effects of changes in their credit risk, financial performance, and cash flows. It also amends

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others -- An Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34 ("FIN 45"), to require an additional disclosure about the current status of the payment/performance risk of a guarantee. The Company provided all of the material required disclosures in its consolidated financial statements.

     Effective January 1, 2008, the Company adopted SFAS 133 Implementation Issue No. E-23, Clarification of the Application of the Shortcut Method ("Issue E-23"). Issue E-23 amended SFAS 133 by permitting interest rate swaps to have a non-zero fair value at inception when applying the shortcut method of assessing hedge effectiveness, as long as the difference between the transaction price
(zero) and the fair value (exit price), as defined by SFAS 157, is solely attributable to a bid-ask spread. In addition, entities are not precluded from applying the shortcut method of assessing hedge effectiveness in a hedging relationship of interest rate risk involving an interest bearing asset or liability in situations where the hedged item is not recognized for accounting purposes until settlement date as long as the period between trade date and settlement date of the hedged item is consistent with generally established conventions in the marketplace. The adoption of Issue E-23 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS No. 155, Accounting for Certain Hybrid Instruments ("SFAS 155"). SFAS 155 amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140"). SFAS 155 allows financial instruments that have embedded derivatives to be accounted for as a whole, eliminating the need to bifurcate the derivative from its host, if the holder elects to account for the whole instrument on a fair value basis. In addition, among other changes, SFAS 155:

          (i) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133;

          (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation;

          (iii) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and

          (iv) amends SFAS 140 to eliminate the prohibition on a QSPE from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial interest.

     The adoption of SFAS 155 did not have a material impact on the Company's consolidated financial statements.

     Effective October 1, 2006, the Company adopted SFAS 133 Implementation Issue No. B40, Embedded Derivatives: Application of Paragraph 13(b) to Securitized Interests in Prepayable Financial Assets ("Issue B40"). Issue B40 clarifies that a securitized interest in prepayable financial assets is not subject to the conditions in paragraph 13(b) of SFAS 133, if it meets both of the following criteria: (i) the right to accelerate the settlement if the securitized interest cannot be controlled by the investor; and (ii) the securitized interest itself does not contain an embedded derivative (including an interest rate-related derivative) for which bifurcation would be required other than an embedded derivative that results solely from the embedded call options in the underlying financial assets. The adoption of Issue B40 had no impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively SFAS 133 Implementation Issue No. B38, Embedded Derivatives: Evaluation of Net Settlement with Respect to the Settlement of a Debt Instrument through Exercise of an Embedded Put Option or Call Option ("Issue B38") and SFAS 133 Implementation Issue No. B39, Embedded Derivatives: Application of Paragraph 13(b) to Call Options That Are Exercisable Only by the Debtor ("Issue B39"). Issue B38 clarifies that the potential settlement of a debtor's obligation to a creditor occurring upon exercise of a put or call option meets the net settlement criteria of SFAS 133. Issue B39 clarifies that an embedded call option, in which the underlying is an interest rate or interest rate index, that can accelerate the settlement of a

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES debt host financial instrument should not be bifurcated and fair valued if the right to accelerate the settlement can be exercised only by the debtor (issuer/borrower) and the investor will recover substantially all of its initial net investment. The adoption of Issues B38 and B39 had no impact on the Company's consolidated financial statements.

  Income Taxes

     Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income tax recognized in a company's financial statements. FIN 48 requires companies to determine whether it is "more likely than not" that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. It also provides guidance on the recognition, measurement, and classification of income tax uncertainties, along with any related interest and penalties. Previously recorded income tax benefits that no longer meet this standard are required to be charged to earnings in the period that such determination is made.

     As a result of the implementation of FIN 48, the Company recognized an $11 million decrease in the liability for unrecognized tax benefits, no change in the interest liability for unrecognized tax benefits, offset by $11 million of minority interest included in liabilities of subsidiary held-for-sale, resulting in no corresponding change to the January 1, 2007 balance of retained earnings. See also Note 9.

  Insurance Contracts

     Effective January 1, 2007, the Company adopted SOP 05-1 which provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments. SOP 05-1 defines an internal replacement and is effective for internal replacements occurring in fiscal years beginning after December 15, 2006. In addition, in February 2007, the American Institute of Certified Public Accountants ("AICPA") issued related Technical Practice Aids ("TPAs") to provide further clarification of SOP 05-1. The TPAs became effective concurrently with the adoption of SOP 05-1.

     As a result of the adoption of SOP 05-1 and the related TPAs, if an internal replacement modification substantially changes a contract, then the DAC is written off immediately through income and any new deferrable costs associated with the new replacement are deferred. If a contract modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are immediately expensed.

     The adoption of SOP 05-1 and the related TPAs resulted in a reduction to DAC and VOBA on January 1, 2007 and an acceleration of the amortization period relating primarily to the Company's group life and health insurance contracts that contain certain rate reset provisions. Prior to the adoption of SOP 05-1, DAC on such contracts was amortized over the expected renewable life of the contract. Upon adoption of SOP 05-1, DAC on such contracts is to be amortized over the rate reset period. The impact as of January 1, 2007 was a cumulative effect adjustment of ($5) million, net of income tax of ($3) million, which was recorded as a reduction to retained earnings.

  Defined Benefit and Other Postretirement Plans

     Effective December 31, 2006, the Company adopted SFAS 158. The pronouncement revises financial reporting standards for defined benefit pension and other postretirement benefit plans by requiring the:

          (i) recognition in the statement of financial position of the funded status of defined benefit plans measured as the difference between the estimated fair value of plan assets and the benefit obligation, which is the projected benefit obligation for pension plans and the accumulated postretirement benefit obligation for other postretirement benefit plans;

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

          (ii) recognition as an adjustment to accumulated other comprehensive income (loss), net of income tax, those amounts of actuarial gains and losses, prior service costs and credits, and net asset or obligation at transition that have not yet been included in net periodic benefit costs as of the end of the year of adoption;

          (iii) recognition of subsequent changes in funded status as a component of other comprehensive income;

          (iv) measurement of benefit plan assets and obligations as of the date of the statement of financial position; and

          (v) disclosure of additional information about the effects on the employer's statement of financial position.

     The adoption of SFAS 158 resulted in a reduction of $1 million, net of income tax, to accumulated other comprehensive income, which is included as a component of total consolidated stockholder's equity. As the Company's measurement date for its pension and other postretirement benefit plans is already December 31 there was no impact of adoption due to changes in measurement date. See also "Summary of Significant Accounting Policies and Critical Accounting Estimates" and Note 11.

  Other Pronouncements

     Effective January 1, 2008, the Company adopted FSP No. FIN 39-1, Amendment of FASB Interpretation No. 39 ("FSP 39-1"). FSP 39-1 amends FASB Interpretation No. 39, Offsetting of Amounts Related to Certain Contracts ("FIN 39"), to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in accordance with FIN 39. FSP 39-1 also amends FIN 39 for certain terminology modifications. Upon adoption of FSP 39-1, the Company did not change its accounting policy of not offsetting fair value amounts recognized for derivative instruments under master netting arrangements. The adoption of FSP 39-1 did not have an impact on the Company's consolidated financial statements.

     Effective January 1, 2008, the Company adopted Emerging Issues Task Force ("EITF") Issue No. 07-6, Accounting for the Sale of Real Estate When the Agreement Includes a Buy-Sell Clause ("EITF 07-6") prospectively. EITF 07-6 addresses whether the existence of a buy-sell arrangement would preclude partial sales treatment when real estate is sold to a jointly owned entity. EITF 07-6 concludes that the existence of a buy-sell clause does not necessarily preclude partial sale treatment under current guidance. The adoption of EITF 07-6 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2007, the Company adopted SFAS No. 156, Accounting for Servicing of Financial Assets -- an amendment of FASB Statement No. 140 ("SFAS 156"). Among other requirements, SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in certain situations. The adoption of SFAS 156 did not have an impact on the Company's consolidated financial statements.

     Effective November 15, 2006, the Company adopted U.S. Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of assessing materiality. SAB 108 requires that registrants quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when relevant quantitative and qualitative factors are considered, is material. SAB 108 permits companies to initially apply its provisions by either restating prior financial statements or recording a cumulative effect adjustment to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment to retained earnings for

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES errors that were previously deemed immaterial but are material under the guidance in SAB 108. The adoption of SAB 108 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted prospectively EITF Issue No. 05-7, Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues ("EITF 05-7"). EITF 05-7 provides guidance on whether a modification of conversion options embedded in debt results in an extinguishment of that debt. In certain situations, companies may change the terms of an embedded conversion option as part of a debt modification. The EITF concluded that the change in the fair value of an embedded conversion option upon modification should be included in the analysis of EITF Issue No. 96-19, Debtor's Accounting for a Modification or Exchange of Debt Instruments, to determine whether a modification or extinguishment has occurred and that a change in the fair value of a conversion option should be recognized upon the modification as a discount (or premium) associated with the debt, and an increase (or decrease) in additional paid-in capital. The adoption of EITF 05-7 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted EITF Issue No. 05-8, Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature ("EITF 05-8"). EITF 05-8 concludes that: (i) the issuance of convertible debt with a beneficial conversion feature results in a basis difference that should be accounted for as a temporary difference; and (ii) the establishment of the deferred tax liability for the basis difference should result in an adjustment to additional paid-in capital. EITF 05-8 was applied retrospectively for all instruments with a beneficial conversion feature accounted for in accordance with EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. The adoption of EITF 05-8 did not have a material impact on the Company's consolidated financial statements.

     Effective January 1, 2006, the Company adopted SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3 ("SFAS 154"). SFAS 154 requires retrospective application to prior periods' financial statements for a voluntary change in accounting principle unless it is deemed impracticable. It also requires that a change in the method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate rather than a change in accounting principle. The adoption of SFAS 154 did not have a material impact on the Company's consolidated financial statements.

  FUTURE ADOPTION OF NEW ACCOUNTING PRONOUNCEMENTS

  Business Combinations

     In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations -- A Replacement of FASB Statement No. 141 ("SFAS 141(r)") and SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements -- An Amendment of ARB No. 51 ("SFAS 160"). In April 2009, the FASB also issued FSP 141(r)-1, Accounting for Assets Acquired and Liabilities Assumed in a Business Combination that Arise from Contingencies ("FSP 141(r)-1"). Under these pronouncements:

     - All business combinations (whether full, partial or "step" acquisitions) result in all assets and liabilities of an acquired business being recorded at fair value, with limited exceptions.

     - Acquisition costs are generally expensed as incurred; restructuring costs associated with a business combination are generally expensed as incurred subsequent to the acquisition date.

     - The fair value of the purchase price, including the issuance of equity securities, is determined on the acquisition date.

     - Assets acquired and liabilities assumed in a business combination that arise from contingencies are recognized at fair value if the acquisition-date fair value can be reasonably determined. If the fair value

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES is not estimable, an asset or liability is recorded if existence or incurrence at the acquisition date is probable and its amount is reasonably estimable.

     - Certain acquired contingent liabilities are recorded at fair value at the acquisition date and subsequently measured at either the higher of such amount or the amount determined under existing guidance for non-acquired contingencies.

     - Changes in deferred tax asset valuation allowances and income tax uncertainties after the acquisition date generally affect income tax expense.

     - Noncontrolling interests (formerly known as "minority interests") are valued at fair value at the acquisition date and are presented as equity rather than liabilities.

     - When control is attained on previously noncontrolling interests, the previously held equity interests are remeasured at fair value and a gain or loss is recognized.

     - Purchases or sales of equity interests that do not result in a change in control are accounted for as equity transactions.

     - When control is lost in a partial disposition, realized gains or losses are recorded on equity ownership sold and the remaining ownership interest is remeasured and holding gains or losses are recognized.

     The pronouncements are effective for fiscal years beginning on or after December 15, 2008 and apply prospectively to business combinations after that date. Presentation and disclosure requirements related to noncontrolling interests must be retrospectively applied. The Company will apply the guidance in SFAS 141(r) and FSP 141(r)-1 prospectively on its accounting for future acquisitions and does not expect the adoption of SFAS 160 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-6, Equity Method Investment Accounting Considerations ("EITF 08-6"). EITF 08-6 addresses a number of issues associated with the impact that SFAS 141(r) and SFAS 160 might have on the accounting for equity method investments, including how an equity method investment should initially be measured, how it should be tested for impairment, and how changes in classification from equity method to cost method should be treated. EITF 08-6 is effective prospectively for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of EITF 08-6 to have a material impact on the Company's consolidated financial statements.

     In November 2008, the FASB ratified the consensus on EITF Issue No. 08-7, Accounting for Defensive Intangible Assets ("EITF 08-7"). EITF 08-7 requires that an acquired defensive intangible asset (i.e., an asset an entity does not intend to actively use, but rather, intends to prevent others from using) be accounted for as a separate unit of accounting at time of acquisition, not combined with the acquirer's existing intangible assets. In addition, the EITF concludes that a defensive intangible asset may not be considered immediately abandoned following its acquisition or have indefinite life. The Company will apply the guidance of EITF 08-7 prospectively to its intangible assets acquired after fiscal years beginning on or after December 15, 2008.

     In April 2008, the FASB issued FSP No. FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP 142-3"). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). This change is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(r) and other GAAP. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirement for determining useful lives and related disclosures will be applied prospectively to intangible assets acquired as of, and subsequent to, the effective date.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  Derivative Financial Instruments

     In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities -- An Amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 requires enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company will provide all of the material required disclosures in the appropriate future annual periods.

  Other Pronouncements

     In December 2008, the FASB issued FSP No. FAS 132(r)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP 132(r)-1"). FSP 132(r)-1 amends SFAS No. 132(r), Employers' Disclosures about Pensions and Other Postretirement Benefits to enhance the transparency surrounding the types of assets and associated risks in an employer's defined benefit pension or other postretirement plan. The FSP requires an employer to disclose information about the valuation of plan assets similar to that required under SFAS 157. FSP 132(r)-1 is effective for fiscal years ending after December 15, 2009. The Company will provide all of the material required disclosures in the appropriate future annual period.

     In September 2008, the FASB ratified the consensus on EITF Issue No. 08-5, Issuer's Accounting for Liabilities Measured at Fair Value with a Third-Party Credit Enhancement ("EITF 08-5"). EITF 08-5 concludes that an issuer of a liability with a third-party credit enhancement should not include the effect of the credit enhancement in the fair value measurement of the liability. In addition, EITF 08-5 requires disclosures about the existence of any third-party credit enhancement related to liabilities that are measured at fair value. EITF 08-5 is effective in the first reporting period beginning after December 15, 2008 and will be applied prospectively, with the effect of initial application included in the change in fair value of the liability in the period of adoption. The Company does not expect the adoption of EITF 08-5 to have a material impact on the Company's consolidated financial statements.

     In February 2008, the FASB issued FSP No. FAS 140-3, Accounting for Transfers of Financial Assets and Repurchase Financing Transactions ("FSP 140-3"). FSP 140-3 provides guidance for evaluating whether to account for a transfer of a financial asset and repurchase financing as a single transaction or as two separate transactions. FSP 140-3 is effective prospectively for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not expect the adoption of FSP 140-3 to have a material impact on its consolidated financial statements.

2.  DISPOSITIONS

  DISPOSITION OF REINSURANCE GROUP OF AMERICA, INCORPORATED

     On September 12, 2008, MetLife completed a tax-free split-off of RGA. In connection with this transaction, General American dividended to MLIC and MLIC dividended to MetLife substantially all of its interests in RGA at a value of $1,318 million. The net book value of RGA at the time of the dividend was $1,716 million. The loss recognized in connection with the dividend was $398 million. General American retained 3,000,000 shares of RGA Class A common stock. These shares are marketable equity securities which do not constitute significant continuing involvement in the operations of RGA; accordingly, they have been classified within equity securities available for sale in the Company's consolidated financial statements at a cost basis of $157 million which is equivalent to the net book value of the shares. The carrying value will be adjusted to fair value at each subsequent reporting date. General American has agreed to dispose of the remaining shares of RGA within the next five years. In connection with General American's agreement to dispose of the remaining shares, General American also recognized, in its

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES provision for income tax on continuing operations, a deferred tax liability of $16 million which represents the difference between the book and taxable basis of the remaining investment in RGA.

     The impact of the disposition of the Company's investment in RGA is reflected in the Company's consolidated financial statements as discontinued operations. See Note 14 for reclassifications related to discontinued operations.

  DISPOSITION OF PARAGON LIFE INSURANCE COMPANY

     On May 1, 2006, the Company sold Paragon Life Insurance Company ("Paragon") to its ultimate parent, MetLife. The Company received consideration of $71 million, net of cash sold of $5 million. Immediately following the sale, MetLife merged Paragon with and into MLIC. The amount received below book value was recorded as a return of capital to MLIC of $9 million. Total revenues of Paragon included in the Company's consolidated revenues were $23 million for the year ended December 31, 2006.

3.  INVESTMENTS

  FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized gain and loss, estimated fair value of the Company's fixed maturity and equity securities, and the percentage that each sector represents by the respective total holdings at:

                                                             DECEMBER 31, 2008
                                              -----------------------------------------------
                                                               GROSS
                                               COST OR      UNREALIZED
                                              AMORTIZED   --------------    ESTIMATED    % OF
                                                 COST     GAIN      LOSS   FAIR VALUE   TOTAL
                                              ---------   ----      ----   ----------   -----
                                                           (IN MILLIONS)
U.S. corporate securities...................    $2,434    $ 36      $235     $2,235      36.4%
Residential mortgage-backed securities......     1,063      19       121        961      15.7
Foreign corporate securities................       900      53       121        832      13.5
Foreign government securities...............       592     196        14        774      12.6
Commercial mortgage-backed securities.......       876       1       215        662      10.8
U.S. Treasury/agency securities.............       292      80        --        372       6.1
Asset-backed securities.....................       409      --       120        289       4.7
State and political subdivision securities..        16      --         1         15       0.2
Other fixed maturity securities.............        --      --        --         --       0.0
                                                ------    ----      ----     ------     -----
  Total fixed maturity securities(1),(2)....    $6,582    $385      $827     $6,140     100.0%
                                                ======    ====      ====     ======     =====
Common stock................................    $  157    $ --      $ 28     $  129      95.6
Non-redeemable preferred stock(1)...........         9      --         3          6       4.4
                                                ------    ----      ----     ------     -----
  Total equity securities...................    $  166    $ --      $ 31     $  135     100.0%
                                                ======    ====      ====     ======     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                             DECEMBER 31, 2007
                                              -----------------------------------------------
                                                               GROSS
                                               COST OR      UNREALIZED
                                              AMORTIZED   --------------    ESTIMATED    % OF
                                                 COST     GAIN      LOSS   FAIR VALUE   TOTAL
                                              ---------   ----      ----   ----------   -----
                                                           (IN MILLIONS)
U.S. corporate securities...................    $2,559    $ 99      $ 66     $2,592      32.7%
Residential mortgage-backed securities......     1,728      13        14      1,727      21.8
Foreign corporate securities................       945     135        13      1,067      13.5
Foreign government securities...............       598     294         2        890      11.2
Commercial mortgage-backed securities.......       876      11        14        873      11.0
U.S. Treasury/agency securities.............       369      13        --        382       4.8
Asset-backed securities.....................       326       1        17        310       3.9
State and political subdivision securities..         4      --        --          4       0.2
Other fixed maturity securities.............       103      --        29         74       0.9
                                                ------    ----      ----     ------     -----
  Total fixed maturity securities(1),(2)....    $7,508    $566      $155     $7,919     100.0%
                                                ======    ====      ====     ======     =====
Common stock................................    $   17    $ --      $ --     $   17      54.8
Non-redeemable preferred stock(1)...........        14       1         1         14      45.2
                                                ------    ----      ----     ------     -----
  Total equity securities...................    $   31    $  1      $  1     $   31     100.0%
                                                ======    ====      ====     ======     =====



--------

   (1) The Company classifies perpetual securities that have attributes of both debt and equity as fixed maturity securities if the security has a punitive interest rate step-up feature as it believes in most instances this feature will compel the issuer to redeem the security at the specified call date. Perpetual securities that do not have a punitive interest rate step-up feature are classified as non-redeemable preferred stock. Many of such securities have been issued by non-U.S. financial institutions that are accorded Tier 1 and Upper Tier 2 capital treatment by their respective regulatory bodies and are commonly referred to as "perpetual hybrid securities." Perpetual hybrid securities classified as non-redeemable preferred stock held by the Company at December 31, 2008 and 2007 had an estimated fair value of $3 million and $12 million, respectively. In addition, the Company held $3 million and $2 million at estimated fair value, respectively, at December 31, 2008 and 2007 of other perpetual hybrid securities, primarily U.S. financial institutions, also included in non-redeemable preferred stock. Perpetual hybrid securities held by the Company and included within fixed maturity securities (primarily within foreign corporate securities) at December 31, 2008 and 2007 had an estimated fair value of $33 million and $74 million, respectively.

   (2) At December 31, 2008 and 2007 the Company also held $65 million and $113 million at estimated fair value, respectively, of redeemable preferred stock which have stated maturity dates which are included within fixed maturity securities. These securities are primarily issued by U.S. financial institutions, have cumulative interest deferral features and are commonly referred to as "capital securities" within U.S. corporate securities.

     The Company held foreign currency derivatives with notional amounts of $623 million and $831 million to hedge the exchange rate risk associated with foreign denominated fixed maturity securities at December 31, 2008 and 2007, respectively.

     Below Investment Grade or Non Rated Fixed Maturity Securities. The Company held fixed maturity securities at estimated fair values that were below investment grade or not rated by an independent rating agency that totaled $209 million and $229 million at December 31, 2008 and 2007, respectively. These securities had net unrealized gains (losses) of ($55) million and $10 million at December 31, 2008 and 2007, respectively.

     Non-Income Producing Fixed Maturity Securities. Non-income producing fixed maturity securities at estimated fair value were $2 million and less than $1 million at December 31, 2008 and 2007, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Net unrealized gains associated with non-income producing fixed maturity securities were less than $1 million at both December 31, 2008 and 2007.

     Fixed Maturity Securities Credit Enhanced by Financial Guarantee
Insurers. At December 31, 2008, $59 million of the estimated fair value of the Company's fixed maturity securities were credit enhanced by financial guarantee insurers of which $35 million, $11 million, $9 million and $4 million, are included within U.S. corporate securities, asset-backed securities, state and political subdivision securities and residential mortgage-backed securities, respectively, and 3% and 92% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively. Approximately 85% of the asset-backed securities that are credit enhanced by financial guarantee insurers are asset-backed securities which are backed by sub-prime mortgage loans.

     Concentrations of Credit Risk (Fixed Maturity Securities). The following section contains a summary of the concentrations of credit risk related to fixed maturity securities holdings.

     The Company is not exposed to any concentrations of credit risk of any single issuer greater than 10% of the Company's stockholder's equity, other than securities of the U.S. government and certain U.S. government agencies. At December 31, 2008 and 2007, the Company's holdings in U.S. Treasury and agency fixed maturity securities at estimated fair value were $372 million and $382 million, respectively. As shown in the sector table above, at December 31, 2008 the Company's three largest exposures in its fixed maturity security portfolio were U.S. corporate securities (36.4%), residential mortgage-backed securities (15.7%), and foreign corporate securities (13.5%); and at December 31, 2007 were U.S. corporate securities (32.7%), residential mortgage-backed securities (21.8%), and foreign corporate securities (13.5%).

     Concentrations of Credit Risk (Fixed Maturity Securities) -- U.S. and Foreign Corporate Securities. At December 31, 2008 and 2007, the Company's holdings in U.S. corporate and foreign corporate fixed maturity securities at estimated fair value were $3,067 million and $3,659 million, respectively. The Company maintains a diversified portfolio of corporate securities across industries and issuers. The portfolio does not have exposure to any single issuer in excess of 1% of total invested assets. The exposure to the largest single issuer of corporate fixed maturity securities held at December 31, 2008 and 2007 was $76 million and $84 million, respectively. At December 31, 2008 and 2007, the Company's combined holdings in the ten issuers to which it had the greatest exposure totaled $442 million and $467 million, respectively, the total of these ten issuers being less than 5% of the Company's total invested assets at such dates. The table below shows the major industry types that comprise the corporate fixed maturity holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Foreign(1)..................................    $  832      27.1%    $1,067      29.2%
Industrial..................................       527      17.2        582      15.9
Utility.....................................       514      16.8        512      14.0
Finance.....................................       441      14.4        697      19.0
Consumer....................................       421      13.7        522      14.3
Communications..............................       140       4.6        198       5.4
Other.......................................       192       6.2         81       2.2
                                                ------     -----     ------     -----
  Total.....................................    $3,067     100.0%    $3,659     100.0%
                                                ======     =====     ======     =====



--------

   (1) Includes U.S. dollar-denominated debt obligations of foreign obligors, and other fixed maturity foreign investments.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Residential Mortgage-Backed Securities. The Company's residential mortgage-backed securities consist of the following holdings at:

                                                            DECEMBER 31,
                                              ---------------------------------------
                                                     2008                 2007
                                              ------------------   ------------------
                                               ESTIMATED    % OF    ESTIMATED    % OF
                                              FAIR VALUE   TOTAL   FAIR VALUE   TOTAL
                                              ----------   -----   ----------   -----
                                                           (IN MILLIONS)
Residential mortgage-backed securities:
  Collateralized mortgage obligations.......     $796       82.8%    $1,094      63.3%
  Pass-through securities...................      165       17.2        633      36.7
                                                 ----      -----     ------     -----
Total residential mortgage-backed
  securities................................     $961      100.0%    $1,727     100.0%
                                                 ====      =====     ======     =====



     Collateralized mortgage obligations are a type of mortgage-backed security that creates separate pools or tranches of pass-through cash flows for different classes of bondholders with varying maturities. Pass-through mortgage-backed securities are a type of asset-backed security that is secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments, and for a fee, remits or passes these payments through to the holders of the pass-through securities.

     At December 31, 2008, the exposures in the Company's residential mortgage-backed securities portfolio consist of agency, prime, and alternative residential mortgage loans ("Alt-A") securities of 65%, 23%, and 12% of the total holdings, respectively. At December 31, 2008 and 2007, $843 million and $1,726 million, respectively, or 88% and 99% respectively, of the residential mortgage-backed securities were rated Aaa/AAA by Moody's Investors Service ("Moody's"), S&P, or Fitch Ratings ("Fitch"). The majority of the agency residential mortgage-backed securities are guaranteed or otherwise supported by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation or the Government National Mortgage Association. Prime residential mortgage lending includes the origination of residential mortgage loans to the most credit-worthy customers with high quality credit profiles. Alt-A residential mortgage loans are a classification of mortgage loans where the risk profile of the borrower falls between prime and sub-prime. At December 31, 2008 and 2007, the Company's Alt-A residential mortgage-backed securities exposure at estimated fair value was $118 million and $197 million, respectively, with an unrealized loss of $58 million and $4 million respectively. At December 31, 2008 and 2007, $72 million and $197 million, respectively, or 61% and 100% respectively, of the Company's Alt-A residential mortgage-backed securities were rated Aa/AA or better by Moody's, S&P or Fitch. In December 2008, certain Alt-A residential mortgage-backed securities experienced ratings downgrades from investment grade to below investment grade, contributing to the decrease year over year cited above in those securities rated Aa/AA or better. At December 31, 2008 the Company's Alt-A holdings are distributed as follows: 25% 2007 vintage year, 40% 2006 vintage year and 35% 2005 and prior vintage years. In January 2009, Moody's revised its loss projections for Alt-A residential mortgage-backed securities, and the Company anticipates that Moody's will be downgrading virtually all 2006 and 2007 vintage year Alt-A securities to below investment grade, which will increase the percentage of the Company's Alt-A residential mortgage-backed securities portfolio that will be rated below investment grade. Vintage year refers to the year of origination and not to the year of purchase.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Commercial Mortgage-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in commercial mortgage-backed securities was $662 million and $873 million, respectively, at estimated fair value. At December 31, 2008 and 2007, $575 million and $695 million, respectively, of the estimated fair value, or 87% and 80%, respectively, of the commercial mortgage-backed securities were rated Aaa/AAA by Moody's, S&P, or Fitch. At December 31, 2008, the rating distribution of the Company's commercial mortgage-backed securities holdings was as follows:
87% Aaa, 11% Aa and 2% A. At December 31, 2008, 95% of the holdings are in the 2005 and prior vintage years. At December 31, 2008, the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

Company had no exposure to CMBX securities and its holdings of commercial real estate collateralized debt obligations securities was $10 million at estimated fair value.

     Concentrations of Credit Risk (Fixed Maturity Securities) -- Asset-Backed Securities. At December 31, 2008 and 2007, the Company's holdings in asset-backed securities was $289 million and $310 million, respectively, at estimated fair value. The Company's asset-backed securities are diversified both by sector and by issuer. At December 31, 2008 and 2007, $203 million and $158 million, respectively, or 70% and 51%, respectively, of total asset-backed securities were rated Aaa/AAA by Moody's, S&P or Fitch. At December 31, 2008, the largest exposures in the Company's asset-backed securities portfolio were credit card receivables, student loan receivables, residential mortgage-backed securities backed by sub-prime mortgage loans and automobile receivables of 56%, 10%, 6% and 6% of the total holdings, respectively. Sub-prime mortgage lending is the origination of residential mortgage loans to customers with weak credit profiles. At December 31, 2008 and 2007, the Company had exposure to fixed maturity securities backed by sub-prime mortgage loans with estimated fair values of $18 million and $39 million, respectively, and unrealized losses of $26 million and $7 million, respectively. At December 31, 2008, 50% of the asset-backed securities backed by sub-prime mortgage loans have been guaranteed by financial guarantee insurers, of which 23% and 77% were guaranteed by financial guarantee insurers who were Aa and Baa rated, respectively.

     Concentrations of Credit Risk (Equity Securities). The Company is not exposed to any concentrations of credit risk of any single issuer in its equity securities holdings, except for the RGA shares retained, which had an estimated fair value of $128 million or 13% of the Company's stockholder's equity. See
Note 2.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date (excluding scheduled sinking funds), are as follows:

                                                            DECEMBER 31,
                                          -----------------------------------------------
                                                   2008                     2007
                                          ----------------------   ----------------------
                                          AMORTIZED    ESTIMATED   AMORTIZED    ESTIMATED
                                             COST     FAIR VALUE      COST     FAIR VALUE
                                          ---------   ----------   ---------   ----------
                                                           (IN MILLIONS)
Due in one year or less.................    $  132      $  131       $  105      $  113
Due after one year through five years...       823         808        1,198       1,261
Due after five years through ten years..     1,050       1,010          905         955
Due after ten years.....................     2,229       2,279        2,370       2,680
                                            ------      ------       ------      ------
  Subtotal..............................     4,234       4,228        4,578       5,009
Mortgage-backed and other asset-backed
  securities............................     2,348       1,912        2,930       2,910
                                            ------      ------       ------      ------
  Total fixed maturity securities.......    $6,582      $6,140       $7,508      $7,919
                                            ======      ======       ======      ======



     Fixed maturity securities not due at a single maturity date have been included in the above table in the year of final contractual maturity. Actual maturities may differ from contractual maturities due to the exercise of prepayment options.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  NET UNREALIZED INVESTMENT GAINS (LOSSES)

     The components of net unrealized investment gains (losses), included in accumulated other comprehensive income (loss), are as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $(442)    $ 894     $ 852
Equity securities...................................    (31)      (19)        5
Derivatives.........................................     (3)       (3)       (2)
Minority interest...................................     --      (150)     (159)
Short-term investments..............................    (45)       --        --
Other...............................................     --       (28)      (20)
                                                      -----     -----     -----
  Subtotal..........................................   (521)      694       676
                                                      -----     -----     -----
Amounts allocated from DAC and VOBA.................     60       (97)      (27)
Deferred income tax.................................    162      (249)     (280)
                                                      -----     -----     -----
  Subtotal..........................................    222      (346)     (307)
                                                      -----     -----     -----
Net unrealized investment gains (losses)............  $(299)    $ 348     $ 369
                                                      =====     =====     =====



     The changes in net unrealized investment gains (losses) are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       2008      2007      2006
                                                     -------     ----     -----
                                                            (IN MILLIONS)
Balance, at January 1,.............................  $   348     $369     $ 431
Unrealized investment gains (losses) during the
  year.............................................   (1,302)      18      (111)
Unrealized investment loss of subsidiary at the
  date of dividend of interests....................       87       --        --
Unrealized investment gains (losses) relating to:
  DAC and VOBA.....................................      175      (70)       18
  DAC and VOBA of subsidiary at date of dividend of
     interests.....................................      (18)      --        --
  Deferred income tax..............................      457       31        31
  Deferred income tax of subsidiary at date of
     dividend of interests.........................      (46)      --        --
                                                     -------     ----     -----
Balance, at December 31,...........................  $  (299)    $348     $ 369
                                                     =======     ====     =====
Change in net unrealized investment gains
  (losses).........................................  $  (647)    $(21)    $ (62)
                                                     =======     ====     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the estimated fair value and gross unrealized loss of the Company's fixed maturity (aggregated by sector) and equity securities in an unrealized loss position, aggregated by length of time that the securities have been in a continuous unrealized loss position at:

                                                                     DECEMBER 31, 2008
                                        ---------------------------------------------------------------------------
                                                                    EQUAL TO OR GREATER
                                                                            THAN
                                          LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                        -----------------------   -----------------------   -----------------------
                                                        GROSS                     GROSS                     GROSS
                                         ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED
                                        FAIR VALUE      LOSS      FAIR VALUE      LOSS      FAIR VALUE      LOSS
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.............    $  797        $ 94        $  612        $141        $1,409        $235
Residential mortgage-backed
  securities..........................       276          65           107          56           383         121
Foreign corporate securities..........       353          62           144          59           497         121
Foreign government securities.........        94           9            44           5           138          14
Commercial mortgage-backed
  securities..........................       319          55           328         160           647         215
Asset-backed securities...............       157          30           124          90           281         120
State and political subdivision
  securities..........................        14           1             1          --            15           1
                                          ------        ----        ------        ----        ------        ----
  Total fixed maturity securities.....    $2,010        $316        $1,360        $511        $3,370        $827
                                          ======        ====        ======        ====        ======        ====
Equity securities.....................    $  131        $ 30        $   --        $  1        $  131        $ 31
                                          ======        ====        ======        ====        ======        ====
Total number of securities in an
  unrealized loss position............       462                       347
                                          ======                    ======




                                                                     DECEMBER 31, 2007
                                        ---------------------------------------------------------------------------
                                                                    EQUAL TO OR GREATER
                                                                            THAN
                                          LESS THAN 12 MONTHS            12 MONTHS                   TOTAL
                                        -----------------------   -----------------------   -----------------------
                                                        GROSS                     GROSS                     GROSS
                                         ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED    ESTIMATED   UNREALIZED
                                        FAIR VALUE      LOSS      FAIR VALUE      LOSS      FAIR VALUE      LOSS
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                         (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
U.S. corporate securities.............    $  607         $32        $  548         $34        $1,155        $ 66
Residential mortgage-backed
  securities..........................       390           8           356           6           746          14
Foreign corporate securities..........       206           3            95          10           301          13
Foreign government securities.........        25          --            22           2            47           2
Commercial mortgage-backed
  securities..........................        44           1           483          13           527          14
Asset-backed securities...............       209          12            49           5           258          17
State and political subdivision
  securities..........................         1          --            --          --             1          --
Other fixed maturity securities.......        74          29            --          --            74          29
                                          ------         ---        ------         ---        ------        ----
  Total fixed maturity securities.....    $1,556         $85        $1,553         $70        $3,109        $155
                                          ======         ===        ======         ===        ======        ====
Equity securities.....................    $    2         $--        $    3         $ 1        $    5        $  1
                                          ======         ===        ======         ===        ======        ====
Total number of securities in an
  unrealized loss position............       290                       227
                                          ======                    ======


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  AGING OF GROSS UNREALIZED LOSS FOR FIXED MATURITY AND EQUITY SECURITIES AVAILABLE-FOR-SALE

     The following tables present the cost or amortized cost, gross unrealized loss and number of securities for fixed maturity and equity securities, where the estimated fair value had declined and remained below cost or amortized cost by less than 20%, or 20% or more at:

                                                                DECEMBER 31, 2008
                                          ------------------------------------------------------------
                                           COST OR AMORTIZED    GROSS UNREALIZED         NUMBER OF
                                                 COST                 LOSS              SECURITIES
                                          ------------------   ------------------   ------------------
                                          LESS THAN   20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                             20%       MORE       20%       MORE       20%       MORE
                                          ---------   ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months....................    $  872    $1,285      $ 59      $457       216        234
Six months or greater but less than nine
  months................................       485        59        48        31        93         15
Nine months or greater but less than
  twelve months.........................       400        98        48        56        58         22
Twelve months or greater................       966        32       110        18       166          9
                                            ------    ------      ----      ----
  Total.................................    $2,723    $1,474      $265      $562
                                            ======    ======      ====      ====
EQUITY SECURITIES:
Less than six months....................    $  156    $    2      $ 28      $  2         1          1
Six months or greater but less than nine
  months................................        --        --        --        --        --         --
Nine months or greater but less than
  twelve months.........................         2         2        --         1         1          1
Twelve months or greater................        --        --        --        --        --         --
                                            ------    ------      ----      ----
  Total.................................    $  158    $    4      $ 28      $  3
                                            ======    ======      ====      ====




                                                                DECEMBER 31, 2007
                                         --------------------------------------------------------------
                                           COST OR AMORTIZED     GROSS UNREALIZED         NUMBER OF
                                                 COST                  LOSS              SECURITIES
                                         --------------------   ------------------   ------------------
                                         LESS THAN     20% OR   LESS THAN   20% OR   LESS THAN   20% OR
                                            20%         MORE       20%       MORE       20%       MORE
                                         ---------     ------   ---------   ------   ---------   ------
                                                   (IN MILLIONS, EXCEPT NUMBER OF SECURITIES)
FIXED MATURITY SECURITIES:
Less than six months...................    $1,067        $24       $ 54       $ 6       165        12
Six months or greater but less than
  nine months..........................       290          1         14        --        76         1
Nine months or greater but less than
  twelve months........................       285         --         19        --        47        --
Twelve months or greater...............     1,587         10         59         3       214         4
                                           ------        ---       ----       ---
  Total................................    $3,229        $35       $146       $ 9
                                           ======        ===       ====       ===
EQUITY SECURITIES:
Less than six months...................    $   --        $--       $ --       $--        --        --
Six months or greater but less than
  nine months..........................        --         --         --        --        --        --
Nine months or greater but less than
  twelve months........................         2         --         --        --         1        --
Twelve months or greater...............         4         --          1        --         1        --
                                           ------        ---       ----       ---
  Total................................    $    6        $--       $  1       $--
                                           ======        ===       ====       ===


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     As described more fully in Note 1, the Company performs a regular evaluation, on a security-by-security basis, of its investment holdings in accordance with its impairment policy in order to evaluate whether such securities are other-than-temporarily impaired. One of the criteria which the Company considers in its other-than-temporary impairment analysis is its intent and ability to hold securities for a period of time sufficient to allow for the recovery of their value to an amount equal to or greater than cost or amortized cost. The Company's intent and ability to hold securities considers broad portfolio management objectives such as asset/liability duration management, issuer and industry segment exposures, interest rate views and the overall total return focus. In following these portfolio management objectives, changes in facts and circumstances that were present in past reporting periods may trigger a decision to sell securities that were held in prior reporting periods. Decisions to sell are based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives including liquidity needs or duration targets on asset/liability managed portfolios. The Company attempts to anticipate these types of changes and if a sale decision has been made on an impaired security and that security is not expected to recover prior to the expected time of sale, the security will be deemed other-than-temporarily impaired in the period that the sale decision was made and an other-than-temporary impairment loss will be recognized.

     At December 31, 2008 and 2007, $265 million and $146 million, respectively, of unrealized losses related to fixed maturity securities with an unrealized loss position of less than 20% of cost or amortized cost, which represented 10% and 5%, respectively, of the cost or amortized cost of such securities. At December 31, 2008 and 2007, $28 million and $1 million, respectively, of unrealized losses related to equity securities with an unrealized loss position of less than 20% of cost, which represented 18% and 17%, respectively, of the cost of such securities.

     At December 31, 2008, $562 million and $3 million of unrealized losses related to fixed maturity securities and equity securities, respectively, with an unrealized loss position of 20% or more of cost or amortized cost, which represented 38% and 75% of the cost or amortized cost of such fixed maturity securities and equity securities, respectively. Of such unrealized losses of $562 million and $3 million, $457 million and $2 million related to fixed maturity securities and equity securities, respectively, that were in an unrealized loss position for a period of less than six months. At December 31, 2007, $9 million of unrealized losses were all related to fixed maturity securities with an unrealized loss position of 20% or more of amortized cost, which represented 26% of amortized cost of such fixed maturity securities. Of such unrealized losses of $9 million, $6 million related to fixed maturity securities that were in an unrealized loss position for a period of less than six months. At December 31, 2007, there were no equity securities with an unrealized loss of 20% or more.

     The Company held five fixed maturity securities and one equity security, each with a gross unrealized loss at December 31, 2008 of greater than $10 million. These five fixed maturity securities represented 8% or $65 million in the aggregate, of the gross unrealized loss on fixed maturity securities. The one equity security, represented by the RGA shares retained is 90%, or $28 million in the aggregate, of the gross unrealized loss on equity securities. The Company held no fixed maturity securities or equity securities, with a gross unrealized loss at December 31, 2007 of greater than $10 million. These securities were included in the regular evaluation of whether such securities are other-than-temporarily impaired. Based upon the Company's current evaluation of these securities in accordance with its impairment policy, the cause of the decline being primarily attributable to a rise in market yields caused principally by an extensive widening of credit spreads which resulted from a lack of market liquidity and a short-term market dislocation versus a long-term deterioration in credit quality, and the Company's current intent and ability to hold the fixed maturity and equity securities with unrealized losses for a period of time sufficient for them to recover, the Company has concluded that these securities are not other-than-temporarily impaired.

     In the Company's impairment review process, the duration of, and severity of, an unrealized loss position, such as unrealized losses of 20% or more for equity securities, which was $3 million at December 31, 2008 is given greater weight and consideration, than for fixed maturity securities. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments and the Company's evaluation of recoverability of all contractual cash flows, as well as the Company's ability and intent to hold the security, including holding the security until the earlier of a recovery in

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES value, or until maturity. In contrast, for an equity security, greater weight and consideration is given by the Company to a decline in market value and the likelihood such market value decline will recover.

     Equity securities with an unrealized loss of 20% or more was $3 million at December 31, 2008, all of which are for investment grade financial services industry non-redeemable preferred securities, that were rated A or higher.

     There were no equity securities with an unrealized loss of 20% or more for twelve months or greater.

     In connection with the equity securities impairment review process during 2008, the Company evaluated its holdings in non-redeemable preferred securities, particularly those of financial services industry companies. The Company considered several factors including whether there has been any deterioration in credit of the issuer and the likelihood of recovery in value of non-redeemable preferred securities with a severe or an extended unrealized loss. With respect to common stock holdings, the Company considered the duration and severity of the securities in an unrealized loss position of 20% or more; and the duration of securities in an unrealized loss position of 20% or less with in an extended unrealized loss position (i.e., 12 months or more).

     The Company believes the unrealized loss position is not necessarily predictive of the ultimate performance of these securities, and with respect to fixed maturity securities, it has the ability and intent to hold until the earlier of the recovery in value, or until maturity, and with respect to equity securities, it has the ability and intent to hold until the recovery in value. Future other-than-temporary impairments will depend primarily on economic fundamentals, issuer performance, changes in collateral valuation, changes in interest rates, and changes in credit spreads. If economic fundamentals and other of the above factors continue to deteriorate, additional other-than-temporary impairments may be incurred in upcoming periods.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     At December 31, 2008 and 2007, the Company's gross unrealized losses related to its fixed maturity and equity securities of $858 million and $156 million, respectively, were concentrated, calculated as a percentage of gross unrealized loss, as follows:

                                                               DECEMBER 31,
                                                               ------------
                                                               2008    2007
                                                               ----    ----
SECTOR:
  U.S. corporate securities..................................    27%     42%
  Commercial mortgage-backed securities......................    25       9
  Asset-backed securities....................................    14      11
  Foreign corporate securities...............................    14       8
  Residential mortgage-backed securities.....................    14       9
  Other......................................................     6      21
                                                                ---     ---
       Total.................................................   100%    100%
                                                                ===     ===
INDUSTRY:
  Mortgage-backed............................................    39%     18%
  Finance....................................................    19      22
  Asset-backed...............................................    14      11
  Utility....................................................    10      13
  Consumer...................................................     6       1
  Industrial.................................................     2      13
  Government.................................................     2       2
  Communication..............................................     2      --
  Other......................................................     6      20
                                                                ---     ---
       Total.................................................   100%    100%
                                                                ===     ===



  NET INVESTMENT GAINS (LOSSES)

     The components of net investment gains (losses) are as follows:

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                         -------------------
                                                         2008    2007   2006
                                                         ----   -----   ----
                                                            (IN MILLIONS)
  Fixed maturity securities............................  $(87)  $  (6)  $(30)
  Equity securities....................................    (2)     --      6
  Mortgage loans on real estate........................    --      (2)     1
  Real estate and real estate joint ventures...........    --       1     --
  Freestanding derivatives.............................   215    (103)     1
  Other................................................    11      19      1
                                                         ----   -----   ----
     Net investment gains (losses).....................  $137   $ (91)  $(21)
                                                         ====   =====   ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as follows:

                                      FIXED MATURITY
                                        SECURITIES           EQUITY SECURITIES             TOTAL
                                 ------------------------   ------------------   ------------------------
                                  2008     2007     2006    2008   2007   2006    2008     2007     2006
                                 ------   ------   ------   ----   ----   ----   ------   ------   ------
                                                               (IN MILLIONS)
Proceeds.......................  $1,594   $1,029   $1,774    $--    $--    $ 9   $1,594   $1,029   $1,783
                                 ======   ======   ======    ===    ===    ===   ======   ======   ======
Gross investment gains.........      16        9       12     --     --      6       16        9       18
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
Gross investment losses........     (28)     (14)     (42)    --     --     --      (28)     (14)     (42)
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
Writedowns
     Credit-related............     (69)      (1)      --     (2)    --     --      (71)      (1)      --
     Other than credit-
       related(1)..............      (6)      --       --     --     --     --       (6)      --       --
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
     Total writedowns..........     (75)      (1)      --     (2)    --     --      (77)      (1)      --
                                 ------   ------   ------    ---    ---    ---   ------   ------   ------
  Net investment gains
     (losses)..................  $  (87)  $   (6)  $  (30)   $(2)   $--    $ 6   $  (89)  $   (6)  $  (24)
                                 ======   ======   ======    ===    ===    ===   ======   ======   ======



--------

   (1) Other-than credit related writedowns include items such as fixed maturity securities where an interest-rate related writedown was taken.

     The Company periodically disposes of fixed maturity and equity securities at a loss. Generally, such losses are insignificant in amount or in relation to the cost basis of the investment, are attributable to declines in fair value occurring in the period of the disposition or are as a result of management's decision to sell securities based on current conditions or the Company's need to shift the portfolio to maintain its portfolio management objectives.

     Losses from fixed maturity and equity securities deemed other-than-temporarily impaired, included within net investment losses, were $77 million and $1 million for the years ended December 31, 2008 and 2007, respectively. The substantial increase in 2008 over 2007 was driven by writedowns totaling $65 million of financial services industry securities holdings, comprised of $63 million of fixed maturity securities and $2 million of equity securities. There were no losses from fixed maturity and equity securities deemed other-than-temporarily impaired for the year ended December 31, 2006.

     Overall, of the $75 million of fixed maturity security writedowns in 2008, $63 million were on financial services industry services holdings; $5 million were on communication industry holdings; $2 million on asset-backed (substantially all are backed by or exposed to sub-prime mortgage loans); and $5 million in fixed maturity security holdings that the Company either lacked the intent to hold, or due to extensive credit spread widening, the Company was uncertain of its intent to hold these fixed maturity securities for a period of time sufficient to allow for recovery of the market value decline.

     The $2 million of writedowns on equity securities in 2008, were all related to the financial services industry holdings.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  NET INVESTMENT INCOME

     The components of net investment income are as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                      2008      2007      2006
                                                      ----      ----      ----
                                                            (IN MILLIONS)
Fixed maturity securities...........................  $385      $459      $460
Equity securities...................................     1         1        --
Mortgage loans on real estate.......................    14        15        20
Policy loans........................................   106       101       100
Real estate and real estate joint ventures..........    11        11        12
Other limited partnership interests.................    (4)       (4)       (1)
Cash, cash equivalents and short-term investments...    10        19        12
Other...............................................    --         1         2
                                                      ----      ----      ----
  Total investment income...........................   523       603       605
Less: Investment expenses...........................    49        92        84
                                                      ----      ----      ----
  Net investment income.............................  $474      $511      $521
                                                      ====      ====      ====



     Net investment income from other limited partnership interests, including hedge funds, represents distributions from other limited partnership interests accounted for under the cost method and equity in earnings from other limited partnership interests accounted for under the equity method. Overall for 2008, the net amount recognized by the Company was a loss of $4 million resulting principally from losses on equity method investments. Such earnings and losses recognized for other limited partnership interests are impacted by volatility in the equity and credit markets.

     Affiliated administrative service charges, included in investment expenses, included in the table above, were $6 million, $5 million and $5 million, for the years ended December 31, 2008, 2007 and 2006, respectively. See "-- Related Party Investment Transactions" for discussion of affiliated net investment income related to short-term investments included in the table above.

  SECURITIES LENDING

     The Company participates in securities lending programs whereby blocks of securities, which are included in fixed maturity securities and short-term investments, are loaned to third parties, primarily major brokerage firms and commercial banks. The Company generally obtains collateral in an amount equal to 102% of the estimated fair value of the securities loaned. Securities with a cost or amortized cost of $679 million and $1,372 million and an estimated fair value of $737 million and $1,392 million were on loan under the program at December 31, 2008 and 2007, respectively. Securities loaned under such transactions may be sold or repledged by the transferee. The Company was liable for cash collateral under its control of $742 million and $1,434 million at December 31, 2008 and 2007, respectively. Of this $742 million of cash collateral at December 31, 2008, $113 million was on open terms, meaning that the related loaned security could be returned to the Company on the next business day requiring return of cash collateral and $517 million and $112 million, respectively, were due within 30 days and 60 days. Of the $108 million of estimated fair value of the securities related to the cash collateral on open at December 31, 2008, $55 million were U.S. Treasury and agency securities which, if put to the Company, can be immediately sold to satisfy the cash requirements. The remainder of the securities on loan are primarily U.S. Treasury and agency securities, and very liquid residential mortgage-backed securities. The estimated fair value of the reinvestment portfolio acquired with the cash collateral was $585 million at December 31, 2008, and consisted principally of fixed maturity securities (including residential mortgage-backed, asset-backed, U.S. corporate and foreign corporate securities).

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Security collateral of $25 million on deposit from counterparties in connection with the securities lending transactions at December 31, 2008 may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements. There was no security collateral on deposit from counterparties in connection with the securities lending transactions at December 31, 2007.

  ASSETS ON DEPOSIT AND ASSETS PLEDGED AS COLLATERAL

     The Company had investment assets on deposit with regulatory agencies with an estimated fair value of $1,060 million and $1,356 million at December 31, 2008 and 2007, respectively, consisting primarily of fixed maturity securities.

     Certain of the Company's fixed maturity securities are pledged as collateral for various derivative transactions as described in Note 4.

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate are categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Commercial mortgage loans.....................   $177      80.8%    $201      82.7%
Agricultural mortgage loans...................     42      19.2       42      17.3
                                                 ----     -----     ----     -----
  Total.......................................    219     100.0%     243     100.0%
                                                          =====              =====
Less: Valuation allowances....................     --                  2
                                                 ----               ----
  Mortgage loans on real estate...............   $219               $241
                                                 ====               ====



     Mortgage loans on real estate are collateralized by properties primarily located in the United States. At December 31, 2008, 34%, 9% and 8% of the value of the Company's mortgage loans on real estate were located in California, Florida and Texas, respectively. Generally, the Company, as the lender, only loans up to 75% of the purchase price of the underlying real estate.

     Information regarding loan valuation allowances for mortgage loans on real estate is as follows:

                                                        YEARS ENDED DECEMBER 31,
                                                      ----------------------------
                                                      2008        2007        2006
                                                      ----        ----        ----
                                                              (IN MILLIONS)
Balance at January 1,...............................   $ 2         $--         $ 1
Additions...........................................    --           2          --
Deductions..........................................    (2)         --          (1)
                                                       ---         ---         ---
Balance at December 31,.............................   $--         $ 2         $--
                                                       ===         ===         ===



     There were no impaired mortgage loans at December 31, 2008. The Company had $4 million of impaired mortgage loans, net of $2 million of valuation allowances at December 31, 2007. The average investment in impaired mortgage loans was $2 million, $6 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively. There was no interest income on impaired mortgage loans for the year ended December 31, 2008. Interest income on impaired mortgage loans was less than $1 million for the years ended December 31, 2007 and 2006.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  REAL ESTATE HOLDINGS

     Real estate holdings consisted of the following:

                                                              DECEMBER 31,
                                                            ----------------
                                                            2008        2007
                                                            ----        ----
                                                              (IN MILLIONS)
Real estate...............................................  $ 69        $ 68
Accumulated depreciation..................................   (17)        (16)
                                                            ----        ----
Net real estate...........................................    52          52
Real estate joint ventures................................     3           3
                                                            ----        ----
  Total real estate holdings..............................  $ 55        $ 55
                                                            ====        ====



     All of the Company's real estate holdings are classified as held-for-investment. Related depreciation expense on real estate was $1 million, $2 million and $1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company's real estate holdings are located in the United States. At December 31, 2008, 95% of the Company's real estate holdings were located in California.

     Real estate holdings were categorized as follows:

                                                            DECEMBER 31,
                                                -----------------------------------
                                                      2008               2007
                                                ----------------   ----------------
                                                AMOUNT   PERCENT   AMOUNT   PERCENT
                                                ------   -------   ------   -------
                                                           (IN MILLIONS)
Office........................................    $37       67%      $37       67%
Industrial....................................     15       27        15       27
Real estate investment funds..................      3        6         3        6
                                                  ---      ---       ---      ---
  Total real estate holdings..................    $55      100%      $55      100%
                                                  ===      ===       ===      ===



  OTHER LIMITED PARTNERSHIP INTERESTS

     The carrying value of other limited partnership interests (which primarily represent ownership interests in pooled investment funds that principally make private equity investments in companies in the United States and overseas) was $81 million and $33 million at December 31, 2008 and 2007, respectively. Included within other limited partnership interests at December 31, 2008 and 2007 are $34 million and $9 million, respectively, of hedge funds.

     For the years ended December 31, 2008, 2007 and 2006, net investment loss from other limited partnership interests was $4 million, $4 million and $1 million, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  OTHER INVESTED ASSETS

     The following table presents the carrying value of the Company's other invested assets at:

                                                            DECEMBER 31,
                                           ---------------------------------------------
                                                    2008                    2007
                                           ---------------------   ---------------------
                                           CARRYING                CARRYING
                                             VALUE    % OF TOTAL     VALUE    % OF TOTAL
                                           --------   ----------   --------   ----------
                                                           (IN MILLIONS)
Freestanding derivatives with positive
  fair values............................    $113         89.7%       $77         96.3%
Tax credit partnerships..................      10          7.9         --            0
Other....................................       3          2.4          3          3.7
                                             ----        -----        ---        -----
  Total..................................    $126        100.0%       $80        100.0%
                                             ====        =====        ===        =====



     See Note 4 regarding the freestanding derivatives with positive estimated fair values. Tax credit partnerships are established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits, and are accounted for under the equity method.

  VARIABLE INTEREST ENTITIES

     The following table presents the carrying amount and maximum exposure to loss relating to VIEs for which the Company holds significant variable interests but it is not the primary beneficiary and which have not been consolidated at December 31, 2008:

                                                           DECEMBER 31, 2008
                                                        -----------------------
                                                                      MAXIMUM
                                                         CARRYING   EXPOSURE TO
                                                        AMOUNT(1)     LOSS(2)
                                                        ---------   -----------
                                                             (IN MILLIONS)
Fixed maturity securities, available-for-sale(3)
  Foreign corporate securities........................     $14          $14
  U.S. Treasury/agency securities.....................      16           16
Other limited partnership interests(4)................      38           38
Other invested assets(5)..............................       3            3
                                                           ---          ---
  Total...............................................     $71          $71
                                                           ===          ===



--------

   (1) See Note 1 for further discussion of the Company's significant accounting policies with regards to the carrying amounts of these investments.

   (2) The maximum exposure to loss relating to the fixed maturity securities available-for-sale is equal to the carrying amounts or carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee. For certain of its investments in other invested assets, the Company's return is in the form of tax credits which are guaranteed by a creditworthy third party. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by amounts guaranteed by third parties.

   (3) These assets are reflected at estimated fair value within fixed maturity securities available-for-sale.

   (4) Other limited partnership interests include partnerships established for the purpose of investing in public and private debt and equity securities.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   (5) Other invested assets include tax credit partnerships and other investments established for the purpose of investing in low-income housing and other social causes, where the primary return on investment is in the form of tax credits.

     As described in Note 10, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2008, 2007 and 2006.
  RELATED PARTY INVESTMENT TRANSACTIONS

     At December 31, 2008 and 2007, the Company held $514 million and $224 million, respectively, of its total invested assets in the MetLife Intermediate Income Pool which is an affiliated partnership. These amounts are included in short-term investments. Net investment income from these invested assets was $9 million, $15 million and $4 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. The Company did not transfer any invested assets to or from affiliates during the years ended December 31, 2008 and 2006. Assets transferred to and from affiliates, inclusive of amounts related to reinsurance agreements, for 2007 are as follows:

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                                    2007
                                                               -------------
                                                               (IN MILLIONS)
Estimated fair value of assets transferred to affiliates.....       $19
Amortized cost of assets transferred to affiliates...........       $19
Net investment gains (losses) recognized on transfers........       $--
Estimated fair value of assets transferred from affiliates...       $10



4.  DERIVATIVE FINANCIAL INSTRUMENTS
  TYPES OF DERIVATIVE FINANCIAL INSTRUMENTS

     The following table presents the notional amount and current market or estimated fair value of derivative financial instruments, held at:

                                               DECEMBER 31, 2008                 DECEMBER 31, 2007
                                        -------------------------------   -------------------------------
                                                      CURRENT MARKET                    CURRENT MARKET
                                                       OR FAIR VALUE                     OR FAIR VALUE
                                        NOTIONAL   --------------------   NOTIONAL   --------------------
                                         AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                        --------   ------   -----------   --------   ------   -----------
                                                                  (IN MILLIONS)
Interest rate swaps...................   $  220     $ 81        $--        $  313      $37        $ 1
Financial futures.....................      135       --          2           213        1          2
Foreign currency swaps................       31        5          1            29       --          6
Foreign currency forwards.............      595       22         --           807       38         --
Financial forwards....................       --       --         --            45       --         --
Credit default swaps..................      164        5          1           170        1         --
                                         ------     ----        ---        ------      ---        ---
  Total...............................   $1,145     $113        $ 4        $1,577      $77        $ 9
                                         ======     ====        ===        ======      ===        ===


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the notional amount of derivative financial instruments by maturity at December 31, 2008:

                                                               REMAINING LIFE
                                    --------------------------------------------------------------------
                                                  AFTER ONE YEAR   AFTER FIVE YEARS
                                    ONE YEAR OR    THROUGH FIVE       THROUGH TEN     AFTER TEN
                                        LESS           YEARS             YEARS          YEARS      TOTAL
                                    -----------   --------------   ----------------   ---------   ------
                                                                (IN MILLIONS)
Interest rate swaps...............      $ 33            $39              $ 10            $138     $  220
Financial futures.................       135             --                --              --        135
Foreign currency swaps............        --              5                23               3         31
Foreign currency forwards.........       595             --                --              --        595
Credit default swaps..............        --             --               121              43        164
                                        ----            ---              ----            ----     ------
  Total...........................      $763            $44              $154            $184     $1,145
                                        ====            ===              ====            ====     ======



     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange.

     Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring and to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency at the specified future date.

     Equity variance swaps are used by the Company primarily as a macro hedge on certain invested assets. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. Equity variance swaps are included in financial forwards in the preceding table.

     Certain credit default swaps are used by the Company to hedge against credit-related changes in the value of its investments and to diversify its credit risk exposure in certain portfolios. In a credit default swap transaction, the Company agrees with another party, at specified intervals, to pay a premium to insure credit risk. If a credit event, as

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES defined by the contract, occurs, generally the contract will require the swap to be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered.

     Credit default swaps are also used to synthetically create investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and a cash instrument such as a U.S. Treasury or Agency security.

  HEDGING

     The following table presents the notional amount and the estimated fair value of derivatives by type of hedge designation at:

                                         DECEMBER 31, 2008                 DECEMBER 31, 2007
                                  -------------------------------   -------------------------------
                                                  FAIR VALUE                        FAIR VALUE
                                  NOTIONAL   --------------------   NOTIONAL   --------------------
                                   AMOUNT    ASSETS   LIABILITIES    AMOUNT    ASSETS   LIABILITIES
                                  --------   ------   -----------   --------   ------   -----------
                                                            (IN MILLIONS)
Fair value......................   $   --     $ --        $--        $   17      $--        $ 1
Cash flow.......................       --       --         --             4       --         --
Non-qualifying..................    1,145      113          4         1,556       77          8
                                   ------     ----        ---        ------      ---        ---
  Total.........................   $1,145     $113        $ 4        $1,577      $77        $ 9
                                   ======     ====        ===        ======      ===        ===



     The Company recognized insignificant net investment income (expense) from settlement payments related to qualifying hedges for the years ended December 31, 2008, 2007 and 2006.

     The Company recognized net investment gains (losses) from settlement payments related to non-qualifying hedges of $8 million, $2 million, and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

  FAIR VALUE HEDGES

     The Company utilizes interest rate swaps to convert fixed rate investments to floating rate investments. The Company designates and accounts for these interest rate swaps as fair value hedges when they have met the requirements of SFAS 133.

     The Company recognized insignificant amounts in net investment gains (losses) representing the ineffective portion of all fair value hedges for the years ended December 31, 2008, 2007 and 2006. Changes in the fair value of the derivatives and the hedged items were insignificant for the years ended December 31, 2008, 2007 and 2006.

     All components of each derivative's gain or loss were included in the assessment of hedge effectiveness. There were no instances in which the Company discontinued fair value hedge accounting due to a hedged firm commitment no longer qualifying as a fair value hedge.

  CASH FLOW HEDGES

     The Company designates and accounts for the following as cash flow hedges, when they have met the requirements of SFAS 133: (i) interest rate swaps to convert floating rate investments to fixed rate investments; (ii) interest rate swaps to convert floating rate liabilities to fixed rate liabilities; and (iii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

     For each of the years ended December 31, 2008, 2007 and 2006, the Company did not recognize any net investment gains (losses) which represented the ineffective portion of all cash flow hedges. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     There were no instances in which the Company discontinued cash flow hedge accounting because the forecasted transactions did not occur on the anticipated date or in the additional time period permitted by SFAS 133. There were no hedged forecasted transactions, other than the receipt or payment of variable interest payments for the years ended December 31, 2008, 2007, and 2006.

     The following table presents the components of other comprehensive income
(loss), before income tax, related to cash flow hedges:

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                        2008      2007      2006
                                                        ----      ----      ----
                                                              (IN MILLIONS)
Other comprehensive income (loss) balance at January
  1,..................................................   $(2)      $(2)      $(2)
Gains (losses) deferred in other comprehensive income
  (loss) on the effective portion of the cash flow
  hedges..............................................     1        --         1
Amounts reclassified to net investment gains
  (losses)............................................    --        --        (1)
                                                         ---       ---       ---
Other comprehensive income (loss) balance at December
  31,.................................................   $(1)      $(2)      $(2)
                                                         ===       ===       ===



     At December 31, 2008, insignificant amounts of the deferred net gains (losses) on derivatives accumulated in other comprehensive income (loss) are expected to be reclassified to earnings during the year ending December 31, 2009.

  HEDGES OF NET INVESTMENTS IN FOREIGN OPERATIONS

     The Company uses forward exchange contracts to hedge portions of its net investments in foreign operations against adverse movements in exchange rates. The Company measures ineffectiveness on the forward exchange contracts based upon the change in forward rates. There was no ineffectiveness recorded for the years ended December 31, 2008, 2007 and 2006.

     The Company's consolidated statements of stockholder's equity for the years ended December 31, 2008 and 2007 include gains (losses) of $5 million and ($5) million, respectively, related to foreign currency contracts used to hedge its net investments in foreign operations. The Company did not record any gains (losses) on foreign currency contracts for the year ended December 31, 2006. There was no foreign currency translation gain (loss) recorded in 2008. At December 31, 2007, the cumulative foreign currency translation gain (loss) recorded in accumulated other comprehensive income (loss) related to these hedges was ($5) million. When net investments in foreign operations are sold or substantially liquidated, the amounts in accumulated other comprehensive income
(loss) are reclassified to the consolidated statements of income, while a pro rata portion will be reclassified upon partial sale of the net investments in foreign operations.

  NON-QUALIFYING DERIVATIVES AND DERIVATIVES FOR PURPOSES OTHER THAN HEDGING

     The Company enters into the following derivatives that do not qualify for hedge accounting under SFAS 133 or for purposes other than hedging: (i) interest rate swaps and interest rate futures to economically hedge its exposure to interest rate volatility; (ii) foreign currency forwards and swaps to economically hedge its exposure to adverse movements in exchange rates; (iii) credit default swaps to minimize its exposure to adverse movements in credit;
(iv) equity variance swaps as a macro hedge on certain invested assets; (v) interest rate futures to economically hedge liabilities embedded in certain variable annuity products; and (vi) credit default swaps to synthetically create investments.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents changes in estimated fair value related to derivatives that do not qualify for hedge accounting:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                      2008       2007      2006
                                                      ----      -----      ----
                                                            (IN MILLIONS)
Net investment gains (losses).......................  $207      $(105)      $(4)


  CREDIT RISK

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the net positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to over-the-counter derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments. See Note 15 for a description of the impact of credit risk on the valuation of derivative instruments.

     The Company enters into various collateral arrangements, which require the accepting of collateral in connection with its derivative instruments.

     At December 31, 2008 and 2007, the Company was obligated to return cash collateral under its control of $64 million and $4 million, respectively. This unrestricted cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets.

     The Company has exchange-traded futures, which require the pledging of collateral. At December 31, 2008, the Company did not provide any securities collateral for exchange traded futures. At December 31, 2007, the Company pledged securities collateral for exchange-traded futures of $2 million, which is included in fixed maturity securities. The counterparties are permitted by contract to sell or repledge this collateral. At December 31, 2008, the Company provided cash collateral for exchange-traded futures of $3 million, which is included in premiums and other receivables. At December 31, 2007, the Company did not provide cash collateral for exchange-traded futures.

     In connection with synthetically created investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. If a credit event, as defined by the contract, occurs generally the contract will require the Company to pay the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $74 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2008, the Company would have paid $1 million to terminate all of these contracts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at December 31, 2008:

                                                                 DECEMBER 31, 2008
                                            ----------------------------------------------------------
                                                               MAXIMUM AMOUNT
                                             FAIR VALUE OF   OF FUTURE PAYMENTS
RATING AGENCY DESIGNATION OF REFERENCED     CREDIT DEFAULT      UNDER CREDIT        WEIGHTED AVERAGE
CREDIT OBLIGATIONS(1)                            SWAPS        DEFAULT SWAPS(2)    YEARS TO MATURITY(3)
---------------------------------------     --------------   ------------------   --------------------
                                                                   (IN MILLIONS)
Aaa/Aa/A
  Single name credit default swaps
     (corporate)..........................        $--                $ 7                   5.0
  Credit default swaps referencing
     indices..............................         (1)                67                   4.0
                                                  ---                ---
       Subtotal...........................         (1)                74                   4.1
Baa
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
Ba
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
B
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
Caa and lower
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
In or near default
  Single name credit default swaps
     (corporate)..........................         --                 --                    --
  Credit default swaps referencing
     indices..............................         --                 --                    --
                                                  ---                ---
       Subtotal...........................         --                 --                    --
                                                  ---                ---
                                                  $(1)               $74                   4.1
                                                  ===                ===



--------

   (1) The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's, S&P, and Fitch. If no rating is available from a rating agency, then the MetLife rating is used.

   (2) Assumes the value of the referenced credit obligations is zero.

   (3) The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

5.  DEFERRED POLICY ACQUISITION COSTS AND VALUE OF BUSINESS ACQUIRED

     Information regarding DAC and VOBA is as follows:

                                                         DAC    VOBA   TOTAL
                                                        ----   -----   -----
                                                            (IN MILLIONS)
Balance at January 1, 2006............................  $231   $  93   $ 324
  Capitalizations.....................................    20      --      20
                                                        ----   -----   -----
       Subtotal.......................................   251      93     344
                                                        ----   -----   -----
  Less: Amortization related to:
     Net investment gains (losses)....................    --      (2)     (2)
     Other expenses...................................    79     (28)     51
                                                        ----   -----   -----
       Total amortization.............................    79     (30)     49
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (3)    (15)    (18)
  Less: Other.........................................    50      27      77
                                                        ----   -----   -----
Balance at December 31, 2006..........................   125     111     236
  Effect of SOP 05-1 adoption.........................    (3)     (5)     (8)
  Capitalizations.....................................     7      --       7
                                                        ----   -----   -----
       Subtotal.......................................   129     106     235
                                                        ----   -----   -----
  Less: Amortization related to:
     Net investment gains (losses)....................    (2)     (2)     (4)
     Other expenses...................................    15      14      29
                                                        ----   -----   -----
       Total amortization.............................    13      12      25
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (1)     71      70
  Less: Other.........................................     3      --       3
                                                        ----   -----   -----
Balance at December 31, 2007..........................   114      23     137
  Less: Amortization related to:
     Net investment gains (losses)....................     3      (4)     (1)
     Other expenses...................................    10       9      19
                                                        ----   -----   -----
       Total amortization.............................    13       5      18
                                                        ----   -----   -----
  Less: Unrealized investment gains (losses)..........    (3)   (154)   (157)
  Less: Other.........................................    (2)     (1)     (3)
                                                        ----   -----   -----
Balance at December 31, 2008..........................  $106   $ 173   $ 279
                                                        ====   =====   =====



     The estimated future amortization expense allocated to other expenses for the next five years for VOBA is $10 million in 2009, $9 million in 2010, $9 million in 2011, $8 million in 2012, and $8 million in 2013.

     Amortization of VOBA and DAC is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses provide information regarding the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

6.  INSURANCE

  INSURANCE LIABILITIES

     Insurance liabilities are as follows:

                                                                                          OTHER
                                    FUTURE POLICY         POLICYHOLDER ACCOUNT         POLICYHOLDER
                                      BENEFITS                  BALANCES                  FUNDS
                                 ------------------      ---------------------      -----------------
                                                             DECEMBER 31,
                                 --------------------------------------------------------------------
                                  2008        2007        2008           2007       2008         2007
                                 ------      ------      ------         ------      ----         ----
                                                             (IN MILLIONS)
Group life.................      $   15      $   34      $    1         $   --      $  1         $  1
Retirement & savings.......          33          35          19             42        --           --
Non-medical health &
  other....................         317         329          --             --         4            5
Traditional life...........       4,559       4,596          --             --       121          118
Variable & universal life..          80          64       3,125          3,079        67           58
Annuities..................          88          87         863            886        --           --
Other......................          84          52         135            127        56           47
                                 ------      ------      ------         ------      ----         ----
     Total.................      $5,176      $5,197      $4,143         $4,134      $249         $229
                                 ======      ======      ======         ======      ====         ====



     Affiliated insurance liabilities included in the table above include reinsurance assumed and ceded. Affiliated future policy benefits, included in the table above, were less than $1 million at both December 31, 2008 and 2007. Affiliated policyholder account balances, included in the table above, were less than $1 million at both December 31, 2008 and 2007. Affiliated other policyholder funds, included in the table above, were ($196) million and ($227) million at December 31, 2008 and 2007, respectively.

  SEPARATE ACCOUNTS

     Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $1,406 million and $2,003 million at December 31, 2008 and 2007, respectively, for which the policyholder assumes all investment risk, and separate accounts with a minimum return or account value for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $78 million and $77 million at December 31, 2008 and 2007, respectively. The average interest rate credited on these contracts was 3.92% and 4.14% at December 31, 2008 and 2007, respectively.

     Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues as universal life and investment-type product policy fees and totaled $49 million, $57 million and $84 million for the years ended December 31, 2008, 2007 and 2006, respectively.

     For each of the years ended December 31, 2008, 2007 and 2006, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

  GUARANTEES

     The Company issues annuity contracts which may include contractual guarantees to the contractholder for: (i) return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); and (ii) the highest contract value on a specified anniversary date minus any withdrawals following the contract anniversary, or total deposits made to the contract less any partial withdrawals plus a minimum return ("anniversary contract value" or "minimum return"). The Company also issues annuity contracts that apply a lower rate of funds deposited if the contractholder elects to surrender the contract for cash and a higher rate if the contractholder elects

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES to annuitize ("two tier annuities"). These guarantees include benefits that are payable in the event of death or at annuitization.

     The Company also issues universal and variable life contracts where the Company contractually guarantees to the contractholder a secondary guarantee benefit.

     Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts is as follows:

                                                                     DECEMBER 31,
                                                           --------------------------------
                                                                2008               2007
                                                           -------------      -------------
                                                                 AT                 AT
                                                           ANNUITIZATION      ANNUITIZATION
                                                           -------------      -------------
                                                                     (IN MILLIONS)
ANNUITY CONTRACTS (1)
TWO TIER ANNUITIES
General account value....................................    $     283          $     286
Net amount at risk (2)...................................    $      50 (4)      $      51 (4)
Average attained age of contractholders..................     60 years           60 years


                                                                     DECEMBER 31,
                                                           --------------------------------
                                                                2008               2007
                                                           -------------      -------------
                                                             SECONDARY          SECONDARY
                                                             GUARANTEES         GUARANTEES
                                                           -------------      -------------
                                                                     (IN MILLIONS)
UNIVERSAL AND VARIABLE LIFE CONTRACTS (1)
Account value (general and separate account).............    $   1,183          $   1,107
Net amount at risk (2)...................................    $  17,496 (3)      $  18,250 (3)
Average attained age of policyholders....................     58 years           57 years


--------

   (1) The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

   (2) The net amount at risk is based on the direct amount at risk (excluding reinsurance).

   (3) The net amount at risk for guarantees of amounts in the event of death is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date.

   (4) The net amount at risk for two tier annuities is based on the excess of the upper tier, adjusted for a profit margin, less the lower tier.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information regarding the liabilities for guarantees (excluding base policy liabilities) relating to annuity and universal and variable life contracts is as follows:

                                                                 UNIVERSAL AND
                                                    ANNUITY      VARIABLE LIFE
                                                   CONTRACTS       CONTRACTS
                                                 -------------   -------------
                                                   GUARANTEED
                                                 ANNUITIZATION     SECONDARY
                                                    BENEFITS       GUARANTEES    TOTAL
                                                 -------------   -------------   -----
                                                             (IN MILLIONS)
Balance at January 1, 2006.....................       $ 7             $ 6         $13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2006...................         7               6          13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2007...................         7               6          13
Incurred guaranteed benefits...................        --              --          --
Paid guaranteed benefits.......................        --              --          --
                                                      ---             ---         ---
Balance at December 31, 2008...................       $ 7             $ 6         $13
                                                      ===             ===         ===



     Account balances of contracts with insurance guarantees are invested in separate account asset classes as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Mutual Fund Groupings
  Equity.....................................................   $12      $18
  Bond.......................................................     1        1
  Balanced...................................................    --        2
  Money Market...............................................     2        2
  Specialty..................................................     1       --
                                                                ---      ---
     Total...................................................   $16      $23
                                                                ===      ===



7.  REINSURANCE

     General American's life insurance operations participate in reinsurance activities in order to limit losses, minimize exposure to large risks, and to provide additional capacity for future growth. General American has historically reinsured the mortality risk on new individual life insurance policies primarily on an excess of retention basis or a quota share basis. Until 2005, General American reinsured up to 90% of the mortality risk for all new individual life insurance. This practice was initiated for different products starting at various points in time between the mid-1990's and 2000. During 2005, General American changed its retention practices for certain individual life insurance. Amounts reinsured in prior years remain reinsured under the original reinsurance; however, under the new retention guidelines, General American reinsures up to 90% of the mortality risk in excess of $1 million for most new individual life insurance policies that it writes and for certain individual life policies the retention limits remained unchanged. On a case by case basis, General American may retain up to $2.5 million per life and reinsure 100% of amounts in excess of General American retention limits. The Company evaluates its reinsurance programs

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES routinely and may increase or decrease its retention at any time. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specific characteristics.

     In addition to reinsuring mortality risk as described previously, the Company reinsures other risks, as well as specific coverages. The Company routinely reinsures certain classes of risks in order to limit its exposure to particular travel, avocation and lifestyle hazards. The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance arrangements to provide greater diversification of risk and minimize exposure to larger risks.

     The Company reinsures its business through a diversified group of reinsurers. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance balances recoverable could become uncollectible. Cessions under reinsurance arrangements do not discharge the Company's obligations as the primary insurer.

     The amounts in the consolidated statements of income are presented net of reinsurance ceded. Information regarding the effect of reinsurance is as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                       2008      2007      2006
                                                      -----     -----     -----
                                                            (IN MILLIONS)
PREMIUMS:
  Direct premiums...................................  $ 384     $ 410     $ 412
  Reinsurance assumed...............................    211       181       170
  Reinsurance ceded.................................   (311)     (283)     (283)
                                                      -----     -----     -----
     Net premiums...................................  $ 284     $ 308     $ 299
                                                      =====     =====     =====
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY
  FEES:
  Direct universal life and investment-type product
     policy fees....................................  $ 357     $ 302     $ 363
  Reinsurance ceded.................................   (197)     (114)     (137)
                                                      -----     -----     -----
     Net universal life and investment-type product
       policy fees..................................  $ 160     $ 188     $ 226
                                                      =====     =====     =====
POLICYHOLDER BENEFITS AND CLAIMS:
  Direct policyholder benefits and claims...........  $ 574     $ 652     $ 694
  Reinsurance assumed...............................    186       175       175
  Reinsurance ceded.................................   (306)     (342)     (424)
                                                      -----     -----     -----
     Net policyholder benefits and claims...........  $ 454     $ 485     $ 445
                                                      =====     =====     =====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information regarding ceded reinsurance recoverable balances, included in premiums and other receivables is as follows:

                                                              DECEMBER 31,
                                                            ---------------
                                                             2008     2007
                                                            ------   ------
                                                             (IN MILLIONS)
UNAFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $  650   $  468
Claim recoverables........................................      80       92
Deposit recoverables......................................      16       29
All other recoverables....................................       4        5
                                                            ------   ------
  Total...................................................  $  750   $  594
                                                            ======   ======
AFFILIATED RECOVERABLES:
Future policy benefit recoverables........................  $1,238   $1,257
Deposit recoverables......................................     136      127
All other recoverables....................................       9        6
                                                            ------   ------
  Total...................................................  $1,383   $1,390
                                                            ======   ======



     Reinsurance recoverable balances are stated net of allowances for uncollectible balances, which are immaterial. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with reinsurers. The Company also monitors ratings and evaluates the financial strength of the Company's reinsurers by analyzing their financial statements. Recoverability of reinsurance recoverable balances is evaluated based on these analyses.

     The Company has secured certain reinsurance recoverable balances with various forms of collateral, including funds withheld accounts and irrevocable letters of credit. At December 31, 2008, the Company has $212 million of unaffiliated reinsurance recoverable balances secured by funds withheld accounts and $16 million of unaffiliated reinsurance recoverable balances secured through irrevocable letters of credit issued by various financial institutions. All of the affiliated reinsurance recoverable balances except $1,198 million of reserves and $8 million of other receivables are secured by funds withheld accounts or irrevocable letters of credit issued by various financial institutions.

     The Company's five largest unaffiliated reinsurers account for $528 million, or 70%, of its total unaffiliated reinsurance recoverable balance of $750 million at December 31, 2008. Of these reinsurance recoverable balances, $212 million were secured by funds withheld accounts.

     Reinsurance balances payable to unaffiliated reinsurers, included in other liabilities, were $271 million and $331 million at December 31, 2008 and 2007, respectively. Reinsurance balances receivable from affiliated reinsurers, included in other policyholder funds were $196 million and $227 million, at December 31, 2008 and 2007, respectively.

  RELATED PARTY REINSURANCE TRANSACTIONS

     The Company has reinsurance agreements with certain MetLife subsidiaries including MLIC, Exeter Reassurance Company, Ltd., MetLife Insurance Company of Connecticut, MetLife Investors USA Insurance Company, Metropolitan Tower Life Insurance Company, New England Life Insurance Company, and Missouri Reinsurance (Barbados), Inc., all of which are related parties. The table below includes amounts related to transactions between these related parties and RGA through September 12, 2008, the date of the Company's dividend of its interests in RGA.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The following table reflects related party reinsurance information:

                                                                   YEARS ENDED
                                                                  DECEMBER 31,
                                                               ------------------
                                                               2008   2007   2006
                                                               ----   ----   ----
                                                                  (IN MILLIONS)
Assumed premiums.............................................  $ 43   $129   $129
Assumed benefits, included in policyholder benefits and
  claims.....................................................  $120   $194   $155
Assumed benefits, included in policyholder dividends.........  $ --   $  9   $  7
Assumed acquisition costs, included in other expenses........  $ --   $ --   $  1
Ceded premiums...............................................  $ 15   $ 80   $ 85
Ceded fees, included in universal life and investment-type
  product policy fees........................................  $118   $ 65   $ 90
Income from deposit contracts, included in other revenues....  $  3   $  2   $  2
Ceded benefits, included in policyholder benefits and
  claims.....................................................  $ 18   $ 25   $ 10
Ceded benefits, included in interest credited to policyholder
  account balances...........................................  $ 61   $ 58   $ 54
Ceded benefits, included in policyholder dividends...........  $ --   $  9   $  7
Interest costs on ceded reinsurance, included in other
  expenses...................................................  $ 49   $  5   $ 45


8.  LONG-TERM DEBT AND SHORT-TERM DEBT- AFFILIATED

     Long-term and short-term debt outstanding is as follows:

                                               INTEREST RATES
                                            -------------------                DECEMBER 31,
                                                       WEIGHTED               -------------
                                              RANGE     AVERAGE    MATURITY   2008     2007
                                            --------   --------   ---------   ----     ----
                                                                              (IN MILLIONS)
Surplus notes.............................    7.63%      7.63%       2024     $100     $100
Other notes...............................  8% - 12%     8.40%    2009-2016      1        1
                                                                              ----     ----
Total long-term debt......................                                     101      101
Total short-term debt -- affiliated.......                                      --       50
                                                                              ----     ----
  Total...................................                                    $101     $151
                                                                              ====     ====



     The aggregate maturities of long-term debt at December 31, 2008 for the next five years are less than $1 million in each of the years 2009 through 2013 and $100 million thereafter.

     Unsecured senior debt ranks highest in priority and consists of other notes with varying interest rates. Payments of interest and principal on the Company's surplus notes, which are subordinate to all other obligations, may be made only with the prior approval of the insurance department of the state of domicile.

  SHORT-TERM DEBT -- AFFILIATED

     There was no short-term debt outstanding at December 31, 2008. On December 31, 2007, MetLife Credit Corporation, an affiliate, issued a $50 million short-term loan to the Company with a fixed rate of 4.82%, which was repaid at maturity on January 2, 2008. The Company used the net proceeds of the loan for general corporate purposes.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  INTEREST EXPENSE

     Interest expense related to the Company's indebtedness included in other expenses was $9 million for each of the years ended December 31, 2008, 2007 and 2006.

9.  INCOME TAX

     The provision for income tax from continuing operations is as follows:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                       -----------------------
                                                       2008     2007      2006
                                                       ----     ----     -----
                                                            (IN MILLIONS)
Current:
  Federal............................................  $(10)    $(41)    $(156)
  Foreign............................................    75       50        29
                                                       ----     ----     -----
  Subtotal...........................................    65        9      (127)
                                                       ----     ----     -----
Deferred:
  Federal............................................    30       30       171
                                                       ----     ----     -----
Provision for income tax.............................  $ 95     $ 39     $  44
                                                       ====     ====     =====




     The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported for continuing operations is as follows:

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         ----------------------
                                                         2008     2007     2006
                                                         ----     ----     ----
                                                              (IN MILLIONS)
Tax provision at U.S. statutory rate...................  $ 75     $ 28     $ 44
Tax effect of:
  Tax-exempt investment income.........................     9        2       (2)
  State and local income taxes.........................    --       --        1
  Prior year tax.......................................    (7)       8       (2)
  RGA dividend of interest(1)..........................    16       --       --
  Other, net...........................................     2        1        3
                                                         ----     ----     ----
Provision for income tax...............................   $95      $39      $44
                                                         ====     ====     ====




--------

   (1) See Notes 2 and 14 for discussion concerning the dividend of interest in RGA.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following:

                                                              DECEMBER 31,
                                                             -------------
                                                             2008     2007
                                                             ----     ----
                                                             (IN MILLIONS)
Deferred income tax assets:
  Policyholder liabilities and receivables.................  $ 33     $ 64
  Employee benefits........................................    19       22
  Tax credit carryforwards.................................    55       --
  Net unrealized investment losses.........................   162       --
  Other....................................................     8      162
                                                             ----     ----
                                                              277      248
  Less: Valuation allowance................................    --       --
                                                             ----     ----
                                                              277      248
                                                             ----     ----
Deferred income tax liabilities:
  Investments..............................................    37       68
  DAC......................................................    10      (46)
  Net unrealized investment gains..........................    --      249
  Other....................................................    20        9
                                                             ----     ----
                                                               67      280
                                                             ----     ----
Net deferred income tax asset/(liability)..................  $210     $(32)
                                                             ====     ====



     A valuation allowance is provided when it is more likely than not that some portion of the deferred income tax assets will not be realized. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the remaining deferred income tax assets.

     The Company has not recorded a valuation allowance against the deferred tax asset of $162 million recognized in connection with unrealized investment losses at December 31, 2008. The Company has the intent and ability to hold such securities until their recovery or maturity and the Company has available to it tax-planning strategies that include sources of future taxable income against which such losses could be offset.

     At December 31, 2008, the Company had tax credit carryforwards of $55 million, which begin to expire in 2018. The tax credit carryfowards are expected to be utilized during the period allowed.

     Effective January 1, 2006, General American joined with MetLife and its includable affiliates in filing a federal income tax return. General American participates in a tax sharing agreement with MetLife. Under the agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. The consolidating companies are reimbursed for net operating losses or other tax attributes they have generated when utilized in the consolidated return.

     Pursuant to the tax sharing agreement, the amount due from affiliates is $16 million and $120 million as of December 31, 2008 and 2007, respectively.

     The Company files income tax returns with the U.S. federal government and various state and local jurisdictions, as well as foreign jurisdictions. The Company is under continuous examination by the Internal Revenue Service ("IRS") and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES longer subject to U.S. federal, state and local, or foreign income tax examinations by tax authorities for years prior to 2001. Due to a lapse of the statute of limitations, the 2003 and 2004 tax years are no longer subject to audit. In the first quarter of 2005, the IRS commenced an examination of the Company's U.S. income tax returns for 2000 through 2002 that is anticipated to be completed in 2009.

     As a result of the implementation of FIN 48 on January 1, 2007, the Company recognized an $11 million decrease in the liability for unrecognized tax benefits, no increase/decrease in the interest liability for unrecognized tax benefits, as well as a $17 million increase in the liability for unrecognized tax benefits and a $5 million increase in the interest liability for unrecognized tax benefits which are included in liabilities of subsidiaries held-for-sale. The corresponding reduction to the January 1, 2007 balance of retained earnings was $0, net of $11 million of minority interest included in liabilities of subsidiaries held-for-sale. The Company's total amount of unrecognized tax benefits upon adoption of FIN 48 was $21 million. The Company reclassified, at adoption, $32 million of current income tax payables to the liability for unrecognized tax benefits included within other liabilities. The Company did not reclassify, at adoption, any deferred income tax liabilities, for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility, to the liability for unrecognized tax benefits. The total amount of unrecognized tax benefits as of January 1, 2007 that would affect the effective tax rate, if recognized, was $21 million. The Company also had $3 million of accrued interest, included within other liabilities, as of January 1, 2007. The Company classifies interest accrued related to unrecognized tax benefits in interest expense, while penalties are included within income tax expense.

     At December 31, 2008, the Company's total amount of unrecognized tax benefits was $18 million and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, is $18 million. The total amount of unrecognized tax benefits decreased by $6 million from December 31, 2007 due to lapses in the statutes of limitations.

     At December 31, 2007, the Company's total amount of unrecognized tax benefits was $24 million, an increase of $3 million from the date of adoption, and the total amount of unrecognized tax benefits that would affect the effective tax rate, if recognized, was $24 million, an increase of $3 million from the date of adoption.

     The Company does not anticipate any material change in the total amount of unrecognized tax benefits over the ensuing 12 month period.

     A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and December 31, 2007, is as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Balance as of the beginning of the period....................   $24      $21
Additions for tax positions of current year..................    --        7
Lapses of statutes of limitations............................    (6)      (4)
                                                                ---      ---
Balance as of the end of the period..........................   $18      $24
                                                                ===      ===



     During the year ended December 31, 2008, the Company recognized $1 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2008, the Company had $5 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $1 million from December 31, 2007.

     During the year ended December 31, 2007, the Company recognized $1 million in interest expense associated with the liability for unrecognized tax benefits. At December 31, 2007, the Company had $4 million of accrued interest associated with the liability for unrecognized tax benefits, an increase of $1 million from the date of adoption.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     On September 25, 2007, the IRS issued Revenue Ruling 2007-61, which announced its intention to issue regulations with respect to certain computational aspects of the Dividends Received Deduction ("DRD") on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that would have changed accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2008 and 2007, the Company recognized an income tax benefit of $1 million and $1 million, respectively, related to the separate account DRD.

10.  CONTINGENCIES, COMMITMENTS AND GUARANTEES

CONTINGENCIES

  LITIGATION

     The Company has faced numerous claims, including class action lawsuits, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to vigorously defend against the claims in all pending matters. Some sales practices claims may be resolved through settlement. Other sales practices claims may be won by dispositive motion or may go to trial. The current cases may seek substantial damages, including in some cases punitive and treble damages and attorneys' fees. Additional litigation relating to the Company's marketing and sales of individual life insurance, annuities, mutual funds or other products may be commenced in the future.

     Regulators have requested information relating to market timing and late trading of mutual funds and variable insurance products and, generally, the marketing of products. The Company has been cooperating fully with these inquiries. The Company is not aware of any systemic problems with respect to such matters that may have a material adverse effect on the Company's financial position.

     North American National Marketing, LLC, et al. v. General American Life Insurance Co., et al. (Dist. Ct, Colo., Arapahoe Cty., filed March 21, 2007) North American National Marketing ("North American") and its affiliate sued the Company and MetLife, Inc. alleging breach of a contract between the Company and North American for the design, development and distribution of certain universal life insurance products for the Company during the period from 2001 to 2004. Plaintiffs seek damages comprised of fees and commissions relating to sales of the life insurance products designed by North American. The Company and MetLife, Inc. dispute these alleged damages and are vigorously defending the lawsuit, which is currently scheduled for a jury trial in April 2009.

     Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor or taxpayer. Further, federal, state or industry regulatory or governmental authorities may conduct investigations, serve subpoenas, or make other inquiries, concerning a wide variety of issues, including the Company's compliance with applicable insurance and other laws and regulations.

     It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings or provide reasonable ranges of potential losses. In some of the matters large and/or indeterminate amounts, including punitive and treble damages, may be sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts that may be sought in certain matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES certain matters could, from time to time, have a material adverse effect on the Company's consolidated net income or cash flows.

     In 2007, the Company received $39 million, included in other revenues, based on the resolution of an indemnification claim associated with the 2000 acquisition of the Company by MLIC.

  INSOLVENCY ASSESSMENTS

     Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. Assessments levied against the Company were less than $1 million for each of the years ended December 31, 2008, 2007 and 2006. At both December 31, 2008 and 2007, the Company maintained a liability of $4 million, a related asset for premium tax offsets of $3 million for undiscounted future assessments in respect of impaired, insolvent or failed insurers, and an asset related to paid assessments representing currently available premium tax offsets of less than $1 million.

  COMMITMENTS

  Leases

     In accordance with industry practice, certain of the Company's income from lease agreements with retail tenants are contingent upon the level of the tenants' sales revenues. Future minimum rental income relating to these lease agreements are as follows:

                                                                    RENTAL
                                                                    INCOME
                                                                -------------
                                                                (IN MILLIONS)
2009..........................................................        $8
2010..........................................................        $4
2011..........................................................        $3
2012..........................................................        $3
2013..........................................................        $1
Thereafter....................................................        $1


  COMMITMENTS TO FUND PARTNERSHIP INVESTMENTS

     The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $182 million and $57 million at December 31, 2008 and 2007, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

  COMMITMENTS TO FUND PRIVATE CORPORATE BOND INVESTMENTS

     The Company commits to lend funds under private corporate bond investments. The amount of these unfunded commitments was $6 million at December 31, 2008. At December 31, 2007, there were no unfunded commitments to fund private corporate bond investments.

GUARANTEES

     In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $2 million to $45 million, with a cumulative maximum of $61 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees or commitments.

     In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

     During the year ended December 31, 2008, the Company did not record any liabilities for indemnities, guarantees and commitments. The Company had no liability for indemnities, guarantees and commitments at both December 31, 2008 and 2007.

     In connection with synthetically created investment transactions, the Company writes credit default swap obligations that generally require payment of principal outstanding due in exchange for the referenced credit obligation. If a credit event, as defined by the contract, occurs the Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $74 million at December 31, 2008. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. As of December 31, 2008, the Company would have paid $1 million to terminate all of these contracts.

     See Note 4 for further disclosures related to credit default swap obligations.

11.  EMPLOYEE BENEFIT PLANS

  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

     General American's employees, sales representatives and retirees participate in qualified and non-qualified defined benefit pension plans and other postretirement employee benefit plans sponsored by MLIC. Pension benefits are provided utilizing either a traditional formula or cash balance formula. The traditional formula provides benefits based upon years of credited service and either final average or career average earnings. The cash balance formula utilizes hypothetical or notional accounts which credit participants with benefits equal to a percentage of eligible pay, as well as earnings credits, determined annually, based upon the average annual rate of interest on 30-year U.S. Treasury securities, for each account balance. At December 31, 2008, the majority of active participants are accruing benefits under the cash balance formula; however, approximately 95% of the obligations result from benefits calculated with the traditional formula. The non-qualified plan provides supplemental pension benefits to certain executive level employees and retirees.

     General American also provides certain postemployment benefits and certain postretirement medical and life insurance benefits for retired employees through a plan sponsored by MLIC. Employees of General American who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for General American, may become eligible for these other postretirement benefits, at various levels, in accordance with the applicable plans. Virtually all retirees, or their beneficiaries, contribute a portion of the total

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES cost of postretirement medical benefits. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits.

     General American is allocated both pension and other postretirement expenses from MLIC associated with benefits provided to its employees and does not bear direct obligation for benefits under these benefit plans. Therefore, the assets and obligations of these benefit plans are not included in the accompanying consolidated balance sheets or the additional disclosure below. General American's share of pension expense was $7 million, $7 million and $8 million for the years ended December 31, 2008, 2007 and 2006, respectively. In addition, General American's share of other postretirement expense was less than $1 million, less than $1 million and $3 million for the years ended December 31, 2008, 2007 and 2006, respectively. The combined allocated benefit expense is included in the accompanying consolidated statements of income.

     General American continues to sponsor non-qualified defined benefit pension plans. Accordingly, the obligations and related net periodic expense associated with these plans are included in the accompanying financial statements and the additional disclosures below. These non-qualified plans have ceased accepting new participants. Participants with accrued benefits continue to earn vesting service credits while employed, but are not accruing additional benefits in these plans.

     As described more fully in Note 1, effective December 31, 2006, the Company adopted SFAS 158. The adoption of SFAS 158 required the recognition of the funded status of defined benefit pension and other postretirement plans and eliminated the additional minimum pension liability provision of SFAS 87. The Company's additional minimum pension liability was $7 million at December 31, 2005, $4 million net of income tax, and was recorded as a reduction of accumulated other comprehensive income. At December 31, 2006, immediately prior to adopting SFAS 158, the Company's additional minimum pension liability was $6 million, $4 million, net of income tax of $2 million, and remained as a reduction of accumulated other comprehensive income. Upon adoption of SFAS 158, the Company eliminated the additional minimum pension liability and recognized as an adjustment to accumulated other comprehensive income, net of income tax, those amounts of actuarial gains and losses, and prior service costs and credits that had not yet been included in net periodic benefit cost at the date of adoption. The following table summarizes the adjustments to the December 31, 2006 consolidated balance sheet as a result of recognizing the funded status of the defined benefit plans:

                                                                 DECEMBER 31, 2006
                                               ----------------------------------------------------
                                                             ADDITIONAL
                                                               MINIMUM
                                                   PRE         PENSION    ADOPTION OF       POST
                                                 SFAS 158     LIABILITY     SFAS 158      SFAS 158
BALANCE SHEET CAPTION                          ADJUSTMENTS   ADJUSTMENT    ADJUSTMENT   ADJUSTMENTS
---------------------------------------------  -----------   ----------   -----------   -----------
                                                                   (IN MILLIONS)
Other assets: Prepaid pension benefit cost...      $(38)         $--          $  9          $(29)
Other liabilities: Accrued postretirement
  benefit cost...............................      $ --           --            --          $ --
                                                                 ---          ----
  Subtotal...................................                     --             9
Net liability of subsidiary held-for-sale....                      1           (17)
                                                                 ---          ----
Accumulated other comprehensive income
  (loss), before income tax:
  Defined benefit plans......................      $ (7)           1            (8)         $(14)
Minority interest............................                     --             8
Deferred income tax..........................                     --            (1)
                                                                 ---          ----
Accumulated other comprehensive income
  (loss), net of income tax:
  Defined benefit plans......................      $ (4)         $ 1          $ (1)         $ (4)
                                                                 ===          ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A December 31 measurement date is used for all of the Company's defined benefit pension and other postretirement benefit plans.

  OBLIGATIONS, FUNDED STATUS AND NET PERIODIC BENEFIT COSTS

     The aggregate projected benefit obligation and aggregate fair value of plan assets for the pension plans were as follows:

                                                           DECEMBER 31,
                                                    -------------------------
                                                                     OTHER
                                                                  POSTRETIRE-
                                                      PENSION         MENT
                                                      BENEFITS      BENEFITS
                                                    -----------   -----------
                                                    2008   2007   2008   2007
                                                    ----   ----   ----   ----
                                                          (IN MILLIONS)
Change in projected benefit obligation:
Projected benefit obligation at beginning of
  year............................................  $ 26   $ 29   $ --   $ --
  Service cost....................................    --     --     --     --
  Interest cost...................................     2      2     --     --
  Net actuarial (gains) losses....................    --     (2)    --     --
  Change in benefits..............................    --     --     --     --
  Benefits paid...................................    (3)    (3)    --     --
                                                    ----   ----   ----   ----
Benefit obligation at end of year.................    25     26     --     --
                                                    ----   ----   ----   ----
Change in plan assets:
Fair value of plan assets at beginning of year....    --     --     --     --
  Actual return on plan assets....................    --     --     --     --
  Employer contribution...........................     3      3     --     --
  Benefits paid...................................    (3)    (3)    --     --
                                                    ----   ----   ----   ----
Fair value of plan assets at end of year..........    --     --     --     --
                                                    ----   ----   ----   ----
Funded status at end of year......................  $(25)  $(26)   $--    $--
                                                    ====   ====   ====   ====
Amounts recognized in consolidated balance sheet
  consist of:
  Other liabilities...............................  $(25)  $(26)   $--    $--
                                                    ====   ====   ====   ====
Accumulated other comprehensive (income) loss:
  Net actuarial losses............................  $ 12   $ 19    $--    $ 2
  Prior service credit............................   (13)   (11)    --     --
                                                    ----   ----   ----   ----
                                                      (1)     8     --      2
  Deferred income tax and minority interest.......    --     (6)    --     (1)
                                                    ----   ----   ----   ----
                                                    $ (1)  $  2    $--    $ 1
                                                    ====   ====   ====   ====



     The accumulated benefit obligation for all defined benefit pension plans was $25 million and $26 million at December 31, 2008 and 2007, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

                                                                DECEMBER 31,
                                                               -------------
                                                               2008     2007
                                                               ----     ----
                                                               (IN MILLIONS)
Projected benefit obligation.................................   $25      $26
Accumulated benefit obligation...............................   $25      $26
Fair value of plan assets....................................   $--      $--


     The projected benefit obligation exceeded assets for all pension plans at both December 31, 2008 and 2007.

     The components of net periodic benefit cost and other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) were as follows:

                                                            YEARS ENDED DECEMBER 31,
                                               --------------------------------------------------
                                                                            OTHER POSTRETIREMENT
                                                  PENSION BENEFITS                BENEFITS
                                               ----------------------     -----------------------
                                               2008     2007     2006     2008      2007     2006
                                               ----     ----     ----     ----      ----     ----
                                                                  (IN MILLIONS)
NET PERIODIC BENEFIT COST
  Service cost...............................   $--      $--      $--      $--       $--      $--
  Interest cost..............................     2        2        2       --        --       --
  Expected return on plan assets.............    --       --       --       --        --       --
  Amortization of net actuarial (gains)
     losses..................................     1       --       (2)      --        --       --
  Amortization of prior service cost
     (credit)................................    (3)      (2)      --       --        --       --
                                                ---      ---      ---      ---       ---      ---
     Net periodic benefit cost...............    --       --      $--       --        --      $--
                                                                  ===                         ===
     Net periodic cost of asset held-for-
       sale..................................    --        4                --         1
                                                ---      ---               ---       ---
                                                 --        4                --         1
                                                ---      ---               ---       ---
OTHER CHANGES IN PLAN ASSETS AND BENEFIT
  OBLIGATIONS
  RECOGNIZED IN OTHER COMPREHENSIVE INCOME
     (LOSS)
  Net actuarial (gains) losses...............    (7)      (3)               (2)       (3)
  Prior service cost (credit)................     2        1                --        --
  Amortization of net actuarial gains
     (losses)................................    (1)      (1)               --        --
  Amortization of prior service (cost)
     credit..................................     3        2                --        --
                                                ---      ---               ---       ---
     Total recognized in other comprehensive
       income (loss).........................    (3)      (1)               (2)       (3)
                                                ---      ---               ---       ---
     Total recognized in net periodic benefit
       cost and other comprehensive income
       (loss)................................   $(3)     $ 3               $(2)      $(2)
                                                ===      ===               ===       ===



     Included within other comprehensive income (loss) are other changes in plan assets and benefit obligations associated with pension benefits of ($3) million and other postretirement benefits of ($2) million for an aggregate reduction in other comprehensive income (loss) of ($5) million before income tax and ($4) million, net of income tax and minority interest.

     The estimated net actuarial losses and prior service credit for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next year are less than $1 million and ($2) million, respectively.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

ASSUMPTIONS

     Assumptions used in determining benefit obligations were as follows:

                                                             DECEMBER 31,
                                                   -------------------------------
                                                                         OTHER
                                                      PENSION         POSTRETIRE-
                                                      BENEFITS       MENT BENEFITS
                                                   -------------     -------------
                                                   2008     2007     2008     2007
                                                   ----     ----     ----     ----
Weighted average discount rate...................  6.60%    6.65%      --       --
Rate of compensation increase....................   N/A      N/A      N/A      N/A


     Assumptions used in determining net periodic benefit cost were as follows:

                                                                DECEMBER 31,
                                                  ---------------------------------------
                                                                              OTHER
                                                                         POSTRETIREMENT
                                                   PENSION BENEFITS         BENEFITS
                                                  ------------------   ------------------
                                                  2008   2007   2006   2008   2007   2006
                                                  ----   ----   ----   ----   ----   ----
Weighted average discount rate..................  6.65%  6.00%  5.80%    --     --     --
Expected rate of return on plan assets..........   N/A    N/A    N/A    N/A    N/A    N/A
Rate of compensation increase...................   N/A    N/A    N/A    N/A    N/A    N/A


     The discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate projected benefit obligation when due.

  CASH FLOWS

     In 2009, the Company expects to make contributions of $2 million to its pension plans. Benefit payments are funded from the Company's general assets as they become due under the provision of the plans.

     Gross benefit payments for the next ten years are expected to be as follows:

                                                              PENSION BENEFITS
                                                              ----------------
                                                                (IN MILLIONS)
2009........................................................         $ 2
2010........................................................         $ 3
2011........................................................         $ 3
2012........................................................         $ 3
2013........................................................         $ 3
2014 - 2018.................................................         $12


  SAVINGS AND INVESTMENT PLANS

     The Company's employees participate in savings and investment plans for which a portion of employee contributions are matched. The Company's expense was less than $1 million for each of the years ended December 31, 2008, 2007 and 2006.

12.  EQUITY

  STATUTORY EQUITY AND INCOME

     Each insurance company's state of domicile imposes minimum risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital, as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. General American exceeded the minimum RBC requirements for all periods presented herein.

     The NAIC has adopted the Codification of Statutory Accounting Principles ("Codification"). Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Codification on the statutory capital and surplus of General American.

     Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt and valuing securities on a different basis.

     In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by General American are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within a year. Further, statutory accounting principles do not give recognition to purchase accounting adjustments.

     General American, domiciled in Missouri, applied to its state insurance regulator and was permitted to admit the lesser of the amount of the deferred tax asset expected to be realized within three years of the balance sheet date or 15% of statutory capital and surplus for the most recently filed statement with the domiciliary state commissioner. The NAIC statutory accounting principles currently admit the lesser of the amount of the deferred tax asset expected to be realized within one year of the balance sheet date or 10% of the statutory capital and surplus for the most recently filed statement with the domiciliary state commissioner. As a result of the relief, the Company's minimum statutory capital requirement was reduced by $58 million as of December 31, 2008.

     Statutory net income (loss) of General American, a Missouri domiciled insurer, was $1,177 million, $106 million and $316 million for the years ended December 31, 2008, 2007 and 2006, respectively. Statutory capital and surplus, as filed with the Missouri State Department of Insurance, was $1,079 million and $2,280 million at December 31, 2008 and 2007, respectively.

  DIVIDEND RESTRICTIONS

     Under Missouri State Insurance Law, General American is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to its parent as long as the aggregate amount of all such dividends in any calendar year does not exceed the greater of: (i) 10% of its statutory surplus to policyholders as of the end of the immediately preceding calendar year or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized investment gains). General American will be permitted to pay a stockholder dividend to GenAmerica in excess of the greater of such two amounts only if it files notice of its intention to declare such a dividend and the amount thereof with the Missouri Commissioner of Insurance (the "Commissioner"). As described in Note 2, the Company paid an in-kind extraordinary dividend of $1,318 million to GenAmerica for the year ended December 31, 2008. For the year ended December 31, 2007, the Company did not pay any dividends to GenAmerica. The Company paid $13 million for the year ended December 31, 2006 in dividends for which prior insurance regulatory clearance was not required. Based on amounts at December 31, 2008, General American could pay to GenAmerica a stockholder dividend of $107 million without prior approval of the Commissioner in 2009.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

  OTHER COMPREHENSIVE INCOME (LOSS)

     The following table sets forth the reclassification adjustments required for the years ended December 31, 2008, 2007 and 2006 in other comprehensive income (loss) that are included as part of net income for the current year that have been reported as a part of other comprehensive income (loss) in the current or prior year:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                       ----------------------
                                                         2008    2007    2006
                                                       -------   ----   -----
                                                            (IN MILLIONS)
Holding gains (losses) on investments arising during
  the year...........................................  $(1,370)  $ 22   $(115)
Income tax effect of holding gains (losses)..........      544    (13)     38
Reclassification adjustments:
  Recognized holding (gains) losses included in
     current year income.............................      105     29      16
  Amortization of premiums and accretion of discounts
     associated with investments.....................      (37)   (33)    (12)
  Income tax effect..................................      (26)     2      (1)
Allocation of holding (gains) losses on investments
  relating to other policyholder amounts.............      175    (70)     18
Income tax effect of allocation of holding (gains)
  losses to other policyholder amounts...............      (61)    42      (6)
Unrealized investment loss of dividend of interest in
  subsidiary.........................................       69     --      --
Deferred income tax on unrealized investment loss on
  dividend of interests in subsidiary................      (46)    --      --
                                                       -------   ----   -----
Net unrealized investment gains (losses), net of
  income tax.........................................     (647)   (21)    (62)
                                                       -------   ----   -----
Foreign currency translation adjustment..............     (122)    60      11
Minimum pension liability adjustment, net of income
  tax................................................       --     --       1
Defined benefit plan adjustment, net of income tax...        4      1      --
                                                       -------   ----   -----
Other comprehensive income (loss)....................  $  (765)  $ 40   $ (50)
                                                       =======   ====   =====



13.  OTHER EXPENSES

     Information on other expenses is as follows:

                                                         YEARS ENDED DECEMBER
                                                                  31,
                                                        ----------------------
                                                        2008     2007     2006
                                                        ----     ----     ----
                                                             (IN MILLIONS)
Compensation..........................................  $ 22     $ 10     $ 21
Commissions...........................................    13       15       36
Reinsurance allowances................................   (17)     (22)     (43)
Interest and debt issue costs.........................    10       10        9
Amortization of DAC and VOBA..........................    18       25       49
Capitalization of DAC.................................    --       (7)     (20)
Insurance tax.........................................    11       13       17
Other.................................................    27       33       74
                                                        ----     ----     ----
Total other expenses..................................  $ 84     $ 77     $143
                                                        ====     ====     ====


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     For the years ended December 31, 2008, 2007 and 2006 commissions, reinsurance allowances and capitalization of DAC include the impact of affiliated reinsurance transactions. See Note 7. See also Note 16 for discussion of affiliated expenses included in the table above.

  Amortization and Capitalization of DAC and VOBA

     See Note 5 for the rollforward of DAC and VOBA including impacts of amortization and capitalization.

14.  DISCONTINUED OPERATIONS

  OPERATIONS

     As more fully described in Note 2, on September 12, 2008 MetLife completed a tax-free split-off of its majority-owned subsidiary, RGA. In connection with this transaction, General American dividended to MLIC and MLIC dividended to MetLife, substantially all of its interests in RGA. RGA's assets and liabilities were reclassified to assets and liabilities of subsidiaries held for sale and its operating results were reclassified to discontinued operations for all periods presented.

     The following tables present the amounts related to the operations and financial position of RGA that have been reflected as discontinued operations in the consolidated statements of income:

                                                            YEARS ENDED DECEMBER 31,
                                                            ------------------------
                                                             2008     2007     2006
                                                            ------   ------   ------
                                                                  (IN MILLIONS)
Premiums..................................................  $3,535   $4,910   $4,348
Net investment income.....................................     597      908      781
Other revenues............................................      69       77       66
Net investment gains (losses).............................    (249)    (177)       7
                                                            ------   ------   ------
  Total revenues..........................................   3,952    5,718    5,202
                                                            ------   ------   ------
Policyholder benefits and claims..........................   2,989    3,989    3,490
Interest credited to policyholder account balances........     108      262      254
Other expenses............................................     699    1,226    1,227
                                                            ------   ------   ------
  Total expenses..........................................   3,796    5,477    4,971
                                                            ------   ------   ------
Income before provision for income tax....................     156      241      231
Provision for income tax..................................      53       84       81
                                                            ------   ------   ------
Income from operations of discontinued operations, net of
  income tax..............................................     103      157      150
Loss in connection with the dividend of interests in
  subsidiary, net of income tax...........................    (398)      --       --
                                                            ------   ------   ------
Income (loss) from operations of discontinued operations,
  net of income tax.......................................  $ (295)  $  157   $  150
                                                            ======   ======   ======


            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                            DECEMBER 31, 2007
                                                            -----------------
                                                              (IN MILLIONS)
Fixed maturity securities.................................       $ 9,398
Equity securities.........................................           137
Mortgage loans on real estate, net........................           832
Policy loans..............................................         1,059
Short-term investments....................................            75
Other invested assets.....................................         4,897
                                                                 -------
  Total investments.......................................        16,398
Cash and cash equivalents.................................           404
Accrued investment income.................................            78
Premiums and other receivables............................         1,440
Deferred policy acquisition costs and VOBA................         3,513
Goodwill..................................................            96
Other assets..............................................            91
Separate account assets...................................            17
                                                                 -------
     Total assets held-for-sale...........................       $22,037
                                                                 =======
Future policy benefits....................................       $ 6,159
Policyholder account balances.............................         6,657
Other policyholder funds..................................         2,297
Long-term debt............................................           528
Collateral financing arrangements.........................           850
Junior subordinated debt securities.......................           399
Shares subject to mandatory redemption....................           159
Current income tax payable................................            33
Deferred income tax liability.............................           941
Other liabilities.........................................         1,918
Separate account liabilities..............................            17
                                                                 -------
     Total liabilities held-for-sale......................       $19,958
                                                                 =======



     The operations of RGA include direct policies and reinsurance agreements with MetLife and some of its affiliates. These agreements are generally terminable by either party upon 90 days written notice with respect to future new business. Agreements related to existing business generally are not terminable, unless the underlying policies terminate or are recaptured. These direct policies and reinsurance agreements do not constitute significant continuing involvement by the Company with RGA. Included in continuing operations in the Company's consolidated statements of operations are amounts related to these affiliated transactions, including ceded amounts that reduced premiums and fees by $23 million, $38 million, and $32 million and ceded amounts that reduced policyholder benefits and claims by $13 million, $33 million, and $44 million for the years ended December 31, 2008, 2007 and 2006, respectively, that have not been eliminated as these transactions are expected to continue after the RGA divestiture. Related amounts included in the Company's consolidated balance sheets that have not been eliminated include assets totaling $456 million, and liabilities totaling $361 million at December 31, 2007.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

15.  FAIR VALUE

FAIR VALUE OF FINANCIAL INSTRUMENTS

     As described in Note 1, the Company prospectively adopted the provisions of SFAS 157 effective January 1, 2008. As a result, the methodologies used to determine the estimated fair value for certain financial instruments at December 31, 2008 may have been modified from those utilized at December 31, 2007, which, while being deemed appropriate under existing accounting guidance, may not have produced an exit value as defined in SFAS 157. Accordingly, the estimated fair value of financial instruments, and the description of the methodologies used to derive those estimated fair values, are presented separately at December 31, 2007 and December 31, 2008. Considerable judgment is often required in interpreting market data to develop estimates of fair value and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

     Amounts related to the Company's financial instruments are as follows:

                                                   NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2007                                   AMOUNT      VALUE    FAIR VALUE
-----------------                                  --------   --------   ----------
                                                             (IN MILLIONS)
ASSETS:
Fixed maturity securities........................              $ 7,919     $ 7,919
Equity securities................................              $    31     $    31
Mortgage loans on real estate....................              $   241     $   247
Policy loans.....................................              $ 1,657     $ 1,657
Short-term investments...........................              $   237     $   237
Cash and cash equivalents........................              $   103     $   103
Accrued investment income........................              $   107     $   107
Assets of subsidiaries held-for-sale.............              $11,983     $11,992
LIABILITIES:
Policyholder account balances....................              $ 1,055     $ 1,030
Short-term debt -- affiliated....................              $    50     $    50
Long-term debt...................................              $   101     $   121
Payables for collateral under securities loaned
  and other transactions.........................              $ 1,438     $ 1,438
Liabilities of subsidiaries held-for-sale........              $ 6,915     $ 6,044


     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- The estimated fair values of publicly held fixed maturity securities and publicly held equity securities are based on quoted market prices or estimates from independent pricing services. However, in cases where quoted market prices are not available, such as for private fixed maturity securities, fair values are estimated using present value or valuation techniques. The determination of estimated fair values is based on: (i) market standard valuation methodologies;
(ii) securities the Company deems to be comparable; and (iii) assumptions deemed appropriate given the circumstances. The value estimates are based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty. Factors considered in estimating fair value include; coupon rate, maturity, estimated duration, call provisions, sinking fund requirements, credit rating, industry sector of the issuer, and quoted market prices of comparable securities.

     Mortgage Loans on Real Estate -- Fair values for mortgage loans on real estate are estimated by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Policy Loans -- The estimated fair values for policy loans approximate carrying values.

     Cash and Cash Equivalents and Short-term Investments -- The estimated fair values for cash and cash equivalents and short-term investments approximate carrying values due to the short-term maturities of these instruments.

     Accrued Investment Income -- The estimated fair value for accrued investment income approximates carrying value.

     Policyholder Account Balances -- The fair value of policyholder account balances which have final contractual maturities are estimated by discounting expected future cash flows based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the agreements being valued. The estimated fair value of policyholder account balances without final contractual maturities are assumed to equal their current net surrender value.

     Affiliated Short-term Debt and Long-term Debt -- The estimated fair value of short-term debt-affiliated approximates fair value due to the short-term duration of the instrument. Long-term debt is determined by discounting expected future cash flows using risk rates currently available for debt with similar terms and remaining maturities.

     Payables for Collateral Under Securities Loaned and Other Transactions
-- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value.

     Assets and Liabilities of Subsidiaries Held-For-Sale -- The carrying values of assets and liabilities of subsidiaries held-for-sale reflect those assets and liabilities which were previously determined to be financial instruments and which were reflected in other financial statement captions in the table above in previous periods but have been reclassified to this caption to reflect the discontinued nature of the operations. The estimated fair value of the assets and liabilities of subsidiaries held-for-sale have been determined on a basis consistent with similar instruments as described herein.

     Derivative Financial Instruments -- The estimated fair value of derivative financial instruments, including financial futures, financial forwards, interest rate, credit default and foreign currency swaps and foreign currency forwards are based upon quotations obtained from dealers or other reliable sources. See
Note 4 for derivative fair value disclosures.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                                         NOTIONAL   CARRYING    ESTIMATED
DECEMBER 31, 2008                                         AMOUNT      VALUE    FAIR VALUE
-----------------                                        --------   --------   ----------
                                                                   (IN MILLIONS)
ASSETS:
Fixed maturity securities..............................              $6,140      $6,140
Equity securities......................................              $  135      $  135
Mortgage loans on real estate..........................              $  219      $  213
Policy loans...........................................              $1,691      $2,088
Other limited partnership interests(1).................              $    2      $    2
Short-term investments.................................              $  514      $  514
Other invested assets:(1)
  Derivative assets....................................    $910      $  113      $  113
  Other................................................              $    3      $    3
Cash and cash equivalents..............................              $  152      $  152
Accrued investment income..............................              $   99      $   99
Premiums and other receivables(1)......................              $  153      $  121
Separate account assets................................              $1,484      $1,484
LIABILITIES:
Policyholder account balances(1).......................              $1,016      $  843
Long-term debt.........................................              $  101      $   74
Payables for collateral under securities loaned and
  other transactions...................................              $  806      $  806
Other liabilities:(1)
  Derivative liabilities...............................    $235      $    4      $    4
  Other................................................              $    9      $    9
Separate account liabilities(1)........................              $  189      $  189
COMMITMENTS:(2)
Commitments to fund private corporate bond
  investments..........................................    $  6      $   --      $   --


--------

   (1) Carrying values presented herein differ from those presented on the consolidated balance sheet because certain items within the respective financial statement caption are not considered financial instruments. Financial statement captions omitted from the table above are not considered financial instruments.

   (2) Commitments are off-balance sheet obligations.

     The methods and assumptions used to estimate the fair value of financial instruments are summarized as follows:

     Fixed Maturity Securities and Equity Securities -- When available, the estimated fair value of the Company's fixed maturity and equity securities are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management judgment.

     When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies. The market standard valuation methodologies utilized include: discounted cash flow methodologies, matrix pricing or other similar techniques. The assumptions and inputs in applying these market standard valuation methodologies include, but are not limited to: interest rates, credit standing of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, maturity, estimated duration and management's assumptions regarding liquidity and estimated future

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about financial instruments.

     The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Such observable inputs include benchmarking prices for similar assets in active, liquid markets, quoted prices in markets that are not active and observable yields and spreads in the market.

     When observable inputs are not available, the market standard valuation methodologies for determining the estimated fair value of certain types of securities that trade infrequently, and therefore have little or no price transparency, rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. These unobservable inputs can be based in large part on management judgment or estimation, and cannot be supported by reference to market activity. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such securities.

     The use of different methodologies, assumptions and inputs may have a material effect on the estimated fair values of the Company's securities holdings.

     Mortgage Loans on Real Estate -- The Company originates mortgage loans on real estate principally for investment purposes. These loans are carried at amortized cost within the consolidated financial statements. The fair value for mortgage loans on real estate is primarily determined by estimating expected future cash flows and discounting those using current interest rates for similar loans with similar credit risk.

     Policy Loans -- For policy loans with fixed interest rates, estimated fair values are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed applying a weighted-average interest rate to the outstanding principal balance of the respective group of loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. The estimated fair value for policy loans with variable interest rates approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

     Other Limited Partnership Interests -- Other limited partnerships included in the preceding table consist of those investments accounted for using the cost method. The remaining carrying value recognized in the consolidated balance sheet represents investments in other limited partnerships accounted for using the equity method, which do not satisfy the definition of financial instruments for which fair value is required to be disclosed.

     The estimated fair values for other limited partnership interests accounted for under the cost method are generally based on the Company's share of the net asset value ("NAV") as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

     Short-term Investments -- Certain short-term investments do not qualify as securities and are recognized at amortized cost in the consolidated balance sheet. For these instruments, the Company believes that there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, short-term investments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality and the Company has determined additional adjustment is not required. Short-term investments that meet the definition of a security are recognized at estimated fair value in the

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES consolidated balance sheet in the same manner described above for similar instruments that are classified within captions of other major investment classes.

     Other Invested Assets -- Other invested assets in the consolidated balance sheet is principally comprised of freestanding derivatives with positive estimated fair values, cash held in trust and investments in tax credit partnerships. Investments in tax credit partnerships, which are accounted for under the equity method, are not financial instruments subject to fair value disclosure. Accordingly, they have been excluded from the preceding table. Cash held in trust is treated as cash and cash equivalents where estimated fair value generally approximates carrying value.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     Cash and Cash Equivalents -- Due to the short-term maturities of cash and cash equivalents, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value generally approximates carrying value. In light of recent market conditions, cash and cash equivalent instruments have been monitored to ensure there is sufficient demand and maintenance of issuer credit quality, or sufficient solvency in the case of depository institutions, and the Company has determined additional adjustment is not required.

     Accrued Investment Income -- Due to the short-term until settlement of accrued investment income, the Company believes there is minimal risk of material changes in interest rates or credit of the issuer such that estimated fair value approximates carrying value. In light of recent market conditions, the Company has monitored the credit quality of the issuers and has determined additional adjustment is not required.

     Premiums and Other Receivables -- Premiums and other receivables in the consolidated balance sheet is principally comprised of premiums due and unpaid for insurance contracts, amounts recoverable under reinsurance contracts, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivative positions, amounts receivable for securities sold but not yet settled and fees and general operating receivables.

     Premiums receivable and those amounts recoverable under reinsurance treaties determined to transfer sufficient risk are not financial instruments subject to disclosure and thus have been excluded from the amounts presented in the preceding table. Amounts recoverable under ceded reinsurance contracts which the Company has determined do not transfer sufficient risk such that they are accounted for using the deposit method of accounting have been included in the preceding table with the estimated fair value determined as the present value of expected future cash flows under the related contracts discounted using an interest rate determined to reflect the appropriate credit standing of the assuming counterparty.

     The amounts on deposit for derivative settlements essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over very short periods such that the estimated fair value approximate their carrying values. In light of recent market conditions, the Company has monitored the solvency position of the financial institutions and has determined additional adjustments are not required.

     Separate Account Assets -- Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheet in accordance with SOP O3-1, Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts ("SOP 03-1"). The estimated fair value of separate account assets are based on the estimated fair value of the underlying assets owned by the separate account. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, mortgage loans, derivatives, hedge funds short-term investments and cash and cash equivalents. The estimated fair value of mutual funds is based upon quoted prices or reported NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair values of fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents held by separate accounts are determined on

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES a basis consistent with the methodologies described herein for similar financial instruments held within the general account. The estimated fair value of hedge funds is based upon NAVs provided by the fund manager and are reviewed by management to determine whether such values require adjustment to represent exit value. The estimated fair value of mortgage loans is determined by discounting expected future cash flows, using current interest rates for similar loans with similar credit risk.

     Policyholder Account Balances -- Policyholder account balances in the table above include investment contracts. The difference between the amounts reflected as policyholder account balances in the preceding table and those recognized in the consolidated balance sheet represents those amounts due under contracts that satisfy the definition of insurance contracts and are not considered financial instruments.

     The investment contracts primarily include certain funding arrangements, fixed deferred annuities and total control accounts. The fair values for these investment contracts are estimated by discounting best estimate future cash flows using current market risk-free interest rates and adding a spread for the Company's own credit determined using market standard swap valuation models as well as its claims paying ability.

     Long-term Debt -- The estimated fair values of long-term debt securities are generally determined by discounting expected future cash flows using market rates currently available for debt with similar remaining maturities and reflecting the credit risk of the Company including inputs, when available, from other companies with similar types of borrowing arrangements. Risk-adjusted discount rates applied to the expected future cash flows can vary significantly based upon the specific terms of each individual arrangement, including, but not limited to: subordinated rights; contractual interest rates in relation to current market rates; the structuring of the arrangement; and the nature and observability of the applicable valuation inputs. Use of different risk-adjusted discount rates could result in different estimated fair values.

     Payables for Collateral Under Securities Loaned and Other Transactions
-- The estimated fair value for payables for collateral under securities loaned and other transactions approximates carrying value. The related agreements to loan securities are short-term in nature such that the Company believes there is limited risk of a material change in market interest rates. Additionally, because borrowers are cross-collateralized by the borrowed securities, the Company believes no additional consideration for changes in its own credit are necessary.

     Other Liabilities -- Other liabilities in the consolidated balance sheet is principally comprised of freestanding derivatives with negative estimated fair values; tax and litigation contingency liabilities; obligations for employee-related benefits; amounts due on cash collateral held in relation to securities lending; interest payable; amounts due for securities purchased but not yet settled; amounts due under assumed reinsurance contracts; and general operating accruals and payables.

     The estimated fair value of derivatives -- with positive and negative estimated fair values -- is described in the respectively labeled section which follows.

     The amounts included in the table above reflect those other liabilities that satisfy the definition of financial instruments subject to disclosure. These items consist primarily of interest payable; amounts due on cash collateral held in relation to securities lending; and amounts due for securities purchased but not yet settled. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which were not materially different from the recognized carrying values.

     Separate Account Liabilities -- Separate account liabilities included in the table above represent those balances due to policyholders under contracts that are classified as investment contracts. The difference between the separate account liabilities reflected above and the amounts presented in the consolidated balance sheet represents those contracts classified as insurance contracts which do not satisfy the criteria of financial instruments for which estimated fair value is to be disclosed.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding under institutional retirement & savings products.

     Separate account liabilities, whether related to investment or insurance contracts, are recognized in the consolidated balance sheet at an equivalent summary total of the separate account assets as prescribed by SOP 03-1. Separate account assets, which equal net deposits, net investment income and realized and unrealized capital gains and losses, are fully offset by corresponding amounts credited to the contractholders' liability which is reflected in separate account liabilities. Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described above, the Company believes the value of those assets approximates the estimated fair value of the related separate account liabilities.

     Derivatives -- The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for over-the-counter derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that are assumed to be consistent with what other market participants would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The significant inputs to the pricing models for most over-the-counter derivatives are inputs that are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain over-the-counter derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes, credit correlation assumptions, references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what other market participants would use when pricing such instruments.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all over-the-counter derivatives after taking into account the effects of netting agreements and collateral arrangements. Credit risk is monitored and consideration of any potential credit adjustment is based on net exposure by counterparty. This is due to the existence of netting agreements and collateral arrangements which effectively serve to mitigate risk. The Company values its derivative positions using the standard swap curve which includes a credit risk adjustment. This credit risk adjustment is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The need for such additional credit risk adjustments is monitored by the Company. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties.

     Most inputs for over-the-counter derivatives are mid market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     Commitments to Fund Private Corporate Bond Investments -- The estimated fair values for commitments to fund private corporate bond investments reflected in the above table represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the original commitments.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

  RECURRING FAIR VALUE MEASUREMENTS

     The assets and liabilities measured at estimated fair value on a recurring basis are determined as described in the preceding section. These estimated fair values and their corresponding fair value hierarchy are summarized as follows:

                                                               DECEMBER 31, 2008
                                      ------------------------------------------------------------------
                                         FAIR VALUE MEASUREMENTS AT REPORTING DATE USING
                                      -----------------------------------------------------
                                       QUOTED PRICES IN
                                      ACTIVE MARKETS FOR                        SIGNIFICANT
                                       IDENTICAL ASSETS    SIGNIFICANT OTHER   UNOBSERVABLE      TOTAL
                                        AND LIABILITIES    OBSERVABLE INPUTS      INPUTS       ESTIMATED
                                           (LEVEL 1)           (LEVEL 2)         (LEVEL 3)    FAIR VALUE
                                      ------------------   -----------------   ------------   ----------
                                                                 (IN MILLIONS)
ASSETS
Fixed maturity securities:
  U.S. corporate securities.........         $ --                $2,070            $165         $2,235
  Residential mortgage-backed
     securities.....................           --                   959               2            961
  Foreign corporate securities......           --                   782              50            832
  Foreign government securities.....           --                   679              95            774
  Commercial mortgage-backed
     securities.....................           --                   648              14            662
  U.S. Treasury/agency securities...          289                    83              --            372
  Asset-backed securities...........           --                   225              64            289
  State and political subdivision
     securities.....................           --                    15              --             15
                                             ----                ------            ----         ------
     Total fixed maturity
       securities...................          289                 5,461             390          6,140
                                             ----                ------            ----         ------
Equity securities:
  Common stock......................           --                   128               1            129
  Non-redeemable preferred stock....           --                     1               5              6
                                             ----                ------            ----         ------
     Total equity securities........           --                   129               6            135
                                             ----                ------            ----         ------
Short-term investments..............           --                   514              --            514
Derivative assets(1)................           --                   113              --            113
Separate account assets(2)..........          660                   729              95          1,484
                                             ----                ------            ----         ------
     Total assets...................         $949                $6,946            $491         $8,386
                                             ====                ======            ====         ======
LIABILITIES
Derivative liabilities(1)...........         $  2                $    1            $  1         $    4
                                             ====                ======            ====         ======



--------

   (1) Derivative assets are presented within other invested assets and derivatives liabilities are presented within other liabilities. The amounts are presented gross in the table above to reflect the presentation in the consolidated balance sheet, but are presented net for purposes of the rollforward in the following tables.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

   (2) Separate account assets are measured at estimated fair value. Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets as prescribed by SOP 03-1.

     The Company has categorized its assets and liabilities into the three-level fair value hierarchy, as defined in Note 1, based upon the priority of the inputs to the respective valuation technique. The following summarizes the types of assets and liabilities included within the three-level fair value hierarchy presented in the preceding table.

     Level 1 This category includes certain U.S. Treasury and agency fixed maturity securities. As it relates to derivatives, this level includes financial futures including interest rate futures. Separate account assets classified within this level principally include mutual funds. Also included are assets held within separate accounts which are similar in nature to those classified in this level for the general account.

     Level 2 This category includes fixed maturity and equity securities priced principally by independent pricing services using observable inputs. These fixed maturity securities include U.S. Treasury and agency securities as well as the majority of U.S. and foreign corporate securities, residential mortgage-backed securities, commercial mortgage-backed securities, state and political subdivision securities, foreign government securities and asset-backed securities. Equity securities classified as Level 2 securities consist principally of common stock and certain equity securities where market quotes are available but are not considered actively traded. Short-term investments included within Level 2 are of a similar nature to these fixed maturity and equity securities. As it relates to derivatives, this level includes derivatives for which all the inputs used are observable; including foreign currency forwards, foreign currency swaps, interest rate swaps and credit default swaps. Separate account assets classified within this level are generally similar to those classified within this level for the general account. Hedge funds owned by separate accounts are also included within this level.

     Level 3 This category includes fixed maturity securities priced principally through independent broker quotations or market standard valuation methodologies using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. This level consists of less liquid fixed maturity securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies including:
             U.S. and foreign corporate securities -- including below investment grade private placements; residential mortgage-backed securities; commercial mortgage backed securities; foreign government securities and asset-backed securities -- including all of those supported by sub-prime mortgage loans. Equity securities classified as Level 3 securities consist of common stock of privately held companies and non-redeemable preferred stock where there has been very limited trading activity or where less price transparency exists around the inputs to the valuation. As it relates to derivatives this category includes credit default swaps having unobservable credit correlations. Separate account assets classified within this level are generally similar to those classified within this level for the general account; however, they also include mortgage loans.

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     A rollforward of all assets and liabilities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs for year ended December 31, 2008 is as follows:

                                        FAIR VALUE MEASUREMENTS USING SIGNIFICANT UNOBSERVABLE INPUTS (LEVEL 3)
                         -----------------------------------------------------------------------------------------------------
                                                              TOTAL REALIZED/UNREALIZED
                                                             GAINS (LOSSES) INCLUDED IN:
                                                            ----------------------------   PURCHASES,
                           BALANCE,    IMPACT OF   BALANCE,                    OTHER         SALES,      TRANSFER IN  BALANCE,
                         DECEMBER 31,   SFAS 157  BEGINNING                COMPREHENSIVE  ISSUANCES AND   AND/OR OUT   END OF
                             2007     ADOPTION(1) OF PERIOD EARNINGS(2, 3) INCOME (LOSS) SETTLEMENTS(4) OF LEVEL 3(5)  PERIOD
                         ------------ ----------- --------- -------------- ------------- -------------- ------------- --------
                                                                    (IN MILLIONS)

Fixed maturity
  securities............     $612         $--        $612        $(56)          $(97)         $(62)          $(7)       $390
Equity securities.......       12          --          12          (1)            (1)           (4)           --           6
Net derivatives(6)......       --          --          --          --             --            (1)           --          (1)
Separate account
  assets(7).............      124          --         124         (25)            --            (1)           (3)         95


--------

   (1) Impact of SFAS 157 adoption represents the amount recognized in earnings as a change in estimate upon the adoption of SFAS 157 associated with Level 3 financial instruments held at January 1, 2008. As described in
       Note 1, there was no material impact of adoption on Level 3 assets and liabilities.

   (2) Amortization of premium/discount is included within net investment income which is reported within the earnings caption of total gains/losses. Impairments are included within net investment gains (losses) which is reported within the earnings caption of total gains/losses.

   (3) Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

   (4) The amount reported within purchases, sales, issuances and settlements is the purchase/issuance price (for purchases and issuances) and the sales/settlement proceeds (for sales and settlements) based upon the actual date purchased/issued or sold/settled. Items purchased/issued and sold/settled in the same period are excluded from the rollforward.

   (5) Total gains and losses (in earnings and other comprehensive income
       (loss)) are calculated assuming transfers in (out) of Level 3 occurred at the beginning of the period. Items transferred in and out in the same period are excluded from the rollforward.

   (6) Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

   (7) Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities.

   (8) Amounts presented do not reflect any associated hedging activities. Actual earnings associated with Level 3, inclusive of hedging activities, could differ materially.

     The table below summarizes both realized and unrealized gains and losses for the year ended December 31, 2008 due to changes in estimated fair value recorded in earnings for Level 3 assets and liabilities:

                                                           TOTAL GAINS AND LOSSES
                                                  ---------------------------------------
                                                   CLASSIFICATION OF REALIZED/UNREALIZED
                                                                   GAINS
                                                       (LOSSES) INCLUDED IN EARNINGS
                                                  ---------------------------------------
                                                      NET              NET
                                                  INVESTMENT       INVESTMENT
                                                    INCOME       GAINS (LOSSES)     TOTAL
                                                  ----------     --------------     -----
                                                                  (IN MILLIONS)
Fixed maturity securities....................         $ 8             $(64)          $(56)
Equity securities............................          --               (1)            (1)

            GENERAL AMERICAN LIFE INSURANCE COMPANY AND SUBSIDIARIES

     The table below summarizes the portion of unrealized gains and losses recorded in earnings for the year ended December 31, 2008 for Level 3 assets and liabilities that are still held at December 31, 2008.

                                                          CHANGES IN UNREALIZED GAINS (LOSSES)
                                                        RELATING TO ASSETS AND LIABILITIES HELD
                                                                  AT DECEMBER 31, 2008
                                                       -----------------------------------------
                                                           NET               NET
                                                       INVESTMENT        INVESTMENT
                                                         INCOME        GAINS (LOSSES)      TOTAL
                                                       ----------      --------------      -----
                                                                     (IN MILLIONS)
Fixed maturity securities........................          $ 9              $(63)           $(54)
Equity securities................................           --                (2)             (2)
Net derivatives..................................           --                (1)             (1)


16.  RELATED PARTY TRANSACTIONS

     The Company has entered into a master service agreement with MLIC which provides administrative, accounting, legal and similar services to the Company. MLIC charged the Company $36 million, $44 million and $50 million, included in other expenses, for services performed under the master service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a service agreement with MetLife Group, Inc. ("MetLife Group"), a wholly-owned subsidiary of MetLife, under which MetLife Group provides personnel services, as needed, to support the activities of the Company. MetLife Group charged the Company $28 million, $5 million and $8 million, included in other expenses, for services performed under the service agreement for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into marketing and selling agreements with several affiliates ("Distributors"), in which the Distributors agree to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate the Distributors for the sale and servicing of such insurance products in accordance with the terms of the agreements. The Distributors charged the Company $6 million, $14 million and $21 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively. The Company received fees for this service of $28 million, $26 million and $11 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into a distribution agreement with MetLife Investors Distribution Company ("MDC"), in which MDC agrees to sell, on the Company's behalf, insurance products through authorized retailers. The Company agrees to compensate MDC for the sale and servicing of such insurance products in accordance with the terms of the agreement. MDC charged the Company $2 million, $4 million and $5 million, included in other expenses, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company has entered into an investment service agreement with several affiliates ("Advisors"), in which the Advisors provide investment advisory and administrative services to registered investment companies which serve as investment vehicles for certain insurance contracts issued by the Company. Per the agreement, the net profit or loss of the Advisors is allocated to the Company resulting in revenue of $1 million, $2 million and $2 million included in universal life and investment-type product policy fees, for the years ended December 31, 2008, 2007 and 2006, respectively.

     The Company had net receivables from affiliates of $9 million and $32 million at December 31, 2008 and 2007, respectively, related to the items discussed above. These net receivables exclude affiliated reinsurance balances discussed in Note 7.

     See Notes 3, 6 and 8 for additional related party transactions.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


                METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT FIVE


                                      AND


                      METLIFE INVESTORS INSURANCE COMPANY


                         CLASS VA, CLASS AA AND CLASS B

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED NOVEMBER 9, 2006, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.


THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.


THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED NOVEMBER 9, 2006.


SAI-1106CAVAAAB

TABLE OF CONTENTS                                                         PAGE


COMPANY ......................................................        2
EXPERTS ......................................................        2
CUSTODIAN ....................................................        3
DISTRIBUTION .................................................        3
     Reduction or Elimination of the Withdrawal Charge .......        4
CALCULATION OF PERFORMANCE INFORMATION .......................        5
     Total Return ............................................        5
     Historical Unit Values ..................................        5
     Reporting Agencies ......................................        6
ANNUITY PROVISIONS ...........................................        6
     Variable Annuity ........................................        6
     Fixed Annuity ...........................................        7
     Mortality and Expense Guarantee .........................        7
     Legal or Regulatory Restrictions on Transactions ........        7
TAX STATUS OF THE CONTRACTS ..................................        8
CONDENSED FINANCIAL INFORMATION ..............................       10
     Class VA ................................................       10
     Class AA ................................................       52
     Class B .................................................      104
FINANCIAL STATEMENTS .........................................      134

COMPANY

MetLife Investors Insurance Company (MetLife Investors or the Company) was incorporated on August 17, 1981, as Assurance Life Company, a Missouri corporation, and changed its name to Xerox Financial Services Life Insurance Company in 1985. On June 1, 1995, a wholly-owned subsidiary of General American Life Insurance Company (General American Life) purchased Xerox Financial Services Life Insurance Company, which on that date changed its name to Cova Financial Services Life Insurance Company. On January 6, 2000, Metropolitan Life Insurance Company acquired GenAmerica Financial Corporation, the ultimate parent company of General American Life. Cova Financial Services Life Insurance Company changed its name to MetLife Investors Insurance Company on February 12, 2001. On December 31, 2002, MetLife Investors became an indirect subsidiary of MetLife, Inc. (MetLife), the holding company of Metropolitan Life Insurance Company and a listed company on the New York Stock Exchange. On October 1, 2004, MetLife Investors became a direct subsidiary of MetLife. MetLife, through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


Before November 9, 2006, all contracts were issued by MetLife Investors Insurance Company of California (MetLife Investors of California), a subsidiary of MetLife Investors, which in turn is a direct subsidiary of MetLife, Inc. On November 9, 2006, the operations of MetLife Investors and MetLife Investors of California were combined through a merger, with MetLife Investors as the surviving company after the merger. Upon consummation of the merger, MetLife Investors of California's separate corporate existence ceased operation by law, and MetLife Investors assumed legal ownership of all the assets of MetLife Investors of California, including MetLife Investors Variable Annuity Account Five and its assets. As a result of the merger, MetLife Investors also has become responsible for all of MetLife Investors of California's liabilities and obligations, including those created under contracts initially issued by MetLife Investors of California and outstanding on the date of the merger. Such contracts have thereby become variable contracts funded by a separate account of MetLife Investors, and each contract owner has become a contract owner of MetLife Investors.


On December 31, 2002, MetLife entered into a net worth maintenance agreement with MetLife Investors. Under the agreement, MetLife agreed, without limitation as to the amount, to cause MetLife Investors to have certain minimum capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels. MetLife and MetLife Investors entered into the agreement in part to enhance and maintain the financial strength of MetLife Investors as set forth in the agreement. Creditors of MetLife Investors (including its policyholders) have certain rights under the agreement to enforce the provisions of the agreement through certain state insurance regulators. However, the agreement provides, among other things, that it does not provide any creditor of MetLife Investors with recourse to or against any of the assets of MetLife. MetLife has the right to terminate the agreement upon thirty days written notice to MetLife Investors. MetLife has agreed not to terminate the agreement unless one of certain designated events occur, including if the Company attains a financial strength rating from Moody's Investors Service, Inc. without giving weight to the support of the agreement, that is the same as or better than its rating of such rating agency with such support.


General American Life Insurance Company has entered into a contingent reinsurance agreement with MetLife Investors. Under this agreement, in the event that MetLife Investors' statutory capital and surplus fall below certain levels, General American Life Insurance Company would assume as assumption reinsurance, subject to regulatory approvals and required consents, all of MetLife Investors' life insurance and annuity contracts. At December 31, 2005, the capital and surplus of MetLife Investors was in excess of these minimum capital and surplus levels.


We are licensed to do business in the District of Columbia and all states except Maine, New Hampshire, New York and Vermont.


We are a member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.




EXPERTS

The consolidated financial statements of MetLife Investors Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts as required by new accounting guidance which became effective on January 1, 2004), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.


The financial statements of the sub-accounts of MetLife Investors Variable Annuity Account Five included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 100 South 4th Street, St. Louis, Missouri 63102.


The consolidated financial statements of General American Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 E. Kennedy Boulevard, Tampa, Florida 33602.




CUSTODIAN

MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.


DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of NASD, Inc. Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.



Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:




                                                 Aggregate Amount of
                                                 Commissions Retained
                     Aggregate Amount of         by Distributor After
                     Commissions Paid to         Payments to Selling
Fiscal year              Distributor                    Firms
-------------       ---------------------       ---------------------
2003                $11,225,106                 $0
2004                $ 9,014,241                 $0
2005                $ 7,986,011                 $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.

As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amount may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2005 ranged from $4,122,607 to $1,000. The amount of commissions paid to selected selling firms during 2005 ranged from $26,272,688 to $0. The amount of total compensation (includes non-commission and commission amounts) paid to selected selling firms during 2005 ranged from $30,302,543 to $1,000. For purposes of calculating such amounts, the amount of compensation received by a selling firm may include additional compensation received by the firm for the sale of insurance products issued by our affiliates within the MetLife Investors group of companies (First MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and MetLife Investors Insurance Company of California).


The following list sets forth the names of selling firms that received additional compensation in 2005 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products (including the contracts). The selling firms are listed in alphabetical order.


A.G. Edwards & Sons, Inc.
Commonwealth
Edward Jones
Firstar Investments
HSBC Brokerage
J.J.B Hilliard, W.L. Lyons, Inc.
Linsco Private Ledger
RBC Dain Rauscher, Inc.
Stifer, Nicolaus & Co., Incorporated
UBS Financial Services
Vision Investment Services
Wachovia Securities, LLC


As described in "Investment Options" in the prospectus, certain investment portfolios offered in the contracts compensate us and/or certain affiliates for administrative or other services relating to the investment portfolios. These payments are based on a percentage of assets allocated to the portfolio. Pursuant to agreements with A.G. Edwards & Sons, Inc. ("A.G. Edwards"), we pay to them a percentage amount equal to all or a portion of these payments, and we pay similar percentage fees on assets allocated to certain portfolios of affiliated investment portfolios. As a result of these arrangements, A.G. Edwards may have an incentive to recommend to its customers the purchase of the contract for which we pay amounts with respect to the investment portfolios. The fees may vary from investment portfolio to portfolio and they may be significant. It is conceivable that A.G. Edwards may have an incentive to recommend to customers, in connection with the A.G. Edwards asset allocation program, that they allocate purchase payments and account value to the investment portfolios that result in payment of amounts or payment of higher amounts. During 2005, the percentage fees ranged from 0.05% to 0.25%. For more information about the nature and extent of these fees, you should ask your A.G. Edwards registered representative.


There are other broker dealers who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.



REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:


1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of purchase payments to be received will be considered. Per contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.


The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an account value credit.




CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an accumulation unit based on the performance of an investment portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the accumulation unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the separate account product charges (including death benefit rider charges), the expenses for the underlying investment portfolio being advertised, and any applicable account fee, withdrawal charges, and/or GMIB, GWB or GMAB rider charge. For purposes of calculating performance information, the GWB rider charge is reflected as a percentage of account value. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual accumulation unit values for an initial $1,000 purchase payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV


Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV =  ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge, GMIB, GWB or applicable GMAB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each investment portfolio will fluctuate over time, and any presentation of the investment portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical accumulation unit values in certain advertisements containing illustrations. These illustrations will be based on actual accumulation unit values.


In addition, the Company may distribute sales literature which compares the percentage change in accumulation unit values for any of the investment portfolios against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the accumulation unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.


The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (contract value, less any applicable premium taxes, account fee, and prorated GMIB, GWB or GMAB rider charge, if any) will be applied to the applicable Annuity Table to determine the first annuity payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a business day no more than five (5) business days before the annuity date. The dollar amount of the first variable annuity payment is determined as follows: The first variable annuity payment will be based upon the annuity option elected, the annuitant's age and sex, and the appropriate variable annuity option table. If, as of the annuity calculation date, the then current variable annuity option rates applicable to this class of contracts provide a first annuity payment greater than that which is guaranteed under the same annuity option under this contract, the greater payment will be made.


The dollar amount of variable annuity payments after the first payment is determined as follows:


1. the dollar amount of the first variable annuity payment is divided by the value of an annuity unit for each applicable investment portfolio as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units for each applicable investment portfolio remains fixed during the annuity period, unless you transfer values from the investment portfolio to another investment portfolio;

2. the fixed number of annuity units per payment in each investment portfolio is multiplied by the annuity unit value for that investment portfolio for the business day for which the annuity payment is being calculated. This result is the dollar amount of the payment for each applicable investment portfolio, less any account fee. The account fee will be deducted pro rata out of each annuity payment.

The total dollar amount of each variable annuity payment is the sum of all investment portfolio variable annuity payments.


ANNUITY UNIT - The initial annuity unit value for each investment portfolio of the Separate Account was set by us.


The subsequent annuity unit value for each investment portfolio is determined by multiplying the annuity unit value for the immediately preceding business day by the net investment factor for the investment portfolio for the current business day and multiplying the result by a factor for each day since the last business day which offsets the assumed investment return used to develop the variable annuity tables.


(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.


(2) the fixed number of annuity units is multiplied by the annuity unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each investment portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i)    the net asset value per share of the portfolio at the end of the current business day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current business day.

B is     the net asset value per share of the portfolio for the immediately preceding business day.

C is (i)    the separate account product charges and for each day since the last business day. The daily charge is equal to the annual separate account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:


o  You may not make a transfer from the fixed account to the Separate Account;

o Transfers among the subaccounts will be made by converting the number of annuity units being transferred to the number of annuity units of the subaccount to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the new annuity units; and

o You may make a transfer from the variable annuity option to the fixed annuity option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of annuity units representing your interest in the subaccount per annuity payment; (b) is the annuity unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the annuity date for the annuity option elected. Amounts transferred to the fixed annuity option will be applied under the annuity option elected at the attained age of the annuitant at the time of the transfer using the fixed annuity option table. If at the time of transfer, the then current fixed annuity option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and annuity unit values will be determined as of the end of the business day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the annuity phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the annuity date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making annuity payments until instructions are received from the appropriate regulator.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, Section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract (or on the death of, or change in, any primary annuitant where the contract is owned by a non-natural person). Specifically, Section 72(s) requires that: (a) if any owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and (b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the new owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


Other rules may apply to Qualified Contracts.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.


MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract owner and/or annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the beneficiary is the surviving spouse which allow the spouse to assume the contract as owner. Alternative rules permit a spousal beneficiary under a qualified contract, including an IRA, to defer the minimum distribution requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates.

CONDENSED FINANCIAL INFORMATION

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.


CLASS VA




                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.852311               10.0000
  01/01/2002         to       12/31/2002           11.852311             8.472945           17,517.8061
  01/01/2003         to       12/31/2003            8.472945            11.602508           34,789.0702
  01/01/2004         to       12/31/2004           11.602508            12.176705           25,544.9025
  01/01/2005         to       12/31/2005           12.176705            13.000440          183,120.1976
============        ====      ==========           =========            =========          ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998849            11.971801           11,303.8704
  01/01/2005         to       12/31/2005           11.971801            13.285850            4,220.4093
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.935611               10.0000
  01/01/2002         to       12/31/2002           10.935611             8.832552           10,226.8312
  01/01/2003         to       12/31/2003            8.832552            11.755482           53,082.2175
  01/01/2004         to       12/31/2004           11.755482            13.970748           36,006.7248
  01/01/2005         to       12/31/2005           13.970748            15.738453           13,091.2313
============        ====      ==========           =========            =========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             7.308054               10.0000
  01/01/2002         to       12/31/2002            7.308054             5.200438           37,465.0965
  01/01/2003         to       12/31/2003            5.200438             6.712800           66,997.4779
  01/01/2004         to       12/31/2004            6.712800             7.177933          750,920.9399
  01/01/2005         to       12/31/2005            7.177933             8.039394          582,806.5248
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.991234               10.0000
  01/01/2002         to       12/31/2002           10.991234             9.665975            9,524.7853
  01/01/2003         to       12/31/2003            9.665975            12.026501           33,887.3469
  01/01/2004         to       12/31/2004           12.026501            13.566810           20,280.9253
  01/01/2005         to       12/31/2005           13.566810            14.456870           15,079.2113
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.247260            10.625522                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/02/2001         to       12/31/2001           13.960333            13.978494           24,768.8353
  01/01/2002         to       12/31/2002           13.978494            13.705136          114,804.8029
  01/01/2003         to       12/31/2003           13.705136            16.103871          199,086.9132
  01/01/2004         to       12/31/2004           16.103871            17.176230          182,155.1125
  01/01/2005         to       12/31/2005           17.176230            17.191034          299,801.3907
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/02/2001         to       12/31/2001           39.912615            41.392944           41,612.6312
  01/01/2002         to       12/31/2002           41.392944            33.421284          152,027.0401
  01/01/2003         to       12/31/2003           33.421284            43.085314          236,541.4192
  01/01/2004         to       12/31/2004           43.085314            47.857828          264,416.6649
  01/01/2005         to       12/31/2005           47.857828            48.795052          248,094.6896
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             8.381159               10.0000
  01/01/2002         to       12/31/2002            8.381159             7.289280            2,859.3087
  01/01/2003         to       12/31/2003            7.289280             9.491245           28,455.9525
  01/01/2004         to       12/31/2004            9.491245            11.189560          167,940.4514
  01/01/2005         to       12/31/2005           11.189560            12.850864          318,310.6814
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000            10.154282            9,324.1301
  01/01/2002         to       12/31/2002           10.154282            10.122875           38,733.0679
  01/01/2003         to       12/31/2003           10.122875            10.025490           52,925.8278
  01/01/2004         to       12/31/2004           10.025490             9.949131           25,093.5954
  01/01/2005         to       04/30/2005            9.949131             9.962144                0.0000
============        ====      ==========           =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998849            12.833645           13,142.2227
  01/01/2005         to       12/31/2005           12.833645            14.337160          203,491.7367
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             8.466912               10.0000
  01/01/2002         to       12/31/2002            8.466912             6.283863           69,500.0352
  01/01/2003         to       12/31/2003            6.283863             7.964318          134,514.8959
  01/01/2004         to       12/31/2004            7.964318             8.356218          212,690.9759
  01/01/2005         to       12/31/2005            8.356218             8.628835          175,741.5626
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.435925           61,780.7331
  01/01/2004         to       12/31/2004           10.435925            11.217736           55,636.3493
  01/01/2005         to       12/31/2005           11.217736            11.215657           24,101.5917
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000            10.536235               10.0000
  01/01/2002         to       12/31/2002           10.536235            11.355362          131,061.1500
  01/01/2003         to       12/31/2003           11.355362            11.679662          378,638.3904
  01/01/2004         to       12/31/2004           11.679662            12.090485          678,350.4424
  01/01/2005         to       12/31/2005           12.090485            12.190831          648,817.1870
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             8.065922               10.0000
  01/01/2002         to       12/31/2002            8.065922             6.298411            4,432.6834
  01/01/2003         to       12/31/2003            6.298411             7.722500           16,670.6804
  01/01/2004         to       11/19/2004            7.722500             7.933271           12,690.6925
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             6.093409               10.0000
  01/01/2002         to       12/31/2002            6.093409             2.960358               20.6585
  01/01/2003         to       12/31/2003            2.960358             4.599830            3,155.0149
  01/01/2004         to       12/31/2004            4.599830             4.340121           13,984.5632
  01/01/2005         to       12/31/2005            4.340121             4.751414            5,065.8076
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  02/12/2001         to       12/31/2001           10.000000             8.236645               10.0000
  01/01/2002         to       12/31/2002            8.236645             4.545270           41,303.0605
  01/01/2003         to       12/31/2003            4.545270             6.124338          162,737.4758
  01/01/2004         to       12/31/2004            6.124338             7.115346          235,402.0958
  01/01/2005         to       12/31/2005            7.115346             8.043025          219,340.3085
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.232502           15,791.6772
  01/01/2003         to       12/31/2003            8.232502            11.480838           46,084.2099
  01/01/2004         to       12/31/2004           11.480838            14.321488           39,753.1329
  01/01/2005         to       12/31/2005           14.321488            16.308935           30,834.8408
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998849            11.115049           10,317.5059
  01/01/2005         to       12/31/2005           11.115049            12.205834            2,921.9312
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998849            10.475896           42,216.2695
============        ====      ==========           =========            =========          ============

                               1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.962131            10.067108
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.197594            10.156586
   01/01/2002                                                                    10.156586             8.357717
   01/01/2003                                                                     8.357717            10.774657
   01/01/2004                                                                    10.774657            11.914458
   01/01/2005                                                                    11.914458            12.940186
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                    10.164480            11.947753
   01/01/2002                                                                    11.947753            10.713489
   01/01/2003                                                                    10.713489            13.979999
   01/01/2004                                                                    13.979999            15.115774
   01/01/2005                                                                    15.115774            16.353241
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.628086
   01/01/2003                                                                     7.628086             9.755498
   01/01/2004                                                                     9.755498            10.479270
   01/01/2005                                                                    10.479270            11.732904
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                    10.000000            10.849814
   01/01/2002                                                                    10.849814             8.289818
   01/01/2003                                                                     8.289818            10.453078
   01/01/2004                                                                    10.453078            11.366871
   01/01/2005                                                                    11.366871            11.701349
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.802857            15.786672
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.302502            10.691554
   01/01/2005                                                                    10.691554            11.637720
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.102642            10.395455
   01/01/2005                                                                    10.395455            10.981407
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   32,946.5560
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                        9.8062
   01/01/2002                                                                   70,108.0499
   01/01/2003                                                                  275,816.2448
   01/01/2004                                                                  412,235.2164
   01/01/2005                                                                  366,526.5029
=============                                                                  ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                        9.8382
   01/01/2002                                                                   30,178.3503
   01/01/2003                                                                   50,186.0230
   01/01/2004                                                                   21,141.8417
   01/01/2005                                                                    7,835.2796
=============                                                                  ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   46,536.9842
   01/01/2003                                                                   55,203.2423
   01/01/2004                                                                   77,090.3496
   01/01/2005                                                                   66,247.8586
=============                                                                  ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   10/09/2001                                                                       10.0000
   01/01/2002                                                                   10,695.7557
   01/01/2003                                                                   12,700.3733
   01/01/2004                                                                   12,425.9464
   01/01/2005                                                                   23,774.1855
=============                                                                  ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                  ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    2,081.2802
   01/01/2005                                                                   20,254.5203
=============                                                                  ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   16,122.1012
   01/01/2005                                                                  162,531.2098
=============                                                                  ============

              1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 to       12/31/2004
   01/01/2005                                 to       12/31/2005
=============                                ====      ==========



                                                                                          NUMBER OF
                                               ACCUMULATION         ACCUMULATION         ACCUMULATION
                                              UNIT VALUE AT        UNIT VALUE AT            UNITS
                                               BEGINNING OF            END OF           OUTSTANDING AT
                                                  PERIOD               PERIOD           END OF PERIOD
                                             ---------------      ---------------      ---------------
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                    9.942753           10.111501               117.7315
   01/01/2005                                   10.111501           10.418004            61,880.6893
=============                                   =========           =========            ===========
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                   10.242545           10.606431           309,111.5416
   01/01/2005                                   10.606431           11.413760           486,095.3975
=============                                   =========           =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                   10.012704           10.231750               117.7771
   01/01/2005                                   10.231750           10.676378             6,298.5951
=============                                   =========           =========           ============

CLASS VA




                                 1.50% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.707674            11.594771           10,840.2955
  01/01/2004         to       12/31/2004           11.594771            12.156391           21,632.0368
  01/01/2005         to       12/31/2005           12.156391            12.965826           33,055.7222
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998767            11.963775           11,644.9479
  01/01/2005         to       12/31/2005           11.963775            13.263723           12,959.4066
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.751972            11.747643           25,858.3299
  01/01/2004         to       12/31/2004           11.747643            13.947450           37,474.6367
  01/01/2005         to       12/31/2005           13.947450            15.696557           35,413.8461
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            5.505944             6.708323           30,348.2710
  01/01/2004         to       12/31/2004            6.708323             7.165960           29,471.3091
  01/01/2005         to       12/31/2005            7.165960             8.017990           22,740.5610
============        ====      ==========           =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003            9.728989            12.018475           15,026.1903
  01/01/2004         to       12/31/2004           12.018475            13.544176           13,507.6436
  01/01/2005         to       12/31/2005           13.544176            14.418376            8,779.1969
============        ====      ==========           =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.247064            10.623775                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003         to       12/31/2003           14.697264            16.093112           21,805.3087
  01/01/2004         to       12/31/2004           16.093112            17.147561           40,812.3562
  01/01/2005         to       12/31/2005           17.147561            17.145239           37,732.3419
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003         to       12/31/2003           34.555426            43.056580           12,740.1296
  01/01/2004         to       12/31/2004           43.056580            47.778007           29,453.9375
  01/01/2005         to       12/31/2005           47.778007            48.665131           28,908.0559
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            7.334391             9.484912           11,484.2248
  01/01/2004         to       12/31/2004            9.484912            11.170897           54,572.7273
  01/01/2005         to       12/31/2005           11.170897            12.812338           67,268.4416
============        ====      ==========           =========            =========           ===========

                                 1.50% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.096666            10.018792              571.1111
  01/01/2004         to       12/31/2004           10.018792             9.932521           15,318.0847
  01/01/2005         to       04/30/2005            9.932521             9.942272                0.0000
============        ====      ==========           =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998767            12.825046           11,562.3091
  01/01/2005         to       12/31/2005           12.825046            14.313282           21,525.3414
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.545686             7.959003           51,348.6866
  01/01/2004         to       12/31/2004            7.959003             8.342276           74,624.4012
  01/01/2005         to       12/31/2005            8.342276             8.605857           39,096.0983
============        ====      ==========           =========            =========           ===========
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.428951           28,258.9334
  01/01/2004         to       12/31/2004           10.428951            11.199010           49,633.1659
  01/01/2005         to       12/31/2005           11.199010            11.185776           23,519.4849
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003         to       12/31/2003           11.613154            11.671860           21,986.6670
  01/01/2004         to       12/31/2004           11.671860            12.070302           87,552.2124
  01/01/2005         to       12/31/2005           12.070302            12.158353          114,186.7827
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.425734             7.717350                0.0000
  01/01/2004         to       11/19/2004            7.717350             7.920970            9,263.1671
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003         to       12/31/2003            3.305316             4.596762            2,155.4253
  01/01/2004         to       12/31/2004            4.596762             4.332878           18,070.4928
  01/01/2005         to       12/31/2005            4.332878             4.738761           15,554.1178
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            4.758231             6.120250           44,865.8520
  01/01/2004         to       12/31/2004            6.120250             7.103474           79,218.4620
  01/01/2005         to       12/31/2005            7.103474             8.021608          114,262.3376
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.471513            11.473181           27,108.3470
  01/01/2004         to       12/31/2004           11.473181            14.297607           31,941.6447
  01/01/2005         to       12/31/2005           14.297607            16.265528           37,566.1721
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998767            11.107592            8,776.8672
  01/01/2005         to       12/31/2005           11.107592            12.185496            6,503.0763
============        ====      ==========           =========            =========          ============

                               1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                     9.998767            10.468869
=============                                                                     ========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.942177            10.040284
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     8.556367            10.767472
   01/01/2004                                                                    10.767472            11.894586
   01/01/2005                                                                    11.894586            12.905737
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    10.939577            13.970674
   01/01/2004                                                                    13.970674            15.090555
   01/01/2005                                                                    15.090555            16.309697
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.069248             9.748996
   01/01/2004                                                                     9.748996            10.461794
   01/01/2005                                                                    10.461794            11.701673
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.627802            10.446114
   01/01/2004                                                                    10.446114            11.347920
   01/01/2005                                                                    11.347920            11.668631
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.637653            15.611281
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.301967            10.689858
   01/01/2005                                                                    10.689858            11.624285
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.102117            10.393805
   01/01/2005                                                                    10.393805            10.968727
=============                                                                    =========            =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.942236            10.109895
   01/01/2005                                                                    10.109895            10.405971
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
   05/01/2005                                                                   35,323.4884
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  102,307.6252
=============                                                                  ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                   40,670.4614
   01/01/2004                                                                  115,879.1229
   01/01/2005                                                                  144,187.8083
=============                                                                  ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   24,466.5463
   01/01/2004                                                                   23,301.1451
   01/01/2005                                                                   18,629.3354
=============                                                                  ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                   25,958.3828
   01/01/2004                                                                   61,889.0047
   01/01/2005                                                                   79,296.7275
=============                                                                  ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    3,138.5706
   01/01/2004                                                                    4,252.5802
   01/01/2005                                                                   21,149.2952
=============                                                                  ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                        0.0000
=============                                                                  ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                   12,939.0286
   01/01/2005                                                                   12,876.4908
=============                                                                  ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                      677.1532
   01/01/2005                                                                  174,221.1428
=============                                                                  ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                        0.0000
   01/01/2005                                                                    5,375.5470
=============                                                                  ============

              1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.242012            10.604748           202,260.5991
   01/01/2005                                 10.604748            11.400582           317,567.5823
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.012183            10.230125            22,204.5689
   01/01/2005                                 10.230125            10.664048           157,312.2669
=============                                 =========            =========           ============

CLASS VA




                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.848284              909.5980
  01/01/2002         to       12/31/2002           11.848284             8.457339            2,153.6888
  01/01/2003         to       12/31/2003            8.457339            11.563798           30,658.2009
  01/01/2004         to       12/31/2004           11.563798            12.117839           42,007.6251
  01/01/2005         to       12/31/2005           12.117839            12.918267           61,414.7952
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998726            11.959762           11,590.4299
  01/01/2005         to       12/31/2005           11.959762            13.252669           13,924.6298
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.931888            1,413.5343
  01/01/2002         to       12/31/2002           10.931888             8.816298            2,550.0289
  01/01/2003         to       12/31/2003            8.816298            11.716282           34,790.3890
  01/01/2004         to       12/31/2004           11.716282            13.903248           48,396.4104
  01/01/2005         to       12/31/2005           13.903248            15.639015           42,298.8474
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.791070             7.299489               12.8346
  01/01/2002         to       12/31/2002            7.299489             5.186539              978.4342
  01/01/2003         to       12/31/2003            5.186539             6.684840           52,476.7859
  01/01/2004         to       12/31/2004            6.684840             7.137295          173,462.3050
  01/01/2005         to       12/31/2005            7.137295             7.981937          127,673.5973
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.987487               10.0000
  01/01/2002         to       12/31/2002           10.987487             9.648180            1,129.6438
  01/01/2003         to       12/31/2003            9.648180            11.986389           29,538.3815
  01/01/2004         to       12/31/2004           11.986389            13.501246           23,980.0492
  01/01/2005         to       12/31/2005           13.501246            14.365513           16,424.3213
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246967            10.622902                0.0000
============        ====      ==========           =========            =========          ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/02/2001         to       12/31/2001           13.959643            13.962133            8,168.4712
  01/01/2002         to       12/31/2002           13.962133            13.668578           16,133.3381
  01/01/2003         to       12/31/2003           13.668578            16.036858          113,250.8997
  01/01/2004         to       12/31/2004           16.036858            17.079057          101,893.0522
  01/01/2005         to       12/31/2005           17.079057            17.068231           74,375.2510
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/02/2001         to       12/31/2001           39.910653            41.344503           17,245.9811
  01/01/2002         to       12/31/2002           41.344503            33.332049           26,942.6715
  01/01/2003         to       12/31/2003           33.332049            42.905952           71,691.6496
  01/01/2004         to       12/31/2004           42.905952            47.587002           68,471.3810
  01/01/2005         to       12/31/2005           47.587002            48.446417           58,121.9750
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.739813             8.371336            1,930.9534
  01/01/2002         to       12/31/2002            8.371336             7.269814            5,925.7458
  01/01/2003         to       12/31/2003            7.269814             9.451731           47,789.4642
  01/01/2004         to       12/31/2004            9.451731            11.126240           96,389.9982
  01/01/2005         to       12/31/2005           11.126240            12.759052           97,625.0930
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.041941            10.142360                9.9589
  01/01/2002         to       12/31/2002           10.142360            10.095827           15,478.5104
  01/01/2003         to       12/31/2003           10.095827             9.983712           11,961.9825
  01/01/2004         to       12/31/2004            9.983712             9.892782           78,810.9568
  01/01/2005         to       04/30/2005            9.892782             9.900879                0.0000
============        ====      ==========           =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998726            12.820747           14,575.0170
  01/01/2005         to       12/31/2005           12.820747            14.301354           72,766.7275
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.580057             8.456989              747.6498
  01/01/2002         to       12/31/2002            8.456989             6.267067            3,760.1029
  01/01/2003         to       12/31/2003            6.267067             7.931148          137,415.9651
  01/01/2004         to       12/31/2004            7.931148             8.308913          180,996.2874
  01/01/2005         to       12/31/2005            8.308913             8.567167           95,134.7548
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.425465           98,928.4175
  01/01/2004         to       12/31/2004           10.425465            11.189656           94,462.0468
  01/01/2005         to       12/31/2005           11.189656            11.170860           34,180.6371
============        ====      ==========           =========            =========          ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.075368            10.523893                9.9247
  01/01/2002         to       12/31/2002           10.523893            11.325063           33,722.1519
  01/01/2003         to       12/31/2003           11.325063            11.631034          169,552.5005
  01/01/2004         to       12/31/2004           11.631034            12.022053          252,587.0740
  01/01/2005         to       12/31/2005           12.022053            12.103714          193,743.2413
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.189391             8.056476            2,422.7418
  01/01/2002         to       12/31/2002            8.056476             6.281590            2,052.6998
  01/01/2003         to       12/31/2003            6.281590             7.690349           40,506.3741
  01/01/2004         to       11/19/2004            7.690349             7.889764           34,306.7900
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/02/2001         to       12/31/2001            6.761984             6.086250            1,543.0729
  01/01/2002         to       12/31/2002            6.086250             2.952425            3,013.1738
  01/01/2003         to       12/31/2003            2.952425             4.580635            8,489.8096
  01/01/2004         to       12/31/2004            4.580635             4.315511           38,923.1722
  01/01/2005         to       12/31/2005            4.315511             4.717416            8,699.0671
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.615300             8.226988            1,613.9483
  01/01/2002         to       12/31/2002            8.226988             4.533110            3,621.6049
  01/01/2003         to       12/31/2003            4.533110             6.098811          109,954.3551
  01/01/2004         to       12/31/2004            6.098811             7.075043          134,925.7963
  01/01/2005         to       12/31/2005            7.075043             7.985522           98,230.0301
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.224231            2,171.0641
  01/01/2003         to       12/31/2003            8.224231            11.452136           57,718.7330
  01/01/2004         to       12/31/2004           11.452136            14.264232           65,032.8854
  01/01/2005         to       12/31/2005           14.264232            16.219476           57,881.4369
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998726            11.103863            7,885.1847
  01/01/2005         to       12/31/2005           11.103863            12.175337            4,055.7038
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998726            10.465357           16,798.6109
============        ====      ==========           =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005            9.900743             9.995128           71,699.1752
============        ====      ==========           =========            =========          ============

                                  1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                              NUMBER OF
                                                  ACCUMULATION         ACCUMULATION          ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT             UNITS
                                                  BEGINNING OF            END OF            OUTSTANDING AT
                                                     PERIOD               PERIOD            END OF PERIOD
                                                ---------------      ---------------      -----------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  04/02/2001         to       12/31/2001           10.197092            10.144691              1,905.9408
  01/01/2002         to       12/31/2002           10.144691             8.335400             11,033.7659
  01/01/2003         to       12/31/2003            8.335400            10.729806            116,702.4230
  01/01/2004         to       12/31/2004           10.729806            11.847038            186,284.9180
  01/01/2005         to       12/31/2005           11.847038            12.847742            166,649.5060
============        ====      ==========           =========            =========            ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.163981            11.933782                  9.8382
  01/01/2002         to       12/31/2002           11.933782            10.684902              1,143.4311
  01/01/2003         to       12/31/2003           10.684902            13.921813             57,584.1479
  01/01/2004         to       12/31/2004           13.921813            15.030239             64,114.2578
  01/01/2005         to       12/31/2005           15.030239            16.236413             42,326.8360
============        ====      ==========           =========            =========            ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             7.620419              1,242.4475
  01/01/2003         to       12/31/2003            7.620419             9.731099             52,642.2887
  01/01/2004         to       12/31/2004            9.731099            10.437354             40,232.5087
  01/01/2005         to       12/31/2005           10.437354            11.668521             28,707.3898
============        ====      ==========           =========            =========            ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  10/09/2001         to       12/31/2001           10.000000            10.846117                 10.0000
  01/01/2002         to       12/31/2002           10.846117             8.274548              3,970.4340
  01/01/2003         to       12/31/2003            8.274548            10.418203             14,077.6155
  01/01/2004         to       12/31/2004           10.418203            11.311929             20,574.9138
  01/01/2005         to       12/31/2005           11.311929            11.627388             31,256.8457
============        ====      ==========           =========            =========            ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005           15.555699            15.524317                676.1869
============        ====      ==========           =========            =========            ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.301699            10.689009             18,696.6870
  01/01/2005         to       12/31/2005           10.689009            11.617570             29,855.4040
============        ====      ==========           =========            =========            ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.101854            10.392980            569,410.0028
  01/01/2005         to       12/31/2005           10.392980            10.962390          1,013,136.1005
============        ====      ==========           =========            =========          ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004            9.941977            10.109092             34,283.6212
  01/01/2005         to       12/31/2005           10.109092            10.399957              1,986.4384
============        ====      ==========           =========            =========          ==============

              1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.241746            10.603907           366,906.6170
   01/01/2005                                 10.603907            11.393996           756,690.6713
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.011923            10.229313           198,684.2784
   01/01/2005                                 10.229313            10.657886           455,262.2900
=============                                 =========            =========           ============

CLASS VA




                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.845599            2,835.0103
  01/01/2002         to       12/31/2002           11.845599             8.446962           65,638.5673
  01/01/2003         to       12/31/2003            8.446962            11.538078           93,380.7073
  01/01/2004         to       12/31/2004           11.538078            12.078766           91,747.8813
  01/01/2005         to       12/31/2005           12.078766            12.863783          135,909.9894
============        ====      ==========           =========            =========          ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998644            11.951741           15,360.9655
  01/01/2005         to       12/31/2005           11.951741            13.230588           14,272.7506
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.929396               10.0000
  01/01/2002         to       12/31/2002           10.929396             8.805453           26,633.5374
  01/01/2003         to       12/31/2003            8.805453            11.690181           85,278.7713
  01/01/2004         to       12/31/2004           11.690181            13.858377           72,072.3770
  01/01/2005         to       12/31/2005           13.858377            15.573010           55,607.4131
============        ====      ==========           =========            =========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.790814             7.293775               12.8346
  01/01/2002         to       12/31/2002            7.293775             5.177286           59,372.4730
  01/01/2003         to       12/31/2003            5.177286             6.666256          172,253.3350
  01/01/2004         to       12/31/2004            6.666256             7.110320          300,987.3396
  01/01/2005         to       12/31/2005            7.110320             7.943847          256,757.4246
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.984994            3,065.3189
  01/01/2002         to       12/31/2002           10.984994             9.636340           45,322.3834
  01/01/2003         to       12/31/2003            9.636340            11.959724           80,687.0899
  01/01/2004         to       12/31/2004           11.959724            13.457712           61,132.6092
  01/01/2005         to       12/31/2005           13.457712            14.304925           51,965.3474
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246771            10.621157                0.0000
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/02/2001         to       12/31/2001           13.959185            13.951241            8,553.7396
  01/01/2002         to       12/31/2002           13.951241            13.644245          103,615.7632
  01/01/2003         to       12/31/2003           13.644245            15.992320          186,800.7013
  01/01/2004         to       12/31/2004           15.992320            17.014558          118,553.3450
  01/01/2005         to       12/31/2005           17.014558            16.986823          139,493.6525
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/02/2001         to       12/31/2001           39.909345            41.312239           15,514.9738
  01/01/2002         to       12/31/2002           41.312239            33.272684          100,186.4942
  01/01/2003         to       12/31/2003           33.272684            42.786777          132,230.3034
  01/01/2004         to       12/31/2004           42.786777            47.407274          124,235.7989
  01/01/2005         to       12/31/2005           47.407274            48.215337          113,963.9762
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.739526             8.364799            5,535.7263
  01/01/2002         to       12/31/2002            8.364799             7.256874           48,101.6017
  01/01/2003         to       12/31/2003            7.256874             9.425479           63,712.7516
  01/01/2004         to       12/31/2004            9.425479            11.084222          115,450.5339
  01/01/2005         to       12/31/2005           11.084222            12.698204          149,576.1978
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.041611            10.134443           36,451.6327
  01/01/2002         to       12/31/2002           10.134443            10.077868          333,927.2498
  01/01/2003         to       12/31/2003           10.077868             9.955999          380,669.4091
  01/01/2004         to       12/31/2004            9.955999             9.855432          350,199.1193
  01/01/2005         to       04/30/2005            9.855432             9.860283                0.0000
============        ====      ==========           =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998644            12.812153           16,476.7302
  01/01/2005         to       12/31/2005           12.812153            14.277527           57,701.0409
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.579774             8.450379           11,907.4557
  01/01/2002         to       12/31/2002            8.450379             6.255898          128,705.6953
  01/01/2003         to       12/31/2003            6.255898             7.909106          253,268.7978
  01/01/2004         to       12/31/2004            7.909106             8.277517          243,537.9258
  01/01/2005         to       12/31/2005            8.277517             8.526290          199,821.6503
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.418489          100,489.7103
  01/01/2004         to       12/31/2004           10.418489            11.170963           81,435.6673
  01/01/2005         to       12/31/2005           11.170963            11.141080          253,928.7270
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.075038            10.515687            2,014.3428
  01/01/2002         to       12/31/2002           10.515687            11.304919          196,889.3786
  01/01/2003         to       12/31/2003           11.304919            11.598744          302,919.6275
  01/01/2004         to       12/31/2004           11.598744            11.976661          340,152.8475
  01/01/2005         to       12/31/2005           11.976661            12.045993          310,961.1468
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.189120             8.050186            8,599.3444
  01/01/2002         to       12/31/2002            8.050186             6.270402           26,921.1592
  01/01/2003         to       12/31/2003            6.270402             7.668982           42,219.9623
  01/01/2004         to       11/19/2004            7.668982             7.860884           32,075.7675
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/02/2001         to       12/31/2001            6.761758             6.081488            7,383.9799
  01/01/2002         to       12/31/2002            6.081488             2.947164           61,040.8579
  01/01/2003         to       12/31/2003            2.947164             4.567923           48,555.5267
  01/01/2004         to       12/31/2004            4.567923             4.299219           62,837.2238
  01/01/2005         to       12/31/2005            4.299219             4.694924           44,088.2485
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.615046             8.220557            1,372.2868
  01/01/2002         to       12/31/2002            8.220557             4.525032           77,425.7419
  01/01/2003         to       12/31/2003            4.525032             6.081870          187,981.8823
  01/01/2004         to       12/31/2004            6.081870             7.048322          175,594.4137
  01/01/2005         to       12/31/2005            7.048322             7.947436          175,300.7845
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.218733           25,041.8488
  01/01/2003         to       12/31/2003            8.218733            11.433062          106,569.2001
  01/01/2004         to       12/31/2004           11.433062            14.226210           80,241.8424
  01/01/2005         to       12/31/2005           14.226210            16.160130           67,279.3684
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998644            11.096411           12,636.2609
  01/01/2005         to       12/31/2005           11.096411            12.155042            8,976.5506
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998644            10.458340           23,167.9952
============        ====      ==========           =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005            9.860067             9.947469          292,790.8318
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  04/02/2001         to       12/31/2001           10.196756            10.136771            9,127.4963
  01/01/2002         to       12/31/2002           10.136771             8.320551          108,702.5335
  01/01/2003         to       12/31/2003            8.320551            10.699997          186,166.8661
  01/01/2004         to       12/31/2004           10.699997            11.802287          212,709.5808
  01/01/2005         to       12/31/2005           11.802287            12.786459          232,576.1332
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.163646            11.924478            6,344.1728
  01/01/2002         to       12/31/2002           11.924478            10.665887           91,701.7540
  01/01/2003         to       12/31/2003           10.665887            13.883167          162,599.7754
  01/01/2004         to       12/31/2004           13.883167            14.973492          115,842.4694
  01/01/2005         to       12/31/2005           14.973492            16.158995           94,592.6075
============        ====      ==========           =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             7.615315           59,345.4543
  01/01/2003         to       12/31/2003            7.615315             9.714878          102,835.1346
  01/01/2004         to       12/31/2004            9.714878            10.409513           98,379.0737
  01/01/2005         to       12/31/2005           10.409513            11.625804           95,428.7817
============        ====      ==========           =========            =========          ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  10/09/2001         to       12/31/2001           10.000000            10.843650           10,267.1808
  01/01/2002         to       12/31/2002           10.843650             8.264381          113,552.3597
  01/01/2003         to       12/31/2003            8.264381            10.395014          164,231.4982
  01/01/2004         to       12/31/2004           10.395014            11.275442          163,000.8996
  01/01/2005         to       12/31/2005           11.275442            11.578333          162,326.7547
============        ====      ==========           =========            =========          ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005           15.393136            15.351902                0.0000
============        ====      ==========           =========            =========          ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.301164            10.687313           57,912.3045
  01/01/2005         to       12/31/2005           10.687313            11.604154           61,499.2680
============        ====      ==========           =========            =========          ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.101328            10.391330          159,916.2770
  01/01/2005         to       12/31/2005           10.391330            10.949726          292,805.2410
============        ====      ==========           =========            =========          ============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004            9.941459            10.107486           88,393.5364
  01/01/2005         to       12/31/2005           10.107486            10.387940           84,576.2746
============        ====      ==========           =========            =========          ============

              1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.241214            10.602224           347,420.7304
   01/01/2005                                 10.602224            11.380836           477,008.0447
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.011402            10.227688            20,168.0535
   01/01/2005                                 10.227688            10.645573            59,627.4913
=============                                 =========            =========           ============

CLASS VA




                                 1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.707674            11.575448           26,985.6161
  01/01/2004         to       12/31/2004           11.575448            12.105739           41,527.9117
  01/01/2005         to       12/31/2005           12.105739            12.879664           29,240.2054
============        ====      ==========           =========            =========           ===========
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998562            11.943726           18,650.7436
  01/01/2005         to       12/31/2005           11.943726            13.208544           16,005.2526
============        ====      ==========           =========            =========           ===========
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.751972            11.728055           45,620.7072
  01/01/2004         to       12/31/2004           11.728055            13.889348           63,129.7125
  01/01/2005         to       12/31/2005           13.889348            15.592262           57,641.4470
============        ====      ==========           =========            =========           ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            5.505944             6.697139           67,857.3546
  01/01/2004         to       12/31/2004            6.697139             7.136100           59,712.4230
  01/01/2005         to       12/31/2005            7.136100             7.964706           38,823.2133
============        ====      ==========           =========            =========           ===========
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003            9.728989            11.998433           22,691.7743
  01/01/2004         to       12/31/2004           11.998433            13.487739           16,342.4105
  01/01/2005         to       12/31/2005           13.487739            14.322557           19,408.1108
============        ====      ==========           =========            =========           ===========
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246575            10.619411                0.0000
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  05/01/2003         to       12/31/2003           14.697264            16.066264           58,092.8529
  01/01/2004         to       12/31/2004           16.066264            17.076098           57,230.5550
  01/01/2005         to       12/31/2005           17.076098            17.031269           46,480.7488
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  05/01/2003         to       12/31/2003           34.555426            42.984805           29,740.7176
  01/01/2004         to       12/31/2004           42.984805            47.578964           26,102.7311
  01/01/2005         to       12/31/2005           47.578964            48.341721           22,580.2984
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  05/01/2003         to       12/31/2003            7.334391             9.469098           22,405.8443
  01/01/2004         to       12/31/2004            9.469098            11.124362           38,709.6149
  01/01/2005         to       12/31/2005           11.124362            12.727210           37,053.7441
============        ====      ==========           =========            =========           ===========

                                 1.75% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.096666            10.002057           14,365.8447
  01/01/2004         to       12/31/2004           10.002057             9.891100           21,998.9819
  01/01/2005         to       04/30/2005            9.891100             9.892743           25,101.7337
============        ====      ==========           =========            =========           ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998562            12.803566           12,941.4109
  01/01/2005         to       12/31/2005           12.803566            14.253740           16,551.1876
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.545686             7.945738          115,033.4478
  01/01/2004         to       12/31/2004            7.945738             8.307522          109,801.5293
  01/01/2005         to       12/31/2005            8.307522             8.548668           86,238.4135
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.411529          113,742.7452
  01/01/2004         to       12/31/2004           10.411529            11.152314          124,147.8181
  01/01/2005         to       12/31/2005           11.152314            11.111391          113,051.1628
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT
  05/01/2003         to       12/31/2003           11.613154            11.652364           55,236.2252
  01/01/2004         to       12/31/2004           11.652364            12.019969           80,805.2582
  01/01/2005         to       12/31/2005           12.019969            12.077499           82,136.0118
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            6.425734             7.704481           14,365.3006
  01/01/2004         to       11/19/2004            7.704481             7.890285           11,195.8569
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  05/01/2003         to       12/31/2003            3.305316             4.589108            6,254.8622
  01/01/2004         to       12/31/2004            4.589108             4.314826           18,948.8269
  01/01/2005         to       12/31/2005            4.314826             4.707273           13,647.3265
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  05/01/2003         to       12/31/2003            4.758231             6.110051           66,353.8268
  01/01/2004         to       12/31/2004            6.110051             7.073886           48,651.4879
  01/01/2005         to       12/31/2005            7.073886             7.968314           59,712.2999
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2003         to       12/31/2003            8.471513            11.454065           45,058.7926
  01/01/2004         to       12/31/2004           11.454065            14.238069           51,426.2084
  01/01/2005         to       12/31/2005           14.238069            16.157491           43,176.1362
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998562            11.088963           13,932.5975
  01/01/2005         to       12/31/2005           11.088963            12.134782            9,920.6166
============        ====      ==========           =========            =========          ============

                               1.75% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK PORTFOLIO SUB-ACCOUNT
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 VAN KAMPEN COMSTOCK PORTFOLIO SUB-ACCOUNT
   05/01/2005                                                                     9.998562            10.451325
=============                                                                     ========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.892445             9.973519
=============                                                                     ========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     8.556367            10.749521
   01/01/2004                                                                    10.749521            11.845032
   01/01/2005                                                                    11.845032            12.819984
=============                                                                    =========            =========
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                    10.939577            13.947388
   01/01/2004                                                                    13.947388            15.027679
   01/01/2005                                                                    15.027679            16.201314
=============                                                                    =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.069248             9.732750
   01/01/2004                                                                     9.732750            10.418212
   01/01/2005                                                                    10.418212            11.623927
=============                                                                    =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     8.627802            10.428700
   01/01/2004                                                                    10.428700            11.300646
   01/01/2005                                                                    11.300646            11.591091
=============                                                                    =========            =========
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                    15.232212            15.181339
=============                                                                    =========            =========
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.300629            10.685617
   01/01/2005                                                                    10.685617            11.590752
=============                                                                    =========            =========
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    10.100803            10.389680
   01/01/2005                                                                    10.389680            10.937077
=============                                                                    =========            =========
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     9.940942            10.105881
   01/01/2005                                                                    10.105881            10.375938
=============                                                                    =========            =========



                                                                                  NUMBER OF
                                                                                 ACCUMULATION
                                                                                    UNITS
                                                                                OUTSTANDING AT
                                                                                END OF PERIOD
                                                                              -----------------
 VAN KAMPEN COMSTOCK PORTFOLIO SUB-ACCOUNT
   05/01/2005                                                                      8,946.8357
=============                                                                      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     36,635.6863
=============                                                                     ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2003                                                                     64,464.3053
   01/01/2004                                                                    139,437.8224
   01/01/2005                                                                    119,911.1899
=============                                                                    ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     51,397.1887
   01/01/2004                                                                     70,987.4773
   01/01/2005                                                                     64,917.4585
=============                                                                    ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                     48,559.2699
   01/01/2004                                                                     59,292.1117
   01/01/2005                                                                     56,568.9550
=============                                                                    ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2003                                                                      6,324.7603
   01/01/2004                                                                     21,392.5611
   01/01/2005                                                                     25,524.6468
=============                                                                    ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                          0.0000
=============                                                                    ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     27,317.1546
   01/01/2005                                                                     58,549.5860
=============                                                                    ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
   11/22/2004                                                                    466,119.8777
   01/01/2005                                                                  1,111,428.8443
=============                                                                  ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
   11/22/2004                                                                     11,127.4947
   01/01/2005                                                                     42,682.3398
=============                                                                  ==============

              1.75% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.240681            10.600541           308,719.6911
   01/01/2005                                 10.600541            11.367691           709,211.4258
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.010881            10.226064            18,653.2336
   01/01/2005                                 10.226064            10.633274            43,014.4364
=============                                 =========            =========           ============

CLASS VA




                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            11.841568               10.0000
  01/01/2002         to       12/31/2002           11.841568             8.431404            4,953.3586
  01/01/2003         to       12/31/2003            8.431404            11.499598           29,885.4363
  01/01/2004         to       12/31/2004           11.499598            12.020385           65,374.1633
  01/01/2005         to       12/31/2005           12.020385            12.782480          103,726.7545
============        ====      ==========           =========            =========          ============
 GOLDMAN SACHS MID-CAP VALUE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            11.939720           19,927.7659
  01/01/2005         to       12/31/2005           11.939720            13.197536           13,382.7119
============        ====      ==========           =========            =========          ============
 HARRIS OAKMARK INTERNATIONAL SUB-ACCOUNT
  10/09/2001         to       12/31/2001           10.000000            10.925670               10.0000
  01/01/2002         to       12/31/2002           10.925670             8.789245            4,671.4013
  01/01/2003         to       12/31/2003            8.789245            11.651185           52,992.1002
  01/01/2004         to       12/31/2004           11.651185            13.791399           81,939.9445
  01/01/2005         to       12/31/2005           13.791399            15.474588           64,552.7642
============        ====      ==========           =========            =========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.790426             7.285235               12.8346
  01/01/2002         to       12/31/2002            7.285235             5.163465            7,488.2380
  01/01/2003         to       12/31/2003            5.163465             6.638491           64,580.0110
  01/01/2004         to       12/31/2004            6.638491             7.070062          261,246.4626
  01/01/2005         to       12/31/2005            7.070062             7.887068          217,160.1813
============        ====      ==========           =========            =========          ============
 LAZARD MID-CAP SUB-ACCOUNT
  (FORMERLY MET/AIM MID CAP CORE EQUITY SUB-ACCOUNT (CLASS B))
  10/09/2001         to       12/31/2001           10.000000            10.981256               10.0000
  01/01/2002         to       12/31/2002           10.981256             9.618604            3,171.5311
  01/01/2003         to       12/31/2003            9.618604            11.919827           37,622.6241
  01/01/2004         to       12/31/2004           11.919827            13.392661           36,713.5887
  01/01/2005         to       12/31/2005           13.392661            14.214507           23,291.8155
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT
  11/07/2005         to       12/31/2005           10.246477            10.618538                0.0000
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT
  04/02/2001         to       12/31/2001           13.958495            13.934910            2,524.6418
  01/01/2002         to       12/31/2002           13.934910            13.607857           15,349.2954
  01/01/2003         to       12/31/2003           13.607857            15.925780          141,489.9297
  01/01/2004         to       12/31/2004           15.925780            16.918301          154,166.9455
  01/01/2005         to       12/31/2005           16.918301            16.865474           96,907.9733
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT
  04/02/2001         to       12/31/2001           39.907383            41.263886            2,262.1461
  01/01/2002         to       12/31/2002           41.263886            33.183838           14,364.5587
  01/01/2003         to       12/31/2003           33.183838            42.608637           60,853.9710
  01/01/2004         to       12/31/2004           42.608637            47.138957           97,968.4229
  01/01/2005         to       12/31/2005           47.138957            47.870784           81,951.4300
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.739093             8.354994              276.6536
  01/01/2002         to       12/31/2002            8.354994             7.237479            9,352.8493
  01/01/2003         to       12/31/2003            7.237479             9.386204           62,367.1300
  01/01/2004         to       12/31/2004            9.386204            11.021453          144,384.7077
  01/01/2005         to       12/31/2005           11.021453            12.607434          167,547.5556
============        ====      ==========           =========            =========          ============
 MONEY MARKET SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.041115            10.122589            1,650.6933
  01/01/2002         to       12/31/2002           10.122589            10.050994           56,592.4217
  01/01/2003         to       12/31/2003           10.050994             9.914562          119,443.0019
  01/01/2004         to       12/31/2004            9.914562             9.799660          113,854.5075
  01/01/2005         to       04/30/2005            9.799660             9.799690                0.0000
============        ====      ==========           =========            =========          ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            12.799274           27,245.8566
  01/01/2005         to       12/31/2005           12.799274            14.241861           61,575.1459
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.579351             8.440489               11.6544
  01/01/2002         to       12/31/2002            8.440489             6.239188           13,524.5637
  01/01/2003         to       12/31/2003            6.239188             7.876171          171,517.6121
  01/01/2004         to       12/31/2004            7.876171             8.230659          357,874.4935
  01/01/2005         to       12/31/2005            8.230659             8.465353          254,687.9887
============        ====      ==========           =========            =========          ============
 PIMCO INFLATION PROTECTED BOND SUB-ACCOUNT
  05/01/2003         to       12/31/2003           10.000000            10.408048          229,837.8347
  01/01/2004         to       12/31/2004           10.408048            11.142998          277,337.1341
  01/01/2005         to       12/31/2005           11.142998            11.096573          197,131.6708
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT
  04/02/2001         to       12/31/2001           10.074541            10.503380              165.7883
  01/01/2002         to       12/31/2002           10.503380            11.274776           40,562.7622
  01/01/2003         to       12/31/2003           11.274776            11.550473          347,214.2650
  01/01/2004         to       12/31/2004           11.550473            11.908891          398,329.9819
  01/01/2005         to       12/31/2005           11.908891            11.959923          314,209.9923
============        ====      ==========           =========            =========          ============
 MET/PUTNAM RESEARCH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            8.188716             8.040755               12.2103
  01/01/2002         to       12/31/2002            8.040755             6.253646            5,022.6894
  01/01/2003         to       12/31/2003            6.253646             7.637036           57,811.6374
  01/01/2004         to       11/19/2004            7.637036             7.817754           63,340.7647
============        ====      ==========           =========            =========          ============
 RCM GLOBAL TECHNOLOGY SUB-ACCOUNT
  04/02/2001         to       12/31/2001            6.761420             6.074341               14.7878
  01/01/2002         to       12/31/2002            6.074341             2.939266            3,405.6802
  01/01/2003         to       12/31/2003            2.939266             4.548861           12,007.6101
  01/01/2004         to       12/31/2004            4.548861             4.274839           35,521.3705
  01/01/2005         to       12/31/2005            4.274839             4.661325           26,737.4729
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT
  04/02/2001         to       12/31/2001            7.614667             8.210931               13.1308
  01/01/2002         to       12/31/2002            8.210931             4.512937            8,644.0856
  01/01/2003         to       12/31/2003            4.512937             6.056532          163,208.2613
  01/01/2004         to       12/31/2004            6.056532             7.008410          210,161.2161
  01/01/2005         to       12/31/2005            7.008410             7.890626          149,829.3541
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT
  05/01/2002         to       12/31/2002           10.000000             8.210477            5,112.1554
  01/01/2003         to       12/31/2003            8.210477            11.404493           64,653.8402
  01/01/2004         to       12/31/2004           11.404493            14.169346           74,639.3149
  01/01/2005         to       12/31/2005           14.169346            16.071495           43,578.6208
============        ====      ==========           =========            =========          ============
 TURNER MID-CAP GROWTH SUB-ACCOUNT
  05/01/2004         to       12/31/2004            9.998521            11.085242           18,620.0919
  01/01/2005         to       12/31/2005           11.085242            12.124664           13,123.5324
============        ====      ==========           =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT
  05/01/2005         to       12/31/2005            9.998521            10.447819            2,255.5610
============        ====      ==========           =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005            9.799354             9.876390           79,544.2847
============        ====      ==========           =========            =========          ============

                                  1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                              NUMBER OF
                                                  ACCUMULATION         ACCUMULATION          ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT             UNITS
                                                  BEGINNING OF            END OF            OUTSTANDING AT
                                                     PERIOD               PERIOD            END OF PERIOD
                                                ---------------      ---------------      -----------------
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
  04/02/2001         to       12/31/2001           10.196255            10.124913                173.3580
  01/01/2002         to       12/31/2002           10.124913             8.298345             10,833.8340
  01/01/2003         to       12/31/2003            8.298345            10.655482            168,382.9138
  01/01/2004         to       12/31/2004           10.655482            11.735525            271,643.7885
  01/01/2005         to       12/31/2005           11.735525            12.695134            277,020.8442
============        ====      ==========           =========            =========            ============
 HARRIS OAKMARK FOCUSED VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.163146            11.910526                  9.8382
  01/01/2002         to       12/31/2002           11.910526            10.637413              6,033.6411
  01/01/2003         to       12/31/2003           10.637413            13.825385             78,578.7303
  01/01/2004         to       12/31/2004           13.825385            14.888758             75,169.8605
  01/01/2005         to       12/31/2005           14.888758            16.043544             45,109.0658
============        ====      ==========           =========            =========            ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             7.607663              7,775.6814
  01/01/2003         to       12/31/2003            7.607663             9.690594            102,806.5882
  01/01/2004         to       12/31/2004            9.690594            10.367887            142,638.4997
  01/01/2005         to       12/31/2005           10.367887            11.562016            102,774.4863
============        ====      ==========           =========            =========            ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  10/09/2001         to       12/31/2001           10.000000            10.839954                 10.0000
  01/01/2002         to       12/31/2002           10.839954             8.249162                184.6805
  01/01/2003         to       12/31/2003            8.249162            10.360344             48,771.7101
  01/01/2004         to       12/31/2004           10.360344            11.220948             60,678.3751
  01/01/2005         to       12/31/2005           11.220948            11.505159             68,951.0156
============        ====      ==========           =========            =========            ============
 WESTERN ASSET MANAGEMENT U.S. GOVERNMENT SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS U.S. GOVERNMENT SUB-ACCOUNT (CLASS B))
  05/01/2005         to       12/31/2005           15.152382            15.096769                  0.0000
============        ====      ==========           =========            =========            ============
 MET INVESTORS SERIES TRUST - METLIFE ASSET ALLOCATION PROGRAM (CLASS B)
 METLIFE AGGRESSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.300361            10.684769             20,723.5113
  01/01/2005         to       12/31/2005           10.684769            11.584057             60,759.5812
============        ====      ==========           =========            =========            ============
 METLIFE BALANCED STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004           10.100540            10.388855            410,680.2058
  01/01/2005         to       12/31/2005           10.388855            10.930758          1,203,844.2004
============        ====      ==========           =========            =========          ==============
 METLIFE DEFENSIVE STRATEGY SUB-ACCOUNT
  11/22/2004         to       12/31/2004            9.940683            10.105078                  0.0000
  01/01/2005         to       12/31/2005           10.105078            10.369941             19,604.2195
============        ====      ==========           =========            =========          ==============

              1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                to       12/31/2004
   01/01/2005                                to       12/31/2005
=============                               ====      ==========



                                                                                         NUMBER OF
                                              ACCUMULATION         ACCUMULATION         ACCUMULATION
                                             UNIT VALUE AT        UNIT VALUE AT            UNITS
                                              BEGINNING OF            END OF           OUTSTANDING AT
                                                 PERIOD               PERIOD           END OF PERIOD
                                            ---------------      ---------------      ---------------
 METLIFE GROWTH STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.240415            10.599700           199,062.3500
   01/01/2005                                 10.599700            11.361125           615,639.8342
=============                                 =========            =========           ============
 METLIFE MODERATE STRATEGY SUB-ACCOUNT
   11/22/2004                                 10.010620            10.225252           123,942.8252
   01/01/2005                                 10.225252            10.627130           568,705.7939
=============                                 =========            =========           ============

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.




CLASS AA




                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  01/01/2001         to       12/31/2001           14.783765            11.183281          293,287.9725
  01/01/2002         to       12/31/2002           11.183281             8.341693          239,036.9951
  01/01/2003         to       12/31/2003            8.341693            10.654094          205,733.6639
  01/01/2004         to       12/31/2004           10.654094            11.201681          181,618.5554
  01/01/2005         to       12/31/2005           11.201681            12.022461           23,869.0305
============        ====      ==========           =========            =========          ============
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002           10.501043             8.332567            2,441.5748
  01/01/2003         to       12/31/2003            8.332567            10.614723           10,232.3784
  01/01/2004         to       12/31/2004           10.614723            11.129593           10,412.5589
  01/01/2005         to       12/31/2005           11.129593            11.916798            7,585.6624
============        ====      ==========           =========            =========          ============
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  01/01/2001         to       12/31/2001           12.671029             9.553604           56,837.5896
  01/01/2002         to       12/31/2002            9.553604             7.944031           42,392.2720
  01/01/2003         to       12/31/2003            7.944031            10.110304           35,156.6462
  01/01/2004         to       12/31/2004           10.110304            12.362600           22,877.5558
  01/01/2005         to       12/31/2005           12.362600            14.376903            1,558.8134
============        ====      ==========           =========            =========          ============
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002            9.707071             7.929173               10.3018
  01/01/2003         to       12/31/2003            7.929173            10.055097            1,815.6959
  01/01/2004         to       12/31/2004           10.055097            12.265257            2,127.4419
  01/01/2005         to       12/31/2005           12.265257            14.236421           19,868.9016
============        ====      ==========           =========            =========          ============
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
  04/26/2001         to       12/31/2001           11.741897            11.141971                8.5165
  01/01/2002         to       12/31/2002           11.141971             9.102437            4,517.9198
  01/01/2003         to       12/31/2003            9.102437            11.671358            7,635.6360
  01/01/2004         to       12/31/2004           11.671358            12.801496           11,349.9041
  01/01/2005         to       12/31/2005           12.801496            13.327240            8,464.8860
============        ====      ==========           =========            =========          ============

                             1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   01/01/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   01/01/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                 6.977784             6.977321
   01/01/2002                                                                 6.977321             6.870187
   01/01/2003                                                                 6.870187            10.364889
   01/01/2004                                                                10.364889            12.746084
   01/01/2005                                                                12.746084            16.016930
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                 9.492602             8.918168
   01/01/2002                                                                 8.918168             7.161705
   01/01/2003                                                                 7.161705             9.337160
   01/01/2004                                                                 9.337160            10.912970
   01/01/2005                                                                10.912970            11.856027
=============                                                                =========            =========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   01/01/2001                                                                11.353358            11.732665
   01/01/2002                                                                11.732665            11.704773
=============                                                                =========            =========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   01/01/2001                                                                 6.512850             4.259904
   01/01/2002                                                                 4.259904             3.441767
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.425372            13.000440
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 7.390419             8.041413
   01/01/2002                                                                 8.041413             5.407779
   01/01/2003                                                                 5.407779             7.115415
   01/01/2004                                                                 7.115415             7.451877
   01/01/2005                                                                 7.451877             6.399259
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.130031
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.168205
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                               14,999.7538
   01/01/2002                                                               62,134.8761
   01/01/2003                                                              133,826.8284
   01/01/2004                                                              145,851.8002
   01/01/2005                                                              130,841.8248
=============                                                              ============
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                6,621.7671
   01/01/2002                                                               21,235.7970
   01/01/2003                                                               73,464.6917
   01/01/2004                                                              132,483.3354
   01/01/2005                                                              132,565.7501
=============                                                              ============
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   01/01/2001                                                                8,563.7600
   01/01/2002                                                                    0.0000
=============                                                              ============
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   01/01/2001                                                               18,659.6201
   01/01/2002                                                                    0.0000
=============                                                              ============
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              183,120.1976
=============                                                              ============
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                               25,817.6793
   01/01/2002                                                              138,347.6570
   01/01/2003                                                              292,044.0114
   01/01/2004                                                              363,922.1053
   01/01/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                4,815.9132
=============                                                              ============
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004            6.604499             7.177933          750,920.9399
  01/01/2005         to       12/31/2005            7.177933             8.039394          582,806.5248
============        ====      ==========            ========             ========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN PREMIER GROWTH SUB-ACCOUNT (CLASS B))
  04/10/2001         to       12/31/2001           13.360301            12.767316           28,918.9821
  01/01/2002         to       12/31/2002           12.767316             8.706807          175,756.0567
  01/01/2003         to       12/31/2003            8.706807            10.592078          425,278.6563
  01/01/2004         to       04/30/2004           10.592078            10.484133          506,256.8632
============        ====      ==========           =========            =========          ============
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.140791            7,969.7273
  01/01/2002         to       12/31/2002           17.140791            12.656819           15,161.5770
  01/01/2003         to       04/24/2003           12.656819            13.147480           16,687.6055
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.512950              613.0395
  01/01/2002         to       12/31/2002           10.512950             8.654755            1,423.4311
  01/01/2003         to       04/25/2003            8.654755             8.409175            1,413.9383
============        ====      ==========           =========            =========          ============
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.402074           15,219.3489
  01/01/2002         to       12/31/2002           13.402074            14.351445           88,634.3373
  01/01/2003         to       12/31/2003           14.351445            14.683714          170,135.5102
  01/01/2004         to       11/19/2004           14.683714            15.066905          193,531.1902
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.718285           21,168.7305
  01/01/2002         to       12/31/2002           15.718285            11.496546           27,735.0663
  01/01/2003         to       12/31/2003           11.496546            15.100620           28,539.6568
  01/01/2004         to       11/19/2004           15.100620            16.257944           27,326.2094
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCONUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001           11.029498            10.343215           24,980.4047
  01/01/2002         to       12/31/2002           10.343215             8.041738           81,648.4761
  01/01/2003         to       12/31/2003            8.041738             9.661587           76,925.0237
  01/01/2004         to       12/31/2004            9.661587            10.586787           62,875.6101
  01/01/2005         to       12/31/2005           10.586787            11.173251           51,422.5728
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           16.252965            17.331204          542,469.9474
  01/01/2005         to       12/31/2005           17.331204            17.400043            1,156.3990
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - HIGH YIELD SUB-ACCOUNT)
  01/01/2001         to       12/31/2001            8.814651             7.395337           16,526.8241
  01/01/2002         to       12/31/2002            7.395337             7.198007           14,849.2817
  01/01/2003         to       12/31/2003            7.198007             8.875049           12,174.2594
  01/01/2004         to       04/30/2004            8.875049             9.011550           12,022.8126
============        ====      ==========            ========             ========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.960333            13.978494           24,768.8353
  01/01/2002         to       12/31/2002           13.978494            13.705136          114,804.8029
  01/01/2003         to       12/31/2003           13.705136            16.103871          199,086.9132
  01/01/2004         to       12/31/2004           16.103871            17.176230          182,155.1125
  01/01/2005         to       12/31/2005           17.176230            17.191034          299,801.3907
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001            9.733531             9.539603            9,121.9420
  01/01/2002         to       12/31/2002            9.539603             9.625843           72,600.2408
  01/01/2003         to       12/31/2003            9.625843            11.172186          172,362.2525
  01/01/2004         to       12/31/2004           11.172186            11.988395          201,203.9201
  01/01/2005         to       04/30/2005           11.988395            11.606763                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
  04/26/2001         to       12/31/2001           10.000000             9.025089               10.0000
  01/01/2002         to       12/31/2002            9.025089             9.193222            1,119.4376
  01/01/2003         to       12/31/2003            9.193222            11.490888            3,473.1600
  01/01/2004         to       12/31/2004           11.490888            12.393944            3,055.1742
  01/01/2005         to       04/30/2005           12.393944            11.919231                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.607266            8,257.3886
  01/01/2002         to       12/31/2002           10.607266             7.412032           13,938.2582
  01/01/2003         to       04/25/2003            7.412032             7.526499           13,940.0943
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           43.409333            48.171871           69,889.3300
  01/01/2005         to       12/31/2005           48.171871            49.250312           62,011.2636
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  01/01/2001         to       12/31/2001           14.096940            12.153563          468,035.6256
  01/01/2002         to       12/31/2002           12.153563             8.357993          372,636.7447
  01/01/2003         to       12/31/2003            8.357993            10.308953          314,408.9589
  01/01/2004         to       04/30/2004           10.308953            10.119601           47,414.5357
============        ====      ==========           =========            =========          ============

                                   1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   01/01/2001                                                                             9.100007             8.223442
   01/01/2002                                                                             8.223442             6.538203
   01/01/2003                                                                             6.538203             8.339884
   01/01/2004                                                                             8.339884             8.419097
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   01/01/2001                                                                             9.683455             8.656980
   01/01/2002                                                                             8.656980             7.568604
   01/01/2003                                                                             7.568604             9.281577
   01/01/2004                                                                             9.281577             9.460724
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            39.912615            41.392944
   01/01/2002                                                                            41.392944            33.421284
   01/01/2003                                                                            33.421284            43.085314
   01/01/2004                                                                            43.085314            47.857828
   01/01/2005                                                                            47.857828            48.795052
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            10.833047             8.340204
   01/01/2003                                                                             8.340204            10.266421
   01/01/2004                                                                            10.266421            10.067069
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                            10.000000             9.976213
   01/01/2002                                                                             9.976213             8.563449
   01/01/2003                                                                             8.563449            10.847816
   01/01/2004                                                                            10.847816            10.875436
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            11.957464            12.232460
   01/01/2002                                                                            12.232460            10.637552
   01/01/2003                                                                            10.637552            13.127728
   01/01/2004                                                                            13.127728            13.339526
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   01/01/2001                                                                          127,069.2016
   01/01/2002                                                                          330,731.8322
   01/01/2003                                                                          453,164.2948
   01/01/2004                                                                          428,351.0678
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   01/01/2001                                                                           34,763.0828
   01/01/2002                                                                           23,091.0828
   01/01/2003                                                                           22,499.5492
   01/01/2004                                                                           22,413.7272
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                           41,612.6312
   01/01/2002                                                                          152,027.0401
   01/01/2003                                                                          236,541.4192
   01/01/2004                                                                          264,416.6649
   01/01/2005                                                                          248,094.6896
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            3,742.6508
   01/01/2003                                                                            5,831.6362
   01/01/2004                                                                            6,765.7521
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                               35.7300
   01/01/2002                                                                            2,563.4782
   01/01/2003                                                                            3,059.6104
   01/01/2004                                                                            3,089.9683
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            9,277.9091
   01/01/2002                                                                           47,401.7028
   01/01/2003                                                                           67,539.8195
   01/01/2004                                                                           71,111.5610
=============                                                                          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT NEW VALUE SUB-ACCOUNT (CLASS IB))
  04/10/2001         to       12/31/2001           12.663647            12.763839                7.8966
  01/01/2002         to       12/31/2002           12.763839            10.622335            1,021.3172
  01/01/2003         to       12/31/2003           10.622335            13.876698            3,968.6762
  01/01/2004         to       04/30/2004           13.876698            13.962049            3,965.5388
============        ====      ==========           =========            =========            ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.819461           14,361.7742
  01/01/2002         to       12/31/2002            8.819461             6.573580           40,449.3863
  01/01/2003         to       12/31/2003            6.573580             8.796747           66,396.3660
  01/01/2004         to       12/31/2004            8.796747             9.753649           73,412.5249
  01/01/2005         to       12/31/2005            9.753649            10.059071           72,430.4295
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           20.447743            23.866772          268,653.3240
  01/01/2005         to       12/31/2005           23.866772            25.484343           27,018.3506
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP VALUE SUB-ACCOUNT)
  01/01/2001         to       12/31/2001           11.172495            12.429283           58,262.7798
  01/01/2002         to       12/31/2002           12.429283            10.709523           67,093.3247
  01/01/2003         to       12/31/2003           10.709523            13.619029           68,911.4090
  01/01/2004         to       04/30/2004           13.619029            14.047055           63,935.9134
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.457790           31,692.2562
  01/01/2002         to       12/31/2002           17.457790            15.565227          115,089.8999
  01/01/2003         to       12/31/2003           15.565227            19.320918          223,290.9694
  01/01/2004         to       12/31/2004           19.320918            23.719979          254,956.9157
  01/01/2005         to       12/31/2005           23.719979            25.273416          252,927.1317
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            9.799014            11.267259          343,629.6866
  01/01/2005         to       12/31/2005           11.267259            12.974461            3,233.4961
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT)
  01/01/2001         to       12/31/2001           10.292299             7.187549            5,918.0448
  01/01/2002         to       12/31/2002            7.187549             5.643647            8,057.5389
  01/01/2003         to       12/31/2003            5.643647             6.929297            8,816.9290
  01/01/2004         to       04/30/2004            6.929297             6.999389            8,816.9290
============        ====      ==========           =========            =========          ============

                                   1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       04/30/2005
=============                                                                         ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   01/01/2001                                                                            12.810216            10.298309
   01/01/2002                                                                            10.298309             8.432185
   01/01/2003                                                                             8.432185            12.039793
   01/01/2004                                                                            12.039793            12.099773
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   01/01/2001                                                                            12.707776             9.740698
   01/01/2002                                                                             9.740698             7.843897
   01/01/2003                                                                             7.843897            10.480095
   01/01/2004                                                                            10.480095            10.233746
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                            10.000000             8.381159
   01/01/2002                                                                             8.381159             7.289280
   01/01/2003                                                                             7.289280             9.491245
   01/01/2004                                                                             9.491245            11.189560
   01/01/2005                                                                            11.189560            12.850864
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                            10.870934             9.723656
   01/01/2002                                                                             9.723656             8.281257
   01/01/2003                                                                             8.281257            10.878096
   01/01/2004                                                                            10.878096            10.787203
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                            14.406299            12.931708
   01/01/2002                                                                            12.931708            10.498595
   01/01/2003                                                                            10.498595            13.306143
   01/01/2004                                                                            13.306143            15.245624
   01/01/2005                                                                            15.245624            14.807213
=============                                                                            =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                             7.574525             6.129472
   01/01/2002                                                                             6.129472             4.918752
   01/01/2003                                                                             4.918752             6.185145
   01/01/2004                                                                             6.185145             6.288503
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   01/01/2001                                                                            7,298.0775
   01/01/2002                                                                            6,861.0765
   01/01/2003                                                                            6,584.6827
   01/01/2004                                                                            6,496.2655
=============                                                                            ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   01/01/2001                                                                           32,627.0808
   01/01/2002                                                                           23,655.0302
   01/01/2003                                                                           22,119.1431
   01/01/2004                                                                           20,465.0182
=============                                                                           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                               10.0000
   01/01/2002                                                                            2,859.3087
   01/01/2003                                                                           28,455.9525
   01/01/2004                                                                          167,940.4514
   01/01/2005                                                                          318,310.6814
=============                                                                          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                                9.1988
   01/01/2002                                                                              364.0018
   01/01/2003                                                                              387.6223
   01/01/2004                                                                              403.4557
=============                                                                          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB))
   04/10/2001                                                                           19,600.9849
   01/01/2002                                                                          108,194.7208
   01/01/2003                                                                          193,809.3100
   01/01/2004                                                                          148,152.0166
   01/01/2005                                                                                0.0000
=============                                                                          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                            9,274.5193
   01/01/2002                                                                           51,808.6960
   01/01/2003                                                                           77,762.4354
   01/01/2004                                                                           71,205.6554
=============                                                                          ============

                                1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                       10.000000            10.154282
   01/01/2002                                                                       10.154282            10.122875
   01/01/2003                                                                       10.122875            10.025490
   01/01/2004                                                                       10.025490             9.949131
   01/01/2005                                                                        9.949131             9.962144
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.486848            14.337160
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                        9.045983            10.192752
   01/01/2002                                                                       10.192752            10.282946
   01/01/2003                                                                       10.282946            14.097215
   01/01/2004                                                                       14.097215            18.804577
   01/01/2005                                                                       18.804577            18.035334
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        7.869183             8.356218
   01/01/2005                                                                        8.356218             8.628835
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.945879             8.832633
   01/01/2002                                                                        8.832633             7.238554
   01/01/2003                                                                        7.238554             8.624669
   01/01/2004                                                                        8.624669             8.667666
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.119154             7.869049
   01/01/2002                                                                        7.869049             5.996300
   01/01/2003                                                                        5.996300             7.291438
   01/01/2004                                                                        7.291438             7.202509
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       11.749005            10.837961
   01/01/2002                                                                       10.837961             8.045246
   01/01/2003                                                                        8.045246             9.866625
   01/01/2004                                                                        9.866625            10.053375
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   02/12/2001                                                                       9,324.1301
   01/01/2002                                                                      38,733.0679
   01/01/2003                                                                      52,925.8278
   01/01/2004                                                                      25,093.5954
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     203,491.7367
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                      12,678.8591
   01/01/2002                                                                      60,097.2323
   01/01/2003                                                                     149,289.0019
   01/01/2004                                                                     164,958.9702
   01/01/2005                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     212,690.9759
   01/01/2005                                                                     175,741.5626
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      11,286.9101
   01/01/2002                                                                      68,262.2095
   01/01/2003                                                                     105,684.0274
   01/01/2004                                                                     100,019.3150
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                       5,468.8114
   01/01/2002                                                                       5,308.0211
   01/01/2003                                                                       5,366.2503
   01/01/2004                                                                       5,173.6147
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       1,033.6583
   01/01/2002                                                                       4,114.5924
   01/01/2003                                                                       4,305.8174
   01/01/2004                                                                       4,296.3745
=============                                                                     ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000            10.536235               10.0000
  01/01/2002         to       12/31/2002           10.536235            11.355362          131,061.1500
  01/01/2003         to       12/31/2003           11.355362            11.679662          378,638.3904
  01/01/2004         to       12/31/2004           11.679662            12.090485          678,350.4424
  01/01/2005         to       12/31/2005           12.090485            12.190831          648,817.1870
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.261437            1,491.7359
  01/01/2002         to       12/31/2002           14.261437            11.082847            8,622.7838
  01/01/2003         to       12/31/2003           11.082847            14.019403            8,466.7547
  01/01/2004         to       12/31/2004           14.019403            16.357674            8,341.0092
  01/01/2005         to       12/31/2005           16.357674            17.709541            8,919.0084
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            6.336384             7.192372          190,056.3996
  01/01/2005         to       12/31/2005            7.192372             8.147300          127,801.5916
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - DYNAMICS SUB-ACCOUNT)
  01/01/2001         to       12/31/2001           10.605154             7.201833           72,627.5238
  01/01/2002         to       12/31/2002            7.201833             4.836232          174,816.0337
  01/01/2003         to       12/31/2003            4.836232             6.572879          220,517.0333
  01/01/2004         to       04/30/2004            6.572879             6.709481          206,667.4498
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.236645               10.0000
  01/01/2002         to       12/31/2002            8.236645             4.545270           41,303.0605
  01/01/2003         to       12/31/2003            4.545270             6.124338          162,737.4758
  01/01/2004         to       12/31/2004            6.124338             7.115346          235,402.0958
  01/01/2005         to       12/31/2005            7.115346             8.043025          219,340.3085
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2005         to       12/31/2005           15.238612            18.076806            4,628.1647
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY SVS DREMAN SMALL CAP VALUE SUB-ACCOUNT (SERIES II))
  01/01/2001         to       12/31/2001            9.117475            10.580230           32,714.4671
  01/01/2002         to       12/31/2002           10.580230             9.248856           29,585.3417
  01/01/2003         to       12/31/2003            9.248856            12.953750           22,481.5248
  01/01/2004         to       12/31/2004           12.953750            16.097777           19,685.4713
  01/01/2005         to       04/30/2005           16.097777            15.119831                0.0000
============        ====      ==========           =========            =========          ============

                               1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       04/30/2004
=============                                                                 ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    11.987410            14.321488
   01/01/2005                                                                    14.321488            16.308935
=============                                                                    =========            =========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    10.000000            11.095691
   01/01/2002                                                                    11.095691            10.244108
   01/01/2003                                                                    10.244108            14.232675
   01/01/2004                                                                    14.232675            14.431880
=============                                                                    =========            =========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     9.998849            10.475896
=============                                                                    =========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                    44.822579            44.856392
   01/01/2005                                                                    44.856392            45.187527
=============                                                                    =========            =========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.962131            10.067108
=============                                                                    =========            =========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    16.111298            18.125728
   01/01/2005                                                                    18.125728            18.573296
=============                                                                    =========            =========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.816345
   01/01/2003                                                                     7.816345            10.593988
   01/01/2004                                                                    10.593988            11.387381
   01/01/2005                                                                    11.387381            11.847505
=============                                                                    =========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.197594            10.156586
   01/01/2002                                                                    10.156586             8.357717
   01/01/2003                                                                     8.357717            10.774657
   01/01/2004                                                                    10.774657            11.914458
   01/01/2005                                                                    11.914458            12.940186
=============                                                                    =========            =========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    10.000000            12.622994
   01/01/2004                                                                    12.622994            14.684894
   01/01/2005                                                                    14.684894            17.028072
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   39,753.1329
   01/01/2005                                                                   30,834.8408
=============                                                                   ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                      325.2869
   01/01/2002                                                                    6,912.0145
   01/01/2003                                                                   13,595.4376
   01/01/2004                                                                   11,417.3681
=============                                                                   ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   42,216.2695
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                      595.2103
   01/01/2005                                                                    6,216.6100
=============                                                                   ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   32,946.5560
=============                                                                   ===========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   10,567.7667
   01/01/2005                                                                    6,799.9352
=============                                                                   ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   37,256.7743
   01/01/2003                                                                   67,804.1630
   01/01/2004                                                                  143,798.9679
   01/01/2005                                                                  106,058.7994
=============                                                                  ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                        9.8062
   01/01/2002                                                                   70,108.0499
   01/01/2003                                                                  275,816.2448
   01/01/2004                                                                  412,235.2164
   01/01/2005                                                                  366,526.5029
=============                                                                  ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   76,983.5074
   01/01/2004                                                                   92,310.7476
   01/01/2005                                                                   68,880.6103
=============                                                                  ============

                              1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       04/30/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========



                                                                               ACCUMULATION         ACCUMULATION
                                                                              UNIT VALUE AT        UNIT VALUE AT
                                                                               BEGINNING OF            END OF
                                                                                  PERIOD               PERIOD
                                                                             ---------------      ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.810810             9.755269
   01/01/2005                                                                    9.755269            10.042441
=============                                                                    ========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.642010            10.479270
   01/01/2005                                                                   10.479270            11.732904
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   10.894299            11.701349
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                    8.158267             7.968599
   01/01/2002                                                                    7.968599             6.085947
   01/01/2003                                                                    6.085947             7.685052
   01/01/2004                                                                    7.685052             8.362426
   01/01/2005                                                                    8.362426             7.978882
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   10.000000             8.286021
   01/01/2003                                                                    8.286021             9.930208
   01/01/2004                                                                    9.930208            10.885772
   01/01/2005                                                                   10.885772            11.475744
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   10.000000            11.829026
   01/01/2004                                                                   11.829026            12.045271
=============                                                                   =========            =========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                   10.665345            10.940184
   01/01/2002                                                                   10.940184            11.671485
   01/01/2003                                                                   11.671485            12.671349
   01/01/2004                                                                   12.671349            12.638233
=============                                                                   =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.166965            12.100728
   01/01/2005                                                                   12.100728            12.688022
=============                                                                   =========            =========



                                                                                NUMBER OF
                                                                               ACCUMULATION
                                                                                  UNITS
                                                                              OUTSTANDING AT
                                                                              END OF PERIOD
                                                                             ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   5,370.4598
   01/01/2005                                                                  48,126.3885
=============                                                                  ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  77,090.3496
   01/01/2005                                                                  66,247.8586
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  23,774.1855
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      12.2575
   01/01/2002                                                                  15,501.0092
   01/01/2003                                                                  19,379.7592
   01/01/2004                                                                  16,979.1464
   01/01/2005                                                                       0.0000
=============                                                                  ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  83,925.6797
   01/01/2003                                                                 301,728.8898
   01/01/2004                                                                 338,013.5218
   01/01/2005                                                                 257,020.7767
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
=============                                                                 ============
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       9.3762
   01/01/2002                                                                   4,825.6619
   01/01/2003                                                                  37,881.0297
   01/01/2004                                                                  40,973.0242
=============                                                                 ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  39,817.9899
   01/01/2005                                                                  76,805.5607
=============                                                                 ============

                                   1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   01/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                            13.158597            11.968714
   01/01/2002                                                                            11.968714             7.806484
   01/01/2003                                                                             7.806484            10.002331
   01/01/2004                                                                            10.002331            10.208412
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            14.011787            12.611329
   01/01/2002                                                                            12.611329             8.668190
   01/01/2003                                                                             8.668190            11.329334
   01/01/2004                                                                            11.329334            11.520218
   01/01/2005                                                                            11.520218            11.985630
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.381520            13.200126
   01/01/2005                                                                            13.200126            14.411949
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            11.207439            12.198150
   01/01/2002                                                                            12.198150             8.578154
   01/01/2003                                                                             8.578154            11.609599
   01/01/2004                                                                            11.609599            11.828180
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            18.657531            19.779469
   01/01/2005                                                                            19.779469            20.004902
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   01/01/2001                                                                             9.864135             9.953420
   01/01/2002                                                                             9.953420             9.698219
   01/01/2003                                                                             9.698219            11.756845
   01/01/2004                                                                            11.756845            12.701643
   01/01/2005                                                                            12.701643            13.042286
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                                7.5996
   01/01/2002                                                                                7.5996
   01/01/2003                                                                            1,447.7041
   01/01/2004                                                                            1,630.3044
=============                                                                            ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                              901.1159
   01/01/2002                                                                            7,103.0965
   01/01/2003                                                                           64,946.8927
   01/01/2004                                                                          150,983.4814
   01/01/2005                                                                          185,254.4080
=============                                                                          ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           50,328.6431
   01/01/2005                                                                           40,819.1417
=============                                                                          ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            6,839.8936
   01/01/2002                                                                           18,000.9624
   01/01/2003                                                                           57,546.8436
   01/01/2004                                                                           59,725.4393
=============                                                                          ============
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                           30,822.2341
   01/01/2005                                                                           32,424.1754
=============                                                                          ============
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   01/01/2001                                                                            1,334.3417
   01/01/2002                                                                            6,570.9692
   01/01/2003                                                                           40,824.6141
   01/01/2004                                                                           40,985.8636
   01/01/2005                                                                           18,276.0097
=============                                                                          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  01/01/2001         to       12/31/2001           10.693186            11.348021           13,280.7832
  01/01/2002         to       12/31/2002           11.348021            11.980090           21,590.6708
  01/01/2003         to       12/31/2003           11.980090            12.091203           33,801.0521
  01/01/2004         to       12/31/2004           12.091203            12.141475           28,711.3645
  01/01/2005         to       12/31/2005           12.141475            12.094474           14,947.5382
============        ====      ==========           =========            =========           ===========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  01/01/2001         to       12/31/2001            9.279000             8.109327              195.3468
  01/01/2002         to       12/31/2002            8.109327             6.379619           10,910.6194
  01/01/2003         to       12/31/2003            6.379619             8.202163           22,964.5220
  01/01/2004         to       12/31/2004            8.202163             8.962166           25,102.1431
  01/01/2005         to       12/31/2005            8.962166             9.146194           21,778.3715
============        ====      ==========           =========            =========           ===========
 PIMCO VIT TOTAL RETURN SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  01/01/2001         to       12/31/2001           10.753921            11.492649           80,941.2461
  01/01/2002         to       12/31/2002           11.492649            12.362084          145,839.9890
  01/01/2003         to       12/31/2003           12.362084            12.806587          134,465.4478
  01/01/2004         to       12/31/2004           12.806587            13.240421          135,541.3823
  01/01/2005         to       12/31/2005           13.240421            13.377174           64,968.0135
============        ====      ==========           =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.222898              934.9937
  01/01/2002         to       12/31/2002           11.222898             8.965451           28,658.6893
  01/01/2003         to       12/31/2003            8.965451            11.261659           31,060.8024
  01/01/2004         to       12/31/2004           11.261659            12.338602           18,078.6611
  01/01/2005         to       12/31/2005           12.338602            12.803698           15,296.3069
============        ====      ==========           =========            =========          ============
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.886743            11.036442                8.4127
  01/01/2002         to       12/31/2002           11.036442             7.552586            1,165.1322
  01/01/2003         to       12/31/2003            7.552586             9.917688            1,573.1893
  01/01/2004         to       12/31/2004            9.917688            11.599128            1,526.8890
  01/01/2005         to       12/31/2005           11.599128            12.827966            1,506.9740
============        ====      ==========           =========            =========          ============
 SCUDDER VARIABLE SERIES II
 DWS GOVERNMENT AND AGENCY SECURITIES VIP SUB-ACCOUNT (SERIES II)
  01/01/2001         to       12/31/2001           11.550173            12.242645           79,054.8914
  01/01/2002         to       12/31/2002           12.242645            13.044457           68,739.8813
  01/01/2003         to       12/31/2003           13.044457            13.153468           51,798.4896
  01/01/2004         to       12/31/2004           13.153468            13.456753           29,476.3368
  01/01/2005         to       12/31/2005           13.456753            13.611711            3,037.6923
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DWS SMALL CAP GROWTH VIP SUB-ACCOUNT (SERIES II)
  01/01/2001         to       12/31/2001           13.645796            9.581495            20,745.5179
  01/01/2002         to       12/31/2002            9.581495            6.286321            22,912.2319
  01/01/2003         to       12/31/2003            6.286321            8.241190            22,237.0336
  01/01/2004         to       12/31/2004            8.241190            9.022074            21,365.6703
  01/01/2005         to       12/31/2005            9.022074            9.526020             2,448.1428
============        ====      ==========           =========            ========            ===========

CLASS AA




                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.170733            2,193.1556
  01/01/2002         to       12/31/2002           11.170733             8.319806            8,582.8946
  01/01/2003         to       12/31/2003            8.319806            10.610223            9,077.3115
  01/01/2004         to       12/31/2004           10.610223            11.138793            4,978.2520
  01/01/2005         to       12/31/2005           11.138793            11.937104            4,962.9851
============        ====      ==========           =========            =========            ==========
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002           10.484032             8.310710                9.5383
  01/01/2003         to       12/31/2003            8.310710            10.571040              646.1556
  01/01/2004         to       12/31/2004           10.571040            11.067135                0.0000
  01/01/2005         to       12/31/2005           11.067135            11.832220                0.0000
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.542879            2,521.5419
  01/01/2002         to       12/31/2002            9.542879             7.923193            2,519.2420
  01/01/2003         to       12/31/2003            7.923193            10.068687            2,505.0229
  01/01/2004         to       12/31/2004           10.068687            12.293226            1,933.1765
  01/01/2005         to       12/31/2005           12.293226            14.274871            2,195.9574
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002            9.691350             7.908380               10.3185
  01/01/2003         to       12/31/2003            7.908380            10.013720            1,195.7480
  01/01/2004         to       12/31/2004           10.013720            12.196445            3,725.0081
  01/01/2005         to       12/31/2005           12.196445            14.135404            8,140.0217
============        ====      ==========           =========            =========            ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
  04/26/2001         to       12/31/2001           11.741897            11.130575                8.5165
  01/01/2002         to       12/31/2002           11.130575             9.079468              764.7344
  01/01/2003         to       12/31/2003            9.079468            11.624489            3,116.9778
  01/01/2004         to       12/31/2004           11.624489            12.730934           10,596.0158
  01/01/2005         to       12/31/2005           12.730934            13.233978           10,510.4318
============        ====      ==========           =========            =========           ===========

                             1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                 6.977784             6.969734
   01/01/2002                                                                 6.969734             6.852423
   01/01/2003                                                                 6.852423            10.322620
   01/01/2004                                                                10.322620            12.675041
   01/01/2005                                                                12.675041            15.903877
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                 9.492602             8.908162
   01/01/2002                                                                 8.908162             7.142932
   01/01/2003                                                                 7.142932             9.298745
   01/01/2004                                                                 9.298745            10.851748
   01/01/2005                                                                10.851748            11.771900
=============                                                                =========            =========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                11.599133            11.719888
   01/01/2002                                                                11.719888            11.686505
=============                                                                =========            =========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                 4.961921             4.255263
   01/01/2002                                                                 4.255263             3.436389
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.364438            12.918267
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 7.390419             8.032660
   01/01/2002                                                                 8.032660             5.393776
   01/01/2003                                                                 5.393776             7.086383
   01/01/2004                                                                 7.086383             7.410317
   01/01/2005                                                                 7.410317             6.360454
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.126243
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.164403
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                2,526.9829
   01/01/2002                                                                9,153.2524
   01/01/2003                                                               17,428.3278
   01/01/2004                                                               23,991.5653
   01/01/2005                                                               22,649.2443
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                   10.5345
   01/01/2002                                                                2,140.4107
   01/01/2003                                                               14,204.3885
   01/01/2004                                                               24,984.2603
   01/01/2005                                                               29,412.9293
=============                                                               ===========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                  441.0815
   01/01/2002                                                                    0.0000
=============                                                               ===========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                2,256.8233
   01/01/2002                                                                    0.0000
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                               61,414.7952
=============                                                               ===========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                6,844.7993
   01/01/2002                                                               29,287.6353
   01/01/2003                                                               66,398.1542
   01/01/2004                                                               75,878.2973
   01/01/2005                                                                2,091.4950
=============                                                               ===========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                               ===========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                               ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004            6.573641             7.137295          173,462.3050
  01/01/2005         to       12/31/2005            7.137295             7.981937          127,673.5973
============        ====      ==========            ========             ========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN PREMIER GROWTH SUB-ACCOUNT (CLASS B))
  04/10/2001         to       12/31/2001           13.360301            12.753411            9,848.6171
  01/01/2002         to       12/31/2002           12.753411             8.684257           35,444.3029
  01/01/2003         to       12/31/2003            8.684257            10.548834           76,011.0638
  01/01/2004         to       04/30/2004           10.548834            10.436185           87,360.2504
============        ====      ==========           =========            =========          ============
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.121564            1,376.6355
  01/01/2002         to       12/31/2002           17.121564            12.623646            2,823.7567
  01/01/2003         to       04/24/2003           12.623646            13.106879            2,819.1219
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.501147              470.9543
  01/01/2002         to       12/31/2002           10.501147             8.632060              470.9543
  01/01/2003         to       04/25/2003            8.632060             8.383197              470.9543
============        ====      ==========           =========            =========          ============
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.387055            4,848.5062
  01/01/2002         to       12/31/2002           13.387055            14.313884           39,967.4057
  01/01/2003         to       12/31/2003           14.313884            14.623334           51,060.5203
  01/01/2004         to       11/19/2004           14.623334            14.985048           59,273.7047
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.700656              559.8207
  01/01/2002         to       12/31/2002           15.700656            11.466409            1,808.7533
  01/01/2003         to       12/31/2003           11.466409            15.038501            2,564.0067
  01/01/2004         to       11/19/2004           15.038501            16.169597            2,469.2074
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001           11.029498            10.331954            4,119.2201
  01/01/2002         to       12/31/2002           10.331954             8.020934           17,894.9599
  01/01/2003         to       12/31/2003            8.020934             9.622170           19,509.9427
  01/01/2004         to       12/31/2004            9.622170            10.527754           16,399.7170
  01/01/2005         to       12/31/2005           10.527754            11.094348           12,282.8529
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           16.058812            17.107155            1,562.3237
  01/01/2005         to       12/31/2005           17.107155            17.149437                0.0000
============        ====      ==========           =========            =========          ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - HIGH YIELD SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.738366             7.387287            3,156.8182
  01/01/2002         to       12/31/2002            7.387287             7.179396            3,301.2151
  01/01/2003         to       12/31/2003            7.179396             8.838844            2,777.2950
  01/01/2004         to       04/30/2004            8.838844             8.970366            2,777.2950
============        ====      ==========            ========             ========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.959643            13.962133            8,168.4712
  01/01/2002         to       12/31/2002           13.962133            13.668578           16,133.3381
  01/01/2003         to       12/31/2003           13.668578            16.036858          113,250.8997
  01/01/2004         to       12/31/2004           16.036858            17.079057          101,893.0522
  01/01/2005         to       12/31/2005           17.079057            17.068231           74,375.2510
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001            9.733531             9.529217            1,686.3184
  01/01/2002         to       12/31/2002            9.529217             9.600956           18,543.5846
  01/01/2003         to       12/31/2003            9.600956            11.126610           48,594.5323
  01/01/2004         to       12/31/2004           11.126610            11.921553           54,135.3382
  01/01/2005         to       04/30/2005           11.921553            11.536404            2,344.9478
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
  04/26/2001         to       12/31/2001           10.000000             9.015854               10.0000
  01/01/2002         to       12/31/2002            9.015854             9.170045               10.0000
  01/01/2003         to       12/31/2003            9.170045            11.444762            1,145.1175
  01/01/2004         to       12/31/2004           11.444762            12.325648            3,923.0582
  01/01/2005         to       04/30/2005           12.325648            11.847753                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.595365                0.0000
  01/01/2002         to       12/31/2002           10.595365             7.392581            2,755.2698
  01/01/2003         to       04/25/2003            7.392581             7.503232            2,752.0619
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           42.480556            47.094351           15,293.1836
  01/01/2005         to       12/31/2005           47.094351            48.076720           12,568.3339
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.139920            5,756.2592
  01/01/2002         to       12/31/2002           12.139920             8.336069            4,507.4375
  01/01/2003         to       12/31/2003            8.336069            10.266527            6,372.4912
  01/01/2004         to       04/30/2004           10.266527            10.072988            6,451.1218
============        ====      ==========           =========            =========          ============

                                   1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                             8.268891             8.214478
   01/01/2002                                                                             8.214478             6.521269
   01/01/2003                                                                             6.521269             8.305836
   01/01/2004                                                                             8.305836             8.380595
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                             8.657172             8.647553
   01/01/2002                                                                             8.647553             7.549018
   01/01/2003                                                                             7.549018             9.243696
   01/01/2004                                                                             9.243696             9.417471
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            39.910653            41.344503
   01/01/2002                                                                            41.344503            33.332049
   01/01/2003                                                                            33.332049            42.905952
   01/01/2004                                                                            42.905952            47.587002
   01/01/2005                                                                            47.587002            48.446417
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            10.815494             8.318328
   01/01/2003                                                                             8.318328            10.224189
   01/01/2004                                                                            10.224189            10.020717
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                            10.000000             9.966212
   01/01/2002                                                                             9.966212             8.542022
   01/01/2003                                                                             8.542022            10.804480
   01/01/2004                                                                            10.804480            10.826653
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            11.957464            12.219247
   01/01/2002                                                                            12.219247            10.610126
   01/01/2003                                                                            10.610126            13.074268
   01/01/2004                                                                            13.074268            13.278657
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                           10,406.4367
   01/01/2002                                                                           52,032.4045
   01/01/2003                                                                           87,483.4081
   01/01/2004                                                                           83,596.2890
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                               11.5511
   01/01/2002                                                                               11.5511
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                           17,245.9811
   01/01/2002                                                                           26,942.6715
   01/01/2003                                                                           71,691.6496
   01/01/2004                                                                           68,471.3810
   01/01/2005                                                                           58,121.9750
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                               80.7748
   01/01/2003                                                                              425.0698
   01/01/2004                                                                              424.5266
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                               10.0000
   01/01/2002                                                                               10.0000
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            3,223.7328
   01/01/2002                                                                            7,856.6885
   01/01/2003                                                                            8,210.9174
   01/01/2004                                                                            8,063.0451
=============                                                                           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT NEW VALUE SUB-ACCOUNT (CLASS IB))
  04/10/2001         to       12/31/2001           12.663647            12.749942                7.8966
  01/01/2002         to       12/31/2002           12.749942            10.594831                7.8966
  01/01/2003         to       12/31/2003           10.594831            13.820051                0.0000
  01/01/2004         to       04/30/2004           13.820051            13.898203                0.0000
============        ====      ==========           =========            =========                ======
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.809572            2,043.6725
  01/01/2002         to       12/31/2002            8.809572             6.556337            5,364.3615
  01/01/2003         to       12/31/2003            6.556337             8.760522            9,045.4348
  01/01/2004         to       12/31/2004            8.760522             9.698886            9,054.9744
  01/01/2005         to       12/31/2005            9.698886             9.987647           11,147.1527
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           20.243136            23.604478           10,048.2268
  01/01/2005         to       12/31/2005           23.604478            25.166617            8,963.2235
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP VALUE SUB-ACCOUNT)
  04/10/2001         to       12/31/2001           11.138556            12.415765            4,248.6333
  01/01/2002         to       12/31/2002           12.415765            10.681818           19,220.5462
  01/01/2003         to       12/31/2003           10.681818            13.563446           17,041.1354
  01/01/2004         to       04/30/2004           13.563446            13.982834           16,362.1415
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.438226            4,641.5827
  01/01/2002         to       12/31/2002           17.438226            15.524450           18,885.4863
  01/01/2003         to       12/31/2003           15.524450            19.241447           34,023.1182
  01/01/2004         to       12/31/2004           19.241447            23.586938           37,285.8459
  01/01/2005         to       12/31/2005           23.586938            25.094115           37,149.8014
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            9.751753            11.201776                0.0000
  01/01/2005         to       12/31/2005           11.201776            12.879788                0.0000
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.495151             7.179717              620.4316
  01/01/2002         to       12/31/2002            7.179717             5.629027              647.6801
  01/01/2003         to       12/31/2003            5.629027             6.900995              628.7958
  01/01/2004         to       04/30/2004            6.900995             6.967368              641.5893
============        ====      ==========           =========            =========           ===========

                            1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====



                                                                                                              ACCUMULATION
                                                                                                             UNIT VALUE AT
                                                                                                              BEGINNING OF
                                                                                                                 PERIOD
                                                                                                            ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           10.955669
   01/01/2002                                                                             12/31/2002           10.287093
   01/01/2003                                                                             12/31/2003            8.410350
   01/01/2004                                                                             04/30/2004           11.990655
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   04/10/2001                                                                             12/31/2001           11.035464
   01/01/2002                                                                             12/31/2002            9.730088
   01/01/2003                                                                             12/31/2003            7.823598
   01/01/2004                                                                             04/30/2004           10.437326
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                             12/31/2001            8.739813
   01/01/2002                                                                             12/31/2002            8.371336
   01/01/2003                                                                             12/31/2003            7.269814
   01/01/2004                                                                             12/31/2004            9.451731
   01/01/2005                                                                             12/31/2005           11.126240
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           10.870934
   01/01/2002                                                                             12/31/2002            9.713052
   01/01/2003                                                                             12/31/2003            8.259805
   01/01/2004                                                                             04/30/2004           10.833672
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           14.406299
   01/01/2002                                                                             12/31/2002           12.917622
   01/01/2003                                                                             12/31/2003           10.471423
   01/01/2004                                                                             12/31/2004           13.251831
   01/01/2005                                                                             04/30/2005           15.160593
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                             12/31/2001            7.574525
   01/01/2002                                                                             12/31/2002            6.122784
   01/01/2003                                                                             12/31/2003            4.905998
   01/01/2004                                                                             04/30/2004            6.159874
=============                                                                             ==========           =========



                                                                                            ACCUMULATION
                                                                                           UNIT VALUE AT
                                                                                               END OF
                                                                                               PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                10.287093
   01/01/2002                                                                                 8.410350
   01/01/2003                                                                                11.990655
   01/01/2004                                                                                12.044454
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   04/10/2001                                                                                 9.730088
   01/01/2002                                                                                 7.823598
   01/01/2003                                                                                10.437326
   01/01/2004                                                                                10.186964
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                 8.371336
   01/01/2002                                                                                 7.269814
   01/01/2003                                                                                 9.451731
   01/01/2004                                                                                11.126240
   01/01/2005                                                                                12.759052
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                 9.713052
   01/01/2002                                                                                 8.259805
   01/01/2003                                                                                10.833672
   01/01/2004                                                                                10.737859
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                12.917622
   01/01/2002                                                                                10.471423
   01/01/2003                                                                                13.251831
   01/01/2004                                                                                15.160593
   01/01/2005                                                                                14.717424
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                 6.122784
   01/01/2002                                                                                 4.905998
   01/01/2003                                                                                 6.159874
   01/01/2004                                                                                 6.259725
=============                                                                                =========



                                                                                             NUMBER OF
                                                                                            ACCUMULATION
                                                                                               UNITS
                                                                                           OUTSTANDING AT
                                                                                           END OF PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                    9.1277
   01/01/2002                                                                                    9.1277
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CALSS A))
   04/10/2001                                                                                    9.0617
   01/01/2002                                                                                    9.0617
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                1,930.9534
   01/01/2002                                                                                5,925.7458
   01/01/2003                                                                               47,789.4642
   01/01/2004                                                                               96,389.9982
   01/01/2005                                                                               97,625.0930
=============                                                                               ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                    9.1988
   01/01/2002                                                                                1,048.4895
   01/01/2003                                                                                2,048.8706
   01/01/2004                                                                                2,063.4432
=============                                                                               ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                4,731.6431
   01/01/2002                                                                               24,645.5431
   01/01/2003                                                                               38,016.8800
   01/01/2004                                                                               31,911.7545
   01/01/2005                                                                                2,237.5785
=============                                                                               ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                3,465.9875
   01/01/2002                                                                                5,840.5607
   01/01/2003                                                                                8,918.0981
   01/01/2004                                                                                7,912.1532
=============                                                                               ===========

                                1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                       10.041941            10.142360
   01/01/2002                                                                       10.142360            10.095827
   01/01/2003                                                                       10.095827             9.983712
   01/01/2004                                                                        9.983712             9.892782
   01/01/2005                                                                        9.892782             9.900879
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.468040            14.301354
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                        9.045834            10.182084
   01/01/2002                                                                       10.182084            10.256787
   01/01/2003                                                                       10.256787            14.040312
   01/01/2004                                                                       14.040312            18.700545
   01/01/2005                                                                       18.700545            17.926779
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        7.832420             8.308913
   01/01/2005                                                                        8.308913             8.567167
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.945879             8.823014
   01/01/2002                                                                        8.823014             7.219814
   01/01/2003                                                                        7.219814             8.589452
   01/01/2004                                                                        8.589452             8.628021
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.119154             7.860477
   01/01/2002                                                                        7.860477             5.980777
   01/01/2003                                                                        5.980777             7.261669
   01/01/2004                                                                        7.261669             7.169569
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       11.749005            10.826156
   01/01/2002                                                                       10.826156             8.024413
   01/01/2003                                                                        8.024413             9.826337
   01/01/2004                                                                        9.826337            10.007392
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                           9.9589
   01/01/2002                                                                      15,478.5104
   01/01/2003                                                                      11,961.9825
   01/01/2004                                                                      78,810.9568
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      72,766.7275
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                       3,445.9808
   01/01/2002                                                                      17,798.4051
   01/01/2003                                                                      29,167.7401
   01/01/2004                                                                      29,868.6639
   01/01/2005                                                                       1,070.7132
=============                                                                      ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     180,996.2874
   01/01/2005                                                                      95,134.7548
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      10,608.6156
   01/01/2002                                                                      16,515.9200
   01/01/2003                                                                      20,644.4565
   01/01/2004                                                                      19,704.3768
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                          12.3166
   01/01/2002                                                                          12.3166
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                           8.5114
   01/01/2002                                                                           8.5114
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.075368            10.523893                9.9247
  01/01/2002         to       12/31/2002           10.523893            11.325063           33,722.1519
  01/01/2003         to       12/31/2003           11.325063            11.631034          169,552.5005
  01/01/2004         to       12/31/2004           11.631034            12.022053          252,587.0740
  01/01/2005         to       12/31/2005           12.022053            12.103714          193,743.2413
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.245441                7.6734
  01/01/2002         to       12/31/2002           14.245441            11.053795            1,002.2128
  01/01/2003         to       12/31/2003           11.053795            13.961730            1,027.7213
  01/01/2004         to       12/31/2004           13.961730            16.265910            1,067.4580
  01/01/2005         to       12/31/2005           16.265910            17.583892            1,066.2679
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            6.305802             7.150545           32,556.3324
  01/01/2005         to       12/31/2005            7.150545             8.087822           24,120.0234
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - DYNAMICS SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            7.687457             7.193990            6,554.8821
  01/01/2002         to       12/31/2002            7.193990             4.823712           26,869.3205
  01/01/2003         to       12/31/2003            4.823712             6.546051           40,105.1145
  01/01/2004         to       04/30/2004            6.546051             6.678804           37,123.6047
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.615300             8.226988            1,613.9483
  01/01/2002         to       12/31/2002            8.226988             4.533110            3,621.6049
  01/01/2003         to       12/31/2003            4.533110             6.098811          109,954.3551
  01/01/2004         to       12/31/2004            6.098811             7.075043          134,925.7963
  01/01/2005         to       12/31/2005            7.075043             7.985522           98,230.0301
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2005         to       12/31/2005           15.146228            17.949379            3,348.7225
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY SVS DREMAN SMALL CAP VALUE SUB-ACCOUNT (SERIES II))
  04/10/2001         to       12/31/2001            8.896468            10.568840              912.7454
  01/01/2002         to       12/31/2002           10.568840             9.225035            6,456.1560
  01/01/2003         to       12/31/2003            9.225035            12.901055            4,087.4768
  01/01/2004         to       12/31/2004           12.901055            16.008213            3,360.7868
  01/01/2005         to       04/30/2005           16.008213            15.028352                0.0000
============        ====      ==========           =========            =========          ============

                               1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       04/30/2004
=============                                                                 ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    11.951357            14.264232
   01/01/2005                                                                    14.264232            16.219476
=============                                                                    =========            =========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    10.000000            11.084570
   01/01/2002                                                                    11.084570            10.218483
   01/01/2003                                                                    10.218483            14.175824
   01/01/2004                                                                    14.175824            14.367149
=============                                                                    =========            =========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     9.998726            10.465357
=============                                                                    =========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                    43.416984            43.442059
   01/01/2005                                                                    43.442059            43.697348
=============                                                                    =========            =========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.900743             9.995128
=============                                                                    =========            =========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    16.019003            18.003978
   01/01/2005                                                                    18.003978            18.420972
=============                                                                    =========            =========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.808491
   01/01/2003                                                                     7.808491            10.567500
   01/01/2004                                                                    10.567500            11.341842
   01/01/2005                                                                    11.341842            11.782494
=============                                                                    =========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.197092            10.144691
   01/01/2002                                                                    10.144691             8.335400
   01/01/2003                                                                     8.335400            10.729806
   01/01/2004                                                                    10.729806            11.847038
   01/01/2005                                                                    11.847038            12.847742
=============                                                                    =========            =========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    10.000000            12.610360
   01/01/2004                                                                    12.610360            14.648163
   01/01/2005                                                                    14.648163            16.960108
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   65,032.8854
   01/01/2005                                                                   57,881.4369
=============                                                                   ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                       10.0000
   01/01/2002                                                                       10.0000
   01/01/2003                                                                        0.0000
   01/01/2004                                                                        0.0000
=============                                                                   ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   16,798.6109
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                        0.0000
   01/01/2005                                                                      894.8783
=============                                                                   ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   71,699.1752
=============                                                                   ===========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      212.8434
   01/01/2005                                                                    1,975.4476
=============                                                                   ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    6,018.1804
   01/01/2003                                                                   10,572.2917
   01/01/2004                                                                   28,242.9990
   01/01/2005                                                                   27,031.3622
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    1,905.9408
   01/01/2002                                                                   11,033.7659
   01/01/2003                                                                  116,702.4230
   01/01/2004                                                                  186,284.9180
   01/01/2005                                                                  166,649.5060
=============                                                                  ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   13,265.5343
   01/01/2004                                                                   15,678.7576
   01/01/2005                                                                   14,478.7883
=============                                                                  ============

                              1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       04/30/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========



                                                                               ACCUMULATION         ACCUMULATION
                                                                              UNIT VALUE AT        UNIT VALUE AT
                                                                               BEGINNING OF            END OF
                                                                                  PERIOD               PERIOD
                                                                             ---------------      ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.771116             9.701665
   01/01/2005                                                                    9.701665             9.972336
=============                                                                    ========             ========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.612997            10.437354
   01/01/2005                                                                   10.437354            11.668521
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   10.836205            11.627388
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                    8.158267             7.959924
   01/01/2002                                                                    7.959924             6.070194
   01/01/2003                                                                    6.070194             7.653693
   01/01/2004                                                                    7.653693             8.315793
   01/01/2005                                                                    8.315793             7.930507
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   10.000000             8.277696
   01/01/2003                                                                    8.277696             9.905380
   01/01/2004                                                                    9.905380            10.842241
   01/01/2005                                                                   10.842241            11.412777
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   10.000000            11.817192
   01/01/2004                                                                   11.817192            12.027294
=============                                                                   =========            =========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                   10.665345            10.928274
   01/01/2002                                                                   10.928274            11.641311
   01/01/2003                                                                   11.641311            12.619650
   01/01/2004                                                                   12.619650            12.580464
=============                                                                   =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.075452            11.989635
   01/01/2005                                                                   11.989635            12.552755
=============                                                                   =========            =========



                                                                                NUMBER OF
                                                                               ACCUMULATION
                                                                                  UNITS
                                                                              OUTSTANDING AT
                                                                              END OF PERIOD
                                                                             ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     104.9413
   01/01/2005                                                                  11,963.0859
=============                                                                  ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  40,232.5087
   01/01/2005                                                                  28,707.3898
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  31,256.8457
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      12.2575
   01/01/2002                                                                   2,237.3439
   01/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
   01/01/2005                                                                       0.0000
=============                                                                  ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  18,696.6270
   01/01/2003                                                                  66,626.9804
   01/01/2004                                                                  72,382.2899
   01/01/2005                                                                  51,930.3208
=============                                                                  ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
=============                                                                  ===========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       9.3762
   01/01/2002                                                                      59.0773
   01/01/2003                                                                  11,398.1411
   01/01/2004                                                                  11,906.8760
=============                                                                  ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   9,867.2327
   01/01/2005                                                                  17,229.1185
=============                                                                  ===========

                                   1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                            13.158597            11.955671
   01/01/2002                                                                            11.955671             7.786244
   01/01/2003                                                                             7.786244             9.961475
   01/01/2004                                                                             9.961475            10.161706
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            14.011787            12.598422
   01/01/2002                                                                            12.598422             8.646314
   01/01/2003                                                                             8.646314            11.283815
   01/01/2004                                                                            11.283815            11.456686
   01/01/2005                                                                            11.456686            11.901724
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.248977            13.045836
   01/01/2005                                                                            13.045836            14.222221
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            11.207439            12.184460
   01/01/2002                                                                            12.184460             8.555648
   01/01/2003                                                                             8.555648            11.561812
   01/01/2004                                                                            11.561812            11.773691
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            18.393302            19.479977
   01/01/2005                                                                            19.479977            19.672551
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                             9.813112             9.942579
   01/01/2002                                                                             9.942579             9.673140
   01/01/2003                                                                             9.673140            11.708885
   01/01/2004                                                                            11.708885            12.630823
   01/01/2005                                                                            12.630823            12.950182
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                                7.5996
   01/01/2002                                                                                7.5996
   01/01/2003                                                                              669.8031
   01/01/2004                                                                              669.8031
=============                                                                              ========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                                7.1368
   01/01/2002                                                                                7.1368
   01/01/2003                                                                            5,627.7732
   01/01/2004                                                                           19,251.6051
   01/01/2005                                                                           32,116.8521
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            6,533.9778
   01/01/2005                                                                            4,598.1353
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                                8.9226
   01/01/2002                                                                                8.9226
   01/01/2003                                                                            2,345.8869
   01/01/2004                                                                            6,652.2662
=============                                                                           ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            8,094.9815
   01/01/2005                                                                            7,947.5297
=============                                                                           ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                               10.1904
   01/01/2002                                                                               10.1904
   01/01/2003                                                                            2,901.8510
   01/01/2004                                                                            4,571.8220
   01/01/2005                                                                            5,554.1922
=============                                                                           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.898695            11.335672              921.9013
  01/01/2002         to       12/31/2002           11.335672            11.949116            3,980.8434
  01/01/2003         to       12/31/2003           11.949116            12.041860            8,297.0610
  01/01/2004         to       12/31/2004           12.041860            12.073754            9,046.6991
  01/01/2005         to       12/31/2005           12.073754            12.009040            9,143.4395
============        ====      ==========           =========            =========            ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001            8.168710             8.100489            3,829.7348
  01/01/2002         to       12/31/2002            8.100489             6.363091            1,080.9607
  01/01/2003         to       12/31/2003            6.363091             8.168666            2,093.0626
  01/01/2004         to       12/31/2004            8.168666             8.912156            2,081.5367
  01/01/2005         to       12/31/2005            8.912156             9.081567            2,626.1410
============        ====      ==========           =========            =========            ==========
 PIMCO VIT TOTAL RETURN SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.990799            11.480143            5,979.5864
  01/01/2002         to       12/31/2002           11.480143            12.330129           43,952.5055
  01/01/2003         to       12/31/2003           12.330129            12.754334           39,209.6567
  01/01/2004         to       12/31/2004           12.754334            13.166581           41,761.1720
  01/01/2005         to       12/31/2005           13.166581            13.282689           38,113.9093
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.210673            1,342.5056
  01/01/2002         to       12/31/2002           11.210673             8.942238            2,043.8923
  01/01/2003         to       12/31/2003            8.942238            11.215695            9,336.6909
  01/01/2004         to       12/31/2004           11.215695            12.269782            8,858.2789
  01/01/2005         to       12/31/2005           12.269782            12.713260            8,445.0789
============        ====      ==========           =========            =========           ===========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.886743            11.024422                8.4127
  01/01/2002         to       12/31/2002           11.024422             7.533023                8.4127
  01/01/2003         to       12/31/2003            7.533023             9.877193                0.0000
  01/01/2004         to       12/31/2004            9.877193            11.534411                0.0000
  01/01/2005         to       12/31/2005           11.534411            12.737341                0.0000
============        ====      ==========           =========            =========           ===========
 SCUDDER VARIABLE SERIES II
 DWS GOVERNMENT AND AGENCY SECURITIES VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           11.799539            12.229458                8.4749
  01/01/2002         to       12/31/2002           12.229458            13.010875              730.0024
  01/01/2003         to       12/31/2003           13.010875            13.099938              765.4582
  01/01/2004         to       12/31/2004           13.099938            13.381848                0.0000
  01/01/2005         to       12/31/2005           13.381848            13.515712                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DWS SMALL CAP GROWTH VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           9.865125             9.571151              10.1367
  01/01/2002         to       12/31/2002           9.571151             6.270096              10.1367
  01/01/2003         to       12/31/2003           6.270096             8.207621               0.0000
  01/01/2004         to       12/31/2004           8.207621             8.971822               0.0000
  01/01/2005         to       12/31/2005           8.971822             9.458814               0.0000
============        ====      ==========           ========             ========              =======

CLASS AA




                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.162385            7,311.7802
  01/01/2002         to       12/31/2002           11.162385             8.305264           10,417.8186
  01/01/2003         to       12/31/2003            8.305264            10.581112           10,965.8865
  01/01/2004         to       12/31/2004           10.581112            11.097097           11,231.4951
  01/01/2005         to       12/31/2005           11.097097            11.880570           10,778.7236
============        ====      ==========           =========            =========           ===========
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002           10.472720             8.296190                9.5486
  01/01/2003         to       12/31/2003            8.296190            10.542031                0.0000
  01/01/2004         to       12/31/2004           10.542031            11.025703                0.0000
  01/01/2005         to       12/31/2005           11.025703            11.776177                0.0000
============        ====      ==========           =========            =========           ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.535727              526.3286
  01/01/2002         to       12/31/2002            9.535727             7.909335              541.3707
  01/01/2003         to       12/31/2003            7.909335            10.041034                0.0000
  01/01/2004         to       12/31/2004           10.041034            12.247186                0.0000
  01/01/2005         to       12/31/2005           12.247186            14.207240              183.8374
============        ====      ==========           =========            =========           ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002            9.680874             7.894540               10.3296
  01/01/2003         to       12/31/2003            7.894540             9.986198                0.0000
  01/01/2004         to       12/31/2004            9.986198            12.150742                0.0000
  01/01/2005         to       12/31/2005           12.150742            14.068404            6,664.3296
============        ====      ==========           =========            =========           ===========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
  04/26/2001         to       12/31/2001           11.741897            11.122980            3,614.5869
  01/01/2002         to       12/31/2002           11.122980             9.064194            6,786.7088
  01/01/2003         to       12/31/2003            9.064194            11.593342            7,097.7223
  01/01/2004         to       12/31/2004           11.593342            12.684101            7,043.0502
  01/01/2005         to       12/31/2005           12.684101            13.172154            6,342.9655
============        ====      ==========           =========            =========           ===========

                             1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                 6.977784             6.964671
   01/01/2002                                                                 6.964671             6.840593
   01/01/2003                                                                 6.840593            10.294514
   01/01/2004                                                                10.294514            12.627869
   01/01/2005                                                                12.627869            15.828910
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                 9.492602             8.901506
   01/01/2002                                                                 8.901506             7.130450
   01/01/2003                                                                 7.130450             9.273224
   01/01/2004                                                                 9.273224            10.811123
   01/01/2005                                                                10.811123            11.716144
=============                                                                =========            =========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                11.599133            11.711380
   01/01/2002                                                                11.711380            11.674340
=============                                                                =========            =========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                 4.961921             4.252165
   01/01/2002                                                                 4.252165             3.432803
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.324007            12.863783
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 7.390419             8.026828
   01/01/2002                                                                 8.026828             5.384463
   01/01/2003                                                                 5.384463             7.067084
   01/01/2004                                                                 7.067084             7.382727
   01/01/2005                                                                 7.382727             6.334705
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.123720
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.161869
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                               11,943.4585
   01/01/2002                                                               17,571.4298
   01/01/2003                                                               22,159.6706
   01/01/2004                                                               34,220.4952
   01/01/2005                                                               40,970.4046
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                  461.4075
   01/01/2002                                                                2,807.8021
   01/01/2003                                                                5,311.9503
   01/01/2004                                                               25,691.3114
   01/01/2005                                                               34,900.0447
=============                                                               ===========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                1,183.8013
   01/01/2002                                                                    0.0000
=============                                                               ===========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                  912.3804
   01/01/2002                                                                    0.0000
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              135,909.9894
=============                                                              ============
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                               20,913.2988
   01/01/2002                                                               82,512.4738
   01/01/2003                                                               95,245.2967
   01/01/2004                                                              110,890.2341
   01/01/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004            6.553140             7.110320          300,987.3396
  01/01/2005         to       12/31/2005            7.110320             7.943847          256,757.4246
============        ====      ==========            ========             ========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN PREMIER GROWTH SUB-ACCOUNT (CLASS B))
  04/10/2001         to       12/31/2001           13.360301            12.744148           21,721.4771
  01/01/2002         to       12/31/2002           12.744148             8.669262           77,432.3935
  01/01/2003         to       12/31/2003            8.669262            10.520105          102,532.9306
  01/01/2004         to       04/30/2004           10.520105            10.404342          108,762.7640
============        ====      ==========           =========            =========          ============
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.108764              657.8996
  01/01/2002         to       12/31/2002           17.108764            12.601558            1,964.5527
  01/01/2003         to       04/24/2003           12.601558            13.079856            2,343.6620
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.493282                8.7980
  01/01/2002         to       12/31/2002           10.493282             8.616959                8.7980
  01/01/2003         to       04/25/2003            8.616959             8.365912                0.0000
============        ====      ==========           =========            =========          ============
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.377050            5,219.7784
  01/01/2002         to       12/31/2002           13.377050            14.288890           20,958.8089
  01/01/2003         to       12/31/2003           14.288890            14.583206           29,940.8037
  01/01/2004         to       11/19/2004           14.583206            14.930708           37,882.3270
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.688912            1,512.3557
  01/01/2002         to       12/31/2002           15.688912            11.446361            1,526.7737
  01/01/2003         to       12/31/2003           11.446361            14.997217              838.8436
  01/01/2004         to       11/19/2004           14.997217            16.110947              835.5955
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001           11.029498            10.324448           14,306.4034
  01/01/2002         to       12/31/2002           10.324448             8.007075           33,205.5396
  01/01/2003         to       12/31/2003            8.007075             9.595958           34,165.3871
  01/01/2004         to       12/31/2004            9.595958            10.488555           29,437.2941
  01/01/2005         to       12/31/2005           10.488555            11.042024           23,833.1340
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           15.930635            16.959364            1,310.3099
  01/01/2005         to       12/31/2005           16.959364            16.984334            1,341.6682
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - HIGH YIELD SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.738366             7.381925            3,857.0212
  01/01/2002         to       12/31/2002            7.381925             7.167015            3,886.7343
  01/01/2003         to       12/31/2003            7.167015             8.814799            3,520.3897
  01/01/2004         to       04/30/2004            8.814799             8.943022            3,528.9028
============        ====      ==========            ========             ========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.959185            13.951241            8,553.7396
  01/01/2002         to       12/31/2002           13.951241            13.644245          103,615.7632
  01/01/2003         to       12/31/2003           13.644245            15.992320          186,800.7013
  01/01/2004         to       12/31/2004           15.992320            17.014558          118,553.3450
  01/01/2005         to       12/31/2005           17.014558            16.986823          139,493.6525
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001            9.733531             9.522312            3,861.7645
  01/01/2002         to       12/31/2002            9.522312             9.584415           16,757.7141
  01/01/2003         to       12/31/2003            9.584415            11.096348           26,804.4613
  01/01/2004         to       12/31/2004           11.096348            11.877216           38,340.5148
  01/01/2005         to       04/30/2005           11.877216            11.489750                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
  04/26/2001         to       12/31/2001           10.000000             9.009707               10.0000
  01/01/2002         to       12/31/2002            9.009707             9.154638              407.6428
  01/01/2003         to       12/31/2003            9.154638            11.414125              699.2220
  01/01/2004         to       12/31/2004           11.414125            12.280336              656.7088
  01/01/2005         to       04/30/2005           12.280336            11.800348                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.587451            1,338.0137
  01/01/2002         to       12/31/2002           10.587451             7.379656            5,878.5934
  01/01/2003         to       04/25/2003            7.379656             7.487776            6,890.6689
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           41.872288            46.389254           19,179.7826
  01/01/2005         to       12/31/2005           46.389254            47.309714           17,700.1080
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT(SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.130840           10,835.3030
  01/01/2002         to       12/31/2002           12.130840             8.321485           13,981.5352
  01/01/2003         to       12/31/2003            8.321485            10.238325           13,664.4029
  01/01/2004         to       04/30/2004           10.238325            10.042015           13,855.8228
============        ====      ==========           =========            =========          ============

                                   1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                             8.305836             8.208521
   01/01/2002                                                                             8.208521             6.510021
   01/01/2003                                                                             6.510021             8.283229
   01/01/2004                                                                             8.283229             8.355039
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                             8.657172             8.641278
   01/01/2002                                                                             8.641278             7.535981
   01/01/2003                                                                             7.535981             9.218508
   01/01/2004                                                                             9.218508             9.388724
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            39.909345            41.312239
   01/01/2002                                                                            41.312239            33.272684
   01/01/2003                                                                            33.272684            42.786777
   01/01/2004                                                                            42.786777            47.407274
   01/01/2005                                                                            47.407274            48.215337
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            10.803813             8.303774
   01/01/2003                                                                             8.303774            10.196100
   01/01/2004                                                                            10.196100             9.989902
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                            10.000000             9.959547
   01/01/2002                                                                             9.959547             8.527764
   01/01/2003                                                                             8.527764            10.775679
   01/01/2004                                                                            10.775679            10.794246
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            11.957464            12.210438
   01/01/2002                                                                            12.210438            10.591865
   01/01/2003                                                                            10.591865            13.038724
   01/01/2004                                                                            13.038724            13.238207
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                           33,758.8506
   01/01/2002                                                                           74,801.9732
   01/01/2003                                                                          100,023.1459
   01/01/2004                                                                           97,999.2093
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                              632.7616
   01/01/2002                                                                               11.5511
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                           15,514.9738
   01/01/2002                                                                          100,186.4942
   01/01/2003                                                                          132,230.3034
   01/01/2004                                                                          124,235.7989
   01/01/2005                                                                          113,963.9762
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                              241.0308
   01/01/2003                                                                              699.2060
   01/01/2004                                                                              699.2060
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                               10.0000
   01/01/2002                                                                            2,738.5779
   01/01/2003                                                                            3,076.9043
   01/01/2004                                                                            3,043.8920
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                           12,778.4336
   01/01/2002                                                                           13,616.7431
   01/01/2003                                                                           15,959.9159
   01/01/2004                                                                           15,991.9133
=============                                                                          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT NEW VALUE SUB-ACCOUNT (CLASS IB))
  04/10/2001         to       12/31/2001           12.663647            12.740689                7.8966
  01/01/2002         to       12/31/2002           12.740689            10.576546              801.4718
  01/01/2003         to       12/31/2003           10.576546            13.782424                0.0000
  01/01/2004         to       04/30/2004           13.782424            13.855810                0.0000
============        ====      ==========           =========            =========              ========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.802984            9,292.0785
  01/01/2002         to       12/31/2002            8.802984             6.544880           21,387.1753
  01/01/2003         to       12/31/2003            6.544880             8.736494           26,241.0823
  01/01/2004         to       12/31/2004            8.736494             9.662589           20,260.2402
  01/01/2005         to       12/31/2005            9.662589             9.940352           19,110.0319
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           20.107837            23.431176           10,898.4631
  01/01/2005         to       12/31/2005           23.431176            24.956952            9,934.0775
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP VALUE SUB-ACCOUNT)
  04/10/2001         to       12/31/2001           11.138556            12.406758           16,311.3607
  01/01/2002         to       12/31/2002           12.406758            10.663385           18,410.0915
  01/01/2003         to       12/31/2003           10.663385            13.526526           18,128.6876
  01/01/2004         to       04/30/2004           13.526526            13.940191           17,930.5589
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.425201           11,660.6097
  01/01/2002         to       12/31/2002           17.425201            15.497327           33,631.0251
  01/01/2003         to       12/31/2003           15.497327            19.188657           40,858.0245
  01/01/2004         to       12/31/2004           19.188657            23.498662           53,879.2163
  01/01/2005         to       12/31/2005           23.498662            24.975286           64,796.1183
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            9.720365            11.158321            4,656.9695
  01/01/2005         to       12/31/2005           11.158321            12.817041            4,606.7543
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.495151             7.174500               11.7714
  01/01/2002         to       12/31/2002            7.174500             5.619310            4,788.9347
  01/01/2003         to       12/31/2003            5.619310             6.882211            5,557.8589
  01/01/2004         to       04/30/2004            6.882211             6.946122            5,557.8589
============        ====      ==========           =========            =========           ===========

                            1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====



                                                                                                              ACCUMULATION
                                                                                                             UNIT VALUE AT
                                                                                                              BEGINNING OF
                                                                                                                 PERIOD
                                                                                                            ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           10.955669
   01/01/2002                                                                             12/31/2002           10.279624
   01/01/2003                                                                             12/31/2003            8.395837
   01/01/2004                                                                             04/30/2004           11.958008
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           11.035464
   01/01/2002                                                                             12/31/2002            9.723017
   01/01/2003                                                                             12/31/2003            7.810082
   01/01/2004                                                                             04/30/2004           10.408896
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                             12/31/2001            8.739526
   01/01/2002                                                                             12/31/2002            8.364799
   01/01/2003                                                                             12/31/2003            7.256874
   01/01/2004                                                                             12/31/2004            9.425479
   01/01/2005                                                                             12/31/2005           11.084222
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           10.870934
   01/01/2002                                                                             12/31/2002            9.705998
   01/01/2003                                                                             12/31/2003            8.245550
   01/01/2004                                                                             04/30/2004           10.804180
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           14.406299
   01/01/2002                                                                             12/31/2002           12.908230
   01/01/2003                                                                             12/31/2003           10.453331
   01/01/2004                                                                             12/31/2004           13.215719
   01/01/2005                                                                             04/30/2005           15.104135
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                             12/31/2001            7.574525
   01/01/2002                                                                             12/31/2002            6.118329
   01/01/2003                                                                             12/31/2003            4.897527
   01/01/2004                                                                             04/30/2004            6.143105
=============                                                                             ==========           =========



                                                                                            ACCUMULATION
                                                                                           UNIT VALUE AT
                                                                                               END OF
                                                                                               PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                10.279624
   01/01/2002                                                                                 8.395837
   01/01/2003                                                                                11.958008
   01/01/2004                                                                                12.007714
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                 9.723017
   01/01/2002                                                                                 7.810082
   01/01/2003                                                                                10.408896
   01/01/2004                                                                                10.155880
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                 8.364799
   01/01/2002                                                                                 7.256874
   01/01/2003                                                                                 9.425479
   01/01/2004                                                                                11.084222
   01/01/2005                                                                                12.698204
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                 9.705998
   01/01/2002                                                                                 8.245550
   01/01/2003                                                                                10.804180
   01/01/2004                                                                                10.705111
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                12.908230
   01/01/2002                                                                                10.453331
   01/01/2003                                                                                13.215719
   01/01/2004                                                                                15.104135
   01/01/2005                                                                                14.657833
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                 6.118329
   01/01/2002                                                                                 4.897527
   01/01/2003                                                                                 6.143105
   01/01/2004                                                                                 6.240635
=============                                                                                =========



                                                                                             NUMBER OF
                                                                                            ACCUMULATION
                                                                                               UNITS
                                                                                           OUTSTANDING AT
                                                                                           END OF PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                    9.1277
   01/01/2002                                                                                    9.1277
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                  975.0701
   01/01/2002                                                                                1,038.0170
   01/01/2003                                                                                1,097.1999
   01/01/2004                                                                                1,096.5105
=============                                                                                ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                5,535.7263
   01/01/2002                                                                               48,101.6017
   01/01/2003                                                                               63,712.7516
   01/01/2004                                                                              115,450.5339
   01/01/2005                                                                              149,576.1978
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                  408.9410
   01/01/2002                                                                                  407.0477
   01/01/2003                                                                                  481.9302
   01/01/2004                                                                                  481.9302
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                               14,195.3470
   01/01/2002                                                                               32,983.4269
   01/01/2003                                                                               45,040.0442
   01/01/2004                                                                               37,916.2570
   01/01/2005                                                                                    0.0000
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                9,526.0187
   01/01/2002                                                                               17,584.8375
   01/01/2003                                                                               19,520.8151
   01/01/2004                                                                               18,934.1311
=============                                                                              ============

                                1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                       10.041611            10.134443
   01/01/2002                                                                       10.134443            10.077868
   01/01/2003                                                                       10.077868             9.955999
   01/01/2004                                                                        9.955999             9.855432
   01/01/2005                                                                        9.855432             9.860283
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.455514            14.277527
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                        9.045735            10.174973
   01/01/2002                                                                       10.174973            10.239382
   01/01/2003                                                                       10.239382            14.002497
   01/01/2004                                                                       14.002497            18.631496
   01/01/2005                                                                       18.631496            17.854757
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        7.808000             8.277517
   01/01/2005                                                                        8.277517             8.526290
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.945879             8.816609
   01/01/2002                                                                        8.816609             7.207355
   01/01/2003                                                                        7.207355             8.566070
   01/01/2004                                                                        8.566070             8.601707
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.119154             7.854776
   01/01/2002                                                                        7.854776             5.970450
   01/01/2003                                                                        5.970450             7.241893
   01/01/2004                                                                        7.241893             7.147694
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       11.749005            10.818288
   01/01/2002                                                                       10.818288             8.010563
   01/01/2003                                                                        8.010563             9.799582
   01/01/2004                                                                        9.799582             9.976867
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                      36,451.6327
   01/01/2002                                                                     333,927.2498
   01/01/2003                                                                     380,669.4091
   01/01/2004                                                                     350,199.1193
   01/01/2005                                                                           0.0000
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      57,701.0409
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                       9,003.7151
   01/01/2002                                                                      18,494.4980
   01/01/2003                                                                      25,393.9995
   01/01/2004                                                                      28,158.7302
   01/01/2005                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     243,537.9258
   01/01/2005                                                                     199,821.6503
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      14,185.7048
   01/01/2002                                                                      32,178.6937
   01/01/2003                                                                      36,551.6625
   01/01/2004                                                                      36,519.0574
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                          12.3166
   01/01/2002                                                                          12.3166
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                         507.1236
   01/01/2002                                                                           8.5114
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.075038            10.515687            2,014.3428
  01/01/2002         to       12/31/2002           10.515687            11.304919          196,889.3786
  01/01/2003         to       12/31/2003           11.304919            11.598744          302,919.6275
  01/01/2004         to       12/31/2004           11.598744            11.976661          340,152.8475
  01/01/2005         to       12/31/2005           11.976661            12.045993          310,961.1468
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.234792            2,152.2695
  01/01/2002         to       12/31/2002           14.234792            11.034466            6,352.2446
  01/01/2003         to       12/31/2003           11.034466            13.923398            7,251.1998
  01/01/2004         to       12/31/2004           13.923398            16.204999            7,156.5539
  01/01/2005         to       12/31/2005           16.204999            17.500594            6,883.6823
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            6.285491             7.122789           45,694.8672
  01/01/2005         to       12/31/2005            7.122789             8.048401           38,137.2114
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - DYNAMICS SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            7.687457             7.188752           18,042.8306
  01/01/2002         to       12/31/2002            7.188752             4.815363           44,528.6173
  01/01/2003         to       12/31/2003            4.815363             6.528193           54,645.8905
  01/01/2004         to       04/30/2004            6.528193             6.658396           53,073.8141
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.615046             8.220557            1,372.2868
  01/01/2002         to       12/31/2002            8.220557             4.525032           77,425.7419
  01/01/2003         to       12/31/2003            4.525032             6.081870          187,981.8823
  01/01/2004         to       12/31/2004            6.081870             7.048322          175,594.4137
  01/01/2005         to       12/31/2005            7.048322             7.947436          175,300.7845
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2005         to       12/31/2005           15.084961            17.864943            3,778.8687
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY SVS DREMAN SMALL CAP VALUE SUB-ACCOUNT (SERIES II))
  04/10/2001         to       12/31/2001            8.896468            10.561257               11.2404
  01/01/2002         to       12/31/2002           10.561257             9.209199            3,842.2052
  01/01/2003         to       12/31/2003            9.209199            12.866057            4,014.1544
  01/01/2004         to       12/31/2004           12.866057            15.948792            3,874.2557
  01/01/2005         to       04/30/2005           15.948792            14.967683                0.0000
============        ====      ==========           =========            =========          ============

                               1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       04/30/2004
=============                                                                 ====      ==========
 VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    11.927402            14.226210
   01/01/2005                                                                    14.226210            16.160130
=============                                                                    =========            =========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    10.000000            11.077159
   01/01/2002                                                                    11.077159            10.201433
   01/01/2003                                                                    10.201433            14.138051
   01/01/2004                                                                    14.138051            14.324158
=============                                                                    =========            =========
 VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)
   05/01/2005                                                                     9.998644            10.458340
=============                                                                    =========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                    42.504269            42.523806
   01/01/2005                                                                    42.523806            42.731058
=============                                                                    =========            =========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.860067             9.947469
=============                                                                    =========            =========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    15.957788            17.923294
   01/01/2005                                                                    17.923294            18.320153
=============                                                                    =========            =========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.803262
   01/01/2003                                                                     7.803262            10.549879
   01/01/2004                                                                    10.549879            11.311583
   01/01/2005                                                                    11.311583            11.739347
=============                                                                    =========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.196756            10.136771
   01/01/2002                                                                    10.136771             8.320551
   01/01/2003                                                                     8.320551            10.699997
   01/01/2004                                                                    10.699997            11.802287
   01/01/2005                                                                    11.802287            12.786459
=============                                                                    =========            =========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    10.000000            12.601949
   01/01/2004                                                                    12.601949            14.623726
   01/01/2005                                                                    14.623726            16.914945
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   80,241.8424
   01/01/2005                                                                   67,279.3684
=============                                                                   ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    1,664.9071
   01/01/2002                                                                    3,548.0096
   01/01/2003                                                                    3,597.5919
   01/01/2004                                                                    3,565.0748
=============                                                                   ===========
 VAN KAMPEN COMSTOCK PORTFOLIO (CLASS B)
   05/01/2005                                                                   23,167.9952
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                      928.7568
   01/01/2005                                                                    3,311.4787
=============                                                                   ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  292,790.8318
=============                                                                  ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    3,423.3910
   01/01/2005                                                                    8,826.6342
=============                                                                  ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    1,733.9391
   01/01/2003                                                                    8,213.9793
   01/01/2004                                                                   17,927.5627
   01/01/2005                                                                   21,384.8451
=============                                                                  ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    9,127.4963
   01/01/2002                                                                  108,702.5335
   01/01/2003                                                                  186,166.8661
   01/01/2004                                                                  212,709.5808
   01/01/2005                                                                  232,576.1332
=============                                                                  ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    1,618.8737
   01/01/2004                                                                    1,429.0335
   01/01/2005                                                                    1,390.2412
=============                                                                  ============

                              1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       04/30/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========



                                                                               ACCUMULATION         ACCUMULATION
                                                                              UNIT VALUE AT        UNIT VALUE AT
                                                                               BEGINNING OF            END OF
                                                                                  PERIOD               PERIOD
                                                                             ---------------      ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.744763             9.666106
   01/01/2005                                                                    9.666106             9.925888
=============                                                                    ========             ========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.593715            10.409513
   01/01/2005                                                                   10.409513            11.625804
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   10.797642            11.578333
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                    8.158267             7.954140
   01/01/2002                                                                    7.954140             6.059699
   01/01/2003                                                                    6.059699             7.632826
   01/01/2004                                                                    7.632826             8.284811
   01/01/2005                                                                    8.284811             7.898384
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   10.000000             8.272157
   01/01/2003                                                                    8.272157             9.888863
   01/01/2004                                                                    9.888863            10.813315
   01/01/2005                                                                   10.813315            11.370986
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   10.000000            11.809301
   01/01/2004                                                                   11.809301            12.015314
=============                                                                   =========            =========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                   10.665345            10.920347
   01/01/2002                                                                   10.920347            11.621240
   01/01/2003                                                                   11.621240            12.585301
   01/01/2004                                                                   12.585301            12.542098
=============                                                                   =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   11.014845            11.916121
   01/01/2005                                                                   11.916121            12.463356
=============                                                                   =========            =========



                                                                                NUMBER OF
                                                                               ACCUMULATION
                                                                                  UNITS
                                                                              OUTSTANDING AT
                                                                              END OF PERIOD
                                                                             ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   7,870.2913
   01/01/2005                                                                  23,239.9653
=============                                                                  ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  98,379.0737
   01/01/2005                                                                  95,428.7817
=============                                                                  ===========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 162,326.7547
=============                                                                 ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     321.7961
   01/01/2002                                                                  41,354.5354
   01/01/2003                                                                  39,437.0290
   01/01/2004                                                                  30,221.7503
   01/01/2005                                                                       0.0000
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   8,529.8174
   01/01/2003                                                                  29,813.9350
   01/01/2004                                                                  29,741.8297
   01/01/2005                                                                  29,243.8069
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
=============                                                                 ============
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       9.3762
   01/01/2002                                                                     932.0538
   01/01/2003                                                                   1,697.5883
   01/01/2004                                                                   1,750.4315
=============                                                                 ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  20,452.0217
   01/01/2005                                                                  31,615.2976
=============                                                                 ============

                                   1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                            13.158597            11.946982
   01/01/2002                                                                            11.946982             7.772782
   01/01/2003                                                                             7.772782             9.934321
   01/01/2004                                                                             9.934321            10.130677
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            14.011787            12.589814
   01/01/2002                                                                            12.589814             8.631748
   01/01/2003                                                                             8.631748            11.253576
   01/01/2004                                                                            11.253576            11.414530
   01/01/2005                                                                            11.414530            11.846113
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.161383            12.943954
   01/01/2005                                                                            12.943954            14.097094
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            11.207439            12.175342
   01/01/2002                                                                            12.175342             8.540681
   01/01/2003                                                                             8.540681            11.530067
   01/01/2004                                                                            11.530067            11.737509
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            18.219189            19.282790
   01/01/2005                                                                            19.282790            19.454003
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                             9.813112             9.935372
   01/01/2002                                                                             9.935372             9.656462
   01/01/2003                                                                             9.656462            11.677014
   01/01/2004                                                                            11.677014            12.583819
   01/01/2005                                                                            12.583819            12.889127
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                                7.5996
   01/01/2002                                                                                7.5996
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                                ======
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            6,022.8256
   01/01/2002                                                                           11,294.3960
   01/01/2003                                                                           15,222.8772
   01/01/2004                                                                           49,906.1399
   01/01/2005                                                                           71,749.2131
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            5,124.6290
   01/01/2005                                                                            3,520.0072
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            1,589.3950
   01/01/2002                                                                            3,043.2107
   01/01/2003                                                                            5,315.3579
   01/01/2004                                                                            5,262.7047
=============                                                                           ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                              581.8613
   01/01/2005                                                                              568.0713
=============                                                                           ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                              312.3453
   01/01/2002                                                                            2,224.4436
   01/01/2003                                                                            3,667.7908
   01/01/2004                                                                            3,861.3838
   01/01/2005                                                                            6,527.4525
=============                                                                           ===========

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.898695            11.327448                9.1754
  01/01/2002         to       12/31/2002           11.327448            11.928507            1,418.2556
  01/01/2003         to       12/31/2003           11.928507            12.009083               78.0242
  01/01/2004         to       12/31/2004           12.009083            12.028821              105.8178
  01/01/2005         to       12/31/2005           12.028821            11.952419              114.6594
============        ====      ==========           =========            =========            ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001            8.168710             8.094606              258.2229
  01/01/2002         to       12/31/2002            8.094606             6.352110              357.0079
  01/01/2003         to       12/31/2003            6.352110             8.146422              326.4164
  01/01/2004         to       12/31/2004            8.146422             8.878981              305.8819
  01/01/2005         to       12/31/2005            8.878981             9.038745              286.9282
============        ====      ==========           =========            =========            ==========
 PIMCO VIT TOTAL RETURN SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.990799            11.471803           14,603.7468
  01/01/2002         to       12/31/2002           11.471803            12.308845           27,984.1959
  01/01/2003         to       12/31/2003           12.308845            12.719587           28,980.2882
  01/01/2004         to       12/31/2004           12.719587            13.117550           27,736.3913
  01/01/2005         to       12/31/2005           13.117550            13.220032           24,068.6377
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.202545              206.9405
  01/01/2002         to       12/31/2002           11.202545             8.926812            6,553.3512
  01/01/2003         to       12/31/2003            8.926812            11.185167            6,525.7520
  01/01/2004         to       12/31/2004           11.185167            12.224123            6,497.9522
  01/01/2005         to       12/31/2005           12.224123            12.653328            7,120.0547
============        ====      ==========           =========            =========           ===========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.886743            11.016404                8.4127
  01/01/2002         to       12/31/2002           11.016404             7.520003            1,036.1757
  01/01/2003         to       12/31/2003            7.520003             9.850282                0.0000
  01/01/2004         to       12/31/2004            9.850282            11.491458                0.0000
  01/01/2005         to       12/31/2005           11.491458            12.677266                0.0000
============        ====      ==========           =========            =========           ===========
 SCUDDER VARIABLE SERIES II
 DWS GOVERNMENT AND AGENCY SECURITIES VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           11.799539            12.220680                8.4749
  01/01/2002         to       12/31/2002           12.220680            12.988538            1,577.1109
  01/01/2003         to       12/31/2003           12.988538            13.064372            1,608.1719
  01/01/2004         to       12/31/2004           13.064372            13.332140            1,341.8273
  01/01/2005         to       12/31/2005           13.332140            13.452082            1,370.4057
============        ====      ==========           =========            =========           ===========

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DWS SMALL CAP GROWTH VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           9.865125             9.564269                10.1367
  01/01/2002         to       12/31/2002           9.564269             6.259309             2,048.1894
  01/01/2003         to       12/31/2003           6.259309             8.185333             2,051.4675
  01/01/2004         to       12/31/2004           8.185333             8.938491               758.5739
  01/01/2005         to       12/31/2005           8.938491             9.414286               758.5739
============        ====      ==========           ========             ========             ==========

CLASS AA




                             1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                19.403176            20.761338
   01/01/2005                                                                20.761338            22.207661
=============                                                                =========            =========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                15.077094            17.786584
   01/01/2005                                                                17.786584            20.624526
=============                                                                =========            =========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                                47.168508            51.437589
   01/01/2005                                                                51.437589            53.496731
=============                                                                =========            =========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                                 6.847729             8.407970
   01/01/2005                                                                 8.407970            10.555071
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                                22.322642            25.693100
   01/01/2005                                                                25.693100            27.885593
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.402499            12.965826
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                13.657809            14.372612
   01/01/2005                                                                14.372612            12.338375
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.127506
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.165670
=============                                                                =========            =========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 6.597854             7.165960
   01/01/2005                                                                 7.165960             8.017990
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                    0.0000
=============                                                                    ======
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                7,686.8827
=============                                                                ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                   53.8236
=============                                                                ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                               18,776.9871
   01/01/2005                                                               39,548.8475
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (FUND 2)
   05/01/2004                                                               11,355.5279
   01/01/2005                                                               19,695.8195
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                               33,055.7222
=============                                                               ===========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                               17,781.8230
   01/01/2005                                                                    0.0000
=============                                                               ===========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                               ===========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                1,665.6208
=============                                                               ===========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                               29,471.3091
   01/01/2005                                                               22,740.5610
=============                                                               ===========

                                1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       11/19/2004
=============                                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       11/19/2004
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       14.431310            14.895701
=============                                                                       =========            =========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       14.715388            15.796607
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       16.104967            17.147561
   01/01/2005                                                                       17.147561            17.145239
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                       14.305507            15.358021
   01/01/2005                                                                       15.358021            14.864274
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                       15.998431            17.210010
   01/01/2005                                                                       17.210010            16.545435
=============                                                                       =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       43.155329            47.778007
   01/01/2005                                                                       47.778007            48.665131
=============                                                                       =========            =========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        8.756346             9.716826
   01/01/2005                                                                        9.716826            10.011111
=============                                                                       =========            =========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       20.043768            23.336992
   01/01/2005                                                                       23.336992            24.840578
=============                                                                       =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        9.735580            11.170897
   01/01/2005                                                                       11.170897            12.812338
=============                                                                       =========            =========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        9.979567             9.932521
   01/01/2005                                                                        9.932521             9.942272
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.474308            14.313282
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                       15.115025            20.711273
   01/01/2005                                                                       20.711273            19.857551
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      14,582.8953
=============                                                                      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           0.0000
=============                                                                      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      40,812.3562
   01/01/2005                                                                      37,732.3419
=============                                                                      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                      14,037.7760
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                           0.0000
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      29,453.9375
   01/01/2005                                                                      28,908.0559
=============                                                                      ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         833.1723
   01/01/2005                                                                       2,493.5899
=============                                                                      ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      18,918.4799
   01/01/2005                                                                      38,455.4621
=============                                                                      ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      54,572.7273
   01/01/2005                                                                      67,268.4416
=============                                                                      ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      15,318.0847
   01/01/2005                                                                           0.0000
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      21,525.3414
=============                                                                      ===========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                       7,226.4916
   01/01/2005                                                                           0.0000
=============                                                                      ===========

                      1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========



                                                                                                          NUMBER OF
                                                               ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                              UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                               BEGINNING OF            END OF           OUTSTANDING AT
                                                                  PERIOD               PERIOD           END OF PERIOD
                                                             ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    7.861263             8.342276           74,624.4012
   01/01/2005                                                    8.342276             8.605857           39,096.0983
=============                                                    ========             ========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   11.652784            12.070302           87,552.2124
   01/01/2005                                                   12.070302            12.158353          114,186.7827
=============                                                   =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   12.568596            14.565078                0.0000
   01/01/2005                                                   14.565078            15.753095                0.0000
=============                                                   =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    6.271657             7.103474           79,218.4620
   01/01/2005                                                    7.103474             8.021608          114,262.3376
=============                                                   =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   11.975352            14.297607           31,941.6447
   01/01/2005                                                   14.297607            16.265528           37,566.1721
=============                                                   =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    9.998767            10.468869           35,323.4884
=============                                                   =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                   43.880664            43.908593            2,788.1386
   01/01/2005                                                   43.908593            44.188654            6,212.8961
=============                                                   =========            =========          ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    9.942177            10.040284          102,307.6252
=============                                                   =========            =========          ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   16.049731            18.044500            2,227.8336
   01/01/2005                                                   18.044500            18.471644            3,751.3585
=============                                                   =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   10.589837            11.357010            9,007.6386
   01/01/2005                                                   11.357010            11.804135           10,182.7740
=============                                                   =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                   11.055459            11.894586          115,879.1229
   01/01/2005                                                   11.894586            12.905737          144,187.8083
=============                                                   =========            =========          ============

                                 1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                      to       12/31/2004
   01/01/2005                                                                      to       12/31/2005
=============                                                                     ====      ==========



                                                                                    ACCUMULATION         ACCUMULATION
                                                                                   UNIT VALUE AT        UNIT VALUE AT
                                                                                    BEGINNING OF            END OF
                                                                                       PERIOD               PERIOD
                                                                                  ---------------      ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        11.667009            13.318846
   01/01/2005                                                                        13.318846            15.428671
=============                                                                        =========            =========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         8.784337             9.719514
   01/01/2005                                                                         9.719514             9.995667
=============                                                                        =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         9.632312            10.461794
   01/01/2005                                                                        10.461794            11.701673
=============                                                                        =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         7.651943             8.476841
   01/01/2005                                                                         8.476841             8.927355
=============                                                                        =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        11.105880            12.026561
   01/01/2005                                                                        12.026561            12.597694
=============                                                                        =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                        49.396368            51.290314
   01/01/2005                                                                        51.290314            53.309267
=============                                                                        =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                        18.480982            19.579325
   01/01/2005                                                                        19.579325            19.782744
=============                                                                        =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.792697            12.776191
   01/01/2005                                                                        12.776191            13.105759
=============                                                                        =========            =========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        12.036546            12.097844
   01/01/2005                                                                        12.097844            12.039003
=============                                                                        =========            =========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        11.895202            12.969860
   01/01/2005                                                                        12.969860            13.222995
=============                                                                        =========            =========



                                                                                     NUMBER OF
                                                                                    ACCUMULATION
                                                                                       UNITS
                                                                                   OUTSTANDING AT
                                                                                   END OF PERIOD
                                                                                  ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            0.0000
   01/01/2005                                                                        1,345.7237
=============                                                                        ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           86.4992
   01/01/2005                                                                       32,033.6767
=============                                                                       ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       61,889.0047
   01/01/2005                                                                       79,296.7275
=============                                                                       ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            0.0000
   01/01/2005                                                                            0.0000
=============                                                                       ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       21,762.4472
   01/01/2005                                                                       49,114.7662
=============                                                                       ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                        9,373.7820
   01/01/2005                                                                       20,478.4288
=============                                                                       ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            0.0000
   01/01/2005                                                                            0.0000
=============                                                                       ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        3,163.1599
   01/01/2005                                                                       11,864.6610
=============                                                                       ===========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        6,661.1851
   01/01/2005                                                                        6,293.5093
=============                                                                       ===========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                            0.0000
   01/01/2005                                                                            0.0000
=============                                                                       ===========

                        1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========



                                                                                                             NUMBER OF
                                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                                     PERIOD               PERIOD           END OF PERIOD
                                                                ---------------      ---------------      ---------------
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                     43.934444            47.658643              0.0000
   01/01/2005                                                     47.658643            49.405839              0.0000
=============                                                     =========            =========              ======
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                     12.217615            13.909535              0.0000
   01/01/2005                                                     13.909535            15.367824              0.0000
=============                                                     =========            =========              ======

CLASS AA




                             1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                10.314681            11.025703
   01/01/2005                                                                11.025703            11.776177
=============                                                                =========            =========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                10.310025            12.150742
   01/01/2005                                                                12.150742            14.068404
=============                                                                =========            =========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                                11.642953            12.684101
   01/01/2005                                                                12.684101            13.172154
=============                                                                =========            =========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                                10.294783            12.627869
   01/01/2005                                                                12.627869            15.828910
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                                 9.402248            10.811123
   01/01/2005                                                                10.811123            11.716144
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.324007            12.863783
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                 7.022543             7.382727
   01/01/2005                                                                 7.382727             6.334705
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.123720
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.161869
=============                                                                =========            =========
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 6.553140             7.110320
   01/01/2005                                                                 7.110320             7.943847
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                    0.0000
=============                                                                    ======
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
   05/01/2004                                                                    0.0000
   01/01/2005                                                                6,664.3296
=============                                                                ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
   05/01/2004                                                                7,043.0502
   01/01/2005                                                                6,342.9655
=============                                                                ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                               34,220.4952
   01/01/2005                                                               40,970.4046
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   05/01/2004                                                               25,691.3114
   01/01/2005                                                               34,900.0447
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              135,909.9894
=============                                                              ============
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                              110,890.2341
   01/01/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                              300,987.3396
   01/01/2005                                                              256,757.4246
=============                                                              ============

                                1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       11/19/2004
=============                                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       11/19/2004
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       14.477060            14.930708
=============                                                                       =========            =========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       15.020493            16.110947
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       15.995949            17.014558
   01/01/2005                                                                       17.014558            16.986823
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                       11.074253            11.877216
   01/01/2005                                                                       11.877216            11.489750
=============                                                                       =========            =========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                       11.427160            12.280336
   01/01/2005                                                                       12.280336            11.800348
=============                                                                       =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       42.863071            47.407274
   01/01/2005                                                                       47.407274            48.215337
=============                                                                       =========            =========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        8.716138             9.662589
   01/01/2005                                                                        9.662589             9.940352
=============                                                                       =========            =========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       20.202701            23.498662
   01/01/2005                                                                       23.498662            24.975286
=============                                                                       =========            =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        9.669653            11.084222
   01/01/2005                                                                       11.084222            12.698204
=============                                                                       =========            =========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        9.911967             9.855432
   01/01/2005                                                                        9.855432             9.860283
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.455514            14.277527
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                       13.610718            18.631496
   01/01/2005                                                                       18.631496            17.854757
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      37,882.3270
=============                                                                      ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                         835.5955
=============                                                                      ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     118,553.3450
   01/01/2005                                                                     139,493.6525
=============                                                                     ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
   05/01/2004                                                                      38,340.5148
   01/01/2005                                                                           0.0000
=============                                                                     ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                         656.7088
   01/01/2005                                                                           0.0000
=============                                                                     ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     124,235.7989
   01/01/2005                                                                     113,963.9762
=============                                                                     ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      20,260.2402
   01/01/2005                                                                      19,110.0319
=============                                                                     ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                      53,879.2163
   01/01/2005                                                                      64,796.1183
=============                                                                     ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     115,450.5339
   01/01/2005                                                                     149,576.1978
=============                                                                     ============
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     350,199.1193
   01/01/2005                                                                           0.0000
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      57,701.0409
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                      28,158.7302
   01/01/2005                                                                           0.0000
=============                                                                     ============

                      1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                 to       12/31/2004
   01/01/2005                                                 to       12/31/2005
=============                                                ====      ==========



                                                                                                          NUMBER OF
                                                               ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                              UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                               BEGINNING OF            END OF           OUTSTANDING AT
                                                                  PERIOD               PERIOD           END OF PERIOD
                                                             ---------------      ---------------      ---------------
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    7.808000             8.277517          243,537.9258
   01/01/2005                                                    8.277517             8.526290          199,821.6503
=============                                                    ========             ========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   11.573887            11.976661          340,152.8475
   01/01/2005                                                   11.976661            12.045993          310,961.1468
=============                                                   =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   13.997639            16.204999            7,156.5539
   01/01/2005                                                   16.204999            17.500594            6,883.6823
=============                                                   =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    6.229156             7.048322          175,594.4137
   01/01/2005                                                    7.048322             7.947436          175,300.7845
=============                                                   =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   11.927402            14.226210           80,241.8424
   01/01/2005                                                   14.226210            16.160130           67,279.3684
=============                                                   =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    9.998644            10.458340           23,167.9952
=============                                                   =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                   42.504269            42.523806              928.7568
   01/01/2005                                                   42.523806            42.731058            3,311.4787
=============                                                   =========            =========          ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    9.860067             9.947469          292,790.8318
=============                                                   =========            =========          ============
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   15.957788            17.923294            3,423.3910
   01/01/2005                                                   17.923294            18.320153            8,826.6342
=============                                                   =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                   10.557975            11.311583           17,927.5627
   01/01/2005                                                   11.311583            11.739347           21,384.8451
=============                                                   =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                   10.980587            11.802287          212,709.5808
   01/01/2005                                                   11.802287            12.786459          232,576.1332
=============                                                   =========            =========          ============

                                   1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            12.822799            14.623726
   01/01/2005                                                                            14.623726            16.914945
=============                                                                            =========            =========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                             8.744763             9.666106
   01/01/2005                                                                             9.666106             9.925888
=============                                                                            =========            =========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                             9.593715            10.409513
   01/01/2005                                                                            10.409513            11.625804
=============                                                                            =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                             9.770763            10.813315
   01/01/2005                                                                            10.813315            11.370986
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            11.014845            11.916121
   01/01/2005                                                                            11.916121            12.463356
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                            11.003981            11.414530
   01/01/2005                                                                            11.414530            11.846113
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.161383            12.943954
   01/01/2005                                                                            12.943954            14.097094
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            18.219189            19.282790
   01/01/2005                                                                            19.282790            19.454003
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                            11.626689            12.583819
   01/01/2005                                                                            12.583819            12.889127
=============                                                                            =========            =========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                            11.979783            12.028821
   01/01/2005                                                                            12.028821            11.952419
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            1,429.0335
   01/01/2005                                                                            1,390.2412
=============                                                                            ==========
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            7,870.2913
   01/01/2005                                                                           23,239.9653
=============                                                                           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           98,379.0737
   01/01/2005                                                                           95,428.7817
=============                                                                           ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           29,741.8297
   01/01/2005                                                                           29,243.8069
=============                                                                           ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                           20,452.0217
   01/01/2005                                                                           31,615.2976
=============                                                                           ===========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   05/01/2004                                                                           49,906.1399
   01/01/2005                                                                           71,749.2131
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            5,124.6290
   01/01/2005                                                                            3,520.0072
=============                                                                           ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                              581.8613
   01/01/2005                                                                              568.0713
=============                                                                           ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                            3,861.3838
   01/01/2005                                                                            6,527.4525
=============                                                                           ===========
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                              105.8178
   01/01/2005                                                                              114.6594
=============                                                                           ===========

                                1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                    to       12/31/2004
   01/01/2005                                                                    to       12/31/2005
=============                                                                   ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                    to       12/31/2004
   01/01/2005                                                                    to       12/31/2005
=============                                                                   ====      ==========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                    to       12/31/2004
   01/01/2005                                                                    to       12/31/2005
=============                                                                   ====      ==========



                                                                                  ACCUMULATION         ACCUMULATION
                                                                                 UNIT VALUE AT        UNIT VALUE AT
                                                                                  BEGINNING OF            END OF
                                                                                     PERIOD               PERIOD
                                                                                ---------------      ---------------
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                       8.151389             8.878981
   01/01/2005                                                                       8.878981             9.038745
=============                                                                       ========             ========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                      11.280104            12.224123
   01/01/2005                                                                      12.224123            12.653328
=============                                                                      =========            =========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                      10.103712            11.491458
   01/01/2005                                                                      11.491458            12.677266
=============                                                                      =========            =========



                                                                                   NUMBER OF
                                                                                  ACCUMULATION
                                                                                     UNITS
                                                                                 OUTSTANDING AT
                                                                                 END OF PERIOD
                                                                                ---------------
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   05/01/2004                                                                        305.8819
   01/01/2005                                                                        286.9282
=============                                                                        ========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                      6,497.9522
   01/01/2005                                                                      7,120.0547
=============                                                                      ==========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                                          0.0000
   01/01/2005                                                                          0.0000
=============                                                                      ==========

CLASS AA




                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.149853            1,634.5859
  01/01/2002         to       12/31/2002           11.149853             8.283479            1,657.6502
  01/01/2003         to       12/31/2003            8.283479            10.537557            1,645.9571
  01/01/2004         to       12/31/2004           10.537557            11.034807            1,643.3542
  01/01/2005         to       12/31/2005           11.034807            11.796229            1,640.7975
============        ====      ==========           =========            =========            ==========
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002           10.455755             8.274422                9.5641
  01/01/2003         to       12/31/2003            8.274422            10.498626                0.0000
  01/01/2004         to       12/31/2004           10.498626            10.963802                0.0000
  01/01/2005         to       12/31/2005           10.963802            11.692564                0.0000
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.525031            1,033.9456
  01/01/2002         to       12/31/2002            9.525031             7.888596            1,064.1345
  01/01/2003         to       12/31/2003            7.888596             9.999711            1,054.5746
  01/01/2004         to       12/31/2004            9.999711            12.178466            1,054.5746
  01/01/2005         to       12/31/2005           12.178466            14.106414            1,054.5746
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES II)
  05/01/2002         to       12/31/2002            9.665202             7.873851            1,704.9159
  01/01/2003         to       12/31/2003            7.873851             9.945120            2,470.1927
  01/01/2004         to       12/31/2004            9.945120            12.082586            2,185.4702
  01/01/2005         to       12/31/2005           12.082586            13.968589            2,211.0183
============        ====      ==========           =========            =========            ==========
 FIDELITY (Reg. TM) VARIABLE INSURANCE PRODUCTS
 VIP EQUITY-INCOME SUB-ACCOUNT (SERVICE CLASS 2)
  04/26/2001         to       12/31/2001           11.741897            11.111610                8.5165
  01/01/2002         to       12/31/2002           11.111610             9.041335            1,732.3729
  01/01/2003         to       12/31/2003            9.041335            11.546785            2,465.1229
  01/01/2004         to       12/31/2004           11.546785            12.614180            2,205.3851
  01/01/2005         to       12/31/2005           12.614180            13.079966              487.0517
============        ====      ==========           =========            =========            ==========

                             1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       04/25/2002
=============                                                             ====      ==========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                              to       12/31/2001
   01/01/2002                                                              to       12/31/2002
   01/01/2003                                                              to       12/31/2003
   01/01/2004                                                              to       12/31/2004
   01/01/2005                                                              to       04/30/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                              to       12/31/2005
=============                                                             ====      ==========



                                                                            ACCUMULATION         ACCUMULATION
                                                                           UNIT VALUE AT        UNIT VALUE AT
                                                                            BEGINNING OF            END OF
                                                                               PERIOD               PERIOD
                                                                          ---------------      ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                                 6.977784             6.957091
   01/01/2002                                                                 6.957091             6.822902
   01/01/2003                                                                 6.822902            10.252540
   01/01/2004                                                                10.252540            12.557490
   01/01/2005                                                                12.557490            15.717185
=============                                                                =========            =========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                 9.492602             8.891510
   01/01/2002                                                                 8.891510             7.111749
   01/01/2003                                                                 7.111749             9.235060
   01/01/2004                                                                 9.235060            10.750454
   01/01/2005                                                                10.750454            11.632986
=============                                                                =========            =========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                11.599133            11.698638
   01/01/2002                                                                11.698638            11.656126
=============                                                                =========            =========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                 4.961921             4.247531
   01/01/2002                                                                 4.247531             3.427434
=============                                                                =========            =========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                11.263622            12.782480
=============                                                                =========            =========
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 7.390419             8.018085
   01/01/2002                                                                 8.018085             5.370516
   01/01/2003                                                                 5.370516             7.038229
   01/01/2004                                                                 7.038229             7.341529
   01/01/2005                                                                 7.341529             6.296271
=============                                                                =========            =========
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.119934
=============                                                                =========            =========
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                10.000000            10.158070
=============                                                                =========            =========



                                                                             NUMBER OF
                                                                            ACCUMULATION
                                                                               UNITS
                                                                           OUTSTANDING AT
                                                                           END OF PERIOD
                                                                          ---------------
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
 TEMPLETON DEVELOPING MARKETS SECURITIES SUB-ACCOUNT (CLASS 2)
   04/10/2001                                                               26,476.0108
   01/01/2002                                                               33,366.3267
   01/01/2003                                                               42,553.2200
   01/01/2004                                                               40,606.4480
   01/01/2005                                                               35,348.1404
=============                                                               ===========
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
   04/02/2001                                                                   10.5345
   01/01/2002                                                                   10.5345
   01/01/2003                                                                  577.8437
   01/01/2004                                                                9,744.1218
   01/01/2005                                                                9,277.2834
=============                                                               ===========
 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 GOLDMAN SACHS GLOBAL INCOME SUB-ACCOUNT
   04/10/2001                                                                  315.1386
   01/01/2002                                                                    0.0000
=============                                                               ===========
 GOLDMAN SACHS INTERNET TO TOLLKEEPER SUB-ACCOUNT
   04/10/2001                                                                   20.1535
   01/01/2002                                                                    0.0000
=============                                                               ===========
 MET INVESTORS SERIES TRUST
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                              103,726.7545
=============                                                              ============
 MET/AIM SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) NEW DISCOVERY SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                               32,965.8884
   01/01/2002                                                               55,133.5616
   01/01/2003                                                               81,491.7590
   01/01/2004                                                               92,070.6186
   01/01/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH AND INCOME ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============
 CYCLICAL GROWTH ETF SUB-ACCOUNT (CLASS B)
   09/30/2005                                                                    0.0000
=============                                                              ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004            6.522523             7.070062          261,246.4626
  01/01/2005         to       12/31/2005            7.070062             7.887068          217,160.1813
============        ====      ==========            ========             ========          ============
 JANUS AGGRESSIVE GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN PREMIER GROWTH SUB-ACCOUNT (CLASS B))
  04/10/2001         to       12/31/2001           13.360301            12.730273           46,090.8741
  01/01/2002         to       12/31/2002           12.730273             8.646800           77,043.4990
  01/01/2003         to       12/31/2003            8.646800            10.477136          125,145.1235
  01/01/2004         to       04/30/2004           10.477136            10.356737          132,731.9286
============        ====      ==========           =========            =========          ============
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.089569              776.3739
  01/01/2002         to       12/31/2002           17.089569            12.568520            2,133.4546
  01/01/2003         to       04/24/2003           12.568520            13.039455            2,127.6105
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.481506              732.1904
  01/01/2002         to       12/31/2002           10.481506             8.594369            1,942.6846
  01/01/2003         to       04/25/2003            8.594369             8.340065            1,940.5412
============        ====      ==========           =========            =========          ============
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.362058            7,091.0646
  01/01/2002         to       12/31/2002           13.362058            14.251499           12,444.4353
  01/01/2003         to       12/31/2003           14.251499            14.523236           26,126.1392
  01/01/2004         to       11/19/2004           14.523236            14.849583           25,002.8136
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.671320                6.7071
  01/01/2002         to       12/31/2002           15.671320            11.416343              404.4832
  01/01/2003         to       12/31/2003           11.416343            14.935490              407.4530
  01/01/2004         to       11/19/2004           14.935490            16.023358              405.6996
============        ====      ==========           =========            =========          ============
 LEGG MASON VALUE EQUITY SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001           11.029498            10.313205           30,449.7061
  01/01/2002         to       12/31/2002           10.313205             7.986347           40,510.5540
  01/01/2003         to       12/31/2003            7.986347             9.556775           39,821.0964
  01/01/2004         to       12/31/2004            9.556775            10.430031           29,357.4315
  01/01/2005         to       12/31/2005           10.430031            10.964002           28,277.8754
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           15.740284            16.740068            3,106.9841
  01/01/2005         to       12/31/2005           16.740068            16.739654            3,130.7675
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - HIGH YIELD SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.738366             7.373879            4,829.3380
  01/01/2002         to       12/31/2002            7.373879             7.148465            6,049.1378
  01/01/2003         to       12/31/2003            7.148465             8.778808            5,579.6200
  01/01/2004         to       04/30/2004            8.778808             8.902118            5,566.8920
============        ====      ==========            ========             ========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.958495            13.934910            2,524.6418
  01/01/2002         to       12/31/2002           13.934910            13.607857           15,349.2954
  01/01/2003         to       12/31/2003           13.607857            15.925780          141,489.9297
  01/01/2004         to       12/31/2004           15.925780            16.918301          154,166.9455
  01/01/2005         to       12/31/2005           16.918301            16.865474           96,907.9733
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) HIGH INCOME SUB-ACCOUNT (SERVICE CLASS))
  04/10/2001         to       12/31/2001            9.733531             9.511941           11,415.8176
  01/01/2002         to       12/31/2002            9.511941             9.559619           16,065.8911
  01/01/2003         to       12/31/2003            9.559619            11.051057           37,725.3784
  01/01/2004         to       12/31/2004           11.051057            11.810963           38,095.7483
  01/01/2005         to       04/30/2005           11.810963            11.420069                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP HIGH INCOME SUB-ACCOUNT (SERVICE CLASS 2))
  04/26/2001         to       12/31/2001           10.000000             9.000486               10.0000
  01/01/2002         to       12/31/2002            9.000486             9.131561               10.0000
  01/01/2003         to       12/31/2003            9.131561            11.368295                0.0000
  01/01/2004         to       12/31/2004           11.368295            12.212649                0.0000
  01/01/2005         to       04/30/2005           12.212649            11.729565                0.0000
============        ====      ==========           =========            =========          ============
 LORD ABBET DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.575580               10.9049
  01/01/2002         to       12/31/2002           10.575580             7.360312            5,908.3833
  01/01/2003         to       04/25/2003            7.360312             7.464640            8,444.5866
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           40.976171            45.351346           23,674.2059
  01/01/2005         to       12/31/2005           45.351346            46.182080           23,516.6438
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.117240                8.1115
  01/01/2002         to       12/31/2002           12.117240             8.299670              673.1608
  01/01/2003         to       12/31/2003            8.299670            10.196192              681.7775
  01/01/2004         to       04/30/2004           10.196192             9.995761            1,592.7009
============        ====      ==========           =========            =========          ============

                                   1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                             8.268891             8.199582
   01/01/2002                                                                             8.199582             6.493162
   01/01/2003                                                                             6.493162             8.249417
   01/01/2004                                                                             8.249417             8.316834
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                             8.657172             8.631869
   01/01/2002                                                                             8.631869             7.516483
   01/01/2003                                                                             7.516483             9.180895
   01/01/2004                                                                             9.180895             9.345810
=============                                                                             ========             ========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            39.907383            41.263886
   01/01/2002                                                                            41.263886            33.183838
   01/01/2003                                                                            33.183838            42.608637
   01/01/2004                                                                            42.608637            47.138957
   01/01/2005                                                                            47.138957            47.870784
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            10.786324             8.281995
   01/01/2003                                                                             8.281995            10.154134
   01/01/2004                                                                            10.154134             9.943881
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                            10.000000             9.949574
   01/01/2002                                                                             9.949574             8.506437
   01/01/2003                                                                             8.506437            10.732635
   01/01/2004                                                                            10.732635            10.745829
=============                                                                            =========            =========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                            11.957464            12.197249
   01/01/2002                                                                            12.197249            10.564552
   01/01/2003                                                                            10.564552            12.985622
   01/01/2004                                                                            12.985622            13.177793
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FOMERLY AMERICAN CENTURY VP INCOME AND GROWTH SUB-ACCOUNT)
   04/10/2001                                                                           71,390.6390
   01/01/2002                                                                          109,098.6506
   01/01/2003                                                                          135,108.1252
   01/01/2004                                                                          128,738.4061
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS GROWTH AND INCOME SUB-ACCOUNT)
   04/10/2001                                                                               11.5511
   01/01/2002                                                                               11.5511
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                            2,262.1461
   01/01/2002                                                                           14,364.5587
   01/01/2003                                                                           60,853.9710
   01/01/2004                                                                           97,968.4229
   01/01/2005                                                                           81,951.4300
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
   05/01/2002                                                                            1,549.3692
   01/01/2003                                                                            2,392.4037
   01/01/2004                                                                            2,392.4037
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                               10.0000
   01/01/2002                                                                               10.0000
   01/01/2003                                                                                0.0000
   01/01/2004                                                                                0.0000
=============                                                                          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
   04/12/2001                                                                           20,428.4505
   01/01/2002                                                                           27,534.2468
   01/01/2003                                                                           28,456.6968
   01/01/2004                                                                           28,417.9337
=============                                                                          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT NEW VALUE AUB-ACCOUNT (CLASS IB))
  04/10/2001         to       12/31/2001           12.663647            12.726824              361.6420
  01/01/2002         to       12/31/2002           12.726824            10.549166              361.2104
  01/01/2003         to       12/31/2003           10.549166            13.726168              352.8591
  01/01/2004         to       04/30/2004           13.726168            13.792454              352.8591
============        ====      ==========           =========            =========              ========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.793111               63.2332
  01/01/2002         to       12/31/2002            8.793111             6.527712            4,850.9936
  01/01/2003         to       12/31/2003            6.527712             8.700539           17,073.6604
  01/01/2004         to       12/31/2004            8.700539             9.608357            7,656.0331
  01/01/2005         to       12/31/2005            9.608357             9.869788            7,636.7196
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           19.906580            23.173605           14,823.9253
  01/01/2005         to       12/31/2005           23.173605            24.645723           14,213.0759
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP VALUE SUB-ACCOUNT)
  04/10/2001         to       12/31/2001           11.138556            12.393257           20,862.5797
  01/01/2002         to       12/31/2002           12.393257            10.635782           26,509.3128
  01/01/2003         to       12/31/2003           10.635782            13.471328           25,759.4468
  01/01/2004         to       04/30/2004           13.471328            13.876463           25,464.4428
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.405673            1,630.4301
  01/01/2002         to       12/31/2002           17.405673            15.456728            9,565.7199
  01/01/2003         to       12/31/2003           15.456728            19.109721           22,182.3037
  01/01/2004         to       12/31/2004           19.109721            23.366842           25,402.8178
  01/01/2005         to       12/31/2005           23.366842            24.798069           24,140.0125
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            9.673473            11.093455                0.0000
  01/01/2005         to       12/31/2005           11.093455            12.723493                0.0000
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY AMERICAN CENTURY VP INTERNATIONAL SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            8.495151             7.166682               11.7714
  01/01/2002         to       12/31/2002            7.166682             5.604760               11.7714
  01/01/2003         to       12/31/2003            5.604760             6.854102                0.0000
  01/01/2004         to       04/30/2004            6.854102             6.914345                0.0000
============        ====      ==========           =========            =========           ===========

                            1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
   01/01/2005                                                                              to
=============                                                                             ====
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                              to
   01/01/2002                                                                              to
   01/01/2003                                                                              to
   01/01/2004                                                                              to
=============                                                                             ====



                                                                                                              ACCUMULATION
                                                                                                             UNIT VALUE AT
                                                                                                              BEGINNING OF
                                                                                                                 PERIOD
                                                                                                            ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           10.955669
   01/01/2002                                                                             12/31/2002           10.268429
   01/01/2003                                                                             12/31/2003            8.374106
   01/01/2004                                                                             04/30/2004           11.909222
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                             12/31/2001           11.035464
   01/01/2002                                                                             12/31/2002            9.712412
   01/01/2003                                                                             12/31/2003            7.789851
   01/01/2004                                                                             04/30/2004           10.366385
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                             12/31/2001            8.739093
   01/01/2002                                                                             12/31/2002            8.354994
   01/01/2003                                                                             12/31/2003            7.237479
   01/01/2004                                                                             12/31/2004            9.386204
   01/01/2005                                                                             12/31/2005           11.021453
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           10.870934
   01/01/2002                                                                             12/31/2002            9.695419
   01/01/2003                                                                             12/31/2003            8.224198
   01/01/2004                                                                             04/30/2004           10.760064
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                             12/31/2001           14.406299
   01/01/2002                                                                             12/31/2002           12.894161
   01/01/2003                                                                             12/31/2003           10.426258
   01/01/2004                                                                             12/31/2004           13.161745
   01/01/2005                                                                             04/30/2005           15.019852
=============                                                                             ==========           =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                             12/31/2001            7.574525
   01/01/2002                                                                             12/31/2002            6.111659
   01/01/2003                                                                             12/31/2003            4.884831
   01/01/2004                                                                             04/30/2004            6.118002
=============                                                                             ==========           =========



                                                                                            ACCUMULATION
                                                                                           UNIT VALUE AT
                                                                                               END OF
                                                                                               PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                10.268429
   01/01/2002                                                                                 8.374106
   01/01/2003                                                                                11.909222
   01/01/2004                                                                                11.952832
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                 9.712412
   01/01/2002                                                                                 7.789851
   01/01/2003                                                                                10.366385
   01/01/2004                                                                                10.109422
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                 8.354994
   01/01/2002                                                                                 7.237479
   01/01/2003                                                                                 9.386204
   01/01/2004                                                                                11.021453
   01/01/2005                                                                                12.607434
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                 9.695419
   01/01/2002                                                                                 8.224198
   01/01/2003                                                                                10.760064
   01/01/2004                                                                                10.656147
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                12.894161
   01/01/2002                                                                                10.426258
   01/01/2003                                                                                13.161745
   01/01/2004                                                                                15.019852
   01/01/2005                                                                                14.568909
=============                                                                                =========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                                 6.111659
   01/01/2002                                                                                 4.884831
   01/01/2003                                                                                 6.118002
   01/01/2004                                                                                 6.212071
=============                                                                                =========



                                                                                             NUMBER OF
                                                                                            ACCUMULATION
                                                                                               UNITS
                                                                                           OUTSTANDING AT
                                                                                           END OF PERIOD
                                                                                          ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY (LIBERTY) NEWPORT TIGER FUND, VARIABLE SERIES SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                    9.1277
   01/01/2002                                                                                    9.1277
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS A)
  (FORMERLY GOLDMAN SACHS INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS A))
   04/10/2001                                                                                    9.0617
   01/01/2002                                                                                    9.0617
   01/01/2003                                                                                    0.0000
   01/01/2004                                                                                    0.0000
=============                                                                                    ======
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                                  276.6536
   01/01/2002                                                                                9,352.8493
   01/01/2003                                                                               62,367.1300
   01/01/2004                                                                              144,384.7077
   01/01/2005                                                                              167,547.5556
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL NEW OPPORTUNITIES SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                                  443.9878
   01/01/2002                                                                                  443.4573
   01/01/2003                                                                                  433.6996
   01/01/2004                                                                                  433.6996
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM VT INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS IB SHARES))
   04/10/2001                                                                               30,437.7453
   01/01/2002                                                                               46,077.4372
   01/01/2003                                                                               60,645.2472
   01/01/2004                                                                               49,186.8266
   01/01/2005                                                                                    0.0000
=============                                                                              ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  (FORMERLY SCUDDER INTERNATIONAL SUB-ACCOUNT (CLASS B))
   04/10/2001                                                                               21,291.0437
   01/01/2002                                                                               35,399.6542
   01/01/2003                                                                               39,279.4215
   01/01/2004                                                                               38,845.7452
=============                                                                              ============

                                1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       04/30/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     to       12/31/2004
   01/01/2005                                                                     to       12/31/2005
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                     to       12/31/2001
   01/01/2002                                                                     to       12/31/2002
   01/01/2003                                                                     to       12/31/2003
   01/01/2004                                                                     to       04/30/2004
=============                                                                    ====      ==========



                                                                                   ACCUMULATION         ACCUMULATION
                                                                                  UNIT VALUE AT        UNIT VALUE AT
                                                                                   BEGINNING OF            END OF
                                                                                      PERIOD               PERIOD
                                                                                 ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                       10.041115            10.122589
   01/01/2002                                                                       10.122589            10.050994
   01/01/2003                                                                       10.050994             9.914562
   01/01/2004                                                                        9.914562             9.799660
   01/01/2005                                                                        9.799660             9.799690
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                       12.436748            14.241861
=============                                                                       =========            =========
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                        9.045586            10.164324
   01/01/2002                                                                       10.164324            10.213326
   01/01/2003                                                                       10.213326            13.945951
   01/01/2004                                                                       13.945951            18.528381
   01/01/2005                                                                       18.528381            17.747247
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        7.771527             8.230659
   01/01/2005                                                                        8.230659             8.465353
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.945879             8.807008
   01/01/2002                                                                        8.807008             7.188696
   01/01/2003                                                                        7.188696             8.531099
   01/01/2004                                                                        8.531099             8.562370
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                        8.119154             7.846220
   01/01/2002                                                                        7.846220             5.954985
   01/01/2003                                                                        5.954985             7.212324
   01/01/2004                                                                        7.212324             7.115002
=============                                                                       =========            =========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       11.749005            10.806499
   01/01/2002                                                                       10.806499             7.989801
   01/01/2003                                                                        7.989801             9.759540
   01/01/2004                                                                        9.759540             9.931205
=============                                                                       =========            =========



                                                                                    NUMBER OF
                                                                                   ACCUMULATION
                                                                                      UNITS
                                                                                  OUTSTANDING AT
                                                                                  END OF PERIOD
                                                                                 ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   04/02/2001                                                                       1,650.6933
   01/01/2002                                                                      56,592.4217
   01/01/2003                                                                     119,443.0019
   01/01/2004                                                                     113,854.5075
   01/01/2005                                                                           0.0000
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                      61,575.1459
=============                                                                     ============
 NEUBERGER BERMAN REAL ESTATE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT SUB-ACCOUNT (CLASS B))
   04/24/2001                                                                      20,882.2789
   01/01/2002                                                                      25,313.2078
   01/01/2003                                                                      37,734.9658
   01/01/2004                                                                      34,639.8145
   01/01/2005                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                     357,874.4935
   01/01/2005                                                                     254,687.9887
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - APPRECIATION SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      30,020.4345
   01/01/2002                                                                      47,683.1985
   01/01/2003                                                                      52,521.1138
   01/01/2004                                                                      52,016.7975
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS VIF - DISCIPLINED STOCK SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                          12.3166
   01/01/2002                                                                          12.3166
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                           8.5114
   01/01/2002                                                                           8.5114
   01/01/2003                                                                           0.0000
   01/01/2004                                                                           0.0000
=============                                                                     ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.074541            10.503380              165.7883
  01/01/2002         to       12/31/2002           10.503380            11.274776            3,405.6802
  01/01/2003         to       12/31/2003           11.274776            11.550473          347,214.2650
  01/01/2004         to       12/31/2004           11.550473            11.908891          398,329.9819
  01/01/2005         to       12/31/2005           11.908891            11.959923          314,209.9923
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.218826              752.9668
  01/01/2002         to       12/31/2002           14.218826            11.005539              858.4182
  01/01/2003         to       12/31/2003           11.005539            13.866110              847.4219
  01/01/2004         to       12/31/2004           13.866110            16.114072              845.6257
  01/01/2005         to       12/31/2005           16.114072            17.376400              844.0579
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004            6.255147             7.081356           60,452.2594
  01/01/2005         to       12/31/2005            7.081356             7.989630           55,583.6440
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS A)
  (FORMERLY INVESCO VIF - DYNAMICS SUB-ACCOUNT)
  04/10/2001         to       12/31/2001            7.687457             7.180915           32,717.8142
  01/01/2002         to       12/31/2002            7.180915             4.802890           58,253.3748
  01/01/2003         to       12/31/2003            4.802890             6.501549           66,794.1807
  01/01/2004         to       04/30/2004            6.501549             6.627953           64,598.0923
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.614667             8.210931               13.1308
  01/01/2002         to       12/31/2002            8.210931             4.512937            8,644.0856
  01/01/2003         to       12/31/2003            4.512937             6.056532          163,208.2613
  01/01/2004         to       12/31/2004            6.056532             7.008410          210,161.2161
  01/01/2005         to       12/31/2005            7.008410             7.890626          149,829.3541
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  05/01/2005         to       12/31/2005           14.993458            17.738948                0.0000
============        ====      ==========           =========            =========          ============
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS A)
  (FORMERLY SVS DREMAN SMALL CAP VALUE SUB-ACCOUNT (SERIES II))
  04/10/2001         to       12/31/2001            8.896468            10.549871               11.2404
  01/01/2002         to       12/31/2002           10.549871             9.185451               11.2404
  01/01/2003         to       12/31/2003            9.185451            12.813681                0.0000
  01/01/2004         to       12/31/2004           12.813681            15.860004                0.0000
  01/01/2005         to       04/30/2005           15.860004            14.877073                0.0000
============        ====      ==========           =========            =========          ============

                               1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       04/30/2004
=============                                                                 ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                  to       12/31/2001
   01/01/2002                                                                  to       12/31/2002
   01/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                  to       12/31/2003
   01/01/2004                                                                  to       12/31/2004
   01/01/2005                                                                  to       12/31/2005
=============                                                                 ====      ==========



                                                                                ACCUMULATION         ACCUMULATION
                                                                               UNIT VALUE AT        UNIT VALUE AT
                                                                                BEGINNING OF            END OF
                                                                                   PERIOD               PERIOD
                                                                              ---------------      ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    11.891543            14.169346
   01/01/2005                                                                    14.169346            16.071495
=============                                                                    =========            =========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                    10.000000            11.066056
   01/01/2002                                                                    11.066056            10.175919
   01/01/2003                                                                    10.175919            14.081587
   01/01/2004                                                                    14.081587            14.259919
=============                                                                    =========            =========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                     9.998521            10.447819
=============                                                                    =========            =========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                    41.171037            41.182681
   01/01/2005                                                                    41.182681            41.321531
=============                                                                    =========            =========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                     9.799354             9.876390
=============                                                                    =========            =========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    15.866371            17.802902
   01/01/2005                                                                    17.802902            18.169902
=============                                                                    =========            =========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                    10.000000             7.795430
   01/01/2003                                                                     7.795430            10.523522
   01/01/2004                                                                    10.523522            11.266366
   01/01/2005                                                                    11.266366            11.674945
=============                                                                    =========            =========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                    10.196255            10.124913
   01/01/2002                                                                    10.124913             8.298345
   01/01/2003                                                                     8.298345            10.655482
   01/01/2004                                                                    10.655482            11.735525
   01/01/2005                                                                    11.735525            12.695134
=============                                                                    =========            =========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                    10.000000            12.589326
   01/01/2004                                                                    12.589326            14.587130
   01/01/2005                                                                    14.587130            16.847404
=============                                                                    =========            =========



                                                                                 NUMBER OF
                                                                                ACCUMULATION
                                                                                   UNITS
                                                                               OUTSTANDING AT
                                                                               END OF PERIOD
                                                                              ---------------
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   74,639.3149
   01/01/2005                                                                   43,578.6208
=============                                                                   ===========
 THIRD AVENUE SMALL CAP VALUE SUB-ACCOUNT (CLASS B)
  (FORMERLY ALLIANCEBERNSTEIN VPS SMALL CAP VALUE SUB-ACCOUNT (CLASS B))
   05/01/2001                                                                       10.0000
   01/01/2002                                                                       10.0000
   01/01/2003                                                                        0.0000
   01/01/2004                                                                        0.0000
=============                                                                   ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                    2,255.5610
=============                                                                   ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   11/19/2004                                                                        0.0000
   01/01/2005                                                                    1,397.4431
=============                                                                   ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                                   79,544.2847
=============                                                                   ===========
 BLACKROCK STRATEGIC VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                        0.5794
   01/01/2005                                                                        0.0000
=============                                                                   ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                       10.0000
   01/01/2003                                                                        0.0000
   01/01/2004                                                                      591.8326
   01/01/2005                                                                      589.3334
=============                                                                   ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                                      173.3580
   01/01/2002                                                                   10,833.8340
   01/01/2003                                                                  168,382.9138
   01/01/2004                                                                  271,643.7885
   01/01/2005                                                                  277,020.8442
=============                                                                  ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   16,218.1039
   01/01/2004                                                                   16,740.3174
   01/01/2005                                                                   14,487.2181
=============                                                                  ============

                              1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       04/30/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                 to       12/31/2001
   01/01/2002                                                                 to       12/31/2002
   01/01/2003                                                                 to       12/31/2003
   01/01/2004                                                                 to       04/30/2004
=============                                                                ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 to       12/31/2004
   01/01/2005                                                                 to       12/31/2005
=============                                                                ====      ==========



                                                                               ACCUMULATION         ACCUMULATION
                                                                              UNIT VALUE AT        UNIT VALUE AT
                                                                               BEGINNING OF            END OF
                                                                                  PERIOD               PERIOD
                                                                             ---------------      ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    8.705366             9.612991
   01/01/2005                                                                    9.612991             9.856596
=============                                                                    ========             ========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                    9.564860            10.367887
   01/01/2005                                                                   10.367887            11.562016
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                   10.740070            11.505159
=============                                                                   =========            =========
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                    8.158267             7.945482
   01/01/2002                                                                    7.945482             6.044010
   01/01/2003                                                                    6.044010             7.601675
   01/01/2004                                                                    7.601675             8.238601
   01/01/2005                                                                    8.238601             7.850487
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   10.000000             8.263852
   01/01/2003                                                                    8.263852             9.864141
   01/01/2004                                                                    9.864141            10.770073
   01/01/2005                                                                   10.770073            11.308589
=============                                                                   =========            =========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                   10.000000            11.797482
   01/01/2004                                                                   11.797482            11.997376
=============                                                                   =========            =========
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                   10.665345            10.908456
   01/01/2002                                                                   10.908456            11.591189
   01/01/2003                                                                   11.591189            12.533942
   01/01/2004                                                                   12.533942            12.484757
=============                                                                   =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                   10.924556            11.806694
   01/01/2005                                                                   11.806694            12.330450
=============                                                                   =========            =========



                                                                                NUMBER OF
                                                                               ACCUMULATION
                                                                                  UNITS
                                                                              OUTSTANDING AT
                                                                              END OF PERIOD
                                                                             ---------------
 FRANKLIN TEMPLETON SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                       0.0000
   01/01/2005                                                                   2,241.2549
=============                                                                   ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                 142,638.4997
   01/01/2005                                                                 102,774.4863
=============                                                                 ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
   05/01/2005                                                                  68,951.0156
=============                                                                 ============
 METLIFE STOCK INDEX SUB-ACCOUNT (CLASS B)
  (FORMERLY DREYFUS STOCK INDEX FUND SUB-ACCOUNT (SERVICE SHARES))
   04/10/2001                                                                      12.2575
   01/01/2002                                                                      12.2575
   01/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
   01/01/2005                                                                       0.0000
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                                   4,319.9123
   01/01/2003                                                                  53,285.9772
   01/01/2004                                                                  54,441.8442
   01/01/2005                                                                  49,279.1751
=============                                                                 ============
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) RESEARCH MANAGERS SUB-ACCOUNT (CLASS B))
   05/01/2003                                                                       0.0000
   01/01/2004                                                                       0.0000
=============                                                                 ============
 SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUT (CLASS B)
  (FORMERLY MFS (Reg. TM) STRATEGIC INCOME SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                       9.3762
   01/01/2002                                                                     916.3955
   01/01/2003                                                                   2,339.6784
   01/01/2004                                                                   2,879.8433
=============                                                                 ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                  10,821.3806
   01/01/2005                                                                  11,085.3529
=============                                                                 ============

                                   1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       04/30/2004
=============                                                                         ====      ==========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                          to       12/31/2001
   01/01/2002                                                                          to       12/31/2002
   01/01/2003                                                                          to       12/31/2003
   01/01/2004                                                                          to       12/31/2004
   01/01/2005                                                                          to       12/31/2005
=============                                                                         ====      ==========



                                                                                        ACCUMULATION         ACCUMULATION
                                                                                       UNIT VALUE AT        UNIT VALUE AT
                                                                                        BEGINNING OF            END OF
                                                                                           PERIOD               PERIOD
                                                                                      ---------------      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                            13.158597            11.933961
   01/01/2002                                                                            11.933961             7.752653
   01/01/2003                                                                             7.752653             9.893753
   01/01/2004                                                                             9.893753            10.084335
=============                                                                            =========            =========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                            14.011787            12.576934
   01/01/2002                                                                            12.576934             8.609956
   01/01/2003                                                                             8.609956            11.208363
   01/01/2004                                                                            11.208363            11.351579
   01/01/2005                                                                            11.351579            11.763177
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                            12.031163            12.792619
   01/01/2005                                                                            12.792619            13.911464
=============                                                                            =========            =========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                            11.207439            12.161685
   01/01/2002                                                                            12.161685             8.518278
   01/01/2003                                                                             8.518278            11.482618
   01/01/2004                                                                            11.482618            11.683449
=============                                                                            =========            =========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            17.961102            18.990743
   01/01/2005                                                                            18.990743            19.130722
=============                                                                            =========            =========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                             9.813112             9.924556
   01/01/2002                                                                             9.924556             9.631487
   01/01/2003                                                                             9.631487            11.629367
   01/01/2004                                                                            11.629367            12.513638
   01/01/2005                                                                            12.513638            12.798080
=============                                                                            =========            =========



                                                                                         NUMBER OF
                                                                                        ACCUMULATION
                                                                                           UNITS
                                                                                       OUTSTANDING AT
                                                                                       END OF PERIOD
                                                                                      ---------------
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MFS (Reg. TM) EMERGING GROWTH SUB-ACCOUNT (SERVICE CLASS))
   04/10/2001                                                                              331.8841
   01/01/2002                                                                              715.8196
   01/01/2003                                                                              707.7567
   01/01/2004                                                                              707.7567
=============                                                                              ========
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY VIP GROWTH SUB-ACCOUNT (SERVICE CLASS 2))
   04/26/2001                                                                                7.1368
   01/01/2002                                                                            1,474.9209
   01/01/2003                                                                            2,781.6558
   01/01/2004                                                                           13,853.7463
   01/01/2005                                                                           15,780.8324
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                                              971.5539
   01/01/2005                                                                              916.7716
=============                                                                           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                                                8.9226
   01/01/2002                                                                               93.1179
   01/01/2003                                                                               78.8962
   01/01/2004                                                                              998.4306
=============                                                                           ===========
 WESTERN ASSET MANAGEMENT STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  (FORMERLY SALOMON BROTHERS STRATEGIC BOND OPPORTUNITIES SUB-ACCOUNT (CLASS B))
   05/01/2004                                                                            1,168.6701
   01/01/2005                                                                            1,119.8768
=============                                                                           ===========
 PIMCO VARIABLE INSURANCE TRUST
 PIMCO VIT HIGH YIELD SUB-ACCOUNT (ADMINISTRATIVE CLASS)
   04/10/2001                                                                               10.1904
   01/01/2002                                                                              286.7113
   01/01/2003                                                                            1,287.0200
   01/01/2004                                                                            1,819.4922
   01/01/2005                                                                            3,394.0360
=============                                                                           ===========

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 PIMCO VIT LOW DURATION SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.898695            11.315125                9.1754
  01/01/2002         to       12/31/2002           11.315125            11.897675            1,825.4716
  01/01/2003         to       12/31/2003           11.897675            11.960083            1,826.3609
  01/01/2004         to       12/31/2004           11.960083            11.961732            1,814.8498
  01/01/2005         to       12/31/2005           11.961732            11.867987            2,780.5521
============        ====      ==========           =========            =========            ==========
 PIMCO VIT STOCKSPLUS GROWTH AND INCOME SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001            8.168710             8.085799               12.2418
  01/01/2002         to       12/31/2002            8.085799             6.335664               12.2418
  01/01/2003         to       12/31/2003            6.335664             8.113168                0.0000
  01/01/2004         to       12/31/2004            8.113168             8.829449                0.0000
  01/01/2005         to       12/31/2005            8.829449             8.974888                0.0000
============        ====      ==========           =========            =========            ==========
 PIMCO VIT TOTAL RETURN SUB-ACCOUNT (ADMINISTRATIVE CLASS)
  04/10/2001         to       12/31/2001           10.990799            11.459325           31,005.3872
  01/01/2002         to       12/31/2002           11.459325            12.277043           37,337.3338
  01/01/2003         to       12/31/2003           12.277043            12.667701           37,093.3186
  01/01/2004         to       12/31/2004           12.667701            13.044403           33,309.0539
  01/01/2005         to       12/31/2005           13.044403            13.126659           34,087.9483
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.190345                8.6360
  01/01/2002         to       12/31/2002           11.190345             8.903701                8.6360
  01/01/2003         to       12/31/2003            8.903701            11.139506                0.0000
  01/01/2004         to       12/31/2004           11.139506            12.155928                0.0000
  01/01/2005         to       12/31/2005           12.155928            12.563934                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VT VISTA SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.886743            11.004394              635.5936
  01/01/2002         to       12/31/2002           11.004394             7.500515            1,036.0499
  01/01/2003         to       12/31/2003            7.500515             9.810046            1,026.7947
  01/01/2004         to       12/31/2004            9.810046            11.427320            1,026.4894
  01/01/2005         to       12/31/2005           11.427320            12.587676              269.3584
============        ====      ==========           =========            =========           ===========
 SCUDDER VARIABLE SERIES II
 DWS GOVERNMENT AND AGENCY SECURITIES VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           11.799539            12.207514                8.4749
  01/01/2002         to       12/31/2002           12.207514            12.955100              573.4382
  01/01/2003         to       12/31/2003           12.955100            13.011200              521.2509
  01/01/2004         to       12/31/2004           13.011200            13.257919                0.0000
  01/01/2005         to       12/31/2005           13.257919            13.357193                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 DWS SMALL CAP GROWTH VIP SUB-ACCOUNT (SERIES II)
  04/10/2001         to       12/31/2001           9.865125             9.553958               10.1367
  01/01/2002         to       12/31/2002           9.553958             6.243156              194.2877
  01/01/2003         to       12/31/2003           6.243156             8.151985                0.0000
  01/01/2004         to       12/31/2004           8.151985             8.888694                0.0000
  01/01/2005         to       12/31/2005           8.888694             9.347852                0.0000
============        ====      ==========           ========             ========              ========

The following charts list the Condensed Financial Information (the accumulation unit value information for the accumulation units outstanding) for contracts issued as of December 31, 2005. See "Purchase - Accumulation Units" in the prospectus for information on how accumulation unit values are calculated. The charts present accumulation unit values based upon which riders you select. The charts are in addition to the charts in the prospectus.




CLASS B




                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.170733            2,193.1556
  01/01/2002         to       12/31/2002           11.170733             8.319806            8,582.8946
  01/01/2003         to       12/31/2003            8.319806            10.610223            9,077.3115
  01/01/2004         to       12/31/2004           10.610223            11.138793            4,978.2520
  01/01/2005         to       12/31/2005           11.138793            11.937104            4,962.9851
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.542879            2,521.5419
  01/01/2002         to       12/31/2002            9.542879             7.923193            2,519.2420
  01/01/2003         to       12/31/2003            7.923193            10.068687            2,505.0229
  01/01/2004         to       12/31/2004           10.068687            12.293226            1,933.1765
  01/01/2005         to       12/31/2005           12.293226            14.274871            2,195.9574
============        ====      ==========           =========            =========            ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  04/02/2001         to       12/31/2001            9.492602             8.908162               10.5345
  01/01/2002         to       12/31/2002            8.908162             7.142932            2,140.4107
  01/01/2003         to       12/31/2003            7.142932             9.298745           14,204.3885
  01/01/2004         to       12/31/2004            9.298745            10.851748           24,984.2603
  01/01/2005         to       12/31/2005           10.851748            11.771900           29,412.9293
============        ====      ==========           =========            =========           ===========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           12.599543            12.933004                7.9368
  01/01/2002         to       12/31/2002           12.933004            10.379482              600.0213
  01/01/2003         to       12/31/2003           10.379482            13.504219              589.6139
  01/01/2004         to       12/31/2004           13.504219            15.426876              587.5037
  01/01/2005         to       12/31/2005           15.426876            16.536666              585.4253
============        ====      ==========           =========            =========           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.121564            1,376.6355
  01/01/2002         to       12/31/2002           17.121564            12.623646            2,823.7567
  01/01/2003         to       04/24/2003           12.623646            13.106879            2,819.1219
============        ====      ==========           =========            =========            ==========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.501147              470.9543
  01/01/2002         to       12/31/2002           10.501147             8.632060              470.9543
  01/01/2003         to       04/25/2003            8.632060             8.383197              470.9543
============        ====      ==========           =========            =========            ==========
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.387055            4,848.5062
  01/01/2002         to       12/31/2002           13.387055            14.313884           39,967.4057
  01/01/2003         to       12/31/2003           14.313884            14.623334           51,060.5203
  01/01/2004         to       11/19/2004           14.623334            14.985048           59,273.7047
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.700656              559.8207
  01/01/2002         to       12/31/2002           15.700656            11.466409            1,808.7533
  01/01/2003         to       12/31/2003           11.466409            15.038501            2,564.0067
  01/01/2004         to       11/19/2004           15.038501            16.169597            2,469.2074
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            11.980868            1,956.3825
  01/01/2004         to       12/31/2004           11.980868            13.887916            6,539.6704
  01/01/2005         to       12/31/2005           13.887916            14.214885            7,926.6038
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.959643            13.962133            8,168.4712
  01/01/2002         to       12/31/2002           13.962133            13.668578           16,133.3381
  01/01/2003         to       12/31/2003           13.668578            16.036858          113,250.8997
  01/01/2004         to       12/31/2004           16.036858            17.079057          101,893.0522
  01/01/2005         to       12/31/2005           17.079057            17.068231           74,375.2510
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.595365                0.0000
  01/01/2002         to       12/31/2002           10.595365             7.392581            2,755.2698
  01/01/2003         to       04/25/2003            7.392581             7.503232            2,752.0619
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           42.480556            47.094351           15,293.1836
  01/01/2005         to       12/31/2005           47.094351            48.076720           12,568.3339
============        ====      ==========           =========            =========          ============

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.139920            5,756.2592
  01/01/2002         to       12/31/2002           12.139920             8.336069            4,507.4375
  01/01/2003         to       12/31/2003            8.336069            10.266527            6,372.4912
  01/01/2004         to       04/30/2004           10.266527            10.072988            6,451.1218
============        ====      ==========           =========            =========            ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           39.910653            41.344503           17,245.9811
  01/01/2002         to       12/31/2002           41.344503            33.332049           26,942.6715
  01/01/2003         to       12/31/2003           33.332049            42.905952           71,691.6496
  01/01/2004         to       12/31/2004           42.905952            47.587002           68,471.3810
  01/01/2005         to       12/31/2005           47.587002            48.446417           58,121.9750
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.815494             8.318328               80.7748
  01/01/2003         to       12/31/2003            8.318328            10.224189              425.0698
  01/01/2004         to       04/30/2004           10.224189            10.020717              424.5266
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  04/12/2001         to       12/31/2001           11.957464            12.219247            3,223.7328
  01/01/2002         to       12/31/2002           12.219247            10.610126            7,856.6885
  01/01/2003         to       12/31/2003           10.610126            13.074268            8,210.9174
  01/01/2004         to       04/30/2004           13.074268            13.278657            8,063.0451
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.809572            2,043.6725
  01/01/2002         to       12/31/2002            8.809572             6.556337            5,364.3615
  01/01/2003         to       12/31/2003            6.556337             8.760522            9,045.4348
  01/01/2004         to       12/31/2004            8.760522             9.698886            9,054.9744
  01/01/2005         to       12/31/2005            9.698886             9.987647           11,147.1527
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.438226            4,641.5827
  01/01/2002         to       12/31/2002           17.438226            15.524450           18,885.4863
  01/01/2003         to       12/31/2003           15.524450            19.241447           34,023.1182
  01/01/2004         to       12/31/2004           19.241447            23.586938           37,285.8459
  01/01/2005         to       12/31/2005           23.586938            25.094115           37,149.8014
============        ====      ==========           =========            =========           ===========

                                 1.55% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.739813             8.371336            1,930.9534
  01/01/2002         to       12/31/2002            8.371336             7.269814            5,925.7458
  01/01/2003         to       12/31/2003            7.269814             9.451731           47,789.4642
  01/01/2004         to       12/31/2004            9.451731            11.126240           96,389.9982
  01/01/2005         to       12/31/2005           11.126240            12.759052           97,625.0930
============        ====      ==========           =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.041941            10.142360                9.9589
  01/01/2002         to       12/31/2002           10.142360            10.095827           15,478.5104
  01/01/2003         to       12/31/2003           10.095827             9.983712           11,961.9825
  01/01/2004         to       12/31/2004            9.983712             9.892782           78,810.9568
  01/01/2005         to       04/30/2005            9.892782             9.900879                0.0000
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.897927             8.567167           95,134.7548
============        ====      ==========           =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.610052            12.022053          252,587.0740
  01/01/2005         to       12/31/2005           12.022053            12.103714          193,743.2413
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001            9.755873            10.132982               10.2502
  01/01/2002         to       12/31/2002           10.132982            12.087221               10.2502
  01/01/2003         to       12/31/2003           12.087221            14.571765                0.0000
  01/01/2004         to       04/30/2004           14.571765            14.178039                0.0000
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.245441                7.6734
  01/01/2002         to       12/31/2002           14.245441            11.053795            1,002.2128
  01/01/2003         to       12/31/2003           11.053795            13.961730            1,027.7213
  01/01/2004         to       12/31/2004           13.961730            16.265910            1,067.4580
  01/01/2005         to       12/31/2005           16.265910            17.583892            1,066.2679
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.075452            11.989635            9,867.2327
  01/01/2005         to       12/31/2005           11.989635            12.552755           17,229.1185
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001           13.874050            13.290455            1,267.3965
  01/01/2002         to       12/31/2002           13.290455            10.051367            2,305.8395
  01/01/2003         to       12/31/2003           10.051367            12.563726            2,298.6318
  01/01/2004         to       04/30/2004           12.563726            12.572003            2,298.6318
============        ====      ==========           =========            =========          ============

                     1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   04/02/2001                                               to       12/31/2001
   01/01/2002                                               to       12/31/2002
   01/01/2003                                               to       12/31/2003
   01/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                               to       12/31/2001
   01/01/2002                                               to       12/31/2002
   01/01/2003                                               to       12/31/2003
   01/01/2004                                               to       04/30/2004
=============                                              ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                               to       12/31/2002
   01/01/2003                                               to       12/31/2003
   01/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                               to       12/31/2001
   01/01/2002                                               to       12/31/2002
   01/01/2003                                               to       12/31/2003
   01/01/2004                                               to       12/31/2004
   01/01/2005                                               to       12/31/2005
=============                                              ====      ==========



                                                                                                        NUMBER OF
                                                             ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                            UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                             BEGINNING OF            END OF           OUTSTANDING AT
                                                                PERIOD               PERIOD           END OF PERIOD
                                                           ---------------      ---------------      ---------------
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
   04/02/2001                                                  7.615300             8.226988            1,613.9483
   01/01/2002                                                  8.226988             4.533110            3,621.6049
   01/01/2003                                                  4.533110             6.098811          109,954.3551
   01/01/2004                                                  6.098811             7.075043          134,925.7963
   01/01/2005                                                  7.075043             7.985522           98,230.0301
=============                                                  ========             ========          ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                 12.248977            13.045836            6,533.9778
   01/01/2005                                                 13.045836            14.222221            4,598.1353
=============                                                 =========            =========          ============
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                 11.207439            12.184460                8.9226
   01/01/2002                                                 12.184460             8.555648                8.9226
   01/01/2003                                                  8.555648            11.561812            2,345.8869
   01/01/2004                                                 11.561812            11.773691            6,652.2662
=============                                                 =========            =========          ============
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                  9.998726            10.465357           16,798.6109
=============                                                 =========            =========          ============
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                 43.554407            43.697348              894.8783
=============                                                 =========            =========          ============
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                  9.900743             9.995128           71,699.1752
=============                                                 =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                 10.000000             7.808491            6,018.1804
   01/01/2003                                                  7.808491            10.567500           10,572.2917
   01/01/2004                                                 10.567500            11.341842           28,242.9990
   01/01/2005                                                 11.341842            11.782494           27,031.3622
=============                                                 =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                 10.197092            10.144691            1,905.9408
   01/01/2002                                                 10.144691             8.335400           11,033.7659
   01/01/2003                                                  8.335400            10.729806          116,702.4230
   01/01/2004                                                 10.729806            11.847038          186,284.9180
   01/01/2005                                                 11.847038            12.847742          166,649.5060
=============                                                 =========            =========          ============

                         1.55% SEPARATE ACCOUNT PRODUCT CHARGES
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       04/30/2005
=============                                                      ====      ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   04/10/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.610360           13,265.5343
   01/01/2004                                                         12.610360            14.648163           15,678.7576
   01/01/2005                                                         14.648163            16.960108           14,478.7883
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.723681            11.668521           28,707.3898
=============                                                         =========            =========           ===========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            11.720239                0.0000
   01/01/2004                                                         11.720239            12.078039            2,706.9303
   01/01/2005                                                         12.078039            11.103774                0.0000
=============                                                         =========            =========           ===========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             8.277696           18,696.6270
   01/01/2003                                                          8.277696             9.905380           66,626.9804
   01/01/2004                                                          9.905380            10.842241           72,382.2899
   01/01/2005                                                         10.842241            11.412777           51,930.3208
=============                                                         =========            =========           ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             9.114200              176.5401
   01/01/2003                                                          9.114200            10.475325            1,495.5056
   01/01/2004                                                         10.475325            11.447329            6,108.7161
   01/01/2005                                                         11.447329            11.593093            5,839.8743
=============                                                         =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         14.190605            16.603445                0.0000
=============                                                         =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2003                                                         10.000000            12.025534              271.6234
   01/01/2004                                                         12.025534            13.239350            4,210.1333
   01/01/2005                                                         13.239350            13.754048            4,130.6141
=============                                                         =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   04/10/2001                                                         11.579412            11.210673            1,342.5056
   01/01/2002                                                         11.210673             8.942238            2,043.8923
   01/01/2003                                                          8.942238            11.215695            9,336.6909
   01/01/2004                                                         11.215695            12.269782            8,858.2789
   01/01/2005                                                         12.269782            12.713260            8,445.0789
=============                                                         =========            =========           ===========

CLASS B




                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.162385            7,311.7802
  01/01/2002         to       12/31/2002           11.162385             8.305264           10,417.8186
  01/01/2003         to       12/31/2003            8.305264            10.581112           10,965.8865
  01/01/2004         to       12/31/2004           10.581112            11.097097           11,231.4951
  01/01/2005         to       12/31/2005           11.097097            11.880570           10,778.7236
============        ====      ==========           =========            =========           ===========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.535727              526.3286
  01/01/2002         to       12/31/2002            9.535727             7.909335              541.3707
  01/01/2003         to       12/31/2003            7.909335            10.041034                0.0000
  01/01/2004         to       12/31/2004           10.041034            12.247186                0.0000
  01/01/2005         to       12/31/2005           12.247186            14.207240              183.8374
============        ====      ==========           =========            =========           ===========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  04/02/2001         to       12/31/2001            9.492602             8.901506              461.4075
  01/01/2002         to       12/31/2002            8.901506             7.130450            2,807.8021
  01/01/2003         to       12/31/2003            7.130450             9.273224            5,311.9503
  01/01/2004         to       12/31/2004            9.273224            10.811123           25,691.3114
  01/01/2005         to       12/31/2005           10.811123            11.716144           34,900.0447
============        ====      ==========           =========            =========           ===========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           12.599543            12.923341                7.9368
  01/01/2002         to       12/31/2002           12.923341            10.361354              325.8700
  01/01/2003         to       12/31/2003           10.361354            13.467177              328.0052
  01/01/2004         to       12/31/2004           13.467177            15.369147              307.8469
  01/01/2005         to       12/31/2005           15.369147            16.458365              296.6920
============        ====      ==========           =========            =========           ===========
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.108764              657.8996
  01/01/2002         to       12/31/2002           17.108764            12.601558            1,964.5527
  01/01/2003         to       04/24/2003           12.601558            13.079856            2,343.6620
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.493282                8.7980
  01/01/2002         to       12/31/2002           10.493282             8.616959                8.7980
  01/01/2003         to       04/25/2003            8.616959             8.365912                0.0000
============        ====      ==========           =========            =========           ===========

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.377050            5,219.7784
  01/01/2002         to       12/31/2002           13.377050            14.288890           20,958.8089
  01/01/2003         to       12/31/2003           14.288890            14.583206           29,940.8037
  01/01/2004         to       11/19/2004           14.583206            14.930708           37,882.3270
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.688912            1,512.3557
  01/01/2002         to       12/31/2002           15.688912            11.446361            1,526.7737
  01/01/2003         to       12/31/2003           11.446361            14.997217              838.8436
  01/01/2004         to       11/19/2004           14.997217            16.110947              835.5955
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            11.972863                0.0000
  01/01/2004         to       12/31/2004           11.972863            13.864733            4,589.4366
  01/01/2005         to       12/31/2005           13.864733            14.177012            6,246.4833
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.959185            13.951241            8,553.7396
  01/01/2002         to       12/31/2002           13.951241            13.644245          103,615.7632
  01/01/2003         to       12/31/2003           13.644245            15.992320          186,800.7013
  01/01/2004         to       12/31/2004           15.992320            17.014558          118,553.3450
  01/01/2005         to       12/31/2005           17.014558            16.986823          139,493.6525
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.587451            1,338.0137
  01/01/2002         to       12/31/2002           10.587451             7.379656            5,878.5934
  01/01/2003         to       04/25/2003            7.379656             7.487776            6,890.6689
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           41.872288            46.389254           19,179.7826
  01/01/2005         to       12/31/2005           46.389254            47.309714           17,700.1080
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.130840           10,835.3030
  01/01/2002         to       12/31/2002           12.130840             8.321485           13,981.5352
  01/01/2003         to       12/31/2003            8.321485            10.238325           13,664.4029
  01/01/2004         to       04/30/2004           10.238325            10.042015           13,855.8228
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           39.909345            41.312239           15,514.9738
  01/01/2002         to       12/31/2002           41.312239            33.272684          100,186.4942
  01/01/2003         to       12/31/2003           33.272684            42.786777          132,230.3034
  01/01/2004         to       12/31/2004           42.786777            47.407274          124,235.7989
  01/01/2005         to       12/31/2005           47.407274            48.215337          113,963.9762
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.803813             8.303774              241.0308
  01/01/2003         to       12/31/2003            8.303774            10.196100              699.2060
  01/01/2004         to       04/30/2004           10.196100             9.989902              699.2060
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  04/12/2001         to       12/31/2001           11.957464            12.210438           12,778.4336
  01/01/2002         to       12/31/2002           12.210438            10.591865           13,616.7431
  01/01/2003         to       12/31/2003           10.591865            13.038724           15,959.9159
  01/01/2004         to       04/30/2004           13.038724            13.238207           15,991.9133
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.802984            9,292.0785
  01/01/2002         to       12/31/2002            8.802984             6.544880           21,387.1753
  01/01/2003         to       12/31/2003            6.544880             8.736494           26,241.0823
  01/01/2004         to       12/31/2004            8.736494             9.662589           20,260.2402
  01/01/2005         to       12/31/2005            9.662589             9.940352           19,110.0319
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.425201           11,660.6097
  01/01/2002         to       12/31/2002           17.425201            15.497327           33,631.0251
  01/01/2003         to       12/31/2003           15.497327            19.188657           40,858.0245
  01/01/2004         to       12/31/2004           19.188657            23.498662           53,879.2163
  01/01/2005         to       12/31/2005           23.498662            24.975286           64,796.1183
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.739526             8.364799            5,535.7263
  01/01/2002         to       12/31/2002            8.364799             7.256874           48,101.6017
  01/01/2003         to       12/31/2003            7.256874             9.425479           63,712.7516
  01/01/2004         to       12/31/2004            9.425479            11.084222          115,450.5339
  01/01/2005         to       12/31/2005           11.084222            12.698204          149,576.1978
============        ====      ==========           =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.041611            10.134443           36,451.6327
  01/01/2002         to       12/31/2002           10.134443            10.077868          333,927.2498
  01/01/2003         to       12/31/2003           10.077868             9.955999          380,669.4091
  01/01/2004         to       12/31/2004            9.955999             9.855432          350,199.1193
  01/01/2005         to       04/30/2005            9.855432             9.860283                0.0000
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.865453             8.526290          199,821.6503
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.573887            11.976661          340,152.8475
  01/01/2005         to       12/31/2005           11.976661            12.045993          310,961.1468
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001            9.755873            10.125396               10.2502
  01/01/2002         to       12/31/2002           10.125396            12.066122               10.2502
  01/01/2003         to       12/31/2003           12.066122            14.531807                0.0000
  01/01/2004         to       04/30/2004           14.531807            14.134513                0.0000
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.234792            2,152.2695
  01/01/2002         to       12/31/2002           14.234792            11.034466            6,352.2446
  01/01/2003         to       12/31/2003           11.034466            13.923398            7,251.1998
  01/01/2004         to       12/31/2004           13.923398            16.204999            7,156.5539
  01/01/2005         to       12/31/2005           16.204999            17.500594            6,883.6823
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.014845            11.916121           20,452.0217
  01/01/2005         to       12/31/2005           11.916121            12.463356           31,615.2976
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001           13.874050            13.280510               83.3622
  01/01/2002         to       12/31/2002           13.280510            10.033783              509.4551
  01/01/2003         to       12/31/2003           10.033783            12.529229              512.3333
  01/01/2004         to       04/30/2004           12.529229            12.533363              520.8474
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.615046             8.220557            1,372.2868
  01/01/2002         to       12/31/2002            8.220557             4.525032           77,425.7419
  01/01/2003         to       12/31/2003            4.525032             6.081870          187,981.8823
  01/01/2004         to       12/31/2004            6.081870             7.048322          175,594.4137
  01/01/2005         to       12/31/2005            7.048322             7.947436          175,300.7845
============        ====      ==========           =========            =========          ============

                         1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                         12.161383            12.943954            5,124.6290
   01/01/2005                                                         12.943954            14.097094            3,520.0072
=============                                                         =========            =========            ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                         11.207439            12.175342            1,589.3950
   01/01/2002                                                         12.175342             8.540681            3,043.2107
   01/01/2003                                                          8.540681            11.530067            5,315.3579
   01/01/2004                                                         11.530067            11.737509            5,262.7047
=============                                                         =========            =========            ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.998644            10.458340           23,167.9952
=============                                                         =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         42.619530            42.731058            3,311.4787
=============                                                         =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                          9.860067             9.947469          292,790.8318
=============                                                         =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.803262            1,733.9391
   01/01/2003                                                          7.803262            10.549879            8,213.9793
   01/01/2004                                                         10.549879            11.311583           17,927.5627
   01/01/2005                                                         11.311583            11.739347           21,384.8451
=============                                                         =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                         10.196756            10.136771            9,127.4963
   01/01/2002                                                         10.136771             8.320551          108,702.5335
   01/01/2003                                                          8.320551            10.699997          186,166.8661
   01/01/2004                                                         10.699997            11.802287          212,709.5808
   01/01/2005                                                         11.802287            12.786459          232,576.1332
=============                                                         =========            =========          ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.601949            1,618.8737
   01/01/2004                                                         12.601949            14.623726            1,429.0335
   01/01/2005                                                         14.623726            16.914945            1,390.2412
=============                                                         =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.694501            11.625804           95,428.7817
=============                                                         =========            =========          ============

                                 1.65% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003           10.000000            11.712423                0.0000
  01/01/2004         to       12/31/2004           11.712423            12.057889            1,132.3294
  01/01/2005         to       04/30/2005           12.057889            11.081632                0.0000
============        ====      ==========           =========            =========            ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.272157            8,529.8174
  01/01/2003         to       12/31/2003            8.272157             9.888863           29,813.9350
  01/01/2004         to       12/31/2004            9.888863            10.813315           29,741.8297
  01/01/2005         to       12/31/2005           10.813315            11.370986           29,243.8069
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.108103               10.0000
  01/01/2003         to       12/31/2003            9.108103            10.457852                0.0000
  01/01/2004         to       12/31/2004           10.457852            11.416784            6,128.0463
  01/01/2005         to       12/31/2005           11.416784            11.550635            9,577.5130
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           14.075179            16.457492              462.7982
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.017508                0.0000
  01/01/2004         to       12/31/2004           12.017508            13.217257            3,566.4926
  01/01/2005         to       12/31/2005           13.217257            13.717413            4,412.7970
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.202545              206.9405
  01/01/2002         to       12/31/2002           11.202545             8.926812            6,553.3512
  01/01/2003         to       12/31/2003            8.926812            11.185167            6,525.7520
  01/01/2004         to       12/31/2004           11.185167            12.224123            6,497.9522
  01/01/2005         to       12/31/2005           12.224123            12.653328            7,120.0547
============        ====      ==========           =========            =========           ===========

DISCONTINUED INVESTMENT PORTFOLIOS. See Appendix A "Condensed Financial Information - Discontinued Investment Portfolios" in the prospectus.

CLASS B




                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  01/01/2001         to       12/31/2001           14.783765            11.183281          293,287.9725
  01/01/2002         to       12/31/2002           11.183281             8.341693          239,036.9951
  01/01/2003         to       12/31/2003            8.341693            10.654094          205,733.6639
  01/01/2004         to       12/31/2004           10.654094            11.201681          181,618.5554
  01/01/2005         to       12/31/2005           11.201681            12.022461           23,869.0305
============        ====      ==========           =========            =========          ============
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  01/01/2001         to       12/31/2001           12.671029             9.553604           56,837.5896
  01/01/2002         to       12/31/2002            9.553604             7.944031           42,392.2720
  01/01/2003         to       12/31/2003            7.944031            10.110304           35,156.6462
  01/01/2004         to       12/31/2004           10.110304            12.362600           22,877.5558
  01/01/2005         to       12/31/2005           12.362600            14.376903            1,558.8134
============        ====      ==========           =========            =========          ============
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  04/02/2001         to       12/31/2001            9.492602             8.918168            6,621.7671
  01/01/2002         to       12/31/2002            8.918168             7.161705           21,235.7970
  01/01/2003         to       12/31/2003            7.161705             9.337160           73,464.6917
  01/01/2004         to       12/31/2004            9.337160            10.912970          132,483.3354
  01/01/2005         to       12/31/2005           10.912970            11.856027          132,565.7501
============        ====      ==========           =========            =========          ============
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           12.599543            12.947524            3,810.8682
  01/01/2002         to       12/31/2002           12.947524            10.406767            7,728.0120
  01/01/2003         to       12/31/2003           10.406767            13.560020            6,940.2697
  01/01/2004         to       12/31/2004           13.560020            15.513927            6,618.6154
  01/01/2005         to       12/31/2005           15.513927            16.654863            4,298.3452
============        ====      ==========           =========            =========          ============
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.140791            7,969.7273
  01/01/2002         to       12/31/2002           17.140791            12.656819           15,161.5770
  01/01/2003         to       04/24/2003           12.656819            13.147480           16,687.6055
============        ====      ==========           =========            =========          ============
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.512950              613.0395
  01/01/2002         to       12/31/2002           10.512950             8.654755            1,423.4311
  01/01/2003         to       04/25/2003            8.654755             8.409175            1,413.9383
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.402074           15,219.3489
  01/01/2002         to       12/31/2002           13.402074            14.351445           88,634.3373
  01/01/2003         to       12/31/2003           14.351445            14.683714          170,135.5102
  01/01/2004         to       11/19/2004           14.683714            15.066905          193,531.1902
============        ====      ==========           =========            =========          ============
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.718285           21,168.7305
  01/01/2002         to       12/31/2002           15.718285            11.496546           27,735.0663
  01/01/2003         to       12/31/2003           11.496546            15.100620           28,539.6568
  01/01/2004         to       11/19/2004           15.100620            16.257944           27,326.2094
============        ====      ==========           =========            =========          ============
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            11.992867           24,527.2961
  01/01/2004         to       12/31/2004           11.992867            13.922739           49,658.8786
  01/01/2005         to       12/31/2005           13.922739            14.271853           23,751.7083
============        ====      ==========           =========            =========          ============
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.960333            13.978494           24,768.8353
  01/01/2002         to       12/31/2002           13.978494            13.705136          114,804.8029
  01/01/2003         to       12/31/2003           13.705136            16.103871          199,086.9132
  01/01/2004         to       12/31/2004           16.103871            17.176230          182,155.1125
  01/01/2005         to       12/31/2005           17.176230            17.191034          299,801.3907
============        ====      ==========           =========            =========          ============
 LORD ABBETT DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.607266            8,257.3886
  01/01/2002         to       12/31/2002           10.607266             7.412032           13,938.2582
  01/01/2003         to       04/25/2003            7.412032             7.526499           13,940.0943
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           43.409333            48.171871           69,889.3339
  01/01/2005         to       12/31/2005           48.171871            49.250312           62,011.2636
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  01/01/2001         to       12/31/2001           14.096940            12.153563          468,035.6256
  01/01/2002         to       12/31/2002           12.153563             8.357993          372,636.7447
  01/01/2003         to       12/31/2003            8.357993            10.308953          314,408.9589
  01/01/2004         to       04/30/2004           10.308953            10.119601           47,414.5357
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           39.912615            41.392944           41,612.6312
  01/01/2002         to       12/31/2002           41.392944            33.421284          152,027.0401
  01/01/2003         to       12/31/2003           33.421284            43.085314          236,541.4192
  01/01/2004         to       12/31/2004           43.085314            47.857828          264,416.6649
  01/01/2005         to       12/31/2005           47.857828            48.795052          248,094.6896
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.833047             8.340204            3,742.6508
  01/01/2003         to       12/31/2003            8.340204            10.266421            5,831.6362
  01/01/2004         to       04/30/2004           10.266421            10.067069            6,765.7521
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  04/12/2001         to       12/31/2001           11.957464            12.232460            9,277.9091
  01/01/2002         to       12/31/2002           12.232460            10.637552           47,401.7028
  01/01/2003         to       12/31/2003           10.637552            13.127728           67,539.8195
  01/01/2004         to       04/30/2004           13.127728            13.339526           71,111.5610
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.819461           14,361.7742
  01/01/2002         to       12/31/2002            8.819461             6.573580           40,449.3863
  01/01/2003         to       12/31/2003            6.573580             8.796747           66,396.3660
  01/01/2004         to       12/31/2004            8.796747             9.753649           73,412.5249
  01/01/2005         to       12/31/2005            9.753649            10.059071           72,430.4295
============        ====      ==========           =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.457790           31,692.2562
  01/01/2002         to       12/31/2002           17.457790            15.565227          115,089.8999
  01/01/2003         to       12/31/2003           15.565227            19.320918          223,290.9694
  01/01/2004         to       12/31/2004           19.320918            23.719979          254,956.9157
  01/01/2005         to       12/31/2005           23.719979            25.273416          252,927.1317
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.381159               10.0000
  01/01/2002         to       12/31/2002            8.381159             7.289280            2,859.3087
  01/01/2003         to       12/31/2003            7.289280             9.491245           28,455.9525
  01/01/2004         to       12/31/2004            9.491245            11.189560          167,940.4514
  01/01/2005         to       12/31/2005           11.189560            12.850864          318,310.6814
============        ====      ==========           =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000            10.154282            9,324.1301
  01/01/2002         to       12/31/2002           10.154282            10.122875           38,733.0679
  01/01/2003         to       12/31/2003           10.122875            10.025490           52,925.8278
  01/01/2004         to       12/31/2004           10.025490             9.949131           25,093.5954
  01/01/2005         to       04/30/2005            9.949131             9.962144                0.0000
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.946876             8.628835          175,741.5626
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.664535            12.090485          678,350.4424
  01/01/2005         to       12/31/2005           12.090485            12.190831          648,817.1870
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001            9.755873            10.144355            1,897.6625
  01/01/2002         to       12/31/2002           10.144355            12.118940            1,327.8117
  01/01/2003         to       12/31/2003           12.118940            14.631923              626.1820
  01/01/2004         to       04/30/2004           14.631923            14.243593              626.1820
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.261437            1,491.7359
  01/01/2002         to       12/31/2002           14.261437            11.082847            8,622.7838
  01/01/2003         to       12/31/2003           11.082847            14.019403            8,466.7547
  01/01/2004         to       12/31/2004           14.019403            16.357674            8,341.0092
  01/01/2005         to       12/31/2005           16.357674            17.709541            8,919.0084
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.166965            12.100728           39,817.9899
  01/01/2005         to       12/31/2005           12.100728            12.688022           76,805.5607
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001           13.874050            13.305369            2,791.1769
  01/01/2002         to       12/31/2002           13.305369            10.077786            5,415.7237
  01/01/2003         to       12/31/2003           10.077786            12.615636            5,866.9597
  01/01/2004         to       04/30/2004           12.615636            12.630169            5,861.9046
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  02/12/2001         to       12/31/2001           10.000000             8.236645               10.0000
  01/01/2002         to       12/31/2002            8.236645             4.545270           41,303.0605
  01/01/2003         to       12/31/2003            4.545270             6.124338          162,737.4758
  01/01/2004         to       12/31/2004            6.124338             7.115346          235,402.0958
  01/01/2005         to       12/31/2005            7.115346             8.043025          219,340.3085
============        ====      ==========           =========            =========          ============

                         1.40% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                         12.381520            13.200126           50,328.6431
   01/01/2005                                                         13.200126            14.411949           40,819.1417
=============                                                         =========            =========           ===========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                         11.207439            12.198150            6,839.8936
   01/01/2002                                                         12.198150             8.578154           18,000.9624
   01/01/2003                                                          8.578154            11.609599           57,546.8436
   01/01/2004                                                         11.609599            11.828180           59,725.4393
=============                                                         =========            =========           ===========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.998849            10.475896           42,216.2695
=============                                                         =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         44.994946            45.187527            6,216.6100
=============                                                         =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                          9.962131            10.067108           32,946.5560
=============                                                         =========            =========           ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.816345           37,256.7743
   01/01/2003                                                          7.816345            10.593988           67,804.1630
   01/01/2004                                                         10.593988            11.387381          143,798.9679
   01/01/2005                                                         11.387381            11.847505          106,058.7994
=============                                                         =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                         10.197594            10.156586                9.8062
   01/01/2002                                                         10.156586             8.357717           70,108.0499
   01/01/2003                                                          8.357717            10.774657          275,816.2448
   01/01/2004                                                         10.774657            11.914458          412,235.2164
   01/01/2005                                                         11.914458            12.940186          366,526.5029
=============                                                         =========            =========          ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.622994           76,983.5074
   01/01/2004                                                         12.622994            14.684894           92,310.7476
   01/01/2005                                                         14.684894            17.028072           68,880.6103
=============                                                         =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.767628            11.732904           66,247.8586
=============                                                         =========            =========          ============

                                 1.40% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003           10.000000            11.731978            5,680.2412
  01/01/2004         to       12/31/2004           11.731978            12.108329            9,419.1517
  01/01/2005         to       04/30/2005           12.108329            11.137070                0.0000
============        ====      ==========           =========            =========            ==========
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.286021           83,925.6797
  01/01/2003         to       12/31/2003            8.286021             9.930208          301,728.8898
  01/01/2004         to       12/31/2004            9.930208            10.885772          338,013.5218
  01/01/2005         to       12/31/2005           10.885772            11.475744          257,020.7767
============        ====      ==========           =========            =========          ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.123353           44,975.9536
  01/01/2003         to       12/31/2003            9.123353            10.501575           67,492.6135
  01/01/2004         to       12/31/2004           10.501575            11.493282           61,856.8804
  01/01/2005         to       12/31/2005           11.493282            11.657051           37,886.2475
============        ====      ==========           =========            =========          ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           14.365585            16.824885              565.2538
============        ====      ==========           =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.037577           10,141.9815
  01/01/2004         to       12/31/2004           12.037577            13.272548           23,737.6793
  01/01/2005         to       12/31/2005           13.272548            13.809168            7,398.9492
============        ====      ==========           =========            =========          ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.222898              934.9937
  01/01/2002         to       12/31/2002           11.222898             8.965451           28,658.6893
  01/01/2003         to       12/31/2003            8.965451            11.261659           31,060.8024
  01/01/2004         to       12/31/2004           11.261659            12.338602           18,078.6611
  01/01/2005         to       12/31/2005           12.338602            12.803698           15,296.3069
============        ====      ==========           =========            =========          ============

CLASS B




                        1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.431310            14.895701           14,582.8953
=============                                                       =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.715388            15.796607                0.0000
=============                                                       =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.307654            13.899516            5,609.7787
   01/01/2005                                                       13.899516            14.233852            8,830.1715
=============                                                       =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       16.104967            17.147561           40,812.3562
   01/01/2005                                                       17.147561            17.145239           37,732.3419
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       43.155329            47.778007           29,453.9375
   01/01/2005                                                       47.778007            48.665131           28,908.0559
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.756346             9.716826              833.1723
   01/01/2005                                                        9.716826            10.011111            2,493.5899
=============                                                       =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       20.043768            23.336992           18,918.4799
   01/01/2005                                                       23.336992            24.840578           38,455.4621
=============                                                       =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.735580            11.170897           54,572.7273
   01/01/2005                                                       11.170897            12.812338           67,268.4416
=============                                                       =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.979567             9.932521           15,318.0847
   01/01/2005                                                        9.932521             9.942272                0.0000
=============                                                       =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        7.930965             8.605857           39,096.0983
=============                                                       =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.652784            12.070302           87,552.2124
   01/01/2005                                                       12.070302            12.158353          114,186.7827
=============                                                       =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.568596            14.565078                0.0000
   01/01/2005                                                       14.565078            15.753095                0.0000
=============                                                       =========            =========          ============

                        1.50% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       04/30/2005
=============                                                   ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========



                                                                                                             NUMBER OF
                                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                                     PERIOD               PERIOD           END OF PERIOD
                                                                ---------------      ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.998767            10.468869           35,323.4884
=============                                                       ========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      44.029505            44.188654            6,212.8961
=============                                                      =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       9.942177            10.040284          102,307.6252
=============                                                      =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      10.589837            11.357010            9,007.6386
   01/01/2005                                                      11.357010            11.804135           10,182.7740
=============                                                      =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                      11.055459            11.894586          115,879.1229
   01/01/2005                                                      11.894586            12.905737          144,187.8083
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.748079            11.701673           79,296.7275
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                       4.208800             4.390890            3,116.8215
   01/01/2005                                                       4.390890             4.037361                0.0000
=============                                                      =========            =========          ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      36.145109            39.276210           22,036.3904
   01/01/2005                                                      39.276210            39.796169           46,848.0953
=============                                                      =========            =========          ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      14.248694            16.676933              124.4777
=============                                                      =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      12.011184            13.236617            4,553.2396
   01/01/2005                                                      13.236617            13.758065            5,353.8618
=============                                                      =========            =========          ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                      43.934444            47.658643                0.0000
   01/01/2005                                                      47.658643            49.405839                0.0000
=============                                                      =========            =========          ============

CLASS B




                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.477060            14.930708           37,882.3270
=============                                                       =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.020493            16.110947              835.5955
=============                                                       =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.289066            13.864733            4,589.4366
   01/01/2005                                                       13.864733            14.177012            6,246.4833
=============                                                       =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       15.995949            17.014558          118,553.3450
   01/01/2005                                                       17.014558            16.986823          139,493.6525
=============                                                       =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       42.863071            47.407274          124,235.7989
   01/01/2005                                                       47.407274            48.215337          113,963.9762
=============                                                       =========            =========          ============
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.716138             9.662589           20,260.2402
   01/01/2005                                                        9.662589             9.940352           19,110.0319
=============                                                       =========            =========          ============
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       20.202701            23.498662           53,879.2163
   01/01/2005                                                       23.498662            24.975286           64,796.1183
=============                                                       =========            =========          ============
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.669653            11.084222          115,450.5339
   01/01/2005                                                       11.084222            12.698204          149,576.1978
=============                                                       =========            =========          ============
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.911967             9.855432          350,199.1193
   01/01/2005                                                        9.855432             9.860283                0.0000
=============                                                       =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        7.865453             8.526290          199,821.6503
=============                                                       =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.573887            11.976661          340,152.8475
   01/01/2005                                                       11.976661            12.045993          310,961.1468
=============                                                       =========            =========          ============

                        1.65% SEPARATE ACCOUNT PRODUCT CHARGES
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       04/30/2005
=============                                                   ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========



                                                                                                             NUMBER OF
                                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                                     PERIOD               PERIOD           END OF PERIOD
                                                                ---------------      ---------------      ---------------
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      13.997639            16.204999            7,156.5539
   01/01/2005                                                      16.204999            17.500594            6,883.6823
=============                                                      =========            =========            ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.998644            10.458340           23,167.9952
=============                                                      =========            =========           ===========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      42.619530            42.731058            3,311.4787
=============                                                      =========            =========           ===========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       9.860067             9.947469          292,790.8318
=============                                                      =========            =========          ============
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      10.557975            11.311583           17,927.5627
   01/01/2005                                                      11.311583            11.739347           21,384.8451
=============                                                      =========            =========          ============
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                      10.980587            11.802287          212,709.5808
   01/01/2005                                                      11.802287            12.786459          232,576.1332
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.694501            11.625804           95,428.7817
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                      11.569352            12.057889            1,132.3294
   01/01/2005                                                      12.057889            11.081632                0.0000
=============                                                      =========            =========          ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      10.517092            11.416784            6,128.0463
   01/01/2005                                                      11.416784            11.550635            9,577.5130
=============                                                      =========            =========          ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      14.075179            16.457492              462.7982
=============                                                      =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      12.005550            13.217257            3,566.4926
   01/01/2005                                                      13.217257            13.717413            4,412.7970
=============                                                      =========            =========          ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                      11.280104            12.224123            6,497.9522
   01/01/2005                                                      12.224123            12.653328            7,120.0547
=============                                                      =========            =========          ============

CLASS B




                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       11/19/2004
=============                                                    ====      ==========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       04/30/2005
=============                                                    ====      ==========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                     to       12/31/2004
   01/01/2005                                                     to       12/31/2005
=============                                                    ====      ==========



                                                                                                              NUMBER OF
                                                                   ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                  UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                   BEGINNING OF            END OF           OUTSTANDING AT
                                                                      PERIOD               PERIOD           END OF PERIOD
                                                                 ---------------      ---------------      ---------------
 MET INVESTORS SERIES TRUST
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.145175            14.580471              353.3464
=============                                                       =========            =========              ========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       14.423600            15.462288                0.0000
=============                                                       =========            =========              ========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.276701            13.841605            1,221.8352
   01/01/2005                                                       13.841605            14.139257            2,212.3221
=============                                                       =========            =========            ==========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       16.064451            17.076098           57,230.5550
   01/01/2005                                                       17.076098            17.031269           46,480.7488
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       43.046833            47.578964           26,102.7311
   01/01/2005                                                       47.578964            48.341721           22,580.2984
=============                                                       =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        8.686076             9.622877                0.0000
   01/01/2005                                                        9.622877             9.889633            1,446.4086
=============                                                       =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       19.710562            22.911042            1,034.0243
   01/01/2005                                                       22.911042            24.326474            3,983.1538
=============                                                       =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.711106            11.124362           38,709.6149
   01/01/2005                                                       11.124362            12.727210           37,053.7441
=============                                                       =========            =========           ===========
 MONEY MARKET SUB-ACCOUNT (CLASS B)
   05/01/2004                                                        9.954439             9.891100           21,998.9819
   01/01/2005                                                        9.891100             9.892743           25,101.7337
=============                                                       =========            =========           ===========
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
   05/01/2005                                                        7.891325             8.548668           86,238.4135
=============                                                       =========            =========           ===========
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       11.623443            12.019969           80,805.2582
   01/01/2005                                                       12.019969            12.077499           82,136.0118
=============                                                       =========            =========           ===========
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       12.319307            14.252550                0.0000
   01/01/2005                                                       14.252550            15.376713                0.0000
=============                                                       =========            =========           ===========

                        1.75% SEPARATE ACCOUNT PRODUCT CHARGES
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       04/30/2005
=============                                                   ====      ==========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                    to       12/31/2004
   01/01/2005                                                    to       12/31/2005
=============                                                   ====      ==========



                                                                                                             NUMBER OF
                                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                                     PERIOD               PERIOD           END OF PERIOD
                                                                ---------------      ---------------      ---------------
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.998562            10.451325            8,946.8357
=============                                                       ========            =========            ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      41.704715            41.786131              182.1717
=============                                                      =========            =========            ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       9.892445             9.973519           36,635.6863
=============                                                      =========            =========           ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      10.536806            11.281419              981.2498
   01/01/2005                                                      11.281419            11.696374              981.2498
=============                                                      =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   05/01/2004                                                      11.027666            11.845032          139,437.8224
   01/01/2005                                                      11.845032            12.819984          119,911.1899
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       9.699357            11.623927           56,568.9550
=============                                                      =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
   05/01/2004                                                       4.166769             4.339839            2,521.3500
   01/01/2005                                                       4.339839             3.987166                0.0000
=============                                                      =========            =========          ============
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      34.639465            37.577802              435.3749
   01/01/2005                                                      37.577802            37.980470              435.3749
=============                                                      =========            =========          ============
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2005                                                      13.960650            16.312769                0.0000
=============                                                      =========            =========          ============
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
   05/01/2004                                                      11.980897            13.181375            1,270.7671
   01/01/2005                                                      13.181375            13.666539            1,270.7671
=============                                                      =========            =========          ============
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
   05/01/2004                                                      42.184562            45.684643                0.0000
   01/01/2005                                                      45.684643            47.241564                0.0000
=============                                                      =========            =========          ============

CLASS B




                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 AIM VARIABLE INSURANCE FUNDS
 AIM V.I. CAPITAL APPRECIATION SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           11.401035            11.149853            1,634.5859
  01/01/2002         to       12/31/2002           11.149853             8.283479            1,657.6502
  01/01/2003         to       12/31/2003            8.283479            10.537557            1,645.9571
  01/01/2004         to       12/31/2004           10.537557            11.034807            1,643.3542
  01/01/2005         to       12/31/2005           11.034807            11.796229            1,640.7975
============        ====      ==========           =========            =========            ==========
 AIM V.I. INTERNATIONAL GROWTH SUB-ACCOUNT (SERIES I)
  04/02/2001         to       12/31/2001           10.460362             9.525031            1,033.9456
  01/01/2002         to       12/31/2002            9.525031             7.888596            1,064.1345
  01/01/2003         to       12/31/2003            7.888596             9.999711            1,054.5746
  01/01/2004         to       12/31/2004            9.999711            12.178466            1,054.5746
  01/01/2005         to       12/31/2005           12.178466            14.106414            1,054.5746
============        ====      ==========           =========            =========            ==========
 FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCT TRUST
 TEMPLETON FOREIGN SECURITIES SUB-ACCOUNT (CLASS 2)
  04/02/2001         to       12/31/2001            9.492602             8.891510               10.5345
  01/01/2002         to       12/31/2002            8.891510             7.111749               10.5345
  01/01/2003         to       12/31/2003            7.111749             9.235060              577.8437
  01/01/2004         to       12/31/2004            9.235060            10.750454            9,744.1218
  01/01/2005         to       12/31/2005           10.750454            11.632986            9,277.2834
============        ====      ==========           =========            =========            ==========
 TEMPLETON GROWTH SECURITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           12.599543            12.908840                7.9368
  01/01/2002         to       12/31/2002           12.908840            10.334186              225.9481
  01/01/2003         to       12/31/2003           10.334186            13.411763              223.4268
  01/01/2004         to       12/31/2004           13.411763            15.282910              222.4657
  01/01/2005         to       12/31/2005           15.282910            16.341558              221.5261
============        ====      ==========           =========            =========            ==========
 MET INVESTORS SERIES TRUST
 J.P. MORGAN ENHANCED INDEX SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           17.111181            17.089569              776.3739
  01/01/2002         to       12/31/2002           17.089569            12.568520            2,133.4546
  01/01/2003         to       04/24/2003           12.568520            13.039455            2,127.6105
============        ====      ==========           =========            =========            ==========
 J.P. MORGAN INTERNATIONAL EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           11.366251            10.481506              732.1904
  01/01/2002         to       12/31/2002           10.481506             8.594369            1,942.6846
  01/01/2003         to       04/25/2003            8.594369             8.340065            1,940.5412
============        ====      ==========           =========            =========            ==========

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 J.P. MORGAN QUALITY BOND SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.042663            13.362058            7,091.0646
  01/01/2002         to       12/31/2002           13.362058            14.251499           12,444.4353
  01/01/2003         to       12/31/2003           14.251499            14.523236           26,126.1392
  01/01/2004         to       11/19/2004           14.523236            14.849583           25,002.8136
============        ====      ==========           =========            =========           ===========
 J.P. MORGAN SELECT EQUITY SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           14.909620            15.671320                6.7071
  01/01/2002         to       12/31/2002           15.671320            11.416343              404.4832
  01/01/2003         to       12/31/2003           11.416343            14.935490              407.4530
  01/01/2004         to       11/19/2004           14.935490            16.023358              405.6996
============        ====      ==========           =========            =========           ===========
 LORD ABBETT AMERICA'S VALUE SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            11.960884            1,545.1434
  01/01/2004         to       12/31/2004           11.960884            13.830052            2,582.7558
  01/01/2005         to       12/31/2005           13.830052            14.120413            2,582.7558
============        ====      ==========           =========            =========           ===========
 LORD ABBETT BOND DEBENTURE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.958495            13.934910            2,524.6418
  01/01/2002         to       12/31/2002           13.934910            13.607857           15,349.2954
  01/01/2003         to       12/31/2003           13.607857            15.925780          141,489.9297
  01/01/2004         to       12/31/2004           15.925780            16.918301          154,166.9455
  01/01/2005         to       12/31/2005           16.918301            16.865474           96,907.9733
============        ====      ==========           =========            =========          ============
 LORD ABBET DEVELOPING GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            9.170160            10.575580               10.9049
  01/01/2002         to       12/31/2002           10.575580             7.360312            5,908.3833
  01/01/2003         to       04/25/2003            7.360312             7.464640            8,444.5866
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  05/01/2004         to       12/31/2004           40.976171            45.351346           23,674.2059
  01/01/2005         to       12/31/2005           45.351346            46.182080           23,516.6438
============        ====      ==========           =========            =========          ============
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS A)
  (FORMERLY AIM V.I. PREMIER EQUITY SUB-ACCOUNT (SERIES I))
  04/02/2001         to       12/31/2001           12.328241            12.117240                8.1115
  01/01/2002         to       12/31/2002           12.117240             8.299670              673.1608
  01/01/2003         to       12/31/2003            8.299670            10.196192              681.7775
  01/01/2004         to       04/30/2004           10.196192             9.995761            1,592.7009
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           39.907383            41.263886            2,262.1461
  01/01/2002         to       12/31/2002           41.263886            33.183838           14,364.5587
  01/01/2003         to       12/31/2003           33.183838            42.608637           60,853.9710
  01/01/2004         to       12/31/2004           42.608637            47.138957           97,968.4229
  01/01/2005         to       12/31/2005           47.138957            47.870784           81,951.4300
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY AIM V.I. PREMIER EQUITY SERIES SUB-ACCOUNT (SERIES II))
  05/01/2002         to       12/31/2002           10.786324             8.281995            1,549.3692
  01/01/2003         to       12/31/2003            8.281995            10.154134            2,392.4037
  01/01/2004         to       04/30/2004           10.154134             9.943881            2,392.4037
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH AND INCOME SUB-ACCOUNT (CLASS B)
  (FORMERLY (FRANKLIN TEMPLETON) MUTUAL SHARES SECURITIES SUB-ACCOUNT (CLASS 2))
  04/12/2001         to       12/31/2001           11.957464            12.197249           20,428.4505
  01/01/2002         to       12/31/2002           12.197249            10.564552           27,534.2468
  01/01/2003         to       12/31/2003           10.564552            12.985622           28,456.6968
  01/01/2004         to       04/30/2004           12.985622            13.177793           28,417.9337
============        ====      ==========           =========            =========           ===========
 LORD ABBETT GROWTH OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.163640             8.793111               63.2332
  01/01/2002         to       12/31/2002            8.793111             6.527712            4,850.9936
  01/01/2003         to       12/31/2003            6.527712             8.700539           17,073.6604
  01/01/2004         to       12/31/2004            8.700539             9.608357            7,656.0331
  01/01/2005         to       12/31/2005            9.608357             9.869788            7,636.7196
============        ====      ==========           =========            =========           ===========
 LORD ABBETT MID-CAP VALUE SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           15.845706            17.405673            1,630.4301
  01/01/2002         to       12/31/2002           17.405673            15.456728            9,565.7199
  01/01/2003         to       12/31/2003           15.456728            19.109721           22,182.3037
  01/01/2004         to       12/31/2004           19.109721            23.366842           25,402.8178
  01/01/2005         to       12/31/2005           23.366842            24.798069           24,140.0125
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) RESEARCH INTERNATIONAL SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            8.739093             8.354994              276.6536
  01/01/2002         to       12/31/2002            8.354994             7.237479            9,352.8493
  01/01/2003         to       12/31/2003            7.237479             9.386204           62,367.1300
  01/01/2004         to       12/31/2004            9.386204            11.021453          144,384.7077
  01/01/2005         to       12/31/2005           11.021453            12.607434          167,547.5556
============        ====      ==========           =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 MONEY MARKET SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           10.041115            10.122589            1,650.6933
  01/01/2002         to       12/31/2002           10.122589            10.050994           56,592.4217
  01/01/2003         to       12/31/2003           10.050994             9.914562          119,443.0019
  01/01/2004         to       12/31/2004            9.914562             9.799660          113,854.5075
  01/01/2005         to       04/30/2005            9.799660             9.799690                0.0000
============        ====      ==========           =========            =========          ============
 OPPENHEIMER CAPITAL APPRECIATION SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005            7.817006             8.465353          254,687.9887
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           11.519847            11.908891          398,329.9819
  01/01/2005         to       12/31/2005           11.908891            11.959923          314,209.9923
============        ====      ==========           =========            =========          ============
 PIMCO TOTAL RETURN SUB-ACCOUNT (CLASS B)
  (FORMERLY TEMPLETON GLOBAL INCOME SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001            9.755873            10.114046               10.2502
  01/01/2002         to       12/31/2002           10.114046            12.034541               10.2502
  01/01/2003         to       12/31/2003           12.034541            14.472057                0.0000
  01/01/2004         to       04/30/2004           14.472057            14.069456                0.0000
============        ====      ==========           =========            =========          ============
 MET/PUTNAM CAPITAL OPPORTUNITIES SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001           13.031953            14.218826              752.9668
  01/01/2002         to       12/31/2002           14.218826            11.005539              858.4182
  01/01/2003         to       12/31/2003           11.005539            13.866110              847.4219
  01/01/2004         to       12/31/2004           13.866110            16.114072              845.6257
  01/01/2005         to       12/31/2005           16.114072            17.376400              844.0579
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  05/01/2004         to       12/31/2004           10.924556            11.806694           10,821.3806
  01/01/2005         to       12/31/2005           11.806694            12.330450           11,085.3529
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE LARGE CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN LARGE CAP GROWTH SECURITIES SUB-ACCOUNT (CLASS 2))
  04/02/2001         to       12/31/2001           13.874050            13.265620                7.2077
  01/01/2002         to       12/31/2002           13.265620            10.007490                7.2077
  01/01/2003         to       12/31/2003           10.007490            12.477682                0.0000
  01/01/2004         to       04/30/2004           12.477682            12.475648                0.0000
============        ====      ==========           =========            =========          ============
 T. ROWE PRICE MID-CAP GROWTH SUB-ACCOUNT (CLASS B)
  04/02/2001         to       12/31/2001            7.614667             8.210931               13.1308
  01/01/2002         to       12/31/2002            8.210931             4.512937            8,644.0856
  01/01/2003         to       12/31/2003            4.512937             6.056532          163,208.2613
  01/01/2004         to       12/31/2004            6.056532             7.008410          210,161.2161
  01/01/2005         to       12/31/2005            7.008410             7.890626          149,829.3541
============        ====      ==========           =========            =========          ============

                         1.80% SEPARATE ACCOUNT PRODUCT CHARGES
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       04/30/2004
=============                                                      ====      ==========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                       to       12/31/2001
   01/01/2002                                                       to       12/31/2002
   01/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                       to       12/31/2003
   01/01/2004                                                       to       12/31/2004
   01/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                       to       12/31/2005
=============                                                      ====      ==========



                                                                                                                NUMBER OF
                                                                     ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                                    UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                                     BEGINNING OF            END OF           OUTSTANDING AT
                                                                        PERIOD               PERIOD           END OF PERIOD
                                                                   ---------------      ---------------      ---------------
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2004                                                         12.031163            12.792619              971.5539
   01/01/2005                                                         12.792619            13.911464              916.7716
=============                                                         =========            =========              ========
 T. ROWE PRICE SMALL CAP GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY FRANKLIN SMALL CAP SUB-ACCOUNT (CLASS 2))
   04/02/2001                                                         11.207439            12.161685                8.9226
   01/01/2002                                                         12.161685             8.518278               93.1179
   01/01/2003                                                          8.518278            11.482618               78.8962
   01/01/2004                                                         11.482618            11.683449              998.4306
=============                                                         =========            =========              ========
 VAN KAMPEN COMSTOCK SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.998521            10.447819            2,255.5610
=============                                                         =========            =========            ==========
 METROPOLITAN SERIES FUND, INC.
 BLACKROCK BOND INCOME SUB-ACCOUNT (CLASS B)
   05/01/2005                                                         41.254696            41.321531            1,397.4431
=============                                                         =========            =========            ==========
 BLACKROCK MONEY MARKET SUB-ACCOUNT (CLASS B)
  (FORMERLY MONEY MARKET SUB-ACCOUNT (CLASS B))
   05/01/2005                                                          9.799354             9.876390           79,544.2847
=============                                                         =========            =========           ===========
 CAPITAL GUARDIAN U.S. EQUITY SUB-ACCOUNT (CLASS B)
   05/01/2002                                                         10.000000             7.795430               10.0000
   01/01/2003                                                          7.795430            10.523522                0.0000
   01/01/2004                                                         10.523522            11.266366              591.8326
   01/01/2005                                                         11.266366            11.674945              589.3334
=============                                                         =========            =========           ===========
 DAVIS VENTURE VALUE SUB-ACCOUNT (CLASS E)
   04/02/2001                                                         10.196255            10.124913              173.3580
   01/01/2002                                                         10.124913             8.298345           10,833.8340
   01/01/2003                                                          8.298345            10.655482          168,382.9138
   01/01/2004                                                         10.655482            11.735525          271,643.7885
   01/01/2005                                                         11.735525            12.695134          277,020.8442
=============                                                         =========            =========          ============
 FI INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B)
  (FORMERLY PUTNAM INTERNATIONAL STOCK SUB-ACCOUNT (CLASS B))
   05/01/2003                                                         10.000000            12.589326           16,218.1039
   01/01/2004                                                         12.589326            14.587130           16,740.3174
   01/01/2005                                                         14.587130            16.847404           14,487.2181
=============                                                         =========            =========          ============
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
   05/01/2005                                                          9.650892            11.562016          102,774.4863
=============                                                         =========            =========          ============

                                 1.80% SEPARATE ACCOUNT PRODUCT CHARGES
                                                                                             NUMBER OF
                                                  ACCUMULATION         ACCUMULATION         ACCUMULATION
                                                 UNIT VALUE AT        UNIT VALUE AT            UNITS
                                                  BEGINNING OF            END OF           OUTSTANDING AT
                                                     PERIOD               PERIOD           END OF PERIOD
                                                ---------------      ---------------      ---------------
 JENNISON GROWTH SUB-ACCOUNT (CLASS B)
  (FORMERLY MET/PUTNAM VOYAGER SUB-ACCOUNT (CLASS B))
  05/01/2003         to       12/31/2003           10.000000            11.700696                0.0000
  01/01/2004         to       12/31/2004           11.700696            12.027712                0.0000
  01/01/2005         to       04/30/2005           12.027712            11.048488                0.0000
============        ====      ==========           =========            =========                ======
 MFS (Reg. TM) INVESTORS TRUST SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             8.263852            4,319.9123
  01/01/2003         to       12/31/2003            8.263852             9.864141           53,285.9772
  01/01/2004         to       12/31/2004            9.864141            10.770073           54,441.8442
  01/01/2005         to       12/31/2005           10.770073            11.308589           49,279.1751
============        ====      ==========           =========            =========           ===========
 MFS (Reg. TM) TOTAL RETURN SUB-ACCOUNT (CLASS B)
  05/01/2002         to       12/31/2002           10.000000             9.098968               10.0000
  01/01/2003         to       12/31/2003            9.098968            10.431707                0.0000
  01/01/2004         to       12/31/2004           10.431707            11.371128                0.0000
  01/01/2005         to       12/31/2005           11.371128            11.487246                0.0000
============        ====      ==========           =========            =========           ===========
 OPPENHEIMER GLOBAL EQUITY SUB-ACCOUNT (CLASS B)
  05/01/2005         to       12/31/2005           13.903735            16.240884                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VARIABLE TRUST
 PUTNAM VT EQUITY INCOME SUB-ACCOUNT (CLASS B)
  05/01/2003         to       12/31/2003           10.000000            12.005481                0.0000
  01/01/2004         to       12/31/2004           12.005481            13.184189                0.0000
  01/01/2005         to       12/31/2005           13.184189            13.662644                0.0000
============        ====      ==========           =========            =========           ===========
 PUTNAM VT GROWTH AND INCOME SUB-ACCOUNT (CLASS IB SHARES)
  04/10/2001         to       12/31/2001           11.579412            11.190345                8.6360
  01/01/2002         to       12/31/2002           11.190345             8.903701                8.6360
  01/01/2003         to       12/31/2003            8.903701            11.139506                0.0000
  01/01/2004         to       12/31/2004           11.139506            12.155928                0.0000
  01/01/2005         to       12/31/2005           12.155928            12.563934                0.0000
============        ====      ==========           =========            =========           ===========

FINANCIAL STATEMENTS

The financial statements of the Separate Account, the Company and General American Life Insurance Company are included herein.


The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.


The financial statements of General American Life Insurance Company have been included because for contracts issued on or before December 31, 2002, General American Life Insurance Company agreed to ensure that the Company will have sufficient funds to meet its obligations under the contracts.

                                    PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS


a.   Financial Statements
     -----------------------------------------------------------------------------------------


The following financial statements of the Separate Account are included in Part B hereof:


1.   Report of Independent Registered Public Accounting Firm.

2.   Statement of Assets and Liabilities as of December 31, 2008.

3.   Statement of Operations for the year ended December 31, 2008.

4.   Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.

5.   Notes to Financial Statements


The following financial statements of the Company are included in Part B hereof:


1.   Report of Independent Registered Public Accounting Firm.

2.   Balance Sheets as of December 31, 2008 and 2007.

3.   Statements of Income for the years ended December 31, 2008, 2007 and 2006.

4.   Statements of Stockholder's Equity for the years ended December 31, 2008, 2007 and 2006.

5.   Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

6.   Notes to Financial Statements.




The Following Consolidated financial statements of General American Life Insurance Company (the
"Guarantor") are included in Part B hereof:


1.   Report of Independent Registered Public Accounting Firm.

2.   Consolidated Balance Sheets as of December 31, 2008 and 2007.

3.   Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006.

4.   Consolidated Statements of Stockholder's Equity for the years ended December 31, 2008, 2007 and
     2006.

5.   Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

6.   Notes to Consolidated Financial Statements.



b.           Exhibits
             --------------------------------------------------------------------------------------------------------

1.   (i)     Resolution of Board of Directors of the Company (MLI CA) authorizing the establishment of the
             Variable Account (adopted March 24, 1992 and certified October 7, 1997) (1)

     (ii)    Revised and Restated Resolutions of Board of Directors (MLI CA) (adopted June 11, 2004) (13)

     (iii)   Resolutions of Board of Directors of Company (MLI) (including Agreement and Plan of Merger dated
             October 17, 2006) attached as Exhibit A to the resolutions) (adopted April 25, 2006 and certified April
             27, 2006) (24)

     (iv)    Resolution of the Board of Directors of MetLife Investors Insurance Company authorizing the establishment of the Variable Account (32)


     (v)     Resolutions of the Board of Directors of MetLife Investors Insurance Company (Separate Account
             Consolidation) (filed herewith)


2.           Not Applicable.


3.   (i)     Principal Underwriter's and Selling Agreement (effective January 1, 2001) (12)

     (ii)    Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002) (12)

     (iii)   Amendment No. 2 to Principal Underwriter's and Selling Agreement (effective December 2, 2002) (12)

     (iv)    Form of Retail Sales Agreement and Schedule of Differences (34)

     (v)     Retail Sales Agreement and Amendments by and among MetLife Investors Distribution Company and
             Edward D. Jones & Co., L.P. (35)

     (vi)    Selling Agreement and Amendments by and among MetLife Investors Insurance Company, MetLife Investors Distribution
             Company, UBS Paine Webber, Inc., and PWJC Insurance Sales Incorporated. (34)

     (vii)   Agreement and Plan of Merger (12-01-04) (MLIDC into GAD) (43)


4.   (i)     Individual Flexible Purchase Payment Deferred Variable Annuity Contract (7)

     (ii)    Enhanced Dollar Cost Averaging Rider 7013 (11/00)(7)

     (iii)   Three Month Market Entry Rider 7014 (11/00) (7)

     (iv)    Death Benefit Rider - (Principal Protection) 7015 (11/00) (7)


     (v)        Death Benefit Rider - (Compounded-Plus) 7016 (11/00) (7)

     (vi)       Death Benefit Rider - (Annual Step-Up) 7017 (11/00) (7)

     (vii)      Guaranteed Minimum Income Benefit Rider - (Living Benefit) (7)

     (viii)     Additional Death Benefit Rider - (Earnings Preservation Benefit) (7)

     (ix)       Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider 7021 (11/00) (7)

     (x)        Terminal Illness Rider 7022 (11/00) (7)

     (xi)       Individual Retirement Annuity Endorsement 7023 (11/00) (7)

     (xii)      Roth Individual Retirement Annuity Endorsement 7024 (11/00) (7)

     (xiii)     401 Plan Endorsement 7025 (11/00) (7)

     (xiv)      Tax Sheltered Annuity Endorsement 7026 (11/00) (7)

     (xv)       Unisex Annuity Rates Rider 7027 (11/00) (7)

     (xvi)      Endorsement (Name Change effective February 5, 2001. Metlife Investors Insurance Company of
                California; formerly Cova Financial Life Insurance Company) CC-4435 (12/00) (8)

     (xvii)     Form of Guaranteed Minimum Income Benefit Rider - (Living Benefit) (GMIB II 03/03) (10)

     (xviii)    Form of Guaranteed Withdrawal Benefit Rider - (GWB) MLI-690-1 (7/04) (13)

     (xix)      Form of Contract Schedule [Class AA, B, C, L, VA or XC] 9028-2 (7/04) (13)

     (xx)       Individual Retirement Annuity Endorsement 9023.1 (9/02) (13)

     (xxi)      Roth Individual Retirement Annuity Endorsement 9024.1 (9/02) (13)

     (xxii)     401(a)/403(a) Plan Endorsement 9025.1 (9/02) (13)

     (xxiii)    Tax Sheltered Annuity Endorsement 9026.1 (9/02)(13)

     (xxiv)     Simple Individual Retirement Annuity Endorsement 9276 (9/02)(13)

     (xxv)      Form of Guaranteed Minimum Income Benefit Rider (GMIB Plus or GMIB III) 9018-2(5/05) (15)

     (xxvi)     Form of Enhanced Dollar Cost Averaging Rider 9013-1 (5/05) (15)

     (xxvii)    Form of Three Month Market Entry Rider 9014-1 (5/05) (15)

     (xxviii)   Form of Contract Schedule (GMIB Plus or GMIB III) 9028-3 (5/05) (15)

     (xxix)     Guaranteed Withdrawal Benefit Rider MLIC-690-2 (11/05) (16)

     (xxx)      Guaranteed Withdrawal Benefit Endorsement MLIC-GWB (11/05)-E (16)

     (xxxi)     Form of Contract Schedule [Classes AA, B, C, L, VA, or XC] 9028-4 (11/05) (17)

     (xxxii)    Guaranteed Minimum Accumulation Benefit - Living Benefit (GMAB) MLIC-670-1 (11/05) (16)

     (xxxiii)   Designated Beneficiary Non-Qualified Annuity Endorsement MLIC-NQ-1 (11/05)-I (17)

     (xxxiv)    Lifetime Guaranteed Withdrawal Benefit Rider MLIC-690-3 (6/06)(20)

     (xxxv)     Form of Contract Schedule 9028-5 (6/06) (20)

     (xxxvi)    Merger Endorsement (4-E21-06-CA) (November 10, 2006) (23)

     (xxxvii)   Fixed Account Rider 9012 (11/00) (31)

5.   (i)        Form of Variable Annuity Application (7)

     (ii)       Form of Variable Annuity Application (Class AA) 9029(11/00) APPVA - 504 AACA (11)

     (iii)      Form of Variable Annuity Application (Class B) 9029(11/00) APPVA - 504 BCA (11)

     (iv)       Form of Variable Annuity Application [Classes AA, B, C, L, VA and XC] 9029 (7/04) APPVA - 504
                VACA (13)

     (v)        Form of Variable Annuity Application (Class VA) 9029 (1/05) APPVA105VACA (15)

     (vi)       Form of Variable Annuity Application (Class VA) 9029 (4/05) APPVA1105VACA (16)

     (vii)      Form of Variable Annuity Application (Class B) 9029 (4/05) APPVA-505BCA (16)

     (viii)     Form of Variable Annuity Application (Class VA) 9029 (1/06) APPVAVACA 606 (20)


     (viii)   Form of Variable Annuity Application (Class AA) 9029 (7/04) APPVAAACA 506 (20)

     (vix)    Form of Variable Annuity Application (Class B) 9029 (7/04) APPVABCALIS 506 (20)

6.   (i)      Copy of Articles of Incorporation of the Company (2)

     (ii)     Copy of the Bylaws of the Company (2)

7.            Automatic Reinsurance Agreement between MetLife Investors Insurance Company of California and
              Exeter Reassurance Company, Ltd. (9)

8.   (i)      (a)   Fund Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Cova
                    Financial Services Life Insurance Company, on behalf of itself and its separate accounts, and Cova Life Sales
                    Company (effective December 31, 1997); Amendment No. 1 dated April 23, 1999 to Participation Agreement dated
                    December 31, 1997; Amendment No. 2 dated September 1, 2000 to the Participation Agreement dated December 31,
                    1997; and Amendment No. 3 dated February 12, 2001 to the Participation Agreement dated December 31, 1997 (46)

              (b)   Amendment No. 4 dated November 9, 2009 (34)

     (ii)     Fund Participation Agreement among Cova Financial Services Life Insurance Company, Cova Life Sales Company, Alliance
              Capital Management LP and Alliance Fund Distributors, Inc. (1997)(filed herewith)

     (iii)    Fund Participation Agreement between Cova Financial Services Life Insurance Company and each of Dreyfus Life and
              Annuity Index Fund, Inc. (d/b/a Dreyfus Stock Index Fund, Inc.) (November 1, 1999)(filed herewith)

     (iv)     (a)   Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton
                    Distributors, Inc. and Cova Financial Services Life Insurance Company (September 1, 2000)(46)

              (b)   Amendment among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and
                    COVA Financial Services Life Insurance Company effective September 1, 2000 to the Participation Agreement dated
                    September 1, 2000; Amendment among Frankling Templeton Variable Insurance Products Trust, Franklin Templeton
                    Disbributors, Inc. and COVA Financial Services Life Insurance Company effective September 1, 2000 to the
                    Participation Agreement dated September 1, 2000; Amendment among Franklin Templeton Variable Insurance Products
                    Trust, Franklin Templeton Distributors, Inc. and COVA Financial Services Life Insurance Company effective March
                    1, 2001 to the Participation Agreement dated September 1, 2000; Amendment among Franklin Templeton Variable
                    Insurance Products Trust, Franklin Templeton Distributors, Inc., COVA Financial Services Life Insurance Company
                    and MetLife Investors Insurance Company effective May 1, 2001 to the Participation Agreement dated September 1,
                    2000; and Amendment among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors,
                    Inc. and COVA Financial Services Life Insurance Company effective June 5, 2007 to the Participation Agreement dated September 1, 2000 (46)

              (c)   Amendment No. 6 dated October 2, 2009. (34)

    (v)       Participation Agreement among Investors Fund Series, Zurich Kemper Investments, Inc., Zurich Kemper Distributors, Inc.
              and Cova Financial Services Life Insurance Company dated December 10, 1997; Supplement to Participation Agreement
              dated September 1, 1998; Supplement to Participation Agreement dated October 1, 1999; and Supplement to Participation
              Agreement dated February 12, 2001. (34)

    (vi)      Fund Participation Agreement among MFS Variable Insurance Trust, Cova Financial Services Life Insurance Company and
              Massachusetts Financial Services Company (November 1997), Partial Termination of Participation Agreement dated
              November 24, 1997, as amended by Amendment No. 1 dated October 22, 1998 by and among MFS Variable Insurance Trust,
              Cova Financial Services Life Insurance Company and Massachusetts Financial Service Company (January 28, 1999),
              Amendment to Participation Agreement dated November 24, 1997 by and among MFS Variable Insurance Trust, Cova
              Financial Services Life Insurance Company and Massachusetts Financial Service Company (1998), Amendment No. 2 to
              Participation Agreement dated November 24, 1997, as amended by Amendment No. 1 dated October 22, 1998 by and among
              MFS Variable Insurance Trust, Cova Financial Services Life Insurance Company and Massachusetts Financial Service
              Company (October 1, 1999) (35)

    (vii)     Participation Agreement among PIMCO Variable Insurance Trust, PIMCO Funds Distributors, LLC and Cova Financial
              Services Life Insurance Company dated November 15, 1999, Amendment No. 1 dated April 1, 2000; and Amendment No. 2 dated February 12, 2001 (34)

    (viii)    Amended and Restated Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp. and Cova Financial
              Services Life Insurance Company (September 1, 1998); Amendment dated November 12, 1999 to the Participation Agreement dated September 1, 1998; Amendment dated May 1, 2001 to the Participation Agreement dated September 1, 1998; and
              Amendment No. 3 dated April 24, 2006 to the Participation Agreement dated September 1, 1998 (46)



    (ix)      (a)   Participation Agreement among Variable Insurance Product Fund, Fidelity Distributors Corporation and Cova
                    Financial Services Life Insurance Company (November 17, 1997)(36)

              (b)   Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Cova
                    Financial Services Life Insurance Company (November 17, 1997)(36)

              (c)   Participation Agreement among Variable Insurance Products Funds III, Fidelity Distributor Corporation and Cova
                    Financial Services Life Insurance Company (November 17, 1997)(36)

              (d)   First Amendment among Cova Financial Services Life Insurance Company, Variable Insurance Products and Fidelity
                    Distributors Corporation effective May 7, 2001 to the Participation Agreement dated November 17, 1997 (46)

              (e)   Amendment and Assignment of Variable Insurance Products Fund I's and Variable Insurance Products Fund II's
                    Participation Agreement, each dated November 17, 1997, as amended, consented by MetLife Investors Insurance
                    Company as of June 19, 2007 (46)

     (x)      (a)   Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife Investors
                    Distribution Company and MetLife Investors Insurance Company (February 12, 2001)(37)

              (b)   First Amendment to Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp.,
                    MetLife Investors Distribution Company and MetLife Investors Insurance Company (September 14, 2001)(37)

     (xi)     Participation Agreement Among Metropolitan Series Fund, Inc., Metropolitan Life Insurance Company and Cova Financial
              Services Life Insurance Company (effective September 1, 2000)(38)

     (xii)    Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, Metropolitan Life Insurance
              Company and MetLife Investors Insurance Company (effective July 1, 2004)(40)

     (xii)    Net Worth Agreement among MetLife, Inc. and MetLife Investors Insurance Company (effective December 31, 2002) (41)

     (xiv)    Guarantee Agreement (June 1, 1995) (General American Life Insurance Company)(42)

     (xv)     Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Securities, Inc. and
              MetLife Investors Insurance Company (effective April 30, 2007)(43)

     (xvi)    Fund Participation Agreement Among MetLife Investors Insurance Company, American Funds Insurance Series and Capital
              Research and Management Company (effective 11-01-06)(44)

    (xvii)   Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisers, LLC, MetLife Investors Distribution
             Company and MetLife Investors Company (effective August 31, 2007)(45)



9.        (i)      Opinion and Consent of Counsel (MetLife Investors Insurance Company) (filed herewith)

          (ii)     Opinion (General American Life Insurance Company) (filed herewith)

10.       (i)      Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for the Depositor,
                   Registrant and Guarantor (filed herewith)

          (ii)     Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) for MetLife, Inc.
                   (filed herewith)


11.                Not Applicable.

12.                Not Applicable.

13.       (i)      Powers of Attorney (MetLife Investors Insurance Company) for Michael K. Farrell, Jay S. Kaduson, Susan A.
                   Buffum, Paul A. Sylvester, Richard C. Pearson, Elizabeth M. Forget, Jeffrey A. Tupper, James J. Reilly,
                   Bennett D. Kleinberg and George Foulke (filed herewith)


          (ii)     Powers of Attorney (General American Life Insurance Company) for Michael K. Farrell, Todd B. Katz,
                   James L. Lipscomb, Maria R. Morris, Eric T. Steigerwalt, Stanley J. Talbi, Michael J. Vietri,
                   James J. Reilly, Theresa Wynn Roseborough, and Peter M. Carlson (filed herewith)


      (1)          incorporated herein by reference to Cova Variable Life Account Five's Initial Registration Statement on
                   Form S-6 (File No. 333-37559) as filed electronically on October 9, 1997.

      (2)          incorporated herein by reference to Cova Variable Annuity Account One's Initial Registration Statement
                   on Form N-4 EL (File No. 333-34741 and 811-05200) as filed electronically on August 29, 1997.

      (3)          incorporated herein by reference to Cova Variable Annuity Account One's Pre-Effective Amendment No. 1 on
                   Form N-4/A (File No. 333-34817 and 811-07060) as filed electronically on November 19, 1997.

      (4)          incorporated herein by reference to Cova Variable Annuity Account Five's Post-Effective Amendment No. 1 to
                   Form N-4/A (File No. 333-34817 and 811-07060) as filed electronically on February 11, 1998.

      (5)          incorporated herein by reference to Cova Variable Annuity Account Five's Post Effective Amendment No. 6 to
                   Form N-4 (File Nos. 033-50174 and 811-07060) as filed electronically on April 29, 1998.

      (6)          incorporated herein by reference to Cova Variable Annuity Account Five's Post-Effective Amendment No. 9 to
                   Form N-4 (File Nos. 033-50174 and 811-7060) as filed electronically on April 29, 1999.

      (7)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Initial Registration
                   Statement on Form N-4 (File Nos.333-54016 and 811-7060) as filed electronically January 19, 2001.

      (8)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                   No. 1 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on May 1, 2001.

      (9)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post Effective Amendment
                   No. 5 to Form N-4 (File Nos. 333-54016 and 811-07060) as filed electronically on May 1, 2003.

     (10)          incorporated herein by reference to MetLife Investors USA Separate Account A's Post-Effective
                   Amendment No. 5 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on April 27, 2004.

     (11)          incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment
                   No. 6 to Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on April 28, 2004.


(12)     incorporated herein by reference to Registrant's Post-Effective Amendment No.9 to Form N-4(File No. 333-50540 and
         811-05200) as filed electronically on July 15, 2004.

(13)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 8 to
         Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on July 19, 2004.

(14)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 9 to
         Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on November 2, 2004.

(15)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 10 to
         Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on April 27, 2005.

(16)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 11 to
         Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on July 13, 2005.

(17)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 12 to
         Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on September 9, 2005.

(18)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 13 to
         Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on October 7, 2005.

(19)     incorporated herein by reference to MetLife Investors Variable USA Separate Account A's Post-Effective
         Amendment No. 19 to Form N-4 (File Nos. 333-54464 and 811-03365) as filed electronically on April
         24, 2006.

(20)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Post-Effective Amendment No. 15 to
         Form N-4 (File Nos. 333-54016 and 811-07060) as electronically filed on April 21, 2006.

(21)     incorporated herein by reference to First MetLife Investors Variable Annuity Account One's
         Post-Effective Amendment No. 11 to Form N-4 (File Nos. 333-96795 and 811-08306) as filed electronically on July 27, 2006.

(22)     incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-4/A (File
         Nos. 333-34741 and 811-05200) as filed electronically on November 20, 1997.

(23)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 on Form N-4 (File
         Nos. 333-34741 and 811-05200) as filed electronically on January 26, 1998.

(24)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 11 on Form N-4 (File Nos. 033-39100
         and 811-05200) as filed electronically on April 30, 1998.

(25)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 on Form N-4 (File
         Nos. 033-39100 and 811-05200) as filed electronically on April 29, 1999.

(26)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 on Form N-4 (File
         Nos. 333-34741 and 811-05200) as filed electronically on May 1, 2000.

(27)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 on Form N-4 (File
         Nos. 333-50540 and 811-05200) as filed electronically on April 30, 2003.

(28)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 9 to Form N-4 (File
         Nos. 333-50540 and 811-05200) as filed electronically on July 15, 2004.

(29)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 10 to Form N-4 (File
         Nos. 333-50540 and 811-05200) as filed electronically on November 2, 2004.

(30)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 14 to Form N-4 (File
         Nos. 333-50540 and 811-05200) as filed electronically on October 7, 2005.

(31)     incorporated herein by reference to MetLife Investors Variable Annuity Account Five's Initial Registration Statement on
         Form N-4 (File Nos. 333-138563 and 811-05200) as filed electronically on November 9, 2006.

(32)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 on Form N-4 (File
         Nos. 333-34741 and 811-05200) as filed electronically on April 30, 1999.

(33)     incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-4 (File Nos. 333-161102 and
         811-05200) as filed electronically on November 2, 2009.

(34)     incorporated herein by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-4/A (File Nos. 333-160936 and
         811-05200) filed electronically on  November 2, 2009.

(35)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 19 on Form N-4 (File Nos. 333-54358 and
         811-05200) filed electronically on October 9, 2009.

(36)     incorporated herein by reference to Registrant's Amendment No. 11 on Form N-4 (File Nos. 033-39100 and 811-05200) filed electronically on April 30, 1998.

(37)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 on Form N-4 (File Nos. 333-50540 and
         811-05200) filed electronically on April 30, 2003.

(38)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 9 to Form N-4 (File Nos. 333-50540 and
         811-05200) filed electronically on July 15, 2004.

(39)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 10 to Form N-4 (File Nos. 333-50540 and
         811-05200) filed electronically on November 2, 2004.

(40)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 14 to Form N-4 (File Nos. 333-50540 and
         811-05200) filed electronically on October 7, 2005.

(41)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 16 to Form N-4 (File Nos. 333-50540 and
         811-05200) filed electronically on April 21, 2006.

(42)     incorporated herein by reference to First MetLife Investors Variable Annuity Account One's Post-Effective Amendment No. 11
         to Form N-4 (File Nos. 333-96795 and 811-08306) filed electronically on July 27, 2006.

(43)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 15 to Form N-4 (File Nos. 333-51950 and
         811-05200) filed electronically on April 19, 2007.

(44)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 22 to Form N-4 (File Nos. 333-50540 and
         811-05200) filed electronically on April 19, 2007.

(45)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 17 to Form N-4 (File Nos. 333-51950 and
         811-05200) filed electronically on October 31, 2007.

(46)     incorporated herein by reference to Registrant's Post-Effective Amendment No. 25 to Form N-4 (File Nos. 333-50540 and
         811-05200) filed electronically on April 22, 2008.


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------

Michael K. Farrell                      Chairman of the Board, President,
10 Park Avenue                          Chief Executive Officer and Director
Morristown, NJ 07962

Susan A. Buffum                         Director
10 Park Avenue
Morristown, NJ 07962


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   ------------------------------------------------------------------

George Foulke                           Director
334 Madison Avenue
Convent Station, NJ 07961

Jay S. Kaduson                          Vice President and Director
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                     Executive Vice President and Director
1095 Avenue of the Americas
New York, NY 10016

Bennett D. Kleinberg                    Vice President and Director
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Richard C. Pearson                      Vice President,
5 Park Plaza, Suite 1900                Associate General Counsel, Secretary and Director
Irvine, CA 92614

Paul A. Sylvester                       Director
10 Park Avenue,
Morristown, NJ 07967

Jeffrey A. Tupper                       Assistant Vice President and Director
5 Park Plaza, Suite 1900
Irvine, CA 92614

Eric T. Steigerwalt                     Treasurer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

James J. Reilly                         Vice President-Finance (principal financial officer and principal
501 Boylston Street                     accounting officer)
Boston, MA 02116

Kevin J. Paulson                        Senior Vice President
4700 Westown Parkway
West Des Moines, IA 50266

Stewart M. Ashkenazy                    Vice President, Appointed Actuary
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

Johnathan L. Rosenthal                  Vice President, Chief Hedging Officer
10 Park Avenue
Morristown, NJ 07962

George Luecke                           Vice President, Annuity Finance
1095 Avenue of the Americas
New York, NY 10036

Jeffrey N. Altman                       Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Roberto Baron                           Vice President
1095 Avenue of the Americas
New York, NY 10036

Betty E. Davis                          Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH DEPOSITOR
-------------------------------------   -------------------------------------

Jeffrey P. Halperin                     Vice President
1095 Avenue of the Americas
New York, NY 10036

Gregory E. Illson                       Vice President
501 Boylston Street
Boston, MA 02116

Christopher A. Kremer                   Vice President
501 Boylston Street
Boston, MA 02116

Karen A. Johnson                        Vice President
501 Boylston Street
Boston, MA 02116

Deron J. Richens                        Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Marian J. Zeldin                        Vice President
300 Davidson Avenue
Somerset, NY 08873

Paul L. LeClair                         Vice President
501 Boylston Street
Boston, MA 02116

Robert L. Staffier                      Vice President
501 Boylston Street
Boston, MA 02116

Mark S. Reilly                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Gene L. Lunman                          Vice President
1300 Hall Boulevard
Bloomfield, CT 06002-2910

Lisa S. Kuklinski                       Vice President
1095 Avenue of the Americas
New York, NY 10036

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of MetLife Investors Insurance
Company under Missouri insurance law. MetLife Investors Insurance Company is a wholly-owned direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS


    As of August 31, 2009, there were 334 qualified contract owners and 221 non-qualified contract owners of Class VA contracts; and 653 qualified contract owners and 549 non-qualified contract owners of Class AA contracts; and 105 qualified contract owners and 228 non-qualified owners of Class B contracts.


ITEM 28. INDEMNIFICATION


    The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.


    The Bylaws of the Company (Article IV, Section 1) provide that:

    Each person who is or was a director, officer or employee of the corporation or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person) shall be indemnified by the corporation as of right to the full extent permitted or authorized by the laws of the State of Missouri, as now in effect and as hereafter amended, against any liability, judgment, fine, amount paid in settlement, cost and expenses (including attorney's fees) asserted or threatened against and incurred by such person in his capacity as or arising out of his status as a director, officer or employee of the corporation or if serving at the request of the corporation, as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise. The indemnification provided by this bylaw provision shall not be exclusive of any other rights to which those indemnified may be entitled under any other bylaw or under any agreement, vote of shareholders or disinterested directors or otherwise, and shall not limit in any way any right which the corporation may have to make different or further indemnification with respect to the same or different persons or classes of persons.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):




    Met Investors Series Trust
       MetLife Investors USA Separate Account A
       MetLife Investors USA Variable Life Account A
       First MetLife Investors Variable Annuity Account One
       MetLife Investors Variable Annuity Account Five
       MetLife Investors Variable Life Account One
       MetLife Investors Variable Life Account Five
       General American Separate Account Eleven
       General American Separate Account Twenty-Eight
       General American Separate Account Twenty-Nine
       General American Separate Account Two
       Security Equity Separate Account Twenty-Six
       Security Equity Separate Account Twenty-Seven
       MetLife of CT Separate Account QPN for Variable Annuities
       MetLife of CT Fund UL for Variable Life Insurance
       MetLife of CT Fund UL III for Variable Life Insurance
       MetLife of CT Separate Account Eleven for Variable Annuities Metropolitan Life Separate Account E
       Metropolitan Series Fund, Inc.
       Metropolitan Tower Life Separate Account One
       Metropolitan Tower Life Separate Account Two

Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.
Metropolitan Life Variable Annuity Separate Account II
Metropolitan Life Variable Annuity Separate Account I


  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
------------------------------------- -------------------------------------------------------------------------------------------

Michael K. Farrell                    Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                      Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                    Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                     President, National Sales Manager-Annuities & LTC
10 Park Avenue
Morristown, NJ 07962

Elizabeth M. Forget                   Executive Vice President, Investment Fund Management & Marketing
1095 Avenue of the Americas
New York, NY 10036

Paul A. LaPiana                       Executive Vice President, National Sales Manager-Life
5 Park Plaza, Suite 1900
Irvine, CA 92614

Richard C. Pearson                    Executive Vice President, General Counsel and Secretary
5 Park Plaza, Suite 1900
Irvine, CA 92614

Peter Gruppuso                        Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

John C. Kennedy                       Senior Vice President, National Sales Manager, Bank and Broker/Dealer
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers                    Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

Curtis Wohlers                        Senior Vice President, National Sales Manager, Independent Planners and Insurance Advisors
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Jeffrey A. Barker                     Senior Vice President, Channel Head-Independent Accounts
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Andrew Aiello                         Senior Vice President, Channel Head-National Accounts
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jay S. Kaduson                        Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt                   Treasurer
1095 Avenue of the Americas
New York, NY 10036

Debora L. Buffington                  Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                         Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-------------------------------------   ---------------------------------------

Paul M. Kos                             Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Deron J. Richens                        Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy Sturdivant                        Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                        Vice President
1095 Avenue of the Americas
New York, NY 10036


  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:



                  (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------

 MetLife Investors Distribution Company      $85,020,359         $0             $0            $0


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266


    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (e) MetLife Investors Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (f) MetLife, 18210 Crane Nest Dr. Tampa, FL 33647


    (g) MetLife, 501 Boylston Street, Boston, MA 02116


    (h) MetLife, 200 Park Avenue, New York, NY 10166


    (i) General American Life Insurance Company, 13045 Tesson Ferry Road, St. Louis, MO 63128 (with respect to the Guarantee Agreement only)


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

    d. During any time there are insurance obligations outstanding and covered by the guarantee issued by General American Life Insurance Company ("Guarantee Period"), previously filed as an exhibit with the SEC (the "Guarantee"), the Depositor hereby undertakes to provide notice to contract owners covered by the Guarantee promptly after the happening of significant events related to the Guarantee.


    These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner's rights under the Guarantee; or (iii) the insolvency of General American Life Insurance Company ("Guarantor").


    Depositor hereby undertakes during the Guarantee Period to cause Registrant to file post-effective amendments to this Registration Statement as frequently as is necessary to ensure that the current annual audited financial statements of the Guarantor in the Registration Statement are updated to be as of a date not more than 16 months prior to the effective date of this Registration Statement, and to cause Registrant to include as an exhibit to this Registration Statement the consent of the independent registered public accounting firm of the Guarantor regarding such financial statements.


    During the Guarantee Period, the Depositor hereby undertakes to include in the prospectus to contract owners, an offer to supply the Statement of Additional Information which shall contain the annual audited financial statements of the Guarantor, free of charge upon a contract owner's request.


                                REPRESENTATIONS


    MetLife Investors Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES


     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the city of Irvine, and state of California, on the 2nd day of November, 2009.


METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE
(Registrant)


By: METLIFE INVESTORS INSURANCE COMPANY


By: /s/ Richard C. Pearson
    ------------------------------------------
    Richard C. Pearson
    Vice President and Associate General
    Counsel


METLIFE INVESTORS INSURANCE COMPANY
(Depositor)


By: /s/ Richard C. Pearson
    ------------------------------------------
    Richard C. Pearson
    Vice President and Associate General
    Counsel

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 2, 2009.



/s/ Michael K. Farrell*                 Chairman of the Board, Chief Executive
-------------------------------------   Officer, President and Director
Michael K. Farrell


/s/ Jay S. Kaduson*                     Director and Vice President
-------------------------------------
Jay S. Kaduson


/s/ James J. Reilly*                    Vice President-Finance (principal
-------------------------------------   financial officer and principal
James J. Reilly                         accounting officer)


/s/ Susan A. Buffum*                    Director
-------------------------------------
Susan A. Buffum


/s/ Elizabeth M. Forget*                Director and Executive Vice President
-------------------------------------
Elizabeth M. Forget


/s/ George Foulke*                      Director
-------------------------------------
George Foulke


/s/ Paul A. Sylvester*                  Director
-------------------------------------
Paul A. Sylvester


/s/ Richard C. Pearson*                 Director, Vice President, Associate
-------------------------------------   General Counsel and Secretary
Richard C. Pearson


/s/ Jeffrey A. Tupper*                  Director and Assistant Vice President
-------------------------------------
Jeffrey A. Tupper


/s/ Bennett D. Kleinberg*               Director and Vice President
-------------------------------------
Bennett D. Kleinberg




*By: /s/ Michele H. Abate
     -----------------------------------
     Michele H. Abate, Attorney-In-Fact
     November 2, 2009



* MetLife Investors Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated, pursuant to powers of attorney filed herewith.

                                   SIGNATURES

     As required by the Securities Act of 1933, General American Life Insurance Company has caused this Registration Statement to be signed on its behalf, in the city of St. Louis, and state of Missouri, on the 2nd day of November, 2009.

GENERAL AMERICAN LIFE INSURANCE COMPANY
(Guarantor)


By: /s/ James J. Reilly
    --------------------------------------
    James J. Reilly
    Vice President

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 2, 2009.



/s/ Michael K. Farrell*                     Chairman of the Board, President,
-----------------------------------------   Chief Executive Officer and Director
Michael K. Farrell


/s/ Peter M. Carlson*                       Director, Executive Vice President
-----------------------------------------   and Chief Accounting Officer
Peter M. Carlson

/s/ Todd B. Katz*                           Director
-----------------------------------------
Todd B. Katz

/s/ James L. Lipscomb*                      Director
-----------------------------------------
James L. Lipscomb

/s/ Maria R. Morris*                        Director
-----------------------------------------
Maria R. Morris

/s/ James J. Reilly*                        Vice President (principal financial
-----------------------------------------   officer)
James J. Reilly

/s/ Theresa Wynn Roseborough*               Director
-----------------------------------------
Theresa Wynn Roseborough

/s/ Eric T. Steigerwalt*                    Director
-----------------------------------------
Eric T. Steigerwalt

/s/ Stanley J. Talbi*                       Director
-----------------------------------------
Stanley J. Talbi

/s/ Michael J. Vietri*                      Director
-----------------------------------------
Michael J. Vietri

*By: /s/ Michele H. Abate
     -----------------------------------
     Michele H. Abate, Attorney-In-Fact
     November 2, 2009

* General American Life Insurance Company. Executed by Michele H. Abate, Esquire on behalf of those indicated pursuant to powers of attorney filed herewith.

Index To Exhibits

1(v)    Resolutions of the Board of Directors of MetLife Investors Insurance
        Company
8(ii) Fund Participation Agreement among Cova Financial Services Life Insurance Company, Cova Life Sales Company, Alliance Capital Management LP and Alliance Fund Distributors, Inc.
8(iii) Fund Participation Agreement among Cova Financial Services Life Insurance Company and Dreyfus Life and Annuity Index Fund, Inc.
9(i)    Opinion and Consent of Counsel (MetLife Investors Insurance Company)
9(ii)   Opinion (General American Life Insurance Company)
10(i)   Consent of Independent Registered Accounting Firm
10(ii)  Consent of Independent Registered Accounting Firm for MetLife, Inc.
13(i)   Powers of Attorney (MetLife Investors Insurance Company)
13(ii)  Powers of Attorney (General American Life Insurance Company)